FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item

1. Annual General Shareholders’ Meeting of Telefónica

• Official Calling and Agenda

• Full text of the proposals to be submitted for approval

• Mandatory report of the Board of Directors on Point III of the Agenda

• Mandatory report of the Board of Directors on Point IV of the Agenda

• Mandatory report of the Board of Directors on Point VI of the Agenda

• Disclosures required under article 116 bis of the Spanish Securities Market Law

• Account Auditor’s Report, Annual Accounts and Management Report of the Consolidated Group of Companies, all for the Fiscal Year 2010

• Account Auditor’s Report, Annual Accounts and Management Report of Telefónica, S.A., all for the Fiscal Year 2010

Telefónica, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
Telefónica, S.A. has resolved to call the Annual General Shareholders’ Meeting of the Company to be held in Madrid, at the Recinto Ferial de la Casa de Campo, Pabellón de Cristal, Avenida de Portugal, sin número, on May 17, 2011 at 1:00 p.m. on first call, or, in the event that the legally required quorum is not reached and therefore the Meeting cannot be held on first call, on May 18, 2011 on second call, at the same place and time.
To this end, the following documents are hereby enclosed to this report:
•	Full text of the official calling

•	Full text of the proposals to be submitted for approval of the Annual General Shareholders’ Meeting.

•	Disclosures required under former article 116 bis of the Spanish Securities Market Law (Ley del Mercado de Valores).
The aforesaid proposals, together with the additional information, are available to shareholders, for examination, at the Company’s registered office. Additionally, these documents will be accessible on-line via TELEFÓNICA, S.A ’s website: www.telefonica.com.
Madrid, April 15th, 2011

TELEFÓNICA, S.A.
Ordinary General Shareholders’ Meeting
By resolution of the Board of Directors of TELEFÓNICA, S.A., the shareholders are hereby called to the Ordinary General Shareholders’ Meeting, to be held in Madrid, at the Recinto Ferial de la Casa de Campo, Pabellón de Cristal, Avenida de Portugal, sin número, on May 17, 2011 at 1:00 p.m. on first call, or, in the event that the legally required quorum is not reached and therefore the Meeting cannot be held on first call, on May 18, 2011 on second call, at the same place and time, in order to deliberate and decide upon the matters included in the following
AGENDA
I.
Examination and approval, if applicable, of the Individual Annual Accounts, the Consolidated Financial Statements (Consolidated Annual Accounts) and the Management Report of Telefónica, S.A and of its Consolidated Group of Companies, as well as of the proposed allocation of the profits/losses of Telefónica, S.A. and the management of its Board of Directors, all with respect to Fiscal Year 2010.

II.	Compensation of shareholders: Distribution of dividends to be charged to Unrestricted Reserves.
III.	Amendment of the By-Laws.
III.1	Amendment of Articles 1, 6.2, 7, 14, 16.1, 17.4, 18.4, 31 bis and 36 of the By-Laws for adjustment thereof to the latest legislative developments.
III.2	Addition of a new paragraph 5 to Article 16 of the By-Laws.

III.3	Addition of a new Article 26 bis to the By-Laws.
IV.	Amendment of the Regulations for the General Shareholders’ Meeting.
IV.1	Amendment of Articles 5, 8.1, 11 and 13.1 of the Regulations for the General Shareholders’ Meeting for adjustment to the latest legislative developments.
IV.2	Amendment of Article 14.1 of the Regulations for the General Shareholders’ Meeting.

1

V.	Re-election, appointment and ratification, if applicable, of Directors:
V.1	Re-election of Mr. Isidro Fainé Casas.

V.2	Re-election of Mr. Vitalino Manuel Nafría Aznar.

V.3	Re-election of Mr. Julio Linares López.

V.4	Re-election of Mr. David Arculus.

V.5	Re-election of Mr. Carlos Colomer Casellas.

V.6	Re-election of Mr. Peter Erskine.

V.7	Re-election of Mr. Alfonso Ferrari Herrero.

V.8	Re-election of Mr. Antonio Massanell Lavilla.

V.9	Appointment of Mr. Chang Xiaobing.
Determination of the number of Directors.
VI.
Authorization granted to the Board of Directors to increase the share capital pursuant to the terms and conditions of Section 297.1.b) of the Companies Act, over a maximum period of five years, delegating the power to exclude pre-emptive rights pursuant to Section 506 of the Companies Act.

VII.	Re-election of the Auditor for Fiscal Year 2011.

VIII.
Long-term incentive plan based on shares of Telefónica, S.A. Approval of a long-term incentive Plan consisting of the delivery of shares of Telefónica, S.A. aimed at members of the Executive Team of the Telefónica Group (including Executive Directors).

IX.
Restricted Share Plan of Telefónica, S.A. Approval of a long-term incentive restricted Plan consisting of the delivery of shares of Telefónica, S.A. aimed at Employees and Executive Personnel and linked to their continued employment in the Telefónica Group.

X.	Global incentive share purchase Plan of Telefónica, S.A. Approval of an incentive share purchase Global Plan for the Employees of the Telefónica Group.
XI.	Delegation of powers to formalize, interpret, correct and implement the resolutions adopted by the shareholders at the General Shareholders’ Meeting.

2

In addition, and following the presentation of the matters included on the Agenda, the shareholders at the Meeting will be informed of the amendments to the Regulations of the Board of Directors of the Company pursuant to Section 516 of the Companies Act (Ley de Sociedades de Capital), and a Report explaining the matters included in the former Section 116.bis of the Securities Market Act (Ley del Mercado de Valores) (included in the Company’s Management Report) will be submitted to them.
SUPPLEMENT TO THE CALL TO THE GENERAL SHAREHOLDERS’ MEETING
Pursuant to the provisions of Section 172 of the Companies Act (Ley de Sociedades de Capital), shareholders representing at least five percent of the share capital may request the publication of a supplement to this call to the General Shareholders’ Meeting, including one or more items in the Agenda. This right must be exercised by means of verifiable notice (which will include the corresponding documents evidencing shareholder status) that must be received at the Company’s registered office (Gran Vía, número 28, Madrid, código postal 28013, to the attention of the General Secretary & Secretary of the Board of Directors) within five days of the publication of this call to Meeting.
RIGHT TO RECEIVE INFORMATION
In connection with Items I, III, IV and VI on the Agenda, and pursuant to applicable laws and regulations, it is stated for the record that shareholders have the right to examine and obtain at the Company’s registered office, or to request the Company to send them, immediately and free of charge, a copy of the following documents:
•	Individual and consolidated Annual Accounts of Telefónica, S.A. and the proposed allocation of profits/losses, all for fiscal year 2010.

•	Individual and consolidated Management Reports of Telefónica, S.A. for fiscal year 2010.

•	Audit Reports on the individual and consolidated Annual Accounts of Telefónica, S.A. for fiscal year 2010.

•
Report of the Board of Directors relating to the proposal for amendment of the By-Laws of Telefónica, S.A. referred to in item III of the Agenda, which includes the complete text of the proposed amendments.

•
Report of the Board of Directors relating to the proposal for amendment of the Regulations for the General Shareholders’ Meeting of Telefónica, S.A. referred to in item IV of the Agenda, which includes the complete text of the proposed amendments.

•	Report of the Board of Directors relating to the proposal for granting authorization to that body to increase the share capital and to exclude pre-emptive rights referred to in item VI of the Agenda.

3

In addition, the following documents are made available to the shareholders at the registered office of the Company:
•	Complete text of the proposed resolutions set forth in items on the Agenda that are submitted by the Board of Directors.

•	Summary of the professional profile of each of the Directors and of the persons included in the proposed resolutions relating to item V of the Agenda.

•	Current text of the Regulations of the Board of Directors.

•	The explanatory report relating to matters contemplated in the former Section 116.bis of the Securities Market Act (included in the Company’s Management Report).

•	The Report on Directors’ Compensation Policy.

•	The Annual Corporate Governance Report for fiscal year 2010.
All of the documents set forth above will be available electronically on the Company’s website (www.telefonica.com).
Pursuant to Sections 197 and 527 of the Companies Act, the shareholders may, until the seventh day prior to the date on which the General Shareholders’ Meeting is scheduled to be held and by completing the form posted on the Company’s website for such purpose, or by postal correspondence sent to the Company’s registered office (Gran Vía, número 28, Madrid, código postal 28013, to the attention of the Oficina del Accionista [Office of the Shareholder]), request such information or clarifications as they deem necessary, or ask such questions as they deem appropriate, regarding the matters included on the Agenda or about the information available to the public that has been provided by Telefónica, S.A. to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) since June 2, 2010, i.e., the date on which the last General Shareholders’ Meeting was held.
RIGHT TO ATTEND THE MEETING IN PERSON OR BY PROXY
The right to attend the General Shareholders’ Meeting hereby called accrues to shareholders that hold at least 300 shares registered in their name in the corresponding book-entry registry five days in advance of the date on which the Meeting is to be held and who provide evidence thereof by means of the appropriate attendance card or by producing a certificate issued by any of the depositaries participating in the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. [Securities Registration, Clearing and Settlement Systems Management Company] (IBERCLEAR) or by any other means allowed under applicable law.

4

Any shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, who need not be a shareholder. A proxy may be granted by using the proxy-granting form printed on the attendance card or by any other means allowed by Law. The documents containing proxies for the General Shareholders’ Meeting must set forth the instructions regarding the manner of voting, provided that, where no express instructions are given, it shall be understood that the proxy-holder must vote in favor of the proposed resolutions submitted by the Board of Directors regarding the matters on the agenda, and shall vote in such direction as he deems most appropriate, taking into account the corporate interest and that of the shareholder granting the proxy, in relation to any other matters that are not included in the agenda and are thus unknown on the date that the proxy is granted but which may be submitted to a vote at the General Shareholders’ Meeting.
If the proxy-granting form does not set forth a specific person to whom the shareholder grants the proxy, such proxy will be deemed granted in favor of the Chairman of the Board of Directors of the Company or of such other person as may replace him as Chairman of the General Shareholders’ Meeting. In the event that, in accordance with the foregoing, the representative is involved in a conflict of interest upon voting on any of the proposals, whether or not included in the Agenda, which are put to the vote at the General Shareholders’ Meeting, the proxy will be deemed granted to the Secretary for the General Shareholders’ Meeting in his capacity as a shareholder having the right to attend.
Shareholders who do not hold the minimum number of shares required to attend may grant a written proxy in respect thereof in favor of another shareholder having the right to attend, or come together with other shareholders that are in the same situation such that they reach the required number of shares and grant a written proxy to one of such shareholders.
PARTICIPATION OF A NOTARY AT THE MEETING
The Board of Directors has resolved to request the presence of a Notary Public to draw up the minutes of the Meeting, pursuant to Section 203 of the Companies Act, read together with Sections 101 and 103 of the Regulations of the Commercial Registry.

5

PROTECTION OF PERSONAL DATA
The personal data sent by the shareholders to the Company to exercise their rights to attend and vote at the General Shareholders’ Meeting or to grant proxies, or the personal data provided for such purpose by the entities which are the depositaries of the shares held by such shareholders, shall be used by Telefónica, S.A. to manage the development, compliance with and control of the existing shareholding relationship. Furthermore, pursuant to the Personal Data Protection Act (Organic Act 15/1999, of December 13), the data received will be kept in a database for which Telefónica, S.A. is responsible, the purpose of which is to send shareholders information relating to their investment and any advantage inherent to their status as shareholders in the telecommunications, new information technologies, tourism, culture, insurance, financial and home assistance industries. Shareholders have 30 days from the date of the General Shareholders’ Meeting to object to such treatment (which they may do by calling toll-free at 900 111 004); upon expiration of such period they will be deemed to have given their consent for such purpose. The rights of access, correction, cancellation and challenge may be exercised by letter accompanied by a copy of the Identity Document (DNI), addressed to the Office of the Shareholder of Telefónica, S.A., Distrito C, Ronda de la Comunicación s/n, Edificio Oeste 2, planta baja, 28050 Madrid.
ACCESSES TO THE RECINTO FERIAL DE LA CASA DE CAMPO — PABELLÓN DE
CRISTAL
Entrance on Paseo de Extremadura (Puerta del Ángel or Main Gate)
Underground stations: “Alto de Extremadura” or “Puerta del Ángel”, line 6 and “Lago”, line 10
FOR ANY ADDITIONAL INFORMATION, SHAREHOLDERS MAY CONTACT TELEFÓNICA’S OFFICE OF THE SHAREHOLDER BY CALLING TOLL-FREE AT 900 111 004, FROM 9:00 A.M. TO 7:00 P.M., MONDAY THROUGH FRIDAY.
Madrid, April 15, 2011
General Secretary and Secretary of the Board
Mr. Ramiro Sánchez de Lerín García-Ovies

6

Telefónica, S.A.
ORDINARY GENERAL SHAREHOLDERS’ MEETING
OF “TELEFÓNICA, S.A.” — 2011 —
PROPOSED RESOLUTIONS SUBMITTED BY THE BOARD OF DIRECTORS
TO THE SHAREHOLDERS FOR DECISION AT THE
GENERAL SHAREHOLDERS’ MEETING
May 17/18, 2011

Telefónica, S.A.
Proposal regarding Item I on the Agenda: Examination and approval, if applicable, of the Individual Annual Accounts, the Consolidated Financial Statements (Consolidated Annual Accounts) and the Management Report of Telefónica, S.A. and of its Consolidated Group of Companies, as well as of the proposed allocation of the profits/losses of Telefónica, S.A. and the management of its Board of Directors, all with respect to Fiscal Year 2010.
A)
To approve the Individual Annual Accounts (Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes), the Consolidated Financial Statements —Consolidated Annual Accounts— (Statements of Financial Condition, Income Statements, Global Income Statements, Statements of Changes in Shareholders’ Equity, Cash Flow Statements, and Notes to the Consolidated Financial Statements), and the Management Reports of Telefónica, S.A. and its Consolidated Group of Companies for Fiscal Year 2010 (ended on December 31, 2010), as finalized by the Company’s Board of Directors at its meeting of February 23, 2011, as well as the corporate management of the Board of Directors of Telefónica, S.A. during such Fiscal Year.

In the Individual Annual Accounts, the Balance Sheet as of December 31, 2010 discloses assets, liabilities and shareholders’ equity in the amount of 93,117 million euros each, and the Income Statement as of the end of the Fiscal Year shows a profit of 4,130 million euros.
In the Consolidated Financial Statements (Consolidated Annual Accounts), the Balance Sheet as of December 31, 2010 reflects assets, liabilities and shareholders’ equity in the amount of 129,775 million euros each, and the Income Statement as of the end of the Fiscal Year reports a profit of 10,167 million euros.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	2 of 38

Telefónica, S.A.
B)	To approve the following Proposal for the Allocation of the Profits and Losses of Telefónica, S.A. for Fiscal Year 2010:
To allocate the profits posted by Telefónica, S.A. in Fiscal Year 2010, in the amount of 4,130,219,259.19 euros, as follows:
•	2,938,011,020.75 euros to payment of an interim dividend (fixed gross amount of 0.65 euro per share entitled to receive it). Such dividend was paid in full on May 11, 2010.
•	1,690,464.00 euros to funding a restricted reserve for Goodwill.
•	The balance of profits (1,190,517,774.44 euros) to a Discretionary Reserve.
* * * * *

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	3 of 38

Telefónica, S.A.
Proposal regarding Item II on the Agenda: Compensation of shareholders: Distribution of dividends to be charged to Unrestricted Reserves.
To approve a distribution of Unrestricted Reserves by means of payment to each of the existing and outstanding shares of the Company that are entitled to participate in such distribution on the payment date, of the fixed gross amount of 0.77 euro per share, to be charged to the aforementioned Unrestricted Reserves.
Payment will be made on November 7, 2011, through the Entities participating in the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Securities Registration, Clearing and Settlement Systems Management Company) (IBERCLEAR).
* * * * *

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	4 of 38

Telefónica, S.A.
Proposal regarding Item III on the Agenda: Amendment of the By-Laws.
III.1	Amendment of Articles 1, 6.2, 7, 14, 16.1, 17.4, 18.4, 31 bis and 36 of the By-Laws for adjustment thereof to the latest legislative developments.
It is resolved to amend the aforementioned by-law provisions, which shall henceforth read as follows:
New text of Article 1 of the By-Laws:
“Article 1. Corporate name
The Company is named “Telefónica, S.A.” and shall be governed by these By-Laws and, as to matters not otherwise contemplated or provided for herein, by the Companies Act (Ley de Sociedades de Capital) and other legal provisions applicable thereto.”
New text of paragraph 2 of Article 6 of the By-Laws:
“2. Modifications to features of shares represented in book-entry form, once formalized in accordance with the provisions of the Companies Act (Ley de Sociedades de Capital) and the Securities Market Act (Ley del Mercado de Valores), shall be published in the Official Bulletin of the Commercial Registry (Boletín Oficial del Registro Mercantil) and in one of the newspapers of wider circulation in Madrid.”
New text of Article 7 of the By-Laws:
“Article 7. Pending disbursements
1. Pending disbursements shall be paid within the period that is established, within legal limits, by the Board of Directors.
2. In the case of arrears in the payment of pending disbursements, the delinquent shareholder shall be subject to the effects provided for under Law. In the event of a transfer of shares that have not been fully paid up, the transferee of any such shares and all prior transferors shall be jointly and severally liable.”

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	5 of 38

Telefónica, S.A.
New text of Article 14 of the By-Laws:
“Article 14. Powers of the Shareholders Acting at a General Shareholders’ Meeting
The shareholders acting at a General Shareholders’ Meeting shall decide on the matters assigned thereto by Law or these By-Laws and, in particular, regarding the following:
1) Appointment and removal of Directors.
2) Appointment and removal of Auditors and liquidators.
3) Commencement of claims for liability against Directors, liquidators or Auditors.
4) Review of corporate management and approval, if appropriate, of the financial statements for the prior fiscal year and decisions regarding the allocation of profits/losses.
5) Increase and reduction of share capital.
6) Issuance of debentures.
7) Amendment of the By-Laws.
8) Dissolution, merger, split-off, overall assignment of assets and liabilities, relocation of the registered address abroad and transformation of the Company.
9) The elimination of or establishment of restrictions upon pre-emptive rights, without prejudice to the possible delegation of these powers to the Directors as provided by law.
10) The transformation of the Company into a holding company through “subsidiarization” or by entrusting subsidiaries with the conduct of core activities theretofore carried out by the Company itself.
11) The acquisition or disposition of essential operating assets, when this entails an effective amendment of the corporate purpose.
12) Transactions the effect of which is tantamount to liquidating the Company and, especially, the approval of the final balance sheet upon liquidation.
13) Any other matter that the Board of Directors resolves to submit to the shareholders at a General Shareholders’ Meeting.”

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	6 of 38

Telefónica, S.A.
New text of paragraph 1 of Article 16 of the By-Laws:
“1. The General Shareholders’ Meeting shall be called through a notice published in the Official Bulletin of the Commercial Registry and on the Company’s website (www.telefonica.com), as much in advance of the date set for the Meeting as is at a minimum required by Law. The notice published on the Company’s website shall be accessible at least until the date of the Meeting. Furthermore, the Board of Directors may publish notices in other media, if it deems it appropriate in order to give broader publicity to the call to meeting.”
New text of paragraph 4 of Article 17 of the By-Laws:
“4. Proxy representation must be granted in writing (in paper or electronic form) and specifically for each Meeting.
A proxy is always revocable. Attendance at the Meeting by the shareholder granting the proxy, whether in person or through distance voting, entails the revocation of any proxy, whatever the date thereof. A proxy shall likewise be rendered void as a result of the disposition of shares of which the Company has notice.
Without prejudice to the provisions of Section 187 of the Companies Act, a proxy must be granted pursuant to the provisions of Section 184.2 of such Act.”
New text of paragraph 4 of Article 18 of the By-Laws:
“4. In cases of increase or reduction in share capital, issuance of convertible debentures, merger, split-off, overall assignment of assets and liabilities and relocation of the Company’s registered address abroad, the information required by Law in connection with such cases shall be made available.”
New text of Article 31 bis of the By-Laws:
“Article 31 bis. Audit and Control Committee
1. An Audit and Control Committee shall be created within the Board of Directors, which shall be composed of a minimum of three Directors and a maximum of five, to be appointed by the Board of Directors. All of the members of such Committee shall be external or non-executive Directors. At least one of them shall be an independent Director, who shall be appointed taking into account his knowledge and experience in accounting, auditing or both.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	7 of 38

Telefónica, S.A.
2. The Chairman of the Audit and Control Committee, which position shall be held by an independent Director in all cases, shall be appointed by the Committee itself from among its members and shall hold office for four years, and may be re-elected after the passage of one year from ceasing to act as such.
3. The Audit and Control Committee shall have the following powers, at a minimum:
(i) To report, through its Chairman, to the shareholders at the General Shareholders’ Meeting regarding matters raised therein by the shareholders in connection with the matters for which the Committee is responsible.
(ii) To propose to the Board of Directors, for subsequent submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor referred to in Section 264 of the Companies Act, as well as, if appropriate, the terms and conditions for hiring such Auditor, the scope of its professional duties and the revocation of its appointment or its re-appointment.
(iii) To supervise the effectiveness of the Company’s internal control system, the internal audit and the risk management systems as well as to discuss with the Auditor the significant weaknesses in the internal control system detected during the audit.
(iv) To supervise the process of preparation and submission of regulated financial information.
(v) To establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.
In any event, the Audit and Control Committee must receive annually written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor, or by the persons or entities related thereto, pursuant to Law 19/1988, of July 12, on Auditing of Financial Statements.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	8 of 38

Telefónica, S.A.
(vi) To issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in paragraph V above.
(vii) Any other powers granted under the Regulations of the Board of Directors.”
New text of Article 36 of the By-Laws:
“Article 36. Grounds for dissolution
The Company shall be dissolved upon any of the grounds set forth in the Companies Act.”
III.2	Addition of a new paragraph 5 to Article 16 of the By-Laws.
It is resolved to add a new paragraph 5 to Article 16 of the By-Laws, with the following text:
“5. The General Shareholders’ Meeting shall be held at the place set forth in the notice of the call to meeting, within the area where the Company has its registered office, on the date and at the time also set forth in such notice. However, when the Board of Directors deems it appropriate in order to facilitate the conduct of the meeting, it may resolve that the Meeting be held in any other place within Spain by so providing in the call to meeting.”
III.3	Addition of a new Article 26 bis to the By-Laws.
It is resolved to add a new Article 26 bis to the By-Laws, with the following text:
“Article 26 bis. Director conflict of interest
1.- The Directors shall notify the Board of Directors of any situation of direct or indirect conflict with the interest of the Company that may affect them. The Director involved shall abstain from voting on resolutions or decisions relating to the transaction affected by the conflict.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	9 of 38

Telefónica, S.A.
Directors shall also provide notice, both regarding themselves and persons related thereto, of (a) direct or indirect interests held by them, and (b) positions they hold or duties they perform at any company effectively in competition with the Company.
The conflict of interest situations set forth in the preceding paragraphs shall be included in the annual report.
2.- Directors may not carry out, on their own behalf or on behalf of others, activities that may entail effective competition with the Company, except with the express authorization of the Company by means of a resolution of the shareholders at a General Shareholders’ Meeting, for which purpose they shall provide the notice set forth in paragraph 1 of this article.
For the purposes of this paragraph and the previous one, the following shall not be deemed to be in a situation of effective competition with the Company, even if they have the same or a similar or complementary corporate purpose: (i) companies controlled by the Company (within the meaning of Article 42 of the Commercial Code) and (ii) companies with which Telefónica, S.A. maintains a strategic alliance. Neither shall proprietary Directors of competitor companies appointed at the request of the Company or as a result of the equity interest held by the Company in such competitor companies be deemed to be in breach of the prohibition on competition.”
* * * * *

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	10 of 38

Telefónica, S.A.
Proposal regarding Item IV on the Agenda: Amendment of the Regulations for the General Shareholders’ Meeting.
IV.1	Amendment of Articles 5, 8.1, 11 and 13.1 of the Regulations for the General Shareholders’ Meeting for adjustment to the latest legislative developments.
It is resolved to amend the aforementioned articles of the Regulations, which shall henceforth read as follows:
New text of Article 5 of the Regulations for the General Shareholders’ Meeting:
“Article 5. Powers of the of the shareholders at the General Shareholders’ Meeting
The shareholders acting at the General Shareholders’ Meeting shall have the power to deliberate upon and adopt resolutions on all such matters as legal provisions and the By-Laws reserve for decision thereat, and, in general, on all matters which fall within the scope of powers assigned by Law to the shareholders and are submitted at the General Shareholders’ Meeting at the behest of the Board of Directors and of the shareholders themselves, in such instances and in such manner as are provided in the Law and the By-Laws. In particular, the shareholders shall decide the following matters:
a) Appointment and removal of Directors.
b) Appointment and removal of auditors and liquidators.
c) Commencement of claims for liability against the Directors, liquidators or Auditors
d) Review of corporate management and approval, if appropriate, of the financial statements for the prior fiscal year and decisions regarding the allocation of profits/losses.
e) Increase and reduction of share capital.
f) Issuance of debentures.
g) Amendment of the By-Laws.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	11 of 38

Telefónica, S.A.
h) Dissolution, merger, split-off, overall assignment of assets and liabilities, relocation of the registered address abroad and transformation of the Company.
i) The elimination of or establishment of restrictions upon pre-emptive rights, without prejudice to the possible delegation of these powers to the Directors as provided by law.
j) The transformation of the Company into a holding company through “subsidiarization” or by entrusting subsidiaries with the conduct of core activities theretofore carried out by the Company itself.
k) The acquisition or disposition of essential operating assets, when this entails an effective amendment of the corporate purpose.
l) Transactions the effect of which is tantamount to liquidating the Company and, especially, the approval of the final balance sheet upon liquidation.
m) Any other matter that the Board of Directors resolves to submit to the shareholders at a General Shareholders’ Meeting.”
New text of section 1 of Article 8 of the Regulations for the General Shareholders’ Meeting:
“1. The General Shareholders’ Meeting shall be called through a notice published in the Official Bulletin of the Commercial Registry and on the Company’s website (www.telefonica.com), as much in advance of the date set for the Meeting as is at a minimum required by Law. The notice published on the Company’s website shall be accessible at least until the date of the Meeting. Furthermore, the Board of Directors may publish notices in other media, if it deems it appropriate in order to give broader publicity to the call to meeting.
The call to the General Shareholders’ Meeting shall also be reported to the National Securities Market Commission and to such Market Supervisory Authorities as may be appropriate.”

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	12 of 38

Telefónica, S.A.
New text of Article 11 of the Regulations for the General Shareholders’ Meeting:
“Article 11. Electronic Shareholders’ Forum and suggestions made by the shareholders
1. Without prejudice to the shareholders’ right, in such cases and under such terms as are provided in the Law, to have certain matters included in the Agenda for the Meeting that they request be called, the shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Service [Servicio de Atención al Accionista] regarding the organization and operation of the General Shareholders’ Meeting and the powers of the shareholders thereat.
2. On occasion of the call to meeting and until each General Shareholders’ Meeting is held, the Company shall place into operation on its website (www.telefonica.com) an Electronic Shareholders’ Forum, which shall be accessible, with appropriate safeguards, by both individual shareholders and by any voluntary associations they may create as provided by law, in order to facilitate their communication prior to a General Shareholders’ Meeting being held. Proposed resolutions sought to be presented as a supplement to the agenda notified in the call to meeting may be published in the Forum, together with requests for adherence to such proposals, initiatives to reach the percentage sufficient to exercise a minority right provided by Law as well as proxy offers or solicitations. The Board of Directors may further develop the above-mentioned rules and establish the procedures, terms and other conditions for the operation of the Electronic Shareholders’ Forum.”
New text of paragraph 1 of Article 13 of the Regulations for the General Shareholders’ Meeting:
“1. Every shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, even if not a shareholder. The proxy must be granted specifically for each Meeting, either by using the proxy-granting form printed on the attendance card or in any other manner permitted by the Law, without prejudice to the provisions of the Companies Act (Ley de Sociedades de Capital) regarding cases of proxies granted to family relatives and general proxies.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	13 of 38

Telefónica, S.A.
The documents setting forth the proxies or powers of attorney for the General Shareholders’ Meeting shall contain instructions regarding the direction of the vote. If no express instructions are given, it shall be understood that the proxy-holder must vote in favor of the proposed resolutions put forward by the Board of Directors regarding the matters on the agenda.
If there are no voting instructions because the shareholders acting at the General Shareholders’ Meeting are to decide matters that are not included in the agenda and are thus unknown on the date that the proxy is granted but which may be submitted to a vote at the Meeting, the proxy-holder shall vote in such direction as he deems most appropriate, taking into account the interest of the Company and that of the shareholder granting the proxy. The same rule shall apply when the relevant proposal or proposals submitted to the shareholders at the Meeting have not been made by the Board of Directors.
If the document setting forth the proxy or power of attorney does not state the specific person or persons to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of any of the following: the Chairman of the Board of Directors of the Company, or the person that stands in for him as Chairman of the General Shareholders’ Meeting, or such person as is appointed by the Board of Directors, with notice of such appointment being given in advance in the official notice of the call to meeting.
In cases in which a public proxy solicitation has been carried out, the Director who obtains such proxy shall be subject to the voting restriction established in Section 514 of the Companies Law for conflict of interest situations.
A proxy is always revocable. Attendance at the Meeting by the shareholder granting the proxy, whether in person or through distance voting, entails the revocation of any proxy, whatever the date thereof. A proxy shall likewise be rendered void as a result of the disposition of shares of which the Company has notice.”

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	14 of 38

Telefónica, S.A.
IV.2	Amendment of Article 14.1 of the Regulations for the General Shareholders’ Meeting.
It is resolved to amend paragraph 1 of Article 14 of the Regulations for the General Shareholders’ Meeting, which shall henceforth read as follows:
“1. The General Shareholders’ Meeting shall be held at the place set forth in the notice of the call to meeting, within the area where the Company has its registered office, on the date and at the time also set forth in such notice. However, when the Board of Directors deems it appropriate in order to facilitate the conduct of the meeting, it may resolve that the Meeting be held in any other place within Spain by so providing in the call to meeting.”
* * * * *

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	15 of 38

Telefónica, S.A.
Proposal regarding Item V on the Agenda: Re-election, appointment and ratification, if applicable, of Directors.
V.1	To re-elect Director Isidro Fainé Casas, as proprietary Director, appointing him for a new five-year term.
It is expressly stated for the record that Mr. Isidro Fainé Casas holds the position of Vice-Chairman of the Board of Directors of Abertis Infraestructuras, S.A.
V.2	To re-elect Director Vitalino Manuel Nafría Aznar, as proprietary Director, appointing him for a new five-year term.

V.3	To re-elect Director Julio Linares López, as executive Director, appointing him for a new five-year term.

V.4	To re-elect Director David Arculus, as independent Director, appointing him for a new five-year term.

V.5	To re-elect Director Carlos Colomer Casellas, as independent Director, appointing him for a new five-year term.

V.6	To re-elect Director Peter Erskine, as other external Director, appointing him for a new five-year term.

V.7	To re-elect Director Alfonso Ferrari Herrero, as independent Director, appointing him for a new five-year term.

V.8	To re-elect Director Antonio Massanell Lavilla, as proprietary Director, appointing him for a new five-year term.

V.9	To appoint as Director of the Company Mr. Chang Xiaobing, as propietary Director, for a five-year term.
It is expressly stated for the record that Mr. Chang Xiaobing holds the position of Chairman and Chief Executive Officer of China Unicom (Hong Kong) Limited.
And, if appropriate, the proposed resolution shall be submitted to the shareholders at the General Shareholders’ Meeting for ratification of Director appointments made on an interim basis to fill vacancies that the Board of Directors might approve from the call to the General Shareholders’ Meeting until the moment immediately prior to the Meeting being held.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	16 of 38

Telefónica, S.A.
Determination of the number of Directors
Following the above resolutions, to set at 18 the number of Directors making up the Company’s Board of Directors, within the minimum and maximum limits established by the By-Laws.
In any event, pursuant to the provisions of Article 24 of the By-Laws, it is stated for the record that the number of Directors will be determined to be the number at such time in accordance with the resolutions adopted under this item on the agenda, and which will be reported to the shareholders at the General Shareholders’ Meeting.
* * * * *

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	17 of 38

Telefónica, S.A.
Proposal regarding Item VI on the Agenda: Authorization granted to the Board of Directors to increase the share capital pursuant to the terms and conditions of Section 297.1.b) of the Companies Act, over a maximum period of five years, delegating the power to exclude pre-emptive rights pursuant to Section 506 of the Companies Act.
To authorize the Board of Directors, as broadly as necessary under the law, in order that, under Section 297.1.b) of the Companies Act, it may increase the share capital on one or more occasions and at any time, within the term of five years as from the date of this General Shareholders’ Meeting, by up to the maximum amount of 2,281,998,242.50 euros, equal to one-half of the Company’s current capital. Capital increases pursuant to this authorization shall be made through the issuance and placement into circulation of new shares —with or without a premium— the consideration for which shall consist of cash contributions. For each increase, the Board of Directors shall determine whether the new shares to be issued are common, preferred, redeemable, non-voting or any other type permitted by Law. The Board of Directors may also determine, to the extent not otherwise provided, the terms and conditions applicable to the capital increases and the characteristics of the shares, expressly providing for the possibility of an incomplete subscription, as well as freely offer new unsubscribed shares during the period or periods for exercise of pre-emptive rights. The Board of Directors may also establish that, in the event of incomplete subscription, the capital shall only be increased by the amount of the subscriptions made and may amend the article of the By-Laws relating to capital and number of shares.
Likewise, with respect to capital increases made pursuant to this authorization, the Board of Directors is authorized to totally or partially exclude pre-emptive rights as permitted by Section 506 of the Companies Act.
Whenever appropriate, the Company shall make application for listing on Spanish or foreign, official or unofficial, organized or other secondary markets of the shares issued by the Company pursuant to this delegation of powers, and the Board of Directors is authorized to conduct all formalities and take all actions that may be necessary for admission to listing with the appropriate authorities of the various Spanish or foreign securities markets on which the shares of the Company are listed.
Under the provisions of Section 249.2 of the Companies Act, the Board of Directors is expressly authorized, in turn, to delegate the powers granted in this resolution.
* * * * *

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	18 of 38

Telefónica, S.A.
Proposal regarding Item VII on the Agenda: Re-election of the Auditor for Fiscal Year 2011.
Pursuant to the proposal made by the Audit and Control Committee, the Board of Directors submits the following resolution for approval of the shareholders at the General Shareholders’ Meeting:
To re-elect as Auditor of Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2011 the firm Ernst & Young, S.L., with registered office in Madrid, at Plaza Pablo Ruiz Picasso, 1, and Tax Identification Code (C.I.F.) B-78970506.
* * * * *

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	19 of 38

Telefónica, S.A.
Proposal relating to Item VIII on the Agenda: Long-term incentive plan based on shares of Telefónica, S.A. Approval of a long-term incentive Plan consisting of the delivery of shares of Telefónica, S.A. aimed at members of the Executive Team of the Telefónica Group (including Executive Directors).
To approve a long-term incentive Plan based on shares of Telefónica, S.A. aimed at members of the Executive Team of the Telefónica Group (including Executive Directors) (Performance & Investment Plan — PIP, hereinafter, the “Plan”), in accordance with the following basic terms and conditions:
1.-
Description of the Plan: For the purposes of aligning the interests of the Executive Team of the Telefónica Group with those of its shareholders, the Plan consists of delivering to the Participants (as defined below) a certain number of shares of Telefónica, S.A. in respect of variable compensation and according to the fulfillment of the objectives established for each one of the cycles into which the Plan will be divided.

2.-
Participants of the Plan: The Plan may be participated in by the members of the Executive Team of the Telefónica Group (including Executive Directors and members of the Executive Committee of Telefónica, S.A., and other Executive Personnel) who, while meeting the requirements established for the purpose from time to time, are invited to participate in the Plan (the “Participants”).

Currently, the group of potential Participants is made up of, approximately, 1,900 Executives of the Telefónica Group, notwithstanding the possibility of participation in the Plan, without modifying its terms and conditions, by new potential Participants who, due to promotion, incorporation into the Telefónica Group or other reasons, come to meet the requirements established for the purpose from time to time.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	20 of 38

Telefónica, S.A.
3.-
Term of the Plan: The Plan shall be for a total term of five years and shall be divided into three cycles lasting three years each (that is, with the delivery of the shares that apply in each cycle three years after its commencement), independent of each other. The first cycle shall commence on July 1, 2011 (with the delivery of the shares that apply on or after July 1, 2014) and the third cycle on July 1, 2013 (with the delivery of the shares that apply on or after July 1, 2016).

4.-
Maximum number of shares of Telefónica, S.A. included in the Plan: The total maximum number of shares of Telefónica, S.A. which, in the implementation of the Plan, shall be delivered to the Participants at the end of each cycle shall be that which results from dividing the maximum amount allocated to each cycle by the weighted average market price of the shares of Telefónica, S.A. in the thirty (30) stock market business days prior to July 1 of the first year of the cycle in question (hereinafter, the “Reference Value”). Exceptionally, the Reference Value for the purposes of the first cycle (which shall commence on July 1, 2011) shall be the weighted average market price of the shares of Telefónica, S.A. in the thirty (30) stock market business days prior to April 7, 2011.

The total maximum amount allocated to the Plan is set at the amount of €450,000,000.
The maximum amount allocated to each cycle of the Plan shall be determined each year by the Board of Directors, following a report from the Nominating, Compensation and Corporate Governance Committee, and may not exceed, for the three cycles of the Plan as a whole, the aforementioned amount of €450,000,000. The amounts committed but in the end not effectively used in each cycle (due to non-fulfillment of objectives, resignations/terminations, etc.) shall be available for the following cycles.
In any case, the total number of shares to be delivered under the Plan to the Participants as a whole (including Executive Directors) at the end of each cycle may never exceed 0.3% of the capital stock of Telefónica, S.A. at the beginning of the cycle in question.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	21 of 38

Telefónica, S.A.

Among the Participants of the Plan are the current Executive Directors of Telefónica, S.A. who, if they fully meet the requirements and conditions established in the Plan, would be entitled to receive, at the end of the first cycle, the following number of shares (which represent the maximum number possible of shares to be received in the event of fulfillment of the Co-investment requirement defined in section 5 below and of maximum achievement of the TSR objective): Mr. César Alierta Izuel: 390,496 shares; Mr. Julio Linares López: 234,298 shares; and Mr. José María Álvarez-Pallete López: 124,249 shares.

For each of the remaining cycles, the Board of Directors, following a report from the Nominating, Compensation and Corporate Governance Committee, shall determine the maximum amounts that shall serve as the basis for, according to the relevant Reference Value, establishing the maximum number of shares that may be delivered, although, in no event, may such maximum amount exceed, for the two (2) remaining cycles of the Plan as a whole (i.e., excluding the first cycle referred to in the preceding paragraph), the amount of €37,000,000 (applicable to the case of maximum achievement of the TSR objective) for all of the Executive Directors that Telefónica, S.A. has from time to time.

The number of shares that in implementing the Plan are effectively delivered to each Executive Director at the end of each cycle, as well as the number of shares effectively delivered to the senior management personnel and other executive personnel shall be communicated in accordance with the legal provisions currently in force.

5.-
Requirements and conditions for the delivery of the shares: The specific number of shares of Telefónica, S.A. which, within the maximum amount established, shall be delivered to the Participants at the end of each cycle shall be conditional on, and determined according to, the total shareholder return (hereinafter, as defined below, the “TSR”) on the share of Telefónica, S.A. (from the Reference Value), during the period of duration of each cycle, in relation to the TSRs experienced by the companies comprising the Dow Jones Global Sector Titans Telecommunications Index which for the purposes of the Plan shall constitute the comparison group (the “Comparison Group”).

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	22 of 38

Telefónica, S.A.

The TSR shall be the metric for determining the generation of value at the Telefónica Group in the medium and long term, as it measures the return on investment for the shareholder, defined, for the purposes of the Plan and for each cycle, as the sum of the performance of the share of Telefónica, S.A. plus the dividends or other similar items received by the shareholder during the duration of the cycle in question.

For each cycle of the Plan, the companies comprising the aforementioned index as of July 1 of the first year of such cycle shall be taken into account, excluding those belonging to the Telefónica Group, with such companies being maintained without any variation for the entire duration of each cycle.

If the aforementioned index ceases to be published during the term of the Plan or suffers material modifications in its composition, the Board of Directors of Telefónica, S.A. shall proceed at all times to adopt the appropriate measures to continue with the preparation and establishment of the appropriate index, for the sole purposes of the Plan, on a basis that is uniform and equivalent to that constituting the essence of the Plan.

At the start of the relevant cycle, each Participant shall be allocated a theoretical number of shares. The Plan shall stipulate that the number of shares to be delivered will vary between 30% of the theoretical number of shares, where the TSR on the share of Telefónica, S.A. is, at least, the median of the Comparison Group, and 100% in the event that such performance is in the third quartile or above of the Comparison Group, such percentage being calculated by linear interpolation where it falls between the median and the third quartile. In addition, the Plan may envisage for some or all Participants that where the TSR on the share of Telefónica, S.A. exceeds the third quartile, the percentage of the delivery shall be higher than 100%, up to a maximum of 125% if the aforementioned TSR is in the ninth decile or above, such percentage being calculated by linear interpolation between the third and ninth decile.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	23 of 38

Telefónica, S.A.

The Plan may also envisage an additional condition that all or some of the Participants meet an objective of investment in, and holding of, Telefónica, S.A. shares (hereinafter, the “Co-Investment”), which shall be established for each one of the Participants to which applies, by the Board of Directors, following a report by the Nominating, Compensation and Corporate Governance Committee.

Moreover, notwithstanding any other conditions and requirements that may be established, in order for each one of the Participants to be entitled to receive the relevant shares, they must continue to be employees of the Telefónica Group on the delivery date of each cycle, notwithstanding any exceptions considered appropriate.

6.-
Date of delivery of the shares: The shares shall be delivered at the end of each cycle, that is, in 2014, 2015 and 2016, respectively, with the specific delivery date being determined by the Board of Directors or the person or body to which this power is delegated.

7.-
Telefónica Group: For the purposes of the provisions of the Plan, the Telefónica Group shall mean the group of companies whose parent company is Telefónica, S.A. within the meaning of Article 42 of the Commercial Code.

8.-
Origin of the shares to be delivered: The shares to be delivered to the Participants may be, subject to the fulfillment of the legal requirements established for such purpose, (a) treasury shares of Telefónica, S.A. that have been acquired or are acquired by Telefónica, S.A. itself or any company in its group; or (b) newly issued shares.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	24 of 38

Telefónica, S.A.

To grant authority to the Board of Directors, on the broadest terms, authority which may be delegated by the Board to the Executive Commission, the Nominating, Compensation and Corporate Governance Committee, the Executive Chairman of the Board of Directors, the Chief Operating Officer, or any other person expressly authorized by the Board for such purpose, for the execution of this resolution and for the implementation, when and how it sees fit, development, formalization, execution and settlement of the Plan, adopting such resolutions and signing such public or private documents as may be necessary or advisable to give full effect thereto, with authority to remedy, rectify, modify or supplement this resolution. And, in general, to adopt such resolutions and take such steps as may be necessary or merely advisable for the successful outcome of this resolution and of the implementation, execution and settlement of the Plan, including, merely for illustration purposes, and subject to the terms and conditions envisaged in this resolution, the following authority:

(a)	To implement and execute the Plan when it considers it advisable and in the specific manner that it considers appropriate.
(b)
To develop and establish the specific conditions of the Plan in all matters not provided for in this resolution, with the authority to approve and publish operating rules for the Plan, including, by way of example and without limitation, the terms and conditions of the Co-Investment agreements with the Participants and the possibility of establishing cases of early settlement of the Plan.

(c)
If the legal regime applicable to some of the Participants or to certain companies of the Telefónica Group so requires or advises or it were necessary for legal, regulatory, operational or other similar reasons, to adopt the basic conditions indicated, on a general or a specific basis, including, by way of example and without limitation, adapting the mechanisms for delivering the shares, without altering the maximum number of shares linked to the Plan and providing for and executing the total or partial settlement of the Plan in cash.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	25 of 38

Telefónica, S.A.
(d)
To decide not to execute or to render fully or partially void the Plan or any of its cycles, as well as to exclude certain groups of potential Participants or companies of the Telefónica Group where the circumstances so advise.

(e)
To draft, sign and submit such notices and supplementary documentation as may be necessary or advisable to any public or private body for the purposes of the implementation, execution or settlement of the Plan, including, where necessary, the appropriate prior notices and prospectuses.

(f)
To carry out any step, declaration or formality in dealings with any body or entity or public or private registry, to obtain any authorization or clearance necessary to implement, execute or settle the Plan and the delivery free of charge of the shares of Telefónica, S.A.

(g)
To negotiate, agree and sign all such agreements of any kind with the financial or other entities it freely designates, on the terms and conditions it deems fit, as may be necessary or advisable for the proper implementation, execution or settlement of the Plan, including, where necessary or advisable due to the legal regime applicable to certain Participants or to certain companies of the Telefónica Group or if it were necessary or advisable for legal, regulatory, operational or other similar reasons, the establishment of any legal mechanism (including trusts or other similar mechanisms) or the securing of agreements with any type of entity for the deposit, safekeeping, holding and/or administration of the shares and/or their subsequent delivery to the Participants within the context of the Plan.

(h)	To draft and publish such notices as may be necessary or advisable.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	26 of 38

Telefónica, S.A.
(i)	To draft, sign, execute and, if appropriate, certify, any type of document relating to the Plan.
(j)
To adapt the contents of the Plan to the corporate transactions and circumstances that may arise during its term, relating to both Telefónica, S.A. and the companies forming part of the reference group from time to time, on the terms and conditions deemed necessary or appropriate from time to time to maintain the purpose of the Plan.

(k)
And, in general, to take such steps, adopt such decisions and execute such documents as may be necessary or merely advisable for the validity, effectiveness, implementation, development, execution, settlement and successful outcome of the Plan and of the resolutions adopted above.

* * * * *

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	27 of 38

Telefónica, S.A.
Proposal relating to Item IX on the agenda: Restricted Share Plan of Telefónica, S.A. Approval of a long-term incentive restricted Plan consisting of the delivery of shares of Telefónica, S.A. aimed at Employees and Executive Personnel and linked to their continued employment in the Telefónica Group.
To approve a restricted Plan based on shares of Telefónica, S.A. as long-term incentive aimed at Employees and Executive Personnel of the Telefónica Group (hereinafter, the “Plan”), in accordance with the following basic terms and conditions:
1.
Description of the Plan: The Plan consists of delivering to the participants chosen for such purpose, subject to fulfillment of the necessary requirements established therein, of a certain number of shares of Telefónica, S.A. in respect of variable compensation and linked to their continued employment in the Telefónica Group.

2.
Participants of the Plan: The Plan shall be aimed at Employees and Executive Personnel of the Telefónica Group (excluding the Executive Directors and members of the Executive Committee of Telefónica S.A.) who meet, from time to time, the suitability requirements which, for such purpose, are established by the Board of Directors de Telefónica, S.A., and who are expressly invited to participate in the Plan (the “Participants”). In addition, the status of Participant of the Plan may be acquired by employees of companies that join the Telefónica Group in the future, and who come to meet the aforementioned requirements.

3.	Duration of the Plan: The Telefónica Group may make initial allocations of shares under this Plan until December 31, 2015.
4.	Maximum amount allocated to the Plan: The total maximum amount allocated to the Plan is set at the amount of €50,000,000.
5.
Requirements and conditions for the delivery of shares: The effective delivery of the shares that apply to each Participant at the end of the Plan, notwithstanding any other conditions and requirements that may be established, shall be conditional on the continuation of the Participant as an employee of the Telefónica Group on the delivery date.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	28 of 38

Telefónica, S.A.
The delivery of the shares may be conditional on a minimum continued employment of one year and a maximum of five years at the Telefónica Group.
6.
Telefónica Group: For the purposes of this Plan, the Telefónica Group shall mean the companies comprising such group, in accordance with the provisions of Article 4 of Securities Market Law 24/1988, of July 28, 1988.

7.
Origin of the shares: The shares of Telefónica, S.A. to be delivered to the Participants may be (a) treasury shares of Telefónica, S.A., which have been acquired or are acquired, both by Telefónica, S.A. itself and by any companies in its Group, subject to fulfillment of the legal requirements established for the purpose; or (b) newly issued shares, originating from capital increases carried out for such purpose from time to time.

To grant authority to the Board of Directors, on the broadest terms, authority which may be delegated by the Board to the Executive Commission, the Nominating, Compensation and Corporate Governance Committee, the Executive Chairman of the Board of Directors, the Chief Operating Officer, or any other person expressly authorized by the Board for such purpose, for the execution of this resolution and for the implementation, when and how it sees fit, development, formalization, execution and settlement of the Plan, adopting such resolutions and signing such public or private documents as may be necessary or advisable to give full effect thereto, with authority to remedy, rectify, modify or supplement this resolution. And, in general, to adopt such resolutions and take such steps as may be necessary or merely advisable for the successful outcome of this resolution and of the implementation, execution and settlement of the Plan, including, merely for illustration purposes, and subject to the terms and conditions envisaged in this resolution, the following authority:

(a)	To implement and execute the Plan when it considers it advisable and in the specific manner that it considers appropriate.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	29 of 38

Telefónica, S.A.
(b)
To develop and establish the specific conditions of the Plan in all matters not provided for in this resolution, including, by way of example and without limitation, the possibility of establishing cases of early settlement of the Plan.

(c)
If the legal regime applicable to some of the Participants or to certain companies of the Telefónica Group so requires or advises or it were necessary for legal, regulatory, operational or other similar reasons, to adopt the basic conditions indicated, on a general or a specific basis, including, by way of example and without limitation, adapting the mechanisms for delivering the shares, without altering the maximum number of shares linked to the Plan and providing for and executing the total or partial settlement of the Plan in cash.

(d)
To decide not to execute or to render void the Plan, at any time prior to the date of commencement of same, as well as to exclude certain groups of potential participants or companies of the Telefónica Group where the circumstances so advise.

(e)
To draft, sign and submit such notices and supplementary documentation as may be necessary or advisable to any public or private body for the purposes of the implementation, execution or settlement of the Plan, including, where necessary, the appropriate prior notices and prospectuses.

(f)
To carry out any step, declaration or formality in dealings with any body or entity or public or private registry, to obtain any authorization or clearance necessary to implement, execute or settle the Plan and the delivery of the shares of Telefónica, S.A.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	30 of 38

Telefónica, S.A.
(g)
To negotiate, agree and sign all such agreements of any kind with the financial or other entities it freely designates, on the terms and conditions it deems fit, as may be necessary or advisable for the proper implementation, execution or settlement of the Plan, including, where necessary or advisable due to the legal regime applicable to certain participants or to certain companies of the Telefónica Group.

(h)	To draft and publish such notices as may be necessary or advisable.
(i)	To draft, sign, execute and, if appropriate, certify, any type of document relating to the Plan.
(j)
And, in general, to take such steps, adopt such decisions and execute such documents as may be necessary or merely advisable for the validity, effectiveness, implementation, development, execution, settlement and successful outcome of the Plan and of the resolutions adopted above.

* * * * *

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	31 of 38

Telefónica, S.A.
Proposal relating to Item X on the Agenda: Global incentive share purchase Plan of Telefónica, S.A. Approval of an incentive share purchase Global Plan for the Employees of the Telefónica Group.
To approve an incentive share purchase Global Plan (hereinafter, the “Plan”), aimed at Employees, including Executive Personnel, as well as Executive Directors of the Telefónica Group, in accordance with the following basic terms and conditions:
1.
Description of the Plan: For the purposes of aligning the interests of the employees of the Telefónica Group with those of its shareholders, the Plan is aimed at offering to Employees, including Executive Personnel, and to Executive Directors of the Telefónica Group the possibility of acquiring shares of Telefónica, S.A. with the commitment from the latter to deliver free of charge to the recipients who sign up for the Plan a certain number of additional shares in Telefónica, S.A., provided that certain requirements are met.

2.
Recipients of the Plan: The recipients of the Plan shall be the Employees (including the Senior Managers and other Executive Personnel) and the Executive Directors of the Telefónica Group who fulfill, from time to time, the seniority and other suitability requirements established for such purpose by Telefónica, S.A. to sign up for the Plan. The recipients who sign up for the Plan by fulfilling the formalities and requirements established from time to time for such purpose shall be referred to hereinafter as the “Participants”.

3.
Term of the Plan: The Plan shall be for a minimum term of two years and a maximum of four years as from its implementation, an implementation which must be take place within a maximum period of eighteen months from the date of this resolution.

The Plan will have a period for acquiring the shares (the “Purchase Period”) with a term of one year and a period for holding the shares (the “Holding Period”) with a term of, at least, one year from the end of the Purchase Period.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	32 of 38

Telefónica, S.A.
4.
Acquisition procedure: The Participants will have the possibility of acquiring the shares of Telefónica, S.A. at their market value through an investment agreement (the “Investment Agreement”) whereby the Participants will determine the part of their remuneration that they wish to allocate for such purpose during the Purchase Period.

The specific amount that may be allocated to the acquisition of shares of Telefónica, S.A. (the “Acquired Shares”) by each Participant will be determined by the Board of Directors once the total amount that the Participants as a whole wish to allocate to the acquisition of shares is known. In no case may the amount exceed €1,500 per Participant, and the Board of Directors may determine a lower amount.

5.
Free-of-charge delivery of additional shares: The Participants will be entitled to the delivery free of charge of additional shares of Telefónica, S.A. (the “Additional Shares”) at the end of the Holding Period according to the number of shares acquired under the Plan and provided that the Acquired Shares are held to the end of such period. If all or part of the Acquired Shares are sold before the end of the Holding Period, the Participant will forfeit the right to the free-of-charge delivery of the Additional Shares corresponding to the Acquired Shares sold.

In addition, the Board of Directors may resolve to recognize to the Participants the right to receive the amount of the economic rights derived from the Additional Shares, or an equivalent remuneration, as from the purchase of the Acquired Shares.

The Board of Directors will determine, at the beginning of the Purchase Period, the proportion of Additional Shares to be delivered at the end of the Holding Period for each one of the Acquired Shares. However, as a maximum, a Participant will receive one Additional Share for each Acquired Share.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	33 of 38

Telefónica, S.A.

For the Additional Shares to be delivered free of charge, the following requirements in particular must be met: (i) the Participant must remain in the Telefónica Group through to the end of the Holding Period, and (ii) the corresponding Acquired Shares must be held to the end of the Holding Period. The Board of Directors may establish such additional conditions or exceptions to same as it sees fit.

6.
Maximum number of Additional Shares to be delivered free of charge: The maximum number of Additional Shares to be delivered free of charge to the Participants under the Plan will be the result of dividing the amount allocated to the Plan by the price at which the shares acquired pursuant to the various Investment Agreements during the Holding Period have been purchased.

The amount allocated to the Plan will be determined by the Board of Directors, following a report from the Nominating, Compensation and Corporate Governance Committee, and will not exceed the amount of €65,000,000.

In any event, the total amount of Additional Shares for the entire Plan may never exceed 0.2% of the capital stock of Telefónica, S.A. on the date of approval of this resolution.

Of the total amount of Additional Shares under the Plan, the maximum number to be delivered to the executive Directors of Telefónica, S.A. will be 1,000 shares of Telefónica, S.A. with a par value of one euro.

7.
Origin of the Additional Shares to be delivered free of charge: The Additional Shares to be delivered free of charge to the Participants may be, subject to the fulfillment of the legal requirements established for such purpose, (a) shares of Telefónica, S.A. held as treasury stock that have been acquired or that Telefónica, S.A. itself or any company in its group has acquired; or (b) newly issued shares.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	34 of 38

Telefónica, S.A.

To grant authority to the Board of Directors, on the broadest terms, authority which may be delegated by the Board to the Executive Commission, the Nominating, Compensation and Corporate Governance Committee, the Executive Chairman of the Board of Directors, the Chief Operating Officer, or any other person expressly authorized by the Board for such purpose, for the execution of this resolution and for the implementation, when and how it sees fit, development, formalization, execution and settlement of the Plan, adopting such resolutions and signing such public or private documents as may be necessary or advisable to give full effect thereto, with authority to remedy, rectify, modify or supplement this resolution. And, in general, to adopt such resolutions and take such steps as may be necessary or merely advisable for the successful outcome of this resolution and of the implementation, execution and settlement of the Plan, including, merely for illustration purposes, and subject to the terms and conditions envisaged in this resolution, the following authority:

(a)	To implement and execute the Plan when it considers it advisable and in the specific manner that it considers appropriate.
(b)
To develop and establish the specific conditions of the Plan in all matters not provided for in this resolution, including, by way of example and without limitation, the terms and conditions of the Investment Agreements, the possibility of establishing cases of early settlement of the Plan as well as establishing, inter alia, the dates of acquisition of the shares during the Purchase Period, the term of the Holding Period and the date of delivery of the Additional Shares.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	35 of 38

Telefónica, S.A.
(c)
If the legal regime applicable to some of the Participants or to certain companies of the Telefónica Group so requires or advises or it were necessary for legal, regulatory, operational or other similar reasons, to adopt the basic conditions indicated, on a general or a specific basis, including, by way of example and without limitation, adapting the mechanisms for delivering the shares, without altering the maximum number of shares linked to the Plan, providing for and executing the total or partial settlement of the Plan in cash, without the physical delivery of shares, establishing different durations of the Holding Period for different categories of Participants, adapting the period for delivering the Additional Shares as well as establishing the procedure for paying the remuneration equivalent to the economic rights of the Additional Shares.

(d)
To decide not to execute or to render void the Plan, at any time prior to the date of commencement of the Purchase Period, as well as to exclude certain groups of potential Participants or companies of the Telefónica Group where the circumstances so advise.

(e)
To draft, sign and submit such notices and supplementary documentation as may be necessary or advisable to any public or private body for the purposes of the implementation, execution or settlement of the Plan, including, where necessary, the appropriate prior notices and prospectuses.

(f)
To carry out any step, declaration or formality in dealings with any body or entity or public or private registry, to obtain any authorization or clearance necessary to implement, execute or settle the Plan and the delivery free of charge of the shares of Telefónica, S.A.

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	36 of 38

Telefónica, S.A.
(g)
To negotiate, agree and sign all such agreements of any kind with the financial or other entities it freely designates, on the terms and conditions it deems fit, as may be necessary or advisable for the proper implementation, execution or settlement of the Plan, including, where necessary or advisable due to the legal regime applicable to certain Participants or to certain companies of the Telefónica Group or if it were necessary or advisable for legal, regulatory, operational or other similar reasons, the establishment of any legal mechanism (including trusts or other similar mechanisms) or the securing of agreements with any type of entity for the deposit, safekeeping, holding and/or administration of the Additional Shares and/or their subsequent delivery to the Participants within the context of the Plan.

(h)	To draft and publish such notices as may be necessary or advisable.
(i)	To draft, sign, execute and, if appropriate, certify, any type of document relating to the Plan.
(j)
And, in general, to take such steps, adopt such decisions and execute such documents as may be necessary or merely advisable for the validity, effectiveness, implementation, development, execution, settlement and successful outcome of the Plan and of the resolutions adopted above.

* * * * *

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	37 of 38

Telefónica, S.A.
Proposal regarding Item XI on the Agenda: Delegation of powers to formalize, interpret, correct and implement the resolutions adopted by the shareholders at the General Shareholders’ Meeting.
To authorize the Executive Chairman of the Board of Directors, the Chief Operating Officer, the Secretary of the Board of Directors and the Assistant Secretary of the Board of Directors, jointly and severally, without prejudice to any powers delegated in the foregoing resolutions and to any powers granted to convert resolutions into a public instrument, in order for any of them to formalize and implement the preceding resolutions, with authority to execute all such public or private documents as may be necessary or appropriate (including documents designed to interpret, clarify, further develop, supplement, correct errors and cure defects) for their more accurate implementation and for registration thereof, to the extent mandatory, with the Commercial Registry or any other Public Registry, as well as to deposit the financial statements of the company.
* * * * *

2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING	38 of 38

Telefónica, S.A.
REPORT OF THE BOARD OF DIRECTORS OF TELEFÓNICA, S.A. RELATING TO THE PROPOSAL FOR AMENDMENT OF ARTICLES 1, 6.2, 7, 14, 16.1, 17.4, 18.4, 31 BIS AND 36 OF THE BY-LAWS AND ADDITION OF A NEW PARAGRAPH 5 TO ARTICLE 16 AND OF A NEW ARTICLE 26 BIS TO THE BY-LAWS, WHICH REPORT SHALL BE SUBMITTED FOR APPROVAL OF THE SHAREHOLDERS AT THE 2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING (ITEM III OF THE AGENDA).
1.	PURPOSE OF THE REPORT
The Agenda for the Ordinary General Shareholders’ Meeting of Telefónica, S.A., called to be held on May 17/18, 2011, on first and second call, respectively, includes in item III a proposal relating to the amendment of Articles 1, 6.2, 7, 14, 16.1, 17.4, 18.4, 31 bis and 36 of the By-Laws and the addition of a new paragraph 5 to Article 16 and a new Article 26 bis to the By-Laws.
In this regard, Section 286 of the restated text of the Companies Act (Ley de Sociedades de Capital) requires preparation of a written report by the Directors, setting forth the rationale for the proposed amendments to the By-Laws, for which purpose the Board of Directors of Telefónica, S.A. issues this Report, which also includes the full text of such amendments.
2.	RATIONALE FOR THE PROPOSAL
The purpose of the majority of the By-Law amendments proposed to the shareholders at the Ordinary General Shareholders’ Meeting of Telefónica, S.A. is conforming the Company’s By-Laws to the latest legislative developments relating to stock companies and listed corporations, in particular: (i) Law 12/2010, of June 30, which amends Law 19/1988, of July 12, on Financial Statements Auditing, Law 24/1988, of July 28, on the Securities Market, and the restated text of the Companies Act (Ley de Sociedades Anónimas) approved by Royal Legislative Decree 1564/1989, of December 22, for conformance to European Community law (“Law 12/2010”); (ii) the restated text of the Companies Act (Ley de Sociedades de Capital) (the “Companies Act”) approved by Royal Legislative Decree 1/2010, of July 2; and (iii) Royal Decree-law 13/2010, of December 3, regarding tax, labor and liberalizing actions for the promotion of investment and job creation (“RDL 13/2010”).

This amendment of the By-Laws is also supplemented by the amendment of the Regulations for the General Shareholders’ Meeting of Telefónica, S.A., which is proposed under item IV of the Agenda.
Finally, two additional amendments to the By-Laws are proposed (addition of a new paragraph 5 to Article 16 and addition of a new Article 26 bis) which do not entail a mere adjustment to the law but the introduction of improvements into the By-Laws.
For the purpose of voting, and without prejudice to the provision of an individual rationale for each of the amendments proposed, such amendments have been grouped into three blocks: those amendments relating to mere adaptations to legislative developments, the addition of a new paragraph 5 to Article 16 and the addition of a new Article 26 bis.
Each of the amendments to the By-Laws proposed to the shareholders at the General Shareholders’ Meeting is set forth and explained below.

2

        Proposal for amendment of Article 1 of the By-Laws:
It is proposed to amend Article 1 of the By-Laws to replace the reference to the Ley de Sociedades Anónimas by a reference to the Ley de Sociedades de Capital.

Current text	New proposed text

Article 1. Corporate name	Article 1. Corporate name

The Company is named “Telefónica, S.A.” and shall be governed by these By-Laws and, as to matters not otherwise contemplated or provided for herein, by the Companies Act [Ley de Sociedades Anónimas] and other legal provisions applicable thereto.
The Company is named “Telefónica, S.A.” and shall be governed by these By-Laws and, as to matters not otherwise contemplated or provided for herein, by the Companies Act [Ley de Sociedades ~~Anónimas~~
de Capital] and other legal provisions applicable thereto.
        Proposal for amendment of Article 6.2 of the By-Laws:
It is proposed to amend paragraph 2 of Article 6 of the By-Laws to replace the reference to the Ley de Sociedades Anónimas by a reference to the Ley de Sociedades de Capital.

Current text	New proposed text

2. Modifications to features of shares represented in book-entry form, once formalized in accordance with the provisions of the Companies Act and the Securities Market Act [Ley del Mercado de Valores], shall be published in the Official Bulletin of the Commercial Registry [Boletín Oficial del Registro Mercantil] and in one of the newspapers of wider circulation in Madrid.
2. Modifications to features of shares represented in book-entry form, once formalized in accordance with the provisions of the Companies Act [Ley de Sociedades ~~Anónimas~~de Capital] and the Securities Market Act [Ley del Mercado de Valores], shall be published in the Official Bulletin of the Commercial Registry [Boletín Oficial del Registro Mercantil] and in one of the newspapers of wider circulation in Madrid.
        Proposal for amendment of Article 7 of the By-Laws:
It is proposed to amend Article 7 of the By-Laws to conform to the new terminology of the Companies Act, which substitutes the phrase “dividendos pasivos” (“capital calls”) with “desembolsos pendientes” (“pending disbursements”).

3

Current text	New proposed text

Article 7. Capital Calls	Article 7. ~~Capital Calls~~ Pending disbursements

1. Capital calls shall be paid within the period that is established, within legal limits, by the Board of Directors.

2. In the case of arrears in the payment of capital calls, the delinquent shareholder shall be subject to the effects provided for under Law. In the event of a transfer of shares that have not been fully paid up, the transferee of any such shares and all prior transferors shall be jointly and severally liable.
1. ~~Capital Calls~~pending disbursements shall be paid within the period that is established, within legal limits, by the Board of Directors.

2. In the case of arrears in the payment of ~~capital calls~~pending disbursements, the delinquent shareholder shall be subject to the effects provided for under Law. In the event of a transfer of shares that have not been fully paid up, the transferee of any such shares and all prior transferors shall be jointly and severally liable.
        Proposal for amendment of Article 14 of the By-Laws:
It is proposed to amend Article 14 of the By-Laws to adjust, to the extent possible, the enumeration of powers of the shareholders at the General Shareholders’ Meeting to the text of Section 160 of the Companies Act.

Current text	New proposed text

Article 14. Powers of the Shareholders Acting at a General Shareholders’ Meeting	Article 14. Powers of the Shareholders Acting at a General Shareholders’ Meeting

The shareholders acting at a General Shareholders’ Meeting shall decide on the matters assigned thereto by Law or these By-Laws and, in particular, regarding the following:	The shareholders acting at a General Shareholders’ Meeting shall decide on the matters assigned thereto by Law or these By-Laws and, in particular, regarding the following:

1°) Appointment and removal of Directors.	1) Appointment and removal of Directors.

2° ) Appointment of Auditors.

3°) Review of corporate management and approval, if appropriate, of the financial statements for the prior fiscal year and decisions regarding the allocation of profits/losses.
2) Appointment and removal of Auditors and liquidators. 3) Commencement of claims for liability against Directors, liquidators or Auditors.

4

Current text	New proposed text
4°) Increase and reduction of share capital.

5°) Issuance of Debentures.

6°) Amendment of the By-Laws.

7°) Dissolution, merger, split-off and transformation of the Company.

8°) The transformation of the Company into a holding company, through “subsidiarization” or by entrusting subsidiaries with the conduct of core activities theretofore carried out by the Company itself.

9°) The acquisition or disposition of essential operating assets, when this entails an effective amendment of the corporate purpose.

10°) Transactions the effect of which is tantamount to liquidating the Company.

11°) Any other matter that the Board of Directors resolves to submit to the shareholders at a General Shareholders’ Meeting.
4) Review of corporate management and approval, if appropriate, of the financial statements for the prior fiscal year and decisions regarding the allocation of profits/losses.

~~4~~5) Increase and reduction of share capital.

 ~~5~~6) Issuance of debentures.

 ~~6~~7) Amendment of the By-Laws.

 ~~7~~8) Dissolution, merger, split-off, overall assignment of assets and liabilities, relocation of the registered address abroad and transformation of the Company.

9) The elimination of or establishment of restrictions upon pre-emptive rights, without prejudice to the possible delegation of these powers to the Directors as provided by law.

~~8~~10) The transformation of the Company into a holding company, through “subsidiarization” or by entrusting subsidiaries with the conduct of core activities theretofore carried out by the Company itself.

 ~~9~~11) The acquisition or disposition of essential operating assets, when this entails an effective amendment of the corporate purpose.

 ~~10~~12) Transactions the effect of which is tantamount to liquidating the Company and, especially, the approval of the final balance sheet upon liquidation.

~~11~~13) Any other matter that the Board of Directors resolves to submit to the shareholders at a General Shareholders’ Meeting.

5

Proposal for amendment of Article 16.1 of the By-Laws and for addition of a new paragraph 5 to Article 16 of the By-Laws:
It is proposed to amend paragraph 1 of Article 16 of the By-Laws to adjust it to the text of Section 137 of the Companies Act as amended by paragraph 2 of Section 6 of RDL 13/2010.

Current text	New proposed text

1. The General Shareholders’ Meeting shall be called through a notice published in the Official Bulletin of the Commercial Registry and in one of the newspapers of wider circulation in the province where the Company’s registered office is located, as much in advance of the date set for the Meeting as is at a minimum required by Law.
1. The General Shareholders’ Meeting shall be called through a notice published in the Official Bulletin of the Commercial Registry and ~~in one of the newspapers of wider circulation in the province where the Company’s registered office is located~~ on the Company’s website (www.telefonica.com), as much in advance of the date set for the Meeting as is at a minimum required by Law. The notice published on the Company’s website shall be accessible at least until the date of the Meeting. Furthermore, the Board of Directors may publish notices in other media, if it deems it appropriate in order to give broader publicity to the call to meeting.
Furthermore, it is proposed to include a new paragraph 5 in Article 16 of the By-Laws in order to allow for the possibility that the General Shareholders’ Meeting is held outside of the city where the registered address is located (which may be any other location within Spain) if so determined by the Board of Directors, pursuant to Section 175 of the Companies Act.

Current text	New proposed text

5. The General Shareholders’ Meeting shall be held at the place set forth in the notice of the call to meeting, within the area where the Company has its registered office, on the date and at the time also set forth in such notice. However, when the Board of Directors deems it appropriate in order to facilitate the conduct of the meeting, it may resolve that the Meeting be held in any other place within Spain by so providing in the call to meeting.

6

Proposal for amendment of Article 17.4 of the By-Laws:
It is proposed to amend paragraph 4 of Article 17 to replace the references to sections of the Ley de Sociedades Anónimas by the corresponding provisions of the Ley de Sociedades de Capital.

Current text	New proposed text

4. Proxy representation must be granted in writing (in paper or electronic form) and specifically for each Meeting.

A proxy is always revocable. Attendance at the Meeting by the shareholder granting the proxy, whether in person or through distance voting, entails the revocation of any proxy, whatever the date thereof. A proxy shall likewise be rendered void as a result of the disposition of shares of which the Company has notice.

Without prejudice to the provisions of Section 108 of the Companies Act, a proxy must be granted pursuant to the provisions of Section 106.2 of such Act.
4. Proxy representation must be granted in writing (in paper or electronic form) and specifically for each Meeting.

A proxy is always revocable. Attendance at the Meeting by the shareholder granting the proxy, whether in person or through distance voting, entails the revocation of any proxy, whatever the date thereof. A proxy shall likewise be rendered void as a result of the disposition of shares of which the Company has notice.

Without prejudice to the provisions of Section ~~108~~187 of the Companies Act, a proxy must be granted pursuant to the provisions of Section ~~106.2~~184.2 of such Act.

7

Proposal for amendment of Article 18.4 of the By-Laws:
It is proposed to amend paragraph 4 of Article 18 of the By-Laws to align it with the new text setting forth the powers of the shareholders at the General Shareholders’ Meeting proposed for Article 14 of the By-Laws, which expressly includes among the powers of the shareholders at the General Shareholders’ Meeting the overall assignment of assets and liabilities and the relocation of the registered address abroad.

Current text	New proposed text

4. In cases of increase or reduction in share capital, issuance of convertible debentures, merger or split-off of the Company, the information required by Law in connection with such cases shall be made available.
4. In cases of increase or reduction in share capital, issuance of convertible debentures, merger ~~or~~, split-off, overall assignment of assets and liabilities and relocation of the Company’s registered address abroad, the information required by Law in connection with such cases shall be made available.
Proposal for addition of a new Article 26 bis to the By-Laws:
It is proposed to add a new Article 26 bis to the By-Laws in order to include the rules governing specific and permanent conflicts of interest affecting Directors that are contained in Sections 229 and 230 of the Companies Act, while providing that the authorization of the shareholders at the General Shareholders’ Meeting set forth in Section 230.1 of such Act shall only be required in the event of conduct of activities that entail effective competition with the Company. The purpose of such addition is to have the By-Laws reflect in this regard the logical and purpose-oriented interpretation of Sections 229.2 and 230.1 of the Companies Act which is widespread in practice. Thus, the purpose of these provisions —which is to avoid and control permanent conflicts of interests that might arise from situations where a Director may be deemed to be in competition with the company— shall be included at the highest level of the internal regulations of Telefónica, S.A.

8

Current text	New proposed text

Article 26 bis. Director conflict of interest

1.- The Directors shall notify the Board of Directors of any situation of direct or indirect conflict with the interest of the Company that may affect them. The Director involved shall abstain from voting on resolutions or decisions relating to the transaction affected by the conflict.

Directors shall also provide notice, both regarding themselves and persons related thereto, of (a) direct or indirect interests held by them, and (b) positions they hold or duties they perform at any company effectively in competition with the Company.

The conflict of interest situations set forth in the preceding paragraphs shall be included in the annual report.

2.- Directors may not carry out, on their own behalf or on behalf of others, activities that may entail effective competition with the Company, except with the express authorization of the Company by means of a resolution of the shareholders at a General Shareholders’ Meeting, for which purpose they shall provide the notice set forth in paragraph 1 of this article.

For the purposes of this paragraph and the previous one, the following shall not be deemed to be in a situation of effective competition with the Company, even if they have the same or a similar or complementary corporate purpose: (i) companies controlled by the Company (within the meaning of Article 42 of the Commercial Code) and (ii) companies with which Telefónica, S.A. maintains a strategic alliance. Neither shall proprietary Directors of competitor companies appointed at the request of the Company or as a result of the equity interest held by the Company in such competitor companies be deemed to be in breach of the prohibition on competition.

9

Proposal for amendment of Article 31 bis of the By-Laws:
It is proposed to amend Article 31 bis of the By-Laws to adjust the powers of the Audit and Control Committee pursuant to the new text of additional provision eighteen of the Securities Market Act, as amended by Law 12/2010.

Current text	New proposed text

Article 31 bis. Audit and Control Committee	Article 31 bis. Audit and Control Committee

1. An Audit and Control Committee shall be created within the Board of Directors, which shall be composed of a minimum of three Directors and a maximum of five, to be appointed by the Board of Directors. All of the members of such Committee shall be external Directors

2. The Chairman of the Audit and Control Committee, which position shall be held by an independent Director in all cases, shall be appointed by the Committee itself from among its members and shall hold office for four years, and may be re-elected after the passage of one year from ceasing to act as such.
1. An Audit and Control Committee shall be created within the Board of Directors, which shall be composed of a minimum of three Directors and a maximum of five, to be appointed by the Board of Directors. All of the members of such Committee shall be external or non-executive Directors. At least one of them shall be an independent Director, who shall be appointed taking into account his knowledge and experience in accounting, auditing or both.

2. The Chairman of the Audit and Control Committee, which position shall be held by an independent Director in all cases, shall be appointed by the Committee itself from among its members and shall hold office for four years, and may be re-elected after the passage of one year from ceasing to act as such.

10

Current text	New proposed text

3. The Audit and Control Committee shall have the following powers, at a minimum:

(i) to report, through its Chairman, to the shareholders at the General Shareholders’ Meeting regarding matters raised therein by the shareholders in connection with the matters for which the Committee is responsible;

(ii) to propose to the Board of Directors, for subsequent submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor referred to in Section 204 of the Companies Act, as well as, if appropriate, the terms and conditions for hiring such Auditor, the scope of its professional duties and the revocation of its appointment or its re-appointment;

(iii) to monitor the internal audit services;

(iv) to know the process for gathering financial information and the internal control systems;

(v) To maintain relations with the Auditor in order to receive information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and to receive information from and maintain the communications with the Auditor provided for in auditing legislation and in technical auditing regulations; and

(vi) any other powers granted under the Regulations of the Board of Directors.
3. The Audit and Control Committee shall have the following powers, at a minimum:

(i) ~~to report~~To report, through its Chairman, to the shareholders at the General Shareholders’ Meeting regarding matters raised therein by the shareholders in connection with the matters for which the Committee is responsible~~;~~.

(ii) ~~to propose~~To propose to the Board of Directors, for subsequent submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor referred to in Section ~~204~~264 of the Companies Act [Ley de Sociedades ~~Anónimas~~de Capital], as well as, if appropriate, the terms and conditions for hiring such Auditor, the scope of its professional duties and the revocation of its appointment or its re-appointment~~;~~..

(iii) ~~to monitor the internal audit services ;~~To supervise the effectiveness of the Company’s internal control system, the internal audit and the risk management systems as well as to discuss with the Auditor the significant weaknesses in the internal control system detected during the audit.

(iv) ~~to monitor~~To supervise the process of preparation and submission of regulated financial information ~~and the internal control systems;~~.

(v) To establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and ~~to receive information from and maintain the~~ such other communications as may be provided for in auditing legislation and in technical auditing regulations~~; and~~.

11

Current text	New proposed text

In any event, the Audit and Control Committee must receive annually written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor, or by the persons or entities related thereto, pursuant to Law 19/1988, of July 12, on Auditing of Financial Statements.

(vi) To issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in paragraph V above.

(vii) ~~(vi) any~~Any other powers granted under the Regulations of the Board of Directors.
Proposal for amendment of Article 36 of the By-Laws:
It is proposed to amend Article 36 of the By-Laws to replace the reference to the Ley de Sociedades Anónimas by a reference to the Ley de Sociedades de Capital.

Current text	New proposed text

Article 36. Grounds for Dissolution	Article 36. Grounds for Dissolution

The Company shall be dissolved upon any of the grounds set forth in Section 260 of the Companies Act.	The Company shall be dissolved upon any of the grounds set forth in ~~Section 260 of~~ the Companies Act [Ley de Sociedades ~~Anónimas~~de Capital].

12

3.	PROPOSED RESOLUTION SUBMITTED FOR APPROVAL OF THE SHAREHOLDERS AT THE ORDINARY GENERAL SHAREHOLDERS’ MEETING
The resolutions that the Board of Directors submits for approval of the shareholders at the General Shareholders’ Meeting relating to this item on the Agenda are set forth below:
III.1 Amendment of Articles 1, 6.2, 7, 14, 16.1, 17.4, 18.4, 31 bis and 36 of the By-Laws for their adjustment to new legislative developments.
It is resolved to amend the aforementioned By-Law provisions, which shall henceforth read as follows:
New text of Article 1 of the By-Laws:
“Article 1. Corporate name
The Company is named “Telefónica, S.A.” and shall be governed by these By-Laws and, as to matters not otherwise contemplated or provided for herein, by the Companies Act (Ley de Sociedades de Capital) and other legal provisions applicable thereto.”
New text of paragraph 2 of Article 6 of the By-Laws:
“2. Modifications to features of shares represented in book-entry form, once formalized in accordance with the provisions of the Companies Act (Ley de Sociedades de Capital) and the Securities Market Act (Ley del Mercado de Valores), shall be published in the Official Bulletin of the Commercial Registry (Boletín Oficial del Registro Mercantil) and in one of the newspapers of wider circulation in Madrid.”

13

New text of Article 7 of the By-Laws:
“Article 7. Pending disbursements
1. Pending disbursements shall be paid within the period that is established, within legal limits, by the Board of Directors.
2. In the case of arrears in the payment of pending disbursements, the delinquent shareholder shall be subject to the effects provided for under Law. In the event of a transfer of shares that have not been fully paid up, the transferee of any such shares and all prior transferors shall be jointly and severally liable.”
New text of Article 14 of the By-Laws:
“Article 14. Powers of the Shareholders Acting at a General Shareholders’ Meeting
The shareholders acting at a General Shareholders’ Meeting shall decide on the matters assigned thereto by Law or these By-Laws and, in particular, regarding the following:
1) Appointment and removal of Directors.
2) Appointment and removal of Auditors and liquidators.
3) Commencement of claims for liability against Directors, liquidators or Auditors.
4) Review of corporate management and approval, if appropriate, of the financial statements for the prior fiscal year and decisions regarding the allocation of profits/losses.
5) Increase and reduction of share capital.
6) Issuance of debentures.

14

7) Amendment of the By-Laws.
8) Dissolution, merger, split-off, overall assignment of assets and liabilities, relocation of the registered address abroad and transformation of the Company.
9) The elimination of or establishment of restrictions upon pre-emptive rights, without prejudice to the possible delegation of these powers to the Directors as provided by law.
10) The transformation of the Company into a holding company, through “subsidiarization” or by entrusting subsidiaries with the conduct of core activities theretofore carried out by the Company itself.
11) The acquisition or disposition of essential operating assets, when this entails an effective amendment of the corporate purpose.
12) Transactions the effect of which is tantamount to liquidating the Company and, especially, the approval of the final balance sheet upon liquidation.
13) Any other matter that the Board of Directors resolves to submit to the shareholders at a General Shareholders’ Meeting.”
New text of paragraph 1 of Article 16 of the By-Laws:
“1. The General Shareholders’ Meeting shall be called through a notice published in the Official Bulletin of the Commercial Registry and on the Company’s website (www.telefonica.com), as much in advance of the date set for the Meeting as is at a minimum required by Law. The notice published on the Company’s website shall be accessible at least until the date of the Meeting. Furthermore, the Board of Directors may publish notices in other media, if it deems it appropriate in order to give broader publicity to the call to meeting.”

15

New text of paragraph 4 of Article 17 of the By-Laws:
“4. Proxy representation must be granted in writing (in paper or electronic form) and specifically for each Meeting.
A proxy is always revocable. Attendance at the Meeting by the shareholder granting the proxy, whether in person or through distance voting, entails the revocation of any proxy, whatever the date thereof. A proxy shall likewise be rendered void as a result of the disposition of shares of which the Company has notice.
Without prejudice to the provisions of Section 187 of the Companies Act, a proxy must be granted pursuant to the provisions of Section 184.2 of such Act.”
New text of paragraph 4 of Article 18 of the By-Laws:
“4. In cases of increase or reduction in share capital, issuance of convertible debentures, merger, split-off, overall assignment of assets and liabilities and relocation of the Company’s registered address abroad, the information required by Law in connection with such cases shall be made available.”
New text of Article 31 bis of the By-Laws:
“Article 31 bis. Audit and Control Committee
1. An Audit and Control Committee shall be created within the Board of Directors, which shall be composed of a minimum of three Directors and a maximum of five, to be appointed by the Board of Directors. All of the members of such Committee shall be external or non-executive Directors. At least one of them shall be an independent Director, who shall be appointed taking into account his knowledge and experience in accounting, auditing or both.

16

2. The Chairman of the Audit and Control Committee, which position shall be held by an independent Director in all cases, shall be appointed by the Committee itself from among its members and shall hold office for four years, and may be re-elected after the passage of one year from ceasing to act as such.
3. The Audit and Control Committee shall have the following powers, at a minimum:
(i) To report, through its Chairman, to the shareholders at the General Shareholders’ Meeting regarding matters raised therein by the shareholders in connection with the matters for which the Committee is responsible.
(ii) To propose to the Board of Directors, for subsequent submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor referred to in Section 264 of the Companies Act, as well as, if appropriate, the terms and conditions for hiring such Auditor, the scope of its professional duties and the revocation of its appointment or its re-appointment.
(iii) To supervise the effectiveness of the Company’s internal control system, the internal audit and the risk management systems as well as to discuss with the Auditor the significant weaknesses in the internal control system detected during the audit.
(iv) To supervise the process of preparation and submission of regulated financial information.
(v) To establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

17

In any event, the Audit and Control Committee must receive annually written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor, or by the persons or entities related thereto pursuant to Law 19/1988, of July 12, on Auditing of Financial Statements.
(vi) To issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in paragraph V above.
(vii) Any other powers granted under the Regulations of the Board of Directors.”
New text of Article 36 of the By-Laws:
“Article 36. Grounds for dissolution
The Company shall be dissolved upon any of the grounds set forth in the Companies Act.”
III.2 Addition of a new paragraph 5 to Article 16 of the By-Laws.
It is resolved to add a new paragraph 5 to Article 16 of the By-Laws, with the following text:
“5. The General Shareholders’ Meeting shall be held at the place set forth in the notice of the call to meeting, within the area where the Company has its registered office, on the date and at the time also set forth in such notice. However, when the Board of Directors deems it appropriate in order to facilitate the conduct of the meeting, it may resolve that the Meeting be held in any other place within Spain by so providing in the call to meeting.”

18

III.3 Addition of a new Article 26 bis to the By-Laws.
It is resolved to add a new Article 26 bis to the By-Laws, with the following text:
“Article 26 bis. Director conflict of interest
1.- The Directors shall notify the Board of Directors of any situation of direct or indirect conflict with the interest of the Company that may affect them. The Director involved shall abstain from voting on resolutions or decisions relating to the transaction affected by the conflict.
Directors shall also provide notice, both regarding themselves and persons related thereto, of (a) direct or indirect interests held by them, and (b) positions they hold or duties they perform at any company effectively in competition with the Company.
The conflict of interest situations set forth in the preceding paragraphs shall be included in the annual report.
2.- Directors may not carry out, on their own behalf or on behalf of others, activities that may entail effective competition with the Company, except with the express authorization of the Company by means of a resolution of the shareholders at a General Shareholders’ Meeting, for which purpose they shall provide the notice set forth in paragraph 1 of this article.

19

For the purposes of this paragraph and the previous one, the following shall not be deemed to be in a situation of effective competition with the Company, even if they have the same or a similar or complementary corporate purpose: (i) companies controlled by the Company (within the meaning of Article 42 of the Commercial Code) and (ii) companies with which Telefónica, S.A. maintains a strategic alliance. Neither shall proprietary Directors of competitor companies appointed at the request of the Company or as a result of the equity interest held by the Company in such competitor companies be deemed to be in breach of the prohibition on competition.”
* * *
Madrid, April 8, 2011

20

Telefónica, S.A.
REPORT OF THE BOARD OF DIRECTORS OF TELEFÓNICA, S.A. RELATING TO THE PROPOSAL FOR AMENDMENT OF ARTICLES 5, 8.1, 11, 13.1 AND 14.1 OF THE REGULATIONS FOR THE GENERAL SHAREHOLDERS’ MEETING, WHICH REPORT SHALL BE SUBMITTED FOR APPROVAL OF THE SHAREHOLDERS AT THE 2011 ORDINARY GENERAL SHAREHOLDERS’ MEETING (ITEM IV OF THE AGENDA).
1.	PURPOSE OF THE REPORT
The Agenda for the Ordinary General Shareholders’ Meeting of Telefónica, S.A., called to be held on May 17/18, 2011, on first and second call, respectively, includes in item IV a proposal relating to the amendment of Articles 5, 8.1, 11, 13.1 and 14.1 of the Regulations for the General Shareholders’ Meeting of the Company.
In this regard, the Board of Directors of Telefónica, S.A. issues this Report for the purpose of explaining the proposed amendments to the Regulations, also including the full text thereof.
2.	RATIONALE FOR THE PROPOSAL
The purpose of the majority of the amendments proposed to the shareholders at the Ordinary General Shareholders’ Meeting of Telefónica, S.A. is conforming the Company’s Regulations for the General Shareholders’ Meeting to the latest legislative developments relating to stock companies and listed corporations, in particular: (i) the restated text of the Companies Act (Ley de Sociedades de Capital) (the “Companies Act”) approved by Royal Legislative Decree 1/2010, of July 2; and (ii) Royal Decree-law 13/2010, of December 3, regarding tax, labor and liberalizing actions for the promotion of investment and job creation (“RDL 13/2010”), all consistently with the proposed amendments to the By-Laws under item III of the Agenda.

Most of these amendments are based on the corresponding amendments to the By-Laws submitted to the shareholders at this General Shareholders’ Meeting under item III of the Agenda and, therefore, are also justified by the need to maintain due internal coherence within the corporate regulations and the corporate governance system of Telefónica, S.A.
For the purpose of voting, and without prejudice to the provision of an individual rationale for each of the amendments proposed, such amendments have been grouped into two blocks: those amendments relating to mere adaptations to legislative developments and the amendment of Article 14.1 of the Regulations for the General Shareholders’ Meeting, which does not entail a mere adjustment to the law but the introduction of improvements into the Regulations (due, in turn, to the inclusion of a new equivalent rule in the By-Laws, thus providing the necessary By-Law coverage).
Each of the amendments to the Regulations proposed to the shareholders at the General Shareholders’ Meeting is set forth and explained below.
Proposal for amendment of Article 5 of the Regulations for the General Shareholders’ Meeting:
It is proposed to amend Article 5 of the Regulations for the General Shareholders’ Meeting to adjust the enumeration of powers of the shareholders at the General Shareholders’ Meeting to the text of Section 160 of the Companies Law, in line with the proposed amendment to Article 14 of the By-Laws.

2

Current text	New proposed text

Article 5. Powers of the shareholders at the General Shareholders’ Meeting

The shareholders acting at the General Shareholders’ Meeting shall have the power to deliberate upon and adopt resolutions on all such matters as legal provisions and the By-Laws reserve for decision thereat and, in general, on all matters which fall within the scope of powers assigned by Law to the shareholders and are submitted at the General Shareholders’ Meeting at the behest of the Board of Directors and of the shareholders themselves, in such instances and in such manner as are provided in the Law and the By-Laws. In particular, the shareholders shall decide the following matters:
Article 5. Powers of the shareholders at the General Shareholders’ Meeting

The shareholders acting at the General Shareholders’ Meeting shall have the power to deliberate upon and adopt resolutions on all such matters as legal provisions and the By-Laws reserve for decision thereat and, in general, on all matters which fall within the scope of powers assigned by Law to the shareholders and are submitted at the General Shareholders’ Meeting at the behest of the Board of Directors and of the shareholders themselves, in such instances and in such manner as are provided in the Law and the By-Laws. In particular, the shareholders shall decide the following matters:

a) Appointment and removal of Directors.	a) Appointment and removal of Directors.

b) Appointment of Auditors.

c) Review of corporate management and approval, if appropriate, of the financial statements for the prior fiscal year and decision regarding the allocation of profits/losses.
b) Appointment and removal of Auditors and liquidators. c) Commencement of claims for liability against the Directors, liquidators or Auditors

d) Increase or reduction of share capital.

e) Issuance of Debentures.

f) Amendment of the By-Laws.

g) Dissolution, merger, split-off and transformation of the Company.

h) The transformation of the Company into a holding company, through “subsidiarization” or by entrusting subsidiaries with the conduct of core activities theretofore carried out by the Company itself.

i) The acquisition or disposition of essential operating assets, when this entails an effective amendment of the corporate purpose.

j) Transactions the effect of which is tantamount to liquidating the Company.

k) Any other matter that the Board of Directors resolves to submit to the shareholders at a General Shareholders’ Meeting.
d) Review of corporate management and approval, if appropriate, of the financial statements for the prior fiscal year and decision regarding the allocation of profits/losses.

~~d~~e) Increase or reduction of share capital.

~~e~~f) Issuance of ~~d~~debentures.

~~f~~g) Amendment of the By-Laws.

~~g~~h) Dissolution, merger, split-off, overall assignment of assets and liabilities, relocation of the registered address abroad and transformation of the Company.

i) The elimination of or establishment of restrictions upon pre-emptive rights, without prejudice to the possible delegation of these powers to the Directors as provided by law.

~~h~~j) The transformation of the Company into a holding company, through “subsidiarization” or by entrusting subsidiaries with the conduct of core activities theretofore carried out by the Company itself.

3

Current text	New proposed text

~~i~~k) The acquisition or disposition of essential operating assets, when this entails an effective amendment of the corporate purpose.

~~j~~l) Transactions the effect of which is tantamount to liquidating the Company, and, especially, the approval of the final balance sheet upon liquidation.
~~k~~m) Any other matter that the Board of Directors resolves to submit to the shareholders at a General Shareholders’ Meeting.
Proposal for amendment of Article 8.1 of the Regulations for the General Shareholders’ Meeting:
It is proposed to amend paragraph 1 of Article 8 of the Regulations for the General Shareholders’ Meeting to conform it to the new text of Section 137 of the Companies Act as amended by paragraph 2 of Section 6 of RDL 13/2010, in line with the proposed amendment to Article 16.1 of the By-Laws.

Current text	New proposed text

1. The General Shareholders’ Meeting shall be called through a notice published in the Official Bulletin of the Commercial Registry and in at least one of the newspapers of wider circulation in the province where the Company’s registered office is located, as much in advance of the date set for the Meeting as is at a minimum required by Law.

The call to the General Shareholders’ Meeting shall also be reported to the National Securities Market Commission and to such Market Supervisory Authorities as may be appropriate.

In addition, the call to the General Shareholders’ Meeting shall be announced on the Company’s website.
1. The General Shareholders’ Meeting shall be called through a notice published in the Official Bulletin of the Commercial Registry and on~~at least one of the newspapers of wider circulation in the province where the Company’s registered office is located~~ the Company’s website (www.telefonica.com), as much in advance of the date set for the Meeting as is at a minimum required by Law. The notice published on the Company’s website shall be accessible at least until the date of the Meeting. Furthermore, the Board of Directors may publish notices in other media, if it deems it appropriate in order to give broader publicity to the call to meeting.

The call to the General Shareholders’ Meeting shall also be reported to the National Securities Market Commission and to such Market Supervisory Authorities as may be appropriate.

~~In addition, the call to the General Shareholders’ Meeting shall be announced on the Company’s website.~~

4

Proposal for amendment of Article 11 of the Regulations for the General Shareholders’ Meeting:
It is proposed to amend Article 11 of the Regulations for the General Shareholders’ Meeting to include the new provision relating to the Electronic Shareholders’ Forum contained in Section 528.2 of the Companies Act, for which purpose it is proposed to amend the title of the article and to add a new paragraph 2.

Current text	New proposed text

Article 11. Suggestions made by the shareholders

Without prejudice to the shareholders’ right, in such cases and under such terms as are provided in the Law, to have certain matters included in the Agenda for the Meeting that they request be called, the shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Service [Servicio de Atención al Accionista] regarding the organization and operation of the General Shareholders’ Meeting and the powers of the shareholders thereat
Article 11. Electronic Shareholders’ Forum and suggestions made by the shareholders

1. Without prejudice to the shareholders’ right, in such cases and under such terms as are provided in the Law, to have certain matters included in the Agenda for the Meeting that they request be called, the shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Service [Servicio de Atención al Accionista] regarding the organization and operation of the General Shareholders’ Meeting and the powers of the shareholders thereat.

5

Current text	New proposed text

2. On occasion of the call to meeting and until each General Shareholders’ Meeting is held, the Company shall place into operation on its website (www.telefonica.com) an Electronic Shareholders’ Forum, which shall be accessible, with appropriate safeguards, by both individual shareholders and by any voluntary associations they may create as provided by law, in order to facilitate their communication prior to a General Shareholders’ Meeting being held. Proposed resolutions sought to be presented as a supplement to the agenda notified in the call to meeting may be published in the Forum, together with requests for adherence to such proposals, initiatives to reach the percentage sufficient to exercise a minority right provided by Law as well as proxy offers or solicitations. The Board of Directors may further develop the above-mentioned rules and establish the procedures, terms and other conditions for the operation of the Electronic Shareholders’ Forum.
Proposal for amendment of Article 13.1 of the Regulations for the General Shareholders’ Meeting:
It is proposed to amend paragraph 1 of Article 13 of the Regulations for the General Shareholders’ Meeting to replace the reference to the Ley de Sociedades Anónimas by a reference to the Ley de Sociedades de Capital.

6

Current text	New proposed text

1. Every shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, even if not a shareholder. The proxy must be granted specifically for each Meeting, either by using the proxy-granting form printed on the attendance card or in any other manner permitted by the Law, without prejudice to the provisions of Section 108 of the Companies Act (Ley de Sociedades Anónimas) regarding cases of proxies granted to family relatives and general proxies.
1. Every shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, even if not a shareholder. The proxy must be granted specifically for each Meeting, either by using the proxy-granting form printed on the attendance card or in any other manner permitted by the Law, without prejudice to the provisions of ~~Section 108 of~~ the Companies Act (Ley de Sociedades ~~Anónimas~~ de Capital) regarding cases of proxies granted to family relatives and general proxies.

The documents setting forth the proxies or powers of attorney for the General Shareholders’ Meeting shall contain instructions regarding the direction of the vote. If no express instructions are given, it shall be understood that the proxy-holder must vote in favor of the proposed resolutions put forward by the Board of Directors regarding the matters on the agenda.
The documents setting forth the proxies or powers of attorney for the General Shareholders’ Meeting shall contain instructions regarding the direction of the vote. If no express instructions are given, it shall be understood that the proxy-holder must vote in favor of the proposed resolutions put forward by the Board of Directors regarding the matters on the agenda.

If there are no voting instructions because the shareholders acting at the General Shareholders’ Meeting are to decide matters that are not included in the agenda and are thus unknown on the date that the proxy is granted but which may be submitted to a vote at the Meeting, the proxy-holder shall vote in such direction as he deems most appropriate, taking into account the interest of the Company and that of the shareholder granting the proxy. The same rule shall apply when the relevant proposal or proposals submitted to the shareholders at the Meeting have not been made by the Board of Directors.
If there are no voting instructions because the shareholders acting at the General Shareholders’ Meeting are to decide matters that are not included in the agenda and are thus unknown on the date that the proxy is granted but which may be submitted to a vote at the Meeting, the proxy-holder shall vote in such direction as he deems most appropriate, taking into account the interest of the Company and that of the shareholder granting the proxy. The same rule shall apply when the relevant proposal or proposals submitted to the shareholders at the Meeting have not been made by the Board of Directors.

7

Current text	New proposed text

If the document setting forth the proxy or power of attorney does not state the specific person or persons to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of any of the following: the Chairman of the Board of Directors of the Company, or the person that stands in for him as Chairman of the General Shareholders’ Meeting, or such person as is appointed by the Board of Directors, with notice of such appointment being given in advance in the official notice of the call to meeting.
If the document setting forth the proxy or power of attorney does not state the specific person or persons to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of any of the following: the Chairman of the Board of Directors of the Company, or the person that stands in for him as Chairman of the General Shareholders’ Meeting, or such person as is appointed by the Board of Directors, with notice of such appointment being given in advance in the official notice of the call to meeting.

In cases in which a public proxy solicitation has been carried out, the Director who obtains such proxy shall be subject to the voting restriction established in Section 114 of the Securities Market Act [Ley del Mercado de Valores] in connection with conflict of interest situations.
In cases in which a public proxy solicitation has been carried out, the Director who obtains such proxy shall be subject to the voting restriction established in Section ~~114 of the Securities Market Act [Ley del Mercado de Valores] in connection with~~ 514 of the Companies Law for conflict of interest situations.

A proxy is always revocable. Attendance at the Meeting by the shareholder granting the proxy, whether in person or through distance voting, entails the revocation of any proxy, whatever the date thereof. A proxy shall likewise be rendered void as a result of the disposition of shares of which the Company has notice.
A proxy is always revocable. Attendance at the Meeting by the shareholder granting the proxy, whether in person or through distance voting, entails the revocation of any proxy, whatever the date thereof. A proxy shall likewise be rendered void as a result of the disposition of shares of which the Company has notice.
Proposal for amendment of Article 14.1 of the Regulations for the General Shareholders’ Meeting:
It is proposed to amend paragraph 1 of Article 14 of the Regulations for the General Shareholders’ Meeting to conform it to the proposed amendment to Article 16 of the By-Laws, which provides for the possibility that the General Shareholders’ Meeting be held outside of the locality of the registered address (which may be any other location within Spain) if so determined by the Board of Directors, pursuant to Section 175 of the Companies Act.

8

Current text	New proposed text

1. The General Shareholders’ Meeting shall be held at the place set forth in the notice of the call to meeting, within the area where the Company has its registered office, on the date and at the time also set forth in such notice.
1. The General Shareholders’ Meeting shall be held at the place set forth in the notice of the call to meeting, within the area where the Company has its registered office, on the date and at the time also set forth in such notice. However, when the Board of Directors deems it appropriate in order to facilitate the conduct of the meeting, it may resolve that the Meeting be held in any other place within Spain by so providing in the call to meeting.

3.	PROPOSED RESOLUTION SUBMITTED FOR APPROVAL OF THE SHAREHOLDERS AT THE GENERAL SHAREHOLDERS’ MEETING
The resolutions that the Board of Directors submits for approval of the shareholders at the General Shareholders’ Meeting relating to this item on the Agenda are set forth below:
IV.1 Amendment of Articles 5, 8.1, 11 and 13.1 of the Regulations for the General Shareholders’ Meeting for conformance thereof to the latest legislative developments.
It is resolved to amend the above-mentioned articles of the Regulations, which shall henceforth read as follows:
New text of Article 5 of the Regulations for the General Shareholders’ Meeting:
“Article 5. Powers of the shareholders at the General Shareholders’ Meeting

9

The shareholders acting at the General Shareholders’ Meeting shall have the power to deliberate upon and adopt resolutions on all such matters as legal provisions and the By-Laws reserve for decision thereat and, in general, on all matters which fall within the scope of powers assigned by Law to the shareholders and are submitted at the General Shareholders’ Meeting at the behest of the Board of Directors and of the shareholders themselves, in such instances and in such manner as are provided in the Law and the By-Laws. In particular, the shareholders shall decide the following matters:
a) Appointment and removal of Directors.
b) Appointment and removal of auditors and liquidators.
c) Commencement of claims for liability against the Directors, liquidators or Auditors.
d) Review of corporate management and approval, if appropriate, of the financial statements for the prior fiscal year and decision regarding the allocation of profits/losses.
e) Increase or reduction of share capital.
f) Issuance of debentures.
g) Amendment of the By-Laws.
h) Dissolution, merger, split-off, overall assignment of assets and liabilities, relocation of the registered address abroad and transformation of the Company.
i) The elimination of or establishment of restrictions upon pre-emptive rights, without prejudice to the possible delegation of these powers to the Directors as provided by law.

10

j) The transformation of the Company into a holding company, through “subsidiarization” or by entrusting subsidiaries with the conduct of core activities theretofore carried out by the Company itself.
k) The acquisition or disposition of essential operating assets, when this entails an effective amendment of the corporate purpose.
l) Transactions the effect of which is tantamount to liquidating the Company and, especially, the approval of the final balance sheet upon liquidation.
m) Any other matter that the Board of Directors resolves to submit to the shareholders at a General Shareholders’ Meeting.”
New text of paragraph 1 of Article 8 of the Regulations for the General Shareholders’ Meeting:
“1. The General Shareholders’ Meeting shall be called through a notice published in the Official Bulletin of the Commercial Registry and on the Company’s website (www.telefonica.com), as much in advance of the date set for the Meeting as is at a minimum required by Law. The notice published on the Company’s website shall be accessible at least until the date of the Meeting. Furthermore, the Board of Directors may publish notices in other media, if it deems it appropriate in order to give broader publicity to the call to meeting.”
The call to the General Shareholders’ Meeting shall also be reported to the National Securities Market Commission and to such Market Supervisory Authorities as may be appropriate.”
New text of Article 11 of the Regulations for the General Shareholders’ Meeting:
“Article 11. Electronic Shareholders’ Forum and suggestions made by the shareholders

11

1. Without prejudice to the shareholders’ right, in such cases and under such terms as are provided in the Law, to have certain matters included in the Agenda for the Meeting that they request be called, the shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Service [Servicio de Atención al Accionista] regarding the organization and operation of the General Shareholders’ Meeting and the powers of the shareholders thereat.
2. On occasion of the call to meeting and until each General Shareholders’ Meeting is held, the Company shall place into operation on its website (www.telefonica.com) an Electronic Shareholders’ Forum, which shall be accessible, with appropriate safeguards, by both individual shareholders and by any voluntary associations they may create as provided by law, in order to facilitate their communication prior to a General Shareholders’ Meeting being held. Proposed resolutions sought to be presented as a supplement to the agenda notified in the call to meeting may be published in the Forum, together with requests for adherence to such proposals, initiatives to reach the percentage sufficient to exercise a minority right provided by Law as well as proxy offers or solicitations. The Board of Directors may further develop the above-mentioned rules and establish the procedures, terms and other conditions for the operation of the Electronic Shareholders’ Forum.”
New text of paragraph 1 of Article 13 of the Regulations for the General Shareholders’ Meeting:
“1. Every shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, even if not a shareholder. The proxy must be granted specifically for each Meeting, either by using the proxy-granting form printed on the attendance card or in any other manner permitted by the Law, without prejudice to the provisions of the Companies Act (Ley de Sociedades de Capital) regarding cases of proxies granted to family relatives and general proxies.

12

The documents setting forth the proxies or powers of attorney for the General Shareholders’ Meeting shall contain instructions regarding the direction of the vote. If no express instructions are given, it shall be understood that the proxy-holder must vote in favor of the proposed resolutions put forward by the Board of Directors regarding the matters on the agenda.
If there are no voting instructions because the shareholders acting at the General Shareholders’ Meeting are to decide matters that are not included in the agenda and are thus unknown on the date that the proxy is granted but which may be submitted to a vote at the Meeting, the proxy-holder shall vote in such direction as he deems most appropriate, taking into account the interest of the Company and that of the shareholder granting the proxy. The same rule shall apply when the relevant proposal or proposals submitted to the shareholders at the Meeting have not been made by the Board of Directors.
If the document setting forth the proxy or power of attorney does not state the specific person or persons to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of any of the following: the Chairman of the Board of Directors of the Company, or the person that stands in for him as Chairman of the General Shareholders’ Meeting, or such person as is appointed by the Board of Directors, with notice of such appointment being given in advance in the official notice of the call to meeting.
In cases in which a public proxy solicitation has been carried out, the Director who obtains such proxy shall be subject to the voting restriction established in Section 514 of the Companies Law for conflict of interest situations.

13

A proxy is always revocable. Attendance at the Meeting by the shareholder granting the proxy, whether in person or through distance voting, entails the revocation of any proxy, whatever the date thereof. A proxy shall likewise be rendered void as a result of the disposition of shares of which the Company has notice”.
IV.2 Amendment of Article 14.1 of the Regulations for the General Shareholders’ Meeting.
It is resolved to amend paragraph 1 of Article 14 of the Regulations for the General Shareholders’ Meeting, which shall henceforth read as follows:
“1. The General Shareholders’ Meeting shall be held at the place set forth in the notice of the call to meeting, within the area where the Company has its registered office, on the date and at the time also set forth in such notice. However, when the Board of Directors deems it appropriate in order to facilitate the conduct of the meeting, it may resolve that the Meeting be held in any other place within Spain by so providing in the call to meeting.”
* * *
Madrid, April 8, 2011

14

Telefónica, S.A.
REPORT OF THE BOARD OF DIRECTORS OF TELEFÓNICA, S.A. REGARDING THE PROPOSED AUTHORIZATION TO THE BOARD OF DIRECTORS TO INCREASE THE SHARE CAPITAL AND EXCLUDE PRE-EMPTIVE RIGHTS, WHICH WILL BE SUBMITTED FOR APPROVAL BY THE SHAREHOLDERS AT THE ANNUAL GENERAL SHAREHOLDERS’ MEETING (ITEM VI ON THE AGENDA).
1.	PURPOSE OF THIS REPORT
The Agenda for the Annual General Shareholders’ Meeting of Telefónica, S.A., called for May 17 and 18, 2011, on first and second call, respectively, includes in item VI thereof a proposal regarding authorizing the Board of Directors to increase the Company’s share capital up to the maximum limit established by Law, with the resulting amendment of Article 5 of the By-Laws regarding the amount of share capital and the number of shares into which it is divided, and also delegating the power to exclude pre-emptive rights with respect to the issuances of shares under such authorization when the interests of the Company so require.
This Report is prepared in compliance with the provisions of Sections 286, 297.1.b) and 506 of the Companies Act (Ley de Sociedades de Capital) (the “Companies Act") approved by Royal Legislative Decree 1/2010, of July 2, in order to provide a rationale for such proposed authorization to the Board of Directors to increase the share capital, including the delegation of the power to exclude pre-emptive rights, and which is submitted for approval of the shareholders acting at the General Shareholders’ Meeting.
2.	RATIONALE FOR THE PROPOSAL
Section 297.1.b) of the Companies Act gives authority to the shareholders at a General Shareholders’ Meeting to delegate to the Board of Directors the power to approve an increase in share capital on one or more occasions up to a particular amount, at the times and in the amounts that it decides, without previous authorization of the shareholders, and while meeting the requirements provided for amending the By-Laws. The law provides that such increases may not in any event exceed one-half of the capital of the Company at the time of the authorization and must be made by means of cash contributions within a maximum period of five years from the date of the shareholders’ resolution.

Telefónica, S.A.
The Board of Directors believes that the proposed amendment submitted for approval of the shareholders at the General Shareholders’ Meeting is justified by the appropriateness of the mechanism provided for by current corporate law allowing for the approval of one or more increases in share capital without a subsequent call to and holding of a new General Shareholders’ Meeting, but within the limits, terms and conditions approved by the shareholders. This is intended to give the Company’s management decision-making body quick responsiveness to act within an environment in which the success of a strategic initiative frequently depends on the ability to rapidly implement it, without the costs and delays involved in the holding of a General Shareholders’ Meeting.
Market requirements demand that commercial companies, and especially listed companies, cause their governance and management bodies to be in a position to make use of the abilities provided by the regulatory framework to provide a quick and efficient response to the needs arising within the business environment in which large companies are currently operating.
Pursuant to Section 297.1 b) of the Companies Act, the proposal contemplates that payment of the shares issued be made in the form of cash contributions, and expressly provides for the possibility of an incomplete subscription for shares issued, pursuant to the provisions of Section 311 of such Act. In addition, the proposed resolution submitted at the General Shareholders’ Meeting includes an authorization to the Board of Directors to take all steps required for the new shares covered by the capital increase to be admitted to trading on the Stock Exchanges on which the Company’s shares are listed.

2

Telefónica, S.A.
The proposal is completed with an authorization to the Board of Directors such that it may in turn delegate such delegable powers as have been received from the shareholders acting at the General Shareholders’ Meeting.
Furthermore, pursuant to the provisions of Section 506 of the current Companies Act, the delegation to the Board of Directors to increase share capital contained in the proposal to which this Report refers includes the grant to the Directors of the power to exclude pre-emptive rights, subject to the provisions of the above-mentioned Section 506 of the Act as to the requirements, conditions and formalities established therein and in related provisions of the Act.
The Board of Directors believes that this power to exclude pre-emptive rights as a supplement to the power to increase capital is justified for various reasons. First, the exclusion of pre-emptive rights tends to reduce the costs associated with the transaction (especially the fees of the financial institutions participating in the issuance) as compared to an issuance with pre-emptive rights. Second, with the power to exclude pre-emptive rights, the Directors are able to considerably speed the actions and responses required by current financial markets, allowing the Company to take advantage of those times at which market conditions are most favorable. In addition, the exclusion of pre-emptive rights causes lesser distortion of trading in the Company’s shares during the time of issuance, which tends to be shorter than an issuance with rights.
In any event, the total or partial exclusion of pre-emptive rights is a power granted to the Board of Directors by the shareholders acting at the General Shareholders’ Meeting, and therefore, such power will be exercised within the discretion of the Board of Directors itself, with due regard to the circumstances and in compliance with all legal requirements.

3

Telefónica, S.A.
In the event that the Board of Directors decides to make use of the power to exclude pre-emptive rights with respect to a specific increase in capital that it approves in the use of the authorization granted by the shareholders at the General Shareholders’ Meeting, the Directors’ report and Auditor’s report required by Section 308 of the Companies Act must be prepared. Both reports must be made available to the shareholders and notice thereof given to them at the next General Meeting held after the resolution providing for the increase, as required by the provisions of Section 506 of the Companies Act.
3.	PROPOSED RESOLUTION SUBMITTED FOR APPROVAL BY THE SHAREHOLDERS AT THE ANNUAL GENERAL SHAREHOLDERS’ MEETING ITEM VI ON THE AGENDA
The resolution that the Board of Directors submits for approval by the shareholders acting at the General Shareholders’ Meeting in connection with this item on the Agenda reads as follows:
“VI. Authorization granted to the Board of Directors to increase the share capital pursuant to the terms and conditions of Section 297.1.b) of the Companies Act, over a maximum period of five years, delegating the power to exclude pre-emptive rights pursuant to Section 506 of the Companies Act.
To authorize the Board of Directors, as broadly as necessary under the law, in order that, under Section 297.1.b) of the Companies Act, it may increase the share capital on one or more occasions and at any time, within the term of five years as from the date of this General Shareholders’ Meeting, by up to the maximum amount of 2,281,998,242.50 euros, equal to one-half of the Company’s current capital. Capital increases pursuant to this authorization shall be made through the issuance and placement into circulation of new shares —with or without a premium — the consideration for which shall consist of cash contributions. For each increase, the Board of Directors shall determine whether the new shares to be issued are common, preferred, redeemable, non-voting or any other type permitted by Law. The Board of Directors may also determine, to the extent not otherwise provided, the terms and conditions applicable to the capital increases and the characteristics of the shares, expressly providing for the possibility of an incomplete subscription, as well as freely offer new unsubscribed shares during the period or periods for exercise of pre-emptive rights. The Board of Directors may also establish that, in the event of incomplete subscription, the capital shall only be increased by the amount of the subscriptions made and may amend the article of the By-Laws relating to capital and number of shares.

4

Telefónica, S.A.
Likewise, with respect to capital increases made pursuant to this authorization, the Board of Directors is authorized to totally or partially exclude pre-emptive rights as permitted by Section 506 of the Companies Act.
Whenever appropriate, the Company shall make application for listing on Spanish or foreign, official or unofficial, organized or other secondary markets of the shares issued by the Company pursuant to this delegation of powers, and the Board of Directors is authorized to conduct all formalities and take all actions that may be necessary for admission to listing with the appropriate authorities of the various Spanish or foreign securities markets on which the shares of the Company are listed.
Under the provisions of Section 249.2 of the Companies Act, the Board of Directors is expressly authorized, in turn, to delegate the powers granted in this resolution.”
* * *
Madrid, April 8, 2011

5

DISCLOSURES REQUIRED UNDER ARTICLE 116 BIS OF THE SPANISH SECURITIES MARKET LAW
The information required under Article 116.bis of the Spanish Securities Market Law is detailed below:
a.- Capital structure.
At December 31, 2010, the share capital of Telefónica was 4,563,996,485 euros, represented by 4,563,996,485 fully paid ordinary shares of a single series, par value of 1 euro each, all recorded under the book-entry system.
At that date they were admitted to trading on the Spanish electronic trading system (the “Continuous Markets”) where they form part of the Ibex 35 index, on the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York, London, Tokyo, Buenos Aires, Sao Paulo and Lima stock exchanges.
All shares are ordinary, of a single series and confer the same rights and obligations on their shareholders.
At the time of writing, there were no securities in issue that are convertible into Telefónica shares.
b.- Restrictions on the transfer of securities.
Nothing in the Company Bylaws imposes any restriction or limitation on the free transfer of Telefónica shares.
c.- Significant shareholdings.
The table below lists shareholders who, at December 31, 2010, to the best of the Company’s knowledge, had significant direct or indirect shareholdings in the Company as defined in Royal Decree 1362/2007 implementing the Spanish Securities Markets Law 24/1998 as it relates to the need for transparent information on issuers whose securities are listed for trading in an official secondary market or other regulated market of the European Union:

			Direct		Indirect
	Total		shareholding		holding
	%	Shares	%	Shares	%	Shares
BBVA (1)	6.279	286,574,224	6.273	286,317,371	0.006	256,853
la Caixa (2)	5.050	230,469,182	0.024	1,117,990	5.025	229,351,192
Blackrock, Inc. (3)	3.884	177,257,649	—	—	3.884	177,257,649

(1)	Based on the information contained in Banco Bilbao Vizcaya Argentaria, S.A.’s 2010 Annual Report on Corporate Governance at December 31, 2010.

(2)
Based on information provided by Caja de Ahorros y Pensiones de Barcelona, “la Caixa” as at December 31, 2010 for the 2010 Annual Report on Corporate Governance. The 5.025% indirect shareholding in Telefónica is owned by Criteria CaixaCorp, S.A.

(3)	According to notification sent to the Spanish national securities commission, the CNMV, dated February 4, 2010.
d.- Restrictions on voting rights.
According to Article 21 of the Company’s bylaws, no shareholder can exercise votes in respect of more than 10 per cent of the total shares with voting rights outstanding at any time, irrespective of the number of shares they may own This restriction on the maximum number of votes that each shareholder can cast refers solely to shares owned by the shareholder concerned and cast on their own behalf. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 per cent voting ceiling.

The 10 per cent limit described above also applies to the number of votes that can be cast either jointly or separately by two or more legal entity shareholders belonging to the same corporate group and to the number of votes that may be cast altogether by an individual or legal entity shareholder and any entity or entities that they directly or indirectly control and which are also shareholders.
e.- Agreements between shareholders.
In accordance with the provisions of 112, section 2 of the Securities Market Act 24/1988, of July 28, (currently replaced by the section 2 of the article 518 of the revised text of the Spanish Corporation Law approved by Royal Legislative Decree 1/2010, of July 2) on October 22, 2009, the Company notified the Spanish national securities commission, the CNMV, in writing that on September 6, 2009 it had entered into a mutual share exchange agreement between Telefónica and China Unicom (Hong Kong) Limited, whose clauses 8.3 and 9.2 are considered a shareholder agreement as per this article. By virtue of these clauses, Telefónica may not, while the strategic alliance agreement is in force, offer, issue or sell a significant number of its shares or any convertible security or security that confers the right to subscribe or acquire a significant number of shares of Telefónica, S.A. to any of the main competitors of China Unicom (Hong Kong) Limited. In addition, China Unicom (Hong Kong) Limited undertook not to sell, use or transfer, directly or indirectly, for a period of one year its share in Telefónica’s voting share capital (excluding intragroup transfers). This undertaking is without effect, the aforementioned period of one year having expired.
At the same time, both parties also assumed similar obligations with respect to the share capital of China Unicom (Hong Kong) Limited.
The mutual share exchange agreement, which includes the shareholder agreement, was filed with the Madrid Mercantile Registry on November 24, 2009.
f.- Rules governing the appointment and replacement of Directors and the amendment of the Company’s Bylaws.
Appointment, reappointment and ratification.
Telefónica’s By-Laws state that the Board of Directors shall have between five and twenty Directors who are appointed by shareholders at the Shareholders’ Meeting. The Board of Directors may, in accordance with the revised text of the Spanish Corporation Law and the Company Bylaws, provisionally co-opt Directors to fill any vacant seats.
The appointment of Directors to Telefónica is as a general rule submitted for approval to the Shareholders’ Meeting. Only in certain circumstances, when seats fall vacant after the conclusion of the General Meeting is it therefore necessary to co-opt Directors onto the Board in accordance with the revised text of the Spanish Corporation Law. Any such co-opted appointment is then ratified at the next Shareholders’ Meeting.
Also, in all cases, proposals to appoint Directors must follow the procedures set out in the Company’s Board of Directors’ Regulations and be preceded by the appropriate favorable report by the Nominating, Compensation and Corporate Governance Committee and in the case of independent Directors, by the corresponding proposal by the committee.
Therefore, in exercise of the powers delegated to it, the Nominating, Compensation and Corporate Governance Committee must report, based on criteria of objectivity and the best interests of the Company, on proposals to appoint, re-appoint or remove Company Directors, taking into account the skills, knowledge and experience required of candidates to fill the vacancies.

As a result, in accordance with its Regulations, the Board of Directors, exercising the rights to co-opt and propose appointments to the Shareholders’ Meeting, shall ensure that external or non-executive Directors are in an ample majority over the executive Directors. Similarly, it shall ensure that independent Directors make up at least one third of the total Board members.
In all circumstances, where a Director is proposed to the Shareholders’ Meeting for reappointment or ratification, the report of the Nominating, Compensation and Corporate Governance Committee, or in the case of independent Directors the proposal of this committee, shall include an assessment of the Director’s past work and diligence in the discharge of their duties during their period in office.
Also, both the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, in fulfilling their respective duties, that all those proposed for appointment as Directors should be persons of acknowledged solvency, competence and experience who are willing to devote the time and effort necessary to the discharge of their functions, with particular attention paid to the selection of independent Directors.
Directors are appointed for a period of five years, renewable for one or more subsequent five-year periods.
As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Nominating, Compensation and Corporate Governance Committee, and in the case of independent Directors by the corresponding proposal by the Committee.
Termination of appointment or removal
Directors’ appointments shall end at the expirations of the period for which they were appointed or when shareholders at the General Shareholders’ Meeting so decide in exercise of their powers under the law.
Also, in accordance with Article 12 of the Board Regulations, Directors must submit their resignation to the Board of Directors and formalize their resignation in the following circumstances:
a)	If they leave the executive post by virtue of which they sat on the Board or when the reasons for which they were appointed cease to apply.
b)	If their circumstances become incompatible with their continued service on the Board or prohibit them from serving on the Board for one of the reasons specified under Spanish law.
c)	If they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for failure to fulfill any of their duties as Director.
d)	If their continued presence on the Board could affect the credibility or reputation of the Company in the markets or otherwise threaten the Company’s interests.
The Board of Directors shall not propose the termination of the appointment of any independent Director before the expirations of their statutory term, except in the event of just cause, recognized by the Board on the basis of a prior report submitted by the Nominating, Compensation and Corporate Governance Committee. Just cause shall be specifically understood to include cases where the Director has failed to fulfill their duties as Board member.
The Board may also propose the termination of the appointment of independent Directors in the case of Takeover Bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.

Amendments to the Company Bylaws.
The procedure for amending the Bylaws is governed by Article 285 of the revised text of the Spanish Corporation Law and requires any change to be approved by shareholders at the Shareholders’ Meeting with the majorities stated in Articles 194 and 201 of the same law. Article 14 of Telefónica’s Bylaws upholds this principle.
g.- Powers of Directors and, specifically, powers to issue or buy back shares.
Powers of Directors.
The Chairman of the Company, as Executive Chairman, is delegated all powers by the Board of Directors except where such delegation is prohibited by Law, by the Company Bylaws or by the Regulations of the Board of Directors, whose Article 5.4 establishes the powers reserved to the Board of Directors. Specifically, the Board of Directors reserves the powers, inter alia, to: (i) approve the general policies and strategies of the Company; (ii) evaluate the performance of the Board of Directors, its Committees and the Chairman; (iii) appoint Senior Executives, as well as the remuneration of Directors and Senior Executives; and (iv) decide strategic investments.
Meanwhile, the Chief Operating Officer has been delegated all the Board’s powers to conduct the business and act as the senior executive for all areas of the Company’s business, except where such delegation is prohibited by law, by the Company Bylaws, or by the Regulations of the Board of Directors.
In addition, the other Executive Directors are delegated the usual powers of representation and administration appropriate to the nature and needs of their roles.
Powers to issue shares.
At the Ordinary Shareholders’ Meeting of Telefónica on June 21, 2006, the Board of Directors was authorized under Article 297.1.b) of the revised text of the Spanish Corporation Law (previously Article 153.1.b) of the defunct Spanish Corporation Law), to increase the Company’s capital by up to 2,460 million euros, equivalent to half the Company’s subscribed and paid share capital at that date, one or several times within a maximum of five years of that date. The Board of Directors has not exercised these delegated powers to date.
Also, at the General Shareholders’ Meeting of June 2, 2010, the Board of Directors was authorized to issue bonds exchangeable for or convertible into shares in the Company, this power being exercisable one or several times within a maximum of five years of that date. The Board of Directors has not exercised this power to date.
Powers to buy back shares.
At the General Shareholders’ Meeting of Telefónica of June 2, 2010, the Board of Directors was authorized buy back its own shares either directly or via companies belonging to the Group. This authorization was granted for 5 years from that date and includes the specific limitation that at no point may the nominal value of treasury shares acquired, added to those already held by Telefónica and those held by any of the subsidiaries that it controls, exceed the maximum legal percentage at any time (currently 10% of Telefónica’s share capital).
h.- Significant agreements outstanding that would come into force, be amended or expire in the event of a change of control following a Takeover Bid.
The Company has no significant agreements outstanding that would come into force, be amended or expire in the event of a change of control following a Takeover Bid.

i.- Agreements between the Company and its Directors, managers or employees that provide for compensation in the event of resignation or unfair dismissal or if the employment relationship should be terminated because of a Takeover Bid.
In general, the contracts of Executive Directors and some members of the Company’s executives team include a clause giving them the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company and/or due to objective reasons such as a change of control in the Company. However, if the employment relationship is terminated for a breach attributable to the executive Director or executive, he/she will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the Executive Director or Executive, according to their contract, does not meet these general criteria, but rather are based on other circumstances of a personal or professional nature or on the time when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of a maximum of three times salary plus another year based on length of service at the Company. The annual salary on which the indemnity is based is the Director’s last fixed salary and the arithmetical mean of the sum of the last two variable payments received by contract.
Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labor legislation. This notwithstanding, contracts of some Company employees, depending on their level and seniority, as well as their personal, professional circumstances and when they signed their contracts, establish by contract, in some cases, their right to receive compensation in the same circumstances as in the preceding paragraph, generally consisting of a year and a half of salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two annual variable payments received by contract.
********

Audit Report
TELEFÓNICA, S.A. AND SUBSIDIARIES
Consolidated Financial Statements and
Consolidated Management Report
for the year ended
December 31, 2010

Translation of a report and consolidated financial statements originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails (See Note 25)
AUDIT REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
To the Shareholders of
Telefónica, S.A.
We have audited the consolidated financial statements of Telefónica, S.A. (the Parent Company) and its subsidiaries (the Group), which comprise the consolidated statement of financial position at December 31, 2010, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated statement of cash flows, and the notes thereto for the year then ended. As indicated in Note 2 to the accompanying consolidated financial statements, the Parent Company’s Directors are responsible for the preparation of the Group’s consolidated financial statements in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group. Our responsibility is to express an opinion on the aforementioned consolidated financial statements taken as a whole, based upon work performed in accordance with the regulatory audit standards in Spain, which require the examination, through the performance of selective tests, of the evidence supporting the consolidated financial statements and the evaluation of whether their presentation, the accounting principles and criteria applied and the estimates made are in agreement with the applicable regulatory framework for financial information.
In our opinion, the accompanying 2010 consolidated financial statements give a true and fair view, in all material respects, of the consolidated equity and consolidated financial position of Telefónica, S.A. and subsidiaries at December 31, 2010, and the consolidated results of operations and consolidated cash flows for the year then ended, in conformity with International Financial Reporting Standards, as adopted by the European Union, and other applicable provisions in the regulatory framework for financial information.
The accompanying 2010 consolidated management report contains such explanations as the Directors of Telefónica, S.A. consider appropriate concerning the situation of the Group, the evolution of its business and other matters; however, it is not an integral part of the consolidated financial statements. We have checked that the accounting information included in the aforementioned consolidated management report agrees with the 2010 consolidated financial statements. Our work as auditors is limited to verifying the consolidated management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the accounting records of Telefónica, S.A. and its subsidiaries.

ERNST & YOUNG, S.L.
/s/ José Luis Perelli Alonso
José Luis Perelli Alonso

April 14, 2011
Domicilio Social: Pl. Pablo Ruiz Picasso, 1. 28020 Madrid
Inscrita en el Registro Mercantil de Madrid al
Tomo 12749, Libro 0, Folio 215, Sección 8a,
Hoja M-23123, Inscripción 116. C.I.F. B-78970506

TELEFÓNICA, S.A. AND SUBSIDIARIES
COMPOSING THE TELEFÓNICA GROUP
CONSOLIDATED FINANCIAL STATEMENTS (CONSOLIDATED
ANNUAL ACCOUNTS) AND CONSOLIDATED MANAGEMENT
REPORT FOR THE YEAR ENDED DECEMBER 31, 2010

TELEFÓNICA GROUP
CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT DECEMBER 31
(MILLIONS OF EUROS)

ASSETS	NOTE	2010	2009

A) NON-CURRENT ASSETS		108,721	84,311

Intangible assets	(Note 6)	25,026	15,846
Goodwill	(Note 7)	29,582	19,566
Property, plant and equipment	(Note 8)	35,797	31,999
Investment properties		5	5
Investments in associates	(Note 9)	5,212	4,936
Non-current financial assets	(Note 13)	7,406	5,988
Deferred tax assets	(Note 17)	5,693	5,971

B) CURRENT ASSETS		21,054	23,830

Inventories		1,028	934
Trade and other receivables	(Note 11)	12,426	10,622
Current financial assets	(Note 13)	1,574	1,906
Tax receivables	(Note 17)	1,331	1,246
Cash and cash equivalents	(Note 13)	4,220	9,113
Non-current assets held for sale		475	9

TOTAL ASSETS (A + B)		129,775	108,141

EQUITY AND LIABILITIES	NOTE	2010	2009

A) EQUITY		31,684	24,274

Equity attributable to equity holders of the parent		24,452	21,734
Non-controlling interests	(Note 12)	7,232	2,540

B) NON-CURRENT LIABILITIES		64,599	56,931

Non-current interest-bearing debt	(Note 13)	51,356	47,607
Non-current trade and other payables	(Note 14)	2,304	1,249
Deferred tax liabilities	(Note 17)	6,074	3,082
Non-current provisions	(Note 15)	4,865	4,993

C) CURRENT LIABILITIES		33,492	26,936

Current interest-bearing debt	(Note 13)	9,744	9,184
Current trade and other payables	(Note 14)	19,251	14,023
Current tax payables	(Note 17)	2,822	2,766
Provisions	(Note 15)	1,675	963

TOTAL EQUITY AND LIABILITIES (A+B+C)		129,775	108,141

The accompanying Notes 1 to 25 and Appendices I to VI are an integral part of these consolidated statements of financial position.

TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31
(MILLIONS OF EUROS)

INCOME STATEMENT	NOTE	2010	2009	2008

Revenue from operations	(Note 19)	60,737	56,731	57,946
Other income	(Note 19)	5,869	1,645	1,865
Supplies		(17,606)	(16,717)	(17,818)
Personnel expenses		(8,409)	(6,775)	(6,762)
Other expenses	(Note 19)	(14,814)	(12,281)	(12,312)

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)		25,777	22,603	22,919

Depreciation and amortization	(Note 19)	(9,303)	(8,956)	(9,046)

OPERATING INCOME		16,474	13,647	13,873

Share of profit (loss) of associates	(Note 9)	76	47	(161)

Finance income		792	814	827
Exchange gains		3,508	3,085	6,189
Finance costs		(3,329)	(3,581)	(3,648)
Exchange losses		(3,620)	(3,625)	(6,165)

Net financial expense	(Note 16)	(2,649)	(3,307)	(2,797)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		13,901	10,387	10,915

Corporate income tax	(Note 17)	(3,829)	(2,450)	(3,089)

PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS		10,072	7,937	7,826

Profit after tax from discontinued operations	(Note 18)	—	—	—

PROFIT FOR THE YEAR		10,072	7,937	7,826

Non-controlling interests	(Note 12)	95	(161)	(234)

PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		10,167	7,776	7,592

Basic and diluted earnings per share from continuing operations attributable to equity holders of the parent (euros)	(Note 19)	2.25	1.71	1.63

Basic and diluted earnings per share attributable to equity holders of the parent (euros)	(Note 19)	2.25	1.71	1.63

The accompanying Notes 1 to 25 and Appendices I to VI are an integral part of these consolidated income statements

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Year ended December 31
(MILLIONS OF EUROS)	2010	2009	2008

Profit for the year	10,072	7,937	7,826

Other comprehensive income

(Losses) gains on measurement of available-for-sale investments	(61)	638	(1,167)
Reclassification of losses (gains) included in the income statement	202	(4)	(142)
Income tax impact	(57)	(105)	281

	84	529	(1,028)

(Losses) gains on hedges	(291)	(794)	1,302
Reclassification of losses (gains) included in the income statement	73	(77)	50
Income tax impact	62	262	(402)

	(156)	(609)	950

Translation differences	820	1,982	(4,051)

Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans (Note 15)	(94)	(189)	(182)
Income tax impact	35	53	55

	(59)	(136)	(127)

Share of (loss) income recognized directly in equity of associates	(84)	233	(59)
Income tax impact	23	2	(13)

	(61)	235	(72)

Total other comprehensive income	628	2,001	(4,328)

Total comprehensive income recognized in the year	10,700	9,938	3,498

Attributable to:
Equity holders of the parent	10,409	9,418	3,612
Non-controlling interests	291	520	(114)

	10,700	9,938	3,498

The accompanying Notes 1 to 25 and Appendices I to VI are an integral part of these consolidated statements of comprehensive income

	Attributable to equity holders of the parent
							Available-for-					Non-
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	Share	Share	Legal	Revaluation		Retained	sale		Equity of	Translation		controlling
(MILLIONS OF EUROS)	capital	premium	reserve	reserve	Treasury shares	earnings	investments	Hedges	associates	differences	Total	interests	Total equity
Financial position at December 31, 2009	4,564	460	984	157	(527)	16,685	(39)	804	19	(1,373)	21,734	2,540	24,274

Profit for the year	—		—	—	—	10,167	—	—	—	—	10,167	(95)	10,072
Other comprehensive income (loss)	—	—	—	—	—	(55)	84	(156)	(61)	430	242	386	628

Total comprehensive income	—	—	—	—	—	10,112	84	(156)	(61)	430	10,409	291	10,700
Dividends paid (Note 12)	—	—	—	—	—	(5,872)		—	—	—	(5,872)	(440)	(6,312)
Net movement in treasury shares	—	—	—	—	(849)	—	—	—	—	—	(849)	—	(849)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	—	—	—	—	—	—	—	—	—	—	—	4,307	4,307
Other movements	—	—	—	(16)	—	(954)	—	—	—	—	(970)	534	(436)

Financial position at December 31, 2010	4,564	460	984	141	(1,376)	19,971	45	648	(42)	(943)	24,452	7,232	31,684

Financial position at December 31, 2008	4,705	460	984	172	(2,179)	16,069	(566)	1,413	(216)	(3,611)	17,231	2,331	19,562

Profit for the year	—	—	—	—	—	7,776	—	—	—	—	7,776	161	7,937
Other comprehensive income (loss)	—	—	—	—	—	(136)	527	(609)	235	1,625	1,642	359	2,001

Total comprehensive income						7,640	527	(609)	235	1,625	9,418	520	9,938
Dividends paid (Note 12)	—	—	—	—	—	(4,557)	—	—	—	—	(4,557)	(295)	(4,852)
Hyperinflation restatement to 01/01/09 (Note 2)										613	613	—	613
Net movement in treasury shares	—	—	—	—	(656)	—	—	—	—	—	(656)	—	(656)
Acquisitions and disposals of non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(122)	(122)
Capital reduction (Note 12)	(141)	—	—	—	2,308	(2,167)	—	—	—	—	—	—	—
Other movements	—	—	—	(15)	—	(300)	—	—	—	—	(315)	106	(209)

Financial position at December 31, 2009	4,564	460	984	157	(527)	16,685	(39)	804	19	(1,373)	21,734	2,540	24,274

Financial position at December 31, 2007	4,773	522	984	180	(232)	13,025	457	463	(144)	97	20,125	2,730	22,855

Profit for the year	—	—	—	—	—	7,592	—	—	—	—	7,592	234	7,826
Other comprehensive income (loss)	—	—	—	—	—	(127)	(1,023)	950	(72)	(3,708)	(3,980)	(348)	(4,328)

Total comprehensive income						7,465	(1,023)	950	(72)	(3,708)	3,612	(114)	3,498
Dividends paid (Note 12)	—	—	—	—	—	(4,165)	—	—	—	—	(4,165)	(333)	(4,498)
Net movement in treasury shares	—	1,074	—	—	(3,151)	(232)	—	—	—	—	(2,309)	—	(2,309)
Acquisitions and disposals of non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(42)	(42)
Capital reduction (Note 12)	(68)	(1,136)	—	—	1,204	—	—	—	—	—	—	—	—
Other movements	—	—	—	(8)	—	(24)	—	—	—	—	(32)	90	58

Financial position at December 31, 2008	4,705	460	984	172	(2,179)	16,069	(566)	1,413	(216)	(3,611)	17,231	2,331	19,562

The accompanying Notes 1 to 25 and Appendices I to VI are an integral part of these consolidated statements of changes in equity.

TELEFÓNICA GROUP
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31
(MILLIONS OF EUROS)

	NOTE	2010	2009	2008
Cash flows from operating activities

Cash received from customers		72,867	67,358	69,060
Cash paid to suppliers and employees		(51,561)	(46,198)	(48,500)
Dividends received		136	100	113
Net interest and other financial expenses paid		(2,154)	(2,170)	(2,894)
Taxes paid		(2,616)	(2,942)	(1,413)

Net cash from operating activities	(Note 23)	16,672	16,148	16,366

Cash flows from investing activities

Proceeds on disposals of property, plant and equipment and intangible assets		315	242	276
Payments on investments in property, plant and equipment and intangible assets		(8,944)	(7,593)	(7,889)
Proceeds on disposals of companies, net of cash and cash equivalents disposed		552	34	686
Payments on investments in companies, net of cash and cash equivalents acquired		(5,744)	(48)	(2,178)

Proceeds on financial investments not included under cash equivalents		173	6	31

Payments made on financial investments not included under cash equivalents		(1,599)	(1,411)	(114)

Interest (paid) received on cash surpluses not included under cash equivalents		(621)	(548)	76

Government grants received		7	18	11

Net cash used in investing activities	(Note 23)	(15,861)	(9,300)	(9,101)

Cash flows from financing activities

Dividends paid	(Note 12)	(6,249)	(4,838)	(4,440)
Transactions with equity holders		(883)	(947)	(2,241)
Proceeds on issue of debentures and bonds	(Note 13)	6,131	8,617	1,317
Proceeds on loans, borrowings and promissory notes		9,189	2,330	3,693
Cancellation of debentures and bonds	(Note 13)	(5,482)	(1,949)	(1,167)
Repayments of loans, borrowings and promissory notes		(7,954)	(5,494)	(4,927)

Net cash flow used in financing activities	(Note 23)	(5,248)	(2,281)	(7,765)

Effect of foreign exchange rate changes on collections and payments		(463)	269	(302)

Effect of changes in consolidation methods and other non-monetary effects		7	—	14

Net increase (decrease) in cash and cash equivalents during the period		(4,893)	4,836	(788)

CASH AND CASH EQUIVALENTS AT JANUARY 1		9,113	4,277	5,065

CASH AND CASH EQUIVALENTS AT DECEMBER 31	(Note 13)	4,220	9,113	4,277

RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION

BALANCE AT JANUARY 1		9,113	4,277	5,065

Cash on hand and at banks		3,830	3,236	2,820

Other cash equivalents		5,283	1,041	2,245

BALANCE AT DECEMBER 31	(Note 13)	4,220	9,113	4,277

Cash on hand and at banks		3,226	3,830	3,236

Other cash equivalents		994	5,283	1,041

The accompanying Notes 1 to 25 and Appendices I to VI are an integral part of these consolidated statements of cash flow

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING THE
TELEFÓNICA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONSOLIDATED
ANNUAL ACCOUNTS) FOR THE YEAR ENDED DECEMBER 31, 2010
(1)	BACKGROUND AND GENERAL INFORMATION
Telefónica Group organizational structure
Telefónica, S.A. and its subsidiaries and investees make up an integrated group of companies (the “Telefónica Group” or “the Group”) operating mainly in the telecommunications, media and contact center industries.
The parent company of this Group is Telefónica, S.A. (also “Telefónica” or “the Company”), a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).
Appendix V lists the subsidiaries, associates and investees in which the Telefónica Group has direct or indirect holdings, their corporate purpose, country, functional currency, share capital, the Telefónica Group’s effective shareholding and their method of consolidation.
Corporate structure of the Group
Telefónica’s basic corporate purpose, pursuant to Article 4 of its Bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.
The Telefónica Group follows a regional, integrated management model through three business areas defined by the geographical markets in which it operates, and with an integrated view of the wireline and wireless businesses:
•	Telefónica Spain

•	Telefónica Latin America

•	Telefónica Europe
The business activities carried out by most of the Telefónica Group companies are regulated by broad ranging legislation, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.
In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.
A more detailed segmentation of the activities carried out by the Group is provided in Note 4.

(2)	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS
The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and of each of the companies comprising the Telefónica Group, whose individuals financial statements were prepared in accordance with the generally accepted accounting principles prevailing in the various countries in which they are located, and for purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) adopted by the European Union, which for the purposes of the Telefónica Group are not different from those issued by the International Accounting Standards Board (IASB), to give a true and fair view of the consolidated equity and financial position at December 31, 2010, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended. The figures in these consolidated financial statements are expressed in millions of euros, unless otherwise indicated, and therefore may be rounded. The euro is the Group’s reporting currency.
The accompanying consolidated financial statements for the year ended December 31, 2010 were prepared by the Company’s Board of Directors at its meeting on February 23, 2011 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.
Note 3 contains a description of the most significant accounting policies used to prepare these consolidated financial statements.
For comparative purposes, the accompanying financial statements for 2010 include the consolidated statement of financial position at December 31, 2009 and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the years ended December 31, 2009 and, on a voluntary basis, 2008.
Comparative information and main changes in the consolidation scope
The main changes in the consolidation scope affecting comparability of the consolidated information for 2010 and 2009 (see Appendix I for a more detailed explanation of the changes in consolidation scope in both years and the main transactions in 2008) are as follows:
2010
a)	Acquisition of 50% of Brasilcel, N.V.

On July 28, 2010, Telefónica and Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) signed an agreement for the acquisition by Telefónica, S.A. of 50% of the share capital of Brasilcel, N.V. (“Brasilcel”) owned by Portugal Telecom. Brasilcel owned, approximately, 60% of Vivo Participaçoes, S.A. This transaction was completed on September 27, 2010, terminating the joint venture agreements entered into by Telefónica and Portugal Telecom in 2002 (Note 21b).

Vivo Participaçoes, S.A. has been changed from the proportionate to full consolidation method within the scope of consolidation as of the transaction completion date.

Additionally, in accordance with IFRS 3 (see Note 3.c), the Group remeasured the previously held 50% investment in Brasilcel, generating a capital gain of 3,797 million euros, recognized under “Other income” in the accompanying consolidated income statement (Note 19).

The main impacts of this transaction are explained in Note 5.

b)	Acquisition of HanseNet Telekommunikation GmbH

On December 3, 2009, Telefónica’s subsidiary in Germany, Telefónica Deutschland GmbH (“Telefónica Deutschland”), signed an agreement to acquire all of the shares of German company HanseNet Telekommunikation GmbH (“HanseNet”). The transaction was completed on February 16, 2010, the date on which the Telefónica Group completed the acquisition of 100% of the shares of HanseNet. The amount initially paid out was approximately 913 million euros, which included 638 million euros of refinanced debt, and an acquisition cost in the amount of 275 million euros, which was ultimately reduced by 40 million euros upon completion of the transaction (Note 5).

The company has been included in the Telefónica Group’s consolidation scope under the full consolidation method.

c)	Reduction of stake in Portugal Telecom

In June 2010, the Telefónica Group reduced its ownership interest in Portugal Telecom by 7.98%, resulting in cash inflow of 631 million euros from the sale of the ownership interests. In addition, Telefónica entered into three equity swap contracts on the share trading price of Portugal Telecom shares with a number of financial institutions, subject to net settlement, which grant Telefónica the economic returns. The investment is no longer reflected in the scope of consolidation through the equity method of accounting (Note 9).

d)	Acquisition of DTS Distribuidora de Televisión Digital, S.A.

On December 28, 2010, the Telefónica Group completed the acquisition of a 22% stake in DTS Distribuidora de Televisión Digital, S.A., the provider of the pay-TV services offered by the PRISA Group. The acquisition cost amounted to 488 million euros, of which 228 million euros were used to repay the outstanding balance on the subordinated loan between Telefónica de Contenidos, S.A.U. and Sogecable, S.A. This company has been included within the scope of consolidation through the equity method of accounting (Note 9).

e)	Devaluation of the Venezuelan bolivar

Regarding the devaluation of the Venezuelan bolivar on January 8, 2010, the two main factors to consider with respect to the Telefónica Group’s 2010 financial statements are:
•
The decrease in the Telefónica Group’s net assets in Venezuela as a result of the new exchange rate, with a balancing entry in translation differences under equity of the Group, which generated an effect of approximately 1,810 million euros at the date of devaluation.

•	The translation of results and cash flows from Venezuela at the new devalued closing exchange rate.
2009
a)	Classification of Venezuela as a hyperinflationary economy

Throughout 2009 and in the early part of 2010, a number of factors arose in the Venezuelan economy that led the Telefónica Group to reconsider the treatment it follows with respect to the translation of the financial statements of investees, as well as the recovery of its financial investments in that country. These factors include the level of inflation reached in 2009 and the cumulative inflation rate over the last three years, the restrictions to the official foreign exchange market and, finally, the devaluation of the bolivar on January 8, 2010.

As a result, in accordance with IFRS, Venezuela was considered a hyperinflationary economy in 2009. The main implications of this were as follows:
•
Adjustment of the historical cost of non-monetary assets and liabilities and the various items of equity of these companies from their date of acquisition or inclusion in the consolidated statement of financial position to the end of the year for the changes in purchasing power of the currency caused by inflation.

The cumulative impact of the accounting restatement to adjust for the effects of hyperinflation for years prior to 2009 is shown in translation differences at the beginning of the 2009 financial year.

•	Adjustment of the income statement to reflect the financial loss caused by the impact of inflation in the year on net monetary assets (loss of purchasing power).

•
The various components in the income statement and statement of cash flows have been adjusted for the inflation index since their generation, with a balancing entry in financial results and offsetting reconciling item in the statement of cash flows, respectively.

•	All components of the financial statements of the Venezuelan companies have been translated at the closing exchange rate.
The main effects on the Telefónica Group’s consolidated financial statements for 2009 derived from the above are as follows:

Millions of euros
Revenue	267
OIBDA	64
Net loss	(548)

Translation differences	1,224
Impact on equity	676

b)	Tax amortization of goodwill

In December 2007, the European Commission opened an investigation involving the Kingdom of Spain with respect to the potential consideration as state aid of the tax deduction for the tax basis amortization of the goodwill generated on certain foreign investments under the provisions of article 12.5 of the revised Spanish corporate income tax law (“TRLIS”). This investigation led to widespread uncertainties regarding the scope of the European Commission’s decision on the future for, among others, the Telefónica Group.

In this regard, the Company deemed it necessary to recognize a liability as the deduction was applied in the consolidated financial statements until the investigation was concluded.

In December 2009, the text of the European Commission’s decision regarding the investigation was released, which deemed the deduction as state aid. Investments made prior to December 21, 2007 (as is the case for the Telefónica Group’s investments in O2 Group companies, the operators acquired from BellSouth, Colombia Telecomunicaciones, S.A., ESP and Telefónica O2 Czech Republic, a.s.) were not affected by this decision. As a result of this decision, and considering the corporate structure of these investments, the consolidated income statement of the Telefónica Group for the year ended December 31, 2009 reflects a lower income tax expense due to the reversal of this liability in an amount of 591 million euros.

c)	Share exchange between Telefónica and China Unicom Limited, and signing of strategic alliance agreement

On September 6, 2009, Telefónica and the Chinese telecommunications company, China Unicom (Hong Kong) Limited (“China Unicom”) entered into a wide strategic alliance which includes, among others, the areas of: the joint procurement of infrastructure and client equipment; common development of mobile service platforms; joint provision of services to multinational customers; roaming; research and development; co-operation and sharing of best practices and technical, operational and management know-how; joint development of strategic initiatives in the area of the network evolution and joint participation in international alliances; and exchange of senior management.

In addition, on the same date, Telefónica and China Unicom executed a mutual share exchange agreement, which was implemented on October 21, 2009 through the subscription by Telefónica, through its wholly owned subsidiary Telefónica Internacional, S.A.U., of 693,912,264 newly issued shares of China Unicom, satisfied by a contribution in kind to China Unicom of 40,730,735 shares of Telefónica, S.A. (see Note 12).

Following the completion of the transaction, the Telefónica Group increased its share of China Unicom’s voting share capital from 5.38% to 8.06% and obtained the right to appoint a member to its board of directors, while China Unicom became owner of approximately 0.87% of Telefónica’s voting share capital at that date. Subsequently, after the capital reduction carried out by China Unicom, the Telefónica Group reached a shareholding equivalent to 8.37% of the company’s voting share capital.

The investment in China Unicom was included in the consolidation scope through the equity method of accounting.

On January 23, 2011, Telefónica and China Unicom broadened their Strategic Alliance Agreement (see Note 24 Events after the reporting period).
Key performance indicators
The Group uses a series of indicators in its decision-making which it considers provide a better indication of its performance. These indicators, different from accounting measures, are as follows:
Operating income before depreciation and amortization (OIBDA)
Operating income before depreciation and amortization (OIBDA) is calculated by excluding depreciation and amortization from operating income to eliminate the impact of investments in fixed assets that cannot be directly controlled by management in the short term. OIBDA is considered to be more important for investors as it provides a gauge of segment operating performance and profitability using the same measures utilized by management. This metric also allows for comparisons with other companies in the telecommunications sector without consideration of their asset structure.
OIBDA is used to track the performance of the business and to establish operating and strategic targets. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as an alternative to operating income as a measurement of our operating results or as an alternative to cash flows from operating activities as a measurement of our liquidity.

The following table presents the reconciliation of OIBDA to operating income for the Telefónica Group for the years ended December 31, 2010, 2009 and 2008:

Millions of euros	2010	2009	2008
OIBDA	25,777	22,603	22,919

Depreciation and amortization	(9,303)	(8,956)	(9,046)

OPERATING INCOME	16,474	13,647	13,873

The following table presents the reconciliation of OIBDA to operating income for each business segment for the years ended December 31, 2010, 2009 and 2008:

2010
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
OIBDA	8,520	13,782	4,014	(539)	25,777

Depreciation and amortization	(2,009)	(4,061)	(3,091)	(142)	(9,303)

OPERATING INCOME	6,511	9,721	923	(681)	16,474

2009
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
OIBDA	9,757	9,143	3,910	(207)	22,603

Depreciation and amortization	(2,140)	(3,793)	(2,895)	(128)	(8,956)

OPERATING INCOME	7,617	5,350	1,015	(335)	13,647

2008
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
OIBDA	10,285	8,445	4,180	9	22,919

Depreciation and amortization	(2,239)	(3,645)	(3,035)	(127)	(9,046)

OPERATING INCOME	8,046	4,800	1,145	(118)	13,873

Debt indicators
The following table presents the reconciliation between the Telefónica Group’s gross financial debt, net financial debt and net debt at December 31, 2010, 2009 and 2008:

Millions of euros	31/12/2010	31/12/2009	31/12/2008
Gross financial debt	61,100	56,791	53,188
Other non-current payables (e.g. bills payable)	1,718	515	477
Other current payables (deferred payment for the acquisition of Brasilcel, N.V.)	1,977	—	—
Cash and cash equivalents	(4,220)	(9,113)	(4,277)
Non-current financial investments	(3,408)	(2,736)	(4,439)
Current financial investments	(1,574)	(1,906)	(2,216)

Net financial debt	55,593	43,551	42,733
Commitments related to financial guarantees	—	71	365
Net commitments related to workforce reduction	1,710	2,261	2,687

Net debt	57,303	45,883	45,785

The Company calculates financial debt from gross consolidated financial debt by including other payables (e.g. bills payable), the deferred payment for the acquisition of 50% of Brasilcel for 1,977 million euros, and the unpaid portion of equity investments, in an amount of 1,718 million euros, and subtracting 4,220 million euros of cash and cash equivalents and 4,982 million euros of temporary financial investments and certain investments in financial assets with a maturity of beyond one year from the relevant consolidated statement of financial position under “Non-current financial assets.” After adjustment for these items, net financial debt rose to 55,593 million euros, an increase of 27.7% from 2009 (43,551 million euros).
(3)	ACCOUNTING POLICIES
The principal accounting policies used in preparing the accompanying consolidated financial statements are as follows:
a)	Translation methodology

The financial statements of the Group’s foreign subsidiaries were translated to euros at the year-end exchange rates, except for:
1.	Capital and reserves, which were translated at historical exchange rates.

2.	Income statements, which were translated at the average exchange rates for the year.

3.	Statements of cash flow, which were translated at the average exchange rate for the year.
Goodwill and statement of financial position items remeasured to fair value when a stake is acquired in a foreign operation are recognized as assets and liabilities of the company acquired and therefore translated at the closing exchange rate.
The exchange rate differences arising from the application of this method are included in “Translation differences” under “Equity attributable to equity holders of the parent” in the accompanying consolidated statements of financial position, net of the portion of said differences attributable to non-controlling interests, which is shown under “Non-controlling interests.” When the Company loses control of a foreign subsidiary, either through total or partial sale or dilution of its interest, the entire cumulative translation difference since January 1, 2008 (the IFRS transition date) applicable to such operation is recognized in income together with any gain or loss from the loss of control. Transactions in the stock of subsidiaries that do not result in loss of control are recognized within equity, with a reallocation of the related cumulative translation difference. All other transactions resulting in the total or partial sale of the Company’s interest in an entity not controlled by the Company will result in a proportionate recognition of the related cumulative translation difference in income.
The financial statements of Group companies whose functional currency is the currency of a hyperinflationary economy are adjusted for inflation in accordance with the procedure described in the following paragraph prior to their translation to euros. Once restated, all the items of the financial statements are converted to euros using the closing exchange rate. Amounts shown for prior years for comparative purposes are not modified.

To determine the existence of hyperinflation, the Group assesses the qualitative characteristics of the economic environment of the country, such as the trends in inflation rates over the previous three years. The financial statements of companies whose functional currency is the currency of a hyperinflationary economy are adjusted to reflect the changes in purchasing power of the local currency, such that all items in the statement of financial position not expressed in current terms (non-monetary items) are restated by applying a general price index at the financial statement closing date, and all income and expense, profit and loss are restated monthly by applying appropriate adjustment factors. The difference between initial and adjusted amounts is taken to profit or loss.
In that regard, as indicated in Note 2, Venezuela has been classified as a hyperinflationary economy in 2010 and 2009. The inflation rates used to prepare the restated financial information are those published by the Central Bank of Venezuela. On an annual basis, these rates are 27.18% and 25.06% for 2010 and 2009, respectively.
b)	Foreign currency transactions
Monetary transactions denominated in foreign currencies are translated to euros at the exchange rates prevailing on the transaction date, and are adjusted at year end to the exchange rates then prevailing.
All realized and unrealized exchange gains or losses are taken to the income statement for the year, with the exception of gains or losses arising from specific-purpose financing of investments in foreign investees designated as hedges of foreign currency risk to which these investments are exposed (see Note 3 i), and exchange gains or losses on intra-group loans considered part of the net investment in a foreign operation, which are included under “Other comprehensive income.”
c)	Goodwill
•
For acquisitions occurring after January 1, 2010, the effective date of Revised IFRS 3, Business combinations, goodwill represents the excess of acquisition cost over the fair values of identifiable assets acquired and liabilities assumed at the acquisition date. Cost of acquisition is the sum of the fair value of consideration delivered and the value attributed to existing non-controlling interests. For each business combination, the company determines the value of non-controlling interests at either their fair value or their proportional part of the net identifiable assets acquired. After initial measurement, goodwill is carried at cost, less any accumulated impairment losses. Whenever an equity interest is held in the acquiree prior to the business combination (business combinations achieved in stages), the carrying value of such previously held equity interest is remeasured at its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss.

•
For acquisitions after January 1, 2004, the IFRS transition date, and prior to January 1, 2010, the effective date of Revised IFRS 3, Business combinations, goodwill represents the excess of the acquisition cost over the acquirer’s interest, at the acquisition date, in the fair values of identifiable assets, liabilities and contingent liabilities acquired from a subsidiary or joint venture. After initial measurement, goodwill is carried at cost, less any accumulated impairment losses.

•
In the transition to IFRS, Telefónica availed itself of the exemption allowing it not to restate business combinations taking place before January 1, 2004. As a result, the accompanying consolidated statements of financial position include goodwill net of amortization deducted until December 31, 2003, arising before the IFRS transition date, from the positive consolidation difference between the amounts paid to acquire shares of consolidated subsidiaries, and their carrying amounts plus increases in the fair value of assets and liabilities recognized in equity.

In all cases, goodwill is recognized as an asset denominated in the currency of the company acquired.
Goodwill is tested for impairment annually or more frequently if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable.
The potential impairment loss is determined by assessing the recoverable amount of the cash generating unit (or group of cash-generating units) to which the goodwill relates when originated. If this recoverable amount is less than the carrying amount, an irreversible impairment loss is recognized in income (see Note 3 f).
d)	Intangible assets

Intangible assets are stated at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.

The useful lives of intangible assets are assessed individually to be either finite or indefinite. Intangible assets with finite lives are amortized systematically over the useful economic life and assessed for impairment whenever events or changes indicate that their carrying amount may not be recoverable. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, or more frequently in the event of indications that their carrying amount may not be recoverable (see Note 3 f).

Management reassesses the indefinite useful life classification of these assets on an annual basis.

Amortization methods and schedules are revised annually at year end and, where appropriate, adjusted prospectively.

Research and development costs

Research costs are expensed as incurred. Costs incurred in developing new products to be marketed or used for the Group’s own network, and whose future economic viability is reasonably certain, are capitalized and amortized on a straight-line basis over the period during which the related project is expected to generate economic benefits, starting upon its completion.

Recoverability is considered to be reasonably assured when the Group can demonstrate the technical feasibility of completing the intangible asset, whether it will be available for use or sale, its intention to complete and its ability to use or sell the asset and how the asset will generate future economic benefits.

As long as intangible assets developed internally are not in use, the associated capitalized development costs are tested for impairment annually or more frequently if there are indications that the carrying amount may not be fully recoverable. Costs incurred in connection with projects that are not economically viable are charged to the consolidated income statement for the year in which this circumstance becomes known.

Service concession arrangements and licenses

These arrangements relate to the acquisition cost of the licenses granted to the Telefónica Group by various public authorities to provide telecommunications services and to the value assigned to licenses held by certain companies at the time they were included in the Telefónica Group.

These concessions are amortized on a straight-line basis over the duration of related licenses from the moment commercial exploitation commences.

Customer base

This primarily represents the allocation of acquisition costs attributable to customers acquired in business combinations, as well as the acquisition value of this type of assets in a third-party acquisition entailing consideration. Amortization is on a straight-line basis over the estimated period of the customer relationship.

Software

Software is stated at cost and amortized on a straight-line basis over its useful life, generally estimated to be between three and five years.

e)	Property, plant and equipment

Property, plant and equipment is stated at cost less any accumulated depreciation and any accumulated impairment in value. Land is not depreciated.

Cost includes external and internal costs comprising warehouse materials used, direct labor used in installation work and the allocable portion of the indirect costs required for the related investment. The latter two items are recorded as revenues under “Other income — Own work capitalized.” Cost includes, where appropriate, the initial estimate of decommissioning, retirement and site reconditioning costs when the Group is under obligation to incur such costs due to the use of the asset.

Interest and other financial expenses incurred and directly attributable to the acquisition or construction of qualifying assets are capitalized. Qualifying assets at the Telefónica Group are those assets that require a period of at least 18 months to bring the assets to their intended use or sale.

The costs of expansion, modernization or improvement leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of assets are capitalized when recognition requirements are met.

Upkeep and maintenance expenses are expensed as incurred.

The Telefónica Group assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its recoverable amount, whenever there are indications that the assets’ carrying amount exceeds the higher of its fair value less costs to sell or its value in use. The impairment provision is not maintained if the factors giving rise to the impairment disappear (see Note 3 f).

The Group’s subsidiaries depreciate their property, plant and equipment, net of their residual values, once they are in full working condition using the straight-line method based on the assets’ estimated useful lives, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

Years of
estimated
useful life
Buildings	25 – 40
Plant and machinery	10 – 15
Telephone installations, networks and subscriber equipment	5 – 20
Furniture, tools and other items	2 – 10
Assets’ estimated residual values and methods and depreciation periods are reviewed, and adjusted if appropriate, prospectively at each financial year end.

f)	Impairment of non-current assets

Non-current assets, including property, plant and equipment, goodwill and intangible assets are evaluated at each reporting date for indications of impairment losses. Wherever such indications exist, or in the case of assets which are subject to an annual impairment test, recoverable amount is estimated. An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered to be impaired. In this case, the carrying amount is written down to recoverable amount and the resulting loss is taken to the income statement. Future depreciation or amortization charges are adjusted for the asset’s new carrying amount over its remaining useful life. Each asset is assessed individually for impairment, unless the asset does not generate cash inflows that are largely independent of those from other assets (or cash generating units).

The Group bases the calculation of impairment on the business plans of the various cash generating units to which the assets are allocated. These business plans generally cover a period of three to five years. For periods subsequent to the term of the strategic plan, an expected constant or decreasing growth rate is applied to the projections based on these plans. The growth rates used in 2010 and 2009 are as follows:

Rates	2010	2009
Businesses in Spain	0.91%-1.10%	0.88%-0.94%
Businesses in Latin America	1.66%-2.56%	1.21%-3.25%
Businesses in Europe	1.28%-1.46%	1.00%-2.00%

The main variables used by management to determine recoverable amounts are ARPU (average revenues per user), customer acquisition and retention costs, share of net adds in accesses, market shares, investments in non-current assets, growth rates and discount rates.

Discount rates are adjusted for country and specific business risks. The following ranges of rates were used in 2010 and 2009:

Rates	2010	2009
Businesses in Spain	7.8%-8.6%	6.8%-7.3%
Businesses in Latin America	7.2%-17.3%	8.6%-19.4%
Businesses in Europe	6.3%-10.9%	6.3%-8.5%

When there are new events or changes in circumstances that indicate that a previously recognized impairment loss no longer exists or has been decreased, a new estimate of the asset’s recoverable amount is made. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited to the net carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss and the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount. Impairment losses relating to goodwill cannot be reversed in future periods.

g)	Lease payments

The determination of whether an arrangement is, or contains a lease is based on the substance of the agreement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset and the agreement conveys a right to the Telefónica Group to the use of the asset.

Leases where the lessor does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased item to the Group. These are classified at the inception of the lease, in accordance with its nature and the associated liability, at the lower of the present value of the minimum lease payments or the fair value of the leased property. Lease payments are apportioned between the finance costs and reduction of the principal of lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance costs are reflected in the income statement over the lease term.

h)	Investments in associates

The Telefónica Group’s investments in companies over which it exercises significant influence but does not control or jointly control with third parties are accounted for using the equity method. The Group evaluates whether it exercises significant influence not only on the basis of its percentage ownership but also on the existence of qualitative factors such representation on the board of directors of the investee, its participation in decision-making processes, interchange of managerial personnel and access to technical information. The carrying amount of investments in associates includes related goodwill and the consolidated income statement reflects the share of profit or loss from operations of the associate. If the associate recognizes any gains or losses directly in equity, the Group also recognizes the corresponding portion of these gains or losses directly in its own equity.

The Group assesses the existence of indicators of impairment of the investment in each associate at each reporting date in order to recognize any required valuation adjustments. To do so, the recoverable value of the investment as a whole is determined as described in Note 3f.

i)	Financial assets and liabilities

Financial investments

All normal purchases and sales of financial assets are recognized in the statement of financial position on the trade date, i.e. the date that the Company commits to purchase or sell the asset. The Telefónica Group classifies its financial instruments into four categories for initial recognition purposes: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. When appropriate, the Company re-evaluates the designation at each financial year end.

Financial assets held for trading, i.e., investments made with the aim of realizing short-term returns as a result of price changes, are included in the category financial assets at fair value through profit or loss and presented as current assets. Derivatives are classified as held for trading unless they are designated as effective hedging instruments. The Group also classifies certain financial instruments under this category when doing so eliminates or mitigates measurement or recognition inconsistencies that could arise from the application of other criteria for measuring assets and liabilities or for recognizing gains and losses on different bases. Also in this category are financial assets for which an investment and disposal strategy has been designed based on their fair value. Financial instruments included in this category are recorded at fair value and are remeasured at subsequent reporting dates at fair value, with any realized or unrealized gains or losses recognized in the income statement.

Financial assets with fixed maturities that the Group has the positive intention and ability — legal and financial — to hold until maturity are classified as held-to-maturity and presented as “Current assets” or “Non-current assets,” depending on the time left until settlement. Financial assets falling into this category are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the investments are settlement or impaired, as well as through the amortization process.
Financial assets which the Group intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest-rate movements are classified as available-for-sale. These investments are recorded under “Non-current assets,” unless it is probable and feasible that they will be sold within 12 months. Financial assets in this category are measured at fair value. Gains or losses arising from changes in fair value are recognized in equity at each financial year end until the investment is derecognized or determined to be impaired, at which time the cumulative gain or loss previously reported in equity is recognized in profit or loss. Dividends from available-for-sale investments are recognized in the income statement when the Group has the right to receive the dividend. Fair value is determined in accordance with the following criteria:
1.	Listed securities on active markets:

Fair value is considered to be quoted market prices or other valuation references available at the closing date.

2.	Unlisted securities:

Fair value is determined using valuation techniques such as discounted cash flow analysis, option valuation models, or by reference to arm’s length market transactions. When fair value cannot be reliably determined, these investments are carried at cost.

Loans and receivables include financial assets with fixed or determinable payments that are not quoted in an active market and do not fall into any of the previous categories. These assets are carried at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Trade receivables are recognized at the original invoice amount. A valuation adjustment is recorded when there is objective evidence of customer collection risk. The amount of the valuation adjustment is calculated as the difference between the carrying amount of the doubtful trade receivables and their recoverable amount. As a general rule, current trade receivables are not discounted.
The Group assesses at each reporting date whether a financial asset is impaired. If there is objective evidence that an impairment loss on a financial asset carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.
For equity instruments included in available-for-sale financial assets, the Company assesses individually for each security whether there is any objective evidence that an asset is impaired as a result of one or more events indicating that the carrying amount of the security will not be recovered. If there is objective evidence that an available-for-sale financial instrument is impaired, the cumulative loss recognized in equity, measured as the difference between the acquisition cost (net of any principal payments and amortization made) and the fair value at that date, less any impairment loss on that investment previously recognized in the income statement.

Financial assets are only fully or partially derecognized when:
1.	The rights to receive cash flows from the asset have expired.

2.	An obligation to pay the cash flows received from the asset to a third party has been assumed.

3.	The rights to receive cash flows from the asset have been transferred to a third party and all the risks and rewards of the asset have been substantially transferred.
Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and at banks, demand deposits and other highly liquid investments with an original maturity of three months or less. These items are stated at historical cost, which does not differ significantly from realizable value.
For the purpose of the consolidated statement of cash flows, cash and cash equivalents are shown net of any outstanding bank overdrafts.
Preferred stock
Preferred shares are classified as a liability or equity instrument depending on the issuance terms. A preferred share issue is considered equity only when the issuer is not obliged to give cash or another financial instrument in the form of either principle repayment or dividend payment, whereas it is recorded as a financial liability on the statement of financial position whenever the Telefónica Group does not have the right to avoid cash payments.
Issues and interest-bearing debt
These debts are recognized initially at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest rate method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the income statement over the life of the debt. Interest-bearing debt is considered non-current when its maturity is over 12 months or the Telefónica Group has full discretion to defer settlement for at least another 12 months from the reporting date.
Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled or expires. Where an existing financial liability is replaced by another from the same lender under substantially different terms, such an exchange is treated as a derecognition of the original liability and the recognition of a new liability, and the difference between the respective carrying amounts is recognized in the income statement.
Derivative financial instruments and hedge accounting
Derivative financial instruments are initially recognized at fair value, normally equivalent to cost. Their carrying amounts are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. They are classified as current or non-current depending on whether they fall due within less than or after one year, respectively. Derivatives that meet all the criteria for consideration as long-term hedging instruments are recorded as non-current assets or liabilities, depending on their positive or negative values.
The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether the derivative in question meets all the criteria for hedge accounting and, if appropriate, on the nature of the hedge.

The Group designates certain derivatives as:
1.	Fair value hedges, when hedging the exposure to changes in the fair value of a recognized asset or liability; or

2.	Cash flow hedges, when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction; or

3.	Hedges of a net investment in a foreign operation.
A hedge of the foreign currency risk in a firm commitment is accounted for as either a fair value or a cash flow hedge.
Changes in fair value of derivatives that qualify as fair value hedges are recognized in the income statement, together with changes in the fair value of the hedged asset or liability attributable to the risk being hedged.
Changes in the fair value of derivatives that qualify and have been assigned to hedge cash flows, which are highly effective, are recognized in equity. The portion considered ineffective is taken directly to the income statement. Fair value changes from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial measurement of those assets or liabilities. Otherwise, changes in fair value previously recognized in equity are recognized in the income statement in the period in which the hedged transaction affects profit or loss.
An instrument designed to hedge foreign currency exposure from a net investment in a foreign operation is accounted for in a similar manner to cash flow hedges.
The application of the Company’s corporate risk-management policies could result in financial risk-hedging transactions that make economic sense, yet do not comply with the criteria and effectiveness tests required by accounting policies to be treated as hedges. Alternatively, the Group may opt not to apply hedge accounting criteria in certain instances. In these cases, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement. Transactions used to reduce the exchange rate risk relating to the income contributed by foreign subsidiaries are not treated as hedging transactions.
From inception, the Group formally documents the hedging relationship between the derivative and the hedged item, as well as the associated risk management objectives and strategies. The documentation includes identification of the hedge instrument, the hedged item or transaction and the nature of the risk being hedged. In addition, it states how it will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Hedge effectiveness is assessed, prospectively and retrospectively, both at the inception of the hedge relationship and on a systematic basis throughout the life of the hedge.
Hedge accounting is discontinued whenever the hedging instrument expires or is sold, terminated or settled, the hedge no longer meets the criteria for hedge accounting or the Company revokes the designation. In these instances, gains or losses accumulated in equity are not taken to the income statement until the forecast transaction or commitment affects profit or loss. However, if the hedged transaction is no longer expected to occur, the cumulative gains or losses recognized directly in equity are taken immediately to the income statement.
The fair value of the derivative portfolio includes estimates based on calculations using observable market data, as well as specific pricing and risk-management tools commonly used by financial entities.

j)	Inventories

Materials stored for use in investment projects and inventories for consumption and replacement are valued at the lower of weighted average cost and net realizable value.

When the cash flows associated with the purchase of inventory are effectively hedged, the corresponding gains and losses accumulated in equity become part of the cost of the inventories acquired.

Obsolete, defective or slow-moving inventories have been written down to estimated net realizable value. The recoverable amount of inventory is calculated based on inventory age and turnover.

k)	Treasury share instruments

Treasury shares are stated at cost and deducted from equity. Any gain or loss obtained on the purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

Call options on treasury shares to be settled through physical delivery of a fixed number of _____shares at a fixed price are considered treasury share instruments. They are valued at the amount of premium paid and are presented as a reduction of equity. If the call options are exercised upon maturity, the amount previously recognized is reclassified as treasury shares together with the price paid. If the options are not exercised upon maturity, the amount is recognized directly in equity.

l)	Provisions

Pensions and other employee obligations

Provisions required to cover the accrued liability for defined-benefit pension plans are determined using “the projected unit credit” actuarial valuation method. The calculation is based on demographic and financial assumptions for each country considering the macroeconomic environment. The discount rates are determined based on market yield curves. Plan assets are measured at fair value. Actuarial gains and losses on post-employment defined-benefit plans are recognized immediately in equity.

For defined-contribution pension plans, the obligations are limited to the payment of the contributions, which are taken to the income statement as accrued.

Provisions for post-employment benefits (e.g. early retirement or other) are calculated individually based on the terms agreed with the employees. In some cases, these may require actuarial valuations based on both demographic and financial assumptions.

Other provisions

Provisions are recognized when the Group has a present obligation (legal or constructive), as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted, and the corresponding increase in the provision due to the passage of time is recognized as a finance cost.

m)	Share-based payments

The Group has compensation systems linked to the market value of its shares, providing employees share options. Compensation plans are cash-settled in certain cases, while equity-settled in others.

For cash-settled share-based transactions, the total cost of the rights granted is recognized as an expense in the income statement over the vesting period with recognition of a corresponding liability (“Performance period”). The total cost of the options is measured initially at fair value at the grant date using statistical techniques, taking into account the terms and conditions established in each share option plan. At each subsequent reporting date, the Group reviews its estimate of fair value and the number of options it expects to be settled, remeasuring the liability, with any changes in fair value recognized in the income statement.

For equity-settled share option plans, fair value at the grant date is measured by applying statistical techniques or using benchmark securities. The cost is recognized, together with a corresponding increase in equity, over the vesting period. At each subsequent reporting date, the Company reviews its estimate of the number of options it expects to vest, with a corresponding adjustment to equity.

n)	Corporate income tax

This heading in the accompanying consolidated income statement includes all the expenses and credits arising from the corporate income tax levied on the Spanish Group companies and similar taxes applicable to the Group’s foreign operations.

The income tax expense of each year includes both current and deferred taxes, where applicable.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred taxes are calculated based on a statement of financial position analysis of the temporary differences generated as a result of the difference between the tax bases of assets and liabilities and their respective carrying amounts.

The main temporary differences arise due to discrepancies between the tax bases and carrying amounts of plant, property and equipment, intangible assets, and non-deductible provisions, as well as differences in the fair value and tax bases of net assets acquired from a subsidiary, associate or joint venture.

Furthermore, deferred taxes arise from unused tax credits and tax loss carryforwards.

The Group determines deferred tax assets and liabilities by applying the tax rates that will be effective when the corresponding asset is received or the liability is settled, based on tax rates and tax laws that are enacted (or substantively enacted) at the reporting date.

Deferred income tax assets and liabilities are not discounted to present value and are classified as non-current, irrespective of the date of their reversal.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax liabilities on investments in subsidiaries, branches, associates and joint ventures are not recognized if the parent company is in a position to control the timing of the reversal and if the reversal is unlikely to take place in the foreseeable future.

Deferred income tax relating to items directly recognized in equity is recognized in equity. Deferred tax assets and liabilities arising from the initial recognition of the purchase price allocation of business combinations impact the amount of goodwill. However, subsequent changes in tax assets acquired in a business combination are recognized as an adjustment to profit or loss.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

o)	Revenue and expenses

Revenue and expenses are recognized on the income statement based on an accruals basis; i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.

The Telefónica Group principally obtains revenues from providing the following telecommunications services: traffic, connection fees, regular (normally monthly) network usage fees, interconnection, network and equipment leasing, handset sales and other services such as pay-TV and value-added services (e.g. text or data messaging) and maintenance. Products and services may be sold separately or in promotional packages (bundled).

Revenues from calls carried on Telefónica’s networks (traffic) entail an initial call establishment fee plus a variable call rate, based on call length, distance and type of service. Both wireline and wireless traffic is recognized as revenue as service is provided. For prepaid calls, the amount of unused traffic generates a deferred revenue recognized in “Trade and other payables” on the statement of financial position. Prepaid cards generally expire within 12 months and any deferred revenue from prepaid traffic is taken directly to the income statement when the card expires as the Group has no obligation to provide service after this date.

Revenue from traffic sales and services at a fixed rate over a specified period of time (flat rate) are recognized on a straight-line basis over the period of time covered by the rate paid by the customer.

Connection fees arising when customers connect to the Group’s network are deferred and taken to the income statement throughout the average estimated customer relationship period, which varies by type of service. All related costs, except those related to network enlargement expenses, administrative expenses and overhead, are recognized in the income statement as incurred.

Installment fees are taken to the income statement on a straight-line basis over the related period. Equipment leases and other services are taken to profit or loss as they are consumed.

Interconnection fees from wireline-wireless and wireless-wireline calls and other customer services are recognized in the period in which the calls are made.

Revenues from handset and equipment sales are recognized once the sale is considered complete, i.e., generally when delivered to the end customer.

In the wireless telephony business there are loyalty campaigns whereby customers obtain points for the telephone traffic they generate. The amount assigned to points awarded is recognized as deferred income until the points are exchanged and recognized as sales or services according to the product or service chosen by the customer. This exchange can be for discounts on the purchase of handsets, traffic or other types of services depending on the number of points earned and the type of contract involved. The accompanying consolidated statements of financial position include the related deferred revenue, based on an estimate of the value of the points accumulated at year end, under “Trade and other payables.”

Bundle packages, which include different elements, are sold in the wireline, wireless and internet businesses. They are assessed to determine whether it is necessary to separate the separately identifiable elements and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values (i.e. the fair value of each element relative to the total fair value of the package).

As connection or initial activation fees, or upfront non-refundable fees, cannot be separately identifiable as elements in these types of packages, any revenues received from customer for these items are allocated to the remaining elements. However, amounts contingent upon delivery of undelivered elements are not allocated to delivered elements.

All expenses related to mixed promotional packages are taken to the income statement as incurred.

p)	Use of estimates, assumptions and judgments

The key assumptions concerning the future and other relevant sources of uncertainty in estimates at the reporting date that could have a significant impact on the consolidated financial statements within the next financial year are discussed below.

A significant change in the facts and circumstances on which these estimates and related judgments are based could have a material impact on the Group’s results and financial position.

Property, plant and equipment, intangible assets and goodwill

The accounting treatment of investments in property, plant and equipment and intangible assets entails the use of estimates to determine the useful life for depreciation and amortization purposes and to assess fair value at their acquisition dates for assets acquired in business combinations.

Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological advances are difficult to predict.

When an item of property, plant and equipment or an intangible asset is considered to be impaired, the impairment loss is recognized in the income statement for the period. The decision to recognize an impairment loss involves estimates of the timing and amount of the impairment, as well as analysis of the reasons for the potential loss. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes are taken into account.

The Telefónica Group evaluates its cash-generating units’ performance regularly to identify potential goodwill impairments. Determining the recoverable amount of the cash-generating units to which goodwill is allocated also entails the use of assumptions and estimates and requires a significant element of judgment.

Deferred income taxes

The Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these taxes depends ultimately on the Group’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The recognition of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule.

Actual Group company income tax receipts and payments could differ from the estimates made by the Group as a result of changes in tax legislation or unforeseen transactions that could affect tax balances.

Provisions

Provisions are recognized when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from inter alia regulations, contracts, normal practices or public commitments that lead third parties to reasonably expect that the Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources required to settle the obligation, bearing in mind all available information at the statement of financial position date, including the opinions of independent experts such as legal counsel or consultants.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of the estimates.

Revenue recognition

Connection fees

Connection fees, generated when customers connect to the Group’s network, are deferred and recognized as revenue over the average estimated customer relationship period.

The estimate of the average estimated customer relationship period is based on the recent history of customer churn. Potential changes in estimates could lead to changes in both the amount and timing of the future recognition of revenues.

Bundled offers

Bundled offers that combine different elements are assessed to determine whether it is necessary to separate the different identifiable components and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values.

Determining fair values for each identified element requires estimates that are complex due to the nature of the business.

A change in estimates of fair values could affect the apportionment of revenue among the elements and, as a result, the date of recognition of revenues.

q)	Consolidation methods

The consolidation methods applied are as follows:
•	Full consolidation method for companies over which the Company controls either by exercising effective control or by virtue of agreements with the other shareholders.

•
Proportionate consolidation method for companies which are jointly controlled with third parties (joint ventures). Similar items are grouped together such that the corresponding proportion of these companies’ overall assets, liabilities, expenses and revenues and cash flows are integrated on a line by line basis into the consolidated financial statements.

•	Equity method for companies in which there is significant influence, but not control or joint control with third parties.

In certain circumstances, some of the Group’s investees may require a qualified majority to adopt certain resolutions. This, together with other factors, is taken into account when selecting the consolidation method.

All material accounts and transactions between the consolidated companies were eliminated on consolidation. The returns generated on transactions involving capitalizable goods or services by subsidiaries with other Telefónica Group companies were eliminated on consolidation.

The financial statements of the consolidated companies have the same financial year end as the parent company’s individual financial statements and are prepared using the same accounting policies. In the case of Group companies whose accounting and valuation methods differed from those of the Telefónica Group, adjustments were made on consolidation in order to present the consolidated financial statements on a uniform basis.

The consolidated income statement and consolidated statement of cash flows include the revenues and expenses and cash flows of companies that are no longer in the Group up to the date on which the related holding was sold or the company was liquidated, and those of the new companies included in the Group from the date on which the holding was acquired or the company was incorporated through year end.

Revenue and expenses associated with discontinued operations are presented in a separate line on the consolidated income statement. Discontinued operations are those with identifiable operations and cash flows (for both operating and management purposes) and that represent a line of business or geographic unit which has been disposed of or is available for sale.

The share of non-controlling interests in the equity and results of the fully consolidated subsidiaries is presented under “Non-controlling interests” on the consolidated statement of financial position and income statement, respectively.

r)	Acquisitions and disposals of non-controlling interests

Changes in investments in subsidiaries without loss of control:

Prior to January 1, 2010, the effective date of IAS 27 (Amended) Consolidated and separate financial statements, the Telefónica Group treated increases in equity investments of companies already controlled by the Group via purchases of non-controlling interests by recognizing any difference between the acquisition price and the carrying amount of the minority interest’s participation as goodwill. In transactions involving the sale of investments in subsidiaries in which the Group retained control, the Telefónica Group derecognized the carrying amount of the shareholding sold, including any related goodwill. The difference between this amount and the sale price was recognized as a gain or loss in the consolidated income statement.

Effective January 1, 2010, any increase or decrease in the percentage of ownership interests in subsidiaries that does not result in a loss of control is accounted for as a transaction with owners in their capacity as owners, which means that as of the aforementioned date, these transactions do not give rise to goodwill or generate profit or loss; any difference between the carrying amount of the non-controlling interests and the fair value of the consideration received or paid, as applicable, is recognized in equity.

Commitments to acquire non-controlling interests (put options):

Put options granted to non-controlling interests of subsidiaries are measured at the exercise price and classified as a financial liability, with a deduction from non-controlling interests on the consolidated statement of financial position at each reporting date. Prior to January 1, 2010, the effective date of IAS 27 (Amended) Consolidated and separate financial statements, where the exercise price exceeded the balance of non-controlling interests, the difference was recognized as an increase in the goodwill of the subsidiary. At each reporting date, the difference was adjusted based on the exercise price of the options and the carrying amount of non-controlling interests. As of January 1, 2010, the effect of this adjustment is recognized in equity in line with the treatment of transactions with owners described in the previous paragraphs.

s)	New IFRS and interpretations of the IFRS Interpretations Committee (IFRIC)

The accounting policies applied in the preparation of the financial statements for the year ended December 31, 2010 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2009, except for the adoption of new standards, amendments to standards and interpretations published by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee (IFRIC), and adopted by the European Union, effective as of January 1, 2010, noted below:

•	Revised IFRS 3, Business Combinations

The revised version of IFRS 3 introduces significant changes in the accounting for business combinations. The main impacts are as follows:
•
To allow a choice on a transaction-by-transaction basis for the measurement of non-controlling interests either at fair value or at the non-controlling interests’ share of the fair value of the identifiable net assets of the acquiree.

•
To change the recognition and subsequent accounting requirements for contingent consideration. Under the revised standard, contingent consideration is measured at fair value at the acquisition date; subsequent adjustments to the consideration are recognized against goodwill only to the extent that they arise from better information about the fair value at the acquisition date, and they occur within the “measurement period” (a maximum of 12 months from the acquisition date). All subsequent adjustments are recognized in profit or loss.

•
To require that acquisition-related costs be accounted for separately from the business combination, generally leading to those costs being recognized as an expense in profit or loss as incurred, whereas previously they were accounted for as part of the cost of the acquisition.

•
To require that in a business combination achieved in stages, the acquirer remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss.

•
To require that in business combinations in which the acquisition date is prior to January 1, 2010, the acquirer recognizes changes in acquired deferred tax benefits of the acquiree as an adjustment to profit and loss.

Its adoption has affected the accounting for business combination transactions that occurred in the current period (Note 5).
•	Amendment to IAS 27, Consolidated and Separate Financial Statements

IAS 27 (Amended) requires that a change in the ownership interest of a subsidiary without loss of control be accounted for as a transaction with owners in their capacity as owners. Therefore, such transactions will no longer give rise to goodwill, nor will they give rise to a gain or loss. Furthermore, the amendment changes the accounting for the loss of control of a subsidiary, meaning that any retained interest in the former subsidiary is remeasured at its fair value at the date control is lost, with any resulting gain or loss recognized in profit or loss.

The changes to IAS 27 (Amended) affect transactions with non-controlling interests and future transactions that result in the loss of control of subsidiaries on or after January 1, 2010.

•	Improvements to IFRS (April 2009)

This text introduces a number of improvements to IFRS in force primarily to eliminate inconsistencies and clarifying the wording of some of these standards. These improvements have not had a significant impact on the financial position or performance of the Telefónica Group.

•	Amendment to IFRS 2, Share-based Payment — Group Cash-settled Share-based Payment Transactions

The standard has been amended to clarify the accounting for group cash-settled share-based payment transactions. The amendment also supersedes IFRIC 8 and IFRIC 11. The adoption of this amendment did not have a significant impact on the financial position or performance of the Group.

•	Amendment of IAS 39, Financial Instruments: Recognition and Measurement — Eligible hedged items

The amendment clarifies two issues relating to hedge accounting: designation of inflation as a hedged risk in a hedging relationship, and designation of call options as hedging instruments to hedge financial or non-financial items. The adoption of this amendment did not have a significant impact on the financial position or performance of the Group.

•	IFRIC 17, Distributions of non-cash assets to owners

This interpretation provides guidance on accounting for dividends in kind, by clarifying when to recognize the dividend payable, the measurement requirements for this kind of dividend and how to account for the differences between the carrying amount of the assets distributed and the carrying amount of the payment obligation that can arise when the dividend in kind is settled. The application of this interpretation has not had a significant impact on the financial position or performance of the Group.

New standards and IFRIC interpretations issued but not in effect as of December 31, 2010
At the date of preparation of the accompanying consolidated financial statements, the following IFRS, amendments and IFRIC interpretations had been published, but their application was not mandatory:

Mandatory application:
annual periods beginning on
Standards and amendments		or after
IFRS 9	Financial Instruments	January 1, 2013
Revised IAS 24	Related Party Disclosures	January 1, 2011
Amendments to IAS 32	Classification of rights issues	February 1, 2010
Improvements to IFRS (May 2010)		January 1, 2011 (*)
Amendments to IFRS 7	Disclosures about transfers of financial assets	July 1, 2011
Amendments to IAS 12	Deferred tax: Recovery of underlying assets	January 1, 2012

(*)
The changes to IFRS 3 (2008) regarding the measurement of non-controlling interests and share-based payments, as well as the changes to IAS 27 (2008) and the amendment to IFRS 3 (2008) regarding contingent consideration arising in business combinations acquired prior to the effective date of the revised standards are effective for annual periods beginning on or after July 1, 2010.

Mandatory application:
annual periods beginning on
Interpretations		or after
IFRIC 19	Extinguishing financial liabilities with equity instruments	July 1, 2010
Amendments to IFRIC 14	Prepayment of minimum funding requirements	January 1, 2011
The Group is currently assessing the impact of the application of these standards, amendments and interpretations.
Based on the analyses made to date, the Group estimates that their adoption will not have a significant impact on the consolidated financial statements in the initial period of application. However, the changes introduced by IFRS 9 will affect financial assets and future transactions with financial assets carried out on or after January 1, 2013.
(4)	SEGMENT INFORMATION
Combining the wireline and wireless telephony services underscores the need to manage the business by region in order to offer customers the best integrated solutions and support wireless-wireline convergence.
To implement this management model, the Group has three large business areas: Telefónica Spain, Telefónica Europe and Telefónica Latin America, with each overseeing the integrated business. This forms the basis of the segment reporting in these consolidated financial statements.
Telefónica Spain oversees the wireline and wireless telephony, broadband, internet, data, broadband TV, value added services operations and their development in Spain.
Telefónica Latin America oversees the same operations in Latin America.
Telefónica Europe oversees the wireline, wireless, broadband, value added services and data operations in the UK, Germany, Ireland, the Czech Republic and the Slovak Republic.
The Telefónica Group is also involved in the media and contact center businesses through investments in Telefónica de Contenidos and Atento, included under “Other and eliminations” together with the consolidation adjustments and the remaining Group companies.
The segment reporting takes into account the impact of the purchase price allocation (PPA) to assets acquired and the liabilities assumed from the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, irrespective of their legal structure.

The Group manages its borrowing activities and tax implications centrally. Therefore, it does not disclose the related assets, liabilities, revenue and expenses breakdown by reportable segments.
In order to present the information by region, revenue and expenses arising from intra-group invoicing for the use of the trademark and management services have been eliminated from the operating results of each Group region, while centrally-managed projects have been incorporated at a regional level. These adjustments have no impact on the Group’s consolidated results.
Inter-segment transactions are carried out at market prices.
Key information for these segments is as follows:

2010
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
Revenue from operations	18,711	26,041	15,255	730	60,737
External sales	18,301	25,828	15,198	1,410	60,737
Inter-segment sales	410	213	57	(680)	—
Other operating income and expenses	(10,191)	(12,259)	(11,241)	(1,269)	(34,960)

OIBDA	8,520	13,782	4,014	(539)	25,777

Depreciation and amortization	(2,009)	(4,061)	(3,091)	(142)	(9,303)

OPERATING INCOME	6,511	9,721	923	(681)	16,474

CAPITAL EXPENDITURE	2,021	5,535	3,072	216	10,844

INVESTMENTS IN ASSOCIATES	1	71	—	5,140	5,212

FIXED ASSETS	14,179	46,045	28,742	1,439	90,405

TOTAL ALLOCATED ASSETS	23,291	65,731	35,164	5,589	129,775

TOTAL ALLOCATED LIABILITIES	11,021	29,375	9,855	47,840	98,091

2009
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
Revenue from operations	19,703	22,983	13,533	512	56,731
External sales	19,354	22,786	13,468	1,123	56,731
Inter-segment sales	349	197	65	(611)	—
Other operating income and expenses	(9,946)	(13,840)	(9,623)	(719)	(34,128)

OIBDA	9,757	9,143	3,910	(207)	22,603

Depreciation and amortization	(2,140)	(3,793)	(2,895)	(128)	(8,956)

OPERATING INCOME	7,617	5,350	1,015	(335)	13,647

CAPITAL EXPENDITURE	1,863	3,450	1,728	216	7,257

INVESTMENTS IN ASSOCIATES	3	152	—	4,781	4,936

FIXED ASSETS	14,082	25,016	26,962	1,351	67,411

TOTAL ALLOCATED ASSETS	26,156	42,377	32,097	7,511	108,141

TOTAL ALLOCATED LIABILITIES	13,363	22,862	6,435	41,207	83,867

2008
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
Revenue from operations	20,838	22,174	14,309	625	57,946
External sales	20,518	21,974	14,253	1,201	57,946
Inter-segment sales	320	200	56	(576)	—
Other operating income and expenses	(10,553)	(13,729)	(10,129)	(616)	(35,027)

OIBDA	10,285	8,445	4,180	9	22,919

Depreciation and amortization	(2,239)	(3,645)	(3,035)	(127)	(9,046)

OPERATING INCOME	8,046	4,800	1,145	(118)	13,873

CAPITAL EXPENDITURE	2,208	4,035	2,072	86	8,401

INVESTMENTS IN ASSOCIATES	99	107	—	2,571	2,777

FIXED ASSETS	14,372	21,959	27,265	1,193	64,789

TOTAL ALLOCATED ASSETS	32,273	37,942	32,726	(3,045)	99,896

TOTAL ALLOCATED LIABILITIES	20,754	21,998	6,420	31,162	80,334

The composition of segment revenue from operations, detailed by the main countries in which the Group operates, is as follows:

	MILLIONS OF EUROS
	2010				2009				2008
			Other				Other				Other
			and				and				and
Country	Wireline	Wireless	eliminations	Total	Wireline	Wireless	eliminations	Total	Wireline	Wireless	eliminations	Total

Spain	11,397	8,550	(1,236)	18,711	12,167	8,965	(1,429)	19,703	12,581	9,684	(1,427)	20,838

Latin America				26,041				22,983				22,174
Brazil	6,843	4,959	(683)	11,119	5,766	3,036	(426)	8,376	6,085	2,932	(411)	8,606
Argentina	1,187	1,979	(93)	3,073	1,047	1,643	(81)	2,609	1,027	1,585	(85)	2,527
Chile	1,038	1,266	(107)	2,197	893	1,010	(72)	1,831	974	1,051	(89)	1,936
Peru	1,097	1,001	(138)	1,960	1,006	840	(130)	1,716	977	773	(123)	1,627
Columbia	700	872	(43)	1,529	615	685	(31)	1,269	710	815	(35)	1,490
Mexico	N/A	1,832	—	1,832	N/A	1,552	—	1,552	N/A	1,631	—	1,631
Venezuela	N/A	2,318	—	2,318	N/A	3,773	—	3,773	N/A	2,769	—	2,769
Remaining operators and inter-segment eliminations				2,013				1,857				1,588

Europe				15,255				13,533				14,309
UK	134	7,067	—	7,201	70	6,442	—	6,512	33	7,019	—	7,052
Germany	1,412	3,414	—	4,826	558	3,188	—	3,746	496	3,099	—	3,595
Czech Republic	960	1,237	—	2,197	1,015	1,248	(3)	2,260	1,183	1,388	10	2,581
Ireland	4	844	—	848	1	904	—	905	N/A	957	—	957
Remaining operators and inter-segment eliminations				183				110				124

Other and inter-segment eliminations				730				512				625

Total Group				60,737				56,731				57,946

(5)	BUSINESS COMBINATIONS AND ACQUISITIONS OF NON-CONTROLLING INTERESTS
Business combinations
2010
Acquisition of Brasilcel
As described in Note 2, on July 28, 2010, Telefónica and Portugal Telecom signed an agreement for the acquisition by Telefónica of 50% of the capital stock of Brasilcel (company then jointly owned by Telefónica and Portugal Telecom, which owned shares representing, approximately, 60% of the capital stock of Brazilian company Vivo Participações, S.A.). The acquisition price for the aforementioned capital stock of Brasilcelwas 7,500 million euros, of which 4,500 million euros was paid at the closing of the transaction on September 27, 2010, 1,000 million euros on December 30, 2010, and the remaining 2,000 million euros deferred until October 31, 2011 (although Portugal Telecom may request for this last payment to be made on July 29, 2011, in which case the price of the acquisition and the closing payment would be reduced by 25 million euros).

Furthermore, the aforementioned agreement established that Portugal Telecom waived its right to the declared dividend payable by Brasilcel of approximately 49 million euros.
Once the acquisition was consummated on September 27, 2010, in accordance with currently effective IFRS with respect to a business combination achieved in stages (see Note 3.c), the Telefónica Group remeasured the previously held 50% investment in Brasilcel, N.V. The difference between the carrying value of the investment at the date of acquisition and its fair value, equivalent to approximately 80% of the price paid to Portugal Telecom for 50% of Brasilcel, N.V., gave rise to a capital gain of 3,797 million euros. The remeasurement considered, among other factors, that the previously held 50% investment in Brasilcel, N.V., coupled with the additional percentage interest acquired, provides the Telefónica Group sole control of the Vivo Participaçoes group. The aforementioned capital gain is recognized under “Other income” in the accompanying consolidated income statement
On December 21, 2010, the merger between Telefónica and Brasilcel was registered in the Madrid Mercantile Register, with the Company becoming a direct shareholder of the Brazilian consolidated group Vivo, with approximately 60% of its capital stock.
Pursuant to Brazilian legislation, on October 26, 2010, Telefónica announced a tender offer for the acquisition of voting shares of Vivo Participaçoes, S.A. held by non-controlling interests, representing approximately 3.8% of its capital stock, for an amount equivalent to 80% of the price agreed in the Portugal Telecom acquisition previously described and subject to regulatory approval. This offer was approved by the Brazilian market regulator (C.V.M.) on February 11, 2011 (see Note 24).
Similarly, and in accordance with IFRS 3 (2008), the Group opted to record at fair value the non-controlling interests of Vivo Participaçoes, S.A. corresponding to non-voting shares, determining such fair value based on a discounted cash flows valuation determined in accordance with the company’s business plans.
In 2010, Telefónica proceeded to recognize and value the identifiable assets acquired and liabilities assumed at the date of acquisition.
These values were determined using various measurement methods for each type of asset and/or liability based on the best available information. The advice of experts has also been considered in addition to the various other considerations made in determining these fair values.
The methods and assumptions used to measure these fair values are as follows:
Licenses
The fair value of the licenses has been determined through the use of the Multi-period Excess Earnings Method (MEEM), which is based on a discounted cash flows analysis of the estimated future economic benefits attributable to the licenses, net of the elimination of charges related to contributing assets involved in the generation of such cash flows and excluding cash flows attributable to the customer base.
This method assumes that intangible assets rarely generate income on their own. Thus, cash flows attributable to the licenses are those remaining after the return on investment of all of the contributing assets required to generate the projected cash flows.

Customer base
The customer base has been measured using the MEEM, which is based on a discounted cash flow analysis of the estimated future economic benefits attributable to the customer base, net of the elimination of charges involved in its generation. An analysis of the average length of customer relationships, using the retirement rate method, was performed in order to estimate the remaining useful life of the customer base.
The objective of the analysis of useful lives is to estimate a survival curve that predicts future customer churn of our current customer base. The so-called “Iowa curves” were considered to approximate the survival curve of customers.
Trademark
The fair value of the trademark was calculated using the “relief-from-royalty” method. This method establishes that an asset’s value is calculated by capitalizing the royalties saved by holding the intellectual property. In other words the trademark owner generates a gain in holding the intangible asset rather than paying royalties for its use. The royalties saving was calculated by applying a market royalty rate (expressed as a percentage of revenues) to future revenues expected to be generated from the sale of products and services associated with the intangible asset. A market royalty rate is the rate, normally expressed as a percentage of net revenues, that a knowledgeable, interested owner would charge a knowledgeable, interested user for the use of an asset in an arm’s length transaction.
The provisional carrying amounts, fair values, goodwill and purchase consideration cost of the identifiable assets acquired and liabilities assumed in this transaction were the following:

	Brasilcel, N.V.
Millions of euros	Carrying
(provisional data)	amount	Fair value
Intangible assets	3,466	8,401
Goodwill	932	N/A
Property, plant and equipment	2,586	2,586
Other non-current assets	1,921	1,953
Other current assets	3,101	3,101

Financial liabilities	(1,913)	(1,913)
Deferred tax liabilities	(828)	(2,506)
Other liabilities and current liabilities	(3,046)	(3,203)

Value of net assets	6,219	8,419
Purchase consideration cost		18,408

Goodwill (Note 7)	—	9,989

At the date of authorization for issue of these consolidated financial statements, the Group is finalizing the process of purchase price allocation and calculating the complete fair value of the identifiable assets acquired and liabilities assumed in the transaction. The conclusion of this process is pending the completion of the analysis of trends in the Brazilian wireline and wireless markets and its consideration with respect to the operations the Group is defining in these markets, which is expected to be carried out within a maximum of twelve months from the date of acquisition.

The impact of this acquisition on cash and cash equivalents is as follows:

Millions of euros
Cash and cash equivalents of the company acquired	401

Cash paid in the acquisition less declared dividend	5,448

Total net cash outflow	5,047

Of the amount of consideration agreed in the acquisition of Brasilcel (Vivo), 5,500 million euros was paid in 2010, while the remainder will be paid in 2011.
Had the acquisition occurred on January 1, 2010, the Telefónica Group’s revenue from operations and OIBDA would have been approximately 2,400 million and 890 million euros higher, respectively.
Similarly, the contributions of the 50% investment in Brasilcel to revenue from operations and OIBDA since the date of its acquisition to December 31, 2010 were 875 million and 360 million euros, respectively.
Acquisition of HanseNet Telekommunikation GmbH (HanseNet)
On December 3, 2009, Telefónica’s subsidiary in Germany, Telefónica Deutschland GmbH (“Telefónica Deutschland”), signed an agreement to acquire all of the shares of German company HanseNet Telekommunikation GmbH (“HanseNet”). The purchase and sale was subject to compliance with a series of conditions, including approval of the transaction by the pertinent competition authorities, which was obtained on January 29, 2010.
The transaction was completed on February 16, 2010, and having complied with the terms established in the agreement, the Telefónica Group completed the acquisition of 100% of the shares of HanseNet. The initial amount paid was approximately 913 million euros, which included 638 million euros of refinanced debt, leaving an acquisition cost of 275 million euros, which was finally reduced by 40 million euros at completion of the transaction.
Upon the acquisition of this shareholding, the purchase price was allocated to the identifiable assets acquired and the liabilities assumed using generally accepted valuation methods for each type of asset and/or liability, based on the best available information.

The complete carrying amounts, fair values, goodwill and purchase consideration cost of the identifiable assets acquired and the liabilities assumed in this transaction at the date control was obtained are as follows:

	HanseNet
	Carrying
Millions of euros	amount	Fair value
Intangible assets	277	309
Goodwill	461	N/A
Property, plant and equipment	514	531
Other assets	191	235

Financial liabilities	(657)	(665)
Deferred tax liabilities	—	(101)
Other liabilities and current liabilities	(303)	(356)

Value of net assets	483	(47)
Purchase Consideration cost	—	235

Goodwill (Note 7)	—	282

In addition, the impact of this acquisition on cash and cash equivalents was as follows:

Millions of euros
Cash and cash equivalents of the company acquired	28

Cash paid in the acquisition	235

Total net cash outflow	207

The contributions to the Telefónica Group’s revenue from operations and OIBDA from the consolidation of HanseNet in 2010 amounted to 786 million and 77 million euros, respectively.
2009
No significant business combinations were carried out in 2009 that had been completed as of December 31, 2009.
Acquisitions of non-controlling interests
There were no significant acquisitions of non-controlling interests in 2010 and 2009. The detail of transactions carried out in the year is provided in Appendix I.

(6)	INTANGIBLE ASSETS
The composition of and movements in net intangible assets in 2010 and 2009 are as follows:

	Millions of euros
						Translation
						differences
						and		Exclusion
	Balance at				Transfers	hyperinflation	Inclusion of	of	Balance at
	12-31-09	Additions	Amortization	Disposals	and other	adjustments	Companies	companies	12-31-10
Development costs	162	104	(55)	—	(18)	2	11	—	206
Service concession arrangements and licenses	8,842	1,237	(836)	—	61	623	4,639	—	14,566
Software	2,948	945	(1,381)	—	558	134	322	—	3,526
Customer base	2,681	—	(563)	—	(141)	134	1,032	—	3,143
Other intangible assets	1,139	41	(309)	(18)	166	50	1,103	—	2,172
Prepayments on intangible assets	74	1,638	—	—	(324)	5	20	—	1,413

Net intangible assets	15,846	3,965	(3,144)	(18)	302	948	7,127	—	25,026

	Millions of euros
						Translation
						differences
						and		Exclusion
	Balance at				Transfers	hyperinflation	Inclusion of	of	Balance at
	12-31-08	Additions	Amortization	Disposals	and other	adjustments	companies	companies	12-31-09
Development costs	175	84	(81)	(2)	(14)	—	—	—	162
Service concession arrangements and licenses	8,697	10	(786)	—	(8)	929	—	—	8,842
Software	2,394	964	(1,312)	—	772	130	—	—	2,948
Customer base	3,046	—	(512)	—	24	123	—	—	2,681
Other intangible assets	1,229	81	(170)	(1)	(51)	51	—	—	1,139
Prepayments on intangible assets	380	166	—	—	(479)	7	—	—	74

Net intangible assets	15,921	1,305	(2,861)	(3)	244	1,240	—	—	15,846

The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2010 and 2009 are as follows:

	Balance at December 31, 2010
		Accumulated	Impairment	Net intangible
Millions of euros	Gross cost	amortization	losses	assets

Development costs	1,229	(1,023)	—	206
Service concession arrangements and licenses	20,438	(5,872)	—	14,566
Software	13,724	(10,172)	(26)	3,526
Customer base	6,481	(3,338)	—	3,143
Other intangible assets	3,445	(1,269)	(4)	2,172
Prepayments on intangible assets	1,413	—	—	1,413

Net intangible assets	46,730	(21,674)	(30)	25,026

	Balance at December 31, 2009
		Accumulated	Impairment	Net intangible
Millions of euros	Gross cost	amortization	losses	assets

Development costs	1,613	(1,451)	—	162
Service concession arrangements and licenses	14,074	(5,232)	—	8,842
Software	11,175	(8,226)	(1)	2,948
Customer base	5,476	(2,795)	—	2,681
Other intangible assets	2,143	(973)	(31)	1,139
Prepayments on intangible assets	74	—	—	74

Net intangible assets	34,555	(18,677)	(32)	15,846

“Inclusion of companies” primarily consists of the incorporation into the Group of all of the assets of HanseNet, as well as the 50% interest in Vivo Participaçoes, S.A. and the impact of the purchase price allocation process to the assets of Vivo Participaçoes, S.A. (Note 5).
“Additions” of service concession arrangements and licenses in 2010 include the acquisition of the spectrum license in Mexico for 1,237 million euros in 2010, for the 1850-1910/1930-1990 MHz and 1710-1770/2110-2170 MHZ frequencies. Telefónica México acquired eight additional blocks of radioelectric spectrum, equivalent to 140 MHz in the 1900 MHz auction and 60 MHz in the 1700 MHz auction. Payment of these licenses will be made in the next twenty years (Note 14).
Furthermore, in 2010 an advanced payment of 1,379 million euros has been made for the license for spectrum use in Germany, which is recognized as “Additions” of prepayments on intangible assets.
Details of the principal concessions and licenses with which the Group operates are provided in Appendix VI.

“Additions” for 2010 and 2009 also include investments in software.
At December 31, 2010 and 2009, the Company carried intangible assets with indefinite useful lives of 108 and 111 million euros, respectively, related primarily to permanent licenses to operate wireless telecommunications services in Argentina.
Intangible assets are also subject to impairment tests whenever there are indications of a potential loss in value and, in any event, at the end of each year for intangible assets with indefinite useful lives. There was no significant impairment recognized in the consolidated financial statements for 2010 and 2009 as a result of these impairment tests.
“Other intangible assets” includes the amounts allocated to trademarks acquired in business combinations, of 2,339 million euros and 1,477 million euros at December 31, 2010 and 2009 (1,586 million euros and 901 million euros net of the related accumulated amortization).
“Translation differences and hyperinflation adjustments” reflects the impact of exchange rate movements on opening balances, as well as the impact of the monetary adjustments due to hyperinflation in Venezuela. The effect of exchange rates on movements in the year is included in the column corresponding to such movement.
(7)	GOODWILL
The movement in this heading assigned to each Group segment was the following:

Millions of euros
					Translation
					differences
					and
	Balance at				hyperinflation	Balance at
2010	12-31-2009	Acquisitions	Disposals	Transfers	adjustments	12-31-2010
Telefónica Spain	3,238	42	—	—	—	3,280
Telefónica Latin America	6,320	9,201	—	(350)	501	15,672
Telefónica Europe	9,810	397	(37)	—	251	10,421
Other	198	—	—	—	11	209

Total	19,566	9,640	(37)	(350)	763	29,582

Millions of euros
				Translation
				differences and
	Balance at			hyperinflation	Balance at
2009	12-31-2008	Acquisitions	Disposals	adjustments	12-31-2009
Telefónica Spain	3,238	—	—	—	3,238
Telefónica Latin America	5,450	23	(209)	1,056	6,320
Telefónica Europe	9,452	—	—	358	9,810
Other	183	7	—	8	198

Total	18,323	30	(209)	1,422	19,566

Goodwill generated in the acquisition of foreign companies is treated as an asset denominated in the currency of the company acquired, and is therefore subject to exchange rate differences, which are included under “Translation differences.”

The impairment tests carried out did not identify the need to recognize any material write-downs to goodwill at the 2010 and 2009 year ends as the recoverable amount, in all cases based on value in use, was higher than carrying amount.
In addition, sensitivity analyses were performed on changes reasonably expected to occur in the primary valuation variables, and the recoverable amount remained above the net carrying amount.
2010
“Additions” in 2010 include the goodwill of Vivo Participaçoes, S.A. in the amount of 9,989 million euros which, net of the goodwill from the previously held investment, results in an addition to this line item of 9,200 million euros.
Similarly, the acquisitions of HanseNet and Jajah led to increases in goodwill of 282 million and 115 million euros, respectively, while the acquisition of Tuenti Technologies, S.L. led to an addition in goodwill of 42 million euros.
Disposals in 2010 comprise the divestment of Manx.
Fluctuations in exchange rates in the various countries in which the Group operates, combined with the hyperinflationary adjustment in Venezuela has led to an increase in goodwill of 763 million euros.
2009
The primary disposals in 2009 correspond to the measurement of the purchase commitment for non-controlling interests of Colombia Telecomunicaciones, S.A. ESP for 90 million euros (see Note 21) and the impact of the corporate restructuring carried out at the VIVO Group.
In addition, the favorable evolution of exchange rates applied to goodwill led to an increase in this line item of 709 million euros in 2009, and the impact of recognizing Venezuela as a hyperinflationary economy (see Note 2) led to an increase in goodwill of 713 million euros.
(8)	PROPERTY, PLANT AND EQUIPMENT
The composition and movement of the items comprising net “Property, plant and equipment” in 2010 and 2009 were the following:

	Millions of euros
						Translation
						differences
					Transfers	and		Exclusion
	Balance at				and	hyperinflation	Inclusion of	of	Balance at
	12-31-09	Additions	Depreciation	Disposals	other	adjustment	companies	companies	12-31-10
Land and buildings	6,092	61	(538)	(40)	180	332	87	(22)	6,152
Plant and machinery	21,391	1,447	(4,869)	(57)	3,750	1,198	1,390	(44)	24,206
Furniture, tools and other items	1,660	448	(752)	—	339	77	178	(3)	1,947

Total PP&E in service	29,143	1,956	(6,159)	(97)	4,269	1,607	1,655	(69)	32,305

PP&E in progress	2,619	4,781	—	(3)	(4,370)	139	100	(7)	3,259
Advance payments on PP&E	10	3	—	—	(5)	—	—	—	8
Installation materials	227	139	—	(16)	(143)	18	—	—	225

Net PP&E	31,999	6,879	(6,159)	(116)	(249)	1,764	1,755	(76)	35,797

	Millions of euros
						Translation
						differences
					Transfers	and		Exclusion
	Balance at				and	hyperinflation	Inclusion of	of	Balance at
	12-31-08	Additions	Depreciation	Disposals	other	adjustments	companies	companies	12-31-09
Land and buildings	7,031	34	(454)	(19)	(852)	352	—	—	6,092
Plant and machinery	19,250	1,356	(4,980)	(100)	4,607	1,254	4	—	21,391
Furniture, tools and other items	1,546	285	(661)	(6)	362	134	—	—	1,660

Total PP&E in service	27,827	1,675	(6,095)	(125)	4,117	1,740	4	—	29,143

PP&E in progress	2,485	3,973	—	(4)	(3,937)	102	—	—	2,619
Advance payments on PP&E	6	6	—	—	(2)	—	—	—	10
Installation materials	227	298	—	(3)	(297)	2	—	—	227

Net PP&E	30,545	5,952	(6,095)	(132)	(119)	1,844	4	—	31,999

The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2010 and 2009 are as follows:

	Balance at December 31, 2010
		Accumulated	Impairment
	Gross cost	depreciation	losses	Net PP&E
Land and buildings	12,372	(6,216)	(4)	6,152
Plant and machinery	100,496	(76,266)	(24)	24,206
Furniture, tools and other items	7,406	(5,367)	(92)	1,947
Total PP&E in service	120,274	(87,849)	(120)	32,305
PP&E in progress	3,259	—	—	3,259
Advance payments on PP&E	8	—	—	8
Installation materials	256	—	(31)	225

Net PP&E	123,797	(87,849)	(151)	35,797

	Balance at December 31, 2009
		Accumulated	Impairment
	Gross cost	depreciation	losses	Net PP&E
Land and buildings	11,560	(5,456)	(12)	6,092
Plant and machinery	87,017	(65,548)	(78)	21,391
Furniture, tools and other items	6,184	(4,534)	10	1,660
Total PP&E in service	104,761	(75,538)	(80)	29,143
PP&E in progress	2,619	—	—	2,619
Advance payments on PP&E	10	—	—	10
Installation materials	260	—	(33)	227

Net PP&E	107,650	(75,538)	(113)	31,999

“Inclusion of companies” primarily consists of the consolidation of the interest in HanseNet, as well as the additional 50% Vivo Participaçoes, S.A. (see Note 5).
“Additions” for 2010, totaling 6,879 million euros, reflect the Group’s investment efforts made during the year.
“Additions” in Telefónica Spain amount to 1,500 million euros in 2010, compared to 1,276 million euros in 2009. Significant investments in the wireline business include those in broadband, with a localized roll-out of fiber optics, Imagenio and data services for large corporate customers, as well as the maintenance of the traditional business. Investment in the wireless business was primarily focused on the deployment of third generation technologies (3G).
Telefónica Latin America’s investments in 2010 and 2009 amounted to 3,948 million euros and 3,187 million euros, respectively. Investment in 2010 centered on driving wireline technologies, namely the transformation of the wireline business, especially in Telesp, while the wireless business continues to expand coverage and capacity of 3G and GSM networks.
Investment in Telefónica Europe in 2010 and 2009 amounted to 1,254 million euros and 1,356 million euros, respectively. Investments in 2010 have been focused on improving capacity and coverage of the mobile networks in the United Kingdom, including the recent refarming of 900MHz, as well as greater investments in the ADSL business in Germany and the Czech Republic.
“Translation differences and hyperinflaction adjustments” reflects the impact of exchange rate movements on opening balances as well as the impact of the monetary adjustments due to hyperinflation in Venezuela. The effect of exchange rates on movements in the year is included in the column corresponding to such movement.
Telefónica Group companies have purchased insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject, with suitable limits and coverage. In addition, as part of its commercial activities and network roll-out, the Group maintains several property acquisition commitments. The timing of scheduled payments in this regard are disclosed in Note 19.
Property, plant and equipment deriving from finance leases amounted to 787 million euros at December 31, 2010 (691 million euros at December 31, 2009). The most significant finance leases are disclosed in Note 22.
The net amounts of “Property, plant and equipment” temporarily out of service at December 31, 2010 and 2009 were not significant.

(9)	ASSOCIATES AND JOINT VENTURES
Associates
The breakdown of amounts recognized in the consolidated statements of financial position and consolidated income statements related to associates is as follows:

	Millions of euros
Description	12-31-2010	12-31-2009
Investments in associates	5,212	4,936
Long-term loans to associates (Note 13)	604	3
Short-term loans to associates	43	15
Receivables from associates for current operations (Note 11)	84	262
Loans granted by associates (Note 14)	147	174
Payables to associates for current operations (Note 14)	46	113
Revenue from operations with associates	518	583
Work performed by associates and other operating expenses	906	904
Share of profit of associates	76	47
Transactions performed through Brasilcel group companies are shown at 50% until September 27, 2010.
The breakdown of the main associates and key financial highlights for the last 12-month periods available at the time of preparation of these consolidated financial statements are as follows:

	Millions of euros
December 31, 2010%		Total	Total	Operating	Profit for	Carrying	Market
COMPANY	holding	assets	liabilities	income	the year	amount	value
Telco, S.p.A. (Italy) (*)	46.18%	6,554	3,356	—	63	2,055	N/A
DTS Distribuidora de Televisión Digital, S.A. (Spain)	22.00%	1,497	497	1,085	169	488	N/A
China Unicom (Hong Kong) Limited	8.37%	47,494	24,238	18,604	388	2,499	2,112
Hispasat, S.A. (Spain)	13.23%	945	448	179	72	65	N/A
Other						105
TOTAL						5,212

	Millions of euros
December 31, 2009%		Total	Total	Operating	Profit for	Carrying	Market
COMPANY	holding	assets	liabilities	income	the year	amount	value
Telco, S.p.A. (Italy) (*)	46.18%	7,111	3,703	—	(39)	2,026	N/A
Portugal Telecom, S.G.P.S., S.A. (Portugal)	9.86%	14,948	12,965	6,674	516	458	764
China Unicom (Hong Kong) Limited	8.37%	37,397	16,203	21,490	3,687	2,301	1,815
Hispasat, S.A. (Spain)	13.23%	841	383	151	71	56	N/A
Other						95
TOTAL						4,936

(*)
Through this company, Telefónica effectively has an indirect stake in Telecom Italia S.p.A.’s voting shares at December 31, 2010 of approximately 10.47% (10.49% at December 31, 2009), representing 7.20% (7.21% at December 31, 2009) of the dividend rights.

The detail of the movement in investments in associates in 2010 and 2009 was the following:

Investments in associates	Millions of euros
Balance at 12/31/08	2,777

Acquisitions	772
Disposals	(114)
Translation differences	103
Income	47
Dividends	(58)
Transfers and other	1,409

Balance at 12/31/09	4,936

Acquisitions	489
Disposals	(473)
Translation differences	321
Income	76
Dividends	(97)
Transfers and other	(40)

Balance at 12/31/10	5,212

Changes at December 31, 2010 and 2009 reflect the amounts from transactions detailed in the changes to the consolidation scope (see Appendix I and Note 2). The figure for 2010 includes the disposal of 472 million euros due to the de-consolidation of Portugal Telecom, as well as the addition of 488 million euros for the 22% stake in DTS Distribuidora de Televisión Digital, S.A. Translation differences mainly corresponds to the equity investment in China Unicom, which varied by approximately 259 million euros due to exchange-rate fluctuations.
Additions in 2009 reflected the inclusion in the consolidation scope of the equity investment in China Unicom Limited for 2,301 million euros. Of this amount, 1,467 million euros were transferred from “Non-current financial assets — Equity investments” (see Note 13) following the acquisition of an additional 2.68% of this company.
Disposals in 2009 included the sale by Telefónica Móviles España, S.A.U., a wholly owned subsidiary of Telefónica, S.A., of its 32.18% stake in Moroccan operator Medi Telecom, S.A., along with outstanding loans to shareholders, for a total amount of 400 million euros. The net gain from this transaction before tax amounted to 220 million euros (see Note 19).
Joint ventures
On December 27, 2002, Telefónica Móviles, S.A. and PT Movéis Servicios de Telecomunicaçoes, S.G.P.S., S.A. (PT Movéis) set up a 50/50 joint venture, Brasilcel, via the contribution of 100% of the groups’ direct and indirect shares in Brazilian cellular operators. This company was integrated in the consolidated financial statements of the Telefónica Group using proportionate consolidation.
As disclosed in Note 2, on September 27, 2010 these joint venture agreements were terminated, thereby having no impact since such date.
The contributions of Brasilcel to the Telefónica Group’s 2009 and 2008 consolidated statements of financial position and 2010, 2009 and 2008 consolidated income statements are as follows:

	Millions of euros
	2010		2009	2008
Current assets	—		1,170	1,234
Non-current assets	—		5,617	4,616
Current liabilities	—		1,170	1,351
Non-current liabilities	—		1,505	1,212
Operating revenue	2,583	(*)	2,743	2,662
Operating expenses	1,896	(*)	2,046	2,063

(*)	For the period from January 1, 2010 to September 27, 2010

(10)	RELATED PARTIES
Significant shareholders
The main transactions between Telefónica Group companies and significant shareholders of the Company are described below. All of these transactions were carried out at market prices.
Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and subsidiaries comprising the consolidated group:
•	Financing transactions arranged under market conditions, with approximately 682 million euros drawn down at December 31, 2010 (531 million euros at December 31, 2009).
•	Time deposits amounting to 260 million euros at December 31, 2010 (878 million euros at December 31, 2000).
•	Derivative transactions contracted under market conditions, for a total nominal amount of approximately 11,197 million euros at December 31, 2010 (7,824 million euros at December 31, 2009).
•	Guarantees granted by BBVA for approximately 922 million euros at December 31, 2010 (237 million euros at December 31, 2009).
•	Dividends and other benefits paid to BBVA in 2010 for 439 million euros (287 million euros in 2009).
•	Services, mainly telecommunications and telemarketing, rendered by Telefónica Group companies to the BBVA Group, under market conditions.
Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), and subsidiaries comprising the consolidated group:
•	Financing transactions arranged under market conditions, with approximately 305 million euros drawn down at December 31, 2010 (643 million euros at December 31, 2009).
•	Time deposits amounting to 118 million euros at December 31, 2010 (1,293 million euros at December 31, 2009).
•	Derivative transactions arranged under market conditions, for a total nominal amount of approximately 800 million euros in 2010 and 2009.
•	Dividends and other benefits paid to la Caixa in 2010 for 298 million euros (260 million euros in 2009).
•	Guarantees granted for 47 million euros at December 31, 2010 (17 million euros in 2009).
•	Telecommunications services rendered by Telefónica Group companies to la Caixa group companies under market conditions.
Associates and joint ventures
The most significant balances and transactions with associates and joint ventures and their contributions to the consolidated statement of financial position and income statement are detailed in Note 9.

Directors and senior executives
During the financial year to which these accompanying annual consolidated financial statements refer, the directors and senior executives did not perform any transactions with Telefónica or any Telefónica Group company other than those in the Group’s normal trading activity and business.
Compensation and other benefits paid to members of the Board of Directors and senior executives, as well as the detail of the equity interests and positions or duties held by the directors in companies engaging in an activity that is identical, similar or complementary to that of the Company are detailed in Note 21 of these consolidated financial statements.
(11)	TRADE AND OTHER RECEIVABLES
The breakdown of this consolidated statement of financial position heading at December 31, 2010 and 2009 is as follows:

	Balance at	Balance at
Millions of euros	12-31-10	12-31-09
Trade receivables	13,002	10,877
Receivables from associates (Note 9)	84	262
Other receivables	1,182	1,103
Allowance for uncollectibles	(3,098)	(2,589)
Short-term prepayments	1,256	969

Total	12,426	10,622

Public-sector net trade receivables in the countries in which the Group operates at December 31, 2010 and 2009 amounted to 696 million and 666 million euros, respectively.
The breakdown of trade receivables at December 31, 2010 and 2009 is as follows:

Millions of euros	12-31-2010	12-31-2009
Trade receivables billed	9,420	7,544
Trade receivables unbilled	3,582	3,333

Total	13,002	10,877

The movement in impairment losses in 2010 and 2009 is as follows:

Millions of
euros
Impairment losses at December 31, 2008	2,196

Allowances	1,209
Retirements/amount applied	(970)
Translation differences	154

Impairment losses at December 31, 2009	2,589

Allowances	1,123
Retirements/amount applied	(940)
Inclusion of companies	133
Exclusion of companies	(1)
Translation differences	194

Impairment losses at December 31, 2010	3,098

The balance of trade receivables billed net of impairment losses at December 31, 2010 amounted to 6,361 million euros (4,955 million euros at December 31, 2009), of which 3,852 million euros were not yet due (2,981 million euros at December 31, 2009).
Of the amounts due, only net amounts of 260 million euros and 204 million euros are over 360 days at December 31, 2010 and 2009, respectively. They are mainly with the public sector.
(12)	EQUITY
a) Share capital and share premium
At December 31, 2010, Telefónica, S.A.’s share capital amounted to 4,563,996,485 euros and consisted of 4,563,996,485 fully paid ordinary shares of a single series, per value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the Ibex 35 Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the New York, London, Tokyo, Buenos Aires, Sao Paulo and Lima Stock Exchanges.
With respect to authorizations given regarding share capital, on June 21, 2006, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, at one or several times, within a maximum period of five years from that date, under the terms of Article 153.1 b) of the former Spanish Corporation Law (Article 297.1.b) of the current Corporate Enterprises Act)) up to a maximum increase of 2,460 million euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new ordinary shares, be they ordinary or of any other type permitted by the Law, with a fixed or variable premium, with or without pre-emptive subscription rights and, in all cases, in exchange for cash, and expressly considering the possibility that the new shares may not be fully subscribed in accordance with the terms of Article 161.1 of the former Spanish Corporation Law (Article 311.1 of the current Corporate Enterprises Act). The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of Article 159.2 of the former Spanish Corporation Law (article 506 of the current Corporate Enterprises Act) and related provisions.
In addition, at the June 2, 2010 Shareholders’ Meeting, authorization was given for the Board of Directors to issue fixed-income securities and preferred shares at one or several times within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, plain or, in the case of debentures and bonds, convertible into shares of Telefónica, S.A. and/or exchangeable for shares of Telefónica, S.A., of any of the Group companies or of any other company. They may also be preferred shares. The total maximum amount of the securities issued agreed under this authorization is 25,000 million euros or the equivalent in another currency. For promissory notes, the outstanding balance of promissory notes issued under this authorization will be calculated for purposes of the aforementioned limit. As at December 31, 2010, the Board of Directors had exercised these powers, approving a program for the issuance of corporate promissory notes in 2011.
In addition, on June 2, 2010, shareholders voted to authorize the acquisition by the Board of Directors of treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum period of five years from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).

Finally, on December 28, 2009, the deed of capital reduction formalizing the implementation by Telefónica, S.A.’s Board of Directors of the resolution adopted by the Shareholders’ Meeting on June 23, 2009, was executed. Capital was reduced through the cancellation of treasury shares previously acquired by Telefónica, S.A. as authorized by the Shareholders’ Meeting. As a result, 141,000,000 Telefónica, S.A. treasury shares were cancelled and the Company’s share capital was reduced by a nominal amount of 141,000,000 euros. Article 5 of the Corporate Bylaws relating to the amount of share capital was amended accordingly to show 4,563,996,485 euros. At the same time, a reserve was established for cancelled shares as described in the “Other reserves” section of this Note. The cancelled shares were delisted on December 30, 2009.
Proposed distribution of profit attributable to equity holders of the parent
Telefónica generated 4,130 million euros of profit in 2010.
Accordingly, the Company’s Board of Directors will submit the following proposed distribution of 2010 profit for approval at the Shareholders’ Meeting:

Millions of euros
Total distributable profit	4,130
Interim dividend (paid in May 2010)	2,938
Goodwill reserve	2
Voluntary reserves	1,190

Total	4,130

b) Dividends
Dividends paid in 2010
At its meeting of April 28, 2010, the Company’s Board of Directors resolved to pay an interim dividend against 2010 profit of a fixed gross 0.65 euros per outstanding share carrying dividend rights. This dividend was paid in full on May 11, 2010, and the total amount paid was 2,938 million euros.
In addition, approval was given at the General Shareholders’ Meeting on June 2, 2010 to pay a gross 0.65 euros dividend per outstanding share with a charge to unrestricted reserves. This dividend was paid in full on November 8, 2010, and the total amount paid was 2,934 million euros.

In accordance with Article 277 of the Corporate Entreprises Act, the following table presents the mandatory statement of accounts prepared to comfirm the existence of sufficient liquidity to pay the dividend at the date of its approval.

Millions of
Liquidity statement at April 28, 2010	euros
Profit generated from January 1 through March 31, 2010	5,029
Mandatory appropriation to reserves	—
Distributable income	5,029

Proposed interim dividend (maximum amount)	2,967

Cash position at April 28, 2010
Funds available for distribution
Cash and cash equivalents	4,271
Unused credit facilities	5,889
Proposed interim dividend (maximum amount)	(2,967)
Difference	7,193
The Telefónica Group manages its liquidity risks (see Note 16) in order to have cash available for the following year.
Dividends paid in 2009
At its meeting held on June 23, 2009, the Company’s Board of Directors resolved to pay a dividend charged to unrestricted reserves for a fixed gross amount of 0.50 euros per outstanding share carrying dividend rights. This dividend was paid in full on November 11, 2009, and the total amount paid was 2,280 million euros.
In addition, in May 2009 an interim dividend against 2009 profit of a gross 0.50 euros per share was paid, entailing a total payment of 2,277 million euros.
Dividends paid in 2008
At its meeting held on April 22, 2008, the Company’s Board of Directors agreed to pay an additional dividend charged against 2007 profit of a gross 0.40 euros per share. A total of 1,869 million euros was paid in May 2008.
In addition, in November 2008 an interim dividend against 2008 profit of a gross 0.50 euros per share was paid, entailing a total payment of 2,296 million euros.
c) Reserves
Legal reserve
According to the text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2010, the Company had duly set aside this reserve.
Revaluation reserves
The balance of “Revaluation reserves” arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7.

The revaluation reserve may be used, free of tax, to offset any losses incurred in the future and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized.
The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, an amount of 16 million euros in 2010 (15 million euros in 2009 and 8 million euros in 2008) corresponding to revaluation reserves subsequently considered unrestricted has been reclassified to “Retained earnings.”
Retained earnings
These reserves include undistributed profits of companies comprising the consolidated Group less interim dividends paid against profit for the year, actuarial gains and losses, and the impact of the asset ceiling on defined-benefit plans.
d) Translation differences
The translation differences relate mainly to the effect of exchange rate fluctuations on the net assets of the companies located abroad after the elimination of intra-group balances and transactions. They also include exchange rate differences resulting from intra-group monetary items considered part of the net investment in a foreign subsidiary, and the impact of the restatement of financial statements of companies in hyperinflationary economies (see Note 3.b).
The Group took an exemption that allows all translation differences generated up to the IFRS transition date to be reset to zero, with the impact on prior years recognized as retained earnings.
The breakdown of the accumulated contribution of translation differences at December 31 is as follows:

Millions of euros	2010	2009	2008
Telefónica Latin America	1,208	1,052	(834)
Telefónica Europe	(2,363)	(2,524)	(2,793)
Other adjustments and intra-group eliminations	212	99	16

Total Telefónica Group	(943)	(1,373)	(3,611)

e) Treasury shares
At December 31, 2010, 2009 and 2008, Telefónica Group companies held the following shares in the Telefónica, S.A. parent company:

		Euros per share		Market value
		Acquisition	Trading	Millions of
	Number of shares	price	price	euros	%
Treasury shares at 12/31/10	55,204,942	17.01	16.97	937	1.20957%
Treasury shares at 12/31/09	6,329,530	16.81	19.52	124	0.13868%
Treasury shares at 12/31/08	125,561,011	16.68	15.85	1,990	2.66867%
Telefónica S.A. owns the treasury shares, except for 16,896 shares held by Telefónica Móviles Argentina, S.A.

In 2010, 2009 and 2008 the following transactions involving treasury shares were carried out:

Number of
shares
Treasury shares at 12/31/07	64,471,368

Acquisitions	129,658,402
Disposals	(68,759)
Share cancellation	(68,500,000)

Treasury shares at 12/31/08	125,561,011

Acquisitions	65,809,222
Exchange of Telefónica, S.A. shares for China Unicom shares	(40,730,735)
Employee share option plan	(3,309,968)
Share cancellation	(141,000,000)

Treasury shares at 12/31/09	6,329,530

Acquisitions	52,650,000
Disposals	(810,151)
Employee share option plan (Note 20.a)	(2,964,437)

Treasury shares at 12/31/10	55,204,942

The amount paid to acquire treasury shares in 2010 was 897 million euros (1,005 million euros and 2,225 million euros in 2009 and 2008, respectively).
At December 31, 2010 and 2009, the Group held call options on 160 million and 150 million treasury shares, respectively, and at December 31, 2008, put options on 6 million treasury shares.
The Company also holds a derivative financial instrument on 25.64 million Telefónica shares, subject to net settlement.
f) Non-controlling interests
“Non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in this heading of the 2010, 2009 and 2008 consolidated statement of financial position are as follows:

					Acquisitions of
		Capital			non-controlling
	Balance	contributions		Change in	interests and			Balance
	at	and inclusion	Profit/(loss)	translation	exclusion of	Dividends	Other	at
Millions of euros	12/31/09	of companies	for the year	differences	companies	paid	movements	12/31/10
Telefónica O2 Czech Republic, a.s.	1,044	—	88	57	—	(156)	—	1,033
Telefónica Chile, S.A.	22	—	3	3	—	(1)	(4)	23
Telesp Participaçoes, S.A.	542	—	131	69	—	(105)	(7)	630
Brasilcel (Holdings)	885	4,304	224	258	—	(171)	6	5,506
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	23	—	2	—	—	(3)	—	22
Iberbanda, S.A.	6	—	(4)	—	—	—	—	2
Colombia Telecomunicaciones, S.A., ESP	—	—	(540)	—	—	—	540	—
Other	18	6	1	3	(3)	(4)	(5)	16

Total	2,540	4,310	(95)	390	(3)	(440)	530	7,232

					Acquisitions of
		Capital			non-controlling
	Balance	contributions		Change in	interests and			Balance
	at	and inclusion	Profit/(loss)	translation	exclusion of	Dividends	Other	at
Millions of euros	12/31/08	of companies	for the year	differences	companies	paid	movements	12/31/09
Telefónica O2 Czech Republic, a.s.	1,095	—	114	21	—	(186)	—	1,044
Telefónica Chile, S.A.	23	1	1	6	(8)	(1)	—	22
Telesp Participaçoes, S.A.	385	—	101	118	—	(64)	2	542
Brasilcel (Holdings)	774	—	46	214	(108)	(41)	—	885
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	20	—	3	—	—	—	—	23
Iberbanda, S.A.	9	—	(3)	—	—	—	—	6
Colombia Telecomunicaciones, S.A., ESP	—	—	(104)	—	—	—	104	—
Other	25	—	3	(2)	(7)	(3)	2	18

Total	2,331	1	161	357	(123)	(295)	108	2,540

					Acquisitions of
		Capital			non-controlling
	Balance	contributions		Change in	interests and			Balance
	at	and inclusion	Profit/(loss)	translation	exclusion of	Dividends	Other	at
Millions of euros	12/31/07	of companies	for the year	differences	companies	paid	Movements	12/31/08
Telefónica O2 Czech Republic, a.s.	1,192	—	112	(12)	—	(197)	—	1,095
Telefónica Chile, S.A.	473	—	25	(72)	(397)	(7)	1	23
Telesp Participaçoes, S.A.	464	—	127	(93)	—	(113)	—	385
Brasilcel (Holdings)	545	348	61	(163)	—	(12)	(5)	774
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	19	—	4	—	—	(2)	(1)	20
Iberbanda, S.A.	11	8	(10)	—	—	—	—	9
Colombia Telecomunicaciones, S.A., ESP	—	—	(89)	—	—	—	89	—
Other	26	—	4	(3)	(1)	(2)	1	25

Total	2,730	356	234	(343)	(398)	(333)	85	2,331

2010
As disclosed in Note 5, the Group availed itself of the option to measure the non-controlling interests of Vivo Participaçoes, S.A. at fair value at the date of acquisition (see Note 3.c) in the amount of 5,290 million euros, which has resulted in an increase in non-controlling interests of 4,304 million euros, net of the amount of the previously existing non-controlling interests.
Similary, the activity in 2010 reflects the allocation to non-controlling interests of the losses incurred by Colombia Telecomunicaciones, S.A., ESP, as described in Note 17, in the amount of 414 million euros.
“Other movements” includes the impact of the agreement signed with the holders of non-controlling interests in Colombia Telecomunicaciones, S.A., ESP (see Notes 21.b and 3.r)
Also noteworthy was the impact of the dividends paid during the year by Brasilcel, N.V., Telefónica O2 Czech Republic, a.s. and Telesp Participaçoes, S.A.
2009
The reorganization of Brasilcel Group companies in 2009 following the acquisition of the Telemig Group in 2008 decreased the balance of “Non-controlling interests” by 108 million euros.
Also noteworthy was the impact of the dividends paid during the year by Telefónica O2 Czech Republic, a.s. and Telesp Participaçoes, S.A.

2008
The main variation in 2008 relates to the acquisition of Telefónica Chile, S.A.’s non-controlling interests, which decreased the balance of “Non-controlling interests” by 397 million euros, and to the acquisition of the Telemig Group companies, which increased the balance by 335 million euros.
Also noteworthy in 2008 was the movement caused by the dividends paid by Telefónica O2 Czech Republic, a.s. and Telesp Participaçoes, S.A.
(13)	FINANCIAL ASSETS AND LIABILITIES
1.- Financial assets
The breakdown of financial assets of the Telefónica Group at December 31, 2010 and 2009 is as follows:

	December 31, 2010
					Measurement hierarchy
						Level 2
						(Other	Level 3
	Fair value through					directly	(Inputs not
	profit or loss				Level 1	observable	based on		Held-to-	Total
	Held for	Fair value	Available-		(Quoted	market	observable	Amortized	maturity	carrying	Total fair
Millions of euros	trading	option	for-sale	Hedges	prices)	inputs)	market data)	cost	investments	amount	value
Non-current financial assets	948	211	1,194	1,630	1,321	2,660	2	3,423	—	7,406	7,325

Investments	—	—	597	—	482	113	2	—	—	597	597
Long-term credits	12	211	597	—	816	4	—	2,118	—	2,938	2,838
Deposits and guarantees	—	—	—	—	—	—	—	1,680	—	1,680	1,324
Derivative instruments	936	—	—	1,630	23	2,543	—	—	—	2,566	2,566
Impairment losses	—	—	—	—	—	—	—	(375)	—	(375)	—

Current financial assets	272	160	309	201	554	363	25	4,604	248	5,794	5,794

Financial investments	272	160	309	201	554	363	25	384	248	1,574	1,574
Cash and cash equivalents	—	—	—	—	—	—	—	4,220	—	4,220	4,220

Total financial assets	1,220	371	1,503	1,831	1,875	3,023	27	8,027	248	13,200	13,119

	December 31, 2009
					Measurement hierarchy
	Fair value through profit					Level 2 (Other	Level 3 (Inputs
	or loss				Level 1	directly	not based on		Total
	Held for	Fair value	Available-		(Quoted	observable	observable	Amortized	carrying	Total fair
Millions of euros	trading	option	for-sale	Hedges	prices)	market inputs)	market data)	cost	amount	value
Non-current financial assets	930	233	1,248	1,572	1,508	2,475	—	2,005	5,988	5,988

Investments	—	—	654	—	570	84	—	—	654	654
Long-term credits	91	233	594	—	918	—	—	1,022	1,940	1,940
Deposits and guarantees	—	—	—	—	—	—	—	1,496	1,496	983
Derivative instruments	839	—	—	1,572	20	2,391	—	—	2,411	2,411
Impairment losses	—	—	—	—	—	—	—	(513)	(513)	—

Current financial assets	859	134	237	59	769	520	—	9,730	11,019	11,019

Financial investments	859	134	237	59	769	520	—	617	1,906	1,906
Cash and cash equivalents	—	—	—	—	—	—	—	9,113	9,113	9,113

Total financial assets	1,789	367	1,485	1,631	2,277	2,995	—	11,735	17,007	17,007

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and subsidiary, of a credit spread curve using the prices of the Group’s bonds and credit derivatives.

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.
a) Non-current financial assets
The movement in items composing “Non-current financial assets” and the related impairment losses at December 31, 2010 and 2009 are as follows:

Millions of euros
			Derivative
		Long-term	financial	Deposits and	Long-term	Impairment
	Investments	credits	assets	guarantees	prepayments	losses	Total
Balance at 12/31/08	1,584	1,602	3,590	905	92	(397)	7,376

Acquisitions	3	921	—	842	35	(114)	1,687
Disposals	(33)	(503)	(1,118)	(364)	(26)	—	(2,044)
Inclusion of companies	—	—	—	—	—	—	—
Translation differences	9	90	(38)	146	6	(2)	211
Fair value adjustments	565	(53)	(5)	—	—	—	507
Transfers	(1,474)	(221)	(18)	(33)	(3)	—	(1,749)

Balance at 12/31/09	654	1,836	2,411	1,496	104	(513)	5,988

Acquisitions	51	1,385	62	339	80	(79)	1,838
Disposals	(1)	(719)	(389)	(112)	(29)	243	(1,007)
Inclusion of companies	8	198	34	203	7	(7)	443
Translation differences	13	92	16	(186)	7	39	(19)
Fair value adjustments	(128)	60	444	34	—	—	410
Transfers	—	(81)	(12)	(94)	(2)	(58)	(247)

Balance at 12/31/10	597	2,771	2,566	1,680	167	(375)	7,406

“Investments” includes the fair value of investments in companies where Telefónica does not exercise significant control and for which there is no specific disposal plan for the short term (see Note 3.i).
Among these is the Telefónica Group’s shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) held since 2000 of 418 million euros (468 million euros at December 31, 2009), representing 0.98% of its share capital. In 2010, the Telefónica Group transferred 191 million euros of the value of the holding in BBVA, up to its fair value, from equity to net financial expense.
In 2009, the Telefónica Group’s stake in China Unicom was transferred to “Investments in associates” following the share exchange described in Note 2. The amount transferred was 1,467 million euros.
Given the poor situation of financial markets, at year-end the Group assessed the securities in its portfolio of listed available-for-sale assets individually for impairment. The analysis did not uncover the need to recognize any additional impairment losses.
“Long-term credits” includes mainly the investment of the net level premium reserves of the Group’s insurance companies, primarily in fixed-income securities, amounting to 931 million euros and 1,023 million euros at December 31, 2010 and 2009, respectively. It also includes the long-term loans to associates described in Note 9, especially the financing extended to Telco, S.p.A., totaling 600 million euros at December 31, 2010.
“Derivative financial assets” includes the fair value of economic hedges of assets or liabilities in the consolidated statement of financial position whose maturity is 12 months or greater, as part of the Group’s financial risk-hedging strategy (see Note 16).
“Deposits and guarantees” consists mainly of balances to cover guarantees and stood at 1,680 million euros at December 31, 2010 (1,496 million euros at December 31, 2009). These deposits will decrease as the respective obligations they guarantee are reduced.

b) Current financial assets
This heading in the accompanying consolidated statement of financial position at December 31, 2010 and 2009 includes mainly the following items:
•
Investments in financial instruments recognized at fair value to cover commitments undertaken by the Group’s insurance companies, amounting to 160 million euros at December 31, 2010 (140 million euros at December 31, 2009). The maturity schedule for these financial assets is established on the basis of payment projections for the commitments.

•
Derivative financial assets with a short-term maturity or not used to hedge non-current items in the consolidated statement of financial position, which amounted to 371 million euros (537 million euros in 2009). The variation in the balance between the two years was due to exchange- and interest-rate fluctuations (see Note 16).

•	Short-term deposits and guarantees amounting to 196 million euros at December 31, 2010 (470 million euros at December 31, 2009).

•	Current investments of cash surpluses which, given their characteristics, have not been classified as “Cash and cash equivalents.”
Current financial assets that are highly liquid and have maturities of three months or less from the date contracted are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.
2.- Financial liabilities
The composition of this heading at December 31, 2010 and 2009 is as follows:

	Balance at	Balance at
Millions of euros	12/31/10	12/31/09
Issues	39,692	35,843
Interest-bearing debt	21,408	20,948

Total	61,100	56,791

Total non-current	51,356	47,607
Total current	9,744	9,184
The maturity profile of these financial liabilities at December 31, 2010 is as follows:

	Maturity
						Subsequent
(Millions of euros)	2011	2012	2013	2014	2015	years	Total
Debentures and bonds	4,029	1,933	5,399	5,100	3,809	15,723	35,993
Promissory notes & commercial paper	1,728	—	—	—	—	—	1,728
Other marketable debt securities	—	1,971	—	—	—	—	1,971
Loans and other payables	3,664	3,932	4,567	1,110	4,390	2,244	19,907
Derivative financial liabilities	323	195	93	109	226	555	1,501

TOTAL	9,744	8,031	10,059	6,319	8,425	18,522	61,100

•
The estimate of future interest that would accrue on these financial liabilities held by the Group at December 31, 2010 is as follows: 2,534 million euros in 2011, 2,323 million euros in 2012, 2,119 million euros in 2013, 1,815 million euros in 2014, 1,448 million euros in 2015 and 9,170 million euros in years after 2015. For variable rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2010.

•
The amounts shown in this table take into account the fair value of derivatives classified as financial liabilities (i.e., those with a negative fair value) and exclude the fair value of derivatives classified as current financial assets, in the amount of 371 million euros, and those classified as non-current, in the amount of 2,566 million euros (i.e., those with a positive fair value).

•	In addition, the amounts take into account the deferred payment for the acquisition of Brasilcel, N.V. for 1,977 million euros (see Note 5).
The composition of these financial liabilities, by category, at December 31, 2010 and 2009 is as follows:

	December 31, 2010
				Measurement hierarchy
					Level 2
	Fair value through profit				(Other
	or loss				directly	Level 3 (Inputs	Liabilities
		Fair		Level 1	observable	not based on	at	Total
	Held for	value		(Quoted	market	observable	amortized	carrying	Total fair
Millions of euros	trading	option	Hedges	prices)	inputs)	market data)	cost	amount	value
Issues	—	—	—	—	—	—	39,692	39,692	39.127
Interest-bearing debt	695	—	806	210	1,291	—	19,907	21,408	19,777

Total financial liabilities	695	—	806	210	1,291	—	59,599	61,100	58,904

	December 31, 2009
				Measurement hierarchy
					Level 2
	Fair value through profit				(Other
	or loss				directly	Level 3 (Inputs	Liabilities
		Fair		Level 1	observable	not based on	at	Total
	Held for	value		(Quoted	market	observable	amortized	carrying	Total fair
Millions of euros	trading	option	Hedges	prices)	inputs)	market data)	cost	amount	value
Issues	—	—	—	—	—	—	35,843	35,843	37.890
Interest-bearing debt	705	—	2.285	147	2,843	—	17,958	20,948	20,840

Total financial liabilities	705	—	2.285	147	2,843	—	53,801	56,791	58,730

Some of the financing arranged by various Telefónica Group companies is subject to compliance with certain financial covenants. All the covenants were being complied with at the date of these consolidated financial statements.

a)	Issues
The movement in issues of debentures, bonds and other marketable debt securities in 2010 and 2009 is as follows:

			Short-term
			promissory	Other non-
			notes	current
	Domestic	Foreign	and	marketable
	currency	currency	commercial	debt
Millions of euros	issues	issues	paper	securities	Total
Balance at 12/31/08	13,631	12,799	1,595	2,054	30,079

New issues	5,750	2,855	105	—	8,710
Redemptions, conversions and exchanges	(1,152)	(802)	(909)	—	(2,863)
Changes in consolidation scope	—	—	—	—	-
Revaluation and other movements	(654)	535	82	(46)	(83)

Balance at 12/31/09	17,575	15,387	873	2,008	35,843

New issues	2,392	3,879	1,102	—	7,373
Redemptions, conversions and exchanges	(1,269)	(3,634)	(311)	—	(5,214)
Changes in consolidation scope	—	317	—	—	317
Revaluation and other movements	96	1,250	64	(37)	1,373

Balance at 12/31/10	18,794	17,199	1,728	1,971	39,692

Bonds and other marketable debt securities
Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., Telefónica Finanzas México, S.A. de C.V and Telefónica Europe, B.V., all of which are, directly or indirectly, wholly owned subsidiaries of Telefónica, S.A.
Appendix II presents the characteristics of all outstanding debentures and bond issues at year-end 2010 and 2009, as well as the significant issues made in each year.
Promissory notes & commercial paper
At December 31, 2010, Telefónica Europe, B.V., had a program for issuance of commercial paper, guaranted by Telefónica, S.A., for an amount of up to 2,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2010 was 1,613 million euros, carrying an average interest rate of 0.82% (551 million euros at an average rate of 1.17% at December 31, 2009).
On December 13, 2010, Telefónica Móviles, S.A. (Peru) registered a commercial paper program for an equivalent of up to 150 million US dollars. At December 31, 2010, there was no outstanding balance under this program.
On December 20, 2010, Telefónica de Perú, S.A.A. registred a commercial paper program for an equivalent of up to 150 million US dollars. At December 31, 2010, there was no outstanding balance under this program.
Other marketable debt securities
This heading consists mainly of preferred shares issued by Telefónica Finance USA, LLC, with a redemption value of 2,000 million euros. These shares were issued in 2002 and have the following features:
•	Interest rate up to December 30, 2012 of 3-month Euribor, and maximum and minimum effective annual rates of 7% and 4.25%, respectively, and from then 3-month Euribor plus a 4% spread.
•	Interest is paid every three calendar months provided the Telefónica Group generates consolidated net income.

b)	Interest-bearing debt
The detail of “Interest-bearing debt” is as follows:

	Balance at 12/31/10			Balance at 12/31/09
		Non-			Non-
Millions of euros	Current	current	Total	Current	current	Total

Loans and other payables	3,664	16,243	19,907	1,789	16,169	17,958
Derivative financial liabilities (Note 16)	323	1,178	1,501	1,432	1,558	2,990

Total	3,987	17,421	21,408	3,221	17,727	20,948

The average interest rate on outstanding loans and other payables at December 31, 2010 was 2.56% (3.58% in 2009). This percentage does not include the impact of hedges arranged by the Group.
The main financing transactions included under “Interest-bearing debt” outstanding at December 31, 2010 and 2009 and their nominal amounts are provided in Appendix IV.
Interest-bearing debt arranged in 2010 and 2009 mainly includes the following:
•
On February 12, 2010, Telefónica, S.A. entered into a long-term line of credit facility for an aggregate amount of 472 million US dollars at a fixed rate with the guaranty of the Swedish Export Credits Guarantee Board (EKN) for equipment and networks purchases from a supplier in this country. This credit facility is divided into three tranches: a tranche of 232 million US dollars maturing on November 30, 2018, another of 164 million US dollars maturing on April 30, 2019, and a third of 76 million US dollars maturing on November 30, 2019. At December 31, 2010, there was no outstanding principal amounts drawn under this credit facility.

•
On July 28, 2010, Telefónica, S.A. entered into a syndicated facility agreement (“Facility Agreement”) with several domestic and international financial entities in an aggregate amount of up to 8,000 million euros. The Facility Agreement is divided into two tranches: the first, a three-year loan facility in an aggregate amount of up to 5,000 million euros and the second, a five-year revolving credit facility, in an aggregate amount of up to 3,000 million euros. At December 31, 2010, the outstanding principal amount of this credit facility was 6,000 million euros.

The main repayments or maturities of bank interest-bearing debt in 2010 and 2009 are as follows:
•
During 2010, Telefónica, S.A. made several voluntary early repayments under its 6,000 million euros credit facility dated June 28, 2005 in an aggregate amount of 5,700 million euros and the limit amount was reduced to 650 million euros. At December 31, 2010, the outstanding principal amount was 300 million euros.

•	On July 6, 2009, the syndicated loan facility arranged by Telefónica, S.A. with a group of banks on July 6, 2004, for 3,000 million euros, matured as scheduled.
At December 31, 2010 the Telefónica Group had total undrawn credit lines from various sources amounting approximately 11,000 million euros (exceeding the 7,200 million euros available at December 31, 2009).

Loans by currency
The breakdown of loans by currency at December 31, 2010 and 2009, along with the equivalent value of foreign-currency loans in euros, are as follows:

	Outstanding balance (in millions)
	Currency		Euros
Currency	12/31/10	12/31/09	12/31/10	12/31/09
Euros	11,778	10,835	11,778	10,835
US dollars	2,580	2,498	1,931	1,734
Brazilian reais	3,633	3,114	1,632	1,242
Argentine pesos	1,080	603	203	110
Colombian pesos	8,176,727	7,675,200	3,197	2,610
Yen	16,882	17,258	155	130
Chilean peso	54,886	151,943	88	208
New soles	948	1,120	253	269
Pounds sterling	557	708	648	798
Czech crown	131	301	5	11
Other currencies			17	11

Total Group	N/A	N/A	19,907	17,958

(14)	TRADE AND OTHER PAYABLES
The composition of “Trade and other payables” is as follows:

Millions of euros	12/31/10		12/31/09
	Non-current	Current	Non-current	Current
Trade payables	—	9,038	—	6,963
Advances received on orders	—	83	—	115
Other payables	1,761	8,162	752	5,130
Deferred income	543	1,775	497	1,528
Payable to associates (Note 9)	—	193	—	287

Total	2,304	19,251	1,249	14,023

“Deferred income” principally includes the amount of connection fees not yet recognized in the income statement, customer loyalty programs, and advance payments received on prepay contracts.
Non-current “Other payables” mainly comprises the deferred portion of the payment for acquiring the license for spectrum use in Mexico, in the amount of 1,039 million euros (see Note 6).

The detail of current “Other payables” at December 31, 2010 and 2009 is as follows:

	Balance at	Balance at
Millions of euros	12/31/10	12/31/09
Dividends payable by Group companies	199	157
Payables to suppliers of property, plant and equipment, current	4,455	3,598
Accrued employee benefits	780	695
Deferred payment for Brasilcel, N.V. (Note 5)	1,977	—
Other non-financial non-trade payables	751	680

Total	8,162	5,130

Information on deferred payments to suppliers of Spanish companies (Third additional provision, “Information requirement” of Law 15/2010 of July 5th).
In order to comply with Law 15/2010, the Telefónica Group’s Spanish companies have adapted their internal processes and settled 82 million euros during the first days of 2011, corresponding to the amounts pending to be adapted at the end of the year.
(15)	PROVISIONS
The amounts of provisions in 2010 and 2009 are as follows:

	12/31/10			12/31/09
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits:	916	2,974	3,890	667	3,594	4,261
- Termination plans	898	1,858	2,756	652	2,418	3,070
- Post-employment defined benefit plans	—	829	829	—	911	911
- Other benefits	18	287	305	15	265	280
Other provisions	759	1,891	2,650	296	1,399	1,695

Total	1,675	4,865	6,540	963	4,993	5,956

Employee benefits
a)	Termination plans

In the last few years, the Telefónica Group has carried out early retirement plans in order to adapt its cost structure to the prevailing environment in the markets where it operates, making certain strategic decisions relating to its size and organization.

In this respect, on July 29, 2003, the Ministry of Labor and Social Affairs approved a labor force reduction plan for Telefónica de España through various voluntary, universal and non-discriminatory programs, which were announced on July 30, 2003. The plan concluded on December 31, 2007, with 13,870 employees taking part for a total cost of 3,916 million euros. Provisions recorded for this plan at December 31, 2010 and 2009 amounted to 1,825 and 2,283 million euros, respectively.

Furthermore, the Group had recorded provisions totaling 931 million euros (787 million euros at December 31, 2009) for other planned adjustments to the workforce and plans prior to 2003.

The companies bound by these commitments calculated provisions required at 2010 and 2009 year-end using actuarial assumptions pursuant to current legislation, including the PERM/F-2000 C mortality tables and a variable interest rate based on market yield curves.

The movement in provisions for post-employment plans in 2010 and 2009 is as follows:

Millions of euros	Total
Provisions for post-employment plans at 12/31/08	3,774

Additions	109
Retirements/amount applied	(1,021)
Transfers	59
Translation differences and accretion	149

Provisions for post-employment plans at 12/31/09	3,070

Additions	406
Retirements/amount applied	(813)
Transfers	(3)
Translation differences and accretion	96

Provisions for post-employment plans at 12/31/10	2,756

b)	Post-employment defined benefit plans
The Group has a number of defined-benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/10	Spain		Europe		Latin America
Millions of euros	ITP	Survival	UK	Germany	Brazil	Other	Total
Obligation	424	208	918	57	272	13	1,892
Assets	—	—	(838)	(63)	(250)	(5)	(1,156)

Net provision before asset ceiling	424	208	80	(6)	22	8	736
Asset ceiling	—	—	—	9	71	—	80

Net provision	424	208	80	3	106	8	829
Net assets	—	—	—	—	13	—	13

12/31/09	Spain		Europe		Latin America
Millions of euros	ITP	Survival	UK	Germany	Brazil	Other	Total
Obligation	451	191	922	37	159	11	1,771
Assets	—	—	(744)	(58)	(116)	—	(918)

Net provision before asset ceiling	451	191	178	(21)	43	11	853
Asset ceiling	—	—	—	15	12	—	27

Net provision	451	191	178	—	80	11	911
Net assets	—	—	—	6	25	—	31

The movement in the present value of obligations in 2010 and 2009 is as follows:

	Spain		Europe		Latin America
Millions of euros	ITP	Survival	UK	Germany	Brazil	Other	Total

Present value of obligation at 12/31/08	485	188	587	33	104	12	1,409

Translation differences	—	—	42	—	38	(4)	76
Current service cost	—	7	22	2	1	2	34
Interest cost	16	7	42	2	12	1	80
Actuarial losses and gains	3	(4)	241	—	11	—	251
Benefits paid	(53)	(7)	(18)	—	(7)	—	(85)
Plan curtailments	—	—	6	—	—	—	6

Present value of obligation at 12/31/09	451	191	922	37	159	11	1,771

Translation differences	—	—	31	—	26	—	57
Current service cost	—	8	29	2	4	—	43
Past service costs	—	—	(35)	—	—	—	(35)
Interest cost	15	7	55	2	23	1	103
Actuarial losses and gains	8	9	—	16	2	1	36
Benefits paid	(50)	(7)	(14)	—	(11)	—	(82)
Plan curtailments	—	—	1	—	—	—	1
Inclusion of companies	—	—	—	—	69	—	69
Exclusion of companies	—	—	(71)	—	—	—	(71)

Present value of obligation at 12/31/10	424	208	918	57	272	13	1,892

Movements in the fair value of plan assets in 2010 and 2009 are as follows:

	Europe		Latin America
Millions of euros	UK	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/08	579	51	78	—	708

Translation differences	42	—	29	(3)	68
Expected return on plan assets	43	2	7	3	55
Actuarial losses and gains	59	(2)	5	—	62
Company contributions	36	7	2	—	45
Employee contributions	1	—	—	—	1
Benefits paid	(16)	—	(5)	—	(21)

Fair value of plan assets at 12/31/09	744	58	116	—	918

Translation differences	23	—	25	1	49
Expected return on plan assets	54	2	23	1	80
Actuarial losses and gains	(4)	(5)	4	—	(5)
Company contributions	76	8	4	3	91
Employee contributions	1	—	—	—	1
Benefits paid	(14)	—	(11)	—	(25)
Inclusion of companies	—	—	89	—	89
Exclusion of companies	(42)	—	—	—	(42)

Fair value of plan assets at 12/31/10	838	63	250	5	1,156

The amounts of actuarial gains and losses of these plans recognized directly in equity in accordance with the asset ceilings of these plans in 2010, 2009 and 2008, before non-controlling interests and before the related tax effect, are as follows:

Millions of euros	2010	2009	2008
Spain	(17)	1	(61)
Europe	(6)	(184)	(85)
Latin America	(71)	(6)	(36)
Total	(94)	(189)	(182)

The Group’s principal defined-benefit plans are:
a)	Plans in Spain:
a.
ITP: Telefónica Spain reached an agreement with its employees whereby it recognized supplementary pension payments for employees who had retired as of June 30, 1992, equal to the difference between the pension payable by the social security system and that which would be paid to them by ITP (Institución Telefónica de Previsión). Once the aforementioned supplementary pension payments had been quantified, they became fixed, lifelong and non-updateable and sixty percent (60%) of the payments are transferable to the surviving spouse, recognized as such as of June 30, 1992, and to underage children.

The amount for this provision totaled 424 million euros at December 31, 2010 (451 million euros at December 31, 2009).
b.	Survival: serving employees who did not join the defined pension plan are still entitled to receive survivorship benefits at the age of 65.
The amount for this provision totaled 208 million euros at December 31, 2010 (191 million euros at December 31, 2009).
These plans do not have associated assets which qualify as “plan assets” under IAS 19.
The main actuarial assumptions used in valuing these plans are as follows:

	Survival		ITP
	12/31/10	12/31/09	12/31/10	12/31/09
Discount rate	0.682%-3.417%	0.382%-3.903%	0.682%-3.417%	0.382%-3.903%
Expected rate of salary increase	2.50%	2.50%	—	—
Mortality tables	PERM/F-2000C Combined with OM77	PERM/F-2000C Combined with OM77	92% PERM 2000C/100% PERF 2000 C	92% PERM 2000C/100% PERF 2000 C
b)	Plans in the rest of Europe:
The various O2 Group companies consolidated within the Telefónica Group have defined-benefit post-employment plans, covered by qualifying assets.
The number of beneficiaries of these plans at December 31, 2010 and 2009 is as follows:

Employees	2010	2009
UK	4,617	4,629
Germany	5,839	5,594
The main actuarial assumptions used in valuing these plans are as follows:

	12/31/10		12/31/09
	UK	Germany	UK	Germany
Nominal rate of salary increase	4.5%	1%	4.6%	3.80%
Nominal rate of pension payment increase	3.5%	2.0%-4.0%	3.6%	1.0%-4.0%
Discount rate	5.6%	6.1%	5.8%	6.1%
Expected inflation	3.5%	2.0%-4.0%	3.6%	1.0%-4.0%
Expected return on plan assets
- Shares	7.5%	N/A	8.0%	N/A
- UK government bonds	—	N/A	4.4%	N/A
- Other bonds	5.2%	N/A	5.3%	N/A
- Rest of assets	4.2%	4.10%-4.25%	4.4% -8.8%	4.25%-4.30%
Mortality tables	Pna00mcfl0.5	Prf. Klaus Heubeck	Pa00mcfl0.5	Prf. Klaus Heubeck
		(RT 2005 G)		(RT 2005 G)

c)	Plans in Latin America:

The subsidiary Telecomunicações de São Paulo, S.A. and its subsidiaries and companies of the Vivo Participaçoes, S.A. group had various pension plan, medical insurance and life insurance obligations with employees.

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/10	12/31/09
Discount rate	10.25%	9.8%
Nominal rate of salary increase	6.54% - 7.20%	6.14% - 6.79%
Expected inflation	5.00%	4.6%
Cost of health insurance	8.15%	7.74%
Expected return on plan assets	10.70% - 11.60%	9.83% - 14.94%
Mortality tables	AT 2000 M/F	AT 83

In addition, Telecomunicações de São Paulo, along with the other companies resulting from the privatisation of Telebrás (Telecomunicações Brasileiras, S.A.) in 1998, adhered to PBS-A, a non-contribution defined benefit plan managed by Fundação Sistel de Seguridade Social, whose beneficiaries are employees that retired prior to January 31, 2000. At December 31, 2010, net plan assets amounted to 579 million Brazilian reales (260 million euros). This plan does not have an impact on the consolidated statement of financial position, given that recovery of the assets is not foreseeable.

The valuations used to determine the value of obligations and plan assets, where appropriate, were performed as of December 31, 2010 by external and internal actuaries. The projected unit credit method was used in all cases.
c) Other benefits
This heading mainly includes the amount recorded by Telefónica Spain related to the accrued portion of long-service bonuses to be awarded to employees after 25 years’ service, amounting to 196 million euros.
Other provisions
The movement in “Other provisions” in 2010 and 2009 is as follows:

Millions of
euros
Other provisions at December 31, 2008	1,734

Additions	381
Retirements/amount applied	(571)
Transfers	(29)
Translation differences	180

Other provisions at December 31, 2009	1,695

Additions	733
Retirements/amount applied	(315)
Transfers	112
Inclusion of companies	341
Translation differences	84

Other provisions at December 31, 2010	2,650

“Other provisions” includes the amount recorded in 2007 in relation to the 179 million euro fine imposed on Telefónica de España, S.A.U. by the EC anti-trust authorities.
Also included are the provisions for dismantling of assets recognized by Group companies in the amount of 405 million euros in 2010 (270 million euros in 2009).
Finally, “Other Provisions” in 2010 and 2009 also includes the provisions recorded (or used) by the Group companies to cover the risks inherent in the realization of certain assets, the contingencies arising from their respective business activities and the risks arising from commitments and litigation acquired in other transactions, recognized as indicated in Note 3.l.
Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.
(16)	DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT POLICIES
The Telefónica Group is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.
The main market risks affecting Group companies are as follows:
1. Exchange rate risk
Exchange rate risk arises primarily from (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom and the Czech Republic), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt.
2. Interest rate risk
Interest rate risk arises primarily from changes in interest rates affecting (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates.
3. Share price risk
Share price risk arises primarily from changes in the value of the equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from equity derivatives.
The Telefónica Group is also exposed to liquidity risk if a mismatch arises between its financing needs (including operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (including revenues, divestments, credit lines from financial institutions and capital market transactions). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.
Finally, the Telefónica Group is exposed to “country risk” (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where the Telefónica Group operates, especially in Latin America.
The Telefónica Group actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates and share prices) and by incurring debt in local currencies, where appropriate, with a view to stabilizing cash flows, the income statement and investments. In this way, it attempts to protect the Telefónica Group’s solvency, facilitate financial planning and take advantage of investment opportunities.

The Telefónica Group manages its exchange rate risk and interest rate risk in terms of net debt and net financial debt as calculated by them. The Telefónica Group believes that these parameters are more appropriate to understanding its debt position. Net debt and net financial debt take into account the impact of the Group’s cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net debt nor net financial debt as calculated by the Telefónica Group should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of liquidity.
Exchange rate risk
The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the cash flows generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies. The degree of exchange rate hedging employed varies depending on the type of investment.
At December 31, 2010, net debt in Latin American currencies was equivalent to approximately 8,463 million euros. However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the cash flows generated in each currency. The future effectiveness of the strategy described above as a hedge of exchange rate risks therefore depends on which currencies depreciate relative to euro.
The Telefónica Group aims to protect itself against declines in Latin American currencies relative to the euro affecting asset values through the use of dollar-denominated debt, incurred either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2010, the Telefónica Group’s net debt denominated in dollars was equivalent to 1,518 million euros, of which 1,126 million euros was related to assets in Latin America and the remaining 392 million euros was related to its investment in China Unicom.
At December 31, 2010, pound sterling-denominated net debt was approximately 2.4 times the value of 2010 OIBDA from the “Telefónica Europe” business unit in the United Kingdom. The Telefónica Group’s aim is to maintain the same proportion of pound sterling-denominated net debt to OIBDA as the Telefónica Group’s net debt to OIBDA ratio, on a consolidated basis, to reduce its sensitivity to changes in the pound sterling to euro exchange rate. Pound sterling-denominated net debt at December 31, 2010, was equivalent to 4,025 million euros, higher than the 3,799 million euros at December 31, 2009.
To protect the investment in the Czech Republic, the Telefónica Group has net debt denominated in Czech crowns, which at December 31, 2010 was equivalent to 1,568 million euros, almost 36% of the original cost of the investment (compared to 59% of the initial cost of the investment in 2009), a decrease from approximately 2,513 million euros at December 31, 2009. The coverage percentage has been reduced in order to incorporate the management criterion adopted for the pound sterling. Consequently, the ratio of net debt in Czech crowns to OIBDA is 1.6 in consolidated terms and 2.3 in proportional terms, currently very close to the net debt to OIBDA ratio for the Telefónica Group in 2010.
The Telefónica Group also manages exchange rate risk by seeking to minimize the negative impact of any remaining exchange rate exposure on the income statement, regardless of whether there are open positions. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.

In 2010, exchange rate management resulted in negative exchange rate differences totaling 112 million euros, compared to 540 million euros in negative differences in 2009.
The following table illustrates the sensitivity of the income statement and equity to changes in exchange rates, where: (i) to calculate the impact on the income statement, the exchange rate position affecting the income statement at the end of 2010 was considered constant during 2011; (ii) to calculate the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investment and loans to subsidiaries associated with the investment, whose composition is considered constant in 2011 and identical to that existing at the end of 2010. In both cases, Latin American currencies are assumed to depreciate against the US dollar, and the rest of the currencies against the euro by 10%.

		Impact on the	Impact on
Millions of euros		consolidated income	consolidated
Currency	Change	statement	equity
All currencies vs EUR	10%	105	67
USD	10%	1	206
European currencies vs EUR	10%	—	(417)
Latin American currencies vs USD	10%	104	278
All currencies vs EUR	(10)%	(105)	(67)
USD	(10)%	(1)	(206)
European currencies vs EUR	(10)%	—	417
Latin American currencies vs USD	(10)%	(104)	(278)
The Group’s monetary position in Venezuela at December 31, 2010 is a net creditor position of 401 million Venezuela bolivars (equivalent to approximately 70 million euros). This leads to a higher financial expense in the amount of 109 million euros.
Interest rate risk
The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2010, the rates applied to the largest amount of short-term debt were mainly based on the Euribor, the Czech crown Pribor, the Brazilian SELIC, the US dollar Libor and the Colombian UVR. In nominal terms, at December 31, 2010, 64.9% of the Telefónica Group’s net debt (or 70.0% of long-term net debt) was at rates fixed for a period longer than one year, compared to 52.6% of net debt (50% of long-term net debt) in 2009. Of the remaining 35.1% (net debt at floating or fixed rates maturing in less than one year), the interest rate on 18 percentage points was set for a period of more than one year (7% of long-term net debt), compared to 24 percentage points on debt at floating or fixed rates maturing in less than one year (10.7% of long-term net debt) at December 31, 2009. This decrease in 2010 from 2009 is due to our decision to cancel or not renew an amount equivalent to 491 million euros of caps and floors in euros, US dollars and pounds sterling, following the policy implemented in 2009 in anticipation of a fall in interest rates.
In addition, early retirement liabilities were discounted to present value over the year, using the curve on the swap rate markets. The decrease in interest rates has increased the market value of these liabilities. However, this increase was nearly completely offset by the increase in the value of the hedges on these positions.
Net financial expenses decreased 20% to 2,649 million euros in 2010, from 3,307 million euros in 2009, mainly due to the impact of Venezuela. Stripping out exchange-rate effects, net financial expense for 2010 totaled 2,537 million euros, an 8% decrease from the 2,767 million euros recorded in 2009.

To illustrate the sensitivity of financial expenses to variability in short-term interest rates, a 100 basis points increase in interest rates in all currencies in which there are financial positions at December 31, 2010 has been assumed, and a 100 basis points decrease in interest rates in all currencies except the dollar and the pound sterling, to avoid negative rates. The constant position equivalent to that prevailing at the end of 2010 has also been assumed.
To illustrate the sensitivity of equity to variability in interest rates, a 100 basis points increase in interest rates in all currencies and in all curve periods where Telefónica has a financial position at December 31, 2010, and a 100 basis points decrease in all currencies and in all periods, have been assumed. In addition, only positions with cash flow hedges have been considered, given that they are the only positions where the change in fair value due to interest rate movements is recorded in equity.
In both cases, only transactions with external counterparties have been considered.

Millions of euros	Impact on	Impact on
Change in basis	consolidated	consolidated
points (bp) (*)	income statement	equity
+100bp	(222)	575
-100bp	209	(626)

(*)	Impact on results of 100 bp change in interest rates in all currencies, except the pound sterling and the dollar.
Share price risk
The Telefónica Group is exposed to changes in the value of equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from treasury shares and from equity derivatives.
According to the Telefónica, S.A. share option plan, Performance Share Plan (PSP) -(see Note 20)- the shares to be delivered to employees under such plan may be either the parent company treasury shares, acquired by them or any of its Group companies; or newly-issued shares. The possibility of delivering shares to employees in the future, in accordance with relative total shareholders’ return, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders as a result of the higher number of shares delivered under such plan outstanding.
To reduce the risk to the company associated with variations in share price under this plan, Telefónica has acquired derivatives that replicate the risk profile of some of the shares deliverable under the plan as explained in Note 20.
During 2010, an incentive plan for Group employees to purchase Telefónica shares, approved at the Ordinary General Shareholders’ Meeting of 2009, was initiated. The cost of this plan will not exceed 50 million euros, as agreed in the aforementioned Ordinary General Shareholders’ Meeting (see Note 20 for further details).
In addition, the Group may use part of the 55,188,046 treasury shares of Telefónica, S.A. held at December 31, 2010 to cover shares deliverable under the PSP. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

Liquidity risk
The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:
1.
The Telefónica Group’s average maturity of net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2.
The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or accessing the capital markets (although drawing upon firm credit lines arranged with banks), assuming budget projections are met.

As of December 31, 2010, the average maturity of its 55,593 million euros of net financial debt was 5.72 years.
At December 31, 2010, gross financial debt scheduled maturities in 2011 amounted to approximately 11,350 million euros (including the net position of derivative financial instruments, as well as the amount of deferred payment for the acquisition of Brasilcel, for a present value of 1,977 million euros (Note 2)), which is lower than the amount of funds available, calculated as the sum of: a) current financial assets and cash at December 31, 2010 (5,423 million euros excluding derivative financial instruments), b) annual cash generation projected for 2011; and c) undrawn credit lines arranged with banks whose original maturity is over one year (an aggregate of more than 7,142 million euros at December 31, 2010), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next 12 months. For a further description of the Telefónica Group’s liquidity and capital resources in 2010, see Note 13.2 Financial Liabilities and Appendix III.
Country risk
The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):
1.
Partly matching assets to liabilities (those not guaranteed by the parent company) in the Telefónica Group’s Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and,

2.	Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.
Regarding the first point, at December 31, 2010, the Telefónica Group’s Latin American companies had net financial debt not guaranteed by the parent company of 6,834 million euros, which represents 13% of consolidated net financial debt.
Regarding the repatriation of funds to Spain, it has received 3,279 million euros from the Group’s Latin America companies in 2010, of which 1,282 million euros was from dividends, 722 million euros from intra-group loans (payments of interest and repayments of principal), 1,231 million euros from financial investments, and 44 million euros from capital reductions. These amounts were equally offset by additional amounts invested in its Latin American companies, mainly in Chile (869 million euros) and in Mexico (269 million euros). As a result of the foregoing, net funds repatriated to Spain from the Group’s Latin America companies amounted to the equivalent of 2,125 million euros in 2010.

In this regard, it is worth noting that since February 2003, Venezuela has had an exchange control mechanism in place, managed as indicated above by the Currency Administration Commission (CADIVI). The body has issued a number of regulations (“providencias”) governing the modalities of currency sales in Venezuela at official exchange rates. Foreign companies which are duly registered as foreign investors are entitled to request approval to acquire currencies at the official exchange rate by the CADIVI, in line with regulation number 029, article 2, section c) “Remittance of earnings, profits, income, interest and dividends from international investment.” Telcel, a Telefónica Group subsidiary in Venezuela, obtained the aforementioned requested approval on 295 million Venezuelan bolivars in 2006, 473 million Venezuelan bolivars in 2007 and 785 million Venezuelan bolivars in 2008. At December 31, 2010, payment of the dividends approved by the company in the amount of 1,152 million Venezuelan bolivars is pending approval.
Credit risk
The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. trades with credit entities whose “senior debt” ratings are of at least “A”. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below “A,” trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.
Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a general framework, revised annually based on the conditions of the market and countries where the Group operates. The general framework sets: (i) the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); (ii) the maximum tenor of the investment; and (iii) the instruments in which the surpluses may be invested. For Telefónica, S.A., the company which places the bulk of the Group’s surpluses, the maximum placement in 2010 was limited to 180 days and the creditworthiness of the counterparties used, measured by their debt ratings, remained above “A-” and/or “A3” by S&P and Moody’s, respectively.
The Telefónica Group considers managing commercial credit risk as crucial to meeting its business and customer base growth targets in a manner that is consistent with its risk-management policy.
Therefore, Telefónica’s commercial credit risk-management approach is based on continuous monitoring of the risk assumed and the resources necessary to manage the Group’s various units, in order to optimize the risk-reward ratio in its operations. Particular attention is given to those clients that could cause a material impact on the Group’s financial statements for which, depending on the segment and type of relation, hedging instruments or collateral may be required to mitigate exposure to credit risk.
All Group companies adopt policies, procedures, authorization guidelines, and homogeneous management practices, in consideration of the particularities of each market and best international practices, and incorporating this commercial credit risk management model into the Group’s decision making processes, both from a strategic and day to day operating perspective.
The Telefónica Group’s maximum exposure to credit risk is initially represented by the carrying amounts of the assets (see Notes 11 and 13) and the guarantees given by the Telefónica Group.
Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2010, these guarantees amounted to approximately 2,062 million euros (see Note 21.d).
Furthermore, in relation to the public offering announced in order to acquire the ordinary shares in Vivo Participaçoes, S.A. that are not held by Brasilcel, described in Note 5, Telefónica has provided the guarantees normally required in this type of transaction, totaling an amount of 818 million euros at December 31, 2010.

Capital management
Telefónica’s corporate finance department, which is in charge of Telefónica’s capital management, takes into consideration several factors when determining Telefónica’s capital structure, with the aim of ensuring sustainability of the business and maximizing the value to shareholders.
Telefónica monitors its cost of capital with a goal of optimizing its capital structure. In order to do this, Telefónica monitors the financial markets and updates to standard industry approaches for calculating weighted average cost of capital, or WACC. Telefónica also uses a leverage ratio not exceeding the 2.5x OIBDA limit in the medium term (excluding items of a non-recurring or exceptional nature), enabling to obtain and maintain the desired credit rating over the medium term, and with which the Telefónica Group can match the potential cash flow generation with the alternative uses that could arise at all times.
These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation, when determining the Telefónica Group’s financial structure.
Derivatives policy
During 2010, the Group continued to use derivative financial instruments to limit interest and exchange rate risk on otherwise unhedged positions, and to adapt its debt structure to market conditions.
At December 31, 2010, the nominal value of outstanding derivatives with external counterparties amounted to 140,272 million euros equivalent, a 6.6% increase from December 31, 2009 (131,614 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement). Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.
The Telefónica Group’s derivatives policy emphasizes the following points:
1)	Derivatives based on a clearly identified underlying.

Acceptable underlyings include profits, revenues and cash flows in either a company’s functional currency or another currency. These flows can be contractual (debt and interest payments, settlement of foreign currency payables, etc.), reasonably certain or foreseeable (investment program, future debt issues, commercial paper programs, etc.). The acceptability of an underlying asset in the above cases does not depend on whether it complies with accounting rules requirements for hedge accounting, as is required in the case of certain intra-group transactions, for instance. Parent company investments in subsidiaries with functional currencies other than the euro also qualify as acceptable underlying assets.

Economic hedges, which are hedges with a designated underlying asset and which in certain circumstances offset fluctuations in the underlying asset value, do not always meet the requirements and effectiveness tests laid down by accounting standards for treatment as hedges. The decision to maintain positions that cease to qualify as effective or fail to meet other requirements will depend on the marginal impact on the income statement and how far this might compromise the goal of a stable income statement. In any event, the variations are recognized in the income statement.

2)	Matching of the underlying to one side of the derivative.

This matching basically applies to foreign currency debt and derivatives hedging foreign currency payments by Telefónica Group subsidiaries. The aim is to eliminate the risk arising from changes in foreign currency interest rates. Nonetheless, even when the aim is to achieve perfect hedging for all cash flows, the lack of liquidity in certain markets, especially in Latin American currencies, has meant that historically there have been mismatches between the terms of the hedges and those of the debts they are meant to hedge. The Telefónica Group intends to reduce these mismatches, provided that doing so does not involve disproportionate costs. In this regard, if adjustment does prove too costly, the financial timing of the underlying asset in foreign currency will be modified in order to minimize interest rate risk in foreign currency.

In certain cases, the timing of the underlying as defined for derivative purposes may not be exactly the same as the timing of the contractual underlying.
3)	Matching the company contracting the derivative and the company that owns the underlying.

Generally, the aim is to ensure that the hedging derivative and the hedged asset or liability belong to the same company. Sometimes, however, the holding companies (Telefónica, S.A. and Telefónica Internacional, S.A.) have arranged hedges on behalf of a subsidiary that owns the underlying asset. The main reasons for separating the hedge and the underlying asset were possible differences in the legal validity of local and international hedges (as a result of unforeseen legal changes) and the different credit ratings of the counterparties (of the Telefónica Group companies as well as those of the banks).

4)	Ability to measure the derivative’s fair value using the valuation systems available to the Telefónica Group.

The Telefónica Group uses a number of tools to measure and manage risks in derivatives and debt. The main ones are Kondor+, licensed by Reuters, which is widely used by financial institutions, and MBRM specialist financial calculator libraries.

5)	Sale of options only when there is an underlying exposure.

The Telefónica Group considers the sale of options when: i) there is an underlying exposure (on the consolidated statement of financial position or associated with a highly probable cash outflow) that would offset the potential loss for the year if the counterparty exercised the option, or ii) the option is part of a structure in which another derivative offsets any loss. The sale of options is also permitted in option structures where, at the moment they are taken out, the net premium is either positive or zero.

For instance, it would be possible to sell short-term options on interest rate swaps that entitle the counterparty to receive a certain fixed interest rate, below the level prevailing at the time the option was sold. This would mean that if rates fell and the counterparty exercised its option, the Group would swap part of its debt from floating rate to a lower fixed rate, having received a premium.

6)	Hedge accounting
The main risks that may qualify for hedge accounting are as follows:
•	Variations in market interest rates (either money-market rates, credit spreads or both) that affect the value of the underlying asset or the measurement of the cash flows;
•	Variations in exchange rates that change the value of the underlying asset in the company’s functional currency and affect the measurement of the cash flow in the functional currency;
•
Variations in the volatility of any financial variable, asset or liability that affect either the valuation or the measurement of cash flows on debt or investments with embedded options, whether or not these options are separable; and

•	Variations in the valuation of any financial asset, particularly shares of companies included in the portfolio of “Available-for-sale financial assets”.

Regarding the underlying:
•	Hedges can cover all or part of the value of the underlying;
•	The risk to be hedged can be for the whole period of the transaction or for only part of the period; and
•
The underlying may be a highly probable future transaction, or a contractual underlying (loan, foreign currency payment, investment, financial asset, etc.) or a combination of both that defines an underlying with a longer term.

This may on occasion mean that the hedging instruments have longer terms than the related contractual underlying. This happens when the Group enters into long-term swaps, caps or collars to protect ourselves against interest rate rises that may raise the financial expense of its promissory notes, commercial paper and some floating rate loans which mature earlier than their hedges. These floating rate financing programs are highly likely to be renewed and

Telefónica commits to this by defining the underlying asset in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge.
Hedges can be of three types:
•	Fair value hedges.
•
Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instrument used is options and only the intrinsic value of the option is recognized as an effective hedge. Changes in the time value of options are recognized in the income statement. To prevent excessive swings in the income statement from changes in time value, the hedging ratio (amount of options for hedging relative to the amount of options not treated as hedges) is assigned dynamically, as permitted by the standard.

•
Hedges of net investment in consolidated foreign subsidiaries. Generally such hedges are arranged by the parent company and the other Telefónica’s holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that the debt market in the currency concerned is too thin to accommodate the required hedge (for example, the Czech crown and pounds sterling), or that an acquisition is made in cash with no need for market financing. In these circumstances derivatives, either forwards or cross-currency swaps are used to hedge the net investment.

Hedges can comprise a combination of different derivatives.

Management of accounting hedges is not static, and the hedging relationship may change before maturity. Hedging relationships may change to allow appropriate management that serves the Group’s stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting share capital. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in perceived risk on the underlying or a change in market view. Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented. To gauge the efficiency of transactions defined as accounting hedges, the Group analyzes the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model.

The main guiding principles for risk management are laid down by Telefónica’s Finance Department and implemented by company chief financial officer (who is responsible for balancing the interests of each company and those of the Telefónica Group). The Corporate Finance Department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks. New companies joining the Telefónica Group as a result of mergers or acquisitions may also need time to adapt.

The breakdown of the financial results recognized in 2010, 2009 and 2008 is as follows:

(Millions of euros)	2010	2009	2008
Interest income	454	528	589
Dividends received	40	45	67
Other financial income	266	151	217
Interest expenses	(2,514)	(3,036)	(3,333)
Ineffective portion of cash flow hedges	(16)	(17)	(71)
Accretion of provisions and other liabilities	(145)	(254)	(453)
Changes in fair value of financial assets at fair value through profit or loss	25	124	341
Changes in fair value of financial liabilities at fair value through profit or loss	(39)	(132)	(115)
Transfer from equity to profit and loss from cash flow hedges	(73)	77	(50)
Transfer from equity to profit and loss from available-for-sale assets	(202)	4	142
(Gain)/loss on fair value hedges	168	(427)	912
Loss/(gain) on adjustment to items hedged by fair value hedges	(211)	439	(883)
Other expenses	(290)	(269)	(184)

Net finance costs excluding foreign exchange differences	(2,537)	(2,767)	(2,821)

The breakdown of Telefónica’s derivatives at December 31, 2010, their fair value at year-end and the expected maturity schedule are as set forth in the table below:

		Maturity (notional amount) (*)
Millions of euros	Fair value: at				Subsequent
Derivatives	12/31/10 (**)	2011	2012	2013	years	Total
Interest rate hedges	(355)	(5,850)	60	(2,083)	7,202	(671)
Cash flow hedges	266	(3,504)	556	(438)	8,487	5,101
Fair value hedges	(621)	(2,346)	(496)	(1,645)	(1,285)	(5,772)

Exchange rate hedges	(405)	1,329	113	579	4,323	6,344
Cash flow hedges	(404)	1,206	113	579	4,323	6,221
Fair value hedges	(1)	123	—	—	—	123

Interest and exchange rate hedges	(31)	253	272	1,162	2,595	4,282
Cash flow hedges	(87)	191	246	1,148	2,252	3,837
Fair value hedges	56	62	26	14	343	445

Hedge of net investment in foreign operations	(234)	(2,221)	(118)	(160)	(1,030)	(3,529)

Derivatives not designated as hedges	(411)	4,839	318	(289)	(428)	4,440
Interest rate	(245)	4,231	426	(427)	(1,316)	2,914
Exchange rate	(168)	528	(107)	138	888	1,447
Interest and exchange rate	2	80	(1)	—	—	79

(*)	For hedges, the positive amount is in terms of fixed “payment.”

For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.

(**)	Positive amounts indicate payables.

The breakdown of Telefónica’s derivatives at December 31, 2009, their fair value at year-end and the expected maturity schedule are as set forth in the table below:

		Maturity (notional amount) (*)
Millions of euros	Fair value: at				Subsequent
Derivatives	12/31/09 (**)	2010	2011	2012	years	Total
Interest rate hedges	(282)	3,044	(103)	163	(2,520)	584
Cash flow hedges	147	1,769	1,143	659	3,024	6,595
Fair value hedges	(429)	1,275	(1,246)	(496)	(5,544)	(6,011)

Exchange rate hedges	1,055	1,792	788	112	4,900	7,592
Cash flow hedges	1,055	1,797	788	112	4,900	7,597
Fair value hedges	—	(5)	—	—	—	(5)

Interest and exchange rate hedges	157	14	(419)	(314)	(281)	(1,000)
Cash flow hedges	152	51	(426)	(171)	(360)	(906)
Fair value hedges	5	(37)	7	(143)	79	(94)

Hedge of net investment in foreign operations	(276)	(2,555)	(958)	(113)	(868)	(4,494)

Derivatives not designated as hedges	(612)	6,110	341	388	(744)	6,095
Interest rate	(299)	5,532	413	483	(1,770)	4,658
Exchange rate	(270)	738	(9)	(28)	1,026	1,727
Interest and exchange rate	(43)	(160)	(63)	(67)	—	(290)

The Company also has debt assigned to the investment of 944 million US dollars, 2,643 million pounds sterling and 302 million Czech crowns (data in equivalent euros).

(*)	For hedges, the positive amount is in terms of fixed “payment.”

For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.

(**)	Positive amounts indicate payables.
A list of derivative products entered into at December 31, 2010 and 2009 is provided in Appendix III.
(17)	INCOME TAX MATTERS
Consolidated tax group
Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns for certain Group companies. The consolidated tax group comprised 46 companies in 2010 (40 in 2009).
Deferred taxes
The movements in deferred taxes in 2010 and 2009 are as follows:

	Millions of euros
	Deferred tax	Deferred tax
	assets	liabilities
Balance at December 31, 2009	5,971	3,082
Additions	1,221	586
Disposals	(2,270)	(421)
Transfers	(16)	365
Translation differences and hyperinflation adjustments	207	312
Company movements and others	580	2,150

Balance at December 31, 2010	5,693	6,074

	Millions of euros
	Deferred tax	Deferred tax
	assets	liabilities
Balance at December 31, 2008	6,980	3,576
Additions	771	188
Disposals	(811)	(955)
Transfers	(864)	(51)
Net international movements	(106)	324
Company movements and others	1	—

Balance at December 31, 2009	5,971	3,082

Expected realization of deferred tax assets and liabilities
In the majority of cases, realization of the Group’s deferred tax assets and liabilities depends on the future activities carried out by its different companies, tax regulations in the different countries in which these companies operate, and on strategic decisions affecting the companies. In this regard, the expected realization is based on a series of assumptions that may be altered as the corresponding situations continue to develop. Under the assumptions made, the estimated realization of deferred tax assets and liabilities recognized in the statement of financial position at December 31, 2010 is as follows:

		Less than 1	More than 1
12/31/2010	Total	year	year
Deferred tax assets	5,693	1,837	3,856
Deferred tax liabilities	6,074	382	5,692
Tax credits for loss carryforwards
The available tax loss carryforwards in Spain at December 31, 2010 at the main Group companies amounted to 4,063 million euros (3,643 million euros for companies belonging to the Tax Group).
The consolidated statement of financial position at December 31, 2010 includes a 526 million euro deferred tax asset corresponding to 1,753 million euros of recognized tax loss carryforwards in Spain
The 2002 tax return included a negative adjustment of 2,137 million euros from Telefónica Móviles, S.A. (now Telefónica, S.A.) arising through the transfer of certain holdings of Group companies acquired in previous years, which was challenged by the Spanish tax authorities. The challenging of this adjustment in the tax audit has not affected the consolidated financial statements as in accordance with past rulings by the tax authorities, which differed from the interpretation put forward by the Company, the Company decided then not to recognize it.
In relation to the sale by Terra Networks, S.A. (now Telefónica, S.A.) of its stake in Lycos Inc. in 2004, the Company began procedures to recognize a higher tax loss of up to 7,418 million euros because of measuring as acquisition value for tax purposes, the market value of Lycos Inc. shares received, rather than their carrying amount, in conformity with Article 159 of the Spanish Corporation Law. No effect on the consolidated financial statements has been considered until the Company receives a definitive ruling on this procedure.
The O2 Germany group has tax credits and deductible temporary differences incurred in prior years amounting to 8,432 million euros, of which 427 million euros have been recognized as deferred tax assets in line with the prospects of generating future taxable earnings. These losses were generated by O2 Germany and the rest of the German subsidiaries of the Telefónica Group prior to the acquisition of the O2 Group. These tax credits do not expire.

Unused tax credits recognized in the consolidated statement of financial position at the Latin American subsidiaries at December 31, 2010 amounted to 685 million euros.
Deductions
The Group has recognized an amount of 73 million euros of unused tax credits, generated primarily from export activity, in the consolidated statement of financial position at December 31, 2010.
Temporary differences
Temporary differences are generated as a result of the difference between tax bases of the assets and liabilities and their respective carrying amounts. Deductible temporary differences, tax deductions and credits and tax loss carryforwards give rise to deferred tax assets on the consolidated statement of financial position, whereas taxable temporary differences in tax bases give rise to deferred tax liabilities on the consolidated statement of financial position. The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2010 and 2009 are as follows:

	Millions of euros
	2010		2009
	Deferred tax	Deferred tax	Deferred tax	Deferred tax
	assets	liabilities	assets	liabilities
Property, plant and equipment	273	467	922	395
Intangible assets	265	4,522	225	2,084
Personnel commitments	956	—	1,088	3
Provisions	1,172	81	769	30
Investments in subsidiaries, associates and joint ventures	443	532	626	147
Other	873	472	702	423

Total	3,982	6,074	4,332	3,082

The net movements of assets and liabilities resulting from temporary differences recognized directly in equity in 2010 and 2009 amounts to 63 million euros and 212 million euros, respectively, as shown in the consolidated statement of comprehensive income.
Tax payables and receivables
Current tax payables and receivables at December 31, 2010 and 2009 are as follows:

	Millions of euros
	Balance at	Balance at
	12/31/10	12/31/09
Taxes payable:
Tax withholdings	124	118
Indirect taxes	1,164	897
Social security	228	178
Current income taxes payable	695	872
Other	611	701

Total	2,822	2,766

	Millions of euros
	Balance at	Balance at
	12/31/10	12/31/09
Tax receivables:
Indirect tax	775	662
Current income taxes receivable	338	377
Other	218	207

Total	1,331	1,246

Reconciliation of book profit before taxes to taxable income
The reconciliation between accounting profit and the income tax expense for 2010, 2009 and 2008 is as follows:

	Millions of euros
	2010	2009	2008
Accounting profit before tax	13,901	10,387	10,915

Tax expense at prevailing statutory rate (30%)	4,170	3,116	3,275
Effect of statutory rate in other countries	(52)	(20)	(99)
Variation in tax expense from new taxes	10	(15)	12
Permanent differences	(69)	(402)	243
Changes in deferred tax charge due to changes in tax rate	(21)	—	-
Capitalization of tax deduction and tax relief	(112)	(143)	(175)
Use of loss carryforwards	(134)	(5)	(106)
Increase / (Decrease) in tax expense arising from temporary differences	(42)	(82)	(2)
Other	79	1	(59)

Income tax expense	3,829	2,450	3,089

Breakdown of current/deferred tax expense
Current tax expense	2,455	3,848	3,371
Deferred tax benefit	1,374	(1,398)	(282)

Total income tax expense	3,829	2,450	3,089

The permanent differences arise mainly from events that produce taxable income not recognized in the consolidated income statement, as well as impacts recognized in profit before tax that do not generate taxable profit. Noteworthy in this respect is the portion of the capital gain obtained from the remeasurement of the previously held investment in Brasilcel (see Note 2), as it relates to temporary differences on investments in subsidiaries (see Note 3.n).
In addition, permanent differences for 2010 include the recognition of tax credits in Mexico and Terra Brasil, in the amounts of 75 million euros and 63 million euros, respectively, based on the estimates of taxable income of each of the companies according to the updated business plan.
In addition, a review of recognized tax assets was carried out at the end of the reporting period. As a result, it was determined that the 864 million euros of tax assets recognized at Colombia Telecomunicaciones, S.A. should be derecognized since the company’s revised business plans do not ensure that there will be sufficient taxable profit to allow the deferred tax asset to be utilized.
As described in Note 2, in December 2009, the European Commission released its decision regarding the investigation involving the Kingdom of Spain on the potential consideration of the deduction for tax amortization of the financial goodwill arising on certain foreign shareholding acquisitions as government aid under the provisions of article 12.5 of the revised Spanish Income Tax Law (“TRLIS”), deeming the deduction to be state aid. This decision does not affect investments made before December 21, 2007. As a result of this decision, income tax in the Telefónica Group’s consolidated income statement for the year ended December 31, 2009 was 591 million euros lower due to the reversal of this liability, included in “Permanent differences” for 2009 in the preceding table.

On September 25, 2002, tax inspections commenced at several companies included in tax group 24/90, of which Telefónica is the parent company for the years from 1998 to 2000.
The tax assessments related to this review, which included settlement agreements and imposed fines on Telefónica, were signed by the company in disagreement in October 2004 and July 2005. The total amount of these assessments was 140 million euros.
In April 2007, Telefónica filed an administrative appeal before the National Court of Justice. The company also requested that the execution of the settlements and penalties appealed be suspended by providing the appropriate guarantees.
On February 22, 2010, Telefónica received the notification of the ruling by the National Court of Justice dated February 4, 2010, in which it partially accepted the Company’s allegations.
On May 18, 2010, the National Court of Justice accepted Telefónica, S.A.’s appeal and ruled on April 5, 2010 to refer the case to the Supreme Court. On June 4, 2010, the tax authorities filed an appeal before the Supreme Court against one of the rulings of the National Court of Justice partially accepting Telefónica’s allegations. In January 2011, Telefónica submitted a brief of opposition against that appeal.
In addition, a new tax inspection commenced in June 2006 and concluded in July 2008.
With respect to the tax group’s income tax and in addition to the above with respect to tax amounts considered by Telefónica Móviles, S.A.U. in 2002 (in an amount of 2,137 million euros), the inspection proposed additional adjustments to the tax amounts of approximately 346 million euros. Telefónica the filed an administrative appeal before the Central Administrative Economic Court, which on September 10, 2009 ruled against the interests of the Company.
On November 16, 2009, Telefónica filed an administrative appeal before the National Court of Justice against the resolution of September 10, 2009. Telefónica, S.A. filed the claim in April 2010.
In June 2010, new inspections of various companies in the 24/90 tax group, of which Telefónica, S.A. is the parent, were initiated. The taxes subject to review were corporate income tax for the years 2005 to 2007, VAT, tax withholdings and payments on account in respect of personal income tax, tax on investment income, property tax and nonresident income tax for the years 2006 to 2007.
Meanwhile, after the related inspections, tax assessments were raised by the State Treasury of Sao Paulo against Telecomunicações de São Paulo, S.A. -Telesp (“Telesp”) in relation to the Merchandise Circulation Tax (ICMS) -similar to the VAT levied on telecommunications services- for different periods between 2001 and 2007. The aggregate amount of the assessments, updated to take into account interest, fines and other items, is approximately 587 million euros.
Currently, the majority of the appeals filed are in the contentious or judicial stage.
On February 11, 2011, Telefónica del Perú, S.A.A. was notified of the decision of the tax court concluding the administrative instance in the matter regarding income tax for 2000 and 2001 and the respective payments on account, noted by the tax authorities in 2005. The company decided to appeal the decisions at the judicial level, petitioning the courts to overturn the decision, considering that it based on insufficient legal grounds.
The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain, as a result of the tax audit completed in 2008, the main companies of the tax group are open to inspection for all years from 2005.

In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:
•	The last seven years in Argentina
•	The last five years in Brazil, Mexico, Móviles Colombia and the Netherlands.
•	The last four years in Venezuela, Nicaragua and Peru.
•	The last three years in Chile, Ecuador, El Salvador, the United States and Panama.
•	The last two years in Uruguay.
•	In Europe, the main companies within the O2 Group have open to inspection the last two years in the United Kingdom, the last seven years in Germany, and the last three years in the Czech Republic.
The tax audit of the open years is not expected to give rise to additional material liabilities for the Group.
(18)	DISCONTINUED OPERATIONS
None of the Group’s principal operations were discontinued in 2010, 2009 or 2008.
(19)	REVENUE AND EXPENSES
Revenue from operations:
The breakdown of “Revenue from operations” is as follows:

Millions of euros	2010	2009	2008
Rendering of services	56,434	52,498	53,751
Net sales	4,303	4,233	4,195

Total	60,737	56,731	57,946

Other income
The breakdown of “Other income” is as follows:

	Millions of euros
	2010	2009	2008
Ancillary income	882	584	702
Own work capitalized	737	720	736
Government grants	66	54	59
Gain on disposal of assets	4,184	287	368

Total	5,869	1,645	1,865

The gain on disposal of assets in 2010 includes the capital gain recognized in accordance with IFRS 3 resulting from the remeasurement of the previously held interest in Brasilcel, as described in Note 5, in the amount of 3,797 million euros. It also includes gains on the sale of certain non-strategic Group assets and the sale of Manx, for 260 million euros and 61 million euros, respectively.

The gain on disposal of assets for 2009 primarily included gains of 220 million euros on the sale of Medi Telecom, S.A., while the 2008 amount mainly related to the 143 million euros in income generated on the divestment of Sogecable, S.A.
Also included are gains on the disposal of properties in line with the Telefónica Group’s real estate efficiency plan via the selective sale of properties in Spain and the Czech Republic, which amounted to 3, 47 and 104 million euros in 2010, 2009 and 2008, respectively.
Other expenses
The breakdown of “Other expenses” in 2010, 2009 and 2008 is as follows:

Millions of euros	2010	2009	2008
Leases	1,083	1,068	914
Advertising	1,419	1,123	1,626
Other external services	9,726	7,729	7,539
Taxes other than income tax	1,279	1,203	1,147
Other operating expenses	453	203	250
Change in trade provisions	853	874	748
Losses on disposal of fixed assets and changes in provisions for fixed assets	1	81	88

Total	14,814	12,281	12,312

In 2010, the Group approved firm commitments in connection with the Telefónica Foundation’s social welfare projects, to provide it with adequate financing to enable it to carry out its forecast short and medium-term plans, in the amount of 400 million euros.
Estimated schedule
The estimated payment schedule for the next few years on operating leases, purchase and contractual commitments is as follows:

12/31/10		Less than 1	1 to 3	3 to 5	Over 5
(Millions of euros)	Total	year	years	years	years
Operating leases	8,842	1,327	2,281	1,734	3,500
Purchase and contractual commitments	4,413	1,752	995	582	1,084
The main finance lease transactions are described in Note 22.
Headcount and employee benefits
a) Number of employees
The table below presents the breakdown of the Telefónica Group’s average number of employees in 2010, 2009 and 2008, together with total headcount at December 31 each year. The employees shown for each subgroup include the Telefónica Group companies with similar activities in accordance with segment reporting.

	2010		2009		2008
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	35,313	35,379	35,318	35,338	35,708	35,562
Telefónica Latin America	55,164	60,909	50,709	51,606	49,990	49,849
Telefónica Europe	26,517	25,968	28,249	27,023	28,828	28,888
Subsidiaries and other companies	152,053	162,850	140,875	143,459	137,249	142,736

Total	269,047	285,106	255,151	257,426	251,775	257,035

The number of employees shown in the table above corresponds to the consolidated companies. It is worth highlighting the large number of employees at the various companies of the Atento Group performing contact center activities, whose average and year-end headcount for 2010 were 141,036 and 151,896, respectively.
Of the final headcount at December 31, 2010, approximately 51.5% are women (51.8% and 50.8% at December 31, 2009 and December 31, 2008, respectively).
In 2010, the Group reduced its workforce as part of the integration of its businesses, entailing provisions of 670 million euros in the different companies comprising the Group, including the provision made in Germany for the integration of T. O2 Germany and HanseNet in an amount of 202 million euros.
b) Employee benefits
The Telefónica Group has arranged a defined-contribution pension plan for its employees in Spain. Under this plan, the company makes contributions of 4.51% of the regular base salary (6.87% for employees of Telefónica de España, S.A.U. whose hiring date was prior to June 30, 1992). This is in addition to a 2.21% compulsory contribution by each participant. This plan is entirely externalized in outside funds.
At December 31, 2010, a total of 51,572 Group employees were covered by the pension plans managed by the subsidiary Fonditel Entidad Gestora de Fondos de Pensiones, S.A. (52,912 and 54,819 at December 31, 2009 and 2008, respectively). The contributions made by the various companies in 2010 amounted to 99 million euros (97 million euros and 98 million euros in 2009 and 2008, respectively).
Furthermore, in 2006, the Group approved a Pension Plan for Senior Executives, wholly funded by the company, which complements the previous plan. This plan envisages annual defined contributions equivalent to specific percentages of the executives’ fixed remuneration, in accordance with their professional category, and extraordinary contributions in accordance with the circumstances of each executive, payable in line with the conditions of said Plan. No provision was made for this plan as it has been fully externalized.
Depreciation and amortization
The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2010	2009	2008
Depreciation of property, plant and equipment	6,159	6,095	6,303
Amortization of intangible assets	3,144	2,861	2,743

Total	9,303	8,956	9,046

Earnings per share
Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.
Diluted earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent (adjusted for any dilutive effects inherent in converting potential ordinary shares issued) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.
Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

	Millions of euros
	2010	2009	2008
Profit attributable to ordinary equity holders of the parent from continuing operations	10,167	7,776	7,592
Profit attributable to ordinary equity holders of the parent from discontinued operations	—	—	—
Total profit attributable to equity holders of the parent for basic earnings	10,167	7,776	7,592
Adjustment for dilutive effects of the conversion of potential ordinary shares	—	—	—
Total profit attributable to equity holders of the parent for diluted earnings	10,167	7,776	7,592

	Thousands
Number of shares	2010	2009	2008
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	4,522,228	4,552,656	4,645,852
Telefónica, S.A. “Performance Share Plan” share option plan	6,017	7,908	5,182
Weighted average number of ordinary shares (excluding treasury shares) outstanding for diluted earnings per share	4,528,245	4,560,564	4,651,034
The denominators used in the calculation of both basic and diluted earnings per share have been adjusted to reflect any transactions that changed the number of shares outstanding without a corresponding change in equity as if they had taken place at the start of the first period under consideration.
There have been no transactions involving existing or potential ordinary shares between the end of the year and the date of preparation of the consolidated financial statements.
Basic and diluted earnings per share attributable to equity holders of the parent broken down by continuing and discontinued operations are as follows:

	Continuing operations			Discontinued operations			Total
Figures in euros	2010	2009	2008	2010	2009	2008	2010	2009	2008
Basic earnings per share	2.25	1.71	1.63	—	—	—	2.25	1.71	1.63
Diluted earnings per share	2.25	1.71	1.63	—	—	—	2.25	1.71	1.63
(20)	SHARE-BASED PAYMENT PLANS

At year-end 2010, 2009 and 2008, the Telefónica Group had the following shared-based payment plans linked to the share price of Telefónica, S.A. The main plans in force at the end of 2010 are as follows:

a)	Telefónica, S.A. share plan: “Performance Share Plan”

At the General Shareholders’ Meeting of Telefónica, S.A. on June 21, 2006, its shareholders approved the introduction of a long-term incentive plan for managers and senior executives of Telefónica, S.A. and other Telefónica Group companies. Under this plan, selected participants who met the qualifying requirements were given a certain number of Telefónica, S.A. shares as a form of variable compensation.

The plan was initially intended to last seven years. It is divided into five phases, each three years long, beginning on July 1 (the “Start Date”) and ending on June 30 three years later (the “End Date”). At the start of each phase the number of shares to be awarded to Plan beneficiaries is determined based on their success in meeting targets set. The shares are delivered, assuming targets are met, at the End Date of each phase. Each phase is independent from the others. The first started on July 1, 2006 (with shares delivered on July 1, 2009) and the fifth phase begins on July 1, 2010 (with any shares to be delivered from July 1, 2013).

Award of the shares is subject to a number of conditions:
–	The beneficiary must continue to work for the company throughout the three years of the phase, subject to certain special conditions related to departures.

–
The actual number of shares awarded at the end of each phase will depend on success in meeting targets and the maximum number of shares assigned to each executive. Success is measured by comparing the Total Shareholder Return (“TSR”), which includes both share price and dividends offered by Telefónica shares, with the TSRs offered by a basket of listed telecoms companies that comprise the comparison group. Each employee who is a member of the plan is assigned at the start of each phase a maximum number of shares. The actual number of shares awarded at the end of the phase is calculated by multiplying this maximum number by a percentage reflecting their success at the date in question. This will be 100% if the TSR of Telefónica is equal to or better than that of the third quartile of the Comparison Group and 30% if Telefónica’s TSR is in line with the average. The percentage rises linearly for all points between these two benchmarks. If the TSR is below average no shares are awarded.

June 30, 2009 marked the end of the first phase of this plan, which entailed the following maximum number of shares allocated:

	No. of	Unit
	shares	value	End date
1st phase July 1, 2006	6,530,615	6.43	June 30, 2009
With the maturity of the plan, in July 2009 a total of 3,309,968 shares (corresponding to a total of 4,533,393 gross shares less a withholding of 1,224,610 shares prior to delivery at the option of the employee) were delivered to Telefónica Group directors included in the first phase. The shares delivered were deduced from the Company’s treasury shares in 2009.

All the shares included in the first phase of the plan were hedged with a derivative instrument acquired in 2006. The cost of this instrument was 46 million euros, which in unit terms is 6.43 euros per share. At June 30, 2009, the bank with which the financial instrument was entered into delivered the contracted shares to Telefónica, S.A. These were accounted for as treasury shares.
The second phase of the plan matured on June 30, 2010, with the maximum number of shares allocated as follows:

	No. of	Unit
	shares	value	End date
2nd phase July 1, 2007	5,556,234	7.70	June 30, 2010
With the maturity of the second phase of the plan, in July 2010 a total of 2,964,437 shares (corresponding to a total of 4,091,071 gross shares less a withholding of 1,132,804 shares prior to delivery, at the option of the employee) were delivered to Telefónica Group directors included in the second phase. The shares delivered were deduced from the Company’s treasury shares in 2010.
The maximum number of the shares issuable in each of the three outstanding phases at December 31, 2010 is as follows:

	No. of	Unit
Phase	shares	value	End date
3rd phase July 1, 2008	5,286,980	8.39	June 30, 2011
4th phase July 1, 2009	6,356,597	8.41	June 30, 2012
5th phase July 1, 2010	5,025,657	9.08	June 30, 2013
This plan is equity-settled via the delivery of shares to the participants. Accordingly, a balancing entry for the 42, 43 and 38 million euros of employee benefits expenses recorded in 2010, 2009 and 2008, respectively, was made in equity.
For the sole purpose of ensuring the shares necessary at the end of the phase begun in 2008 (the third phase of the plan), Telefónica, S.A. purchased an instrument from a financial institution that will deliver to Telefónica, at the end of the phase, a total of 2,500,000 shares, part of the shares necessary to settle the phase. This instrument is indexed to the success of the plan; i.e. the instrument has the features as the plan. The cost of the financial instrument was 25 million euros, equivalent to 9.96 euros per option (see Note 16).
For the fourth phase of the Plan, Telefónica, S.A. acquired an instrument from a financial institution with the same features of the plan, whereby at the end of the phase, Telefónica will obtain part of the shares necessary to settle the phase (4,000,000 shares). The cost of the financial instrument was 34 million euros, equivalent to 8.41 euros per option (see Note 16).
b)	Telefónica, S.A. share option plan targeted at Telefónica Europe: “Performance Cash Plan”

In addition to the Performance Share Plan, another plan called the Performance Cash Plan, operating under the same conditions as the Performance Share Plan is targeted at Telefónica Europe. This plan entails delivery to this segment’s executives of a specific number of theoretical options in Telefónica, S.A. which, in the event, would be cash-settled at the end of each phase via a payment equivalent to the market value of the shares on settlement date up to a maximum of three times the notional value of the shares at the delivery date.

The value of theoretical options is established as the average share price in the 30 days immediately prior to the start of each phase, except for the first phase, where the average share price during the 30 days immediately prior to May 11, 2006 (12.83 euros) was taken as the reference.

The estimated duration of this plan is also 7 years, with 5 phases, each of 3 years, commencing on July 1 of each year, starting in 2006.

Like the Telefónica, S.A. Performance Share Plan, the performance rate for setting payments is measured based on the TSR on Telefónica shares with respect to the comparison group’s TSRs, in line with the following criteria:

•	Below average: 0%

•	Average: 30%

•	Equal to or higher than the third quartile: 100%
The number of options assigned at December 31, 2010 was 364,601 (412,869 at December 31, 2009).

The fair value at December 31, 2010 of the options delivered in each phase in force at that time was 16.97 euros per option.

This value is calculated by taking the Telefónica share price and including the estimated TSR and is updated at each year end.
c)	Telefónica, S.A. global share plan: “Global Employee Share Plan”

At the June 23, 2009 General Shareholders’ Meeting of Telefónica, S.A., the shareholders approved the introduction of a Telefónica, S.A. share incentive plan for all employees of the Telefónica Group worldwide, with certain exceptions. Under this plan, participants that meet the qualifying requirements are offered the possibility of acquiring Telefónica, S.A. shares, with this company assuming the obligation of giving participants a certain number of Telefónica, S.A. shares free of charge.

The initial duration of the plan is intended to be two years. Employees subscribed to the plan can acquire Telefónica, S.A. shares through monthly installments of up to 100 euros (or the local currency equivalent), up to a maximum of 1,200 euros over a twelve-month period of (acquisition period). The delivery of shares will occur, where applicable, when the plan is consolidated, as of September 1, 2012, subject to a number of conditions:

–	The beneficiary must continue to work for the company throughout the two-year duration of the plan (consolidation period), subject to certain special conditions related to departures.

–
The actual number of shares to be delivered at the end of the consolidation period will depend on the number of shares acquired and retained by each employee. Each employee who is a member of the plan, has remained a Group employee, and has retained the shares acquired for an additional twelve-month period after the acquisition date, will be entitled to receive one free share per share acquired and retained at the end of the consolidation period.

The acquisition period began in August 2010, and at December 31, 2010, 41,152 employees had adhered to the plan. This plan will be settled via the delivery of shares to employees, accordingly, the offsetting entry to the related personnel expenses of 11 million euros recognized in 2010 was recorded in equity.

(21)	OTHER INFORMATION
a)	Litigation and arbitration

Telefónica and its group companies are party to several lawsuits or proceedings that are currently in progress in the law courts and administrative and arbitration bodies of the various countries in which the Telefónica Group is present.

Considering the reports of the Company’s legal advisors regarding these proceedings, it is reasonable to assume that this litigation or cases will not materially affect the financial position or solvency of Telefónica Group, regardless of the outcome.

Among unresolved cases or those underway in 2010 (see Note 17 for details of tax-related cases), the following are of special note:
1.	Contentious proceedings in connection with the merger between Terra Networks, S.A. and Telefónica

On September 26, 2006, Telefónica was notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract in respect of the terms and conditions set forth in the Prospectus of the Initial Public Offering of shares of Terra Networks, S.A. dated October 29, 1999. This claim was rejected via a ruling issued on September 21, 2009, and the appellants were charged for the court costs. This ruling was appealed on December 4, 2009.

On June 16, 2010, Telefónica was notified of the written appeal filed by the appellants. Telefónica rejected this appeal, which the Court accepted as filed on January 5, 2011.
2.	Appeal for judicial review of the Spanish Competition Court (TDC) ruling of April 1, 2004

On April 1, 2004, the TDC ruled that Telefónica de España had engaged in unfair trade practices prohibited under Article 6 of Antitrust Law 16/1989, dated July 17, and Article 82 of the EC Treaty, consisting in the abuse of a dominant market position, by conditioning the provision of certain services to the non-existence of predialing arrangements with rival operators and running disloyal advertising campaigns. It imposed a fine of 57 million euros.

Telefónica de España filed an appeal for judicial review of this decision. On January 31, 2007, the National Appellate Court ruled in favor of the appeal, thereby overturning the TDC’s ruling. The State attorney filed an appeal to overturn the Supreme Court ruling on January 15, 2008, which Telefónica contested in July of 2008.

On April 20, 2010, the Supreme Court issued a ruling upholding the decision of the National Appellate Court overturning the TDC’s ruling, depriving of effect the 57 million euro fine imposed on Telefónica de España and ending the review.

3.	Cancellation of the UMTS license granted to Quam GMBH in Germany

In December 2004, the German Telecommunications Market Regulator revoked the UMTS license granted in 2000 to Quam GmbH, in which Telefónica has a stake. After obtaining a suspension of the revocation order, on January 16, 2006, Quam GmbH filed a suit against the order with the German courts. This claim sought two objectives: 1) to overturn the revocation order issued by the German Telecommunications Market Regulator, and 2) if this failed, to be reimbursed for the total or partial payment of the original amount paid for the license; i.e. 8,400 million euros.

This claim was rejected by the Cologne Administrative Court. Quam GmbH appealed the decision before the Supreme Administrative Court of North Rhine-Westphalia, which also rejected its appeal.

Lastly, Quam GmbH filed a new appeal, at third instance, before the Federal Supreme Court for Administrative Cases. This appeal was accepted in June 2010. In September 2010, the Court received the legal grounds for the appeal. A decision is currently pending in the matter.

4.	Appeal against the European Commission ruling of July 4, 2007 against Telefónica de España’s broadband pricing policy

On July 9, 2007, Telefónica was notified of the decision issued by the European Commission (“EC”) imposing a fine of approximately 152 million euros for breach of the former article 82 of EC Treaty rules by charging unfair prices between whole and retail broadband access services. The ruling charged Telefónica with applying a margin squeeze between the prices it charged competitors to provide regional and national wholesale broadband services and its retail broadband prices using ADSL technology between September 2001 and December 2006.

On September 10, 2007, Telefónica and Telefónica de España filed an appeal to overturn the decision before the General Court of the European Union. The Kingdom of Spain, as an interested party, also lodged an appeal to overturn the decision. Meanwhile, France Telecom and the Spanish Association of Bank Services Users (AUSBANC) filed requests to intervene, which the General Court admitted. On November 4, 2010, the European Competitive Telecommunications Association filed a request to intervene in support of the conclusions of the EC.

5.
Claim against the decision by Agencia Nacional de Telecomunicações (ANATEL) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (FUST)

Vivo Group operators, together with other wireless operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the Fund for Universal Access to Telecommunications Services (Fundo de Universalização de Serviços de Telecomunicações or FUST for its initials in Portuguese) —a fund to pay for the obligations to provide universal service- with retroactive application from 2000. On March 13, 2006, the Brasilia Federal Regional Court granted the injunction requested by the appellants, preventing ANATEL’s decision from being applied.

On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1. This appeal is pending resolution.

At the same time, Telesp and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s decision of December 16, 2005, also obtaining injunctions. On June 21, 2007, Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues and expense in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008 before Brasilia Federal Regional Court no. 1.

6.	Public civil procedure by the Sao Paulo government against Telesp for alleged reiterated malfunctioning in the services provided by Telesp and compensation for damages to the customers affected

This proceeding was filed by the Public Ministry of the State of Sao Paulo for alleged reiterated malfunctioning in the services provided by Telesp, seeking compensation for damages to the customers affected. A general claim is filed by the Public Ministry of the State of Sao Paulo, for 1,000 million Brazilian reais (approximately 449 million euros at the December 31, 2010 exchange rate), calculated on the company’s revenue base over the last five years.

In April 2010, a ruling in first instance convicting the Telefónica Group was issued. On May 5, 2010, Telesp filed an appeal before the Sao Paolo Court of Justice, suspending the effect of the ruling.
b)	Commitments
Agreements with Portugal Telecom (Brazil)

In accordance with the agreement signed on July 28, 2010 between Telefónica and Portugal Telecom described in Note 5 for the acquisition by Telefónica of shares representing 50% of the capital stock of Brasilcel, Telefónica still has to make the third and final payment in the amount of 2,000 million euros, due on October 31, 2011. Regarding the final payment, Portugal Telecom may request that this final payment is made early, on July 29, 2011, in which case the acquisition cost (and, accordingly, the amount of the final payment) would be reduced by approximately 25 million euros.

In addition, and within the scope of the same transaction, on October 26, 2010, Telefónica announced a tender offer for the voting shares of Vivo not held by Brasilcel and which represent, approximately, 3.8% of Vivo’s outstanding share capital, subject to regulatory approval. The maximum amount of the offer amounted to approximately 800 million euros, assuming a 100% acceptance of the offer. The tender offer was approved by the Brazilian market regulator on February 11, 2011 (see Note 24).

On December 27, 2010, Vivo Participaçoes and Telecomunicaçoes de Sao Paulo (“Telesp”) announced the start of a potential merger of the shares of Vivo into the share capital of Telesp through a share swap, to be carried out in 2011. The aim of the proposal is to simplify Vivo’s and Telesp’s shareholder and organizational structure, while bolstering the Telefónica Group’s competitive position in the Brazilian market

Telefónica Internacional, S.A.U. as strategic partner of Colombia Telecomunicaciones, S.A. ESP

Pursuant to the terms of the Framework Investment Agreement signed on April 18, 2006 between Telefónica Internacional, S.A.U., the Colombian government and Colombia Telecomunicaciones, S.A. ESP, shareholders of Colombia Telecomunicaciones, S.A. ESP may offer, from April 28, 2006, at any time and in a single package, all the shares they hold in Colombia Telecomunicaciones, S.A. ESP to Telefónica Internacional, S.A.U., who shall be obliged to acquire them, directly or via one of its subsidiaries. The sale/purchase price of each share will be determined based on the per share valuation of each share offered for sale by an independent investment bank designated by agreement between the two parties.

Guarantees provided for Ipse 2000 (Italy)

The Telefónica Group had provided guarantees for the Italian company Ipse 2000 S.p.A. (holder of a UMTS license in Italy and in which the Company has a stake through Solivella B.V.) to ensure the amounts payable to the Italian government in connection with the grant of the license.

In November 2010, the last of the 10 monthly payments scheduled was paid. Therefore, the guarantee expired on that day. Pending is the release letter to be issued by the Italian government.

The contingencies arising from the litigation and commitments described above were evaluated (see Note 3.1) when the consolidated financial statements for the year ended December 31, 2010 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.

c)	Environmental matters

Through its investees and in line with its environmental policy, the Telefónica Group has undertaken various environmental-management initiatives and projects. In 2010 and 2009 these initiatives and projects resulted in expenditure and investment for insignificant amounts, which were recognized in the consolidated income statement and consolidated statement of financial position, respectively.

The Group has launched various projects with a view to reducing the environmental impact of its existing installations, with project costs being added to the cost of the installation to which the project relates.

In addition, in line with its commitment to the environment, the Group announced the creation of a Climate Change Office to provide a framework for strategic and RD&I projects in the quest for energy efficient solutions. This initiative entails the launch and implementation of solutions in each area that contributes to optimizing the company’s processes (operations, suppliers, employees, customers and society).

•	In the area of operations, the main objective is to develop and implement projects that will allow for more efficient networks and systems by reducing and optimizing energy consumption.

•	In the area of suppliers, active efforts are underway to include energy efficiency criteria in the purchasing process for all product lines in the Telefónica Group’s value chain.

•	In the area of employees, the aim is to foster among the Company’s employees a culture of respect and awareness regarding the environment and energy saving.

•	In the area of customers, work is being carried out to better leverage ICTs (information and communication technologies) and increase energy efficiency with the objective of reducing carbon emissions.

•	And finally, in the area of society, the objective is to promote change in citizens’ behavior through actions by the Telefónica Group.

The Group has also rolled out internal control mechanisms sufficient to pre-empt any environmental liabilities that may arise in future, which are assessed at regular intervals either by Telefónica staff or renowned third-party institutions. No significant risks have been identified in these assessments.

d)	Auditors’ fees

The fees paid to the various member firms of the Ernst & Young international organization, to which Ernst & Young, S.L. (the auditors of the Telefónica Group) belongs, amounted to 27.71 million euros and 24.07 million euros in 2010 and 2009, respectively.

The detail of these amounts is as follows:

	Millions of euros
	2010	2009
Audit services (1)	25.75	22.62
Audit-related services (2)	1.92	1.40
Tax services (3)	0.03	0.01
All other services (4)	0.01	0.04

TOTAL	27.71	24.07

(1)
Audit services: services included under this heading are mainly the audit of the annual and reviews of interim financial statements, work to comply with the requirements of the Sarbanes-Oxley Act (Section 404) and the review of the 20-F report to be filed with the US Securities and Exchange Commission (SEC).

(2)
Audit-related services: This heading mainly includes services related to the review of the information required by regulatory authorities, agreed financial reporting procedures not requested by legal or regulatory bodies and the review of corporate responsibility reports.

(3)	Tax services: the services included under this heading relate to the review of tax obligations.

(4)	All other services: the services included under this heading relate to training.
Ernst & Young’s fees include amounts in respect of fully and proportionately consolidated Telefónica Group companies. A total of 0.04 million euros and 1.17 million euros, respectively, corresponding to 50% of the fees by proportionally consolidated companies, were included in 2010 and 2009, respectively.
Fees paid to other auditors in 2010 and 2009 amounted to 28.10 million euros and 21.60 million euros, respectively, as follows:

	Millions of euros
	2010	2009
Audit services	0.75	0.86
Audit-related services	1.26	2.17
Tax services	7.29	3.95
All other services	18.80	14.62

TOTAL	28.10	21.60

Other auditors’ fees include amounts in respect of fully and proportionately consolidated Telefónica Group companies. In 2010 and 2009, a total of 0.02 million euros and 0.24 million euros, respectively, corresponding to 50% of the fees by proportionately consolidated companies, were included.

The amounts disclosed above for 2010 included the fees of Ernst & Young and other auditors in respect of 100% of the consolidated Vivo Group, as this was a controlled interest at year end. In 2009, 50% of these fees were included.
e)	Trade and other guarantees
The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids (see Note 16) and in the ordinary course of its business. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees and deposits issued.
f)	Directors’ and Senior executives’ compensation and other benefits
The compensation of Telefónica, S.A.’s Directors is governed by Article 28 of the Bylaws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors. In this respect, on April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros. This includes a fixed payment and fees for attending meetings of the Board of Director’s advisory or control Committees. In addition, the compensation provided for in the preceding paragraphs, deriving from membership on the Board of Directors, shall be compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.
Therefore, the compensation paid to Telefónica Directors in their capacity as members of the Board of Directors, the Executive Commission and/or the advisory and control Committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s advisory or control Committees. In this respect, it was also agreed that executive Board members, other than the Chairman would not receive the fixed amounts established for their directorships, but only receive the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.
The following table presents the fixed amounts established for membership to the Telefónica Board of Directors, Executive Commission and the advisory or control Committees:

(Euros)		Executive	Advisory or Control
Position	Board of Directors	Commission	Committees
Chairman	300,000	100,000	28,000
Vice Chairman	250,000	100,000	—
Board member:
Executive	—	—	—
Proprietary	150,000	100,000	14,000
Independent	150,000	100,000	14,000
Other external	150,000	100,000	14,000

In addition, the amounts paid for attendance at each of the Advisory or Control Committee meetings is 1,250 euros.
Total compensation paid to Telefónica’s Directors for discharging their duties in 2010 amounted to 4,136,167 euros in fixed compensation and 321,250 euros in fees for attending the Board’s Advisory or Control Committees meetings. It should also be noted that the compensation paid to Company Directors sitting on the Boards of other Telefónica Group companies amounted to 1,780,898 euros. In addition, the Company Directors who are members of the regional advisory Committees, including the Telefónica Corporate University Advisory Council, received a total of 556,250 euros in 2010.
The following table presents the breakdown by item of the compensation and benefits paid to Telefónica’s Directors for discharging their duties in 2010:

			Other Board
			Committees
(Euros)	Board of	Executive	Fixed	Attendance
Board Members	Directors	Commission	payment	fees	TOTAL
Chairman
Mr. César Alierta Izuel	300,000	100,000	—	—	400,000
Vice chairmen
Mr. Isidro Fainé Casas	250,000	100,000	—	—	350,000
Mr. Vitalino Manuel Nafría Aznar	250,000	—	56,000	26,250	332,250
Members
Mr. Julio Linares López	—	—	—	—	—
Mr. José María Abril Pérez	150,000	100,000	14,000	3,750	267,750
Mr. José Fernando de Almansa Moreno-Barreda	150,000	—	56,000	26,250	232,250
Mr. José María Álvarez-Pallete López	—	—	—	—	—
Mr. David Arculus	150,000	—	28,000	11,250	189,250
Ms. Eva Castillo Sanz	150,000	—	42,000	23,750	215,750
Mr. Carlos Colomer Casellas	150,000	100,000	56,000	23,750	329,750
Mr. Peter Erskine	150,000	100,000	56,000	36,250	342,250
Mr. Alfonso Ferrari Herrero	150,000	100,000	106,167	48,750	404,917
Mr. Luiz Fernando Furlán	150,000	—	14,000	3,750	167,750
Mr. Gonzalo Hinojosa Fernández de Angulo	150,000	100,000	98,000	51,250	399,250
Mr. Pablo Isla Álvarez de Tejera	150,000	—	84,000	18,750	252,750
Mr. Antonio Massanell Lavilla	150,000	—	70,000	31,250	251,250
Mr. Francisco Javier de Paz Mancho	150,000	100,000	56,000	16,250	322,250
TOTAL	2,600,000	800,000	736,167	321,250	4,457,417
In addition, the breakdown of the total paid to executive Directors Mr. César Alierta Izuel, Mr. Julio Linares López and Mr. José María Álvarez-Pallete López for discharging their executive duties by item is as follows:

2010
ITEMS	(euros)
Salaries	6,356,975
Variable compensation	8,186,448
Compensation in kind (1)	117,290
Contributions to pension plans	25,444
(1)	“Compensation in kind” includes life and other insurance premiums (general medical and dental insurance).
In addition, with respect to the Pension Plan for Senior Executives (see Note 19), the total amount of contributions made by the Telefónica Group in 2010 in respect of executive Directors was 1,925,387 euros.
In relation to the “Performance Share Plan” approved at the General Shareholders’ Meeting of June 21, 2006 (see Note 19), the maximum number of shares corresponding to the third, fourth, and fifth and final phases of the Plan will be given (on July 1, 2011, July 1, 2012 and July 1, 2013) to each of Telefónica’s executive Directors if all the terms established for such delivery are met, is as follows: Mr. César Alierta Izuel (148,818 shares in the third phase, 173,716 shares in the fourth phase, and 170,897 shares in the fifth phase); Mr. Julio Linares López (101,466 shares in the third phase, 130,287 shares in the fourth phase and 128,173 shares in the fifth phase); Mr. José María Álvarez-Pallete López (67,644 shares in the third phase, 78,962 shares in the fourth phase and 77,680 shares in the fifth phase). Similarly, with respect to the execution of the second phase of the Plan in July 2010, since the Total Shareholder Return (TSR) of Telefónica was higher in this phase than the TSRs of companies representing 75% of the market cap of the comparison group, the beneficiaries received, in accordance with the general terms and conditions of the Plan, all the shares assigned to them as follows: Mr. César Alierta Izuel, 116,239 shares; Mr. Julio Linares López, 57,437 shares; Mr. José María Álvarez-Pallete López, 53,204 shares.
Furthermore, at the General Shareholders’ Meeting of Telefónica of June 23, 2009, its shareholders approved the introduction of the “Global Employee Share Plan,” a Telefónica share incentive plan for Group employees worldwide, including executives and executive Directors of the Company (see plan details provided in Note 20.c).
The three executive Directors decided to participate in this plan, contributing the maximum, i.e. 100 euros a month, over 12 months. Therefore, at the date of preparing these consolidated financial statements, the three executive Directors had acquired a total of 78 shares through this plan, whereby they are entitled to receive, free of charge, an equivalent number of shares providing that, among other conditions, they retain the acquired shares during the consolidation period (12 months from the end of the acquisition period).
It should be noted that the external Directors do not receive and did not receive in 2010 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.
In addition, the Company does not grant and did not grant in 2010 any advances, loans or credits to the Directors, or to its top executives, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S., which is applicable to Telefónica, S.A. as a listed company in that market.

Meanwhile, the six senior executives1 of the Company, excluding those that are also Directors, received a total for all items in 2010 of 10,830,531 euros. In addition, the contributions by the Telefónica Group in 2010 with respect to the Pension Plan described in Note 19 for these senior executives amounted to 926,004 euros.
Furthermore, the maximum number of shares corresponding to the third, fourth and fifth phases of the “Performance Share Plan” assigned to the Company’s senior executives for each of the periods is: 306,115 shares for the third phase, 394,779 shares for the fourth phase and 350,485 shares for the fifth phase. Similarly, as explained above, these senior executives received a total of 251,681 shares in the second phase of the Plan.
Lastly, at the date of preparation of these consolidated financial statements, the six senior executives had acquired a total of 152 shares under the aforementioned share incentive plan (Global Employee Share Plan).
g)	Equity interests and positions held or duties performed in companies engaging in an activity that is identical, similar or complementary to that of the Company
Pursuant to Article 229 of the Corporate Entreprises Act, approved by Royal Legislative Decree 1/2010 of July 2, details are given below, both for members of the Board of Directors of Telefónica, S.A., and for persons related thereto as set out in Article 231 of the Spanish Corporation Law, of (i) the direct and indirect equity interests held, and (ii) the positions or duties carried out, both of the foregoing in respect to companies whose activity is identical, similar or complementary to the corporate purpose of Telefónica, S.A.

	Activity		Position or	Stake
Name	performed	Society	functions	%[2]
Mr. Isidro Fainé Casas	Telecommunications	Abertis Infraestructuras, S.A.	Vice Chairman	< 0.01%
Mr. David Arculus	Telecommunications	British Sky Broadcasting Group, Plc.	—	< 0.01%
	Telecommunications	BT Group, Plc.	—	< 0.01%
In addition, for information purposes, details are provided below on the positions held or duties performed by the Directors of Telefónica, S.A. in those companies, of the Telefónica Group, or of any company in which Telefónica, S.A. or any of its Group companies holds a significant interest whereby it justifies their appointment as Directors of those companies whose activity is identical, similar or complementary to the corporate purpose of such company.

[1]
In this context, senior executive are taken as being those individuals who, in fact or in law, perform senior management duties, reporting directly to the Board of Directors or executive Committees or the CEOs thereof, including in all cases the Manager of Internal Audit.

[2]	In cases where the shareholding is less than 0.01% of share capital, “<0.01%” is noted.

Name	Society	Position or functions
Mr. César Alierta Izuel	Telecom Italia, S.p.A.	Director
	China Unicom (Hong Kong) Limited	Director

Mr. Julio Linares López	Telefónica de España, S.A.U.	Director
	Telefónica Europe, Plc.	Director
	Telefónica Móviles España, S.A.U.	Director
	Telecom Italia, S.p.A.	Director

Mr. Alfonso Ferrari Herrero	Telefónica Chile, S.A.	Acting Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Internacional, S.A.U.	Director

Mr. David Arculus	Telefónica Europe, Plc.	Director

Mr. Francisco Javier de Paz Mancho	Atento Inversiones y Teleservicios, S.A.U.	Non-executive Chairman
	Telecomunicaçoes de Sao Paulo, S.A.	Director
	Telefónica de Argentina, S.A.	Director
	Telefónica Internacional, S.A.U.	Director

Mr. José Fernando de Almansa Moreno-Barreda	Telecomunicaçoes de Sao Paulo, S.A.	Director
	Telefónica de Argentina, S.A.	Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Internacional, S.A.U.	Director
	Telefónica Móviles México, S.A. de C.V.	Director

Mr. José María Álvarez-Pallete López	Colombia Telecomunicaciones, S.A. ESP	Director
	Telecomunicaçoes de Sao Paulo, S.A.	Director/Vice Chairman
	Telefónica Chile, S.A.	Acting Director
	Telefónica DataCorp, S.A.U.	Director
	Telefónica de Argentina, S.A.	Acting Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Internacional, S.A.U.	Executive Chairman
	Telefónica Larga Distancia de Puerto Rico, Inc.	Director
	Telefónica Móviles Colombia, S.A.	Acting Director
	Telefónica Móviles México, S.A. de C.V.	Director/Vice Chairman

Mr. Luiz Fernando Furlán	Telecomunicaçoes de Sao Paulo, S.A.	Director
	Telefónica Internacional, S.A.U.	Director

Ms. María Eva Castillo Sanz	Telefónica Internacional, S.A.U.	Director
	Telefónica O2 Czech Republic, a.s.	First Vice Chairman of Supervisory Board

Mr. Peter Erskine	Telefónica Europe, Plc.	Director

(22)	FINANCE LEASES
The principal finance leases at the Telefónica Group are as follows:
a)	Future minimum lease payment commitments in relation to finance leases at O2 Group companies.

			Pending
Millions of euros	Present value	Revaluation	payment
Within one year	38	1	39
From one to five years	196	28	224

Total	234	29	263

These commitments arise from plant and equipment lease agreements. Between March 30, 1991 and April 9, 2001, finance lease agreements were signed between O2 UK and a number of US leasing trusts. A part of the radio and switch equipment of its GSM network is subject to the terms of said agreements. The agreements have a term of 16 years and an early purchase option after the first 12 years.

At December 31, 2010 and 2009, net assets under this lease amounting to 201 and 208 million euros, respectively, were recognized under property, plant and equipment.

b)	Finance lease agreement at Colombia Telecomunicaciones, S.A., ESP.

Similarly, via its subsidiary Colombia Telecomunicaciones, S.A., ESP, the Group has a finance lease agreement with PARAPAT, the consortium which owns the telecommunications assets and manages the pension funds for the entities which were predecessors to Colombia Telecomunicaciones, S.A., E.S.P., and which regulate the operation of assets, goods and rights relating with the provision of telecommunications services by the company, in exchange for financial consideration.

This agreement includes the transfer of these assets and rights to Colombia Telecomunicaciones, S.A., ESP once the last installment of the consideration has been paid in line with the payment schedule over a period of 17 years from 2006:

			Installments
			Pending
	Present value	Revaluation	payment
2011	111	96	207
2012	147	161	308
2013	142	193	335
2014	136	227	363
2015	131	264	395
Subsequent years	795	3,118	3,913

Total	1,462	4,059	5,521

The net amount of property, plant and equipment recorded under the terms of this lease was 470 million euros at December 31, 2010 (483 million euros at December 31, 2009).
(23)	CASH FLOW ANALYSIS
Net cash from operating activities

Net cash flow from operating activities increased 3.24%, from 16,148 million euros in 2009 to 16,672 million euros in 2010.

In 2010, the Telefónica Group obtained operating cash flow (operating revenue less payments to suppliers for expenses and employee benefits expenses) totaling 21,306 million euros, 0.69% more than the 21,160 million euros generated in 2009.

This improvement is due to the robust growth of consolidated revenues, which continue to accelerate in all regions, underpinned by significant business diversification and the high level of commercial activity, especially in wireline and wireless broadband. This growth is being driven simultaneously by policies to strengthen customer loyalty and the bundling of voice, broadband and television services, which are critical to the Group’s strategy, and the commitment to improving quality, all within a highly competitive environment in the markets in which the Group operates.

Customer collections increased by 8.18% to 72,867 million euros in 2010 (from 67,358 million euros in 2009). Telefónica Latin America continues to enjoy accelerating growth from the advantages afforded by diversification and the commercial effort. Telefónica Europe has seen a sharp rise in revenues, while the businesses in Spain are generating operating cash flow thanks to a considerable and effective commercial effort and cost control.

Accumulated cash payments to suppliers and employees amounted to 51,561 million euros at December 2010, up 11.61% compared to the 46,198 million euros recorded at the end of 2009. This increase was due to a higher supply of terminals in Telefónica Latin America, partially offset by lower wireless termination expenses in Telefónica Spain and Telefónica Europe, and the commercial effort in the three regions. Maximizing the efficiency of the cost structure contributed positively to the generation of operating cash flow.

As compared to 2009, 2010 cash payments to employees have followed the trend resulting from costs associated to the evolution of average headcount.

In 2009, net cash flow from operating activities decreased 1.33% from 16,366 million euros in 2008.

Customer collections decreased by 2.46% to 67,358 million euros in 2009 (from 69,060 million euros in 2008), in line with the performance of revenues from operations in the year.

Cash payments to suppliers and employees accumulated at December 2009 decreased by 4.75% to 46,198 million euros, from 48,500 million euros in 2008. This reduction was the result of cost containment amid efforts to maximize the efficiency of the cost structure. Employee benefits expense rose in 2009 in line with the increase of costs associated to the higher average headcount in the year. In 2009 the Telefónica Group’s operating cash flow was 2.92% higher than the 20,560 million euros recorded in 2008. This increase was due to the strong diversification of the business and the capacity to operate in changing environments, with efficient cost and investment management. Strong commercial efforts helped drive growth in accesses across all operating businesses and regions, helping generate operating cash flow.

Cash flows arising from payments of interest and other finance costs in 2010 fell 0.74% to 2,154 million euros, in line with the reduction in interest rates during the year and despite the rise in financial debt during the year. In 2009, this item amounted to 2,170 million euros, down 25.02% compared to 2008 (2,894 million euros), primarily due to the downward trends in interest rates and the reduction in financial debt during prior periods.

Tax payments amounted to 2,616 million euros in 2010, down 11.1% compared to 2009 (2,942 million euros), primarily due to lower tax payments on account by Telefónica, S.A. during the year (729 million euros). In 2009, this amounted to 1,297 million euros. In 2009, tax payments increased by 1,529 million euros (1,413 million euros in 2008), up 108.21%, mainly due to payments on account of 2009.

Net cash used in investing activities

Net cash used in investing activities increased by 70.5% in 2010, to 15,861 million euros from 9,300 million euros in 2009.

During the year, payments on investments in companies amounted to 5,744 million euros, with the main investments being the acquisition of 50% of Brasilcel, for which a total of 5,047 million euros has been paid to date (net of cash and cash equivalents), the acquisition of 22% of the share capital of DTS, Distribuidora de Televisión Digital S.A. (230 million euros) and the acquisitions in Europe of Jajah Inc. and the German company HanseNet Telekommunikation GmbH (“HanseNet”) for 150 million euros and 207 million euros, respectively, net of cash and cash equivalents.

Payments on financial investments not included in cash equivalents amounted to 1,599 million euros in 2010. This includes payments of 638 million euros for the refinancing entailed in the acquisition of 100% of shares of HanseNet and the financing provided to Telco, S.p.A., for 600 million euros at December 31, 2010.

Collections on divestments in companies in 2010 (552 million euros) primarily relate to divestments in Meditel for 380 million euros and in Manx Telecom Limited for 157 million euros (the latter, net of cash and cash equivalents).

Net cash used in investing activities increased by 2.2% in 2009, to 9,300 million euros from 9,101 million euros in 2008. Payments on investments in companies (net of cash and cash equivalents acquired) decreased 97.8%, from 2,178 million euros at December 31, 2008 to 48 million euros at December 31, 2009. The main investments were the acquisition of shares from non-controlling shareholders of the Telefónica Argentina Group, for 22 million euros, which entailed the acquisition of an additional 1.8% stake and the payment of Telefónica Chile, S.A.’s second takeover for 18 million euros. Payments for investments in 2008 include the acquisition of Telemig by Brasilcel for 347 million euros, the purchase of shares in China Netcom and China Unicom for 688 million euros and 424 million euros, respectively, and the acquisition of 51.8% of Telefónica Chile, S.A. from non-controlling shareholders, for 640 million euros. During this period, payments from financial investments not included in cash equivalents amounted to 1,411 million euros, compared to 114 million euros in 2008. This increase was due to investments in deposits and other long-term financial instruments.

In 2009, collections on divestments in companies amounted to 34 million euros. The main transaction in this respect was the sale of Meditelcom for 20 million euros. In 2008, this figure amounted to 686 million euros, primarily due to the divestment of Sogecable, for 648 million euros.

Payments on investments in property, plant and equipment and intangible assets totaled 8,944 million euros at December 2010, 17.8% higher than the prior year (7,593 million euros). This increase is due to the rise in acquisitions of property, plant and equipment and intangible assets during the period, especially the purchases of spectrum licenses in Mexico and Germany. Payments for investment in property, plant and equipment and intangible assets in 2009 totaled 7,593 million euros, 3.75% less than the prior year (7,889 million euros). This decrease was in line with the plan to decrease acquisitions of property, plant and equipment from 2008 to 2009.

In the period, net short-term financial investments included in cash flows from cash surpluses not included under cash equivalents amounted to 621 million euros. In 2009, net investments amounted to 548 million euros, while in 2008 divestments totaled 76 million euros.

Net cash flow used in financing activities

In 2010, net cash used in financing activities was 130% higher than in 2009 (2,281 million euros), totaling 5,248 million euros, primarily due to the higher dividend distributed by Telefónica, S.A. for 5,872 million euros (4,557 million euros in 2009), the higher cash outflow due to redemption of bonds and debentures upon maturity, totaling 5,482 million euros (1,949 million euros in 2009) and repayments of loans, credit facilities and promissory notes for 7,954 million euros (5,494 million euros in 2009).

Net cash used in financing activities in 2009 totaled 2,281 million euros, 71% less than the 7,765 million euros of 2008, primarily due to the cash inflows of 8,617 million euros from the issuance of debentures and bonds (1,317 million euros in 2008).

(24)	EVENTS AFTER THE REPORTING PERIOD
The following events regarding the Telefónica Group took place between December 31, 2010 and the date of authorization for issue of the accompanying consolidated financial statements:

Financing

On February 7, 2011, Telefónica Emisiones, S.A.U. issued 1,200 million euros of bonds maturing on February 7, 2017 and guaranteed by Telefónica, S.A. as part of its European medium term notes program (“EMTN”) registered with the Financial Services Authority (FSA) in London on June 23, 2010.

On February 16, 2011, Telefónica Emisiones, S.A.U. issued notes in an aggregate principal amount of 2,750 million US dollars under its issuance program registered with the United States Securities and Exchange Commission (the “SEC”) on May 8, 2009. The notes are guaranteed by Telefónica, S.A. This issue entails two tranches: the first for 1,250 million US dollars maturing on February 16, 2016 and the second for 1,500 million US dollars maturing on February 16, 2021.

Extension of the strategic partnership agreement with China Unicom

Expanding on the existing strategic alliance agreement, on January 23, 2011, Telefónica and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Alliance Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica will acquire through its subsidiary Telefónica Internacional, S.A.U. a number of China Unicom shares amounting to 500 million US dollars from third parties, within nine months from the agreement date.

Following the completion of the transaction, Telefónica will hold, through its subsidiary Telefónica Internacional, S.A.U., approximately 9.7% of China Unicom’s voting share capital, based on the share price in the moment of formalization of mentioned agreement of January 23, 2011, while China Unicom will own approximately 1.37% of Telefónica’s voting share capital. In recognition of China Unicom’s stake in Telefónica, the latter commits to proposing the appointment of a board member named by China Unicom in the next General Shareholders’ Meeting, in accordance with prevailing legislation and the Company’s Bylaws.

China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital.
Approval of the tender offer for shares of Vivo Participaçoes

On February 11, 2011, the Brazilian market regulator (C.V.M.) approved the tender offer made by Telefónica, S.A. to holders of voting shares of Vivo Participaçoes, S.A. (see Note 5).
(25)	ADDITIONAL NOTE FOR ENGLISH TRANSLATION
These consolidated financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

These consolidated financial statements are presented on the basis of International Financial Reporting Standards adopted by the European Union, which, for purposes of the Telefónica Group, are not different from those issued by the International Accounting Standards Board (IASB). Consequently, certain accounting practices applied by the Group do not conform with generally accepted accounting principles in other countries.

APPENDIX I: CHANGES IN THE CONSOLIDATION SCOPE
The following changes took place in the consolidation scope in 2010:
Telefónica Spain
In April 2010, Teleinformática y Comunicaciones, S.A. (Telyco) sold its subsidiary Telyco Marruecos, S.A. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.
In August 2010, Telefónica Móviles España, S.A.U., a wholly owned subsidiary of Telefónica, acquired approximately 91.2% of the Spanish company Tuenti Technologies, S.L. Following a subsequent rights offering, the Telefónica Group increased its stake in the company’s share capital to 91.38%. This company is included in the consolidated financial statements of the Telefónica Group using the full consolidation method.
Telefónica Latin America
On June 30, 2010, the Telefónica Chile group embarked on a corporate restructuring. The restructuring was executed through the acquisition by Inversiones Telefónica Móviles Holding Limitada of all assets of fixed line telephony in Chile through its acquisition of Telefónica Internacional Chile, Ltda. The acquisition was funded internally through an 869 million euro loan from Telfin Ireland Limited (Irish company of the Group that carries out intragroup financing transactions).
On September 27, 2010, Telefónica acquired 50% of the shares of Brasilcel (a Dutch company that owns shares representing, approximately, 60% of the share capital stock of Brazilian company Vivo Participações, S.A.) owned by Portugal Telecom, having made a first payment, as agreed, of 4,500 million euros. The Brasilcel Group, which was previously proportionately consolidated in the Telefónica Group, has been fully consolidated since September 2010 (100% of all assets and liabilities of the Brazilian group are consolidated). Subsequently, in December 2010, a cross-border merger was completed whereby the Dutch company was taken over by Telefónica, S.A.
Telefónica Europe
In January 2010, the Telefónica Group, through its wholly owned subsidiary Telefónica Europe Plc, acquired 100% of the shares of Jajah Inc. for 145 million euros. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.
On December 3, 2009, the Telefónica Group’s subsidiary in Germany, Telefónica Deutschland GmbH (“Telefónica Deutschland”), signed an agreement to acquire all of the shares of German company HanseNet Telekommunikation GmbH (“HanseNet”). The transaction was completed on February 16, 2010, the date on which the Telefónica Group completed the acquisition of 100% of the shares of HanseNet. The amount initially paid out was approximately 913 million euros, which included 638 million euros of refinanced debt, leaving an acquisition cost of 275 million euros, which was finally reduced by 40 million euros on completion of the transaction. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.
In June 2010, British company Manx Telecom Limited was sold for approximately 164 million euros. The sale generated a gain of 61 million euros. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

Other companies
In April 2010, Chilean company Telefónica Factoring Chile, S.A., which is 50% owned by the Telefónica Group, was incorporated. This company is included in the consolidation scope through the equity method of accounting.
In February 2010, Irish company Telfin Ireland Limited was incorporated, with an initial share capital of approximately 919 million euros, fully subscribed by its sole shareholder Telefónica, S.A. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.
In June 2010, the Telefónica Group reduced its ownership interest in Portugal Telecom by 7.98%. In addition, Telefónica has entered into three equity swap contracts for Portugal Telecom shares with a number of financial institutions, all subject to net settlement, which grant Telefónica the equivalent total return of the investment. The investment, reflected in the consolidation scope through the equity method of accounting, was removed from the consolidation scope on June 30, 2010.
In December 2010, Telefónica, S.A., through subsidiary Telefónica de Contenidos, S.A.U., completed the acquisition of 22% of the capital stock of DTS, Distribuidora de Televisión Digital S.A. for approximately 488 million euros, 228 million euros of which was settled by cancelling the subordinated loan between Telefónica de Contenidos, S.A.U. (as creditor) and Sogecable, S.A. (currently Prisa Televisión, S.A.U., as debtor). This company is included in the consolidation scope using the equity method of accounting
Changes to the 2009 consolidation scope are described in the following sections.
Telefónica Europe
BT Cellnet Ltd and SPT Telecom Finance, B.V. were liquidated. Both fully consolidated companies were excluded from the scope of consolidation of the Telefónica Group.
In December, German company Telefónica Global Services, GmbH, a wholly owned subsidiary of the Telefónica Group, established German company Telefónica Global Roaming, GmbH, with initial capital of 25 thousand euros. The company was fully consolidated in the Telefónica Group.
Telefónica Latin America
Pursuant to Chilean law, on December 1, 2008, Telefónica, S.A., through subsidiary Inversiones Telefónica Internacional Holding, Ltda., launched a second tender offer (“second offer”) for all the shares of Compañía de Telecomunicaciones de Chile, S.A. (CTC) Telefónica did not already hold (representing 3.25% of CTC’s capital).
Upon completion of the second offer, Telefónica’s indirect stake in CTC’s share capital increased from 97.89% to 96.75% at the date the CNMV was notified on January 9, 2009. This Chilean company is still fully consolidated in the Telefónica Group
In order to restructure the Brazilian Vivo Group, on July 27, Telemig Celular, S.A. was taken over by Telemig Celular Participaçoes, S.A., which in turn was taken over by Vivo Participaçoes, S.A. Subsequent to this operation, the first two companies that had been fully consolidated were excluded from the Telefónica Group. The Telefónica Group still consolidates Vivo Participaçoes, S.A. using proportionate consolidation.
As part of the aforementioned restructuring, on November 19 Tagilo Participaçoes, Ltda., Sudestecel Participaçoes, Ltda., Avista Participaçoes, Ltda. and Vivo Brasil Comunicações Ltda. were taken over by Portelcom Participaçoes, S.A. All these companies have been excluded from the scope of consolidation of the Telefónica Group in which they had been previously proportionately consolidated.

On December 3, 2009, following approval by the Comisión Nacional de Valores de la República Argentina, the Argentine securities regulatory, Telefónica, S.A. acquired shares representing 1.8% of the share capital of Telefónica de Argentina, S.A. held by minority shareholders for a price of approximately 23 million euros. This acquisition gave the Telefónica Group 100% stake in this Argentinean company. This company is still fully consolidated in the consolidated financial statements of the Telefónica Group.
On October 21, 2009, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) completed the mutual share exchange agreement through which Telefónica, through Telefónica Internacional, S.A.U., subscribed for 693,912,264 newly issued shares of China Unicom, satisfied by the contribution in kind to China Unicom of 40,730,735 Telefónica shares. This involved an investment of approximately 1,000 million US dollars in ordinary shares in the other party. Subsequent to this acquisition, the Telefónica Group has increased its stake in voting capital from 5.38% to 8.06%.
On November 5, 2009, an agreement was reached to repurchase shares from one of the major shareholders of China Unicom, SK Telecom Co., Ltd. (“SKT”). Subsequent to this acquisition and the redemption of these shares, considering the share capital of China Unicom, Telefónica held 8.37% of China Unicom’s share capital. The Telefónica Group accounts for this investment using the equity method.
Other companies
In February 2009, Telefónica International Wholesale Services II, S.L. was incorporated with an initial capital of 3,006 euros, fully subscribed and paid up by Telefónica, S.A. The company has been incorporated into the Telefónica Group’s financial statements.
In 2009, Telefónica International Wholesale Services II, S.L. incorporated the European companies TIWS Hungary, TIWS Sweden and TIWS Latvia, subscribing and paying up 100% of their respective share capital. All of these companies were included in the Telefónica Group’s consolidation scope using the full consolidation method.
Spanish company Telefónica Remesas, S.A. was incorporated by Telefónica Telecomunicaciones Públicas, S.A., a wholly owned Telefónica Group subsidiary, with initial capital of 0.3 million euros, fully subscribed and paid. The company was included in the Telefónica Group’s consolidation scope using the full consolidation method.
Telefónica Móviles España, S.A., a 100% owned subsidiary of Telefónica, S.A., sold its 32.18% stake in Moroccan company Medi Telecom, S.A. (Méditel) and the company’s outstanding loans, for 400 million euros to the rest of Méditel’s local partners. This company, which in the prior year was accounted for by the Telefónica Group using the equity method, was removed from the consolidation scope.
The Spanish company Atento Teleservicios España, S.A.U., a solely owned subsidiary of the Telefónica Group, was taken over in 2009 by the Dutch company Atento EMEA, B.V. This fully consolidated company was excluded from the scope of consolidation.
Subsequent to Sintonia, S.A. selling its stake in Telco, S.p.A. (Telco), an Italian company that held a 22.45% stake in the telecommunications operator Telecom Italia, S.p.A., Telefónica, S.A. increased its stake in Telco from 42.3% to 46.18%, retaining the effective stake in Telecom Italia, S.p.A. through this company of 10.36% of its voting share capital. This company is still included in the consolidated financial statements of the Telefónica Group under the equity method.

In November, Telefónica Servicios Audiovisuales, S.A., a whole owned subsidiary of the Telefónica Group, acquired 100% of Spanish company Gloway Broadcast Services, S.L. (“Gloway”) for approximately 6 million euros. The company was fully consolidated in the financial statements of the Telefónica Group.
The main changes in consolidation scope in 2008 were as follows:
Telefónica Spain
In June 2008, Spanish company Iberbanda, S.A. raised and then decreased capital to offset losses. In the move, Telefónica de España, S.A.U. subscribed more shares than corresponded to its shareholding, thereby raising its stake in the company from 51% to 58.94%. This company is still fully consolidated.
Telefónica Latin America
On September 17, 2008, Telefónica launched a tender offer through its Inversiones Telefónica Internacional Holding, Ltda. subsidiary to acquire all the outstanding shares of Compañía de Telecomunicaciones de Chile, S.A. (“CTC”) that Telefónica did not control directly or indirectly. This amounted to 55.1% of CTC’s share capital. This included all CTC shares listed on the Santiago de Chile and New York Stock Exchanges (represented by American Depositary Shares). The offer was structured as a purchase of shares in cash, initially at a price of 1,000 Chilean pesos for class A shares and 900 Chilean pesos for class B shares. On October 11, 2008, the offer price was increased to 1,100 Chilean pesos for class A shares and 990 Chilean pesos for class B shares.
Upon completion of the acceptance period, a total of 496,341,699 shares were tendered, representing 94.11% of the targeted shares, which at that time entailed a total investment of approximately 640 million euros.
After settlement of the transaction, Telefónica’s indirect ownership in CTC’s share capital increased from 44.9% to 96.75%. This Chilean company was still included in the Telefónica Group’s consolidation scope using the full consolidation method.
Subsequently, pursuant to the obligations in Chilean law, on December 1, 2008, Telefónica, through subsidiary Inversiones Telefónica Internacional Holding, Ltda., presented a second tender offer to acquire all the outstanding shares of CTC that it did not own, directly or indirectly, after settlement of the first offer (representing 3.25% of CTC’s capital), on the same economic terms as the initial bid. This offer expired on January 9, 2009.
In August 2008, Telefónica del Perú, S.A.A. acquired 71.29% of Peruvian company Star Global Com, S.A.C. for 8 million US dollars. The company was included in the Telefónica Group’s consolidation scope using the full consolidation method.
On April 3, 2008, in accordance with the terms of a sale and purchase agreement entered into on August 2, 2007, after the pertinent administration authorizations were obtained, Vivo Participaçoes, S.A. (“VIVO”) completed the acquisition of 53.90% of the voting stock (ON) and 4.27% of the preferred stock (PN) of Telemig Celular Participaçoes, S.A., the controlling shareholder of Telemig Celular, S.A., a mobile telephony operator in the State of Minas Gerais (Brazil). According to the terms of the sale and purchase agreement, the total purchase price was 1,163 million reais (approximately 429 million euros). VIVO also acquired the right held by the seller to subscribe in the future for paid up shares in Telemig Celular Participaçoes, S.A. for a price of approximately 70 million Brazilian reais (26 million euros).

Moreover, on April 8, 2008, VIVO, through its subsidiary Tele Centro Oeste IP, S.A., launched a voluntary tender offer for shares representing up to one third of the free float represented by the preferred stock in Telemig Celular Participaçoes, S.A. and in its subsidiary Telemig Celular, S.A. at a price of 63.90 and 654.72 Brazilian reais, respectively. Once the offer concluded, on May 15, 2008, having reached a level of acceptance of close to 100%, TCO IP, S.A. acquired 31.9% and 6% of the preferred shares of Telemig Celular Participaçoes, S.A. and Telemig Celular, S.A., respectively. Furthermore, in accordance with Brazilian Corporations law, TCO IP, S.A. submitted a mandatory tender offer on July 15 for all the voting stock in Telemig Celular Participaçoes, S.A. and Telemig Celular, S.A. at a price per share equivalent to 80% of the purchase price of the voting stock of these companies.
On December 19, 2008, approval was given by shareholders of Telemig Celular Participaçoes, S.A., Telemig Celular, S.A. and Vivo Participaçoes, S.A. (Vivo) in their respective extraordinary meetings to reorganize the Vivo Group, whereby TCO IP, S.A. was spun off. Its assets were subsequently integrated under Telemig Celular, S.A. and Telemig Celular Participaçoes, S.A., making Vivo a shareholder in both Brazilian companies, with direct and indirect stakes at December 31, 2008 amounting to 90.65% and 58.9%, respectively. Both companies were included in the Telefónica Group’s consolidation scope using proportionate consolidation.
On June 16, 2006, Telefónica de Argentina, S.A. signed a contract to acquire the shares of Telefónica Data Argentina, S.A. (787,697 shares, representing 97.89% of its share capital) held by Telefónica Data Corp, S.A.U., a wholly owned subsidiary of Telefónica.
After extending the deadline for the sale, on January 28, 2008, Telefónica Data Corp, S.A.U. assumed the obligation to acquire all the shares of Telefónica Data Argentina, S.A. it did not already own (14,948 shares at a price of 224.30 Argentine pesos, representing 1.8578% of share capital). This acquisition was carried out on November 17, 2008.
As a result, Telefónica DataCorp, S.A.U. became owner of 802,645 shares, representing 100% of Telefónica Data Argentina, S.A. It subsequently transferred these shares to Telefónica de Argentina, S.A. in various stages, which ended on December 11, 2008.
Other companies
In November 2008, Telefónica del Perú, S.A.A. sold a total of 4,496,984 shares representing approximately 30% of the share capital of Teleatento del Perú, S.A.C. to Dutch company Atento, N.V. (1,124,246 shares), Chilean company Atento Chile (2,323,442 shares) and to shareholders of Teleatento del Perú, S.A.C. itself (1,049,296 shares), for approximately 103 million new soles. Following this transaction, the Telefónica Group holds 100% of the Peruvian company’s share capital. This company was still fully consolidated.
In October 2008, Atento Holding Inversiones y Teleservicios, S.A. (Atento HIT) set up Dutch company Atento EMEA, B.V., with start-up capital of approximately 21 thousand euros. This capital was provided via the spin-off of the wholly owned subsidiary Atento HIT, Atento, N.V. The companies it owned in Europe and Morocco then belonged to the new company Atento EMEA, while those located in Latin America and Italy were still controlled by Atento, N.V. Both the newly created Atento EMEA, B.V. and the existing Atento, N.V. were fully consolidated in the Telefónica Group. In addition, on March 4, 2008, Atento HIT acquired 100% of the shares of Telemarketing Prague, a.s.

In January 2008, Turmed, S.L. and the Telefónica Group, through its wholly owned Terra Networks Asociadas, S.L. subsidiary, sold their 100% stakes in Viajar.com Viajes, S.L.U. and Terra Business Travel, S.A., respectively, to the Spanish company Red Universal de Marketing y Bookings On Line, S.A. (RUMBO). The Telefónica Group accounted for this company using the equity method until February 2008 and then proportionately from March. Subsequently, on October 28, 2008, RUMBO, Viajar.com Viajes, S.L.U. and Terra Business Travel, S.A. were merged, with RUMBO absorbing Viajar.com Viajes, S.L.U. and Terra Business Travel, S.A., which were extinguished.
Terra Lycos Holding, B.V. and Telefónica U.S.A. Advisors Inc. were liquidated.
In March 2008, Telco S.p.A., in which Telefónica holds a stake of 42.3%, acquired 121.5 million shares at a price of 1.23 euros per share in the Italian company Telecom Italia (equivalent to 0.9% of its share capital), bringing its total direct interest to 24.5% of the voting rights and 16.9% of the dividend rights. The transaction implied a payment of 149.8 million euros.
As a result, the Telefónica Group indirectly held 10.4% of Telecom Italia’s voting rights and 7.1% of its dividend rights. Telco S.p.A. was included in the Telefónica Group’s consolidated financial statements by the equity method.
After a capital hike by Colombian company Telefónica Móviles Colombia, S.A., which Telefónica, S.A. fully subscribed, Telefónica, S.A.’s stake in the company increased to 49.42%, while the shareholding of Colombian company Olympic, Ltd., a 99.99% subsidiary of the Telefónica Group, decreased to 50.58%. The Telefónica Group still consolidated the Colombian operator using the full consolidation method.
In December 2008, Portugal Telecom, S.G.P.S., S.A. (PT) bought back and cancelled 46,082,677 own shares in line with its share buyback program. This raised the Telefónica Group’s direct and indirect ownership interest to 10.48%. In accordance with article 20 of the Portuguese stock market code, Telefónica sold 4,264,394 shares of PT, thereby lowering its stake to 10%. This company was still included in the consolidation scope using the equity method.
In December 2008, Telefactoring Colombia, S.A. was incorporated, with start-up capital amounting to 4 billion Colombian pesos, fully subscribed and paid in. Telefónica subscribed and paid 1,620 million Colombian pesos, equivalent to a 40.5% stake. This company had yet to commence operations and was not included in the consolidation scope at the end of 2008.

APPENDIX II: DEBENTURES AND BONDS
The list and main features of outstanding debentures and bonds at December 31, 2010 are as follows (in millions of euros):

Telefónica and its instrumental companies				Maturity (nominal)
									Subsequent
Debentures and bonds	Currency	% Interest rate	Final rate	2011	2012	2013	2014	2015	years	Total
CAIXA 07/21/29 ZERO COUPON	EUR	6.39%	6.386%	—	—	—	—	—	61	61
ABN 15Y BOND	EUR	1.0225xGBSW10Y	3.994%	—	—	—	—	50	—	50

Telefónica, S.A.				—	—	—	—	50	61	111

T. EUROPE BV SEP_00 GLOBAL D	USD	8.250%	8.250%	—	—	—	—	—	935	935
TEBV FEB_03 EMTN FIXED TRANCHE A	EUR	5.125%	5.125%	—	—	1,500	—	—	—	1,500
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	5.875%	—	—	—	—	—	500	500
T.EUROPE BV JULY A 2007	JPY	2.110%	2.110%	—	138		—	—	—	138
T.EUROPE BV JULY B 2007	JPY	1 x JPYL6M + 0.40000%	0.843%	—	138		—	—	—	138

Telefónica Europe, B.V.				—	276	1,500	—	—	1,435	3,211

EMTN O2 EUR (I)	EUR	4.375%	4.375%	—	—	—	—	—	1,750	1,750
EMTN O2 EURO (II)	EUR	3.750%	3.750%	2,250	—	—	—	—	—	2,250
EMTN O2 GBP (I)	GBP	5.375%	5.375%	—	—	—	—	—	871	871
EMTN O2 GBP (II)	GBP	5.375%	5.375%	—	—	—	—	—	581	581
TELEF. EMISIONES JUN 06 TRANCHE B	USD	5.984%	5.984%	748	—	—	—	—	—	748
TELEF. EMISIONES JUN 06 TRANCHE C	USD	6.421%	6.421%	—	—	—	—	—	935	935
TELEF. EMISIONES JUN 06 TRANCHE D	USD	7.045%	7.045%	—	—	—	—	—	1,497	1,497
TELEF. EMISIONES SEPTEMBER 06	EUR	4.393%	4.393%	—	500	—	—	—	—	500
TELEF. EMISIONES DECEMBER 06	GBP	5.888%	5.888%	—	—	—	581	—	—	581
TELEF. EMISIONES FEBRUARY 07	EUR	4.674%	4.674%	—	—	—	1,500	—	—	1,500
TELEF. EMISIONES JUNE B 07	CZK	4.351%	4.351%	—	120	—	—	—	—	120
TELEF. EMISIONES JUNE C 07	CZK	4.623%	4.623%	—	—	—	104	—	—	104
TELEF. EMISIONES JULY A 07	USD	5.855%	5.855%	—	—	561	—	—	—	561
TELEF. EMISIONES JULY C 07	USD	6.221%	6.221%	—	—	—	—	—	524	524
TELEF. EMISIONES JUNE 08	EUR	5.580%	5.580%	—	—	1,250	—	—	—	1,250
TELEF. EMISIONES FEBRUARY 09	EUR	5.431%	5.431%	—	—	—	2,000	—	—	2,000
TELEF. EMISIONES APRIL 2016	EUR	5.496%	5.496%	—		—	—	—	1,000	1,000
TELEF. EMISIONES APRIL 2016	EUR	5.496%	5.496%	—	—	—	—	—	500	500
TELEF. EMISIONES JULY 6, 2015	USD	4.949%	4.949%	—	—	—	—	935		935
TELEF. EMISIONES JULY 15, 2019	USD	5.877%	5.877%	—	—	—	—	—	748	748
TELEF. EMISIONES JUNE 2015	EUR	1 x EURIBOR3M + 1.825%	2.853%	—	—	—	—	400	—	400
TELEF. EMISIONES JULY B 07	USD	1 x USDL3M + 0.33000%	0.616%	—	—	636	—	—	—	636
TELEF. EMISIONES JANUARY 06 A	EUR	1 x EURIBOR6M + 0.83000%	2.070%	—		—	—	—	55	55
TELEF. EMISIONES JANUARY 06 B	EUR	1 x EURIBOR3M + 0.70%	1.757%	—		—	—	—	24	24
TELEF. EMISIONES NOVEMBER 11, 2019	EUR	4.693%	4.693%	—		—	—	—	1,750	1,750
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	5.289%	—		—	—	—	755	755
TELEF. EMISIONES DECEMBER 09	EUR	1 x EURIBOR3M + 0.70%	1.722%	—	—	—	100	—	—	100
TELEF. EMISIONES MARCH 10	EUR	3.406%	3.406%	—		—	—	1,400		1,400
TELEF. EMISIONES APRIL 1, 2010	USD	2.582%	2.582%	—		898	—	—	—	898
TELEF. EMISIONES APRIL 2, 2010	USD	3.729%	3.729%	—		—	—	674	—	674
TELEF. EMISIONES APRIL 3, 2010	USD	5.134%	5.134%	—		—	—	—	1,048	1,048
TELEF. EMISIONES SEPTEMBER 10	EUR	3.661%	3.661%	—	—	—	—	—	1,000	1,000
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	5.445%	—	—	—	—	—	465	465

Telefónica Emisiones, S.A.U.				2,998	620	3,345	4,285	3,409	13,503	28,160

Total Telefónica, S.A. and instrumental companies				2,998	896	4,845	4,285	3,459	14,999	31,482

Foreign operators			Maturity (nominal)
								Subsequent
Debentures and bonds	Currency	% Interest rate	2011	2012	2013	2014	2015	years	Total
Marketable debentures	USD	8.850%	87	—	—	—	—	—	87

Telefónica Argentina, S.A.			87	—	—	—	—	—	87

Series F	UFC	6.00%	2	3	3	2	2	1	13
Series L	UFC	3.75%	—	103	—	—	—	—	103
Series N	UFC	3.50%	—	—	—	172	—	—	172
Series M	CLP	6.05%	—	—	—	33	—	—	33

Telefónica Chile, S.A.			2	106	3	207	2	1	321

Bond A	CLP	5.60%	—	—	—	51	—	—	51
USD bond	USD	2.875%	—	—	—	—	225	—	225

Telefónica Móviles Chile, S.A.			—	—	—	51	225	—	276

Series C	USD	8.50%	2	3	2	—	—	—	7
Series A	USD	7.75%	1	—	—	—	—	—	1
Series B	USD	8.00%	1	1	—	—	—	—	2
Commercial paper	USD	3.75%	4	—	—	—	—	—	4
Commercial paper	USD	3.80%	11	—	—	—	—	—	11

Otecel, S.A.			19	4	2	—	—	—	25

CB TELEFÓNICA FINANZAS MEXICO B	MXN	9.25%	—	212	—	—	—	—	212
T FINANZAS MEX EMISIÓN 0710 FIJ	MXN	8.07%	—	—	—	—	—	121	121
T. FINANZAS MEX EMISION 0710 VAR	MXN	TIIE28 + 55bps	—	—	—	242	—	—	242

Telefónica Finanzas México, S.A.			—	212	—	242	—	121	575

T. Peru 4th Program (4th Series A)	PEN	6.625%	—	22	—	—	—	—	22
T. Peru 4th Program (9th Series A)	PEN	6.9375%	15	—	—	—	—	—	15
T. Peru 4th Program (9th Series B)	PEN	6.375%	24	—	—	—	—	—	24
T. Peru 4th Program (10th Series A)	PEN	7.875%	—	8	—	—	—	—	8
T. Peru 4th Program (10th Series B)	PEN	6.4375%	—	14	—	—	—	—	14
T. Peru 4th Program (12th Series A)	PEN	VAC + 3.6875%	—	—	—	—	—	16	16
T. Peru 4th Program (14th Series B)	PEN	5.9380%	9	—	—	—	—	—	9
T. Peru 4th Program (14th Series C)	PEN	5.750%	12	—	—	—	—	—	12
T. Peru 4th Program (16th Series A)	PEN	6.000%	—	27	—	—	—	—	27
T. Peru 4th Program (16th Series B)	PEN	6.250%	—	—	8	—	—	—	8
T. Peru 4th Program (19th Series A)	PEN	VAC + 3.6250%	—	—	—	—	—	16	16
T. Peru 4th Program (19th Series B)	PEN	VAC + 2.8750%	—	—	—	—	—	13	13
T. Peru 4th Program (19th Series C)	PEN	VAC + 3.1875%	—	—	—	—	—	5	5
T. Peru 4th Program (36th Series A)	PEN	VAC + 3.6875%	—	—	—	—	—	40	40
T. Peru 4th Program (36th Series B)	PEN	VAC + 3.3750%	—	—	—	—	—	13	13
T. Peru 4th Program (37th Series A)	PEN	VAC + 3.1250%	—	—	—	—	—	13	13
T. Peru 4th Program (40th Series A)	PEN	5.875%	8	—	—	—	—	—	8
T. Peru 4th Program (40th Series B)	PEN	4.875%	4	—	—	—	—	—	4
T. Peru 4th Program (41st Series A)	PEN	7.9375%	—	4	—	—	—	—	4
T. Peru 4th Program (42nd Series A)	PEN	7.3750%	—	—	7	—	—	—	7
T. Peru 4th Program (42nd Series B)	PEN	5.3125%	—	—	5	—	—	—	5
T. Peru 4th Program (42nd Series C)	PEN	6.0625%	—	—	4	—	—	—	4
T. Peru 4th Program (45th Series A)	USD	6.685%	—	—	—	—	—	16	16
T. Peru 5th Program (1st Series A)	PEN	3.50%	8	—	—	—	—	—	8

Foreign operators			Maturity (nominal)
								Subsequent
Debentures and bonds	Currency	% Interest rate	2011	2012	2013	2014	2015	years	Total
T. Peru 5th Program (1st Series B)	PEN	3.50%	7	—	—	—	—	—	7
T. Peru 5th Program (3rd Series A)	PEN	4.38%	—	8	—	—	—	—	8
T. Peru 5th Program (5th Series A)	PEN	6.1875%	—	—	6	—	—	—	6
T. Peru 5th Program (25th Series A)	PEN	4.3125%	—	5	—	—	—	—	5
T. Peru 5th Program (25th Series B)	PEN	4.3125%	—	3	—	—	—	—	3
T. Peru 5th Program (25th Series B)	PEN	7.50%	—	—	—	—	—	6	6
T. Peru 5th Program (33rd Series A)	PEN	6.8125%	—	—	—	—	—	16	16
T. Peru 5th Program (22nd Series A)	PEN	VAC + 3.5000%	—	—	—	—	—	16	16
T. Peru Senior Notes	PEN	8.000%	—	—	33	67	67	34	201

Telefónica del Perú, S.A.			87	91	63	67	67	204	579

T.M. Peru 1st Program (2nd Series A)	PEN	7.0625%	14	—	—	—	—	—	14
T.M. Peru 1st Program (2nd Series B)	PEN	7.5625%	7	—	—	—	—	—	7
T.M. Peru 1st Program (2nd Series C)	PEN	7.5625%	12	—	—	—	—	—	12
T.M. Peru 2nd Program (3rd Series A)	PEN	7.4375%	—	—	10	—	—	—	10
T.M. Peru 1st Program (3rd Series B)	PEN	7.6875%	—	—	5	—	—	—	5
T.M. Peru 1st Program (16th Series A)	PEN	8.1875%	—	—	6	—	—	—	6
T.M. Peru 1st Program (18th Series A)	PEN	6.3125%	—	—	—	11	—	—	11
T.M. Peru 1st Program (3rd Series B)	PEN	6.3750%	—	—	—	17	—	—	17
T. Peru 2nd Program (3rd Series A)	PEN	5.750%	—	—	7	—	—	—	7
T. Peru 2nd Program (9th Series A)	PEN	6.8125%	—	—	—	—	—	16	16
T. Peru 2nd Program (9th Series B)	PEN	6.3750%	—	—	—	—	—	13	13
T. Peru 2nd Program (11th Series A)	PEN	7.750%	—	—	—	—	—	19	19

Telefónica Móviles, S.A. (Peru)			33	—	28	28	—	48	137

Nonconvertible bonds	BRL	1.20 x CDI	90	—	—	—	—	—	90
Nonconvertible bonds	BRL	1.06 x CDI	—	153	—	—	—	—	153
Nonconvertible bonds	BRL	1.08 x CDI	—	44	—	—	—	—	44
Nonconvertible bonds	BRL	1.12 x CDI	—	—	287	—	—	—	287
Nonconvertible bonds	BRL	IPCA + 7%	—	—	—	32	—	—	32
Convertible bonds (Telemig)	BRL	IPCA + 0.5%	—	—	—	—	—	25	25

Vivo Participações, S.A.			90	197	287	32	—	25	631

O2 pounds sterling issue	GBP	7.625%	—	436	—	—	—	—	436

MMO2, Plc			—	436	—	—	—	—	436

Total Issues Other Operators			318	1,046	383	627	294	399	3,067

TOTAL OUTSTANDING DEBENTURES AND BONDS			3,316	1,942	5,228	4,912	3,753	15,398	34,549

The list and main features of outstanding debentures and bonds at December 31, 2009 were as follows (in millions of euros):

Telefónica and its instrumental companies				Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	Final rate	2010	2011	2012	2013	2014	Subsequent	Total
CAIXA 07/21/29 ZERO COUPON	EUR	6.39%	6.390%	—	—	—	—	—	57	57
ABN 15Y BOND	EUR	1.0225*GBSW10Y	3.80%	—	—	—	—	—	50	50
TELEFÓNICA FEBRUARY 90 F ZERO - 12.60%	EUR	12.6%	12.600%	4	—	—	—	—	—	4
TELEFÓNICA FEBRUARY 90 F ZERO	EUR	12.82%	12.820%	15	—	—	—	—	—	15

Telefónica, S.A.				19	—	—	—	—	107	126

T. EUROPE BV SEP_00 GLOBAL C	USD	7.75%	7.750%	1,735	—	—	—	—	—	1,735
T. EUROPE BV SEP_00 GLOBAL D	USD	8.25%	8.250%	—	—	—	—	—	868	868
TEBV FEB_03 EMTN FIXED TRANCHE A	EUR	5.125%	5.125%	—	—	—	1,500	—	—	1,500
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	5.875%	—	—	—	—	—	500	500
T.EUROPE BV JULY A 2007	JPY	2.11%	2.110%	—	—	113	—	—	—	113
T.EUROPE BV JULY B 2007	JPY	1 x JPYL6M + 0.40000%	1.060%	—	—	113	—	—	—	113

Telefónica Europe B.V.				1,735	—	226	1,500	—	1,368	4,829

EMTN O2 EURO (I)	EUR	4.375%	4.375%	—	—	—	—	—	1,750	1,750
EMTN O2 EURO (II)	EUR	3.75%	3.750%	—	2,250	—	—	—	—	2,250
EMTN O2 GBP (I)	GBP	5.375%	5.375%	—	—	—	—	—	844	844
EMTN O2 GBP (II)	GBP	5.375%	5.375%	—	—	—	—	—	563	563
TELEF EMISIONES JUN 06 TRANCHE B	USD	5.984%	5.984%	—	694	—	—	—	—	694
TELEF EMISIONES JUN 06 TRANCHE C	USD	6.421%	6.421%	—	—	—	—	—	868	868
TELEF EMISIONES JUN 06 TRANCHE D	USD	7.045%	7.045%	—	—	—	—	—	1,388	1,388
TELEF EMISIONES JULY 06	EUR	1 x EURIBOR3M + 0.35000%	1.083%	1,250	—	—	—	—	—	1,250
TELEF EMISIONES SEPTEMBER 06	EUR	4.393%	4.393%	—	—	500	—	—	—	500
TELEF EMISIONES DECEMBER 06	GBP	5.888%	5.888%	—	—	—	—	563	—	563
TELEF EMISIONES JANUARY 06 A	EUR	1 x EURIBOR6M + 0.83000%	1.822%	—	—	—	—	—	55	55
TELEF EMISIONES JANUARY 06 B	EUR	1 x EURIBOR3M + 0.70000%	1.422%	—	—	—	—	—	24	24
TELEF EMISIONES FEBRUARY 07	EUR	4.674%	4.674%	—	—	—	—	1,500	—	1,500
TELEF EMISIONES JUNE A 07	CZK	1 x CZKPRIB_3M + 0.16000%	1.710%	91	—	—	—	—	—	91
TELEF EMISIONES JUNE B 07	CZK	4.351%	4.351%	—	—	113	—	—	—	113
TELEF EMISIONES JUNE C 07	CZK	4.623%	4.623%	—	—	—	—	98	—	98
TELEF EMISIONES JULY A 07	USD	5.855%	5.855%	—	—	—	521	—	—	521
TELEF EMISIONES JULY B 07	USD	1 x USDL3M + 0.33000%	0.609%	—	—	—	590	—	—	590
TELEF EMISIONES JULY C 07	USD	6.221%	6.221%	—	—	—	—	—	486	486
TELEF EMISIONES JUNE 08	EUR	5.58%	5.580%	—	—	—	1,250	—	—	1,250
TELEF EMISIONES FEBRUARY 09	EUR	5.431%	5.431%	—	—	—	—	2,000	—	2,000
TELEF EMISIONES APRIL 2016	EUR	5.4960%	5.496%	—	—	—	—	—	1,000	1,000
TELEF EMISIONES JUNE 2015	EUR	1 x EURIBOR3M + 1.825%	2.544%	—	—	—	—	—	400	400
TELEF EMISIONES APRIL 1, 2016	EUR	5.496%	5.496%	—	—	—	—	—	500	500
TELEF EMISIONES JULY 6, 2015	USD	4.949%	4.949%	—	—	—	—	—	868	868
TELEF EMISIONES JULY 15, 2019	USD	5.877%	5.877%	—	—	—	—	—	694	694
TELEF EMISIONES NOVEMBER 11, 2019	EUR	4.693%	4.693%	—	—	—	—	—	1,750	1,750
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	5.289%	—	—	—	—	—	732	732
TELEF EMISIONES DECEMBER 09	EUR	1 x EURIBOR3M + 0.70%	1.409%	—	—	—	—	100	—	100

Telefónica Emisiones S.A.U.				1,341	2,944	613	2,361	4,261	11,922	23,442

Total Telefónica, S.A. and its instrumental companies				3,095	2,944	839	3,861	4,261	13,397	28,397

Foreign operators			Maturity
								Subsequent
Debentures and bonds	Currency	% Interest rate	2010	2011	2012	2013	2014	years	Total
Marketable debentures	USD	9%	101	—	—	—	—	—	101
Marketable debentures	USD	8.85%	—	80	—	—	—	—	80

Telefónica Argentina, S.A.			101	80	—	—	—	—	181

Series F	UF	6.00%	2	2	2	2	2	3	13
Series L	UF	3.75%	—	—	86	—	—	—	86
Series M	CLP	6.05%	—	—	—	—	28	—	28
Series N	UF	3.50%	—	—	—	—	143	—	143

Telefónica de Chile, S.A.			2	2	88	2	173	3	270

Series A	CLP	5.60%	—	—	—	—	44	—	44

Telefónica Móviles Chile, S.A.			—	—	—	—	44	—	44

Series A	USD	7.75%	3	2	—	—	—	—	5
Series B	USD	8.00%	2	2	2	—	—	—	6
Series C	USD	8.50%	3	3	3	3	—	—	12

Otecel, S.A.			8	7	5	3	—	—	23

Peso bonds, Series A	MXN	CETES91 + 0.61%	425	—	—	—	—	—	425
Peso bonds, Series B	MXN	9.250%	—	—	186	—	—	—	186

Telefónica Finanzas México, S.A.			425	—	186	—	—	—	611

O2 pounds sterling issue	GBP	7.625%	—	—	422	—	—	—	422

MMO2, Plc.			—	—	422	—	—	—	422

T. Peru 3rd Program (1st Series)	PEN	VAC + 5.00%	12	—	—	—	—	—	12
T. Peru 4th Program (10th Series A)	PEN	7.8750%	—	—	7	—	—	—	7
T. Peru 4th Program (10th Series B)	PEN	6.4375%	—	—	12	—	—	—	12
T. Peru 4th Program (12th Series A)	PEN	VAC + 3.6875%	—	—	—	—	—	15	15
T. Peru 4th Program (14th Series A)	PEN	6.3750%	12	—	—	—	—	—	12
T. Peru 4th Program (14th Series B)	PEN	5.9375%	—	8	—	—	—	—	8
T. Peru 4th Program (14th Series C)	PEN	5.7500%	—	11	—	—	—	—	11
T. Peru 4th Program (16th Series A)	PEN	6.0000%	—	—	24	—	—	—	24
T. Peru 4th Program (16th Series B)	PEN	6.2500%	—	—	—	7	—	—	7
T. Peru 4th Program (19th Series A)	PEN	VAC + 3.6250%	—	—	—	—	—	15	15
T. Peru 4th Program (19th Series B)	PEN	VAC + 2.8750%	—	—	—	—	—	12	12
T. Peru 4th Program (19th Series C)	PEN	VAC + 3.1875%	—	—	—	—	—	5	5
T. Peru 4th Program (36th Series A)	PEN	VAC + 3.6875%	—	—	—	—	—	38	38
T. Peru 4th Program (36th Series B)	PEN	VAC + 3.3750%	—	—	—	—	—	13	13
T. Peru 4th Program (37th Series A)	PEN	VAC + 3.1250%	—	—	—	—	—	12	12
T. Peru 4th Program (4th Series A)	PEN	6.6250%	—	—	19	—	—	—	19
T. Peru 4th Program (40th Series A)	PEN	5.8750%	—	7	—	—	—	—	7
T. Peru 4th Program (40th Series B)	PEN	4.8750%	—	4	—	—	—	—	4
T. Peru 4th Program (41st Series A)	PEN	7.9375%	—	—	4	—	—	—	4
T. Peru 4th Program (42nd Series A)	PEN	7.3750%	—	—	—	6	—	—	6
T. Peru 4th Program (42nd Series B)	PEN	5.3125%	—	—	—	5	—	—	5
T. Peru 4th Program (42nd Series C)	PEN	6.0625%	—	—	—	3	—	—	3
T. Peru 4th Program (45th Series A)	USD	6.6875%	—	—	—	—	—	15	15
T. Peru 4th Program (7th Series C)	PEN	5.5625%	4	—	—	—	—	—	4
T. Peru 4th Program (8th Series A)	PEN	7.3750%	7	—	—	—	—	—	7
T. Peru 4th Program (8th Series B)	PEN	6.2500%	13	—	—	—	—	—	13
T. Peru 4th Program (9th Series A)	PEN	6.9375%	—	14	—	—	—	—	14

Foreign operators			Maturity
								Subsequent
Debentures and bonds	Currency	% Interest rate	2010	2011	2012	2013	2014	years	Total
T. Peru 4th Program (9th Series B)	PEN	6.3750%	—	21	—	—	—	—	21
T. Peru 5th Program (1st Series A)	PEN	3.5000%	—	7	—	—	—	—	7
T. Peru 5th Program (1st Series B)	PEN	3.5000%	—	6	—	—	—	—	6
T. Peru 5th Program (22nd Series A)	PEN	VAC + 3.5000%	—	—	—	—	—	14	14
T. Peru 5th Program (3rd Series A)	PEN	4.3750%	—	—	7	—	—	—	7
T. Peru 5th Program (5th Series A)	PEN	6.1875%	—	—	—	5	—	—	5
T. Peru Senior Notes	PEN	8.0000%	—	—	—	30	60	91	181

Telefónica del Perú, S.A.A.			48	78	73	56	60	230	545

T.M. Peru 1st Program (16th Series A)	PEN	8.1875%	—	—	—	6	—	—	6
T.M. Peru 1st Program (18th Series A)	PEN	6.3125%	—	—	—	—	10	—	10
T.M. Peru 1st Program (3rd Series B)	PEN	6.3750%	—	—	—	—	15	—	15
T.M. Peru 1st Program (2nd Series A)	PEN	7.0625%	—	12	—	—	—	—	12
T.M. Peru 1st Program (2nd Series B)	PEN	7.5625%	—	6	—	—	—	—	6
T.M. Peru 1st Program (2nd Series C)	PEN	7.5625%	—	11	—	—	—	—	11
T.M. Peru 2nd Program (3rd Series A)	PEN	7.4375%	—	—	—	8	—	—	8
T.M. Peru 1st Program (3rd Series B)	PEN	7.6875%	—	—	—	5	—	—	5
T.M. Peru 1st Program (8th Series A)	PEN	6.4375%	11	—	—	—	—	—	11

Telefónica Móviles, S.A. (Peru)			11	29	—	19	25	—	84

Nonconvertible bonds	BRL	104.2% CDI	159	—	—	—	—	—	159
Nonconvertible bonds	BRL	1.20 x CDI	—	40	—	—	—	—	40
Nonconvertible bonds	BRL	1.1355 x CDI	42	—	—	—	—	—	42
Nonconvertible bonds	BRL	1.08 x CDI	—	—	20	—	—	—	20
Nonconvertible bonds	BRL	1.12 x CDI	—	—	—	128	—	—	128
Nonconvertible bonds	BRL	CPI-A + 7%	—	—	—	—	14	—	14
Convertible bonds (Telemig)	BRL	CPI-A + 0.5%	—	—	—	—	—	10	10

Vivo Participações, S.A.			201	40	20	128	14	10	413

Nonconvertible bonds	BRL	1 x CDI + 0.35000%	598	—	—	—	—	—	598

Telesp, S.A.			598	—	—	—	—	—	598

Total issues other operators			1,394	236	794	208	316	243	3,191

TOTAL OUTSTANDING DEBENTURES AND BONDS			4,489	3,180	1,633	4,069	4,577	13,640	31,588

The main debentures and bonds issued by the Group in 2010 are as follows:

			Nominal value
				(millions of	Currency of
Item	Date	Maturity	(millions))	euros) (1)	issuance	Interest rate
EMTN bonds	03-24-10	03-24-15	1,400	1,400	EUR	3.406%
	09-19-10	09-18-17	1,000	1,000	EUR	3.661%
	10-08-10	10-08-29	400	465	GBP	5.445%
SEC bond	04-26-10	04-26-13	1,200	898	USD	2.582%
	04-26-10	04-27-15	900	674	USD	3.729%
	04-26-10	04-27-20	1,400	1,048	USD	5.134%
Telefónica Emisiones, S.A.U.
SEC bond	11-09-10	11-09-15	300	225	USD	2.875%
Telefónica Móviles Chile, S.A.
Stock certificate	07-19-10	07-06-20	2,000	121	MXN	8.07%
	07-19-10	07-14-14	4,000	242	MXN	TIIE28 + 55 bps
Telefónica Finanzas México, S.A. de CV.
Bond	04-23-10	04-23-12	20	5	PEN	4.313%
	04-29-10	04-29-12	12	3	PEN	4.313%
	06-18-10	06-18-16	23	6	PEN	7.5%
	08-20-10	08-23-17	60	16	PEN	6.813%
Telefónica del Perú, S.A.A.
Bond	06-09-10	06-09-13	26	7	PEN	5.75%
	06-09-10	06-09-17	70	19	PEN	7.75%
	09-09-10	09-10-16	60	16	PEN	6.8125%
	10-14-10	10-15-16	50	13	PEN	6.375%
Telefónica Móviles, S.A. (Perú)
	11-19-10	11-13-11	20	15	USD	3.75%
Otecel, S.A.

(1)	Exchange rate at December 31, 2010

The main debentures and bonds issued by the Group in 2009 are as follows:

			Nominal value
				(millions of	Currency of
Item	Date	Maturity	(millions)	euros) (1)	issuance	Interest rate
EMTN bonds	02-03-09	02/03/2014	2,000	2,000	EUR	5.431%
	04-01-09	04/01/2016	1,000	1,000	EUR	5.496%
	06-03-09	04/01/2016	500	500	EUR	5.496%
	06-02-09	06/02/2015	400	400	EUR	3-month Euribor + 1.825%
	11-10-09	11/11/2019	1,750	1,750	EUR	4.693%
	12-10-09	12/09/2022	650	732	GBP	5.289%
	12-23-09	12/23/2014	100	100	EUR	3-month Euribor + 0.70%
SEC bond	07-06-09	07/15/2019	1,000	694	USD	5.877%
	07-06-09	01/15/2015	1,250	868	USD	4.949%
Telefónica Emisiones, S.A.U.
Debentures	01-16-09	01/11/2010	105	42	BRL	113.55% CDI
	10-15-09	10/15/2019	49	20	BRL	108% CDI (until 15.10.12 (2))
	10-15-09	10/15/2019	320	128	BRL	112% CDI (until 10/15/13 (2))
	10-15-09	10/15/2019	36	14	BRL	HCPI + 7% (until 10/15/14 (2))
Vivo Participações, S.A.
Bonds	04-15-09	04/01/2014	5	143	UFC	3.50%
	04-22-09	04/01/2014	20,500	28	CLP	6.05%
	08-05-09	07/15/2014	32,000	44	CLP	5.60%
CTC Chile
Bonds	02-12-09	02/12/2012	16,675	4	PEN	7.9375%
	03-27-09	03/27/2013	25	6	PEN	7.3750%
	06-08-09	06/08/2013	14.3	3	PEN	6.0625%
	06-08-09	06/08/2011	15.7	4	PEN	4.8750%
	05-19-09	05/19/2011	30	7	PEN	5.8750%
	05-19-09	05/19/2016	20.5	5	PEN	5.3125%
	04-22-09	04/22/2013	22	15	USD	6.6875%
	06-16-09	06/17/2013	21	5	PEN	6.1875%
	10-20-09	10/20/2011	25	6	PEN	3.5%
	10-20-09	10/20/2012	30	7	PEN	4.375%
	10-07-09	10/07/2021	60	14	PEN	VAC + 3.5%
	09-14-09	09/14/2011	30	7	PEN	3.50%
Telefónica de Perú, S.A.A.
Bonds	01-23-09	01/23/2013	23	6	PEN	8.1875%
	09-22-09	09/23/2014	40	10	PEN	6.3125%
	10-05-09	10/06/2014	62	15	PEN	6.375%
Telefónica Móviles, S.A. (Peru)
Securities	04-01-09 / 06-29-09	03/22/2011	15	7	USD	7.75%
	04-01-09 / 06-10-09	03/16/2012	9	6	USD	8.00%
	04-01-09	03/11/2013	20	14	USD	8.50%
Otecel, S.A.

(1)	Exchange rate at December 31, 2009

(2)	Date of renegotiation of certain conditions

APPENDIX III: FINANCIAL INSTRUMENTS
The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2010 is as follows:

								Fair value
								Underlying	Associated
Millions of Euros	2011	2012	2013	2014	2015	Subsequent	Total	debt	derivatives	TOTAL
EURO	6,343	3,777	7,548	3,677	6,933	11,336	39,614	34,588	6,151	40,739
Floating rate	796	1,855	6,862	1,195	2,529	(5,177)	8,060	8,575	(784)	7,791
Spread — Ref Euribor	0.12%	0.59%	0.22%	0.04%	1.16%	11.70%	(6.81%)
Fixed rate	5,547	(228)	(14)	2,482	4,404	15,263	27,454	21,870	6,648	28,518
Interest rate	(0.46%)	3.69%	(157%)	4.78%	3.24%	25.17%	14.86%
Rate cap	—	2,150	700	—	—	1,250	4,100	4,143	287	4,430
OTHER EUROPEAN CURRENCIES	(469)	1,324	170	919	164	3,377	5,485	3,882	1,589	5,471
Instruments in CZK	646	242	164	338	164	—	1,554	45	1,527	1,572
Floating rate	—	116	164	—	164	—	444	—	446	446
Spread	—	(0.00%)	(0.09%)	—	(0.02%)	—	(0.04%)
Fixed rate	646	126	—	338	—	—	1,110	45	1,081	1,126
Interest rate	1.81%	4.17%	—	3.84%	—	—	2.69%
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GBP	(1,115)	1,082	6	581	—	3,377	3,931	3,837	62	3,899
Floating rate	—	238	—	581	—	1,340	2,159	101	1,818	1,919
Spread	—	0.27%	—	—	—	—	0.03%
Fixed rate	(1,115)	437	6	—	—	1,921	1,249	3,210	(1,874)	1,336
Interest rate	(1.99%)	7.57%	6.44%	—	—	17.33%	31.12%
Rate cap	—	407	—	—	—	116	523	526	118	644
AMERICA	(1,035)	1,639	1,982	1,317	830	5,006	9,739	17,237	(8,700)	8,537
Instruments in USD	(257)	10	650	36	27	1,270	1,736	12,880	(11,715)	1,165
Floating rate	(153)	93	480	68	(73)	(86)	329	1,950	(1,787)	163
Spread	1.84%	0.80%	0.69%	0.76%	(0.56%)	0.53%	0.53%
Fixed rate	(114)	(93)	160	(42)	90	1,344	1,345	10,867	(9,931)	936
Interest rate	(23.54%)	3.93%	7.83%	1.05%	27.27%	(86.84%)	(82.40%)
Rate cap	10	10	10	10	10	12	62	63	3	66
Instruments in UYU	(48)	—	—	—	—	—	(48)	2	—	2
Floating rate	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	(48)	—	—	—	—	—	(48)	2	—	2
Interest rate	3.40%	—	—	—	—	—	3.40%	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in ARS	399	—	—	—	—	15	414	139	252	391
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	399	—	—	—	—	15	414	139	252	391
Interest rate	13.29%	—	—	—	—	—	12.77%
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in BRL	(1,127)	662	856	406	299	125	1,221	582	674	1,256
Floating rate	(1,608)	336	460	203	234	34	(341)	(636)	388	(248)
Spread	(0.90%)	3.89%	3.28%	5.57%	1.26%	—	(16.67%)
Fixed rate	481	326	396	203	65	91	1,562	1,218	286	1,504
Interest rate	7.53%	7.60%	4.61%	7.58%	7.77%	27.24%	7.98%
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CLP	(64)	225	110	312	283	—	866	(129)	795	666
Floating rate	(56)	85	24	33	283	—	369	87	689	776
Spread	(2.53%)	1.63%	1.48%	—	0.98%	—	1.60%
Fixed rate	(8)	140	86	279	—	—	497	(216)	106	(110)
Interest rate	(24.06%)	3.86%	3.66%	—	—	—	5.47%
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UFC	3	2	2	2	2	2	13	197	121	318
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	3	2	2	2	2	2	13	197	121	318
Interest rate	40.94%	7.45%	6.00%	5.43%	6.00%	6.00%	13.62%
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in PEN	60	152	144	124	77	360	917	1,130	125	1,255
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	60	152	144	124	77	360	917	1,130	125	1,255
Interest rate	18.68%	6.23%	6.73%	6.58%	7.95%	31.05%	17.06%
Rate cap	—	—	—	—	—	—	—	—	—	—

								Fair value
								Underlying	Associated
Millions of Euros	2011	2012	2013	2014	2015	Subsequent	Total	debt	derivatives	TOTAL
Instruments in COP	551	322	154	135	26	5	1,193	561	715	1,276
Floating rate	147	124	129	110	26	5	541	584	—	584
Spread	2.22%	3.10%	3.11%	3.14%	3.00%	3.00%	2.86%
Fixed rate	404	198	25	25	—	—	652	(23)	715	692
Interest rate	2.42%	8.43%	7.09%	7.09%	—	—	4.60%
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UVR	7	—	—	—	52	2,523	2,582	2,582	—	2,582
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	7	—	—	—	52	2,523	2,582	2,582	—	2,582
Interest rate	12.38%	—	—	—	12.38%	74.28%	72.88%
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VEB	(1,082)	—	—	—	—	—	(1,082)	(1,084)	—	(1,084)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	(1,082)	—	—	—	—	—	(1,082)	(1,084)	—	(1,084)
Interest rate	1.66%	—	—	—	—	—	1.66%	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UDI	45	48	60	54	58	492	757	—	(246)	(246)
Floating rate	45	48	60	54	58	492	757	—	(246)	(246)
Spread	3.56%	3.52%	3.12%	3.09%	3.09%	2.98%	3,07%
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in MXN	484	218	6	248	6	214	1,176	377	579	956
Floating rate	(70)	—	—	242	—	87	259	17	—	17
Spread	0.45%	—	—	0.55%	—	0.46%	0.55%
Fixed rate	554	218	6	6	6	127	917	360	579	939
Interest rate	3.57%	9.10%	4.00%	4.00%	4.00%	5.16%	5.11%
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GTQ	(6)	—	—	—	—	—	(6)	—	—	—
Floating rate	(6)	—	—	—	—	—	(6)	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—
ASIA	(1)	—	—	—	—	—	(1)	295	(301)	(6)
Instruments in JPY	(1)	—	—	—	—	—	(1)	295	(301)	(6)
Floating rate	—	—	—	—	—	—	—	138	(138)	—
Spread	—	—	—	—	—	—	—
Fixed rate	(1)	—	—	—	—	—	(1)	157	(163)	(6)
Interest rate	(0.04%)	—	—	—	—	—	(0.04%)
Rate cap	—	—	—	—	—	—	—	—	—	—

TOTAL:	4,838	6,740	9,700	5,913	7,927	19,719	54,837	56,002	(1,261)	54,741

Floating rate	(905)	2,895	8,179	2,486	3,221	(3,305)	12,571	10,816	386	11,202
Fixed rate	5,733	1,278	811	3,417	4,696	21,646	37,581	40,454	(2,055)	38,399
Rate cap	10	2,567	710	10	10	1,378	4,685	4,732	408	5,140

Currency options							(175)
Other							931

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by the Group’s position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading purposes at December 31, 2010:

INTEREST RATE SWAPS
	Maturity
Millions of euros	2011	2012	2013	2014	2015	Subsequent	TOTAL	Fair value
TRADING PURPOSES								(88)
EUR	—	—	—	—	—	—	—	3
Fixed to fixed	—	—	—	(35)	(20)	—	(55)	(50)
Receiving leg	—	—	—	—	—	—	—
Average interest rate	—	—	—	35	20	—	55	53
Paying leg	—	—	—	1.12%	1.63%	—	1.31%
Average spread	—	—	—	—	—	—	—	(308)
Fixed to floating	(1,685)	(420)	(1,250)	(1,255)	(575)	(2,359)	(7,544)	(6,141)
Receiving leg	4.62%	4.25%	3.46%	2.50%	3.57%	3.37%	3.59%
Average interest rate	1,685	420	1,250	1,255	575	2,359	7,544	5,833
Paying leg	0.00%	0.00%	0.95%	1.56%	0.77%	2.45%	1.24%
Average spread	—	—	—	—	—	—	—	218
Floating to fixed	(5,327)	(175)	(710)	(1,000)	—	(2,185)	(9,397)	(8,812)
Receiving leg	0.00%	0.00%	2.00%	0.00%	—	0.00%	0.15%
Average spread	5,327	175	710	1,000	—	2,185	9,397	9,030
Paying leg	1.03%	2.17%	2.35%	3.43%	—	3.32%	1.94%
Average interest rate	—	—	—	—	—	—	—	(1)
Floating to floating	—	—	—	—	(50)	—	(50)	(52)
Receiving leg	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	50	—	50	51
Paying leg	—	—	—	—	—	—	—
Average spread	—	—	—	—	—	—	—	6
USD	—	—	—	—	—	—	—	(13)
Fixed to floating	(68)	—	—	—	(37)	(322)	(427)	(440)
Receiving leg	3.08%	—	—	—	0.00%	3.26%	2.95%
Average interest rate	68	—	—	—	37	322	427	427
Paying leg	—	—	—	—	1.04%	—	0.09%
Average spread	—	—	—	—	—	—	—	19
Floating to fixed	(206)	(67)	(449)	—	(102)	(876)	(1,700)	(633)
Receiving leg	0.35%	3.99%	3.61%	—	—	—	1.15%
Average spread	206	67	449	—	102	876	1,700	652
Paying leg	0.50%	—	—	—	2.52%	3.54%	2.03%	—

NON TRADING PURPOSES
EUR	—	—	—	—	—	—	—	(784)
Fixed to floating	—	—	—	—	—	—	—	(661)
Receiving leg	(2,039)	(504)	(1,654)	(3,055)	(1,005)	(3,318)	(11,575)	(12,218)
Average interest rate	3.23%	3.50%	3.77%	4.69%	3.33%	3.47%	3.78%
Paying leg	2,039	504	1,654	3,055	1,005	3,318	11,575	11,557
Average spread	0.80%	0.01%	0.05%	0.03%	0.01%	0.00%	0.16%
Floating to fixed	—	—	—	—	—	—	—	(123)
Receiving leg	(11,699)	(556)	(550)	(2,230)	(5,412)	(11,832)	(32,279)	(15,695)
Average spread	0.19%	—	—	3.48%	2.35%	—	0.70%
Paying leg	11,699	556	550	2,230	5,412	11,832	32,279	15,572
Average interest rate	2.64%	2.82%	3.74%	—	1.09%	3.72%	3.01%	—
USD	—	—	—	—	—	—	—	(880)
Fixed to floating	—	—	—	—	—	—	—	(928)
Receiving leg	(776)	(42)	(1,501)	(42)	(1,875)	(4,891)	(9,127)	(9,539)
Average interest rate	—	3.90%	—	5.52%	—	4.84%	2.64%
Paying leg	776	42	1,501	42	1,875	4,891	9,127	8,611
Average spread		—		—		—	—	—
Floating to fixed	—	—	—	—	—	—	—	48
Receiving leg	(28)	(28)	(664)	(28)	(28)	(28)	(804)	(802)
Average spread	—	—	—	—	—	—	—
Paying leg	28	28	664	28	28	28	804	850
Average interest rate	4.34%	4.34%	4.34%	3.35%	4.34%	4.34%	4.31%	—

INTEREST RATE SWAPS
	Maturity
Millions of euros	2011	2012	2013	2014	2015	Subsequent	TOTAL	Fair value
MXN	—	—	—	—	—	—	—	(1)
Floating to fixed	—	—	—	—	—	—	—	(1)
Receiving leg	(85)	—	—	—	—	(121)	(206)	(69)
Average spread	0.61%						0.25%	—
Paying leg	85	—	—	—	—	121	206	68
Average interest rate	8.16%						3.37%	—
GBP	—	—	—	—	—	—	—	2
Fixed to floating	—	—	—	—	—	—	—	(64)
Receiving leg	—	—	—	(581)	—	(1,220)	(1,801)	(1,867)
Average interest rate				5.25%	—	3.92%	2.66%	—
Paying leg	—	—	—	581	—	1,220	1,801	1,803
Average spread					—	1.64%	1.11%	—
Floating to fixed	—	—	—	—	—	—	—	66
Receiving leg	(628)	—	—	—	—	(470)	(1,098)	(1,099)
Average spread		—				—	—	—
Paying leg	628	—	—	—	—	470	1,098	1,165
Average interest rate		5.12%				4.96%	2.13%	—
JPY	—	—	—	—	—	—	—	(4)
Fixed to floating	—	—	—	—	—	—	—	(4)
Receiving leg	—	—	(138)	—	—	—	(138)	(142)
Average interest rate			1.68%				1.68%	—
Paying leg	—	—	138	—	—	—	138	138
Average spread				—	—		—	—
CLP	—	—	—	—	—	—	—	(35)
Fixed to floating	—	—	—	—	—	—	—	1
Receiving leg	—	—	(24)	(33)	—	—	(57)	(56)
Average interest rate			4.12%	4.51%	—		2.39%	—
Paying leg	—	—	24	33	—	—	57	57
Average spread				—	—		—	—
Floating to fixed	—	—	—	—	—	—	—	(36)
Receiving leg	(297)	(60)	(110)	—	—	—	(467)	(355)
Average spread	1.55%	—	—	—			0.98%	—
Paying leg	297	60	110	—	—	—	467	319
Average interest rate	—	1.82%	3.74%				1.11%	—

Foreign exchange and interest rate options, by maturity, at December 31, 2010 are as follows:

	CURRENCY OPTIONS
	MATURITIES
	2011	2012	2013	2014	2015	Subsequent
Put USD / Call EUR
Notional amount of options bought	217		154		186	1,609
Strike	1.59%		1.49%		1.54%	1.38%
Notional amount of options sold	195					831
Strike	1.49%					1.20%

	INTEREST RATE OPTIONS
	MATURITIES
Figures in euros	2011	2012	2013	2014	Subsequent
Collars
Notional amount of options bought	—	1,406,622,132	—	—	2,179,179,407
Strike Cap	—	4.718%	—	—	4.63%
Strike Floor	—	3.204%	—	—	3.48%

Caps
Notional amount of options bought	—	4,430,888,760	—	—	—
Strike	—	4.031%	—	—	—
Notional amount of options sold	—	5,837,510,892	—	—	2,179,179,407
Strike	—	3.669%	—	—	5.032%

Floors
Notional amount of options bought	—	1,706,622,132	—	—	2,121,333,140
Strike	—	0.764%	—	—	0.786%
Notional amount of options sold	—	700,000,000	—	—	—
Strike	—	2.147%	—	—	—
Cash flows receivable or payable on derivative financial instruments settled via the swap of nominals, by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2011	2012	2013	2014	2015	Subsequent	Total
Currency swaps
Receive	ARS	—	—	—	—	—	—	—
Pay	ARS	(54)	—	—	—	—	—	(54)
Receive	BRL	75	—	—	—	—	—	75
Pay	BRL	(202)	(73)	(5)	(84)	(199)	—	(563)
Receive	CLP	204	95	110	—	284	—	693
Pay	CLP	(408)	(271)	(221)	(228)	(565)	—	(1,693)
Receive	COP	—	—	—	—	—	—	—
Pay	COP	(198)	(198)	(25)	(25)	—	—	(446)
Receive	CZK	—	—	—	—	—	—	—
Pay	CZK	(117)	(117)	(164)	(235)	(164)	—	(797)
Receive	EUR	978	323	160	281	163	588	2,493
Pay	EUR	(870)	(485)	(2,928)	(41)	(3,145)	(8,286)	(15,755)
Receive	GBP	—	—	—	—	—	—	—
Pay	GBP	(628)	—	—	—	—	(470)	(1,098)
Receive	JPY	18	552	—	—	—	138	708
Pay	JPY	—	—	—	—	—	—	—
Receive	MAD	—	89	—	—	—	—	89
Pay	MAD	—	(89)	—	—	—	—	(89)

Millions of euros		2011	2012	2013	2014	2015	Subsequent	Total
Receive	MXN	—	—	—	—	—	—	—
Pay	MXN	(12)	(12)	(12)	(12)	(12)	(182)	(242)
Receive	PEN	—	—	—	—	—	—	—
Pay	PEN	(17)	(28)	(19)	(14)	(14)	(54)	(146)
Receive	UFC	41	206	—	171	—	—	418
Pay	UFC	(133)	(103)	—	—	—	—	(236)
Receive	USD	1,526	225	3,224	151	4,007	8,104	17,237
Pay	USD	(185)	—	(112)	—	(268)	—	(565)
Receive	UDI	12	12	12	12	12	186	246
Pay	UDI	—	—	—	—	—	—	—

TOTAL		30	126	20	(24)	99	24	275

Forwards
Receive	ARS	—	—	—	—	—	—	—
Pay	ARS	(229)	—	—	—	—	—	(229)
Receive	BRL	—	—	—	—	—	—	—
Pay	BRL	(156)	—	—	—	—	—	(156)
Receive	CLP	129	—	—	—	—	—	129
Pay	CLP	(129)	—	—	—	—	—	(129)
Receive	COP	65	—	—	—	—	—	65
Pay	COP	(295)	—	—	—	—	—	(295)
Receive	CZK	—	—	—	—	—	—	—
Pay	CZK	(718)	—	—	—	—	—	(718)
Receive	EUR	3,357	—	—	—	—	—	3,357
Pay	EUR	(3,055)	(32)	(18)	—	—	—	(3,105)
Receive	GBP	2,257	8	—	—	—	—	2,265
Pay	GBP	(1,031)	—	—	—	—	—	(1,031)
Receive	MXN	286	—	—	—	—	—	286
Pay	MXN	(746)	—	—	—	—	—	(746)
Receive	PEN	42	2	—	—	—	—	44
Pay	PEN	(12)	—	—	—	—	—	(12)
Receive	UFC	—	—	—	—	—	—	—
Pay	UFC	(11)	—	—	—	—	—	(11)
Receive	USD	2,351	26	21	—	—	—	2,398
Pay	USD	(2,107)	(2)	—	—	—	—	(2,109)

TOTAL		(2)	2	3	—	—	—	3

The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2009 was as follows:

								Fair value
								Underlying	Associated
Millions of Euros	2010	2011	2012	2013	2014	Subsequent	Total	debt	derivatives	TOTAL
EURO	(1,933)	8,517	3,998	3,917	3,336	11,493	29,328	24,400	5,234	29,634
Floating rate	(6,551)	5,197	515	3,879	2,514	(42)	5,512	9,421	(3,865)	5,556
Spread — Ref Euribor	(0.14%)	0.25%	1.49%	0.05%	0.03%	(11.71%)	(10.03%)
Fixed rate	4,618	3,320	133	38	822	10,285	19,216	10,347	9,109	19,456
Interest rate	4.47%	1.88%	(4.63%)	67.24%	10.33%	27.37%	106.66%	—	—
Rate cap	—	—	3,350	—	—	1,250	4,600	4,632	(10)	4,622
OTHER EUROPEAN CURRENCIES	60	805	1,271	172	883	2,581	5,772	4,263	1,875	6,138
Instruments in CZK	1,855	123	224	—	320	(14)	2,508	321	2,212	2,533
Floating rate	283	—	111	—	—	—	394	91	304	395

Spread	0.07%	—	(0.00%)	—	—	—	0.07%
Fixed rate	1,572	123	113	—	320	(14)	2,114	230	1,908	2,138
Interest rate	2.03%	3.43%	4.35%	—	3.84%	3.84%	17.49%	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

								Fair value
								Underlying	Associated
Millions of Euros	2010	2011	2012	2013	2014	Subsequent	Total	debt	derivatives	TOTAL
Instruments in GBP	(1,795)	682	1,047	172	563	2,595	3,264	3,942	(337)	3,605
Floating rate	—	55	231	166	563	619	1,634	320	1,420	1,740
Spread	—	(0.50%)	0.27%	0.27%	—	—	0.04%
Fixed rate	(1,795)	627	422	6	—	1,863	1,123	3,111	(1,757)	1,354
Interest rate	0.88%	5.12%	7.63%	6.44%	—	15.71%	35.78%	—	—
Rate cap	—	—	394	—	—	113	507	511	—	511
AMERICA	(1,136)	1,349	1,089	1,344	830	4,138	7,614	13,663	(6,802)	6,861
Instruments in USD	(200)	87	45	629	56	1,325	1,942	11,208	(9,622)	1,586
Floating rate	291	(152)	90	436	19	21	705	1,560	(1,094)	466
Spread	0.19%	1.98%	0.82%	0.61%	0.35%	0.70%	4.66%
Fixed rate	(501)	229	(55)	183	27	1,285	1,168	9,580	(8,528)	1,052
Interest rate	(0.60%)	9.48%	4.06%	3.53%	3.80%	23.38%	43.65%	—	—
Rate cap	10	10	10	10	10	19	69	68	—	68
Instruments in UYU	(12)	2	—	—	—	—	(10)	1	—	1
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	(12)	2	—	—	—	—	(10)	1	—	1
Interest rate	1.15%	3.75%	—	—	—	—	4.90%	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in ARS	216	143	—	—	—	—	359	(120)	461	341
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	216	143	—	—	—	—	359	(120)	461	341
Interest rate	12.18%	14.68%	—	—	—	—	26.86%	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in BRL	(113)	331	309	400	243	291	1,461	972	448	1,420
Floating rate	(233)	245	217	340	219	168	956	753	176	929
Spread	(4.10%)	3.03%	3.37%	2.16%	3.10%	1.60%	9.16%
Fixed rate	120	86	92	60	24	123	505	219	272	491
Interest rate	11.63%	9.59%	9.74%	5.29%	9.93%	19.16%	65.34%	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CLP	74	206	192	95	267	—	834	(34)	830	796
Floating rate	209	110	73	21	28	—	441	105	353	458
Spread	0.60%	1.10%	1.63%	1.48%	—	—	4.81%
Fixed rate	(135)	96	119	74	239	—	393	(139)	477	338
Interest rate	0.16%	1.81%	3.86%	3.66%	5.97%	—	15.46%	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UFC	(77)	80	2	2	2	3	12	(296)	(264)	(560)
Floating rate	—	—	—	—	—	—	—	—	(103)	(103)
Spread	—	—	—	—	—	—	—
Fixed rate	(77)	80	2	2	2	3	12	(296)	(161)	(457)
Interest rate	1.23%	4.43%	7.45%	6.00%	5.43%	12.00%	36.54%	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in PEN	84	246	102	89	103	315	939	827	143	970
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	84	246	102	89	103	315	939	827	143	970
Interest rate	11.43%	5.23%	6.56%	7.25%	7.61%	36.07%	74.15%	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in COP	200	254	253	129	159	—	995	563	670	1,233
Floating rate	9	59	81	108	138	—	395	409	—	409
Spread	3.19%	2.74%	2.86%	2.96%	3.28%	—	15.03%
Fixed rate	191	195	172	21	21	—	600	154	670	824
Interest rate	7.85%	8.27%	8.43%	7.09%	7.09%	—	38.73%	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UVR	—	—	—	—	—	2,175	2,175	2,175	—	2,175
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	2,175	2,175	2,175	—	2,175
Interest rate	—	—	—	—	—	23.01%	23.01%	—	—

Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VEB	(2,264)	—	—	—	—	—	(2,264)	(2,263)	—	(2,263)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	(2,264)	—	—	—	—	—	(2,264)	(2,263)	—	(2,263)
Interest rate	0.98%	—	—	—	—	—	0.98%	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

								Fair value
								Underlying	Associated
Millions of Euros	2010	2011	2012	2013	2014	Subsequent	Total	debt	derivatives	TOTAL
Instruments in MXN	959	—	186	—	—	29	1,174	633	532	1,165
Floating rate	263	—	—	—	—	—	263	421	3	424
Spread	0.61%	—	—	—	—	—	0.61%
Fixed rate	696	—	186	—	—	29	911	212	529	741
Interest rate	5.74%	—	9.25%	—	—	12.52%	27.51%	—	—
Rate cap
Instruments in GTQ	(3)	—	—	—	—	—	(3)	(3)	—	(3)
Floating rate	(3)	—	—	—	—	—	(3)	(3)	—	(3)
Spread	0.01%	—	—	—	—	—	0.01%
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—

ASIA	—	—	—	—	—	—	—	207	(250)	(43)
Instruments in JPY	—	—	—	—	—	—	—	207	(250)	(43)
Floating rate	—	—	—	—	—	—	—	113	(113)	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	94	(137)	(43)
Interest rate	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

AFRICA	—	—	88	—	—	—	88	—	84	84
Instruments in MAD	—	—	88	—	—	—	88	—	84	84
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	88	—	—	—	88	—	84	84
Interest rate	—	—	4.54%	—	—	—	4.54%	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

TOTAL	(3,009)	10,671	6,446	5,433	5,049	18,212	42,802	42,533	141	42,674

Floating rate	(5,732)	5,514	1,318	4,950	3,481	766	10,297	13,190	(2,919)	10,271
Fixed rate	2,713	5,147	1,374	473	1,558	16,064	27,329	24,132	3,070	27,202
Rate cap	10	10	3,754	10	10	1,382	5,176	5,211	(10)	5,201

Currency options							(99)
Other							848

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by the Group’s position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading purposes at December 31, 2009.

INTEREST RATE SWAPS
	Maturity
Millions of euros	2010	2011	2012	2013	2014	Subsequent	TOTAL	Fair value
TRADING PURPOSES
EUR								(214)
Fixed to floating	—	—	—	—	—	—	—	(389)
Receiving leg	(790)	(1,685)	(420)	(1,250)	(1,065)	(1,736)	(6,946)	(5,823)
Average interest rate	3.23%	3.50%	3.77%	4.69%	3.33%	3.47%	3.67%
Paying leg	790	1,685	420	1,250	1,065	1,736	6,946	5,434
Average spread	0.80%	0.01%	0.05%	0.03%	0.01%	0.00%	0.11%
Floating to fixed	—	—	—	—	—	—	—	575
Receiving leg	(8,742)	(935)	(231)	(710)	(950)	(2,195)	(13,763)	(11,185)
Average spread	0.10%	—	—	—	—	—	0.07%	—
Paying leg	8,742	935	231	710	950	2,195	13,763	11,760
Average interest rate	1.31%	1.57%	2.18%	2.18%	3.52%	3.27%	1.84%	—
USD	—	—	—	—	—	—	—	(37)
Fixed to floating	—	—	—	—	—	—	—	(28)
Receiving leg	(594)	(63)	—	—	—	(229)	(886)	(914)
Average interest rate	0	3.08%				3.74%	4.43%	—
Paying leg	594	63	—	—	—	229	886	886
Average spread	—	—				—	—	—
Floating to fixed	—	—	—	—	—	—	—	(9)
Receiving leg	(486)	(191)	(451)	(416)	—	(635)	(2,179)	(473)
Average spread	0.20%	0.35%	3.99%	3.61%		—	1.59%	—
Paying leg	486	191	451	416	—	635	2,179	464
Average interest rate	2.62%	0.50%	—	—		3.68%	1.70%	—
MXN	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	—
Receiving leg	(1)	—	—	—	—	—	(1)	(1)
Average spread	(0.54%)						(0.54%)
Paying leg	1	—	—	—	—	—	1	1
Average interest rate	8.43%						8.43%

NON TRADING PURPOSES
EUR	—	—	—	—	—	—	—	(274)
Fixed to floating	—	—	—	—	—	—	—	(669)
Receiving leg	(5,088)	(2,039)	(504)	(1,654)	(3,055)	(3,313)	(15,653)	(13,806)
Average interest rate	3.23%	3.50%	3.77%	4.69%	3.33%	3.47%	3.51%	—
Paying leg	5,088	2,039	504	1,654	3,055	3,313	15,653	13,137
Average spread	0.80%	0.01%	0.05%	0.03%	0.01%	0.00%	0.27%	—
Floating to fixed	—	—	—	—	—	—	—	395
Receiving leg	(5,312)	(3,949)	(500)	(550)	(730)	(7,503)	(18,544)	(14,842)
Average spread	0.19%	—	—	3.48%	2.35%	—	0.25%	—
Paying leg	5,312	3,949	500	550	730	7,503	18,544	15,237
Average interest rate	2.64%	2.82%	3.74%	—	1.09%	3.72%	3.01%	—
CZK	—	—	—	—	—	—	—	5
Floating to fixed	—	—	—	—	—	—	—	5
Receiving leg	(430)	—	—	—	—	—	(430)	(430)
Average spread	0.01%						0.01%	—
Paying leg	430	—	—	—	—	—	430	435
Average interest rate	3.35%						3.35%	—
USD	—	—	—	—	—	—	—	(547)
Fixed to floating	—	—	—	—	—	—	—	(583)
Receiving leg	—	(694)	—	(521)	—	(4,304)	(5,519)	(6,103)
Average interest rate		3.90%		5.52%		4.84%	4.79%	—
Paying leg	—	694	—	521	—	4,304	5,519	5,520
Average spread		—		—		—	—	—
Floating to fixed	—	—	—	—	—	—	—	36
Receiving leg	(26)	(26)	(26)	(616)	(26)	(51)	(771)	(769)
Average spread	—	—	—	—	—	—	—	—
Paying leg	26	26	26	616	26	51	771	805
Average interest rate	4.34%	4.34%	4.34%	3.35%	4.34%	4.34%	3.55%	—
	—	—	—	—	—	—

INTEREST RATE SWAPS
	Maturity
Millions of euros	2010	2011	2012	2013	2014	Subsequent	TOTAL	Fair value
BRL	—	—	—	—	—	—	—	—
Floating to floating	—	—	—	—	—	—	—	—
Receiving leg	(598)	—	—	—	—	—	(598)	(483)
Average spread	0.35%						0.35%	—
Paying leg	598	—	—	—	—	—	598	483
Average spread	—						—	—
MXN	—	—	—	—	—	—	—	3
Floating to fixed	—	—	—	—	—	—	—	3
Receiving leg	(159)	—	—	—	—	—	(159)	(166)
Average spread	0.61%						0.61%	—
Paying leg	159	—	—	—	—	—	159	169
Average interest rate	8.16%						8.16%	—
GBP	—	—	—	—	—	—	—	22
Fixed to floating	—	—	—	—	—	—	—	216
Receiving leg	—	—	—	—	(563)	(732)	(1,295)	(1,341)
Average interest rate					5.25%	3.92%	4.50%	—
Paying leg	—	—	—	—	563	732	1,295	1,557
Average spread					—	1.64%	0.92%	—
Floating to fixed	—	—	—	—	—	—	—	(194)
Receiving leg	—	(609)	—	—	—	(455)	(1,064)	(1,065)
Average spread		—				—	—	—
Paying leg	—	609	—	—	—	455	1,064	871
Average interest rate		5.12%				4.96%	5.05%	—
JPY	—	—	—	—	—	—	—	(4)
Fixed to floating	—	—	—	—	—	—	—	(4)
Receiving leg	—	—	(113)	—	—	—	(113)	(117)
Average interest rate			1.68%				1.68%	—
Paying leg	—	—	113	—	—	—	113	113
Average spread				—	—		—	—
CLP	—	—	—	—	—	—	—	—
Fixed to floating	—	—	—	—	—	—	—	1
Receiving leg	—	—	—	(21)	(28)	—	(49)	(48)
Average interest rate				4.12%	4.51%		4.34%	—
Paying leg	—	—	—	21	28	—	49	49
Average spread				—	—		—	—
Floating to fixed	—	—	—	—	—	—	—	(1)
Receiving leg	(82)	(96)	(51)	(95)	—	—	(324)	(147)
Average spread	1.55%	—	—	—			0.39%	—
Paying leg	82	96	51	95	—	—	324	146
Average interest rate	—	1.82%	3.74%	3.76%			2.23%	—

Foreign exchange and interest rate options, by maturity, at December 31, 2009 were as follows:

	CURRENCY OPTIONS
	MATURITIES
Figures in euros	2010	2011	2012	2013	Subsequent
Put USD / Call EUR
Notional amount of options bought	—	201,305,012	—	70,803,832	1,664,931,279
Strike	—	1.59%	—	1.50%	1.75%
Notional amount of options sold	—	195,129,693	—	—	831,255,453
Strike	—	1.49%	—	—	1.20%

	INTEREST RATE OPTIONS
	MATURITIES
Figures in euros	2010	2011	2012	2013	Subsequent
Collars
Notional amount of options bought	—	—	1,119,299,628	—	2,161,986,806
Strike Cap	—	—	4.746%	—	4.77%
Strike Floor	—	—	3.409%	—	3.48%

Caps
Notional amount of options bought	—	—	3,412,999,662	—
Strike	—	—	4.205%	—
Notional amount of options sold	—	—	6,032,299,291	—	2,161,986,806
Strike	—	—	5.399%	—	5.003%

Floors
Notional amount of options bought	—	—	2,619,299,628	—	2,094,499,493
Strike	—	—	2.844%	—	0.802%
Notional amount of options sold	363,096,573	—	700,000,000	—	—
Strike	4.382%	—	2.147%	—	—
Cash flows receivable or payable on derivative financial instruments settled via the swap of nominals, by currency of collection/payment, along with contractual maturities at December 31, 2009 were as follows:

Millions of euros		2010	2011	2012	2013	2014	Subsequent	Total
Currency swaps
Receive	ARS	—	—	—	—	—	—	—
Pay	ARS	(130)	(52)	—	—	—	—	(182)
Receive	BRL	—	—	—	—	—	—	—
Pay	BRL	(51)	(64)	(65)	(4)	(38)	(88)	(310)
Receive	CLP	96	175	82	95	—	—	448
Pay	CLP	(191)	(349)	(232)	(189)	(195)	—	(1,156)
Receive	COP	—	—	—	—	—	—	—
Pay	COP	(86)	(172)	(172)	(21)	(21)	—	(472)
Receive	CZK	—	—	—	—	—	—	—
Pay	CZK	(622)	(111)	(111)	—	(222)	—	(1,066)
Receive	EUR	1,714	958	323	—	280	588	3.863
Pay	EUR	(3,619)	(785)	(356)	(1,118)	—	(7,872)	(13,750)
Receive	GBP	873	—	—	—	—	—	873
Pay	GBP	(873)	(609)	—	—	—	(455)	(1,937)
Receive	JPY	8	9	451	—	—	113	581
Pay	JPY	—	—	—	—	—	—	—
Receive	MAD	—	—	—	—	—	—	—
Pay	MAD	—	—	(88)	—	—	—	(88)

Millions of euros		2010	2011	2012	2013	2014	Subsequent	Total
Receive	MXN	—	—	—	—	—	—	—
Pay	MXN	(2)	—	—	—	—	—	(2)
Receive	PEN	—	—	—	—	—	—	—
Pay	PEN	(7)	(15)	(16)	(16)	(13)	(60)	(127)
Receive	UFC	204	34	172	—	143	—	553
Pay	UFC	(102)	(111)	(86)	—	—	—	(299)
Receive	USD	1,959	1,297	160	1,286	67	7,283	12,052
Pay	USD	(7)	(156)	—	(104)	—	—	(267)

TOTAL:		(836)	49	62	(71)	1	(491)	(1,286)

Forwards
Receive	ARS	42	—	—	—	—	—	42
Pay	ARS	(340)	—	—	—	—	—	(340)
Receive	BRL	—	—	—	—	—	—	—
Pay	BRL	(159)	—	—	—	—	—	(159)
Receive	CLP	142	—	—	—	—	—	142
Pay	CLP	(244)	(1)	—	—	—	—	(245)
Receive	COP	22	—	—	—	—	—	22
Pay	COP	(191)	—	—	—	—	—	(191)
Receive	CZK	—	—	—	—	—	14	14
Pay	CZK	(1,145)	—	—	—	—	—	(1,145)
Receive	EUR	3,262	—	—	—	—	—	3,262
Pay	EUR	(2,985)	(3)	(23)	(19)	—	(14)	(3,044)
Receive	GBP	2,488	—	—	—	—	—	2,488
Pay	GBP	(544)	—	—	—	—	—	(544)
Receive	MXN	—	—	—	—	—	—	—
Pay	MXN	(530)	—	—	—	—	—	(530)
Receive	PEN	25	—	—	—	—	—	25
Pay	PEN	(27)	—	—	—	—	—	(27)
Receive	UFC	140	—	—	—	—	—	140
Pay	UFC	(142)	—	—	—	—	—	(142)
Receive	USD	2,112	4	24	20	—	—	2,160
Pay	USD	(1,897)	—	—	—	—	—	(1,897)

TOTAL		29	—	1	1	—	—	31

APPENDIX IV: INTEREST-BEARING DEBT
The main financing transactions included under this heading outstanding at December 31, 2010 and 2009 and their nominal amounts are as follows:

	Contractual
	limit		Outstanding principal
	amount		balance (million of euros)		Arrangement
Descriptive name summary	(millions)	Currency	31/12/2010	31/12/2009	date	Maturity date
Telefónica, S.A. and its instrumental companies
Telefónica, S.A. 2005 syndicated facility	650	EUR	300	6,000	06/28/2005	06/28/2011	(1)
Telfisa EIB bilateral facility	300	EUR	300	300	12/12/2006	12/12/2011
Telefónica Europe, B.V. 2006 syndicated facility	4,200	GBP	2,945	3,091
Tranche D	2,100	GBP	2,459	2,357	12/07/2006	12/14/2012
Tranche E	2,100	GBP	486	734	12/07/2006	12/14/2013
Telefónica, S.A. 2010 syndicated facility	8,000	EUR	6,000	—
Tranche A	5,000	EUR	3,000	—	07/28/2010	07/28/2013
Tranche B	3,000	EUR	3,000	—	07/28/2010	07/28/2015
Bilateral loan	160	EUR	160	—	12/22/2010	12/22/2015
TELFISA EIB bilateral	100	EUR	100	100	01/31/2007	01/31/2015
TELFISA EIB bilateral	375	EUR	375	375	01/31/2008	01/30/2015
TELFISA EIB bilateral	221	USD	165	179	09/15/2004	09/15/2016
Cajas Telefónica, S.A. 2006 Saving Bank’s syndicated facility	700	EUR	700	700	04/21/2006	04/21/2017
Telefónica Europe, B.V. bilateral	15,000	JPY	138	113	08/16/2007	07/27/2037

Other operators
Telefónica Chile 2005 syndicated facility	150	USD	112	104	10/28/2005	06/21/2011
Móviles Chile 2006 syndicated facility	180	USD	134	125	12/29/2005	01/05/2011
Cesky financing	115	EUR	115	115	07/30/1997	07/30/2012
Telefónica Chile 2008 syndicated facility	150	USD	112	104	06/09/2008	05/13/2013
Vivo bilateral	1,132	BRL	509	575	07/13/2007	08/15/2014
Colombia Telecomunicaciones loan	310,000	COP	121	105	12/28/2009	12/28/2014
Vivo EIB bilateral	265	USD	203	184	02/29/2008	03/02/2015
Telesp bilateral	1,808	BRL	812	792	10/23/1997	05/15/2015
Vivo bilateral	378	BRL	170	157	10/30/2008	10/30/2016
Móviles Colombia IDB financing	491	USD	367	417
Tranche A	111	USD	83	87	12/20/2007	11/15/2014
Tranche B	380	USD	284	330	12/20/2007	11/15/2012

Others			6,069	4,422

Total			19,907	17,958

(1)	On February 13, 2009, the “Forward Start Facility” contract signed, which can be extended by 217 million euros to 2012 and by 217 million euros to 2013

APPENDIX V: MAIN COMPANIES COMPRISING THE TELEFÓNICA GROUP
The table below lists the main companies comprising the Telefónica Group at December 31, 2010 and the main investments consolidated using the equity method.
Included for each company are the company name, corporate purpose, country, functional currency, share capital (in million of functional currency units), the Telefónica Group’s effective shareholding and the company or companies through which the Group holds a stake.

				%
				Telefónica
Name and corporate purpose	Country	Currency	Capital	Group	Holding company
Parent company:
Telefónica, S.A.	Spain	EUR	4,564
Telefónica Spain
Telefónica de España, S.A.U.	Spain	EUR	1,024	100%	Telefónica, S.A. (100%)
Telecommunications service provider
Telefónica Móviles España, S.A.U.	Spain	EUR	423	100%	Telefónica, S.A. (100%)
Wireless communications services provider
Telefónica Serv. de Informática y Com. de España, S.A.U.	Spain	EUR	6	100%	Telefónica de España, S.A.U. (100%)
Telecommunications systems, networks and infrastructure engineering
Telefónica Soluciones Sectoriales, S.A.U.	Spain	EUR	14	100%	Telefónica de España, S.A.U. (100%)
Consulting services for ICT companies
Interdomain, S.A.U.	Spain	EUR	—	100%	Telefónica Soluciones Sectoriales, S.A. (100%)
Internet resources operator
Teleinformática y Comunicaciones, S.A.U. (TELYCO)	Spain	EUR	8	100%	Telefónica de España, S.A.U. (100%)
Promotion, marketing and distribution of telephone and telematic equipment and services
Telefónica Telecomunicaciones Públicas, S.A.U.	Spain	EUR	1	100%	Telefónica de España, S.A.U. (100%)
Installation of public telephones
Telefónica Remesas, S.A.	Spain	EUR	—	100%	Telefónica Telecomunicaciones Públicas, S.A.U. (100%)
Remittance management
Telefónica Cable, S.A.U.	Spain	EUR	3	100%	Telefónica de España, S.A.U. (100%)
Cable telecommunication services provider
Tuenti Technologies, S.L.	Spain	EUR	—	91.38%	Telefónica Móviles España, S.A.U. (91.38%)
Private social platform
Iberbanda, S.A.	Spain	EUR	2	58.94%	Telefónica de España, S.A.U. (58,94%)
Broadband telecommunications operator
Telefónica Salud, S.A.	Spain	EUR	—	51.00%	Telefónica Telecomunicaciones Públicas, S.A.U. (51.00%)
Management and operation of telecommunications and public television services
Telefónica Latin America
Telefónica Internacional, S.A.U.	Spain	EUR	2,839	100%	Telefónica, S.A. (100%)
Investment in the telecommunications industry abroad

				%
				Telefónica
Name and corporate purpose	Country	Currency	Capital	Group	Holding company
Telefónica International Holding, B.V.	Netherlands	EUR	—	100%	Telefónica Internacional, S.A.U. (100%)
Holding company
Latin American Cellular Holdings, B.V.	Netherlands	EUR	—	100%	Telefónica, S.A. (100%)
Holding company
Telefónica Datacorp, S.A.U.	Spain	EUR	700	100%	Telefónica, S.A. (100%)
Telecommunications service provider and operator
Telecomunicaçoes de Sao Paulo, S.A. — TELESP	Brazil	BRL	6,575	87.95%	Telefónica Internacional, S.A.U. (65.30%)
Wireline telephony operator in Sao Paulo					Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (22.65%)
Vivo Participaçoes, S.A.	Brazil	BRL	8,780	59.42%	Telefónica, S.A. (35.89%)
Holding company and mobile services operator					Telefónica Brasil Sul Celular Participaçoes, Ltda. (4.37%)
					Portelcom Participaçoes, S.A. (19.16%)
Vivo, S.A.	Brazil	BRL	6,218	100%	Vivo Participaçoes, S.A. (100%)
Wireless services operator
Compañía Internacional de Telecomunicaciones, S.A.	Argentina	ARS	562	100%	Telefónica Holding de Argentina, S.A. (50.00%)
Holding company					Telefónica Móviles Argentina, S.A. (39.40%)
					Telefónica International Holding, B.V. (10.60%)
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	698	100%	Compañía Internacional de Telecomunicaciones, S.A. (51.49%)
					Telefónica Internacional, S.A.U. (16.20%)
					Telefónica Móviles Argentina, S.A. (29.56%)
					Telefónica International Holding, B.V. (0.95%)
					Telefónica, S.A. (1.80%)
Telefónica Móviles Argentina Holding, S.A.	Argentina	ARS	1,198	100%	Telefónica, S.A. (100%)
Holding company
Telcel, C.A.	Venezuela	VEF	944	100%	Latin America Cellular Holdings, B.V. (97.21%)
Wireless operator					Telefónica, S.A. (0.08%)
					Comtel Comunicaciones Telefónicas, S.A. (2.71%)
Telefónica Móviles Chile, S.A.	Chile	CLP	1,628,654	100%	TEM Inversiones Chile Ltda. (100%)
Wireless communications services operator
Telefónica Chile, S.A. Local, long distance and international telephony services provider	Chile	CLP	578,078	97.89%	Inversiones Telefónica Internacional Holding Ltda. (53.00%)
					Telefónica Internacional de Chile, S.A. (44.89%)

				%
				Telefónica
Name and corporate purpose	Country	Currency	Capital	Group	Holding company
Telefónica del Perú, S.A.A.	Peru	PEN	2,962	98.34%	Telefónica Internacional, S.A.U. (49.90%)
Local, domestic and international long distance					Latin America Cellular Holdings, B.V. (48.28%)
telephone service provider					Telefónica, S.A. (0.16%)
Telefónica Móviles Perú, S.A.C.	Peru	PEN	602	99.99%	Telefónica del Perú, S.A.A. (99.99%)
Wireless communications services provider
Colombia Telecomunicaciones, S.A. ESP	Columbia	COP	909,929	52.03%	Telefónica Internacional, S.A.U. (52.03%)
Communications services operator
Telefónica Móviles Colombia, S.A.	Columbia	COP	—	100.00%	Olympic, Ltda. (50.58%)
Wireless operator					Telefónica, S.A. (49.42%)
Telefónica Móviles México, S.A. de C.V.	Mexico	MXN	50,702	100%	Telefónica Internacional, S.A.U. (100%)
Holding company
Pegaso Comunicaciones y Sistemas, S.A. de C.V.	Mexico	MXN	27,173	100%	Telefónica Móviles México, S.A. de C.V. (100%)
Wireless telephone and communications services
Telefónica Móviles del Uruguay, S.A.	Uruguay	UYU	255	100%	Latin America Cellular Holdings, B.V. (68.00%)
Wireless communications and services operator					Telefónica, S.A. (32.00%)
Telefónica Larga Distancia de Puerto Rico, Inc.	Puerto Rico	USD	—	100%	Telefónica Internacional Holding, B.V. (100%)
Telecommunications service operator
Telefónica Móviles Panamá, S.A.	Panama	USD	24	100%	Telefónica, S.A. (56.31%)
Wireless telephony services					Panamá Cellular Holdings, B.V. (43.69%)
Telefónica Móviles El Salvador, S.A. de C.V.	El Salvador	USD	42	99.08%	Telefónica El Salvador Holding, S.A. de C.V. (99.08%)
Provision of wireless and international long distance communications services
Telefónica Móviles Guatemala, S.A.	Guatemala	GTQ	1,420	99.98%	TCG Holdings, S.A. (65.99%)
Wireless, wireline and radio paging communications					Telefónica, S.A. (13.60%)
services provider					Guatemala Cellular Holdings, B.V. (13.12%)
					Panamá Cellular Holdings, B.V. (7.27%)
Telefonía Celular de Nicaragua, S.A.	Nicaragua	NIO	247	100%	Latin America Cellular Holdings, B.V. (100%)
Wireless telephony services
Otecel, S.A.	Ecuador	USD	166	100%	Ecuador Cellular Holdings, B.V. (100%)
Wireless communications services provider
Telefónica International Wholesale Services, S.L.	Spain	EUR	230	100%	Telefónica, S.A. (100%)
International services provider
Telefónica International Wholesale Services II, S.L.	Spain	EUR	—	100%	Telefónica, S.A. (100%)
International services provider
Telefónica International Wholesale Services America, S.A. Provision of high bandwidth communications services	Uruguay	UYU	14,563	100%	Telefónica, S.A. (80.56%) Telefónica International Wholesale Services, S.L. (19.44%)

				%
				Telefónica
Name and corporate purpose	Country	Currency	Capital	Group	Holding company
Telefónica International Wholesale Services France, S.A.S.	France	EUR	—	100%	Telefónica International Wholesale Services II, S.L. (100%)
Provision of high bandwidth communications services
Telefónica International Wholesale Services Argentina, S.A.	Argentina	ARS	164	100%	T. International Wholesale Services America, S.A. (97.64%)
Provision of high bandwidth communications services					Telefónica International Wholesale Services, S.L. (2.36%)
Telefónica International Wholesale Services Brasil Participaçoes, Ltd	Brazil	BRL	166	99.99%	Telefónica International Wholesale América, S.A. (99.99%)
Provision of high bandwidth communications services
Telefónica International Wholesale Services Perú, S.A.C.	Peru	USD	70	99.99%	T. International Wholesale Services America, S.A. (100%)
Provision of high bandwidth communications services
Telefónica International Wholesale Services USA, Inc.	US	USD	36	100%	T. International Wholesale Services America, S.A. (100%)
Provision of high bandwidth communications services
Telefónica International Wholesale Services Puerto Rico, Inc.	Puerto Rico	USD	24	100%	T. International Wholesale Services America, S.A. (100%)
Provision of high bandwidth communications services
Telefónica International Wholesale Services Ecuador, S.A Provision of high bandwidth communications services	Ecuador	USD	6	100%	T. International Wholesale Services America, S.A. (99%)
					Telefónica International Wholesale Services Perú, S.A.C. (1%)
Terra Networks Brasil, S.A.	Brazil	BRL	1,036	100%	Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (100%)
ISP and portal
Terra Networks Mexico, S.A. de C.V.	Mexico	MXN	45	99.99%	Terra Networks Mexico Holding, S.A. de C.V. (99.99%)
ISP, portal and real-time financial information services
Terra Networks Perú, S.A.	Peru	PEN	10	99.99%	Telefónica Internacional, S.A.U. (99.99%)
ISP and portal
Terra Networks Argentina, S.A.	Argentina	ARS	7	100%	Telefónica Internacional, S.A.U. (99.92%)
ISP and portal					Telefónica International Holding, B.V. (0.08%)
Terra Networks Guatemala, S.A.	Guatemala	GTQ	154	99.99%	Telefónica Internacional, S.A.U. (99.99%)
ISP and portal
Telefónica China, B.V.	Netherlands	EUR	18	100%	Telefónica Internacional, S.A.U. (100%)
Holding company
Telefónica Europe
Telefónica Europe plc	UK	GBP	9	100%	Telefónica, S.A. (100%)
Holding company
MmO2 plc	UK	GBP	20	99.99%	Telefónica Europe plc (99.99%)
Holding company
O2 Holdings Ltd.	UK	EUR	12	100%	MmO2 plc (100%)
Holding company
Telefónica O2 UK Ltd.	UK	GBP	10	100%	O2 Networks Ltd. (80.00%)
Wireless communications services operator					O2 Cedar Ltd. (20.00%)

				%
				Telefónica
Name and corporate purpose	Country	Currency	Capital	Group	Holding company
The Link Stores Ltd.	UK	GBP	—	100%	Telefónica O2 UK Ltd. (100%)
Telecommunications equipment retailer
Be Un Limited (Be)	UK	GBP	10	100%	Telefónica O2 UK Ltd. (100%)
Internet services provider
Tesco Mobile Ltd. (*)	UK	GBP	—	50.00%	O2 Communication Ltd. (50.00%)
Wireless telephony services
O2 (Europe) Ltd.	UK	EUR	1,239	100%	Telefónica, S.A. (100%)
Holding company
Telefónica O2 Germany GmbH & Co. OHG	Germany	EUR	51	100%	Telefónica O2 Germany Verwaltungs GmBh (99.99%)
Wireless communications services operator					Telefónica O2 Germany Management GmBh (0.01%)
Tchibo Mobilfunk GmbH & Co. KG (*)	Germany	EUR	—	50.00%	Telefónica O2 Germany GmbH & Co. OHG (50.00%)
Telecommunications equipment retailer
Telefónica O2 Ireland Ltd.	Ireland	EUR	98	100%	O2 Netherland Holdings B.V. (99%)
Wireless communications services operator					Kilmaine, Ltd. (1%)
Jajah Inc.	US	USD	—	100%	Telefónica Europe plc (100%)
IP telephony platform
HanseNet Telekommunication GmbH	Germany	EUR	92	100%	Telefónica O2 Germany GmbH & Co. OHG (100%)
Telecommunications operator
Telefónica O2 Czech Republic, a.s.	Czech Republic	CZK	32,209	69.41%	Telefónica, S.A. (69.41%)
Telecommunications service provider
Telefónica O2 Slovakia, s.r.o.	Slovak Republic	EUR	240	69.41%	Telefónica O2 Czech Republic, a.s. (100%)
Wireless telephony, internet and data transmission services
Other companies
Telefónica de Contenidos, S.A.U.	Spain	EUR	1,865	100%	Telefónica, S.A. (100%)
Organization and operation of multimedia service-related businesses
Atlántida Comunicaciones, S.A.	Argentina	ARS	22	100%	Telefónica Media Argentina S.A. (93.02%)
Media					Telefónica Holding de Argentina, S.A. (6.98%)
Televisión Federal S.A.- TELEFE	Argentina	ARS	135	100%	Atlántida Comunicaciones S.A. (79.02%)
Provision and operation TV and radio broadcasting					Enfisur S.A. (20.98%)
services
Telefónica Servicios Audiovisuales, S.A.U.	Spain	EUR	6	100%	Telefónica de Contenidos, S.A.U. (100%)
Provision of all type of audiovisual telecommunications services
Gloway Broadcast Services, S.L.	Spain	EUR	—	100%	Telefónica Servicios Audiovisuales, S.A.U. (100%)
DSNG-based transmission and operation services
Telefónica On The Spot Services, S.A.U.	Spain	EUR	1	100%	Telefónica de Contenidos, S.A.U. (100%)
Provision of telemarketing services

				%
				Telefónica
Name and corporate purpose	Country	Currency	Capital	Group	Holding company
Atento Inversiones y Teleservicios, S.A.U.	Spain	EUR	24	100%	Telefónica, S.A. (100%)
Telecommunications service provider
Telemarketing Prague, a.s.	Czech Republic	CZK	1	100%	Atento Inversiones y Teleservicios, S.A. (100%)
Telecommunications service provider
Atento Teleservicios España, S.A.U.	Spain	EUR	1	100%	Atento Inversiones y Teleservicios, S.A. (100%)
Provision of all type of telemarketing services
Atento Impulsa, S.L.U.	Spain	EUR	—	100%	Atento Teleservicios España, S.A. (100%)
Provision of all type of telemarketing services
Atento N.V.	Netherlands	EUR	—	100%	Atento Inversiones y Teleservicios, S.A. (100%)
Telecommunications service provider
Atento Brasil, S.A.	Brazil	BRL	152	100%	Atento N.V. (100%)
Telecommunications services provider
Atento Argentina, S.A.	Argentina	ARS	3	100%	Atento Holding Chile, S.A. (97.99%)
Telecommunications services provider					Atento N.V. (2.01%)
Teleatento del Perú, S.A.C.	Peru	PEN	14	100%	Atento N.V. (83.33%)
Telecommunications services provider					Atento Holding Chile, S.A. (16.67%)
Atento Colombia, S.A.	Columbia	COP	2,997	100%	Atento N.V. (94.98%)
Provision of call-center services					Atento Mexicana, S.A. De C.V. (5.00%)
					Atento Venezuela, S.A. (0.01%)
					Atento Brasil, S.A. (0.00%)
					Teleatento del Perú, S.A.C. (0.00%)
Atento Mexicana, S.A. de C.V.	Mexico	MXN	47	100%	Atento N.V. (100%)
Provision of call-center services
Teleatento del Perú, S.A.C.	Peru	PEN	14	100%	Atento N.V. (83.33%)
Provision of call-center services					Atento Holding Chile, S.A. (16.67%)
Atento Chile, S.A.	Chile	CLP	11,128	100%	Atento Holding Chile, S.A. (71.16%)
Telecommunications services provider					Telefónica Chile, S.A.(27.44%)
					Telefónica Empresas Chile, S.A. (0.96%)
					Telefónica Larga Distancia, S.A. (0.44%)
Atento Centroamérica, S.A.	Guatemala	GTQ	55	100%	Atento N.V. (99.99%)
Provision of call-center services					Atento El Salvador, S.A. de C.V. (0.01%)
Telfin Ireland Ltd.	Ireland	EUR	—	100%	Telefónica, S.A. (100%)
Intragroup financing
Telefónica Global Services, GmbH	Germany	EUR	—	100%	Telefónica O2 Germany GmbH & Co. OHG (100%)
Purchasing services

				%
				Telefónica
Name and corporate purpose	Country	Currency	Capital	Group	Holding company
Telefónica Global Roaming, GmbH	Germany	EUR	—	100%	Telefónica Global Services, GmbH (100%)
Optimization of network traffic
Telefónica Global Technology, S.A.U.	Spain	EUR	6	100%	Telefónica, S.A. (100%)
Management and operation of information systems
Terra Networks Asociadas, S.L.	Spain	EUR	7	100%	Telefónica, S.A. (100%)
Holding company
Red Universal de Marketing y Bookings Online, S.A. (RUMBO) (*)	Spain	EUR	1	50.00%	Terra Networks Asociadas, S.L. (50.00%)
Online travel agency
Telefónica Learning Services, S.L.	Spain	EUR	1	100%	Terra Networks Asociadas, S.L. (100%)
Vertical e-learning portal
Telefónica Ingeniería de Seguridad, S.A.U.	Spain	EUR	1	100%	Telefónica, S.A. (100%)
Security services and systems
Telefónica Engenharia de Segurança	Brazil	BRL	21	99.99%	Telefónica Ingeniería de Seguridad, S.A. (99.99%)
Security services and systems
Telefónica Capital, S.A.U.	Spain	EUR	7	100%	Telefónica, S.A. (100%)
Finance company
Lotca Servicios Integrales, S.L.	Spain	EUR	17	100%	Telefónica, S.A. (100%)
Aircraft ownership and operation
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A.	Spain	EUR	16	70.00%	Telefónica Capital, S.A. (70.00%)
Administration of pension funds
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A.	Spain	EUR	2	100%	Telefónica Capital, S.A. (100%)
Administration and representation of collective investment schemes
Telefónica Investigación y Desarrollo, S.A.U.	Spain	EUR	6	100%	Telefónica, S.A. (100%)
Telecommunications research activities and projects
Telefónica Investigación y Desarrollo de México, S.A. de C.V.	Mexico	MXN	—	100%	Telefónica Investigación y Desarrollo, S.A. (100%)
Telecommunications research activities and projects
Casiopea Reaseguradora, S.A.	Luxembourg	EUR	4	100%	Telefónica, S.A. (100%)
Reinsurance
Pléyade Peninsular, Correduría de Seguros y Reaseguros	Spain	EUR	—	100%	Casiopea Reaseguradora, S.A. (83.33%)
del Grupo Telefónica, S.A.					Telefónica, S.A. (16.67%)
Distribution, promotion or preparation of insurance contracts
Altaïr Assurances, S.A.	Luxembourg	EUR	6	100%	Casiopea Reaseguradora, S.A. (95.00%)
Direct insurance transactions					Seguros de Vida y Pensiones Antares, S.A. (5.00%)
Seguros de Vida y Pensiones Antares, S.A.	Spain	EUR	51	100%	Telefónica, S.A. (89.99%)
Life insurance, pensions and health insurance					Casiopea Reaseguradora, S.A. (10.01%)

				%
				Telefónica
Name and corporate purpose	Country	Currency	Capital	Group	Holding company
Telefónica Finanzas, S.A.U. (TELFISA)	Spain	EUR	3	100%	Telefónica, S.A. (100%)
Integrated cash management, consulting and financial support for Group companies
Fisatel Mexico, S.A. de C.V.	Mexico	MXN	5	100%	Telefónica, S.A. (100%)
Integrated cash management, consulting and financial support for Group companies
Telfisa Global, B.V.	Netherlands	EUR	—	100%	Telefónica, S.A. (100%)
Integrated cash management, consulting and financial support for Group companies
Telefónica Europe, B.V.	Netherlands	EUR	—	100%	Telefónica, S.A. (100%)
Fund raising in capital markets
Telefónica Finance USA, L.L.C. (**)	US	EUR	2,000	0.01%	Telefónica Europe, B.V. (0.01%)
Financial intermediation
Telefónica Emisiones, S.A.U.	Spain	EUR	—	100%	Telefónica, S.A. (100%)
Financial debt instrument issuer
Spiral Investments, B.V.	Netherlands	EUR	39	100%	Telefónica Móviles España, S.A.U. (100%)
Holding company
Solivella Investment, B.V.	Netherlands	EUR	881	100%	Telefónica Móviles España, S.A.U. (100%)
Holding company
Aliança Atlântica Holding B.V.	Netherlands	EUR	40	93.99%	Telefónica, S.A. (50.00%)
Holding company					Telecomunicaçoes de Sao Paulo, S.A. - TELESP (43.99%)
Telefónica Gestión de Servicios Compartidos España, S.A.	Spain	EUR	8	100%	Telefónica, S.A. (100%)
Management and administrative services rendered
Telefónica Gestión de Servicios Compartidos, S.A.C. Management and administrative services rendered	Argentina	ARS	—	99.99%	T. Gestión de Servicios Compartidos España, S.A. (95.00%)
					Telefónica, S.A. (4.99%)
Telefónica Gestión de Servicios Compartidos, S.A.	Chile	CLP	1,019	97.89%	Telefónica Chile, S.A.(97.89%)
Management and administrative services rendered
Telefónica Gestión de Servicios Compartidos, S.A. Management and administrative services rendered	Peru	PEN	1	100%	T. Gestión de Servicios Compartidos España, S.A. (99.99%) Telefónica del Perú, S.A.A. (0.01%)
Cobros Serviços de Gestao, Ltda.	Brazil	BRL	—	99.33%	T. Gestión de Servicios Compartidos España, S.A. (99.33%)
Management and administrative services rendered
Tempotel, Empresa de Trabajo Temporal, S.A.	Spain	EUR	—	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Temporary employment agency
Telefonica Serviços Empresariais do BRASIL, Ltda.	Brazil	BRL	12	99.99%	T. Gestión de Servicios Compartidos España, S.A. (99.99%)
Management and administrative services rendered
Telefónica Gestión de Servicios Compartidos México, S.A. de C.V.	Mexico	MXN	50	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Management and administrative services rendered

				%
				Telefónica
Name and corporate purpose	Country	Currency	Capital	Group	Holding company
Telefónica Servicios Integrales de Distribución, S.A.U.	Spain	EUR	2	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Distribution services provider
Telefónica Compras Electrónicas, S.L.	Spain	EUR	—	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Development and provision of information society services
Companies accounted for using the equity method
Telefónica Factoring Mexico, S.A. de C.V. SOFOM ENR	Mexico	MXN	33	50.00%	Telefónica, S.A. (40.5%)
Factoring services provider					Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring España, S.A.	Spain	EUR	5	50.00%	Telefónica, S.A. (50.00%)
Factoring services provider
Telefónica Factoring do Brasil, Ltd.	Brazil	BRL	5	50.00%	Telefónica, S.A. (40.00%)
Factoring services provider					Telefónica Factoring España, S.A. (10.00%)
Telco, S.p.A.	Italy	EUR	3,287	46.18%	Telefónica, S.A. (46.18%)
Holding company
Jubii Europe, N.V.	Netherlands	EUR	3	32.10%	LE Holding Corporation (32.10%)
Internet portal
DTS Distribuidora de Televisión Digital, S.A.	Spain	EUR	126	22.00%	Telefónica de Contenidos, S.A.U. (22%)
Broadcasting, satellite TV signal transmission and linkage services
Hispasat, S.A.	Spain	EUR	122	13.23%	Telefónica de Contenidos, S.A.U. (13.23%)
Operation of a satellite telecommunications system
China Unicom (Hong Kong) Limited	China	RMB	2,310	8.37%	Telefónica Internacional, S.A.U. (8.37%)
Telecommunications service operator

(*)	Consolidated using proportionate consolidation.

(**)	Fully consolidated with 100% of voting rights
Through these consolidated financial statements, O2 (Germany) GmbH & Co. OHG, complies with the provisions of Art. 264b HGB [“Handelsgesetzbuch”: Germany code of commerce], and is exempt in accordance with the stipulations of Art. 264b HGB.

APPENDIX VI: MAIN CONCESSIONS AND LICENSES HELD BY THE TELEFÓNICA GROUP
In order to provide network services, the Group must obtain general authorizations, concessions or licenses from the national regulatory authorities of the countries in which the Group operates. Procedures for obtaining licenses are also applicable to radio frequency permits for the Group’s mobile operators. The duration of a license or of the rights to use spectrum depend on the legal framework applicable in the country in question.
The main service licenses, concessions and authorizations held by the Group at December 31, 2010 are described below.
Spain
In accordance with the European Union regulatory framework, companies wishing to operate a telecommunications network or provide electronic communication services must notify the Spanish telecommunications market regulator (Comisión del Mercado de Telecomunicaciones, CMT) prior to commencing such activities. Every three years, operators must notify the CMT of their intention to continue these activities.
Concessions for the use of spectrum are auctioned through a competitive, non-discriminatory procedure. Telefónica Móviles España holds rights to provide mobile services in certain spectrum bands. The main concessions are as follows:

Technology	Duration	End date	Renewal period
GSM 900	5 years	February 3, 2015	—
E-GSM 900	15 years	June 6, 2020	5 years
DCS-1800	25 years	July 24, 2023	5 years
UMTS	20 years	April 18, 2020	10 years
In 2010, Telefónica Móviles España obtained the renewal of the GSM 900 concession until February 3, 2015.
United Kingdom
Telefónica O2 UK has provided GSM services since July 1994. In January 2011 this license was modified to enable the UMTS roll-out in the 900 MHz (2 x 17.4 MHz) and 1800MHz (2 x 5.8 MHz) frequency bands. This license is for an indefinite period. In April 2000, Telefónica O2 UK obtained a UMTS license expiring on December 13, 2021 (2 x 10 MHz + 5 MHz).

Germany
Telefónica O2 Germany obtained a GSM license for the 1800 MHz frequency band in October 1998, as well as a separate license for the 900 MHz band in February 2007 (GSM900 2 x 5 MHz and GSM 1800: 2 x 17.4 MHz). The GSM licenses expire on December 31, 2016.
These licenses are for a set period of time, although they may be renewed. The regulatory agency has not yet issued a decision in this respect.
In August 2000, Telefónica O2 Germany obtained a UMTS license expiring on December 31, 2020 (2 x 9.9 MHz).
In May 2010, after a spectrum auction procedure, Telefónica O2 Germany acquired 10 MHz in the 800 MHz band (Digital Dividend), 20 MHz in the 2.6 GHz band (paired), 10 MHz in the 2.6 GHz band (unpaired), 5 MHz in the 2.0 GHz band (paired), and 20 MHz in the 2.0 GHz band (unpaired). These licenses expire in 2025. The assigned frequencies may be used for any technology.
Czech Republic
Telefónica O2 Czech Republic provides electronic mobile communications services in the 900 MHz and 1800 MHz bands, under the GSM standard, in accordance with CTO licenses valid until February 7, 2016; in the 2100 MHz band under the UMTS standard, valid until January 1, 2022; and in the 450 MHz band for CDMA 2000, valid until February 7, 2011.
Slovakia
On September 7, 2006, Telefónica O2 Slovakia secured a license for supplying electronic communications services through the public network using the GSM and UMTS mobile network standards. The license was granted for twenty years and expires in September 2026.
Ireland
Since March 1997, Telefónica O2 Ireland has been providing GSM services under a license granted in May 1996. The GSM900 license is for a 15-year period (GSM900: 2 x 7.2 MHz). In 2000, the company obtained another GSM 1800 license (2 x 14.4 MHz), also for 15 years. In October 2002, the company secured a 20-year UMTS license (2 x 15 MHz + 5 MHz).
Brazil
In Brazil, concessions are awarded for providing services under the public system and authorizations are granted for providing private system services. The only service provided under both systems is the Commuted Fixed Telephony Service (CFTS). All other services are private.
The main differences between the systems relate to the obligations which operators have to fulfil. Public services concessionaires, such as Telesp, are required to expand the network (universal service obligations) and ensure continuity in service undertakings. These obligations are not imposed on operators that provide services under the private system.

In the state of São Paulo, Telesp provides local and long-distance CFTS under the public system. In the remaining states of Brazil, Telesp provides local and long-distance CFTS, and broadband services, all under the private system.
In 2005, Telesp’s concession agreements for local and long-distance services were extended for an additional 20-year period.
Telesp’s authorization for local and long-distance services under the private system was granted for an unlimited period of time.
Telesp also holds an authorization to provide broadband data services under the private system in the state of São Paulo.
Licenses for personal mobile services carry the right to provide mobile services for an unlimited period of time. However, the use of spectrum is restricted in accordance with the specific license conditions. All Telefónica’s Brazilian mobile operators are integrated in Vivo, except for Vivo Participaçoes (In March 2010 ANATEL authorised the integration of Telemig Celular into Vivo Participaçoes). These operators hold the following licenses:
•	Vivo-Rio Grande do Sul (“A” band) until 2022 (renewed in 2006);
•	Vivo-Rio de Janeiro (“A” band) until 2020 (renewed in 2005);
•	Vivo-Espírito Santo (“A” band) until 2023 (renewed in 2008);
•	Vivo-Bahia (“A” band) and Vivo-Sergipe (“A” band) until 2023 (renewed in 2008);
•	Vivo-São Paulo (“A” band) until 2023 or 2024, for the cities of Ribeirão Preto and Guatapará (renewed in 2008);
•	Vivo-Paraná/Santa Catarina (“B” band) until 2013;
•	Vivo-Distrito Federal (“A” band) until 2021 (renewed in 2006);
•	Vivo-Acre (“A” band), Vivo-Rondônia (“A” band), Vivo-Mato Grosso (“A” band) and Vivo-Mato Grosso do Sul (“A” band) until 2024 (renewed in 2008)
•	Vivo-Goiás/Tocantins (“A” band) until 2023 (renewed in 2008)
•	Vivo-Amazonas/Roraima/Amapá/Pará/Maranhão (“B” band) until 2013
•	Vivo Participaçoes(Minas Gerais) (“A” band) until 2023 (renewed in 2007);
•	Vivo Participaçoes (for the cities in which CTBC Telecom operates in the state of Minas Gerais) (“E” band) until 2020;
License renewals for “A” and “B” bands must be requested 30 days in advance of the expiry date. Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.

License renewals for the “E” band must be requested between 36 and 48 months in advance of the expiry date. Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.
In December 2007, ANATEL auctioned off fifteen new licenses in the 1900 MHz band (“L” band). Vivo acquired 13 spectrum licenses in this band.
•	Vivo-Rio Grande do Sul (“L” band) until 2022 (renewed in 2006) or 2022 for cities in the Pelotas metropolitan area;
•	Vivo-Rio de Janeiro (“L” band) until 2020 (renewed in 2005);
•	Vivo-Espírito Santo (“L” band) until 2023 (renewed in 2008);
•	Vivo-Bahia (“L” band) and Vivo-Sergipe (“L” band) until 2023 (renewed in 2008);
•	Vivo-São Paulo (“L” band) until 2023 or 2024, for the cities of Ribeirão Preto and Guatapará (renewed in 2008) or 2022 for the cities where CTBC Telecom operates in the state of São Paulo;
•	Vivo-Paraná (excluding the cities of Londrina and Tamarana)/Santa Catarina (“L” band) until 2013;
•	Vivo-Federal District (“L” band) until 2021 (renewed in 2006);
•
Vivo-Acre (“L” band), Vivo-Rondônia (“L” band), Vivo-Mato Grosso (“L” band) and Vivo-Mato Grosso do Sul (“L” band) until 2024 (renewed in 2008) or 2022 for the city of Paranaíba in Mato Grosso do Sul; and

•
Vivo-Goiás/Tocantins (“L” band) until 2023 (renewed in 2008) or 2022 for the cities where CTBC Telecom operates in the state of Goiás, and Vivo-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“L” band) until 2022.

License renewals for the “L” band must be requested between 36 and 48 months in advance of the expiry date. Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.
In April 2008, ANATEL auctioned off 36 new licenses in the 1900-2100 MHz bands (3G licenses). Vivo obtained seven spectrum licenses in the “J” band, and Vivo Participaçoes secured two licenses:
•	Vivo-Rio Grande do Sul (including cities in the Pelotas metropolitan area) (“J” band) until 2023;
•	Vivo-Rio de Janeiro (“J” band) until 2023;
•	Vivo-Espírito Santo (“J” band) until 2023;
•	Vivo-Bahia (“J” band) and Vivo-Sergipe (“J” band) until 2023;
•	Vivo-São Paulo (including the cities of Ribeirão Preto and Guatapará and the cities where CTBC Telecom operates in the state of São Paulo) (“J” band) until 2023;

•	Vivo-Paraná (including the cities of Londrina and Tamarana)/Santa Catarina (“J” band) until 2023;
•	Vivo-Federal District (“J” band) until 2023;
•	Vivo-Acre (“J” band), Vivo-Rondônia (“J” band), Vivo-Mato Grosso (“J” band) and Vivo-Mato Grosso do Sul (including the city of Paranaíba) (“J” band) until 2023;
•	Vivo-Goiás (including the cities where CTBC Telecom operates in the state of Goiás)/Tocantins (“J” band) until 2023;
•	Vivo-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“J” band) until 2023;
•	Vivo-Amazonas/Roraima/Amapá/Pará/Maranhão (“J” band) until 2023; and
•	Vivo Participaçoes (including the cities where CTBC Telecom operates in the state of Minas Gerais) (“J” band) until 2023.
License renewals for the “J” band must be requested between 36 and 48 months in advance of the expiry date. Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.
In December 2010, ANATEL auctioned off 169 licenses in the 900 MHz and 1,800 MHz bands of which Vivo secured 23 licenses (14 licenses in 1800 MHz band “D”, “E”, “M” and extension bands and 9 licenses in the 900 MHz extension bands). These licenses are valid for a 15-year period.
•	“M” Band (1800 MHz) in the Federal District and the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre;
•	Extension of the 1800 MHz band in the State of São Paulo;
•	“D” Band (1800 MHz) in the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu in the state of Rio Grande do Sul;
•	“E” Band (1800 MHz) in the states of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;
•	Extension of the 900 MHz band in the State of Rio do Janeiro;
•	Extension of the 900 MHz band in the State of Espírito Santo;
•
Extension of the 900 MHz band in the States of Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre and the Federal District, with the exception of the cities of Paranaíba in the state of Mato Grosso do Sul and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•	Extension of the 900 MHz band in the State of Rio Grande do Sul, with the exception of the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu;
•	Extension of the 900 MHz band in the cities of registry area number 43 in the state of Paraná with the exception of the cities of Londrina and Tamarana;

•	Extension of the 900 MHz band in the States of Paraná and Santa Catarina with the exception of the cities of registry area number 43 in the state of Paraná and the cities of Londrina and Tamarana;
•	Extension of the 900 MHz band in the state of Bahía;
•	Extension of the 900 MHz band in the state of Sergipe;
•	Extension of the 900 MHz band in the states of Amazonas, Amapá, Maranhão Pará and Roraima;
•	Extension of the 1800 MHz band in the state of São Paulo, with the exception of the cities in the metropolitan area of São Paulo and the cities where CTBC Telecom operates in the state of São Paulo;
•	Extension of the 1,800 MHz band in the States of Amazonas, Amapá, Maranhão Pará and Roraima;
•	Extension of the 1800 MHz band in the city of Paranaíba in the state of Mato Grosso do Sul;
•	Extension of the 1800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;
•	Another extension of the 1800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;
•	Extension of the 1800 MHz band in the states of Rio do Janeiro, Espírito Santo, Bahía and Sergipe;
•	Extension of the 1,800 MHz band in the states of Amazonas, Amapá, Maranhão Pará and Roraima;
•	Extension of the 1,800 MHz band in the states of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;
•
Extension of the 1800 MHz band in the city of Paranaíba in the state of Mato Grosso do Sul, and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•	Extension of the 1800 MHz band in the cities of Londrina and Tamarana in the state of Paraná;
Mexico
Authorizations to provide mobile telephone services in Mexico (mobile and personal communications services, PCS, in the 800 MHz and 1,900 MHz bands, respectively) are granted through concessions.
Telefónica Móviles México and its subsidiaries and investees hold 40 licenses for providing telecommunications services.

Concessions in the “A” band (800 MHz) mobile telephone services were initially granted in 1990 and were renewed in May 2010 for a 15-year period. In addition, at the same time a concession was granted for the installation, operation and development of a public telecommunications network for the same length as the aforementioned concessions.
The subsidiary Pegaso Comunicaciones y Sistemas, S.A. de C.V. holds a concession for providing public telecommunications services, granted in 1998, and nine licenses for providing personal communications services (PCS) in the 1,900 MHz band, until 2018. These licenses are renewable for an additional 20-year period. Renewal has been requested for all licenses.
In April 2005, Telefónica México obtained four additional licenses in the same 1,900 MHz band, for providing personal communications services (PCS) for a twenty-year period, with possible renewal for an additional twenty-year period.
In addition, further new concessions have been awarded during 2010: eight spectrum concessions in the 1,900 MHz band for providing personal communications services (PCS) and for a greater bandwidth in regions 1,2,3,4,5,6,7 and 9, for a period of twenty years; and six new concessions in band 1.7 — 2.1 GHz to provide AWS services in regions 2,3,4,5,6,7 and 9, for a period of twenty years.
In January 2011, GTM obtained a concession for the installation of a public telecommunications network to supply services of Pay-TV and data-transmission by satellite, for a period of thirty years, renewable.
Venezuela
Telcel holds a mobile telephone concession for operating and offering mobile services in the 800 MHz band, with national coverage. This concession was granted in 1991 and expires on May 31, 2011. The concession is renewable for up to 20 years, at the discretion of CONATEL.
Telcel also holds a private network services concession granted in 1993 and renewed in 2007, until December 15, 2025. This concession allows Telcel to provide private point-to-point and point-to-multipoint telecommunications services for companies.
In 2001, Telcel secured a concession for offering nationwide wireless fixed access services using wireless technology in the subscriber loop.
In 2000, Telcel received a general authorization for offering local, national long-distance and international long-distance telephony services and for operating telecommunications networks, for a 25-year period to December 15, 2025. In 2007, the remaining services provided by Telcel were incorporated into this license, namely mobile, private networks, Internet access and transport services. On the same date, the company secured a concession for operating in the 1,900 MHz band for a 15-year period until November 2022, renewable for a 10-year period.

Chile
Telefónica Chile holds the following telecommunications services licenses:
•
Local public telephony services. Telefónica Chile holds a renewable license for local telephony services in all regions of Chile, for a 50-year period. This license was awarded in 1982, except for the X and XI regions, which were incorporated into the license in 1995. In addition, Telefónica Chile holds other nationwide renewable licenses for local telephone services, exclusively targeting rural areas. It also holds a renewable nationwide license for public data transmission services for a period of 30 years from July 1995 and another four renewable licenses for public data transmission services for a period of 30 years from June 2008. Telefónica Chile also has a renewable nationwide license for public VOIP services, for a period of 30 years from August 2010.

•
Multicarrier long distance licenses. Through its subsidiary Telefónica Larga Distancia, Telefónica Chile holds renewable licenses for a 30-year period as from November 1989, to install and operate a national fibre optics network, a national base station network and other transmission equipment, and to provide national and international long-distance services, including voice, data and image transmission throughout Chile. In addition, the company holds renewable nationwide public data transmission services licenses for a thirty-year period as from June 1993. Telefónica also holds indefinite licenses for providing national and international long-distance services through central switches and nationwide cable and fibre optic networks.

•	Public data transmission services. Since March 1987, Telefónica Empresas holds a license for an indefinite period for providing public nationwide data transmission services.
•
Public mobile telephony service licenses. Since November 1989, Telefónica Móviles Chile has held licenses for an indefinite period for providing public mobile telephony services throughout Chile in the 800 MHz band. In addition, the company holds three licenses for providing nationwide mobile telecommunications services in the 1900 MHz band. These concessions may be renewed for successive 30-year periods from November 2002, at the request of the license holder.

•
Limited television license. Telefónica Multimedia holds a license to establish, operate and use part of the 2.6 GHz band spectrum in Santiago de Chile for intermediate telecommunications services, authorizing the frequencies used for communicating voice, data and images, for a thirty-year period as from May 2008. The company also has a limited license to provide television services in the 2.6 GHz band. Since December 2005, the company holds a 10-year renewable license for providing limited satellite television services. In addition, since January 2006, it has a limited license for providing nationwide television services in the largest cities, except in region III, in Telefónica Chile’s xDSL broadband network, for an indefinite period. Furthermore, in March 2007 the company was awarded a limited license for providing television services through the DSL broadband network in the Santiago de Chile metropolitan area, for an indefinite period.

Argentina
Telefónica de Argentina holds licenses, all of which have been granted for an unlimited period, allowing it to provide fixed telephony services, international telecommunications services, local services in the northern and southern regions; long-distance, international telecommunications services and data transmission in the northern region; and Internet and international data transmission access services.

Telefónica Móviles de Argentina’s licenses for providing mobile services include PCS licenses and the corresponding authorizations for using spectrum in different regions, as well as licenses for trunk services or closed groups of users, in different cities.
These licenses do not expire, although they may be cancelled by SECOM in the event of failure to comply with the license terms.
Colombia
In March 1994, the company was awarded concessions for providing mobile services in the eastern region, along the Caribbean coast and in the western region, for a 10-year period, renewed for another 10 years to March 2014. Prior to that year, Telefónica Móviles Colombia may waive the concessions, renew the spectrum use permit for a ten-year period, and subsequently negotiate an extension. If Telefónica Móviles Colombia continues to hold its current concessions until 2014, in that year it must seek registration as a telecommunications operator and request permission to use spectrum.
In addition, Telefónica Móviles Colombia holds nationwide carrier service concessions granted in June 1998 and November 1998 (initially for ten years, renewed for an additional 10 years). In 2008, these concessions were rolled over into a convergent permit to provide carrier services for an additional 10 years (which may be extended for a further ten years). As in the preceding case, Telefónica Móviles Colombia may waive these licenses and seek registration as an operator under the general authorization system set out by law.
With respect to fixed telephone services, the law establishes an indefinite permit for all operators to operate as local exchange carriers, nationwide. Colombia Telecomunicaciones must register as a telecommunications operator with the CRC. This registration also covers general authorization for providing telecommunications services, such as long-distance carrier services, added-value services, national carrier services and mobile services, among others.
Peru
Telefónica del Perú provides fixed telecommunications services based on 20-year concessions granted by the Transport and Communications Ministry. These concessions may be partially or fully renewed at the request of Telefónica del Perú. Total renewals are for an additional 20 years, while partial renewals are for periods of up to five years. To date, three partial renewals extending the concession period to 2027 have been approved.
Telefónica Móviles Perú holds a concession for providing mobile services in the 850 MHz sub-band A and in the 1900 MHz sub-band (Telefónica Móviles Perú can also provide fixed wireless services in these bands) for a 20-year period, renewable, upon request, for identical periods. In February 2002, the company was awarded 20-year concessions for providing national and international long-distance carrier services. In addition, the company holds a 20-year concession for offering fixed mobile telephone services in the 450 MHz and 900 MHz bands. Both concessions were granted in March 2008. Telefónica also holds concessions for local carrier services, expiring between 2016 and 2022. Concessions for national and international carrier services expire in 2019. In addition, in August 1999 the company secured a 20-year concession for nationwide-coverage local fixed telephone services. These concessions may be renewed for an additional 20-year period.

Ecuador
Otecel renewed the mobile telephony services concession under which it provides advanced mobile services, including 3G services. The concession expires in November 2023 and may be renewed for an additional 15-year period.
In addition, Otecel holds a fixed and mobile carrier services concession expiring in 2017. This concession may be renewed for an additional 15-year period. The different licenses for providing added-value mobile services and Internet access services expire in 2011 and may be renewed for an additional 10-year period.
Costa Rica
On January 7, 2011 the Costa Rican Regulator (SUTEL) awarded Telefónica one of the three mobile licenses applied for, subject to the technical, financial and legal requirements laid down in the bidding documents. The concession awarded comprises two blocks of 5.3 MHz frequencies in the 850 MHz band and two blocks of 15 MHz and 10 MHz in the 1,800 MHz and 2,100 MHz band respectively.

Other countries in Latin America

Country	License/Concession	Type of services	Spectrum	Band	Expiry
El Salvador	Concession	Telecommunication services (1)	25 MHz/800 MHz	Band B	2018	(2)
	Concession	Telecommunication services (1)	30 MHz/1900 MHz	Band C	2021
Guatemala	Concession	Telecommunication services (1)	80 MHz/1900 MHz	Bands B, C, E and F	2014	(3)
	Concession	Telecommunication services (1)			2014	(3)
	Concession	Telecommunication services (1)			2014	(3)
Nicaragua	Concession	Mobile telecommunication services	25 MHz/800 MHz	Band A	2023	(4)
	Concession	Mobile telecommunication services	Additional spectrum 60 MHz /1900	Bands B, D, E and F	2023	(4)
Panama	Concession	GSM/UMTS	25 MHz /800	Band A	2016	(5)
			10MHz/1900 MHz	Band F
Uruguay	License	Mobile telephony	25 MHz/800 MHz		2022-2024	(6)

(1)	In accordance with the Telecommunications Law all of these concessions were granted to provide any type of telecommunication services.

(2)	Concessions for the use of spectrum are granted for a period of 20 years and may be renewed for additional 20 year periods once the procedures established by the Telecommunications Law are fulfilled.

(3)
These concessions are granted for a period of 15 years and may be renewed for successive 15 year periods at the holder’s request. In order to renew a concession the holder must prove to the regulatory agency that the spectrum has actually been used during the prior 15 year period. These concessions expire in 2014.

(4)
Telefonía Celular de Nicaragua, S.A. (“TCN”) obtained a concession in 1992 for a period of 10 years to use the 25 MHz spectrum in band A of 800 MHz in order to provide mobile telecommunication services. This concession was renewed for a period of 10 years from August 2013 until July 2023. The regulatory agency awarded TCN additional spectrum of 65 MHz in bands B, D, E and F of 1900. The concession may be renewed for an additional 10 year periods via negotiation with TELCOR two years in advance of the expiry of the current concession, subject to compliance by the operator with certain conditions.

(5)
The concession is valid for 20 years and expires in 2016. It is renewable for an additional period in accordance with the concession contract. The Government of Panama granted the right to use 10MHz (5+5) in the 1900 MHz band until 2016, which can be renewed for a further period.

(6)
The expiry date depends upon the spectrum band awarded: 800 MHz band (12.5 MHz + 12.5 MHz) — 20 years from July 2004; 1900 MHz band (5 MHz + 5 MHz) — 20 years from December 2002; and 1900 MHz band (5 MHz + 5 MHz) — 20 years from July 2004.

2010 CONSOLIDATED MANAGEMENT REPORT

FINANCIAL RESULTS
Consolidated Results
The Telefónica Group’s profit for the year attributable to equity holders of the parent increased 30.7% to 10,167 million euros in 2010 from 7,776 million euros in 2009, driven by its high diversification both in terms of geographies and businesses.
During the year, Telefónica reinforced its position in Latin America, specifically in the Brazilian wireless market following the acquisition in the year’s third quarter (September 27) of an additional 50% of Brasilcel from Portugal Telecom. As a result, since October 2010 Vivo has been included in the Telefónica Group’s consolidated financial statements using the full consolidation method rather than the proportionate consolidation previously used.
Due to the Group’s strong position in Venezuela, it is important to highlight that during 2009 and the beginning of 2010, a number of factors arose in the Venezuelan economy that led the Telefónica Group to reconsider the treatment it follows with respect to the translation of the financial statements of investees in that country as well as the recovery of its financial investments in that country. Key among these factors are the level of inflation reached in 2009 and the cumulative inflation rate over the last three years, the restrictions to the official foreign exchange market, and, finally, the devaluation of the bolivar fuerte on January 8, 2010. Consequently, in accordance with IFRS, the Venezuelan economy must be considered as hyperinflationary for 2009 and 2010.
The Company remains committed to growing its customer base, which, measured in terms of total accesses, continued to expand in 2010, by 8.7% to 287.6 million accesses at December 31, 2010 from 264.6 million accesses at December 31, 2009, which was 2.1% higher than the 259.1 million accesses at December 31, 2008. The increase in 2010 was primarily driven by an 8.9% increase in mobile accesses, a 27.0% increase in broadband accesses and a 12.0% increase in pay TV accesses. Growth in total accesses from 2008 to 2009 is also primarily explained by the strong growth in mobile and broadband accesses.
The following table shows the Group’s accesses at the dates indicated:

	At December 31
	2008 (1)	2009	2010
	(in thousands)
Fixed telephony accesses (2)	42,930.8	40,606.0	41,355.7
Internet and data accesses	14,654.3	15,082.5	18,611.4
Narrowband accesses	1,997.2	1,427.5	1,314.1
Broadband accesses (3)	12,472.1	13,492.6	17,129.6
Other accesses (4)	185.0	162.4	167.8
Mobile accesses (5) (6)	195,818.6	202,332.5	220,240.5
Pay TV accesses	2,267.5	2,489.2	2,787.4

Final clients accesses	255,671.1	260,510.2	282,994.9

Unbundled local loop accesses	1,748.1	2,206.0	2,529.2
Shared UL accesses	602.3	447.7	264.0
Full UL accesses	1,145.8	1,758.3	2,265.3
Wholesale ADSL accesses (7)	534.7	463.4	687.4
Other accesses (8)	1,150.1	1,426.0	1,420.7

Wholesale accesses	3,433.0	4,095.3	4,637.4

Total accesses	259,104.1	264,605.5	287,632.3

(1)	From January 1, 2008, fixed wireless public use telephony accesses are included under the caption “fixed telephony accesses”.

(2)	PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use. It also includes VOIP and naked ADSL accesses.

(3)	Includes ADSL, satellite, fiber optic, cable modem and broadband circuits and naked ADSL.

(4)	Includes remaining non-broadband final client circuits

(5)	Includes accesses of Telemig since 2008. Medi Telecom accesses are excluded in 2009.

(6)
As of 1 January 2008, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses, and therefore, of total accesses, have been revised, including machine to machine accesses. In addition, the accounting criteria for prepaid access in the Czech Republic and Slovakia have been modified to align them, changing from 13 months (registered) to three months (active).

(7)	Includes unbundled lines by Telefónica O2 Germany.

(8)	Includes circuits for other operators.
This growth in the customer base, the consolidation in the fourth quarter of 2010 of 100% of Vivo and the greater contribution of the mobile data business in 2010 drove a 7.1% increase in revenue from operations from 2009. Also noteworthy was that excluding foreign exchange-rate effects and the consideration of Venezuela as a hyperinflationary economy, revenues would have increased by 4.9% in 2010 as compared to 2009.
The Group’s significant diversification is key to achieving this improvement in consolidated revenues. In 2010, Telefónica Latin America and Telefónica Europe accounted for 68% of consolidated revenues, while Telefónica Spain represented less than 31% of the Group’s revenues.
The positive revenues performance, coupled with gains on asset disposals recognized in the year (4,150 million euros), drove a 14.0% increase in OIBDA to 25,777 million euros in 2010 from 22,603 million euros in 2009. However, excluding foreign exchange rate effects and the consideration of Venezuela as a hyperinflationary economy, OIBDA would have increased by 13.0% in 2010 compared to 2009. Operating income increased by 20.7% to 16,474 million euros in 2010 from 13,647 million euros in 2009. Profit for the year attributable to equity holders of the parent increased by 30.7% to 10,167 million euros in 2010 from 7,776 million euros in 2009. This performance is mainly due to the following:
•	The positive revenues performance, as well as the consolidation in the latter part of the year of 100% of Vivo, as previously mentioned.

•
The gain on disposal of assets, which amounted to 4,150 million euros in 2010, mainly reflecting the positive effect of remeasuring the previously held investment in Vivo at the date of acquisition of the 50% of Brasilcel held by Portugal Telecom (3,797 million euros in the third quarter of the year) and the sale of Manx Telecom at the end of June 2010, which generated a gain of 61 million euros.

•	The non-recurring restructuring expenses recognized in 2010 (862 million euros, net of tax and non-controlling interests).

•	The reassessment of the value of recognized tax assets associated with the finance lease of Colombia Telecomunicaciones, S.A. ESP (450 million euros, net of non-controlling interests).
The growth in the customer base from December 31, 2008 to December 31, 2009, under difficult economic circumstances, did not offset the 2.1% decrease in 2009 revenues compared to those of 2008. However, excluding the negative foreign exchange rate effect and Venezuela’s consideration as a hyperinflationary economy, revenues would have increased by 0.3% in 2009 compared to those of 2008. In Spain and Europe, the competitive environment remained intense and continued to put downward pressure on tariff structures, which resulted in revenue growth being inferior to access growth. In addition, regulatory action in Europe as well as certain Latin American countries resulted in decreased interconnection and roaming rates during the period, adding additional downward pressure on mobile business revenues. This decrease in revenues led to a 1.4% decrease in OIBDA to 22,603 million euros in 2009 from 22,919 million euros in 2008. Nonetheless, excluding the negative foreign exchange rate effect and Venezuela’s hyperinflationary economy, OIBDA would have increased by 0.5% in 2009 compared to 2008. Operating income decreased 1.6% to 13,647 million euros in 2009 from 13,873 million euros in 2008, while profit for the year attributable to equity holders of the parent increased by 2.4% to 7,776 million euros in 2009 from 7,592 million euros in 2008, underpinned by a higher share of profit of associates and a lower corporate income tax.

By geographic area, Europe had the largest percentage increase in accesses in 2010, with an increase of 14.3% to 56.3 million accesses at December 31, 2010 from 49.2 million accesses at December 31, 2009, primarily driven by a 149.5% increase in fixed broadband accesses, following the inclusion in the first quarter of 2010 of 2.1 million accesses from HanseNet. Europe also delivered a high percentage increase between December 31, 2008 and December 31, 2009 of 6.9% to 49.2 million accesses at December 31, 2009 from 46.1 million accesses at December 31, 2008, mostly due to a 6.5% increase in mobile accesses.
By access type, the Telefónica Group’s mobile accesses increased by 8.9% to 220.2 million at December 31, 2010 from 202.3 million at December 31, 2009 (excluding 9.0 million accesses of Medi Telecom, which was sold in December 2009), which marked a 3.3% increase from the 195.8 million accesses at December 31, 2008 (including approximately 4.0 million accesses of Telemig, incorporated in April 2008). Principal contributions by country to mobile net adds from 2009 to 2010 were those of Brazil (8.5 million additional mobile accesses), Mexico (2.3 additional mobile accesses), Germany (1.5 million additional mobile accesses), Chile (1.3 million additional mobile accesses), Colombia (1.0 million additional mobile accesses) and the United Kingdom (0.9 million additional mobile accesses), and with negative net adds of 1.0 million mobile accesses in Venezuela. Principal contributions by country to mobile net adds from 2008 to 2009 were: Brazil (6.8 million additional mobile accesses), Mexico (2.1 additional mobile accesses), Germany (1.3 million additional mobile accesses), Argentina (1.1 million additional mobile accesses) and the United Kingdom (1.0 million additional mobile accesses) and with negative net adds of 1.0 million mobile accesses in Colombia.
Retail fixed broadband accesses increased by 27.0% to 17.1 million at December 31, 2010 from 13.5 million at December 31, 2009, which was 8.2% higher than the 12.5 million accesses at December 31, 2008. The increase in the number of broadband accesses from 2009 to 2010 was mainly due to the inclusion of accesses from HanseNet, as indicated above, and the increasing adoption of bundled voice, ADSL and pay TV services, which led to a significant contribution to the development of the broadband market and increasing loyalty of our customers. Brazil was once again the driving force behind the Group’s growth in this type of accesses in 2010, after Telesp achieved a net add of 681 thousand accesses in the year, an all-time high for the Company. During the year, retail fixed broadband accesses increased 4.5% in Spain to 5.7 million, 15.8% in Latin America to 7.4 million and 149.5% in Europe to 4.0 million. At December 31, 2010, 89% of broadband accesses in Spain were included in Duo or Trio bundles, while in Latin America, where the share of bundled products continues to grow, 56% of broadband accesses were included in Duo or Trio bundles at year end. This growth in broadband accesses offset the continued decrease in narrowband accesses from 2.0 million at December 31, 2008 to 1.4 million at December 31, 2009, and 1.3 million at December 31, 2010.
Finally, Telefónica’s pay TV accesses increased by 12.0% to 2.8 million at December 31, 2010 from 2.5 million at December 31, 2009, which was 9.8% higher than the 2.3 million accesses at December 31, 2008. The continuous growth in pay TV accesses from 2009 to 2010 was the result of further market penetration in the areas in which this service is available, which as of December 31, 2010, included Spain, Germany, the Czech Republic, Peru, Chile, Colombia, Brazil and Venezuela, and the success of bundling this service with others.
Revenues increased 7.1% to 60,737 million euros in 2010 from 56,731 million euros in 2009. Excluding the negative foreign exchange-rate effect and Venezuela’s consideration as a hyperinflationary economy, revenues would have increased by 4.9% in the year.
By geographic area, Telefónica Latin America accounted for 42.9% of the Group’s total revenues in 2010 (an increase of 2.4 percentage points with respect to 2009). Telefónica Spain contributed 30.8% (34.7% in 2009) and Telefónica Europe 25.1% (23.9% in 2009).

Other income amounted to 5,869 million euros in 2010, up from 1,645 million euros in 2009. In 2010, this income includes a 3,797 million euros capital gain arising from the positive impact of remeasuring the previously held investment in Vivo at the date of acquisition of the 50% of Brasilcel held by Portugal Telecom. Other income in 2009 included a 220 million euros gain on the sale of the stake in Medi Telecom.
On the other hand, total expenses of the Telefónica Group, which include supplies, personnel expenses and other expenses (mainly external services and taxes other than corporate income tax) rose 14.1% to 40,829 million euros in 2010 from 35,773 million euros in 2009. This growth was affected by the impact of recognizing non-recurring restructuring costs of 1,262 million euros in the second half of 2010, derived primarily from the restructuring of the workforces of several companies (658 million euros) and firm commitments related to the Telefónica Foundation’s social program (400 million euros, 280 million euros of which was recognized by Telefónica, S.A. and the remainder in Telefónica Latin America). Excluding foreign exchange rate effects and Venezuela’s consideration as a hyperinflationary economy, total expenses would have increased by 11.1% in 2010 compared to 2009.
Supplies increased 5.3% to 17,606 million euros in 2010 from 16,717 million euros in 2009. Excluding foreign exchange-rate effects and the consideration of Venezuela as a hyperinflationary economy, supplies would have increased by 3.1% from 2009 to 2010. This variance was mainly the result of lower wireless termination expenses in Telefónica Spain, which offset the increase in demand for terminals in the three regions.
Personnel expenses rose 24.1% to 8,409 million euros in 2010 from 6,775 million euros in 2009. Excluding foreign exchange rate effects and the consideration of Venezuela as a hyperinflationary economy, personnel expenses would have increased by 20.5% from 2009 to 2010. The increase was primarily due to restructuring of the workforces of several Group companies. It is worth mentioning that in the third quarter of the year, 202 million euros were recognized, principally for restructuring expenses booked in Germany. The increase was also affected by the reassessment of estimates made in years prior to 2009 of employee obligations, capitalized as a decrease in costs, proceeding primarily from Telefónica Spain.
The average number of employees in 2010 was 269,047 (13,896 employees more than at December 2009), mainly due to the larger workforce at Atento. Excluding Atento, Telefónica Group’s average workforce rose 2% year-on-year to 128,011 employees.
Other expenses, which are mainly comprised of external services (i.e. commercial expenses related to the business), network maintenance, general administrative and subcontracted services expenses, and certain types of taxes, increased 20.6% to 14,814 million euros in 2010 from 12,281 million euros in 2009. Excluding foreign exchange-rate effects and the consideration of Venezuela as a hyperinflationary economy, other expenses would have increased by 16.8% in the year. This increase was mainly the result of an increased commercial effort in the three areas and the increase in network management and systems costs at Telefónica Latin America. This item also included firm commitments related with the Telefónica Foundation’s social program (400 million euros).
As a result of the above, OIBDA increased 14.0% to 25,777 million euros in 2010 from 22,603 million euros in 2009. Excluding foreign exchange rate effects the consideration of Venezuela as a hyperinflationary economy, OIBDA would have increased by 13.0% from 2009 to 2010.
In 2010, Telefónica Spain’s OIBDA represented 33.1% (43.2% in 2009) of the OIBDA of the Group, while Telefónica Latin America and Telefónica Europe represented 53.5% (40.5% in 2009) and 15.6% (17.3% in 2009), respectively. The OIBDA margin increased to 42.4% from 39.8% in 2009.

Depreciation and amortization rose 3.9% to 9,303 million euros in 2010 from 8,956 million euros in 2009. Excluding foreign exchange rate effects and the consideration of Venezuela as a hyperinflationary economy, depreciation and amortization would have increased by 1.6% from 2009 to 2010. The increase was primarily due to the increase in depreciation and amortization at Telefónica Latin America and Telefónica Europe. Amortization includes the amortization recognized in the fourth quarter related to the assets assumed as part of the purchase price allocation of Vivo (84 million euros)
As a result of the above, Telefónica’s operating income increased 20.7% to 16,474 million euros in 2010 from 13,647 million euros in 2009. Excluding foreign exchange rate effects and consideration of Venezuela as a hyperinflationary economy, operating income would have increased by 22.4% in the year.
The share of profit of associates in 2010 amounted to 76 million euros, 61.7% higher than in 2009 due mainly to the improved results from the Company’s stake in Telco, S.p.A.
Net financial expense decreased by 20% in 2010 to 2,649 million euros. The effect derived from the consideration of Venezuela as a hyperinflationary economy resulted in a reduction in net financial expense of €521 million in 2010. Excluding such effect, the performance in 2010 is largely explained by the following
•	Changes in accumulated foreign exchange gains and losses at December 31, 2010 from the same period of the prior year, which resulted in lower expenses of 172 million euros.

•
The drop in interest rates over the last year, changes in the present value of the obligations arising from redundancy programs and other financial transactions, which combined to reduce costs by 410 million euros. The change in the volume of debt led to an increase in finance costs of 254 million euros. The net impact of these factors was a 156 million euros cost savings in 2010.

•
The 191 million euro expense corresponding to the transfer of the value of the investment in BBVA from equity to financial results. This interest continues to be recognized as an available for sale financial asset.

Net financial expense at December 2010 (excluding the aforementioned 191 million euro expense) amounted to 2,458 million euros, representing 4.9% of average total debt of 49,999 million euros.
Corporate income tax increased to 3,829 million euros in 2010 from 2,450 million euros in 2009 (an increase of 56.2%), affected by reassessment of the value of recognized tax assets in Colombia in the amount of 864 million euros. In addition, a tax effect of 321 million euros was recognized deriving from the remeasurement of the previously held investment in Vivo at the date of acquisition of the 50% of Brasilcel held by Portugal Telecom. On the positive side, income tax expense for 2010 has decreased in the amount of 138 million euros due to tax credits generated in México and Terra Brazil, which are based on the expected taxable income to be generated by the companies.
Profit for the year attributable to non-controlling interests amounted to 95 million euros in 2010, compared to losses of 161 million euros in 2009, mainly caused by the non-controlling interests’ share of losses of Telefónica Telecom, which increased subsequent to the aforementioned reassessment of the value of recognized tax assets, more than offsetting the non-controlling interests’ share of the profits of Vivo, Telesp and Telefónica O2 Czech Republic.
As a result of all of the above, profit for the year attributable to equity holders of the parent increased by 30.7% to 10,167 million euros in 2010 from 7,776 million euros in 2009.

SERVICES AND PRODUCTS
a)	Fixed business

The principal services we offer in our fixed businesses in Spain, Europe and Latin America are:
•
Traditional fixed telecommunication services: Our principal traditional fixed telecommunication services include PSTN lines; ISDN accesses; public telephone services; local, domestic and international long distance and fixed-to-mobile communications services; corporate communications services; supplementary value-added services (including call waiting, call forwarding, voice and text messaging, advanced voicemail services and conference-call facilities); video telephony; business-oriented value-added services; intelligent network services; leasing and sale of handset equipment; and telephony information services.

•
Internet and broadband multimedia services: Our principal Internet and broadband multimedia services include Internet service provider service; portal and network services; retail and wholesale broadband access through ADSL, naked ADSL (broadband connection without the monthly fixed line fee); narrowband switched access to Internet for universal service, and other technologies; residential-oriented value-added services (including instant messaging, concerts and video clips by streaming video, e-learning, parental control, firewall protection, anti-virus protection, content delivery and personal computer sales); television services such as Imagenio, our IPTV business, cable television and satellite television; companies-oriented value-added services, like puesto integral o puesto informático, which includes ADSL, computer and maintenance for a fixed price and VoIP services. Telefónica Spain is also providing services based on Fiber to the Home (FTTH), including a new range of products and services named “FUTURA”. This line of products includes high speed Internet access (currently up to 30Mb), which allows Telefónica Spain to provide its customers with advanced IPTV services such as Multiroom (allowing clients to watch different TV channels in different rooms) and Digital Video Recording (DVR).

•
Data and business-solutions services: Our data and business-solutions services principally include leased lines; virtual private network, or VPN, services; fiber optics services; the provision of hosting and application, or ASP, service, including web hosting, managed hosting, content delivery and application, and security services; outsourcing and consultancy services, including network management, or CGP; and desktop services and system integration and professional services.

•
Wholesale services for telecommunication operators: Our wholesale services for telecommunication operators principally include domestic interconnection services; international wholesale services; leased lines for other operators’ network deployment; and local loop leasing under the unbundled local loop regulation framework). It also includes bit stream services, bit stream naked, wholesale line rental accesses and leased ducts for other operators’ fiber deployment.

b)	Mobile business

We offer a wide variety of mobile and related services and products to personal and business customers. Although the services and products available vary from country to country, the following are our principal services and products:

•	Mobile voice services: Our principal service in all of our markets is mobile voice telephony.

•	Value added services: Customers in most of our markets have access to a range of enhanced mobile calling features, including voice mail, call hold, call waiting, call forwarding and three-way calling.

•
Mobile data and Internet services: Current data services offered include Short Messaging Services, or SMS, and Multimedia Messaging Services, or MMS, which allow customers to send messages with images, photographs and sounds. Customers may also receive selected information, such as news, sports scores and stock quotes. We also provide mobile broadband connectivity and Internet access. Through mobile Internet access, our customers are able to send and receive e-mail, browse the Internet, download games, purchase goods and services in m-commerce transactions and use our other data services.

•	Wholesale services: We have signed network usage agreements with several MVNOs in different countries.

•	Corporate services: We provide business solutions, including mobile infrastructure in offices, private networking and portals for corporate customers that provide flexible online billing.

•	Roaming. We have roaming agreements that allow our customers to use their mobile handsets when they are outside of our service territories, including on an international basis.

•	Fixed wireless. We provide fixed voice telephony services through mobile networks in Venezuela, Argentina, Peru, Mexico, Ecuador, El Salvador, Guatemala and Nicaragua.

•	Trunking and paging: In Spain and Guatemala, we provide digital mobile services for closed user groups of clients and paging services.

REGULATORY ENVIRONMENT
The regulatory debate in the European Union has focused on the roll-out of ultra-high speed networks, roaming charges3 and net neutrality, which is particularly important for the development of the European telecommunications market and Information Society.
First, in September the European Commission (EC) adopted a package of measures to facilitate the roll-out and take-up of fast and ultra-fast broadband to realize the commitments in the Digital Agenda for Europe: that all Europeans have access to internet with speeds higher speeds (30Mbps or higher) and at least half of all European households can subscribe to broadband connections of 100 Mbps or higher by 2020. The package comprises: a broadband communication (with guidance on how to find new funding sources and cut roll-out costs), a recommendation on regulated access to next generation networks (which sets out a regulatory approach for fiber networks of incumbent operators) and a proposal for a decision by the European Parliament and Council to promote efficient radio spectrum management (and mainly ensuring that sufficient spectrum is available for wireless broadband, above all the 800 MHz band).
Second, the EC launched a public consultation in December 2010 on the review of roaming charges with the aim of changing the current method based on maximum price caps and finding a durable solution. The European Commission for the Digital Agenda indicated that the difference between roaming and national charges should approach zero by 2015.
Key debates in 2010 also revolved around the sustainability of the current internet model and net neutrality on several fronts: the transposition of new directives covering the defense of consumers relative to net neutrality, the technical debate spawned by the development of internet (net management, mobile Internet, managed services, etc.) and the increasing interest of public authorities in the matter. In early 2010, the European Parliament requested a report by the EC on the situation in Europe, which triggered the publication of public consultations by the EC and other European regulators throughout the year. The EC held a summit on net neutrality in November 2010, indicating that current regulatory framework in the EU was adequate to maintain open Internet and that, although a final decision has yet to be made, additional regulation did not appear warranted.
Meanwhile, in Spain, the Telecoms regulator CMT (Comisión del Mercado de Telecomunicaciones) issued a report in April on the maximum limit for monthly charges, considering a freeze in 2011.
In July 2010, the CMT approved the net cost of the universal service in 2008 of 75 million euros, net of non-cash benefits. It also established the share of the distribution of the compensation fund for the net cost of this service in 2007. On this matter, in November 2010, the Secretary of State for Telecommunications and the Information Society announced the proposal of the Ministerial Order to extend until 2011 the requirement that Telefónica provide universal network access, public telephone and telephony information services.
In August 2010, the government enacted the Regulation implementing the Law on funding of RTVE before the EC had issued its decision on the legality of the tax levied on telecommunications operators. This affects Telefónica Spain as an electronic communications operator (0.9% of gross operating revenues excluding those obtained in the wholesale market) and a provider of conditional access services to pay TV (1.5% of gross operating income). In September 2010, the EC requested the Spanish government to abolish the tax on telecoms operators, considering it contrary to Article 12 of Directive 2002/20/CE.

[3]	Internacional roaming service

In December 2010, Telefónica de España’s new benchmark interconnection and line lease offers began, along with the related price updates. Previously, in November 2009, the CMT had passed a Resolution on access to Telefónica de España’s ducts and junction boxes.
In December 2010, the Ministry for Industry sent the CATSI (the national Telecommunications and Information Society Advisory Council) a proposal for a Royal Decree on the reorganization and tendering of spectrum in the 900 and 1800 MHz bands, along with the allotment of new band frequencies (digital dividend and 2.6 GHz). In June 2010, the Ministry published a public consultation on this issue.
In addition, on December 30, 2010, the Ministry for Industry sent the CATSI a draft General Telecommunications Law transposing European Directives on Electronic Communications passed in November 2009.
In the other European markets where Telefónica operates, discussions surrounding the procedures for awarding and sharing radioelectric spectrum have intensified. In May 2010, Germany held the tender for 360 MHz on the 800 MHz, 1800 MHz, 2 GHz and 2.6 GHz frequency bands. Four mobile network operators submitted bids (E-Plus, Telefónica O2 Germany, T-Mobile and Vodafone). Telefónica O2 was awarded 99.2 MHz, paying 1,379 million euros.
Meanwhile, national initiatives continued to reduce mobile termination rates (MTR4s). In the United Kingdom, the regulator, Ofcom, published in November 2010 a consultation on the impact of MTRs on competition among operators. The regulator also proposed the possibility of deferring the EC Recommendation, which would lead to higher MTRs than initially estimated. In Germany, the regulator provisionally approved the MTRs, with reductions of around 50%. BNetzA is expected to issue a final decision in the second quarter of 2011, with retroactive effect from December 1, 2010. The regulation will remain valid until November 2012.
Meanwhile, on the domestic fronts reviews by regulators continued on the necessary relevant national markets to bring them into line with the prevailing regulatory framework in Europe. In Germany, BNetzA added fiber networks to its definition of relevant markets in May 2010, but did not regulate the prices of wholesale products on these networks. In August 2010, BNetzA notified the EC of the result of wholesale (physical) network infrastructure access and wholesale broadband access review. In the Czech Republic, the regulator published the result of an unbundled local loop market access review in June 2010, ruling the Telefónica O2 was not obliged to offer access to ducts, dark fiber lease, or apply a model similar to unbundling using copper loops in fiber access.
In Latin America, the Argentine government decided in October 2010, together with Telecom Italia, the Werthein Group and Telefónica, the new composition of Telecom Argentina’s controlling company. Telecom Italia’s holding went to 58% of the shares. It also announced the end of an investigation into monopolistic concentration by the country’s anti-trust authorities, ratifying the fine (104,692,500 Argentine pesos) imposed on Telefónica for late filing of notification of the transaction. The Argentine Secretary of Communications ruled in December 2010 that telecommunications service providers must deposit the contribution to the Universal Service fund accrued since July 2007. It created the “Internet for public libraries” and “Internet the state education system” programs with a charge to the Universal Service fund. In October 2010, the Argentine government officially introduced the “Argentina Connected” national telecommunications plan to promote digital inclusion in the country. In this respect, the government intends to build a 35,000 km national fiber optic network.

[4]	Mobile Termination Rates

In Brazil, the signing of the concession agreement was delayed until the General Universal Service Target Plan (PGMU) is approved in 2011. In November 2010, Anatel published the public consultation on the proposal for the PGMU applicable in the 2011-2015 period which must be included as an appendix to this concession agreement.
In October 2010, Anatel opened a public consultation on proposed cuts to the price of fixed-to-mobile calls of 10% in both 2011 and 2012. Until a reference MTR is established based on a cost model, the level agreed between the operators will be maintained. Anatel also approved regulations for virtual mobile operators in November 2010.
As for the spectrum tender for the H band (1.8 GHz), Vivo won licenses for various blocks for a total of 1,437.1 million Brazilian reais.
Finally, in May 2010, President Lula approved the National Broadband Plan (PNBA) to promote the development and penetration of broadband services in Brazil and reach 40 million accesses by 2014. The PNBA includes reviving the public company Telebrás, which will be able to use the government’s telecommunications networks and those of public or mixed companies controlled under State control (Electronet, Petrobras).
In Peru, regulator Osiptel approved the productivity factor used in the price cap system for the fixed telephony market covering the period from September 2010 to August 2013 (implying a 5.98% annual reduction in connection fees, monthly charges, and local and long-distance calls). In this respect, amid pressure to cut fixed-mobile rates, in August 2010 Telefónica Móviles Perú announced a schedule for voluntary cuts of up to S/0.5 per minute in January 2013.
In Chile, the structure, level and rate indexation scheme for rates for Telefónica de Chile’s regulated services was published in April 2010. As the new rates will be applied retroactively from May 2009, amounts charged from then must be recalculated. In addition, the Chilean Congress enacted a law in November 2010 reducing the number of primary services areas into which the country is dividend from 24 to 13. After three years, the 13 areas will be reduced to one, marking the end of domestic long distance. Finally, in July 2010, the Chilean Parliament passed the amendments made by the Senate to the Draft Net Neutrality Bill within the scope of reforms to the country’s General Telecommunications Law.
In Mexico, in early 2010 the Communications and Transport Department (SCT) published the terms for tenders of licenses for use of 21,200 Km of dark fiber in three routes (Pacific, Central Mexico and Gulf of Mexico) owned by the Mexican state electricity company (Commission Comisión Federal de Electricidad) for 20-year lease period, renewable for an additional 10 years. The consortium in which Telefónica Móviles México participated with Megacable and Televisa-Nextel won the tender with a bid of 68 million US dollars.
In May 2010, the SCT extended Telefónica’s mobile licenses expiring in July and August 2010 for a period of 15 years. The combined economic consideration for the renewals was approximately 51 million Mexican pesos (approx. 4 million US dollars).
In July 2010, Telefónica acquired spectrum in the 1.9 GHz band for 224 million US dollars. It also obtained spectrum in the 1.7 — 2.1 GHz bands for 99 million US dollars.
In October 2010, the Federal Telecommunications Commission set the termination rates Axtel must pay Telefónica in the 2008-2011 period; with retroactive application, these marked a considerable reduction from prevailing rates. The Commission also established the obligation to charge rates by seconds, with application of these rates suspended by the Justice department.
In Venezuela, in December 2010 the reform of the Organic Telecommunications Law and the Social Responsibility Law was approved. In addition, MoviStar Venezuela’s license to operate in the 850 MHz expires in May 2011. To obtain the renewal, the company embarked on a Total Compliance Plan in 2009, which was completed in 2010.

In Colombia, the telecommunications regulator (CRC) issued a Resolution in February 2010 modifying MTRs, maintaining the symmetric charge scheme and slashing access charges per minute by 19.4%. The new rates came into effect in September 2010. In April 2010, the ICT Ministry (MTIC) established a payment of 2.2% of gross service revenues to the universalization fund.
In January 2010, the CRC set the terms for implementing and operating mobile number portability from July 2011. Finally, the MTIC unveiled the Plan Vive Digital in October 2010 as part of its objective of achieving 50% internet penetration by 2014.
In Ecuador, the National Telecommunications Commission identified Porta (Grupo América Móviles) in July 2010 as the dominant mobile operator in the relevant market pursuant to an application submitted by Telecsa and MoviStar. Meanwhile, the National Communications Department established the requirement that Porta share the infrastructure; MoviStar and Porta entered into a sharing agreement that covers the inclusion of base stations.
In Guatemala, Congress presented a reform to the General Telecommunications Law in May 2010 to include the obligation to implement fixed and mobile number portability.
In El Salvador, the Legislative Assembly proposed a reform to the Telecommunications Law in July 2010 to include number portability, rate schemes based on seconds of usage for all telephone services and an unlimited validity of balances of pre-pay services. The proposed reform also states that the regulator must establish maximum rates based on costs of fixed and mobile telephone services.
In Panama, in January 2010, the Universal Service and Access Advisory Board established the obligation to contribute to the fund amounts accrued since August 2008 (1% of gross revenues). As a result, Telefónica Móviles Panamá paid 2,888,493.99 US dollars.

SHARE PRICE PERFORMANCE
Uncertainty regarding economic instability in the European peripherals (Portugal, Ireland, Italy, Greece and Spain) triggered across-the-board declines by Europe’s leading stock indices in 2010, with Ibex-35 shedding 17.4%, the FTSE-100 closing down 13.2%, and the EStoxx-50 and CAC-40 dropping 5.8% and 3.3%, respectively. German’s DAX was the sole exception with a 16.1% gain in the year.
The Ibex-35 underperformed its European peers amid ongoing fears of sovereign debt contagion after Greece and Ireland were bailed out. Against this backdrop, Telefónica’s share price fell 13.1% (to 16.97 euros per share), though this was better than Santander (-31.4%) and BBVA (-38.2%). The Company remains supported by its highly diversified geographical and business mixes, its proven track record in delivering amid ever-changing environments, its cash generative ability and its focus on shareholders. This focus on shareholders is clearly reflected in the operator’s commitment to continue increasing shareholder returns via dividends. In 2010, Telefónica acquired the remaining 50% of Vivo in Brazil, thereby increasing its emerging market exposure. Versus its European peers, the return on investment in Telefónica was lower (DJ Telco: +3.0%; BT: +33.9%; Vodafone: +15.4%; Telecom Italia: -11.1%; France Telecom: -10.5%; KPN: -7.8%; Deutsche Telekom: -6.2%).
The total return for Telefónica shares in 2010 was -6.4% including the dividends paid in 2010 (0.65 euros per share on May 11 2010 and 0.65 euros per share on November 8, 2010). Nonetheless, the total return for Telefónica shares in 2009 was 29.5%.
At the end of 2010, Telefónica was the world’s fifth largest telecommunications company by market cap and one of the 50 largest companies in the world of any kind. Telefónica’s market cap at year-end 2010 stood at 77,451 million euros.

INFORMATION BY BUSINESS LINE
Telefónica Spain Operations
Telefónica Spain’s total accesses increased by 1.7% to 47.6 million accesses at December 31, 2010 from 46.8 million accesses at December 31, 2009. Total accesses at December 31, 2010 included 24.3 million mobile accesses, 13.3 million fixed telephony accesses, 5.9 million Internet and data accesses and 0.8 million pay TV accesses. Additionally, it included 2.5 million unbundled local loop accesses and 0.6 million wholesale ADSL accesses.
The following table presents down accesses of our operations in Spain:

	At December 31
	2008	2009	2010
	(in thousands)
Fixed telephony accesses	15,326.3	14,200.1	13,279.7
Internet and data accesses	5,670.0	5,722.5	5,879.8
Narrowband accesses	388.0	219.5	136.1
Broadband accesses	5,246.4	5,476.8	5,722.3
Other accesses	35.6	26.2	21.4
Mobile accesses	23,604.8	23,538.6	24,309.6
Pre-pay accesses	9,037.0	8,204.5	7,919.8
Pay TV accesses	612.5	703.0	788.2

Final clients accesses	45,213.6	44,164.2	44,257.4

Wholesale accesses	2,136.1	2,614.0	3,333.8

Total accesses	47,349.7	46,778.2	47,591.2

At the same time, Telefónica took control of Tuenti in 2010 in line with its strategy of strengthening its social networking presence. It began consolidating this company’s financial results in Telefónica Spain’s mobile business from August 2010.
Telefónica Spain’s revenues from operations (revenues) fell 5.0% to 18,711 million euros in 2010 from 19,703 million euros in 2009.
Revenues from Telefónica Spain’s fixed business decreased 6.3% to 11,397 million euros in 2010 from 12,167 million euros in 2009 principally due to the decrease in the revenues of traditional voice service and accesses:
•	Revenues from traditional accesses decreased 13.1% to 2,426 million euros in 2010 compared to 2,792 million euros in 2009, mainly as a result of the reduction in the number of accesses.

•
Revenues from traditional voice services decreased 10.9% to 3,548 million euros in 2010 compared to 3,983 million euros in 2009. This evolution is mainly affected by lower fixed-to-mobile traffic, the decrease of international traffic and the increasing portion of traffic included in national flat tariff plans.

•
Revenues from Internet and broadband services decreased 0.9% to 2,933 million euros in 2010 compared to 2,960 million in 2009. Retail broadband service revenues decreased 4.3% in 2010 compared to 2009, due to the ARPU reduction for promotions carried out. Wholesale broadband service revenues increased 29.0% in 2010 compared to 2009 reflecting the growth in the customer base for unbundled local loops and wholesale ADSL accesses in 2010.

•
Revenues from data services grew 4.9% to 1,358 million euros in 2010 from 1,294 million in 2009, driven by increased revenues from leased circuits to mobile operators, mainly Telefónica Móviles España, as a result of the rapid growth in mobile broadband.

•	Revenues from information technology services grew 19.0% to 604 million euros in 2010 from 508 million euros in 2009, boosted by the sale of software licenses (51 million euros).

Revenues from Telefónica Spain’s mobile business decreased 4.6% to 8,550 million euros in 2010 from 8,965 million euros in 2009, due mainly to lower voice consumption by customers.
•	Customer revenues decreased 5.3% to 6,226 million euros in 2010 from 6,571 million euros in 2009 due to lower usage and the fall in prices amid intense competition.

•	Interconnection revenues decreased 20.9% to 792 million euros in 2010 from 1,001 million euros in 2009, due primarily to regulated interconnection price cuts.

•	Roaming-in revenues fell 8.6% to 140 million euros in 2010 from 153 million euros in 2009 due to the downward trend in roaming consumption and wholesale prices.

•	Revenues from handset sales increased 12.6% to 1,280 million euros in 2010 from 1,137 million euros in 2009.
Regarding expenses, Telefónica Spain’s total expenses increased 0.6% to 10,504 million euros in 2010 from 10,443 million euros in 2009, offsetting lower supplies and other expenses, with an increase of 202 million euros in non-recurring restructuring expenses derived primarily from the restructuring of workforces (202 million euros) and the recognition of the 107 million euro TV tax.
•
Supplies decreased 2.5% to 4,185 million euros in 2010 from 4,293 million euros in 2009, principally due to lower interconnection expenses related to mobile termination rate cuts, which offset increased mobile handset expenses.

•	Personnel expenses rose 15.3% to 2,658 million euros in 2010 from 2,305 million euros in 2009, mainly due to the restructuring of workforces and the negative impact of the CPI.
•
Other expenses decreased 4.8% to 3,661 million euros in 2010 from 3,845 million euros in 2009, principally due to the decrease in external services. This total decrease was enhanced by the efforts of the Company to improve the levels of uncollectible balances and came despite the recognition in 2010 of the TV tax provision.

As a result of the foregoing, Telefónica Spain’s OIBDA decreased 12.7% to 8,520 million euros in 2010 from 9,757 million euros in 2009. Telefónica Spain’s OIBDA, as a percentage of Telefónica Spain’s revenues, was 45.5% in 2010 compared to 49.5% in 2009.
Telefónica Spain’s depreciation and amortization decreased by 6.1% to 2,009 million euros in 2010 from 2,140 million euros in 2009.
As a result, Telefónica Spain’s operating income decreased 14.5% to 6,511 million euros in 2010 from 7,617 million euros in 2009.
Telefónica Spain — Fixed business
Telefónica Spain provides fixed telephony services in Spain through the operator Telefónica de España.

The following table presents, at the dates indicated, Telefónica de España’s accesses:

	At December 31
	2008	2009	2010
	(thousands)
Fixed telephony accesses (1)	15,326.3	14,200.1	13,279.7
Internet and data accesses	5,670.0	5,722.5	5,879.8
Narrowband accesses	388.0	219.5	136.1
Broadband accesses	5,246.4	5,476.8	5,722.3
Other accesses	35.6	26.2	21.4
Pay TV accesses	612.5	703.0	788.2

Final clients accesses	21,608.8	20,625.6	19,947.8

Wholesale line rental accesses	9.5	97.4	294.5
Unbundled local loop accesses	1,698.0	2,153.8	2,477.1
Shared UL accesses	602.3	447.7	264.0
Full UL accesses	1,095.7	1,706.1	2,213.1
Wholesale ADSL accesses	423.8	359.0	561.3
Other accesses	4.7	3.7	0.9

Wholesale accesses	2,136.1	2,614.0	3,333.8

Total accesses	23,744.8	23,239.6	23,281.6

(1)	Includes VOIP and naked ADSL accesses.
Telefónica Spain’s fixed telephony accesses decreased by 6.5% to 13.3 million accesses at December 31, 2010 from 14.2 million accesses at December 31, 2009. Telefónica Spain had net fixed telephony accesses losses of 0.9 million 2010, lower than the 1.1 million net fixed telephony accesses losses recorded in 2009.
Telefónica Spain’s broadband accesses increased 4.5% to 5.7 million accesses at December 31, 2010 from 5.5 million accesses at December 31, 2009.
The estimated market share of unbundled local loops in the broadband access market in Spain increased to 22.1% in 2010 from almost 21.1% in 2009. Unbundled local loops at December 31, 2010 amounted to 2.5 million accesses, of which nearly 10.7% were shared access loops.
Telefónica Spain’s total wholesale ADSL accesses were 0.6 million accesses at December 31, 2010, a decrease of 56.4% compared to the accesses at December 31, 2009, mainly because of the growth of naked wholesale ADSL and the migration to unbundled local loops.
In 2010, Telefónica Spain continued to increase its presence in the pay TV market, achieving a customer base to 0.8 million accesses at December 31, 2010 compared to 0.7 million accesses at December 31, 2009, an increase of 12.1%.
Since 2005, Telefónica Spain has bundled its ADSL services with other products in Duo bundles, which include voice services, and Trio bundles, which in include voice and IPTV services. At December 31, 2010, around 89% of Telefónica Spain’s broadband accesses were included Duo or Trio bundles compared to over 88% at December 31, 2009.
Regarding marketing, one of our main priorities has been to satisfy customer needs and increase customer loyalty by improving the quality of our customer service and offering a wide range of integrated telecommunications services. We have reinforced our strategy of customer segmentation in order to tailor our services to best meet the specific needs of each customer segment.
In 2010, we rebranded in line with our customer-focused strategy. In May, Movistar was launched as the sole trademark for all residential and business customers, in order to foster emotional connections with customers.
In order to boost the value of its services, in June 2010 Telefónica Spain added to its broadband bundles the possibility of fixed-to-mobile calls for customers on weekends.
In addition, on October 1, 2010 a new type of broadband access called “hasta 6Mb” was launched. This allows each customer to reach the maximum speed.

In addition to these measures, aimed at improving the products and services on offer to broadband customers, ADSL speeds are being increased without raising prices.
A local strategy was also implemented involving different offers adapted to local conditions in each area. Special attention is given to areas where competition is particularly high, creating comprehensive plans and outstanding commercial processes such as the establishment of a Convergent Customer Service Centre.
The value of fixed lines was also improved by redesigning the fixed line catalogue and launching new types of contracts onto the market for fixed line customers to offer better priced packages for access plus calls, which cover basic domestic communication needs (Contrato Básico Hogar, Planazo Hogar a Fijos y Móviles).
In the business segment, we continued to promote our Puesto de Trabajo services, which is a package of services designed to meet the voice (fixed and/or mobile), data and IT needs of self-employed, and small- and medium-sized businesses. Progress has been made during 2010 with the Aplicateca services, focusing mainly on management, localization, security and office automation software.
The customer service model employed by Telefónica Spain, which is focused on achieving the highest degree of efficiency in customer service, has the following features:
•	a 24-hour personal customer service line for purchasing any type of product and service and handling customer queries.

•
Telefónica stores (Tiendas Telefónica) where customers can test and buy the products we market, the highlight of which is our flagship store at the historic Telefónica headquarters building on the Gran Vía (Madrid), which is the largest telecommunications store in Spain. We also continue to work to improve our stores, equipping them with the resources to meet the needs of residential and business customers. Special attention has been given to the Telyco stores to improve the customer experience.

•
the Telefónica On Line store (www.movistar.es), which offers customers clear and accessible information on the services and products we offer and the ability to contract these services and products online, as well as manage their services and consult their bills, easily and securely.

•
a dedicated customer service system for corporate and residential customers, to ensure each customer’s particular needs are met. The technical service centers also help customers resolve possible service problems, and offer an excellent service to customers through a high level of specialization and skill.

Regarding competition, Telefónica Spain’s main competitors in the fixed telephony market fall within three main categories:
•	cable operators, such as Spanish nationwide cable operator ONO, which offers triple play, and regional cable operators (Euskaltel, Telecable and Grupo R);

•	ULL operators, such as Orange, Jazztel and Vodafone; and

•	large-business oriented operators, such as British Telecom and Colt, which offer voice and data Virtual Private Networks (VPNs).
Telefónica Spain’s estimated market share at December 31, 2010 was as follows:
•	fixed telephony accesses market share amounted to approximately 69% of retail accesses;

•	broadband market share amounted to approximately 53% of retail accesses; and

•	pay TV market share amounted to approximately 19% of the market in terms of accesses.

In November 2008, the CMT approved “Wholesale Access for Telephone Lines,” or AMLT, a new product that allows operators to resell telephone lines to their final customers. After more than two years on the market, this service has been consolidated and continues to grow and function correctly, both at systems and operational level. There is no conflict with operators. During 2010, the new wholesale bundling facilities (AMLT+Indirect Access) gave rise to new competition in less populated areas where ULL operators were not present.
Regarding network and technology, Telefónica Spain continued to make significant investments to develop its broadband access business through FTTx technology, as well as in capacity and security of its aggregation, transport and data network.
Telefónica Spain — Mobile business (Spain)
Telefónica Spain provides mobile services in Spain through the operator Telefónica Móviles España.
The estimated penetration of the Spanish mobile marked reached 125% at December 2010. The Spanish mobile market showed growth primarily as a result of the growth of data services.
The following table presents, at the dates or for the periods indicated, selected statistical data relating to Telefónica Spain’s mobile business:

	At or for the year ended December 31
	2008	2009	2010
Total mobile accesses (in thousands)	23,604.8	23,538.6	24,309.6
Pre-pay accesses (in thousands)	9,037.0	8,204.5	7,919.8
MOU (minutes)	156	n.a.	n.a.
Traffic (million of minutes)	43,568	42,039	41,700
ARPU (in euros)	30.4	27.5	25.4
Traffic is defined as minutes used by the Company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in; MVNOs; interconnection of third parties and other business lines) is excluded. Traffic volume is not rounded. In order to avoid the distortion on MoU of the strong growth of mobile devices which mostly use data services (M2M and mobile broadband devices), the Company has decided to publish the traffic evolution in absolute terms.
Our mobile customer base in Spain, measured in terms of accesses, stood at 24.3 million accesses at December 31, 2010, an increase of 3.3% from 23.5 million at December 31, 2009. This evolution was primarily driven by a 6.9% increase in accesses in the contract segment, which offsets the decrease of 3.5% in the prepaid segment. We must take into account that in May 2010 we proceeded to disconnect 113 thousand prepaid accesses from the customer base, without an impact in the economic result.
In the context of an increasingly competitive market, with strong competition in number portability and pressure on pricing, Telefónica Móviles España continues to maintain its leadership in difference between revenue and access share, based on its strong focus on high value customers. Telefónica Spain’s mobile business achieved net adds of 771 thousands accesses in 2010, compared to negative net adds of 66 thousand accesses in 2009, with a noteworthy number of net accesses gains in the contract segment, 1.056 million accesses in 2010, up from 0.8 million in 2009.
At December 31, 2010, approximately 67.4% of our mobile accesses in Spain were contract, which represents an increase of 2.3 percentage points from December 31, 2009.
ARPU for Telefónica Spain’s mobile business decreased 7.3 % to 25.4 euros in 2010 from 27.5 euros in 2009. This decrease was partially offset by an increase in data ARPU of 1.6% to 5.5 euros en 2010 from 5.4 euros in 2009.
Traffic carried in 2010 decreased 0.8% to 41,700 million minutes compared to 42,039 million minutes in 2009 mainly due to a lower voice usage.

Regarding marketing, Telefónica Spain is focused on key initiatives to preserve its position as a leading mobile operator in the market, leading it to increase commercial efforts with measures including:
•	in-depth market segmentation, with a focus on customer value;

•	programs to promote customer loyalty;

•	pricing policies to stimulate usage, including launching segmented packages and innovative tariff options;

•
commitment to the latest market trends involving mobile Internet access, either from devices used to make voice calls or from devices that complement fixed broadband and enable large amounts of data to be downloaded on the move.

Since Telefónica Spain began providing mobile services in Spain, its sales and marketing strategy has focused on generating increased brand awareness and customer satisfaction to achieve customer growth and increased revenue. Telefónica Spain utilizes several types of marketing channels, including television, radio, exterior billboards, telemarketing, text messages, direct mail and Internet advertising. Telefónica Spain also sponsors several cultural and sporting events in order to increase its brand recognition.
During 2010, Telefónica Spain’s main marketing campaigns focused on boosting demand for mobile broadband, with the launch of data flat rates for browsing the web by a handset or small screen (contents, music, television, etc) as well as browsing the web by a laptop or big screen, developing new concepts and “try and buy”. In addition, Telefónica Spain offers access to mobile broadband services with HSPA technology These favorable data rates and mobile broadband capable devices have been bundled by Telefónica in order to promote an increase in the number of accesses and level of use of mobile broadband services in Spain. In order to help achieve this goal:
•	In 2010, Telefónica launched complementary mobile and fixed broadband services at very competitive prices.

•
In 2010, Telefónica Spain made progress with the portfolio of data tariffs for the residential segment, launching tariffs that cover technology needs such as multi-device flat-rate data plans enabling users to browse with the new iPad and iPhone or another smart phone at no extra cost, or new tranches to plans that better meet customer needs. The main innovations in the mobile voice portfolio for corporate customers have focused on expanding the timetable. Work has also started to bundle mobile voice and data, which offers advantages on being contracted jointly.

Regarding competition, Telefónica Spain’s main competitors in the Spanish market for mobile communications services are: Vodafone Spain, a subsidiary of Vodafone plc, Orange, which is the trade name of France Telecom España, S.A., Yoigo, whose principal shareholder is TeliaSonera, and other MVMO operators.
Telefónica Spain’s estimated market share in Spain in terms of mobile accesses was approximately 41.4% at December 31, 2010.
Regarding networks and technology, Telefónica Spain’s digital network in Spain is based upon the GSM/UMTS standard. The prevalence of the GSM standard, together with Telefónica Spain’s international roaming agreements, enable its mobile customers to make and receive calls in more than 200 countries worldwide. Telefónica Spain’s GSM/UMTS based network provides its customers with access to many of the most advanced mobile handsets and a full range of services and products.
In 2010, Telefónica Spain invested in building out and enhancing its networks in Spain and developing its technological platforms and information systems.

INFORMATION BY BUSINESS LINE
Telefónica Latin America
Telefónica Latin America provides fixed and mobile telephony, Internet and data services and pay TV services through the operators described in the following sections in the main Latin American markets. In addition, Telefónica Latin America’s other members include: Telefónica Empresas, Telefónica International Wholesale Services (TIWS), the business unit responsible for other telecommunications operators and for managing our international services and the network which supports these services, and Terra Networks Latin América.
The following table presents, at the dates indicated, selected statistical data relating to our operations in Latin America:

	At December 31
	2008 (1) (2)	2009	2010
	(in thousands)
Fixed telephony accesses	25,644.5	24,578.3	24,403.6
Internet and data accesses	7,629.8	7,605.2	8,235.1
Narrowband accesses	1,445.8	1,070.6	674.8
Broadband accesses	6,067.0	6,426.8	7,442.3
Other accesses	117.0	107.8	118.0
Mobile accesses (3)	123,385.2	134,698.9	149,255.4
Pay TV accesses	1,540.5	1,648.6	1,792.7

Final clients accesses	158,200.1	168,531.1	183,686.9

Wholesale accesses	59.0	56.1	55.9

Total accesses	158,259.0	168,587.2	183,742.8

(1)
At January 1, 2007, Group accesses have been reclassified, including “fixed wireless” accesses under the caption of fixed telephony. These accesses were previously classified, depending on the country, under mobile or fixed telephony accesses.

(2)	From January 1, 2008, fixed wireless public use telephony accesses are included under the caption “fixed telephony accesses”.

(3)	Includes accesses of Telemig from April 2008.
Telefónica Latin America’s total accesses increased 9.0% to 183.7 million accesses at December 31, 2010 from 168.6 million accesses at December 31, 2009. Total accesses at December 31, 2010 include 149.3 million mobile accesses, 24.4 million fixed telephony accesses, 8.2 million Internet and data accesses and 1.8 million pay TV accesses. Additionally, it includes 56 thousand wholesale accesses.

The following table sets forth certain information at December 31, 2010 regarding the principal Latin American operating companies of Telefónica Latin America.

Country	Company	Population		Interest
		(in millions)		(%)
Brazil	Telecomunicações de São Paulo, S.A.—Telesp	41.26	(*)	87.95
	Vivo Participaçoes, S.A.	194.0		59,42
Mexico	Telefónica Móviles México, S.A. de C.V.	110.6		100.00
Panama	Telefónica Móviles Panamá, S.A.	3.5		100.00
Nicaragua	Telefónica Móviles Nicaragua, S.A.	5.6		100.00
Guatemala	Telefónica Móviles Guatemala, S.A.	13.9		99.98
El Salvador	Telefónica Móviles El Salvador, S.A. de C.V.	6.0		99.08
Venezuela	Telcel, S.A.	28.8		100.00
Columbia	Colombia Telecomunicaciones, S.A. ESP.	45.5		52.03
	Telefónica Móviles Colombia, S.A.			100.00
Peru	Telefónica del Perú, S.A.A.	29.6		98.34
	Telefónica Móviles Perú, S.A.C.			99.99
Ecuador	Otecel, S.A.	14.3		100.00
Argentina	Telefónica de Argentina, S.A.	40.4		100.00
	Telefónica Móviles Argentina S.A.			100.00
Chile	Telefónica Chile, S.A.	16.9		97.89
	Telefónica Móviles Chile, S.A.			100.00
Uruguay	Telefónica Móviles Uruguay, S.A.	3.4		100.00

(*)	Concession areas only.
Revenues at Telefónica Latin America increased 13.3% to 26,041 million euros in 2010 from 22,983 million euros in 2009 (an increase of 9.9% excluding foreign-exchange rate effects and the consideration of Venezuela as a hyperinflationary economy). Principal contributions, by country, to revenues excluding foreign-exchange rate effects and the consideration of Venezuela were Brazil (45 basis points) Venezuela (23 basis points) and Argentina (21 basis points).
In 2010, Brazil continued to make the largest contribution to Telefónica Latin America’s revenues (43%) followed by Argentina (12%) and Venezuela (9%).
•
Telefónica Latin America’s revenues from Brazil increased 32.8% to 11,119 million euros in 2010 from 8,376 million euros in 2009 (an increase of 12.1% in local currency), due to acquisition of 50% of Vivo and the positive revenues performance of the mobile, broadband and data businesses. With respect to Vivo, Telefónica Latin America’s mobile business in Brazil, revenues increased 63.4% to 4,959 million euros in 2010 from 3,036 million euros in 2009 (an increase of 37.9% in local currency), driven by growth in the customer base (usage and data). With respect to Telesp, Telefónica Latin America’s fixed line business in Brazil, revenues increased 18.7% to 6,843 million euros in 2010 from 5,766 million euros in 2009 (an increase of 0.2% in local currency). This increase was due to the growth of broadband and data business revenues compared to the traditional business revenues. Broadband, pay TV and data/IT services revenues continued to rise as a percentage of total revenues to 24.8%. Traditional fixed line revenues decreased (1.4% in local currency), mainly driven by lower local and long distance traffic that was not compensated by higher traffic revenues coming from mobile networks.

•
Telefónica Latin America’s revenues from Venezuela, due to the devaluation, decreased 38.6% to 2,318 million euros in 2010 from 3,773 million euros in 2009 (an increase of 15.0% in local currency and excluding the consolidation of Venezuela as a hyperinflationary economy), primarily driven by higher growth in service revenues in 2010 (an increase of 21.3% in local currency and excluding the consideration of Venezuela as a hyperinflationary economy). This growth in local currency was due mainly to an integrated telecommunications offer (mobile, fixed, pay TV and broadband) and the excellent performance of smartphone revenues.

•
Telefónica Latin America’s revenues from Argentina increased 17.8% to 3,073 million euros in 2010 from 2,609 million euros in 2009 (an increase of 17.9% in local currency) with both fixed and mobile businesses contributing. Telefónica Móviles Argentina’s revenues increased 20.4% to 1,979 million euros in 2010 from 1,643 million euros in 2009 (an increase of 20.6% in local currency). This increase was primarily driven by an increase of 21.3% in service revenues in 2010 (an increase of 21.4% in local currency). This growth in local currency was mainly due to data revenue growth and increased usage. Revenues in the fixed line business increased 13.3% to 1,187 million euros in 2010 from 1,047 million euros in 2009 (an increase of 13.5% in local currency), with 6.3% growth in the traditional fixed line business, 29.2% growth in the Internet TV and content business, and 16.9% growth in the data and IT businesses.

•
Telefónica Latin America’s revenues from Chile increased 20.0% to 2,197 million euros in 2010 from 1,831 million euros in 2009 (an increase of 4.3% in local currency) due to the positive revenues performances of both businesses. With respect to Telefónica Móviles Chile, Telefónica Latin America’s mobile business in Chile, revenues increased 25.4% to 1,266 million euros in 2010 from 1,010 million euros in 2009 (an increase of 9.0% in local currency). Service revenues increased 27.9% to 1,175 million euros in 2010 (an increase of 11.2% in local currency) due to growth in voice and data services revenues. With respect to Telefónica Latin America’s fixed line business in Chile, revenues in 2010 increased 16.3% to 1,038 million from 893 million in 2009 (an increase of 1.1% in local currency). Broadband, pay TV, data and IT businesses growth offset the decrease in revenues from the traditional fixed telephony business.

•
Telefónica Latin America’s revenues from Mexico increased 18.0% to 1,832 million euros in 2010 from 1,552 million euros in 2009 (an increase of 5.0% in local currency). This growth in local currency was underpinned by mobile service revenues growth of 4.1% in 2010 as a result of the customer base increase and new tariff plans.

•
Telefónica Latin America’s revenues from Peru increased 14.2% to 1,960 million euros in 2010 from 1,716 million euros in 2009 (an increase of 2.0% in local currency). With respect to Telefónica Móviles Perú, revenues increased 19.2% to 1,001 million euros in 2010 from 840 million euros in 2009 (an increase of 6.4% in local currency), driven primarily by service revenue growth. Service revenues increased 22.8% in 2010 (an increase of 9.7% in local currency). With respect to Telefónica del Perú, revenues increased 9.0% to 1,097 million euros in 2010 compared to 1,006 million euros in 2009 (a decrease of 2.6% in local currency), despite the 6.9% growth in revenues from the Internet, TV and content businesses and the 3.4% increase in data/IT business revenues. These increases were not enough to offset the 9.1% decrease in traditional business revenues, affected by the virtual mobile business, the application of the productivity factor, a reduction in the F-M tariff, and a cut in the fixed network termination charge in 2009.

•
Telefónica Latin America’s revenues from Colombia increased 20.5% to 1,529 million euros in 2010 from 1,269 million euros in 2009 (an increase of 1.3% in local currency). This evolution is the consequence of a highly competitive environment both in mobile and fixed telephony. With respect to Telefónica Móviles Colombia, Telefónica Latin America’s mobile business in Colombia, revenues increased 27.4% to 872 million euros in 2010 from 685 million euros in 2009 (an increase of 7.1% in local currency). Service revenues increased 5.7% in 2010 in local currency. With respect to Colombia Telecomunicaciones S.A. ESP, Telefónica Latin America’s fixed line telephony business in Colombia, revenues increased 14.0% to 700 million in 2010 from 615 million euros in 2009 (a decrease of 4.2 % in local currency) primarily due to the lower revenues from traditional fixed telephony services as of result of lower accesses and a decrease in traffic, not compensated by the increased broadband and pay TV revenues.

Regarding expenses, Telefónica Latin America’s total expenses increased 18.4% in 2010 to 17,148 million euros from 14,486 million euros in 2009 (an increase of 13.1% excluding foreign exchange-rate effects and the consideration of Venezuela as a hyperinflationary economy). This increase was affected by the impact of recognizing non-recurrent restructuring costs of 410 million euros, derived primarily from the restructuring of the workforces of several companies (159 million euros) and firm commitments related to the Telefónica Foundation’s social program (120 million euros).
•
Supplies increased 9.9% to 6,801 million euros in 2010 from 6,188 million euros in 2009 (an increase of 6.8% excluding foreign exchange-rate effects and the consideration of Venezuela as a hyperinflationary economy), mainly due to higher interconnection costs and demand for terminals derived from increased traffic and commercial activity.

•
Personnel expenses for Telefónica Latin America increased 34.7% to 2,411 million euros in 2010 from 1,789 million euros in 2009 (an increase of 28.8% excluding foreign exchange-rate effects and the consideration of Venezuela as a hyperinflationary economy), principally due to higher inflation in certain countries and non-recurrent impacts related to restructuring of workforces, mainly Argentina (40 million euros), Brazil (60 million euros), Peru (23 million euros), Colombia (10 million euros) and Chile (12 million euros).

•
Other expenses for Telefónica Latin America increased 21.9% to 7,936 million euros in 2010 from 6,508 million euros in 2009 (an increase of 14.7% excluding foreign-exchange rate effects and the consideration of Venezuela as a hyperinflationary economy), mainly due to the increase in external services costs due to the increased commercial activity and the greater focus on the contract segment, and the increase in network and systems costs. Also affecting these expenses are firm commitments related to the Telefónica Foundation’s social program.

Telefónica Latin America’s OIBDA increased 50.7% to 13,782 million euros in 2010 from 9,143 million euros in 2009 (an increase of 49.7% excluding foreign exchange-rate effects and the consideration of Venezuela as a hyperinflationary economy). OIBDA is affected by the positive impact of remeasuring the previously held investment in Vivo at the date of acquisition of 50% of the share capital of Brasilcel owned by Portugal Telecom (3,797 million euros). By country (excluding foreign exchange-rate effects and the consideration of Venezuela as a hyperinflationary economy), Brazil contributed most to OIBDA growth (36 percentage points), followed by Chile (27 percentage points) and Venezuela (26 percentage points). In absolute terms, Brazil was the largest contributor to Telefónica Latin America’s OIBDA in 2010, accounting for 29.4% of the total, followed by Venezuela at 7.9%, Argentina at 7.9% and Chile at 7.9%.
Telefónica Latin America’s OIBDA in 2010 as a percentage of Telefónica Latin America’s revenues for the same period was 52.9%, 13.1 percentage points higher than in 2009.
•	Telefónica Latin America’s OIBDA in Brazil increased 29.8% to 4,074 million euros in 2010 from 3,139 million euros in 2009 (an increase of 9.6% in local currency).

•
Telefónica Latin America’s OIBDA in Venezuela decreased 40.2% to 1.087 million euros in 2010 from 1,818 million euros in 2009 (an increase of 10.4% in local currency and excluding the consideration of Venezuela as a hyperinflationary economy).

•	Telefónica Latin America’s OIBDA in Argentina increased 9.7% to 1,082 million euros in 2010 from 986 million euros in 2009 (an increase of 9.8% in local currency).

•	Telefónica Latin America’s OIBDA in Chile increased 43.2% to 1,092 million euros in 2010 from 763 million euros in 2009 (an increase of 24.5% in local currency).

•	Telefónica Latin America’s OIBDA in Mexico increased 10.5% to 623 million euros in 2010 from 564 million euros in 2009 (a drop of 1.7% in local currency).

•	Telefónica Latin America’s OIBDA in Peru increased 14.0% to 812 million euros in 2010 from 712 million euros in 2009 (an increase of 1.8% in local currency).

•	Telefónica Latin America’s OIBDA in Colombia rose 22.1% to 484 million euros in 2010 from 397 million euros in 2009 (an improvement of 2.6% in local currency).
Regarding depreciation and amortization, Telefónica Latin America’s depreciation and amortization increased 7.1% to 4,061 million euros in 2010 from 3,793 million euros in 2009 (a decrease of 4.0% excluding foreign exchange-rate effects and the consideration of Venezuela as a hyperinflationary economy). Amortization included the 84 million euros of amortization recognized related to the assets assumed in the purchase price allocation of Vivo.
As a result of the foregoing, Telefónica Latin America’s operating income increased 81.7% to 9,721 million euros in 2010 from 5,350 million euros in 2009 (an increase of 87.0% excluding foreign exchange-rate effects and the consideration of Venezuela as a hyperinflationary economy).
Brazil
The following table presents, at the dates indicated, selected statistical data relating to our operations in Brazil.

	At December 31
	2008	2009	2010
	(in thousands)
Fixed telephony accesses	11,661.9	11,253.8	11,292.6
Internet and data accesses	3,625.8	3,440.2	3,848.2
Narrowband accesses	996.4	723.1	446.2
Broadband accesses	2,557.8	2,638.4	3,319.2
Other accesses	71.6	78.7	82.8
Mobile accesses (1)	44,945.0	51,744.4	60,292.5
Pre-pay accesses	36,384.0	41,960.7	47,658.6
Pay TV accesses	472.2	487.2	486.3

Final clients accesses	60,704.9	66,925.7	75,919.6

Wholesale accesses	34.1	34.2	33.9

Total accesses	60,739.1	66,959.8	75,953.5

(1)	Includes accesses of Telemig from April 2008
Telefónica Latin America’s accesses in Brazil increased 13.4% to 76.0 million accesses at December 31, 2010 from 67.0 million accesses at December 31, 2009. This growth reflects a 16.5% year-on-year increase in Vivo’s (Telefónica Latin America’s jointly-controlled Brazilian mobile business) customer base and, to a lesser extent, the expansion of Telesp’s (Telefónica Latin America’s Brazilian fixed line business) fixed telephony accesses and broadband business, while pay TV accesses were broadly unchanged.
Brazil Fixed Business — Telecomunicações de São Paulo, S.A. — Telesp
Telesp provides fixed telephony and other services in the Brazilian state of São Paulo under concessions and licenses from Brazil’s federal government.
Telesp’s fixed telephony, Internet and data and pay TV accesses increased 2.9% to 15.7 million accesses at December 31, 2010 from 15.2 million accesses at December 31, 2009 primarily due to the sharp increase in broadband accesses. Telesp’s fixed telephony accesses increased 0.3% to 11.29 million accesses at December 31, 2010 from 11.25 million accesses at December 31, 2009. Of these, 29.9% were pre-pay accesses or accesses with consumption limits.
The Brazilian broadband market continued to grow in 2010. Telesp increased its broadband customer base by 25.8% to 3.3 million accesses at December 31, 2010 compared to 2.6 million at December 31, 2009, recovering market share in this business. Telesp offers pay TV mainly through a DTH solution and, since the fourth quarter of 2007 after the acquisition of Navy Tree, also offers MMDS technology, reaching 0.5 million accesses at December 31, 2010.

Regarding marketing, in Brazil we employ a differentiated approach to marketing whereby we use a mix of human and technological resources (a specialized team and business intelligence tools, respectively), in addition to specific studies that allow us to target various market segments according to the relevant needs of the customers in each segment. We continuously monitor market trends in an effort to develop new products and services that may address the future needs of our customers.
Telefónica Latin America employs direct sales, telesale, indirect channels and channel to deliver fixed telephony and other telecommunications solutions to residential, small and medium enterprises, or SMEs, and corporate customers in Brazil.
We offer bundled products, which include both local and long-distance traffic and minutes bundled with broadband responding to the increasing demand from our customers. We believe that the trend towards bundled offers in Brazil will continue to grow, and that further developing such offers will be important to maintaining our competitiveness in the market. Also, since 2009 Telesp markets its X-treme products, based on FTTX technology, and its IPTV services as well.
In terms of competition, our fixed telephony business in Brazil currently faces strong competition in the corporate and premium residential segments in respect of several types of services. In the corporate segment, there is strong competition in both voice services (local and long distance) and data transmission, resulting in greater retention costs to maintain client relationships. We also face fierce competition in IT services from multinational companies with considerable experience in this business.
Our main competitors in the corporate fixed telephony line segment are Oi, Intelig and Embratel, a subsidiary of Telmex Internacional. In the high-income residential service segment, we compete for long-distance customers with Embratel and for broadband customers with cable TV providers, mainly NET Serviços de Comunicação S.A. The niche operator owned by Vivendi, GVT, started operating in the state of São Paulo in 2010. For the local voice and high-income segments, we also face increasing competition from mobile operators. To defend ourselves from increasing competition, focusing on improving our broadband products we offer bundled services that include voice, broadband and pay TV, and we are increasing the access speed offered to our clients. In addition, we are improving our market segmentation and developing more competitive products intended to defend our client base from our competitors’ product offerings and to defend our market share.
In the low-income fixed local telephony segment, we face less direct competition due to the low profitability of this market. The most significant competition is from pre-pay mobile telecommunications providers.
Telesp had an estimated market share in the fixed telephony market in the State of São Paulo of approximately 72.7% at December 31, 2010 based on the number of fixed telephony accesses, down from approximately 74.4% at December 31, 2009.
Brazil mobile business — Brasilcel (Vivo)
With 203.1 million mobile accesses, Brazil ranked first in Latin America in terms of number of mobile accesses at December 31, 2010. At December 31, 2010, Brazil had an estimated mobile market penetration rate of 104.7% compared to 90.5% at December 31, 2009.
Since September 2010, Telefónica has control of VIVO, after acquiring the stake in Brasilcel owned by Portugal Telecom. The licensed areas of Brasilcel include 20 states in Brazil with an aggregate population of approximately 194 million people, while VIVO is the leading operator in its area of operation, with a 29.7% market share.
Vivo’s customer base, in terms of number of accesses, increased 16.5% to 60.3 million accesses at December 31, 2010 from 51.7 million accesses at December 31, 2009. Of these, 12.6 million were contract accesses. The primary factors contributing to this growth include new mobile broadband accesses, the wide range of handsets available, Vivo’s leadership in terms of brand and distribution chain, ongoing marketing campaigns for pre-pay traffic and an improved capacity to attract contract accesses with the Vivo Voçe plans launched at the end of 2009.

These plans, which are customized plans that allow customers to choose the mix of services with bonus free voice minutes, messaging, or mobile Internet access. Vivo Voçe also helped to increase customer loyalty by encouraging increased minute consumption and maintaining the perception on the market of Vivo’s lower prices than its competitors. These plans are divided into different categories depending on the number of minutes included as well as additional upgrade features, such as extra SMS, extra minutes of long distance calls and extra MMS, with the improvement of being able to choose two of these upgrades instead of one as in the previous plans and a 3G Internet upgrade option added.

	Year ended December 31
	2008	2009	2010
Traffic (million of minutes)	40,547	52,134	77,463
ARPU (in euros)	11.2	9.9	11.0
Traffic is defined as minutes used by the Company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in; MVNOs; interconnection of third parties and other business lines) is excluded. Traffic volume is not rounded.
Traffic carried in 2010 increased 48.6% to 77,463 million minutes compared to 52,134 million minutes in 2009 due to the characteristics of the promotion that Vivo offered in 2010, focusing on pre-pay and control segments (available minimum consumption, which upon full use require a prepaid recharge to be made).
ARPU was 11.0 euros in 2010 compared to 9.9 euros in 2009 (a decrease of 6.0% in local currency), reflecting the increased proportion of “SIM only” accesses and the strong growth in customer base.
Regarding marketing, Brasilcel actively manages its distribution channels, which consisted of approximately 11,834 points of sale at December 31, 2010. Also, pre-pay customers have access to a wide range of “recharge” points. Credit recharges can also be made by electronic transfers through the commercial banking network. At December 31, 2010, approximately 21.0% of Brasilcel’s customer base consisted of contract accesses and the remaining 79.0% were pre-pay accesses. Contract accesses growth was driven by customer acquisition and retention campaigns focused on high-value customers, with an emphasis on the Vivo Voçe plans and the mobile internet offer.
In terms of competition, Vivo was the leading mobile operator in Brazil in terms of number of accesses at December 31, 2010. The growth of the Brazilian market has been considerable during recent years and has been accompanied by an increase in competition due to the introduction of new competitors in the regions in which Vivo operates. Vivo’s major competitors are subsidiaries of TIM Brasil (a subsidiary of Telecom Italia), Claro (a subsidiary of America Móvil) and Oi.
Vivo’s market share in terms of mobile accesses in the Brazilian mobile markets in which it operates was 29.7% at December 31, 2010, similar to at December 31, 2009.
Regarding network and technology, the licenses granted to the companies integrated under the Vivo brand allow operations over the WCDMA, GSM, CDMA, CDMA 1XRTT, CDMA EVDO and TDMA systems. Vivo offers both analog and digital services in the bands of 800 MHz, 1900 MHz and 2100 MHz. In 2010 migration from the CDMA to the GSM network continued, taking Vivo’s GSM customer base at December 31, 2010 to 49.6 million accesses, 82.3% of its total customer base.

Venezuela
Venezuelan mobile business — Telcel, S.A. — Telcel
The following table presents, at the dates indicated, selected statistical data relating to our operations in Venezuela:

	At December 31
	2008	2009	2010
	(in thousands)
Total mobile accesses	10,584.0	10,531.4	9,514.7
Pre-pay accesses	9,970.7	9,891.1	8,740.3
Fixed wireless accesses	1,312.8	1,214.3	966.2
Pay TV accesses	8.5	62.8	69.3

Total accesses	11,905.3	11,808.5	10,550.2

The mobile penetration rate in Venezuela stood at an estimated 101% at December 31, 2010, an increase of 0.3 percentage points from December 31, 2009.
Telefónica Latin America operates in Venezuela through Telcel, S.A., or Telcel, whose accesses decreased 10.7% to 10.5 million accesses at December 31, 2010 from 11.8 million accesses at December 31, 2009, mainly due to intense competition.

	Year ended December 31
	2008	2009	2010
Traffic (million of minutes)	14,993	14,951	14,195
ARPU (in euros)	16.9	21.2	14.3
Traffic carried in 2010 decreased 5.1% to 14,195 million minutes from 14,951 million minutes in 2009, due primarily to lower pre-pay accesses.
ARPU for 2010 was 14.3 euros compared to 21.2 euros in 2009 (an increase of 26.3% in local currency and excluding the consideration of Venezuela as a hyperinflationary economy), reflecting the increased proportion of contract accesses in the customer base and the continued growth in data revenues.
Regarding marketing, in Venezuela, we use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market our products. At December 31, 2010, 8% of our mobile accesses in Venezuela were contract accesses, while approximately 92% were pre-pay.
In 2010, Telefónica Móviles Venezuela reinforced its position as a leading company in the data business for developing new, innovative products and services.
In terms of competition, the major competitors in the Venezuela mobile business are Movilnet and Digitel. Movilnet is a mobile services communication provider owned by the public operator CANTV. Movilnet currently uses CDMA and GSM technologies. Digitel is a mobile communications provider that uses GSM technology and focuses its strategy on mobile internet services based on 3G.
Telefónica’s estimated share in the Venezuelan mobile market, in terms of mobile accesses, was 32.7% at December 31, 2010.

Argentina
The following table presents, at the dates indicated, selected statistical data relating to our operations in Argentina:

	At December 31
	2008	2009	2010
	(in thousands)
Fixed telephony accesses	4,603.1	4,607.7	4,621.5
Fixed wireless accesses	22.4	36.2	35.5
Internet and data accesses	1,284.3	1,351.0	1,505.4
Narrowband accesses	182.8	112.7	65.7
Broadband accesses	1,082.0	1,238.3	1,439.7
Other accesses	19.5
Mobile accesses	14,829.6	15,931.9	16,148.9
Pre-pay accesses	9,687.6	10,736.8	10,370.4
Final clients accesses	20,717.0	21,890.7	22,275.8

Wholesale accesses	10.0	9.3	13

Total accesses	20,726.9	21,900.0	22,288.8

Telefónica Latin America managed a total of 22.3 million accesses in Argentina at December 31, 2010, an increase of 1.8% from December 31, 2009. This increase was underpinned by growth in mobile accesses, which increased by 1.4% to 16.1 million accesses at December 31, 2010 from 15.9 million accesses at December 31, 2009, and in the number of fixed broadband accesses, which increased by 16.3% to 1.4 million accesses at December 31, 2010 from 1.2 million accesses at December 31, 2009.
Argentina fixed business — Telefónica de Argentina, S.A.
Telefónica Latin America conducts its Argentine fixed business through Telefónica de Argentina, S.A., or Telefónica de Argentina, the leading provider of fixed telephony services in Argentina in 2010 based on number of accesses, according to information provided by its competitors and regulatory authorities.
Telefónica de Argentina’s accesses increased 2.9% to 6.1 million accesses at December 31, 2010 from 6.0 million accesses at December 31, 2009. This modest growth was primarily driven by a 16.3% increase in broadband accesses to 1.4 million accesses at December 31, 2010 from 1.2 million accesses at December 31, 2009. The growth in broadband accesses was accompanied by a slight increase in fixed telephony accesses of 0.3% to 4.6 million accesses at December 31, 2010.
Regarding marketing, in Argentina, Telefónica de Argentina uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its fixed telephony products and services. Telefónica de Argentina continued answering customers’ needs through the development of its broadband business and by providing them new value-added services. Telefónica de Argentina also focused its product strategy on bundles, like flat-rate plans (tarifa plana). In 2010, we continued commercializing long distance flat-rate plans. The flat-rate plan was primarily sold with the bundling of broadband access together with a local traffic plan. At December 31, 2010 approximately 72% of the broadband customer base subscribed to broadband through a bundled package.
In terms of competition, Telefónica de Argentina is the incumbent provider of fixed telephony services in the southern region of Argentina. However, other licensees currently providing local telephony services include Telecom Argentina, S.A., Telecentro. Claro, a mobile phone company owned by America Móvil, also competes in the fixed telephony market.
Telefónica de Argentina is using its expanded fiber-optic network in the northern region of Argentina to carry long-distance traffic and a multiservice network to provide local service in the three most important cities in the northern region of Argentina where Telecom Argentina, S.A. is the incumbent provider. Telefónica de Argentina expanded and improved its network capacity by the construction of fixed wireless networks and the activation of new lines.
Telefónica de Argentina also competes with Grupo Clarín, a company with growing broadband and pay TV businesses as a result of the merger of its affiliate Cablevisión with Multicanal in 2007.

Telefónica had an estimated market share in the Argentine fixed telephony market of approximately 47.1% at December 31, 2010 based on number of fixed telephony accesses, down from approximately 47.8% at December 31, 2009.
Regarding network, Telefónica de Argentina invested in 2010 to develop its broadband access business through ADSL technology, increasing the network coverage and capacity.
Argentina mobile business — Telefónica Móviles Argentina, S.A.
The Argentine mobile market continued to grow in 2010, with an increase in its penetration to 128.6% at December 31, 2010, from 120.3% at December 31, 2009, based on number of mobile accesses.
Telefónica Latin America conducts its Argentine mobile business through Telefónica Móviles Argentina, S.A., or Telefónica Móviles Argentina, whose accesses increased 1.4% to 16.1 million accesses at December 31, 2010 from 15.9 million accesses at December 31, 2009. Telefónica Móviles Argentina also increased its number of contract accesses by 11.2% to 5.8 million accesses at December 31, 2010 from 5.2 million accesses at December 31, 2009.

	Year ended December 31
	2008	2009	2010
Traffic (million of minutes)	12,941	15,562	17,550
ARPU (in euros)	8.7	8.6	9.2
Traffic reached 17,550 million minutes in 2010, an increase of 12.8% compared to 15,562 million minutes in 2009, mainly driven by the growth in on-net traffic.
ARPU was 9.2 euros in 2010 compared to 8.6 euros in 2009 (an increase of 6.7% in local currency), due mainly to higher unit voice company and the increasing data usage.
Regarding marketing, in Argentina, Telefónica Móviles Argentina uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its products. At December 31, 2010, approximately 35.8% of our accesses in Argentina were contract accesses. During 2010, Telefónica Móviles Argentina continued to pursue its objective of leading the 3G mobile data market, which should enable it to leverage future revenue growth by capturing the greatest share of the data market possible, and continuing to drive traditional customer revenue growth through greater levels of traditional consumption.
In terms of competition, we currently have three competitors in the Argentine market for mobile communications services, each of which provides services on a nationwide basis: Telecom Personal, which is controlled by Telecom Italia through Telecom Argentina, Claro, controlled by América Móvil; and Nextel, owned by NII Holdings Inc.
Telefónica Móviles Argentina’s estimated market share in the Argentine mobile market in terms of mobile accesses was approximately 31% at December 31, 2010, down from approximately 33.0% at December 31, 2009.
With respect to network and technology, in Argentina we operate on digital networks based upon GSM and UMTS technology. At December 31, 2010, GSM accesses represented 96.7% of Telefónica Móviles Argentina’s accesses. Also, Telefónica Móviles Argentina developed its mobile broadband business through UMTS technology, increasing coverage.

Chile
The following table presents, at the dates indicated, selected statistical data relating to our operations in Chile:

	At December 31
	2008	2009	2010
	(in thousands)
Fixed telephony accesses	2,121.0	2,028.0	1,939.3
Internet and data accesses	743.8	807.2	836.0
Narrowband accesses	18.7	15.9	6.6
Broadband accesses	716.6	783.2	821.5
Other accesses	8.6	8.1	7.9
Mobile accesses	6,875.0	7,524.7	8,794.0
Pre-pay accesses	4,956.0	5,435.9	6,179.3
Pay TV accesses	263.0	285.1	341.2

Final clients accesses	10,002.7	10,645.0	11,910.5

Wholesale accesses	11.5	8.9	5.3

Total accesses	10,014.3	10,653.8	11,915.8

At December 31, 2010 Telefónica Latin America managed a total of 11.9 million accesses in Chile, 11.8% more than at December 31, 2009, underpinned by growth in mobile accesses, which increased by 16.9% to 8.8 million accesses at December 31, 2010 from 7.5 million accesses at December 31, 2009. Growth was also driven by a 4.9% increase in final clients broadband accesses to 0.8 million accesses at December 31, 2010, and a 19.7% increase in pay TV accesses to 0.3 million accesses at December 31, 2010. Fixed telephony accesses decreased 4.4% to 1.9 million accesses at December 31, 2010 from 2.0 million accesses at December 31, 2009.
Chilean fixed business — Telefónica Chile, S.A.
Telefónica Latin America conducts its Chilean fixed business through Telefónica Chile, S.A., or Telefónica Chile (formerly Compañía de Telecomunicaciones de Chile, or CTC Chile), the leading fixed line telecommunications operator in Chile based on number of accesses, according to information provided by its competitors and regulatory authorities.
Telefónica Chile’s accesses decreased by 0.2% to 3.1 million accesses at December 31, 2010. Telefónica Chile’s fixed telephony accesses decreased by 4.4% from December 31, 2009 to 1.9 million accesses at December 31, 2010. Broadband and pay TV accesses continued to grow in 2010, and Telefónica Chile managed 821 thousand broadband accesses at December 31, 2010 compared to 783 thousand at December 31, 2009.
Telefónica Chile’s pay TV business grew to 0.3 million accesses at December 31, 2010. Telefónica Chile established itself as the third pay TV operator in Chile, by number of accesses.
Regarding marketing, Telefónica Chile launched bundled broadband and voice services to satisfy our customers’ demand. Additionally double and triple play bundles represented one of the drivers of revenue growth. The integration of the fixed and mobile businesses also led to the bundling of the services of both businesses, enabling us to market a greater range of products permitting customers to combine packages to meet their needs.
The customer service model developed by Telefónica Chile features the following:
•	personal customer service lines for purchasing any type of product and service and handling customer queries;

•	Telefónica stores (Tiendas Telefónica) where customers can test and buy products marketed by Telefónica;

•	Telefónica’s “virtual” store, accessible by Internet, which offers customers the ability to order and purchase online the majority of services and products offered by Telefónica; and

•
a sophisticated customer service system for corporate clients, ranging from a telephone help line for small and medium-sized businesses to the assignment of sales managers to address the needs of larger corporate clients.

From October 25, 2009, all fixed and/or mobile businesses products and services are marketed under the brand Movistar, formerly used exclusively by the mobile business.
In terms of competition, VTR is our principal competitor in the Chilean fixed telephony market.
Telefónica Chile’s estimated market share at December 31, 2010 was as follows:
•	45.7% of retail broadband accesses, down from approximately 47.1% at December 31, 2009;

•	fixed telephony accesses market share amounted to approximately 57.7% of retail fixed telephony accesses, down from approximately 58.4% at December 31, 2009; and

•	pay TV market share amounted to approximately 17.6% of the market by number of pay TV accesses, up from approximately 16.6% at December 31, 2009.
Regarding network and technology, Telefónica Chile made improvements on its network to support broadband and TV accesses growth, while updating it, as to be ready for the development of the VDSL, fiber optic, or FTTX access network.
Chilean mobile business — Telefónica Móviles Chile, S.A.
The mobile penetration rate in Chile stood at an estimated 125.8% at December 31, 2010, an increase of 20.2 percentage points from December 31, 2009, compared with an estimated 105.6% at December 31, 2009.
Telefónica Latin America conducts its Chilean mobile business through Telefónica Móviles Chile, S.A., or Telefónica Móviles Chile, whose customer base increased 16.9% to 8.8 million accesses at December 31, 2010. The number of contract accesses rose by 25.2% to 2.6 million accesses at December 31, 2010 from 2.1 million accesses at December 31, 2009.

	Year ended December 31
	2008	2009	2010
Traffic (million of minutes)	9,703	10,521	11,791
ARPU (in euros)	12.3	10.7	12.1
Traffic carried in 2010 increased 12.1% to 11,791 million minutes at December 31, 2010 from 10,521 million minutes at December 31, 2009, mainly driven by outgoing traffic, primarily on-net.
ARPU was 12.1 euros in 2010 compared to 10.7 euros in 2009 (a decrease of 1.8% in local currency). The decrease in local currency was largely due to the reduction of tariffs as a consequence of the regulatory decree on interconnection rates, which came into effect on January 23, 2009 for mobile termination (a 3% decrease every January for the next three years).
Regarding marketing, in Chile, Telefónica Móviles offered promotional campaigns associated with recharge and prepaid sales while developing mobile broadband service.
In terms of competition, we currently have three primary competitors in the Chilean market for mobile telephony, each of which provides services on a nationwide basis: Entel, Claro and Nextel.
Telefónica Móviles Chile’s estimated market share in the Chilean mobile sector in terms of mobile accesses was approximately 41.4% at December 31, 2010, down from 42.8% at December 31, 2009.
With respect to network and technology, in Chile, Telefónica Móviles Chile operates with GSM and 3G networks, launched in December 2007.

Mexico
Mexican mobile business — Telefónica Móviles México, S.A. de C.V.
The following table presents, at the dates indicated, selected statistical data relating to our operations in Mexico:

	At December 31
	2008	2009	2010
	(in thousands)
Total mobile accesses	15,330.6	17,400.5	19,661.6
Pre-pay accesses	14,432.4	16,328.3	18,061.3
Fixed wireless accesses	133.6	334.3	565.5

Total accesses	15,464.2	17,734.8	20,227.1

The mobile penetration rate in Mexico was approximately 82.3% at December 31, 2010 an increase of 7 percentage points from December 31, 2009.
Telefónica Móviles México, S.A. de C.V.’s, or Telefónica Móviles México’s, customer base increased 14.1% to 20.2 million accesses at December 31, 2010 from 17.7 million accesses at December 31, 2009. This increase was mainly the result of a 10.6% increase in pre-pay accesses in 2010 compared to 2009. At December 31, 2010, approximately 91.9% of our mobile customers in Mexico were pre-pay accesses while 8.1% were contract accesses.

	Year ended December 31
	2008	2009	2010
Traffic (million of minutes)	22,431	23,186	23,232
ARPU (in euros)	8.2	6.9	6.9
Traffic carried in 2010 was virtually stable from 2009 (+0.2% year-on-year), affected by the introduction of a 3% special production and service tax, the 1% increase in VAT, which was passed on directly to the consumer, and changes in the Company’s commercial offer made in the first half of the year. In all, ARPU decreased by 10.8% in 2010 in local currency.
Regarding marketing, in Mexico, we use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market our products and services.
Telefónica Móviles México’s offer was completed with the “Prepago 1.18” plan in the pre-pay segment, based on a price-per-call offer, which aims to boost our competitiveness without reducing the profitability of our customers.
In terms of competition, Telefónica Móviles México is the second largest mobile operator in Mexico based on the number of mobile accesses, and competes with various mobile operators at the national level. Telefónica Móviles México’s principal competitor is Telcel, a subsidiary of América Móvil. Other significant competitors are Nextel and Iusacell.
Telefónica Móviles México’s estimated market share in the Mexican mobile market in terms of mobile accesses was approximately 21.6% at December 31, 2010, an improvement from approximately 20.8% at December 31, 2009.
Regarding networks, Telefónica Móviles México has 100% of its accesses on its GSM network. Also, Telefónica Móviles México provides UMTS services.

Peru
The following table presents, at the dates indicated, selected statistical data relating to our operations in Peru:

	At December 31
	2008	2009	2010
	(in thousands)
Fixed telephony accesses	2,986.5	2,971.2	2,871.2
Fixed wireless accesses	485.5	582.7	537.8
Internet and data accesses	728.9	800.6	885.4
Narrowband accesses	17.7	16.9	15.4
Broadband accesses	698.4	768.0	850.8
Other accesses	12.8	15.6	19.2
Mobile accesses	10,612.7	11,458.2	12,507.1
Pre-pay accesses	9,575.2	10,214.2	10,104.4
Pay TV accesses	654.5	686.3	690.6

Final clients accesses	14,982.6	15,916.3	16,954.3

Wholesale accesses	0.4	0.5	0.5

Total accesses	14,983.0	15,916.8	16,954.8

At December 31, 2010, Telefónica Latin America had 17.0 million accesses in Peru, which represents an increase of 6.5% from December 31, 2009. This growth in accesses was primarily driven by a 9.2% increase in mobile accesses from December 31, 2009 to 12.5 million mobile accesses at December 31, 2010, mostly in the contract segment.
Peruvian fixed business — Telefónica del Perú, S.A.A.
Telefónica Latin America conducts its Peruvian fixed telephony business through Telefónica del Perú, S.A.A., or Telefónica del Perú, which at December 31, 2010 was the leading fixed line telecommunications operator in Peru based on number of fixed telephony accesses.
Telefónica del Perú had total accesses of 4.4 million at December 31, 2010, a decrease of 0.2% from December 31, 2009, due primarily to the decrease in fixed wireless telephony accesses. Fixed telephony accesses decreased 3.4% from December 31, 2009 to 2.9 million accesses at December 31, 2010. Broadband accesses grew by 10.8% from December 31, 2009 to 0.9 million accesses at December 31, 2010.
Regarding marketing, Telefónica del Perú’s commercial strategy is based on achieving and maintaining high levels of market penetration by offering customized services to different customer segments, with marketing campaigns focused on maintaining customer loyalty and increasing the options available to potential customers. The primary products offered by Telefónica del Perú include fixed telephony, broadband, pay TV, data and IT services.
Telefónica del Perú focuses its commercial strategy on penetration through its offers and new product launches targeting each market segment, commercializing Duos and Trios and leveraging on its customer retention campaign.
In terms of competition, Telmex and Americatel (now operating under the Claro brand), Telefónica del Perú’s two primary competitors, focused on offering bundled products (local and long distance telephony together with broadband and pay TV).
Telefónica had an estimated market share in the Peruvian fixed telephony market of approximately 89.9% at December 31, 2010, based on number of fixed telephony accesses, down from approximately 93.8% at December 31, 2009.
Regarding network, in 2010 Telefónica del Peru continued to develop ADSL technology, increasing coverage and speed of the broadband business.
Peruvian mobile business — Telefónica Móviles Perú, S.A.C.
The estimated Peruvian mobile penetration rate reached 66.7% approximately at December 31, 2010, an increase of 2 percentage points compared to December 31, 2009.

Telefónica Latin America conducts its Peruvian mobile business through Telefónica Móviles Perú, S.A.C., or Telefónica Móviles Perú, whose customer base increased 9.2% from December 31, 2009 to 12.5 million accesses at December 31, 2010. This increase was primarily driven by a 93.1% increase in the number of contract accesses from December 31, 2009 to December 31, 2010.

	Year ended December 31
	2008	2009	2010
Traffic (million of minutes)	10,039	11,460	13,662
ARPU (in euros)	6.0	5.5	6.2
Traffic carried in 2010 increased 19.2% to 13,662 million minutes compared to 11,460 million minutes in 2009, primarily due to on-net traffic, in line with the strategy of offering better tariffs to this type of traffic as a benefit from belonging to the largest mobile network of the country.
ARPU was 6.2 euros in 2010 compared to 5.5 euros in 2009 (an increase of 0.3% in local currency), as a consequence of reductions in both contract and pre-pay tariffs.
Telefónica Móviles Perú uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its products. At December 31, 2010, approximately 80.8% of Telefónica Móviles Perú’s mobile accesses were pre-pay accesses, while approximately 19.2% were contract accesses.
In May 2009, it started to commercialize mobile broadband and in September 2009 push to talk (this service allows instant communications from a mobile device). Since November 2009, pre-pay commercial offer was changed, focusing on evolving from massive to focused on each of the pre-pay clusters (defined by recharge frequency & money spent) in order to avoid revenues cannibalization.
Thus, in 2010, mobile business growth was driven by contract customers, primarily thanks to increased sales of data plans and migrations from pre-pay to contract. For pre-pay customers, the Group shifted from conducting mass campaigns to campaigns focusing on their behavior through the Descubre tu Promo campaign, which offers free minutes, free weekend calls, text messages, etc.
In terms of competition, Telefónica Móviles Perú currently has two primary competitors in the Peruvian market for mobile telephony services: Claro, owned by América Móvil, and Nextel Perú.
Telefónica’s estimated market share in the Peruvian mobile market in terms of mobile accesses was approximately 63.4% at December 31, 2010, up from approximately 62.9% at December 31, 2009.
With respect to network and technology, at December 31, 2010 Telefónica Móviles Perú operated UMTS, GSM and CDMA technology. Its digital network is based upon the CDMA/CDMA 1XRTT standard. Telefónica Móviles Perú continued the migration to GSM technology, and at December 31, 2010, GSM accesses accounted for 93.8 % of its total customer base, which represents an increase of 0.4 percentage points from December 31, 2009.
Colombia
The following table presents, at the dates indicated, selected statistical data related to our operations in Colombia:

	At December 31
	2008	2009	2010
	(in thousands)
Fixed telephony accesses	2,299.2	1,639.8	1,586.9
Internet and data accesses	395.9	428.4	553.6
Narrowband accesses	0.3	5.9	5.6
Broadband accesses	393.9	420.3	548.0
Other accesses	1.7	2.2	0.0
Mobile accesses	9,963.1	8,964.6	10,004.5
Pre-pay accesses	8,327.3	7,203.2	7,679.1
Pay TV accesses	142.3	127.2	205.3

Final clients accesses	12,800.5	11,159.9	12,350.3

Wholesale accesses	2.9	3.3	3.3

Total accesses	12,803.4	11,163.2	12,353.6

Telefónica Latin America managed a total of 12.4 million accesses in Colombia at December 31, 2010, an increase of 10.7% from December 31, 2009.
This improvement was underpinned by an increase in mobile accesses, which rose 11.6% to 10.0 million at December 31, 2010 from 9.0 million accesses at December 31, 2009. This growth was also driven by a 30.4% increase in broadband accesses to 0.5 million and a 61.4% increase in pay TV accesses to 0.2 million at December 31, 2010. Fixed telephony accesses decreased 3.2% to 1.59 million accesses at December 31, 2010 from 1.64 million accesses at December 31, 2009.
Colombian fixed business — Colombia Telecomunicaciones, S.A. ESP
Telefónica Latin America conducts its Colombian fixed telephony business through Colombia Telecomunicaciones, S.A. ESP, or Colombia Telecom, which is present in approximately 1,000 municipalities in Colombia.
Colombia Telecom reached 2.3 million accesses at December 31, 2010, which represents an increase of 6.8% from 2.2 million accesses at December 31, 2009, primarily due to the increase of 30.4% in broadband accesses to 0.5 million at December 31, 2010 from 0.4 million accesses at December 31, 2009. Fixed telephony accesses decreased 3.2% from December 31, 2009 to 1.59 million at December 31, 2010.
Colombia Telecom also launched a pay TV product using satellite technology at the beginning of 2007, allowing it to begin offering Trio bundles (voice, broadband and pay TV). As of December 31, 2010, Colombia Telecom had 0.2 million pay TV accesses, a 61.4% increase compared to December 31, 2009.
Regarding marketing in Colombia, Colombia Telecom uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its products. Additionally, Colombia Telecom is currently pursuing a strategy to increase market penetration by restructuring distribution and communication channels, and by offering bundled products such as “Trio Telefónica”. Also, it restructured the commercial offer to strengthen the quality and quantity of television channels and improving broadband capability.
In terms of competition, Colombia Telecom’s principal competitors in the Colombian market are Telmex and ETB.
Colombia Telecom had an estimated market share in the Colombian fixed telephony market of approximately 22.3% at December 31, 2010 based on number of fixed telephony accesses, down from approximately 22.4% at December 31, 2009.
Regarding network and technology, Colombia Telecom continued expanding and upgrading the network to support a broader range of product and services in 2010.
Colombian mobile business — Telefónica Móviles Colombia, S.A.
At December 31, 2010 the Colombian mobile market had an estimated penetration rate of 98.3%, an increase of 5.4 percentage points from December 31, 2009.
Telefónica Latin America conducts its Colombian mobile business through Telefónica Móviles Colombia, S.A., or Telefónica Móviles Colombia, whose customer base increased by 11.6% from December 31, 2009 to 10.0 million accesses at December 31, 2010. At December 31, 2010, approximately 23.2% of our mobile accesses in Colombia were contract accesses, compared to 19.6% at December 31, 2009.

	Year ended December 31
	2008	2009	2010
Traffic (million of minutes)	13,568	13,665	16,226
ARPU (in euros)	6.8	5.9	7.2
Traffic carried in 2010 increased 18.7% to 16,226 million minutes compared to 2009.

ARPU was 7.2 euros in 2010 compared to 5.9 euros in 2009 (an increase of 2.0% in local currency).
Regarding marketing, Telefónica Móviles Colombia uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its products.
In terms of competition, Telefónica Móviles Colombia currently has two primary competitors in the Colombian market for mobile communications services: Comcel, which is owned by América Móvil, and Colombia Móvil, which operates under the brand “Tigo” and is owned by Millicom.
Telefónica Móviles Colombia’s estimated market share in the Colombian mobile market in terms of mobile accesses was approximately 22.4% at December 31, 2010, up from approximately 21.3% at December 31, 2009.
Regarding network, TDMA was switched off during 2008 and the CDMA network was switched off in 2010. The UMTS network continued to experience an increase in terms of coverage by installing nine new GSM sites and additional sites installed to boost the coverage of Colombian municipalities.

INFORMATION BY BUSINESS LINE
Telefónica Europe
Telefónica Europe’s principal activities are the provision of fixed and mobile telephony services, Internet and data services in the United Kingdom, Germany and the Czech Republic, mobile telecommunications, Internet and data services in Ireland, mobile telephony services in Slovakia, and pay TV in Czech Republic.
In January 2010, Telefónica Europe acquired Jajah, a telecommunications services innovator.
In February 2010, Telefónica Europe, through Telefónica O2 Germany, acquired HanseNet, which provides fixed telephony, internet, broadband and pay TV services in Germany.
In June 2010, Manx Telecom was sold.
The following table presents, at the dates indicated, selected statistical data relating to our operations in Europe:

	At December 31
	2008	2009	2010
	(in thousands)
Fixed telephony accesses (1)	1,952.7	1,827.5	3,672.4
Internet and data accesses	1,354.5	1,754.7	4,496.4
Narrowband accesses	163.4	137.3	503.2
Broadband accesses	1,158.7	1,589.1	3,964.9
Other accesses	32.4	28.3	28.3
Mobile accesses (2)	41,401.8	44,095.0	46,675.5
Pay TV accesses	114.5	137.6	206.4

Final clients accesses	44,823.5	47,814.9	55,050.6

Wholesale accesses	1,237.9	1,425.2	1,247.7

Total accesses	46,061.4	49,240.1	56,298.3

(1)	Includes VOIP and naked ADSL accesses.

(2)
As of 1 January 2008, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses, and therefore, of total accesses, have been revised, including machine to machine accesses. In addition, the accounting criteria for prepaid access in the Czech Republic and Slovakia have been modified to align them, changing from 13 months (registered) to three months (active).

Telefónica Europe’s total accesses increased 14.3% to 56.3 million accesses at December 31, 2010 from 49.2 million accesses at December 31, 2009. This increase was driven by the inclusion of accesses from HanseNet to Telefónica Europe’s accesses. Total accesses at December 31, 2010 included 46.7 million mobile accesses, 3.7 million fixed telephony accesses, 4.5 million Internet and data accesses and 0.2 million pay TV accesses. Additionally, it included 1.2 million ADSL wholesale accesses.
Telefónica Europe’s revenues increased 12.7% to 15,255 million euros in 2010 from 13,533 million euros in 2009 driven by growth in accesses and an increase in the average pound sterling to euro exchange rate. Also driving revenues were the acquisitions of HanseNet and Jajah, which contributed 807 million euros, although this was partially offset by the reductions in mobile termination rates (MTRs), which affected both revenues and expenses.
•
Revenues derived from Telefónica O2 UK increased 10.6% to 7,201 million euros in 2010 from 6,512 million euros in 2009 (an increase of 6.5% in local currency). The local currency increase in revenue was primarily driven by an increase in Telefónica O2 UK’s customer base and partially offset by a decrease in ARPU.

•
Revenues derived from Telefónica O2 Germany increased 28.9% to 4,826 million euros in 2010 from 3,746 million euros in 2009. The positive revenues performance was mainly the result of the acquisition of HanseNet and the increase in the customer base, but was adversely impacted by lower MTRs.

•
Revenues derived from Telefónica O2 Czech Republic, including Slovakia operations, decreased by 2.8% to 2,197 million euros in 2010 from 2,260 million euros in 2009. Slovakia continued to grow mobile revenues (by 50.5% increase) while Czech revenues decreased (by 8.7% in local currency respectively) due to MTR cuts, customers optimizing usage and lower government spending on IT services.

•
Revenues derived from Telefónica O2 Ireland decreased 6.3% to 848 million euros in 2010 compared to 905 million euros in 2009. The decrease was mainly the result of lower customer usage, increased market competition in the pre-pay segment and lower MTRs.

Regarding expenses, Telefónica Europe’s total expenses increased 16.8% to 11,512 million euros in 2010 from 9,857 million euros in 2009. This increase was partially due to operating expenses related to the consolidation of HanseNet and the impact of non-recurrent restructuring costs derived from the restructuring of workforces begun at the end of 2010.
•
Supplies increased 7.4% to 6,648 million euros in 2010 from 6,189 million euros in 2009, mainly due to the inclusion of HanseNet and the increase of the pound sterling to euro exchange rate over the period, offset by the impact of lower MTRs.

•
Personnel expenses increased 24.6% to 1,625 million euros in 2010 from 1,304 million euros in 2009, mainly due to non-recurrent restructuring costs, derived primarily from the restructuring of the workforces at Telefónica O2 UK and Telefónica O2 Germany.

•	Other expenses increased 37% to 3,239 million euros in 2010 from 2,364 million euros in 2009 due to the inclusion of HanseNet and the increase of the pound sterling to euro exchange rate.
As a result of the foregoing, Telefónica Europe’s OIBDA increased 2.6% to 4,014 million euros in 2010 from 3,910 million euros in 2009.
•	OIBDA in Telefónica O2 UK increased 9% to 1,830 million euros in 2010 from 1,680 million euros in 2009 (an increase of 4.9% in local currency).
•	OIBDA in Telefónica O2 Germany increased 2.8% to 944 million euros in 2010 from 918 million euros in 2009.
•	OIBDA in Telefónica O2 Czech Republic, including Slovakia operations, decreased 9.5% to 953 million euros in 2010 from 1,053 million euros in 2009.
•	OIBDA in Telefónica O2 Ireland decreased 9% to 275 million euros in 2010 from 302 million euros in 2009.
Telefónica Europe’s depreciation and amortization increased 6.7% to 3,091 million euros in 2010 from 2,895 million euros in 2009. This is mainly due to the increase of the average pound sterling to euro exchange rate, as well as the acquisition of HanseNet.
As a result of the foregoing, Telefónica Europe’s operating income decreased 9.1% to 923 million euros in 2010 from 1,015 million euros in 2009.
UK — Telefónica O2 UK
The following tables present, at the dates or for the periods indicated, selected statistical data relating to our operations in the United Kingdom:

	At December 31
	2008	2009	2010
	(in thousands)
Internet and data accesses	340.9	591.5	671.6
Broadband accesses	340.9	591.5	671.6
Mobile accesses (1)	20,274.7	21,299.3	22,211.5
Pre-pay accesses	11,862.5	11,740.3	11,712.3

Final clients accesses	20,615.6	21,890.8	22,883.1

Total accesses	20,615.6	21,890.8	22,883.1

(1)
As of 1 January 2008, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses, and therefore, of total accesses, have been revised, including machine to machine accesses.

	Year ended December 31
	2008	2009	2010
MOU (minutes)	207	n.a.	n.a.
Traffic (million of minutes)	46,585	53,856	58,143
ARPU (in euros)	29.0	24.7	25.1
Traffic is defined as minutes used by the Company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in; MVNOs; interconnection of third parties and other business lines) is excluded. Traffic volume is not rounded.
In order to avoid the distortion on MoU of the strong growth of mobile devices which mostly use data services (M2M and mobile broadband devices), the Company has decided to publish the traffic evolution in absolute terms.
The estimated mobile penetration rate in the United Kingdom was 130% at December 31, 2010, compared to 126% at December 31, 2009.
Total accesses increased 4.5% to 22.9 million accesses at December 31, 2010 compared to 21.9 million accesses at December 31, 2009 (excluding the Tesco mobile customer base, which is the result of a joint venture in which Telefónica O2 UK holds a 50% stake and whose customers use the Telefónica O2 UK network). Telefónica O2 UK, Telefónica Europe’s operating company in the United Kingdom, had total net mobile additions of 0.9 million accesses in 2010, 11% less than its net additions in 2009.
Telefónica O2 UK added 0.9 million mobile contract accesses in 2010, bringing the total at December 31, 2010 to 10.5 million mobile contract accesses, an increase of 9.8% from December 31, 2009. Pre-pay mobile accesses decreased from 11.74 million accesses from December 31, 2009 to 11.71 million accesses at December 31, 2010. At December 31, 2010 mobile contract accesses made up 47.3% of Telefónica O2 UK’s mobile customer base, compared to 44.9% at December 31, 2009. At December 31, 2010 Telefónica O2 UK had 0.7 million broadband accesses compared to 0.6 million broadband accesses at December 31, 2009.
Contract ARPU decreased to 40.6 euros in 2010 from 40.8 euros in 2009 (a decrease of 4.2% in local currency). Pre-pay ARPU decreased to 11.8 euros in 2010 from 12.3 euros in 2009 (a decrease of 8.2% in local currency). ARPU was 25.1 euros in 2010 up from 24.7 euros in 2009 (a decrease of 2.1% in local currency). The decrease in local currency ARPU was caused by the impact of lower MTRs. Traffic carried in 2010 increased 8% to 58,143 million minutes compared to 53,856 million minutes in 2009.
Regarding marketing, in the United Kingdom, we use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail, internet advertising and sponsorship to market Telefónica O2 UK’s products and services.
In 2010, Telefónica O2 UK continued its focus on high-value customers across various segments and offered a wide range of Smartphones such as the iPhone 4 and a range of android devices, in addition to mobile and fixed broadband representing one of the key drivers of revenue growth in 2010.
In terms of competition, Telefónica O2 UK’s estimated market share based on the number of mobile accesses increased compared with 26.2% at December 31, 2009,
In addition to Telefónica O2 UK, other network operators in the UK mobile telecommunications market are: Vodafone UK, a subsidiary of Vodafone plc, EverythingEverywhere, a joint venture between T-Mobile UK, a subsidiary of Deutsche Telecom, and Orange, owner of France Telecom, and 3, owned by Hutchison Whampoa. MVNOs operating in the UK market include Virgin Mobile and Talk-Talk, owned by Virgin Media and The Carphone Warehouse Group respectively, which respectively use the T-Mobile UK and Vodafone network, and Tesco Mobile, a joint venture in which Telefónica O2 UK holds a 50% stake, and which uses the Telefónica O2 UK network.

Since December 31, 2009, Telefónica O2 UK also provides the network infrastructure for LycaMobile, a Mobile Virtual Network Operator (MVNO) that pays Telefónica O2 UK to use its network.
With respect to network and technology, Telefónica O2 UK’s digital network in the United Kingdom is based upon the GSM/UMTS standard. The prevalence of the GSM standard, together with Telefónica O2 UK’s international roaming agreements, enables Telefónica O2 UK’s customers to make and receive calls in more than 200 countries worldwide.
Germany — Telefónica O2 Germany
The following tables present, at the dates or for the periods indicated, selected statistical data relating to our operations in Germany (numbers for 2010 include HanseNet):

	At December 31
	2008	2009	2010
	(in thousands)
Fixed telephony accesses (1)			1,916.4
Internet and data accesses	214.8	285.1	2,914.7
Narrowband accesses			385.7
Broadband accesses	214.8	285.1	2,529.1
Mobile accesses	14,198.5	15,507.4	17,049.2
Pre-pay accesses	7,231.5	7,807.0	8,795.2

Pay TV accesses			77.2

Final clients accesses	14,413.3	15,792.5	21,957.5

Wholesale accesses	1,128.4	1,316.8	1,116.5

Total accesses	15,541.7	17,109.3	23,074.0

	Year ended December 31
	2008	2009	2010
MOU (minutes)	138	n.a.	n.a.
Traffic (million of minutes)	22,313	23,257	25,543
ARPU (in euros)	17.4	15.6	14.8
The estimated mobile penetration rate in Germany decreased to 129% at September 30, 2010, a decrease of 1.1 percentage points compared to the penetration rate at December 31, 2009.
Telefónica O2 Germany’s total customer base increased by 6.0 million accesses from December 31, 2009 to 23.1 million accesses at December 31, 2010, due to the acquisition of HanseNet. Telefónica O2 Germany’s joint venture with Tchibo Mobile was responsible for 0.1 million of this increase in accesses from December 31, 2009 to 1.5 million accesses at December 31, 2010, while Telefónica O2 Germany’s “Fonic” low-cost brand added 0.5 million accesses from December 31, 2009, giving it a customer base of 1.8 million accesses at December 31, 2010.
Telefónica O2 Germany had net adds of 0.6 million mobile contract accesses and 1.0 million mobile pre-pay accesses in 2010, bringing the contract and pre-pay customer base at December 31, 2010 to 8.3 million accesses and 8.8 million accesses respectively.
At December 31, 2010 Telefónica O2 Germany had a customer base of 2.5 million broadband accesses. Telefónica O2 Germany reported 1.1 million ULL lines at December 31, 2010, a decrease of 15.2% from 1.3 million ULL lines at December 31, 2009. The decrease in ULL lines was due to eliminations following the consolidation of HanseNet.
In 2010, Telefónica O2 Germany added 1.9 million fixed, 0.4 million narrowband and 0.1 million pay TV accesses, thanks to the acquisition of HanseNet.
ARPU continued to decline in 2010, decreasing 5.5% to 14.8 euros in 2010 from 15.6 euros in 2009, mainly as a result of the cut in MTRs (cumulative reduction of 62% in the two years up to December 2010). Contract ARPU decreased 8.8% to 23.8 euros in 2010 from 26.1 euros in 2009. Pre-pay ARPU increased 7.8% to 6.1 euros in 2010 from 5.7 euros in 2009. Traffic carried in 2010 increased 9.8% to 25,543 million minutes compared to 23,257 million minutes in 2009.

Regarding marketing, during 2010 O2 Germany added the iPhone to its commercial offer. In addition, Telefónica O2 Germany unveiled its “O2 Blue” rate specifically targeted at Smartphone users, a simple and affordable rate aimed at the growth of this market segment.
In terms of competition, Telefónica O2 Germany increased its estimated share of the mobile market, based on mobile accesses, by 1 percentage point from 14.6% at December 31, 2009.
In Germany, O2 competes primarily with three other communications in the German market for mobile telecommunications. These are Vodafone Germany, which is owned by Vodafone plc., T-Mobile, a subsidiary of Deutsche Telecom AG, and E-Plus, which is owned by KPN. Telefónica O2 Germany also competes with several MVNOs, Cable & DSL operators.
With respect to network and technology, Telefónica O2 Germany’s digital network in Germany is based upon the GSM/UMTS standard. The purchase of the LTE spectrum license for 1,379 million euros will enable Telefónica O2 Germany to provide mobile services of future generations. The prevalence of the GSM standard, together with Telefónica O2 Germany’s international roaming agreements, enables Telefónica O2 Germany customers to make and receive calls in more than 200 countries worldwide.
Czech Republic and Slovakia — Telefónica O2 Czech Republic and Telefónica O2 Slovakia
Telefónica Europe provides fixed, mobile telephony and pay TV services in the Czech Republic and mobile telephony services in Slovakia, where it launched operations during the first quarter of 2007.
The following tables present, at the dates or for the periods indicated, selected statistical data relating to our operations in the Czech Republic (data excludes Slovakia):

	At December 31
	2008	2009	2010
	(in thousands)
Fixed telephony accesses (1)	1,893.4	1,770.6	1,669.2
Internet and data accesses	779.5	848.7	898.8
Narrowband accesses	163.4	137.6	117.5
Broadband accesses	583.7	683.1	753.0
Other accesses	32.4	28.3	28.3
Mobile accesses	4,802.1	4,944.6	4,838.6
Pre-pay accesses (2)	2,282.8	2,130.2	1,975.0
Pay TV accesses	114.5	137.6	129.2

Final clients accesses	7,589.5	7,701.5	7,535.8

Wholesale accesses	109.5	108.4	131.2

Total accesses	7,698.9	7,810.0	7,667.0

(1)	Includes VOIP and naked ADSL accesses.

(2)	In addition, the accounting criteria for prepaid access in the Czech Republic and Slovakia were modified to align them, changing from 13 months (registered) to three months (active).

	Year ended December 31
	2008	2009	2010
MOU (minutes)	121	n.a.	n.a.
Traffic (million of minutes)	7,420	8,232	8,790
ARPU (in euros)	22.8	19.3	18.5
The estimated mobile penetration rate in the Czech Republic based on registered customers increased to 134.8% at December 31, 2010, 0.5 percentage points higher than the penetration rate at December 31, 2009.

Telefónica O2 Czech Republic’s fixed telephony accesses decreased by 5.7% to 1.7 million accesses at December 31, 2010 from 1.8 million accesses at December 31, 2009, mainly due to competition.
Telefónica O2 Czech Republic’s broadband accesses increased 10.2% compared to December 31, 2009 to 0.8 million accesses at December 31, 2010. This increase is primarily as a result of demand for these services in the Czech Republic. Meanwhile, the IPTV customer base decreased 6.1% to 0.1 million accesses at December 31, 2010.
Telefónica O2 Czech Republic’s mobile accesses decreased 2.1% to 4.8 million accesses at December 31, 2010, from 4.9 million accesses at December 31, 2009. Contract accesses accounted for 59.2% of these accesses at December 31, 2010, up from 56.9% at December 31, 2009. The number of pre-pay accesses decreased 7.3%, to 2.0 million accesses at December 31, 2010 from 2.1 million accesses at December 31, 2009.
ARPU decreased to 18.5 euros in 2010 from 19.3 euros in 2009 (a decrease of 8.1% in local currency). Pre-pay ARPU decreased to 8.1 euros in 2010 from 8.5 euros in 2009 (a decrease of 7.8% in local currency), primarily due to customers optimizing their tariffs and calling patterns. Contract ARPU decreased to 26.1 euros in 2010 from 28.2 euros in 2009 (a decrease of 11.4% in local currency), primarily due to MTR cuts and customers optimizing their spending. Traffic carried in 2010 increased 6.8% to 8,790 million minutes compared to 8,232 million minutes in 2009.
Regarding marketing, during 2010 the dominant mobile proposition of Telefónica O2 Czech Republic remained the “O2 Neon tariffs”, a contract tariff with attractive prices. The increase in the fixed broadband customer base and stable churn in the fixed telephony business drove commercial momentum in 2010 despite the adverse economic environment.
Telefónica O2 Czech Republic had an estimated mobile market share of approximately 38.5% at December 31, 2010 compared to approximately 39.2% at December 31, 2009, based on number of mobile accesses.
In terms of competition, there are currently two other primary competitors in the Czech Republic mobile telecommunications market, Vodafone Czech Republic, which is owned by Vodafone plc, and T-Mobile, which is part of Deutsche Telecom AG.
The fixed telephony market in the Czech Republic consists of six large operators and a number of other smaller providers. In voice the major competitors are U:fon, UPC and other cable operators which also provide integrated voice, Internet and pay TV offers. Internet service is offered by all major mobile operators as well as a large volume of WiFi providers. Pay TV is dominated by a number of cable and satellite companies, the biggest being UPC.
In respect to network and technology, Telefónica O2 Czech Republic’s digital network in the Czech Republic is based upon the GSM/UMTS standard. The prevalence of the GSM standard, together with Telefónica O2 Czech Republic’s international roaming agreements, enables its customers to make and receive calls in more than 200 countries worldwide.
Slovakia
At December 31, 2010, Telefónica O2 Slovakia’s total number of mobile accesses amounted to 0.9 million accesses, an increase of 59.2% compared to December 31, 2009. Contract accesses accounted for 38.0% of these accesses at December 31, 2010 compared to 35.4% at December 31, 2009. Throughout 2010 Telefónica O2 Slovakia continued with the “O2 Fér” plan, a simple tariff which unifies pre-pay and contract rates and offers SIM-only products without a handset subsidy.

Ireland — Telefónica O2 Ireland
The following tables present, at the dates or for the periods indicated, selected statistical data relating to our operations in Ireland:

	At December 31
	2008	2009	2010
	(in thousands)
Total mobile accesses	1,727.7	1,714.3	1,695.8
Pre-pay accesses	1,084.6	1,022.5	966.5

	Year ended December 31
	2008	2009	2010
MOU (minutes)	245	n.a.	n.a.
Traffic (million of minutes)	4,867	4,672	4,732
ARPU (in euros)	43.2	39.6	37.0
The estimated mobile penetration rate in Ireland increased to 121% at December 31, 2010, 2 percentage points higher than the penetration rate at December 31, 2009.
Telefónica O2 Ireland had net losses of 18 thousand mobile accesses in 2010. Telefónica O2 Ireland’s customer base, in terms of total accesses, decreased 1.1% from December 31, 2009 to 1.7 million mobile accesses at December 31, 2010.
Telefónica O2 Ireland had net adds of 38 thousand contract accesses in its mobile business in 2010, a decrease of 22.7% on December 31, 2009.
ARPU decreased by 6.6% in 2010 to 37.0 euros from 39.6 euros in 2009. Contract ARPU decreased 11.6% to 54.7 euros in 2010 from 62.0 euros in 2009. Pre-pay ARPU decreased by 4.5% in 2010 to 24.3 euros in 2010 from 25.5 euros in 2009. The decreases in ARPU were mainly due to the customers cutting their spending. Traffic carried in 2010 increased 1.3% to 4,732 million minutes compared to 4,672 million minutes in 2009.
Regarding marketing, in 2010, while Telefónica O2 Ireland’s performance was affected by the adverse economic environment, stiff competition and lower MTRs, it still managed to grow the contract segment and offer its customers the best user experience.
In terms of competition, there are currently three other primary competitors in the Irish mobile telecommunications market: Vodafone Ireland, which is part of Vodafone plc, Meteor, which is part of Eircom, and 3 Ireland, which is part of Hutchison Whampoa.
Telefónica O2 Ireland’s share of the Irish mobile market based on number of mobile accesses increased from approximately 31.9% at December 31, 2009.
With respect to network and technology, Telefónica O2 Ireland’s digital network in Ireland is based upon the GSM/UMTS standard. The prevalence of the GSM standard, together with Telefónica O2 Ireland’s international roaming agreements, enables Telefónica O2 Ireland customers to make and receive calls in more than 200 countries worldwide.

INFORMATION BY BUSINESS LINE
Other companies
Atento — Call Center Business
Atento is a global BPO CRM company (Business Process Outsourcing focusing on Customer Relationship Management) offering a wide range of services and solutions aimed at managing companies’ relations with customer throughout their life cycle. As well as offering customer services, Atento provides back-office services, technical support, credit and collection management, and tailor-made solutions for the various business segments it serves.
During 2010, Atento continued to diversify its client base, serving companies in the telecoms, financial, consumer and energy sectors, as well as public institutions. At December 31, 2010, Atento operated more than 100 contact centers and had 151,896 contact center personnel in 17 countries on three continents, including Europe (Spain and Czech Republic), Latin America and the United States and North Africa (Morocco).
Atento’s revenues increased by 25.9% to 1,663 million euros in 2010 from 1,321 million euros in 2009. The increase in revenues in 2010 was primarily driven by an increase in the activity of its customer base, such as Telefónica and BBVA, and the rest of its customers. In 2010, revenues were also boosted by a favorable foreign exchange-rate effect and, in Venezuela, by the country’s consideration as a hyperinflationary country.
Atento’s expenses increased 26.2% to 1,475 million euros in 2010 from 1,169 million euros in 2009 primarily due to the increase in non-recurring restructuring costs, derived primarily from the restructuring of workforces and, to a lesser extent, the increase in structural costs from the leasing of capacity associated with revenues.
As a result of the foregoing, Atento’s OIBDA rose by 23.3% to 190 million euros in 2010 from 154 million euros in 2009, due to higher business volume.
Lastly, Atento’s operating income increased 19.2% to 145 million euros in 2010 from 122 million euros in 2009.

RESEARCH, DEVELOPMENT AND INNOVATION
Telefónica continues to be firmly committed to technological innovation as a core means to generating sustainable competitive advantages, anticipating market trends and the differentiation of our products. By introducing new technologies and developing new products and business processes, we seek to become a more effective, efficient and customer-oriented Group.
In this respect, we cannot rely solely on acquired technology to differentiate our products from those of our competitors and to improve our market positioning. It is also important to encourage research and development initiatives in an effort to achieve the desired level of differentiation and to foster other innovation activities.
The Group’s R&D policy is designed to:
• develop new products and services in order to win market share;
• boost customer loyalty;
• drive revenue growth;
• enhance innovation management;
• improve business practices; and
• increase the quality of our infrastructure services to improve customer service and reduce costs.
Telefónica is developing an open innovation model for the management of technological innovation to boost the dynamism and efficiency of our research and development activities and the development of commercial products and services.
Open innovation initiatives driving this model include the creation of a venture capital fund, collaborative agreements with technology partners, involvement in business collaboration forums, etc. The model also promotes the use of knowledge developed at technology centers, universities and start-ups, and encourages creating value from know-how acquired internally through the active commercialization, where appropriate, of the industrial and intellectual property created.
In 2010, the technological innovation projects undertaken were focused on profitable innovation, process efficiency, creation of new revenue streams, customer satisfaction, consolidation of new markets and technological leadership.
Our technological innovation activities are a key part of Telefónica’s strategy of creating value through the possibilities presented by new technologies: mobile broadband, fiber optics, etc.
In 2010, projects were undertaken to promote greater access to information technology, new services focused on new internet business models, advanced user interfaces, mobile television and other broadband services. These initiatives, among others, were built on the basis of rapid identification of emerging technologies that could have a relevant impact on our businesses, and the testing of these technologies in new services, applications and platform prototypes.
A significant part of our R&D activities are carried out by Telefónica Investigación y Desarrollo S.A.U., or Telefónica I+D, S.A., a wholly-owned subsidiary, which only focuses on providing solutions to the various lines of business.

Telefónica I+D’s research and development activities in 2010 focused on certain areas:
• Natural P2P communication of the future, using the Internet, Web 2.0 and smartphones.
• Video and multimedia services (combining text, audio, images and video) offering a user experience in all connected devices.
• Advanced solutions in emerging ITC business such as remote healthcare monitoring, and remote patient support or monitoring.
• M2M service management associated with energy efficiency and mobility.
• Cloud computing that makes intensive use of resources available on the Web to publish, commercialize and distribute applications.
• Analysis of how users employ communications technologies to identify service and business model opportunities (marketing campaigns, target marketing and tailor-made contextual services, reduced churn, cross selling, etc.)
• Development of network and services in a new global infrastructure shared by all business lines to cut operating and maintenance costs, providing greater capacity, explosion of mobile data, video content, and shift from an object-based Internet to a people-based Internet.
In 2010, 38.23% of Telefónica I+D’s activity was performed for Telefónica in Spain, 27.04% for companies in Latin America, 21.1% for Telefónica, S.A. (primarily the Corporate Innovation Program, including medium to long-term projects between two or more business units), 10.52% for Telefónica Europe and the remaining 3.11% for other customers of Telefónica I+D.
At December 31, 2010, Telefónica I + D had 635 employees. During 2010, over 500 companies and 160 universities were involved in projects performed by Telefónica I+D as part of the aforementioned open innovation model. Many of these collaborative projects were partially financed by public programs designed to promote R&D implemented by various public bodies: the European Union, the Spanish government, regional governments, etc.
Research and development costs at Telefónica amounted to 797 million, 693 million and 668 million euros in 2010, 2009 and 2008, respectively, representing 1.3%, 1.2% and 1.2% of consolidated revenue in these three years, respectively. These figures were calculated using guidelines of the Organisation for Economic Co-operation and Development (OECD). Using these guidelines and other international standards, there are R&D costs that, due to the length of projects and/or accounting classifications, are not included in their entirety in the consolidated statement of financial position.
Telefónica registered 74 patents in 2010, of which 43 were registered with the Spanish patent office and 31 with patent offices in the European Union, the US and with other international patent offices.

FINANCING
The main financing transactions made in the bonds market in 2010 are as follows:
•
Telefónica Emisiones, S.A.U., under its European Medium Term Note Program guaranteed by Telefónica, S.A. (“EMTN”), issued debt instruments for an aggregate amount of 2,865 million euros equivalent, with the following features:

			Currency of
Issue date	Maturity date	Principal amount	issue	Coupon
03-24-10	03-24-15	1,400,000,000	EUR	3.406%
09-19-10	09-18-17	1,000,000,000	EUR	3.661%
10-08-10	10-08-29	400,000,000	GBP	5.445%
•
Telefónica Emisiones, S.A.U., under its debt issue program registered with the United States Securities Exchange Commission (SEC), guaranteed by Telefónica, S.A., issued debt instruments for an aggregate amount of 3,500 million US dollars (equivalent to approximately 2,620 million euros), with the following features:

			Currency of
Issue date	Maturity date	Principal amount	issue	Coupon
04-26-10	04-26-13	1,200,000,000	USD	2.582%
04-26-10	04-27-15	900,000,000	USD	3.729%
04-26-10	04-27-20	1,400,000,000	USD	5.134%
•
Telefónica Finanzas México, S.A. de C.V., under its ”Certificados Bursátiles” issue program registered with the Mexican National Banking and Securities Commission (CNBV), guaranteed by Telefónica, S.A. issued ”Certificados Bursátiles” for an aggregate amount of 6,000 million Mexican pesos (equivalent to approximately 364 million euros) with the following features:

			Currency of
Issue date	Maturity date	Principal amount	issue	Coupon
07-19-10	07-06-20	2,000,000,000	MXN	8.070%
07-19-10	07-14-14	4,000,000,000	MXN	TIIE28 + 55bps
•
On November 9, 2010, Telefónica Móviles Chile, S.A. issued five-year bonds in an aggregate principal amount of 300 million US dollars (equivalent to approximately 225 million euros) with a coupon of 2.875%.

The main financing transactions made in the banking market in 2010 are as follows:
•
On February 12, 2010, Telefónica, S.A. entered into a long-term credit facility for an aggregate amount of 472 million US dollars at fixed rates with the guaranty of the Swedish Export Credits Guarantee Board (EKN) for equipment and network purchases from a supplier in this country. This credit facility is divided into three tranches: a tranche of 232 million US dollars maturing on November 30, 2018, another of 164 million US dollars maturing on April 30, 2019, and a third of 76 million US dollars maturing on November 30, 2019. At December 31, 2010, there was no outstanding principal amount drawn on this credit facility.

•
On July 28, 2010, Telefónica, S.A. entered into a syndicated credit facility with several national and international financial entities for an aggregate amount of up to 8,000 million euros. The credit facility is divided into two tranches: the first, a three-year loan facility in an aggregate amount of up to 5,000 million euros and a second, a five-year revolving credit facility, in an aggregate amount of up to 3,000 million euros. At December 31, 2010, the outstanding principal amount of this credit facility was 6,000 million euros.

RATING AGENCIES

Short-term
Rating agency	Long-term debt	debt	Outlook	Date of latest review
Standard & Poor’s	A-	A -2	Negative	August 6, 2010
Moody’s	Baa1	P-2	Stable	July 29, 2010
JCR	A	—	Stable	December 17, 2008
Fitch	A-	F-2	Stable	November 25, 2008
At December 31, 2010, Telefónica, S.A.’s long-term debt was rated “A-/stable outlook” by Fitch, “A/stable outlook” by JCR, “Baa1/stable outlook” by Moody’s and “A-/negative outlook” by Standard & Poor’s. The most recent confirmation of these ratings were released by Moody’s on November 24, 2010; by Standard and Poor’s, on August 6, 2010; by Fitch on July 29, 2010; and by JCR on December 25, 2009.
The main changes in Telefónica, S.A.’s long-term credit ratings and outlook were as follows:
•	On July 29, 2010, Moody’s affirmed Telefónica, S.A.’s long-term Baa1 rating and changed the outlook to “Baa1/stable” from “Baa1/positive”.

•
On June 8, 2010, Standard & Poor’s put Telefónica’s rating on CreditWatch, with negative implications. Subsequently, on August 6, 2010 Standard & Poor’s removed the company from CreditWatch and confirmed Telefónica, S.A.’s long-term debt rating, changing the outlook to “A-/negative outlook” from “A-/stable outlook”.

•	On December 17, 2008, Japanese rating agency JCR upgraded its credit rating for Telefónica, S.A. to “A/stable outlook” from “A-“.

•	On November 25, 2008, Fitch upgraded its rating from “BBB+/positive outlook” to “A-/stable outlook”.

TRANSACTIONS WITH TREASURY SHARES
At December 31, 2010, 2009 and 2008, Telefónica Group companies held the following shares in the Telefónica, S.A. parent company:

		Euros per share		Market Value
		Acquisition	Trading	Millions of
	No. of shares	price	price	euros	%
Treasury shares at 12/31/10	55,204,942	17.01	16.97	937	1.20957%
Treasury shares at 12/31/09	6,329,530	16.81	19.52	124	0.13868%
Treasury shares at 12/31/08	125,561,011	16.68	15.85	1,990	2.66867%
Telefónica S.A. owns the treasury shares in the Group, except 16,896 shares that are held by Telefónica Móviles Argentina, S.A.
In 2008, 2009 and 2010, the following transactions involving treasury shares were carried out:

No. of shares
Treasury shares at 12/31/07	64,471,368

Acquisitions	129,658,402
Disposals	(68,759)
Share cancellation	(68,500,000)

Treasury shares at 12/31/08	125,561,011

Acquisitions	65,809,222
Exchange of Telefónica, S.A. shares for China Unicom shares	(40,730,735)
Employee share option plan	(3,309,968)
Share cancellation	(141,000,000)

Treasury shares at 12/31/09	6,329,530

Acquisitions	52,650,000
Disposals	(810,151)
Employee share option plan	(2,964,437)

Treasury shares at 12/31/10	55,204,942

The amount paid to acquire treasury shares in 2010 was 897 million euros (1,005 million euros and 2,225 million euros in 2009 and 2008, respectively).
At December 31, 2010 and 2009, the Group held call options on 160 million and 150 million treasury shares, respectively, and at December 31, 2008, put options on 6 million treasury shares.
The Company also has a derivative financial instrument on 25.64 million Telefónica shares, subject to net settlement.

RISKS AND UNCERTAINTIES FACING THE COMPANY
The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The risks described below are the most significant.
Group related risks
• Country risk (investments in Latin America). At December 31, 2010, approximately 50.6% of the Group’s assets were located in Latin America. In addition, around 42.9% of its revenues from operations for 2010 were derived from its Latin American operations. The Group’s investments and operations in Latin America (including the revenues generated by the Group’s operations in these countries, their market value, and the dividends and payments of management fees) are subject to various risks linked to the economic, political and social conditions of these countries, including risks related to the following:
•
government regulation or administrative polices may change unexpectedly and negatively affect the economic conditions or business environment in which it operates, and, therefore, our interests in such countries;

•	currencies may be devalued or may depreciate or currency restrictions and other restraints on transfer of funds may be imposed;

•
the effects of inflation and/or local currency devaluation may lead certain subsidiaries to a negative equity situation, requiring them to undertake a mandatory recapitalization or commence dissolution proceedings;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies;

•	governments may impose burdensome taxes or tariffs;

•	political changes may lead to changes in the economic conditions and business environment in which we operate; and

•	economic downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries.
In addition, the Telefónica Group’s operations are dependent, in many cases, on concessions and other agreements with existing governments in the countries in which it operates. These concessions, including their renewals, may be affected by economic and political instability, altering the terms and conditions under which it operates in these countries.
• Management of foreign currency and interest rate risk. The Telefónica Group’s business is exposed to various types of market risks, including the impact of changes in interest rates or foreign currency exchange rates, as well as the impact of changes of counterparty credit risk in treasury operations or in some structured financed transactions entered into. The Telefónica Group employs risk management strategies to manage this risk, in part through the use of financial derivatives, such as foreign currency forwards, currency swap agreements and interest rate swap agreements. If the financial derivatives market is not sufficiently liquid for the Group’s risk management purposes, or if it cannot enter into arrangements of the type and for the amounts necessary to limit the exposure to currency exchange-rate and interest-rate fluctuations, or if banking counterparties fail to deliver on their commitments due to lack of solvency or otherwise, such failure could adversely affect the financial position, results of operations and cash flow. Also, Telefónica’s other risk management strategies may not be successful, which could adversely affect the financial position, results of operations and cash flow. Finally, if the rating of counterparties in treasury investments or in structured financed transactions deteriorates significantly or if these counterparties fail to meet their obligations to the Company, the Telefónica Group may suffer loss of value in its investments, incur in unexpected losses and/or assume additional financial obligations under these transactions. Such failure could adversely affect the Telefónica Group’s financial position, results of operations and cash flow.

• Current global economic situation. The Telefónica Group’s business is impacted by general economic conditions and other similar factors in each of the countries in which it operates. The current adverse global economic situation and uncertainty about the economic recovery may negatively affect the level of demand of existing and prospective customers, as customers may no longer deem critical the services offered by the Group. Other factors that could influence customer demand include access to credit, unemployment rates, consumer confidence and other macroeconomic factors. Specifically, in this respect the continuation of recession in Spain, according to the forecasts contained in the Spanish economic ministry’s Stability Program for 2009-2013, could have an adverse effect on the Telefónica Group’s results in Spain.
In addition, there could be other possible follow-on effects from the economic crisis on the Group’s business, including insolvency of key customers or suppliers. In general terms, a loss of customers or a decline in sales could have an adverse effect on the Telefónica Group’s financial position, results of operations and cash flow and may therefore negatively affect the ability to meet growth targets.
• Dependence on external sources of financing. The performance, expansion and improvement of networks, the development and distribution of the Telefónica Group’s services and products require a substantial amount of financing. Moreover, the Telefónica Group’s liquidity and capital resource requirements may increase if the Company participates in other fixed line or wireless license award processes or makes acquisitions. There are also other major capital recourse requirements relating to, among other things, the development of distribution channels in new countries of operations and the development and implementation of new technologies.
If the ability to generate cash flow were to decrease, whether due to the ongoing economic and financial crisis or otherwise, the Telefónica Group may need to incur additional debt or raise other forms of capital to support liquidity and recourses requirements for the sustained development and expansion of the business.
The performance of the financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the speed of the economic recovery, the health of the international banking system, the increasing concerns regarding the burgeoning deficits of some governments, etc. Worsening conditions in international financial markets due to any of these factors may make it more difficult and expensive for the Telefónica Group to refinance its debt or take on additional debt if necessary.
In addition, the capacity to raise capital in the international capital markets would be impaired if Telefónica’s credit ratings were downgraded, whether due to decreases in cash flow or otherwise. Further, current market conditions make it more challenging to renew unused bilateral credit facilities.
The current financial crisis could also make it more difficult and costly for the Company’s current shareholders to launch rights issues or ask key investors for equity investments, even if further funds were needed for the Company to pursue its business plans.
Risks related to our industry
• Highly competitive markets. The Telefónica Group faces significant competition in all of the markets in which it operates. Therefore, it is subject to the effects of actions by competitors in these markets. These competitors could:
•	offer lower prices, more attractive discount plans or better services or features;

•	develop and deploy more rapidly new or improved technologies, services and products;

•	launch bundle offerings of one type of service with others;
•	in the case of the mobile industry, subsidize handset procurement; or
•	expand and extend their networks more rapidly.
Furthermore, some of these competitors in certain markets have, and some potential competitors may enjoy, in certain markets, competitive advantages, including the following:
•	greater brand name recognition;
•	greater financial, technical, marketing and other resources;
•	dominant position or significant market power;
•	better strategic alliances;
•	larger customer bases; and
•	well-established relationships with current and potential customers.
To compete effectively with these competitors, the Telefónica Group needs to successfully market its products and services and to anticipate and respond to various competitive factors affecting the relevant markets, such as the introduction of new products and services by its competitors, pricing strategies adopted by its competitors, changes in consumer preferences and in general economic, political and social conditions. The Telefónica Group’s inability to effectively compete could result in price reductions, lower revenues, under-utilization of the Group’s services, reduced operating margins and loss of market share. Any of these circumstances could negatively affect the Telefónica Group’s financial position, results of operations and cash flow.
• Highly regulated markets. As a multinational telecommunications company that operates in regulated markets, the Telefónica Group is subject to different laws and regulations in each of the jurisdictions in which it provides services and in which supranational (e.g. the European Union), national, state, regional local authorities intervene to varying degrees and as appropriate.
This regulation is particularly strict in some of the countries in which the Company holds a dominant position. In this respect, the regulatory authorities regularly intervene in both the wholesale and retail offering and pricing of the Telefónica Group’s products and services.
Furthermore, the regulatory authorities could also adopt regulations or take other actions that could adversely affect the Telefónica Group, including revocation of or failure to renew any of its licenses, changes in the spectrum allocation or the grant of new licenses, authorizations or concessions to competitors to offer services in a particular market. They could also adopt, among others, measures or additional requirements to reduce roaming prices and fixed and/or mobile termination rates, force Telefónica to provide third-party access to its networks and impose economic fines for serious breaches. Such regulatory actions or measures could place significant competitive and pricing pressure on the Group’s operations, and could have a material adverse effect on the Telefónica Group’s financial position, results of operations and cash flow.
In addition, since the Telefónica Group holds a leading market share in many of the countries where it operates, the Group could be affected by regulatory actions of antitrust or competition authorities. These authorities could prohibit certain actions, such as making further acquisitions or continuing to engage in particular practices or impose fines or other penalties on the Company, which, if significant, could result in loss of market share and/ or in harm to future growth of certain businesses.
Specifically, the regulatory landscape in Europe will change as a consequence of the recent approval of the European Union’s new common regulatory framework, which must be transposed into national law by Member States by May 2011. The regulatory principles established for Europe suggest that the new frameworks in each Member State could result in increased regulatory pressure on the local competitive environment.

This framework supports the adoption of measures by national regulators, in specific cases and under exceptional conditions, establishing the functional separation between the wholesale and retail businesses of operators with significant market power and vertically integrated operators, whereby they would be required to offer equal wholesale terms to third-part operators that acquire these products. The new framework is also likely to strengthen consumer protection, network integrity and data privacy measures. The Company may also face new regulatory initiatives in the area of mobile termination rates and the provision of audiovisual content and services.
In some European countries, the Telefónica Group may also face increased pressure from regulatory initiatives aimed at reallocating spectrum rights of use and changing the policies regarding spectrum allocation which could lead to new procedures for awarding spectrum in Europe.
Finally, the recommendation on the application of the European regulatory policy to next-generation broadband networks drawn up by the European Commission could play a key role in the incentives for operators to invest in net fixed broadband networks in the short and medium term, thus affecting the outlook for the business and competition in this market segment. The European Commission is currently drafting a recommendation on cost accounting and non-discrimination which could apply more regulatory pressure to fixed operators.
• Services are provided under licenses or concessions. Most of Telefónica’s operating companies require licenses, authorizations or concessions from the governmental authorities of the various countries. These licenses, authorizations and concessions specify the types of services Telefónica is permitted to offer under each circumstance.
The terms of licenses, authorizations and concessions are subject to review by regulatory authorities in each country and to possible interpretation, modification or termination by these authorities. Moreover, authorizations, licenses and concessions, as well as their renewal terms and conditions, may be directly affected by political and regulatory factors.
The terms of these licenses, authorization and concessions and the conditions of the renewals of such licenses, authorizations and concessions vary from country to country. Although license, authorization and concession renewal is not usually guaranteed, most licenses, authorizations and concessions do address the renewal process and terms, which is usually related to the fulfillment of the commitments that were assumed by the grantee. As licenses, authorizations and concessions approach the end of their terms, the Telefónica Group intends to pursue their renewal to the extent provided by the contractual conditions of said licenses, authorizations or concessions, though the Group cannot guarantee that it will always complete this process successfully.
Many of these licenses, authorizations and concessions are revocable for public interest reasons. The rules of some of the regulatory authorities with jurisdiction over the Telefónica Group’s operating companies require them to meet specified network build-out requirements and schedules. In particular, Telefónica’s existing licenses, authorizations and concessions typically require it to satisfy certain obligations, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines or revocation or forfeiture of the license, authorization or concession. In addition, the need to meet scheduled deadlines may require Telefónica Group operators to expend more resources than otherwise budgeted for a particular network build-out.
• Markets subject to constant technological development. The Telefónica Group’s future success depends, in part, on the ability to anticipate and adapt in a timely manner to technological changes. New products and technologies are constantly emerging, while existing products and services continue to develop. This need for constant technological innovation can render obsolete the products and services the Telefónica Group offers and the technology it uses, and may consequently reduce the revenue margins obtained and require investment in the development of new products, technology and services. In addition, the Company may be subject to competition in the future from other companies that are not subject to regulation as a result of the convergence of telecommunications technologies. As a result, it may be very expensive for the Telefónica Group to develop the products and technology it needs in order to continue to compete effectively with new or existing competitors. Such increased costs could adversely affect the Telefónica Group’s financial position, results of operations and cash flow.

The Telefónica Group must continue to upgrade its existing mobile and fixed line networks in a timely and satisfactory manner in order to retain and expand the customer base in each of its markets, to enhance its financial performance and to satisfy regulatory requirements. Among other things, the Telefónica Group could be required to upgrade the functionality of its networks to achieve greater service customization, to increase coverage of some of its markets, or expand and maintain customer service, network management and administrative systems.
Many of these tasks are not entirely under the Telefónica Group’s control and could be constrained by applicable regulation. If the Telefónica Group fails to execute these tasks efficiently, its services and products may become less attractive to new customers and the Company may lose existing customers to its competitors, which would adversely affect the Telefónica Group’s financial position, results of operations and cash flow.
• Limitations on spectrum capacity could curtail growth. Telefónica’s mobile operations in a number of countries may rely on the availability of spectrum. The Company’s failure to obtain sufficient or appropriate capacity and spectrum coverage, as well as the related cost of obtaining this capacity, could have an adverse impact on the quality of our services and on the Company’s ability to provide new services, adversely affecting its business, financial position, results of operations and cash flow.
• Supplier failures. The Telefónica Group depends upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Further, these suppliers may be adversely affected by current economic conditions. If these suppliers fail to deliver products and services on a timely basis, this could have an adverse impact on the Telefónica Group’s businesses and the results of its operations. Similarly, interruptions in the supply of telecommunications equipment for its networks could impede network development and expansion, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements.
• Risks associated with unforeseen network interruptions. Unanticipated network interruptions as a result of system failures whether accidental or otherwise, including due to network, hardware or software failures, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, fines or other types of measures imposed by regulatory authorities and could harm the Telefónica Group’s reputation. Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and building security. However, these measures are not effective under all circumstances and it is not possible to foresee every incident or action that could damage or interrupt the Telefónica Group’s networks. Although the Telefónica Group carries business interruption insurance, its insurance policy may not provide coverage in amounts sufficient to compensate it for any losses it may incur.
• Electromagnetic radio emissions and social awareness. Over the last few years, the debate about the alleged potential effects of radio frequency emissions on human health has hindered the deployment of the infrastructures necessary to ensure quality of service.
Institutions and organizations, such as the World Health Organization (WHO), have stated that exposure to radio frequency emissions generated by mobile telephony, within the limits established, has no adverse effects on health. In fact, a number of European countries, including Spain among others, have drawn up complete regulations reflecting the Recommendation of the Council of the European Union of July 12, 1999 on the limitation of exposure of the general public to electromagnetic fields. These add planning criteria for new networks, thus ensuring compliance with the limits on exposure to radio frequency emissions.

New studies and research are underway. Specifically, the WHO has announced that in 2011 it will issue new recommendations on this matter in its Environmental Health Criteria. Whether or not other research or studies conclude that radiofrequency emissions could have a negative impact on health, popular concerns about radio frequency emissions may discourage the use of mobile communication devices and may result in significant restrictions on both the location and operation of cell sites, either or both of which could have a detrimental impact on the Telefónica Group’s mobile companies and consequently on its financial position, results of operations and cash flow.
While the Telefónica Group is not currently aware of any evidence confirming a link between radio-frequency emissions and health problems and it continues to comply with good practices codes and relevant regulations, there can be no assurance of what future medical research may suggest.
• Risk of asset impairment. The Telefónica Group reviews on an annual basis, or more frequently where the circumstances require, the value of each of its assets and subsidiaries, to assess whether the carrying values of such assets and subsidiaries can be supported by the future cash flows expected, including, in some cases synergies included in acquisition cost. The current economic environment and its development in the short and medium term, as well as changes in the regulatory, business or political environment may result in the need to introduce impairment charges in its goodwill, intangible assets or fixed assets. Though the recognition of impairments of items of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the Telefónica Group’s results of operations.
Other risks
• Litigation and other legal proceedings. The Telefónica Group is party to lawsuits and other legal proceedings in the ordinary course of its business, the financial outcome of which is generally uncertain. Litigation and regulatory proceedings are inherently unpredictable. An adverse outcome in, or any settlement of, these or other proceedings (including any that may be asserted in the future) could result in significant costs and may have a material adverse effect on the Telefónica Group’s business, financial position, results of operations and cash flow.

TREND EVOLUTION
We are an integrated diversified telecommunications group that offers a wide range of services, mainly in Spain, Europe, and Latin America. Our activity is based upon providing fixed and mobile services, Internet and data, pay TV and value added services, among others. Our operations in 25 countries, managed through a regional organization geared towards certain businesses in global units, enable us to leverage our strong local positioning, as well as the advantages afforded by our scale, two features that have been reinforced by the opportunities arising from our holdings in and strategic alliances with China Unicom and Telecom Italia.
As a multinational telecommunications company that operates in regulated markets, we are subject to different laws and regulations in each of the jurisdictions in which we provide services. We can expect the regulatory landscape to continue changing in Europe as a consequence of the revised regulations resulting from the implementation of the review of the common regulatory framework currently in place in the European Union. In addition, we may also face pressure from regulatory initiatives in some European countries regarding tariffs, the reform of rights of spectrum use and allocation, issues related to the quality of service, and the regulatory treatment of new broadband infrastructure deployments.
We face intense competition in most of our markets, and we are therefore subject to the effects of actions taken by our competitors. The intensity of the competition may deepen, which could have an impact on tariff structures, consumption, market share and commercial activity and negatively affect the number of customers, revenues and profitability.
However, we are in a strong competitive position in most of the markets where we operate, enabling us to continue taking advantage of the growth opportunities that arise in these markets, such as by boosting both fixed and mobile broadband services and by furthering the development of services beyond connectivity, information technology services and related businesses. In this respect, we seek to lead the industry by anticipating trends in the new digital environment.
We will continue transforming our operating model to increase our operational efficiency and capture the synergies arising from our integrated approach to businesses, processes and technologies and will maintain a regional approach to tackle this transformation more efficiently. At the same time, we will remain strongly committed to technological innovation as a key tool for achieving sustainable competitive advantages, anticipating market trends and differentiating our products. We continually seek to become the benchmark for efficiency and customer orientation by introducing new technologies and developing new products and business processes.
In Spain, we will continue to intensify our commercial commitment to offering quality services, increasing the effectiveness of our sales channels and further improving the quality and features of our networks to increase customer satisfaction through targeted commercial offerings that ensure the best response to their communications’ needs. In this respect, we will continue to boost innovation to offer the best products and services, drive the mobile and fixed broadband growth and bundling services to provide the best integrated communications solution in the market. Efficiency will continue to play a very important role in all areas of management, both in commercial and operational areas, including systems, networks and processes. We will focus on our customers and their satisfaction, while continuing to remain committed to ensuring Telefónica Spain remains the best place to work.

In Latin America, our strategy is based on a regional model that captures growth and efficiency of scale without losing sight of the local management of the client. This position was further underpinned in the fourth quarter through the acquisition of the stake held by Portugal Telecom in Brasilcel. This has put us in a much stronger position in one of the main markets in the region: the Brazilian mobile market. The mobile business will continue to play a fundamental role as an engine of regional growth. That is why we will continue to improve the capacity and coverage of our networks, adapting our distribution channel to enhance the quality of our offerings both in voice and data in order to keep and attract high-value customers. Regarding the fixed telephony business, we will encourage the increase of broadband speed and extend the supply of bundled services. Meanwhile, we will further advance efficiency, in operational and commercial terms, and attempt to achieve further synergies by implementing global, regional and local projects.
In Europe, customers will remain at the center of our strategy and management priorities in the region in order to guarantee a high level of customer satisfaction with our services. With the objective of offering our customers the best value, we will boost the mobile and fixed broadband services, adding new products and services to our current services. In such a competitive market such as presently prevails, we will dedicate our efforts on reinforcing our market positioning. Another objective in coming years is to improve operating efficiency, for which we will roll out several local and regional initiatives.
In summary, in the context of intense competition and regulatory pressure on pricing, Telefónica will continue strengthening its business model to make it more efficient and capture the synergies arising from the integrated approach of businesses, processes and technologies, while focusing even more on the client.

EVENTS AFTER THE REPORTING PERIOD
The following events regarding the Telefónica Group took place between December 31, 2010 and the date of authorization for issue of the accompanying consolidated financial statements:
Financing
On February 7, 2011, Telefónica Emisiones, S.A.U. issued 1,200 million euros of bonds maturing on February 7, 2017 and guaranteed by Telefónica, S.A. as part of its European Medium Term Notes Program (“EMTN”) registered with the Financial Services Authority (FSA) in London on June 23, 2010.
On February 16, 2011, Telefónica Emisiones, S.A.U. issued notes in an aggregate principal amount of 2,750 million US dollars under its issuance program registered with the United States Securities and Exchange Commission (the “SEC”) on May 8, 2009. The notes are guaranteed by Telefónica, S.A. This issue entails two tranches: the first for 1,250 US dollars maturing on February 16, 2016 and the second for 1,500 million US dollars maturing on February 16, 2021.
Extension of the strategic partnership agreement with China Unicom
Expanding on the existing strategic alliance agreement, on January 23, 2011, Telefónica and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Alliance Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica will acquire through its subsidiary Telefónica Internacional, S.A.U. a number of China Unicom shares amounting to 500 million US dollars from third parties, within nine months from the agreement date.
Following the completion of the transaction, Telefónica will hold, through its subsidiary Telefónica Internacional, S.A.U., approximately 9.7% of China Unicom’s voting share capital, based on the share price in the moment of formalization of mentioned agreement of January 23, 2011, while China Unicom will own approximately 1.37% of Telefónica’s voting share capital. In recognition of China Unicom’s stake in Telefónica, the latter commits to proposing the appointment of a board member named by China Unicom in the next General Shareholders’ Meeting, in accordance with prevailing legislation and the Company’s Bylaws.
China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital.
Approval of the tender offer for shares of Vivo Participaçoes
On February 11, 2011, the Brazilian market regulator (C.V.M.) approved the tender offer made by Telefónica, S.A. to the holders of voting shares of Vivo Participaçoes, S.A.

DISCLOSURES REQUIRED UNDER ARTICLE 116 BIS OF THE SPANISH
SECURITIES MARKET LAW
The information required under Article 116.bis of the Spanish Securities Market Law is detailed below:
a.- Capital structure.
At December 31, 2010, the share capital of Telefónica was 4,563,996,485 euros, represented by 4,563,996,485 fully paid ordinary shares of a single series, par value of 1 euro each, all recorded under the book-entry system.
At that date they were admitted to trading on the Spanish electronic trading system (the “Continuous Markets”) where they form part of the Ibex 35 index, on the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York, London, Tokyo, Buenos Aires, Sao Paulo and Lima stock exchanges.
All shares are ordinary, of a single series and confer the same rights and obligations on their shareholders.
At the time of writing, there were no securities in issue that are convertible into Telefónica shares.
b.- Restrictions on the transfer of securities.
Nothing in the Company Bylaws imposes any restriction or limitation on the free transfer of Telefónica shares.
c.- Significant shareholdings.
The table below lists shareholders who, at December 31, 2010, to the best of the Company’s knowledge, had significant direct or indirect shareholdings in the Company as defined in Royal Decree 1362/2007 implementing the Spanish Securities Markets Law 24/1998 as it relates to the need for transparent information on issuers whose securities are listed for trading in an official secondary market or other regulated market of the European Union:

			Direct		Indirect
	Total		shareholding		holding
	%	Shares	%	Shares	%	Shares
BBVA (1)	6.279	286,574,224	6.273	286,317,371	0.006	256,853
la Caixa (2)	5.050	230,469,182	0.024	1,117,990	5.025	229,351,192
Blackrock, Inc. (3)	3.884	177,257,649	—	—	3.884	177,257,649

(1)	Based on the information contained in Banco Bilbao Vizcaya Argentaria, S.A.’s 2010 Annual Report on Corporate Governance at December 31, 2010.

(2)
Based on information provided by Caja de Ahorros y Pensiones de Barcelona, “la Caixa” as at December 31, 2010 for the 2010 Annual Report on Corporate Governance. The 5.025% indirect shareholding in Telefónica is owned by Criteria CaixaCorp, S.A.

(3)	According to notification sent to the Spanish national securities commission, the CNMV, dated February 4, 2010.
d.- Restrictions on voting rights.
According to Article 21 of the Company’s Bylaws, no shareholder can exercise votes in respect of more than 10 per cent of the total shares with voting rights outstanding at any time, irrespective of the number of shares they may own. This restriction on the maximum number of votes that each shareholder can cast refers solely to shares owned by the shareholder concerned and cast on their own behalf. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 per cent voting ceiling.

The 10 per cent limit described above also applies to the number of votes that can be cast either jointly or separately by two or more legal entity shareholders belonging to the same corporate group and to the number of votes that may be cast altogether by an individual or legal entity shareholder and any entity or entities that they directly or indirectly control and which are also shareholders.
e.- Agreements between shareholders.
In accordance with the provisions of 112, section 2 of the Securities Market Act 24/1988, of July 28, (currently replaced by the section 2 of the article 518 of the revised text of the Spanish Corporation Law approved by Royal Legislative Decree 1/2010, of July 2) on October 22, 2009, the Company notified the CNMV in writing that on September 6, 2009 it had entered into a mutual share exchange agreement between Telefónica and China Unicom (Hong Kong) Limited, whose clauses 8.3 and 9.2 are considered a shareholder agreement as per this article. By virtue of these clauses, Telefónica may not, while the strategic alliance agreement is in force, offer, issue or sell a significant number of its shares or any convertible security or security that confers the right to subscribe or acquire a significant number of shares of Telefónica, S.A. to any of the main competitors of China Unicom (Hong Kong) Limited. In addition, China Unicom (Hong Kong) Limited undertook not to sell, use or transfer, directly or indirectly, for a period of one year its share in Telefónica’s voting share capital (excluding intragroup transfers). This undertaking was deprived of effect as with the aforementioned period of one year having expired.
At the same time, both parties also assumed similar obligations with respect to the share capital of China Unicom (Hong Kong) Limited.
This mutual share exchange agreement, which includes the shareholder agreement, was filed with the Madrid Mercantile Registry on November 24, 2009.
f.- Rules governing the appointment and replacement of Directors and the amendment of the Company’s Bylaws.
Appointment, reappointment and ratification.
Telefónica’s Bylaws state that the Board of Directors shall have between five and twenty Directors who are appointed by shareholders at the Shareholders’ Meeting. The Board of Directors may, in accordance with the revised text of the Spanish Corporation Law and the Company Bylaws, provisionally co-opt Directors to fill any vacant seats.
The appointment of Directors to Telefónica is as a general rule submitted for approval to the Shareholders’ Meeting. Only in certain circumstances, when seats fall vacant after the conclusion of the General Meeting is it therefore necessary to co-opt Directors onto the Board in accordance with the revised text of the Spanish Corporation Law. Any such co-opted appointment is then ratified at the next Shareholders’ Meeting.
Also, in all cases, proposals to appoint Directors must follow the procedures set out in the Company’s Board of Directors’ Regulations and be preceded by the appropriate favorable report by the Nominating, Compensation and Corporate Governance Committee and in the case of independent Directors, by the corresponding proposal by the committee.
Therefore, in exercise of the powers delegated to it, the Nominating, Compensation and Corporate Governance Committee must report, based on criteria of objectivity and the best interests of the Company, on proposals to appoint, re-appoint or remove Company Directors, taking into account the skills, knowledge and experience required of candidates to fill the vacancies.

As a result, in accordance with its Regulations, the Board of Directors, exercising the rights to co-opt and propose appointments to the Shareholders’ Meeting, shall ensure that external or non-executive Directors are in an ample majority over the executive Directors. Similarly, it shall ensure that independent Directors make up at least one third of the total Board members.
In all circumstances, where a Director is proposed to the Shareholders’ Meeting for reappointment or ratification, the report of the Nominating, Compensation and Corporate Governance Committee, or in the case of independent Directors the proposal of this Committee, shall include an assessment of the Director’s past work and diligence in the discharge of their duties during their period in office.
Also, both the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, in fulfilling their respective duties, that all those proposed for appointment as Directors should be persons of acknowledged solvency, competence and experience who are willing to devote the time and effort necessary to the discharge of their functions, with particular attention paid to the selection of independent Directors.
Directors are appointed for a period of five years, renewable for one or more subsequent five-year periods.
As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Nominating, Compensation and Corporate Governance Committee, and in the case of independent Directors, by the corresponding proposal by the Committee.
Termination of appointment or removal
Directors’ appointments shall end at the expirations of the period for which they were appointed or when shareholders at the General Shareholders’ Meeting so decide in exercise of their powers under the law.
Also, in accordance with Article 12 of the Board Regulations, Directors must submit their resignation to the Board of Directors and formalize their resignation in the following circumstances:
a)	If they leave the executive post by virtue of which they sat on the Board or when the reasons for which they were appointed cease to apply.

b)	If their circumstances become incompatible with their continued service on the Board or prohibit them from serving on the Board for one of the reasons specified under Spanish law.

c)	If they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for failure to fulfill any of their duties as Director.

d)	If their continued presence on the Board could affect the credibility or reputation of the Company in the markets or otherwise threaten the Company’s interests.
The Board of Directors shall not propose the termination of the appointment of any independent Director before the expirations of their statutory term, except in the event of just cause, recognized by the Board on the basis of a prior report submitted by the Nominating, Compensation and Corporate Governance Committee. Just cause shall be specifically understood to include cases where the Director has failed to fulfill their duties as Board member.
The Board may also propose the termination of the appointment of independent Directors in the case of Takeover Bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.
Amendments to the Company Bylaws.
The procedure for amending the Bylaws is governed by Article 285 of the revised text of the Spanish Corporation Law and requires any change to be approved by shareholders at the Shareholders’ Meeting with the majorities stated in Articles 194 and 201 of the same law. Article 14 of Telefónica’s Bylaws upholds this principle.

g.- Powers of Directors and, specifically, powers to issue or buy back shares.
Powers of Directors.
The Chairman of the Company, as Executive Chairman, is delegated all powers by the Board of Directors except where such delegation is prohibited by Law, by the Company Bylaws or by the Regulations of the Board of Directors, whose Article 5.4 establishes the powers reserved to the Board of Directors. Specifically, the Board of Directors reserves the powers, inter alia, to: (i) approve the general policies and strategies of the Company; (ii) evaluate the performance of the Board of Directors, its Committees and the Chairman; (iii) appoint Senior Executives, as well as the remuneration of Directors and Senior Executives; and (iv) decide strategic investments.
Meanwhile, the Chief Operating Officer has been delegated all the Board’s powers to conduct the business and act as the senior executive for all areas of the Company’s business, except where such delegation is prohibited by law, by the Company Bylaws, or by the Regulations of the Board of Directors.
In addition, the other Executive Directors are delegated the usual powers of representation and administration appropriate to the nature and needs of their roles.
Powers to issue shares.
At the Ordinary Shareholders’ Meeting of Telefónica on June 21, 2006, the Board of Directors was authorized under Article 297.1.b) of the revised text of the Spanish Corporation Law (previously Article 153.1.b) of the defunct Spanish Corporation Law), to increase the Company’s capital by up to 2,460 million euros, equivalent to half the Company’s subscribed and paid share capital at that date, one or several times within a maximum of five years of that date. The Board of Directors has not exercised these delegated powers to date.
Also, at the General Shareholders’ Meeting of June 2, 2010, the Board of Directors was authorized to issue bonds exchangeable for or convertible into shares in the Company, this power being exercisable one or several times within a maximum of five years of that date. The Board of Directors has not exercised this power to date.
Powers to buy back shares.
At the General Shareholders’ Meeting of Telefónica of June 21, 2010, the Board of Directors was authorized buy back its own shares either directly or via companies belonging to the Group. This authorization was granted for 5 years from that date and includes the specific limitation that at no point may the nominal value of treasury shares acquired, added to those already held by Telefónica and those held by any of the subsidiaries that it controls, exceed the maximum legal percentage at any time (currently 10% of Telefónica’s share capital).
h.- Significant agreements outstanding that would come into force, be amended or expire in the event of a change of control following a Takeover Bid.
The Company has no significant agreements outstanding that would come into force, be amended or expire in the event of a change of control following a Takeover Bid.

i.- Agreements between the Company and its directors, managers or employees that provide for compensation in the event of resignation or unfair dismissal or if the employment relationship should be terminated because of a Takeover Bid.
In general, the contracts of Executive Directors and some members of the Company’s executives team include a clause giving them the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company and/or due to objective reasons such as a change of control in the Company. However, if the employment relationship is terminated for a breach attributable to the executive director or executive, he/she will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the Executive Director or Executive, according to their contract, does not meet these general criteria, but rather are based on other circumstances of a personal or professional nature or on the time when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of a maximum of three times annual salary plus another year based on length of service at the Company. The annual salary on which the indemnity is based is the last fixed salary and the aritmetical mean of the sum of the last two variable payments received by contract.
Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labor legislation. This notwithstanding, contracts of some Company employees, depending on their level and seniority, as well as their personal, professional circumstances and when they signed their contracts, establish by contract, in some cases, their right to receive compensation in the same circumstances as in the preceding paragraph, generally consisting of a year and a half of salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received by contract.

ANNUAL REPORT ON CORPORATE GOVERNANCE
LISTED LIMITED COMPANIES
ISSUER’S PARTICULARS
FINANCIAL YEAR ENDED: 31-12-2010
TAX ID CODE: A-28015865
Company Name: TELEFÓNICA, S.A.

ANNUAL CORPORATE GOVERNANCE REPORT FOR LISTED LIMITED COMPANIES
For a better understanding of the model and its subsequent preparation, please read the instructions provided at the end before filling it out.
A	OWNERSHIP STRUCTURE
A.1	Fill in the following table regarding the company’s share capital:

Date of last			Number of voting
modification	Share capital (€)	Number of shares	rights
28-12-2009	4,563,996,485.00	4,563,996,485	4,563,996,485
Indicate whether different types of shares exist with different associated rights.
No
A.2	List the direct and indirect holders of significant ownership interests in your organization at year-end, excluding directors:

Name or corporate	Number of direct	Number of indirect voting	% of total voting
name of shareholder	voting rights	rights (*)	rights
Banco Bilbao Vizcaya Argentaria, S.A.	286,317,371	256,853	6.279
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	1,117,990	229,351,192	5.050
Blackrock, Inc.	0	177,257,649	3.884

	Through: name or
Name or corporate name	corporate name of	Number of direct	% of total voting
of indirect shareholder	direct shareholder	voting rights	rights
Banco Bilbao Vizcaya Argentaria, S.A.	BBVA Broker Correduria de Seguros y Reaseguros, S.A.	12,000	0.000
Banco Bilbao Vizcaya Argentaria, S.A.	BBVA Seguros, S.A. de Seguros y Reaseguros	244,800	0.005
Banco Bilbao Vizcaya Argentaria, S.A.	Continental Bolsa SAB (Peru)	53	0.000
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Criteria CaixaCorp, S.A.	229,351,192	5.025
Blackrock, Inc.	Blackrock Investment Management (UK)	177,257,649	3.884
Indicate the most significant movements in the shareholder structure during the year.
A.3	Fill in the following tables on company directors’ holding voting rights through company shares:

Name or corporate	Number of direct voting	Number of indirect voting	% of total voting
name of director	rights	rights (*)	rights
Mr. César Alierta Izuel	4,082,445	78,000	0.091
Mr. Isidro Fainé Casas	437,211	0	0.010
Mr. Vitalino Manuel Nafría Aznar	11,300	0	0.000
Mr. Julio Linares López	308,851	1,840	0.007
Mr. Alfonso Ferrari Herrero	571,364	18,999	0.013

Name or corporate	Number of direct voting	Number of indirect voting	% of total voting
name of director	rights	rights (*)	rights
Mr. Antonio Massanell Lavilla	2,286	0	0.000
Mr. Carlos Colomer Casellas	564	63,190	0.001
Mr. David Arculus	10,500	0	0.000
Mr. Francisco Javier de Paz Mancho	41,702	0	0.001
Mr. Gonzalo Hinojosa Fernández de Angulo	85,476	436,000	0.011
Mr. José Fernando de Almansa Moreno-Barreda	19,349	0	0.000
Mr. José María Abril Pérez	65,050	84,449	0.003
Mr. José María Álvarez-Pallete López	251,098	0	0.006
Mr. Luiz Fernando Furlán	4,100	0	0.000
Ms. María Eva Castillo Sanz	81,980	0	0.002
Mr. Pablo Isla Álvarez de Tejera	8,601	0	0.000
Mr. Peter Erskine	69,259	0	0.002

% of total voting rights held by the Board of Directors	0.148

Complete the following tables on share options held by directors:

Name or
corporate				% of total
name of	Number of direct	Number of indirect	Equivalent number of	voting
director	share options	share options	shares	rights
Mr. César Alierta Izuel	493,431	0	493,431	0.011
Mr. César Alierta Izuel 2	10,200,000	0	0	0.223
Mr. Julio Linares López	359,926	0	359,926	0.008
Mr. Carlos Colomer Casellas	49,053	0	0	0.001
Mr. José María Álvarez-Pallete López	224,286	0	224,286	0.005
A.4	Indicate, as applicable, any family, commercial, contractual or corporate relationships between owners of significant shareholdings, insofar as these are known by the company, unless they are insignificant or arise from ordinary trading or exchange activities:
A.5	Indicate, as applicable, any commercial, contractual or corporate relationships between owners of significant shareholdings, and the company and/or its group, unless they are insignificant or arise from ordinary trading or exchange activities:
Type of relationship:
Corporate
brief description:
Joint shareholding with Telefónica Móviles España, S.A.U. in Mobipay España, S.A.
Name or company name of related party
Banco Bilbao Vizcaya Argentaria, S.A.

A.6	Please indicate any shareholder’s agreements reported to the company subject to article 112 of the Securities Market Law. Provide a brief description and list the shareholders bound by the agreement, as applicable:
Yes
% of share capital affected:
0.87
Brief description of the agreement:

In accordance with the provisions of article 112, section 2 of the Securities Market Act 24/1988, of July 28 (currently replace by article 518 section 2 approved by Royal Legislative Decree 1/2010, of July 2, approving the revised text of the Spanish Corporation Law) on October 22, 2009, the Company notified the Spanish Securities Commission in writing that on September 6, 2009 it had entered into a mutual share exchange agreement between Telefónica and China Unicom (Hong Kong) Limited, whose clauses 8.3 and 9.2 are considered a shareholder agreement as per article 518 of the Spanish Corporation Law. By virtue of these clauses, Telefónica may not, while the strategic alliance agreement is in force, offer, issue or sell a significant number of its shares or any convertible security or security that confers the right to subscribe or acquire a significant number of shares of Telefónica, S.A. to any of the main competitors of China Unicom (Hong Kong) Limited. In addition, China Unicom (Hong Kong) Limited undertook not to sell, use or transfer, directly or indirectly, for a period of one year its share in Telefónica’s voting share capital (excluding intragroup transfers). This undertaking was deprived of effect as with the aforementioned period of one year having expired.

At the same time, both parties also assumed similar obligations with respect to the share capital of China Unicom (Hong Kong) Limited.
This mutual share exchange agreement, which includes the shareholder agreement, was filed with the Madrid Mercantile Registry on November 24, 2009.
Members of the shareholders’ agreement:
China Unicom (Hong Kong) Limited
Telefónica, S.A.
Indicate whether the company is aware of the existence of any concerted actions among its shareholders. Give a brief description as applicable:
No
Expressly indicate any amendments to or termination of such agreements or concerted actions during the year:

As stated in the aforementioned shareholders’ agreement, China Unicom (Hong Kong) Limited undertook, from the signing of the agreement (September 6, 2009), not to sell, use or transfer, directly or indirectly, for a period of one year its share in Telefónica’s voting share capital (excluding intragroup transfers). This undertaking was deprived of effect, as with the aforementioned period of one year having expired.

The same applies with regard to the same undertaking on the part of Telefónica, S.A. with respect to the shares of China Unicom (Hong Kong) Limited.
A.7	Indicate whether any individuals or corporate bodies currently exercise control or could exercise control over the company in accordance with article 4 of the Spanish Securities’ Market Act. If so, identify:
No
A.8	Complete the following tables on the company’s treasury shares:
At year-end:

Number of shares held	Number of shares held indirectly
directly	(*)	% of total share capital
55,188,046	16,896	1.210
(*) Through:

Number of shares held
Name or corporate name of direct shareholder	directly
Telefónica Móviles Argentina, S.A.	16,896

Total:	16,896
Give details of any significant changes during the year, in accordance with Royal Decree 1362/2007:

	Total number of
Date of	direct shares	Total number of indirect
notification	acquired	shares acquired	% of total share capital
23/02/2010	45,799,900	0	1.005

Gain/(loss) on treasury shares sold during the year (thousands of euros)	141

A.9	Give details of the applicable conditions and time periods governing any resolutions of the General Shareholders’ Meeting authorizing the Board of Directors to purchase and/or transfer the treasury shares.

At the General Shareholders’ Meeting of Telefónica of June 2, 2010, shareholders renewed the authorization granted by the General Shareholders’ Meeting -of June 23, 2009-, for the derivative acquisition of treasury shares, either directly or through Group companies, in the terms literally transcribed below:

“To authorize, pursuant to the provisions of Section 75 et seq. of the Spanish Companies Act [Ley de Sociedades Anónimas, or LSA for its initials in Spanish], the derivative acquisition by Telefónica, S.A. —either directly or through any of the subsidiaries of which it is the controlling company— at any time and as many times as it deems appropriate, of its own fully-paid shares through purchase and sale, exchange or any other legal transaction.

The minimum price or consideration for the acquisition shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or consideration for the acquisition shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.

“Such authorization is granted for a period of 5 years as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the Company’s own shares acquired pursuant to this authorization added to those already held by Telefónica, S.A. and any of its controlled subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the markets on which the shares of Telefónica, S.A. are traded shall also be observed.

It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of option rights, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.

To authorize the Board of Directors, as broadly as possible, to exercise the authorization granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.

To deprive of effect, to the extent of the unused amount, the authorization granted under Item IV on the Agenda by the Ordinary General Shareholders Meeting of the Company on June 23, 2009.”

A.10	Indicate, as applicable, any restrictions imposed by Law or the company’s Bylaws on exercising voting rights, as well as any legal restrictions on the acquisition or transfer of ownership interests in the share capital.
Indicate whether there are any legal restrictions on exercising voting rights:
No

Maximum percentage of legal restrictions on voting rights a shareholder can exercise	0
Indicate whether there are any restrictions included in the bylaws on exercising voting rights.
Yes

Maximum percentage of restrictions under the company’s bylaws on voting rights a shareholder can exercise	10.000
Description of restrictions under law or the company’s bylaws on exercising voting rights

In accordance with Article 21 of the Company Bylaws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed, and those held by other shareholders that have granted their proxy to the first-mentioned shareholder shall not be computed, without prejudice to the application of the aforementioned limit of 10 percent to each of the shareholders that have granted a proxy.

The limitation established in the preceding paragraphs shall also apply to the maximum number of shares that may be cast (individually or collectively) by two or more shareholder or companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.

Indicate if there are any legal restrictions on the acquisition or transfer of share capital:
No
A.11	Indicate whether the General Shareholders’ Meeting has agreed to take neutralization measures to prevent a public takeover bid by virtue of the provisions of Act 6/2007.
No
If applicable, explain the measures adopted and the terms under which these restrictions may be lifted:
B	COMPANY MANAGEMENT STRUCTURE
B.1	Board of directors
B.1.1.	List the maximum and minimum number of directors included in the Bylaws.

Maximum number of directors	20
Minimum number of directors	5

B.1.2	Complete the following chart with board members’ details:

Name or
corporate
name of		Position on the	Date of first	Date of last	Election
director	Representative	board	appointment	appointment	procedure
Mr. César Alierta Izuel	—	Chairman	29-01-1997	10-05-2007	Vote at General Shareholders’ Meeting
Mr. Isidro Fainé Casas	—	Vice Chairman	26-01-1994	21-06-2006	Vote at General Shareholders’ Meeting
Mr. Vitalino Manuel Nafría Aznar	—	Vice Chairman	21-12-2005	21-06-2006	Vote at General Shareholders’ Meeting
Mr. Julio Linares López	—	Chief Operating Officer	21-12-2005	21-06-2006	Vote at General Shareholders’ Meeting
Mr. Alfonso Ferrari Herrero	—	Director	28-03-2001	21-06-2006	Vote at General Shareholders’ Meeting
Mr. Antonio Massanell Lavilla	—	Director	21-04-1995	21-06-2006	Vote at General Shareholders’ Meeting
Mr. Carlos Colomer Casellas	—	Director	28-03-2001	21-06-2006	Vote at General Shareholders’ Meeting
Mr. David Arculus	—	Director	25-01-2006	21-06-2006	Vote at General Shareholders’ Meeting
Mr. Francisco Javier de Paz Mancho	—	Director	19-12-2007	22-04-2008	Vote at General Shareholders’ Meeting
Mr. Gonzalo Hinojosa Fernández de Angulo	—	Director	12-04-2002	10-05-2007	Vote at General Shareholders’ Meeting
Mr. José Fernando de Almansa Moreno-Barreda	—	Director	26-02-2003	22-04-2008	Vote at General Shareholders’ Meeting
Mr. José María Abril Pérez	—	Director	25-07-2007	22-04-2008	Vote at General Shareholders’ Meeting
Mr. José María Álvarez-Pallete López	—	Director	26-07-2006	10-05-2007	Vote at General Shareholders’ Meeting
Mr. Luiz Fernando Furlán	—	Director	23-01-2008	22-04-2008	Vote at General Shareholders’ Meeting
Ms. María Eva Castillo Sanz		Director	23-01-2008	22-04-2008	Vote at General Shareholders’ Meeting
Mr. Pablo Isla Álvarez de Tejera	—	Director	12-04-2002	10-05-2007	Vote at General Shareholders’ Meeting
Mr. Peter Erskine	—	Director	25-01-2006	21-06-2006	Vote at General Shareholders’ Meeting

Total number of directors      17
Indicate any Board members who left during this period.

B.1.3	Complete the following chart on Board members and their respective categories:
EXECUTIVE DIRECTORS

Name or corporate name of	Committee proposing	Post held in the
director	appointment	company
Mr. César Alierta Izuel	Nominating, Compensation and Corporate Governance Committee	Executive Chairman
Mr. Julio Linares López	Nominating, Compensation and Corporate Governance Committee	Chief Operating Officer (C.O.O.)
Mr. José María Álvarez-Pallete López	Nominating, Compensation and Corporate Governance Committee	Chairman Telefónica Latin America

Total number of executive directors	3
% of the board	17.647

EXTERNAL PROPRIETARY DIRECTORS

Name or corporate
name of significant
shareholder
represented or
Name or corporate name of	Committee proposing	proposing
director	appointment	appointment
Mr. Isidro Fainé Casas	Nominating, Compensation and Corporate Governance Committee	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Mr. Vitalino Manuel Nafría Aznar	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Antonio Massanell Lavilla	Nominating, Compensation and Corporate Governance Committee	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Mr. José María Abril Pérez	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.

Total number of proprietary directors	4
% of the board	23.529

INDEPENDENT EXTERNAL DIRECTORS

Name or corporate name of director	Profile
Mr. Alfonso Ferrari Herrero	Industrial Engineer. Formerly Executive Chairman of Beta Capital, S.A. and senior manager at Banco Urquijo.
Mr. Carlos Colomer Casellas	Graduate in Economics. Chairman of the Colomer Group.
Mr. David Arculus	Graduate in Engineering and Economics. Director of Pearson, Plc., Chairman of Numis, Plc., and Aldemore Bank, Plc.
Mr. Francisco Javier de Paz Mancho	Graduate in Information and Advertising. Law Studies. IESE Business Management Program. Formerly Chairman of the State-owned company MERCASA.
Mr. Gonzalo Hinojosa Fernández de Angulo	Industrial Engineer. Formerly Chairman and CEO of Cortefiel Group.
Mr. Luiz Fernando Furlán	Degrees in chemical engineering and business administration, specializing in financial administration. From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil.
Ms. María Eva Castillo Sanz	Degrees in Business, Economics and Law. Previously Head of Merrill Lynch’s Private Banking operations in Europe, the Middle East, & Africa (EMEA).
Mr. Pablo Isla Álvarez de Tejera	Law Graduate. Member of the Body of State Lawyers (on sabbatical). First Vice Chairman and CEO of Inditex, S.A.

Total number of independent directors	8
% of the board	47.059

OTHER EXTERNAL DIRECTORS

Name or corporate name of director	Committee proposing appointment
Mr. José Fernando de Almansa Moreno-Barreda	Nominating, Compensation and Corporate Governance Committee
Mr. Peter Erskine	Nominating, Compensation and Corporate Governance Committee

Total number of other external directors	2
% of the board	11.765

List the reasons why these cannot be considered proprietary or independent directors and detail their relationships with the company, its executives or shareholders:

Company, executive or
shareholder with whom
Name or corporate		the relationship is
name of director	Reasons	maintained
Mr. Peter Erskine	On December 31, 2007, Mr. Peter Erskine resigned as General Manager of Telefónica O2 Europe, and therefore went from being an Executive Director to being classified in the “Other external Directors” category.	Telefónica, S.A.

Mr. José Fernando de Almansa Moreno-Barreda	Mr. de Almansa was appointed a Member of the Board of Directors of Telefónica, S.A. with the qualification of independent Director, on February 26, 2003, following a favorable report from the Nominating, Compensation and Corporate Governance Committee.

	In accordance with the criteria established in the Unified Code on Good Governance with regard to the qualification of Directors and taking into account the concurrent circumstances in this specific case, the Company considers that Mr. Almansa belongs to the category of “other external Directors”, for the following reasons:	BBVA Bancomer

•     He is an Acting Director (independent and non-proprietary) of Grupo Financiero BBVA Bancomer, S.A. de C.V. (controlling company of BBVA Group related to financial services in Mexico) and of BBVA Bancomer, S.A., and has never had an executive role.

• He was the CEO of the Mexican company Servicios Externos de Apoyo Empresarial, S.A. de C.V., of Group BBVA till March 2008.
List any changes in the category of each director which have occurred during the year.
B.1.4	Explain, if applicable, the reasons why proprietary directors have been appointed upon the request of shareholders who hold less than 5% of the share capital:

Provide details of any rejections of formal requests for board representation from shareholders whose equity interest is equal to or greater than that of other shareholders who have successfully requested the appointment of proprietary directors. If so, explain why these requests have not been entertained:

No

B.1.5	Indicate whether any director has resigned from office before their term of office has expired, whether that director has given the board his/her reasons and through which channel. If made in writing to the whole board, list below the reasons given by that director:
No
B.1.6	Indicate what powers, if any, have been delegated to the Chief Executive Officer(s):
•	Mr. César Alierta Izuel — Executive Chairman (Chief Executive Officer):

The Chairman of the Company, as the Chief Executive Officer, has been expressly delegated all the powers of the Board of Directors, except those that cannot be delegated by Law, by the Company Bylaws, or by the Regulations of the Board of Directors which establishes, in Article 5.4, the competencies that the Board of Directors reserves itself, and may not delegate.

Article 5.4 specifically stipulates that the Board of Directors reserves the power to approve: (i) approve the general policies and strategies of the Company; (ii) evaluate the performance of the Board of Directors, its Committees and the Chairman; (iii) appoint Senior Executives, as well as the remuneration of Directors and Senior Executives; and (iv) decide strategic investments.

•	Mr. Julio Linares López — Chief Operating Officer:

The Chief Operating Officer has been delegated those powers of the Board of Directors related with the management of the business and the performance of the highest executive functions over all the Company’s business areas, except those which cannot be delegated by Law, by the Company Bylaws or by the Regulations of the Board of Directors.

B.1.7	List the directors, if any, who hold office as directors or executives in other companies belonging to the listed company’s group:

Name or corporate name of	Corporate name of the group
director	company	Post
Mr. Julio Linares López	Telefónica de España, S.A.U.	Director
	Telefónica Europe, Plc.	Director
	Telefónica Móviles España, S.A.U.	Director
Mr. Alfonso Ferrari Herrero	Telefónica Chile, S.A.	Alternate Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Internacional, S.A.U.	Director
Mr. David Arculus	Telefónica Europe, Plc.	Director
Mr. Francisco Javier de Paz Mancho	Atento Inversiones y Teleservicios, S.A.U.	Non-executive Chairman
	Telecomunicaçoes de Sao Paulo, S.A.	Director
	Telefónica de Argentina, S.A.	Director
	Telefónica Internacional, S.A.U.	Director
Mr. José Fernando de Almansa Moreno-Barreda	Telecomunicaçoes de Sao Paulo, S.A.	Director
	Telefónica de Argentina, S.A.	Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Internacional, S.A.U.	Director
	Telefónica Móviles México, S.A. de C.V.	Director

Name or corporate name of	Corporate name of the group
director	company	Post
Mr. José María Álvarez-Pallete López	Colombia Telecomunicaciones, S.A. ESP	Director
	Telecomunicaçoes de Sao Paulo, S.A.	Director/Vice Chairman
	Telefónica Chile, S.A.	Alternate Director
	Telefónica DataCorp, S.A.U.	Director
	Telefónica de Argentina, S.A.	Alternate Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Internacional, S.A.U.	Executive Chairman
	Telefónica Larga Distancia de Puerto Rico, Inc.	Director
	Telefónica Móviles Colombia, S.A.	Alternate Director
	Telefónica Móviles México, S.A. de C.V.	Director/Vice Chairman
Mr. Luiz Fernando Furlán	Telecomunicaçoes de Sao Paulo, S.A.	Director
	Telefónica Internacional, S.A.U.	Director
Ms. María Eva Castillo Sanz	Telefónica Internacional, S.A.U.	Director
	Telefónica O2 Czech Republic, a.s.	First Vice Chairman of Supervisory Board
Mr. Peter Erskine	Telefónica Europe, Plc.	Director

B.1.8	List any company board members who likewise sit on the boards of directors of other non-group companies that are listed on official securities markets in Spain, insofar as these have been disclosed to the company:

Name or corporate name of director	Name of listed company	Post
Mr. César Alierta Izuel	International Consolidated Airlines Group, S.A. (“IAG”)	Director
Mr. Isidro Fainé Casas	Criteria CaixaCorp, S.A.	Chairman
	Abertis Infraestructuras, S.A.	Vice Chairman
	Repsol YPF, S.A.	2nd vice chairman
Mr. Vitalino Manuel Nafría Aznar	Metrovacesa, S.A.	Chairman
Mr. Carlos Colomer Casellas	Ahorro Bursátil, S.A. SICAV	Chairman
	Inversiones Mobiliarias Urquiola S.A. SICAV	Chairman
Mr. Pablo Isla Alvarez de Tejera	Inditex, S.A.	Vice Chairman-CEO
B.1.9	Indicate and, where appropriate, explain whether the company has established rules about the number of boards on which its directors may sit:
Yes

Explanation of rules

The Nominating, Compensation and Corporate Governance Committee establishes as one of the obligations of the Directors (Article 29.2 of the Regulations of the Board of Directors) that Directors must devote the time and efforts required to perform their duties and, to such end, shall report to the Nominating, Compensation and Corporate Governance Committee on their other professional obligations if they might interfere with the performance of their duties as Directors.

In addition (Article 32.g of the Regulations of the Board of Directors), the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, may forbid Directors from holding significant positions within entities that are competitors of the Company or of any of the companies in its Group.

B.1.10	In relation with Recommendation 8 of the Unified Code, indicate the company’s general policies and strategies that are reserved for approval by the Board of Directors in plenary session:

Investment and financing policy	Yes
Design of the structure of the corporate group	Yes
Corporate governance policy	Yes
Corporate social responsibility policy	Yes
The strategic or business plans, management targets and annual budgets	Yes
Remuneration and evaluation of senior officers	Yes
Risk control and management, and the periodic monitoring of internal information and control systems	Yes
Dividend policy, as well as the policies and limits applying to treasury stock	Yes
B.1.11	Complete the following charts on the aggregate remuneration paid to directors during the year:
a)	In the reporting company:

Concept	In thousand €
Fixed remuneration	9,150
Variable remuneration	7,027
Attendance fees	321
Bylaw stipulated remuneration	0
Shares options and/or other financial instruments	3,085
Other	2,129
TOTAL	21,712

Other benefits	In thousand €
Advances	0
Loans	0
Pension funds and plans: Contributions	18
Pension funds and plans: obligations	0
Life insurance premiums	97
Guarantees issued by the company in favor of directors	0
b)	For company directors sitting on other governing bodies and/or holding senior management posts within group companies:

Concept	In thousand €
Fixed remuneration	3,444
Variable remuneration	1,160
Attendance fees	0
Bylaw stipulated remuneration	0
Shares options and/or other financial instruments	945
Other	358
TOTAL	5,907

Other benefits	In thousand €
Advances	0
Loans	0
Pension funds and plans: Contributions	8
Pension funds and plans: obligations	0
Life insurance premiums	14
Guarantees issued by the company in favor of directors	0

c)	Total remuneration by type of directorship:

Type of director	By company	By group
Executive	17,099	3,854
External proprietary	1,221	0
External independent	2,804	1,521
Other external	588	532
Total	21,712	5,907
d)	Remuneration as percentage of profit attributable to the parent company:

Total remuneration received by directors (in thousand €)	27,619
Total remuneration received by directors/profit attributable to parent company (%)	0.3
B.1.12	List any members of senior management who are not executive directors and indicate total remuneration paid to them during the year:

Name or corporate name	Post
Mr. Matthew Key	Chairman Telefónica Europe
Mr. Santiago Fernández Valbuena	General Manager of Strategy, Finance and Corporate Development
Mr. Luis Abril Pérez	Technical General Secretary of the Chairman
Mr. Ramiro Sánchez de Lerín García-Ovies	General Legal Secretary and of the Board of Directors
Mr. Calixto Ríos Pérez	Internal Auditing Manager
Mr. Guillermo Ansaldo Lutz	Chairman Telefónica Spain

Total remuneration received by senior management (in thousand €)	14,641

B.1.13	Identify, in aggregate terms, any indemnity or “golden parachute” clauses that exist for members of the senior management (including executive directors) of the company or of its group in the event of dismissal or changes in control. Indicate whether these agreements must be reported to and/or authorized by the governing bodies of the company or its group:

Number of beneficiaries	9

General Shareholders’
	Board of Directors	Meeting
Body authorizing clauses	Yes	No

Is the General Shareholders’ Meeting informed of such clauses?	Yes
B.1.14	Describe the procedures for establishing remuneration for Board members and the relevant provisions in the Bylaws.
Process for establishing Board Members’ remuneration and any relevant provisions in the Bylaws
Directors’ compensation shall consist of a fixed and specific monthly remuneration for belonging to the Board of Directors, the Executive Commission and the Board Advisory or Control Committees, and fees for attending meetings of the Board of Directors and the advisory or control Committees thereof. The compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. To this effect, the General Shareholders’ Meeting held on April 11, 2003 fixed the maximum gross annual sum for remuneration of the Board of Directors at 6 million euros.
The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors.
In accordance with Article 35 of the Regulations of the Board of Directors, Directors shall be entitled to receive the compensation set by the Board of Directors in accordance with the Bylaws, within the limits approved by the General Shareholders Meeting, and following a report of the Nominating, Compensation and Corporate Governance Committee.

In accordance with article 5 of the same regulations, the Board of Directors expressly reserves the powers to approve both the compensation policy for Directors and decisions on the compensation of Directors.
The Nominating, Compensation and Corporate Governance Committee has the following powers and duties (article 22 of the Regulations of the Board of Directors):
•	To propose to the Board of Directors the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them.

•
To propose to the Board of Directors the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman, the executive Directors and the senior executive officers of the Company, including the basic terms of their contracts, for purposes of contractual implementation thereof.

•	To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.
Additionally, apart from such compensation as is provided for under the previous section, other remuneration systems may be established that may either be indexed to the market value of the shares, or consist of shares or of shares options for Directors. The application of such compensation systems must be authorized by the General Shareholders’ Meeting, which shall fix the share value that is to be taken as the term of reference thereof, the number of shares to be given to each Director, the exercise price of the share options, the term of such compensation system and such other terms and conditions as deemed appropriate.
The remuneration systems set out in the preceding paragraphs, arising from membership of the Board of Directors, shall be deemed compatible with any and all other professional or work-based compensations to which the Directors may be entitled in consideration for whatever executive or advisory services they may provide for the Company other than such supervisory and decision-making duties as may pertain to their posts as Directors, which shall be subject to the applicable legal provisions.

Indicate whether the board has reserved for plenary approval the following decisions:

At the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses.	Yes
Directors’ remuneration, and, in the case of executive directors, the additional remuneration for their executive duties and other contract conditions.	Yes
B.1.15	Indicate whether the Board of Directors approves a detailed remuneration policy and specify the points included:
Yes

The amount of the fixed components, itemized where necessary, of Board and Board Committee attendance fees, with an estimate of the fixed annual payment they give rise to.	Yes
Variable components	Yes
The main characteristics of pension systems, including an estimate of their amount or annual equivalent cost.	Yes
The conditions that the contracts of executive directors exercising executive functions shall respect	Yes
B.1.16	Indicate whether the Board submits a report on the Directors’ remuneration policy to the advisory vote of the General Shareholders’ Meeting, as a separate point on the agenda. Explain the points of the report regarding the remuneration policy as approved by the Board for forthcoming years, the most significant changes in those policies with respect to that applied during the year in question and a global summary of how the remuneration policy was applied during the year. Describe the role played by the Remuneration Committee and whether external consultancy services have been procured, including the identity of the external consultants:
No

Role of the Remunerations Committee
•	To propose to the Board of Directors, within the framework established in the Bylaws, the compensation for the Directors.

•	To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.
The annual report regarding the Director compensation policy of Telefónica, S.A. deals with the following:
•	Objectives of the compensation policy

•	Detailed structure of compensation.

•	Scope of application and reference parameters for variable remuneration.

•	Relative importance of variable remuneration with regard to fixed remuneration.

•	Basic terms of the contracts of Executive Directors.

•	Trend of compensation.

•	Process for the preparation of the compensation policy.

Have external consultancy firms been used?	Yes
Identity of external consultants	TOWERS WATSON
B.1.17	List any Board members who are likewise members of the boards of directors, or executives or employees of companies that own significant holdings in the listed company and/or group companies:

Name or corporate name	Name or corporate name of
of director	significant shareholder	Post

Mr. Isidro Fainé Casas	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Chairman of Caja de Ahorros y Pensiones de Barcelona, “la Caixa”

Chairman of Criteria CaixaCorp, S.A.

Mr. Vitalino Manuel Nafría Aznar	Banco Bilbao Vizcaya Argentaria, S.A.	Alternate Director of BBVA Bancomer, S.A.

Name or corporate name	Name or corporate name of
of director	significant shareholder	Post

Mr. Vitalino Manuel Nafría Aznar	Banco Bilbao Vizcaya Argentaria, S.A.	Alternate Director of BBVA Finance Group Bancomer, S.A. de C.V.

Mr. Antonio Massanell Lavilla	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Director of Serveis Informátics de la Caixa, S.A. (SILK)

Executive Deputy General Manager of Caja de Ahorros y Pensiones de Barcelona, “la Caixa”

Director of Bousorama, S.A.

Chairman of Port Aventura Entertainment, S.A.

Director of Caixa Capital Risc, S.G.E.C.R., S.A.

Director of e-la Caixa 1, S.A.

Director of Mediterranea Beach & Golf Community, S.L.

Mr. José Fernando de Almansa Moreno-Barreda	Banco Bilbao Vizcaya Argentaria, S.A.	Alternate Director of BBVA Finance Group Bancomer, S.A. de C.V.

Mr. José Fernando de Almansa Moreno-Barreda	Banco Bilbao Vizcaya Argentaria, S.A.	Alternate Director of BBVA Bancomer, S.A.
List, if appropriate, any relevant relationships, other than those included under the previous heading, that link members of the Board of Directors with significant shareholders and/or their group companies:

Name or company name	Name or company name of
of director with	significant shareholder
relationship	with relationship	Description of relationship
Mr. Vitalino Manuel Nafría Aznar	Banco Bilbao Vizcaya Argentaria, S.A.	Retired. Formerly Retail Banking Manager for Spain and Portugal.

Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Early retirement. Formerly Wholesale and Investment Banking Manager.

B.1.18	Indicate whether any changes have been made to the regulations of the Board of Directors during the year:
No
B.1.19	Indicate the procedures for appointing, re-electing, evaluation and removing directors. List the competent bodies and the processes and criteria to be followed for each procedure.
Appointment
Telefónica’s Bylaws state that the Board of Directors shall be composed of a minimum of five members and a maximum of twenty, to be appointed at the General Shareholders’ Meeting. The Board of Directors may, in accordance with the Spanish Corporation Law and the Company Bylaws, provisionally co-opt Directors to fill any vacancies.
The Board of Directors shall have the power to fill, on an interim basis, any vacancies that may occur therein, by appointing, in such manner as is legally allowed, the persons who are to fill such vacancies until the holding of the next General Shareholders’ Meeting.
Also, in all cases, proposed appointments of Directors must follow the procedures set out in the Company’s Bylaws and Regulations of the Board of Directors and be preceded by the appropriate favorable report by the Nominating, Compensation and Corporate Governance Committee and in the case of independent Directors, by the corresponding proposal by the Committee.
Therefore, in exercise of the powers delegated to it, the Nominating, Compensation and Corporate Governance Committee must report, based on criteria of objectivity and the best interests of the Company, on proposals to appoint, re-appoint or remove Company Directors, taking into account the skills, knowledge and experience required of candidates to fill the vacancies.
In line with the provisions of its Regulations, the Board of Directors, exercising the right to fill vacancies by interim appointment and to propose appointments to the shareholders at the General Shareholders’ Meeting, shall ensure that, in the composition of the Board of Directors, external or non-executive Directors represent an ample majority over executive Directors. Similarly, the Board shall ensure that the total number of independent Directors represents at least one third of the total number of Board members.

The nature of each Director shall be explained by the Board of Directors to the shareholders at the General Shareholders’ Meeting at which the appointment thereof must be made or ratified. Furthermore, such nature shall be reviewed annually by the Board after verification by the Nominating, Compensation and Corporate Governance Committee, and reported in the Annual Corporate Governance Report.
In any case, and in the event of re-election or ratification of Directors by the General Shareholders’ Meeting, the report of the Nominating, Compensation and Corporate Governance Committee, or, in the case of independent Directors, the proposal of said Committee, will contain an assessment of the work and effective time devoted to the post during the last period in which it was held by the proposed Director.
Lastly, both the Board of Directors and the Nominating, Compensation and Corporate Governance Committee will ensure, within the scope of their competencies, that the election of whoever has been proposed for the post of Director corresponds to people of recognized solvency, competence and experience, who are willing to devote the time and effort necessary to carrying out their functions, it being essential to be rigorous in the election of those people called to cover the posts of independent Directors.
Re-election
Directors are appointed for a period of five years, and may be renewable for one or more subsequent five-year periods.
As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Nominating, Compensation and Corporate Governance Committee, and in the case of independent Directors, by the corresponding proposal by the Committee.
Evaluation
In accordance with the Regulations of the Board of Directors, the latter reserves expressly the duty to approve on a regular basis its functioning and the functioning of its Committees, it being the duty of the Nominating, Compensation and Corporate Governance Committee to organize and coordinate, together with the Chairman of the Board of Directors, the regular assessment of said Body.
In accordance with the above, it should be noted that the Board of Directors and its Committees carry out a periodic evaluation of the operation of the Board of Directors and of the Committees thereof in order to determine the opinion of Directors regarding the workings of these bodies and to establish any proposals for improvements to ensure the optimum working of the company’s governing bodies.

Removal
Directors’ shall cease to hold office when the term for which they were appointed expires, or when so resolved by the shareholders at the General Shareholders’ Meeting in the exercise of the powers legally granted to them.
The Board of Directors shall not propose the removal of any independent Director prior to the end of the Bylaw-mandated period for which they have been appointed, unless there are due grounds therefore acknowledged by the Board alter a report from the Nominating, Compensation and Corporate Governance Committee. Specifically, due grounds shall be deemed to exist when the Director has failed to perform the duties inherent to his position.
The removal of independent Directors may also be proposed as a result of Takeover Bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.
B.1.20	Indicate the cases in which directors must resign.
In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation in the following cases:
i.	When they cease to hold the executive post by virtue of which their appointment as Director is linked or when the reasons for which they were appointed no longer apply.
ii.	When they are affected by any of the cases of incompatibility or prohibition established by law
iii.	When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for failure to fulfill any of their duties as Directors.
iv.	When their continued presence on the Board could affect the credibility or reputation of the Company in the markets or otherwise threaten the Company’s interests.
The conditions listed above under Recommendation “Removal” must also be taken into consideration.
B.1.21
Indicate whether the duties of chief executive officer fall upon the Chairman of the Board of Directors. If so, describe the measures taken to limit the risk of powers being concentrated in a single person:

Yes

Measures for reducing risk
•
Pursuant to the provisions of the Regulations of the Board of Directors, the actions of the Chairman must always be in accordance with the decisions and criteria established by the shareholders at the General Shareholders’ Meeting and by the Board of Directors and its Committees.

•
Likewise, all agreements or decisions of particular significance for the Company must be previously submitted for the approval of the Board of Directors or the relevant Board Committee, as the case may be.

•
The Board of Directors reserves the power to approve: the general policies and strategies of the Company; the evaluation of the Board, its Committees and its Chairman; the appointment of senior executive officers, as well as the compensation policy for Directors and senior executive officers; and strategic investments.

•	In addition, reports and proposals from the different Board Committees are required for the adoption of certain resolutions.

•	It is important to note that the Chairman does not hold the casting vote within the Board of Directors.

•
The Board of Directors of the Company, at its meeting held on December 19, 2007, agreed to appoint Mr. Julio Linares López as the Chief Executive (Chief Operating Officer) of Telefónica, S.A., reporting directly to the Chairman and with responsibility over all of Telefónica Group’s Business Units.

Indicate, and if necessary, explain whether rules have been established that enable any of the independent directors to convene Board Meetings or include new items on the agenda, to coordinate and voice the concerns of external directors and oversee the evaluation by the Board of Directors.
No
B.1.22	Are qualified majorities, other than legal majorities, required for any type of decisions?
No
Describe how resolutions are adopted by the Board of Directors and specify, at least, the minimum attendance quorum and the type of majority for adopting resolutions:
Description of resolution:
All resolutions

Quorum	%
Personal or proxy attendance of one half plus one of all Directors.	50.01

Type of majority	%
Resolutions shall be adopted by a majority of votes cast by the Directors present at the meeting in person or by proxy, except in those instances in which the Law requires the favorable vote of a greater number of Directors for the validity of specific resolutions and in particular for: (i) the appointment of Directors not holding a minimum of shares representing a nominal value of 3,000 euros, (Article 25 of the Company Bylaws) and (ii) for the appointment of Chairman, Vice Chairman, CEO or member of the Executive Committee, in accordance with the requirements explained in the following section.
50.01
B.1.23	Indicate whether there are any specific requirements, apart from those relating to the directors, to be appointed Chairman.
Yes
Description of requirements
In order for a Director to be appointed Chairman, said Director must have served on the Board for at least three years prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.
B.1.24	Indicate whether the Chairman has the casting vote:
No
B.1.25	Indicate whether the Bylaws or the regulations of the Board of Directors establish an age limit for directors:
No

Age limit for Chairman	Age limit for CEO	Age limit for directors
0	0	0
B.1.26	Indicate whether the bylaws or the regulations of the Board of Directors set a limited term of office for independent directors:
No

Maximum number of years in office	0
B.1.27	If there are few or no female directors, explain the reasons and describe the initiatives adopted to remedy this situation.
Explanation of reasons and initiatives
In fact, the search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to appoint, by means of interim appointment and at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. María Eva Castillo Sanz as an Independent Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on April 22, 2008, and she was thus appointed as a Member of the Board of the Company for a period of five years.
Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. María Luz Medrano Aranguren as the Deputy Secretary General and of the Board of Directors of Telefónica.
Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors.
Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the board, so there is no implicit bias capable of impeding the selection of female directors, if, within the potential candidates, there are female candidates who meet the professional profile sought at each moment.

Indicate in particular whether the Appointments and Remunerations Committee has established procedures to ensure the selection processes are not subject to implicit bias that will make it difficult to select female directors, and make a conscious effort to search for female candidates who have the required profile:
Yes
Indicate the main procedures
In accordance with article 10.3 of the Board Regulations, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors.
B.1.28	Indicate whether there are any formal processes for granting proxies at Board meetings. If so, give brief details.
In accordance with Article 18 of the Regulations of the Board of Directors, Directors must attend meetings of the Board in person, and when unable to do so in exceptional cases, they shall endeavor to ensure that the proxy they grant to another member of the Board includes, as far as is practicable, appropriate instructions. Such proxies may be granted by letter or any other means that, in the Chairman’s opinion, ensures the certainty and validity of the proxy granted.
B.1.29	Indicate the number of Board meetings held during the year and how many times the board has met without the Chairman’s attendance:

Number of Board meetings	14
Number of Board meetings held in the absence of its chairman	0

Indicate how many meetings of the various Board Committees were held during the year.

Number of meetings of the Executive or Delegated Committee	16
Number of meetings of the Audit and Compliance Committee	10
Number of meetings of the Appointments and Remunerations Committee	8
Number of meetings of the Appointments Committee	0
Number of meetings of the Remuneration Committee	0
B.1.30	Indicate the number of Board meetings held during the financial year without the attendance of all members. Non-attendance will also include proxies granted without specific instructions:

Number of non-attendances by directors during the year	0
% of non-attendances of the total votes cast during the year	0.000
B.1.31	Indicate whether the individual and consolidated financial statements submitted for approval by the board are certified previously:
No
Indicate, if applicable, the person(s) who certified the company’s individual and consolidated financial statements for preparation by the board:
B.1.32
Explain the mechanisms, if any, established by the Board of Directors to prevent the individual and consolidated financial statements it prepares from being submitted to the General Shareholders’ Meeting with a qualified Audit Report.

Through the Audit and Control Committee, the Board of Directors plays an essential role supervising the preparation of the Company financial information, controlling and coordinating the various players that participate in this process.

In this respect, to achieve this objective the Audit and Control Committee’s work addresses the following basic issues:
1. To know the process for gathering financial information and the internal control systems. With respect thereto:
a)
To supervise the process of preparation and the integrity of the financial information related to the Company and the Group, reviewing compliance with the regulatory requirements, the proper determination of the scope of consolidation, and the correct application of the accounting standards, informing the Board of Directors thereof.

b)	To propose to the Board of Directors the risk management and control policy.
2. To ensure the independence of the External Auditor, supervising their work and acting as a channel of communication between the Board of Directors and the External Auditor, as well as between the External Auditor and the Company management team.
3. To supervise the internal audit services, in particular:
a)	To ensure the independence and efficiency of the internal audit function;
b)	To propose the selection, appointment and removal of the person responsible for the internal audit;
c)	To propose the budget for such service;
d)	To review the annual internal audit work plan and the annual activities report;
e)	To receive periodic information on its activities; and
f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.
The Audit and Control Committee verifies both the periodical financial information and the Annual Financial Statements, ensuring that all financial information is drawn up according to the same professional principles and practices. To this effect, the Audit and Control Committee meets whenever appropriate, holding ten (10) meetings in 2010.
Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work. Additionally, and on request from the Committee, other members of the management and the Company and its subsidiaries have also been called to Committee meetings to explain specific matters that are directly within their scope of competence. In particular, managers from the finance, planning and control areas, as well as those in charge of internal audit, have attended these meetings. The members of the Committee have held separate meetings with each of these when it was deemed necessary to closely monitor the preparation of the Company’s financial information.
The above notwithstanding, Article 41 of the Regulations of the Board of Directors establishes that the Board of Directors shall endeavor to prepare the final financial statements in a manner that that will create no reason for qualifications from the Auditor. However, whenever the Board considers that it should maintain its standards, it shall publicly explain the contents and scope of the discrepancies.

B.1.33	Is the secretary of the Board also a director?
No
B.1.34	Explain the procedures for appointing and removing the Secretary of the Board, indicating whether his/her appointment and removal have been notified by the Appointments Committee and approved by the board in plenary session.
Appointment and removal procedure
In accordance with article 15 of the Regulations of the Board of Directors, the Board of Directors, upon the proposal of the Chairman, and after a report from the Nominating, Compensation and Corporate Governance Committee, shall appoint a Secretary of the Board, and shall follow the same procedure for approving the removal thereof.

Does the Appointments Committee notify appointments?	Yes
Does the Appointments Committee advise on dismissals?	Yes
Do appointments have to be approved by the board in plenary session?	Yes
Do dismissals have to be approved by the board in plenary session?	Yes
Is the Secretary of the Board entrusted in particular with the function of overseeing corporate governance recommendations?
Yes
Remarks
The Secretary of the Board shall, at all times, attend to the formal and substantive legality of the Board’s actions, ensuring that said actions conform to the Bylaws and the Regulations for the General Shareholders’ Meeting and of the Board, and are in line with corporate governance recommendations assumed by the Company and in effect at any given moment (article 15 of the Regulations of the Board).

B.1.35	Indicate the mechanisms, if any, established by the company to preserve the independence of the auditors, of financial analysts, of investment banks and of rating agencies.

With regards to the independence of the external Auditor of the Company, Article 41 of the Regulations of the Board of Directors establishes that the Board shall, through the Audit and Control Committee, establish a stable and professional relationship with the Company’s Auditor, strictly respecting the independence thereof. One of the fundamental duties of the Audit and Control Committee is to “maintain relations with the Auditor in order to receive information on all matters that could jeopardize the independence thereof.”

In addition, in accordance with Article 21 of the Regulations of the Board of Directors, it is the Audit and Control Committee that proposes to the Board of Directors, for submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor as well as, if necessary, the appropriate terms for the hiring thereof, the scope of its professional engagement and revocation or non-renewal of its appointment.

Likewise, the External Auditor has direct access to the Audit and Control Committee and participates regularly in its meetings, in the absence of the Company management team when this is deemed necessary. To this effect, and in keeping with United States legislation on this matter, the external Auditors must inform the Audit and Control Committee at least once a year on the most significant generally accepted auditing policies and practices followed in the preparation of the Company’s financial and accounting information affecting key elements in the financial statements which may have been discussed with the management team, and of all relevant communications between the Auditors and the Company management team.

In accordance with internal Company regulations and in line with the requirements imposed by US legislation, the engagement of any service from the Company’s external Auditors must always have the prior approval of the Audit and Control Committee. Moreover, the engagement of non-audit services must be done in strict compliance with the Accounts Audit Law and the Sarbanes-Oxley Act published in the United States and subsequent regulations. For this purpose, and prior to the engagement of the Auditors, the Audit and Control Committee studies the content of the work to be done, evaluating the situations that may jeopardize independence of the Company’s external Auditor and specifically supervises the percentage the fees paid for such services represent in the total revenue of the auditing firm. In this respect, the Company reports the fees paid to the external auditor, including those paid for non-audit services, in its Notes to the Financial Statements, in accordance with prevailing legislation.

B.1.36	Indicate whether the company has changed its external audit firm during the year. If so, identify the new audit firm and the previous firm:
No

Outgoing auditor	Incoming auditor

Explain any disagreements with the outgoing auditor and the reasons for the same.
No
B.1.37	Indicate whether the audit firm performs other non-audit work for the company and/or its group. If so, state the amount of fees received for such work and the percentage they represent of the fees billed to the company and/or its group:
Yes

	Company	Group	Total
Amount of other non-audit work (in thousand €)	1	34	35
Amount from non-audit work as a % of total amount bill by audit firm	0.013	0.142	0.110
B.1.38	Indicate whether the audit report on the previous year’s financial statements is qualified or includes reservations. Indicate the reasons given by the Chairman of the Audit Committee to explain the content and scope of those reservations or qualifications.
No

B.1.39	Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its group. Likewise, indicate how many years the current firm has been auditing the accounts as a percentage of the total number of years over which the financial statements have been audited:

	Company	Group
Number of consecutive years	6	6

	Company	Group
Number of years audited by current audit firm/Number of years the company accounts have been audited (%)	21.4	30.0
B.1.40	List any equity holdings of the members of the company’s Board of Directors in other companies with the same, similar or complementary types of activity to that which constitutes the corporate purpose of the company and/or its group, and which have been reported to the company. Likewise, list the posts or duties they hold in such companies:

	Corporate name of
Name or corporate	the company in
name of director	question	% ownership	Post or duties
Mr. Isidro Fainé Casas	Abertis Infraestructuras, S.A.	0.008	Vice Chairman
Mr. David Arculus	BT Group Plc.	0.000	—
	British Sky Broadcasting Group Plc.	0.000	—
B.1.41	Indicate and give details of any procedures through which directors may receive external advice:
Yes

Details of procedure
Article 28 of the Regulations of the Board of Directors stipulates that in order to receive assistance in the performance of their duties, the Directors or any of the Committees of the Board may request that legal, accounting, financial or other experts be retained at the Company’s expense. The engagement must necessarily be related to specific problems of a certain significance and complexity that arise in the performance of their office.
The decision to retain such services must be communicated to the Chairman of the Company and shall be implemented through the Secretary of the Board, unless the Board of Directors does not consider such engagement to be necessary or appropriate.
B.1.42	Indicate whether there are procedures for directors to receive the information they need in sufficient time to prepare for meetings of the governing bodies:
Yes
Details of procedure
• The Company adopts the measures necessary to ensure that the Directors receive the necessary information, specially drawn up and geared to preparing the meetings of the Board and its Committees, sufficiently in advance. Under no circumstances shall such requirement not be fulfilled on the grounds of the importance or the confidential nature of the information, except in absolutely exceptional cases.
• In this regard, at the beginning of each year the Board of Directors and its Committees shall set the calendar of ordinary meetings to be held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable.
• Also, and in accordance with Recommendation 19 of the Unified Good Governance Code, at the beginning of the year the Board and its Committees shall prepare an Action Plan detailing the actions to be carried out and their timing for each year, as per their assigned powers and duties.
• Likewise, all the meetings of the Board and the Board Committees have a pre-established Agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. For the same purpose, the Directors are sent the documentation related to the Agenda of the meetings sufficiently in advance. Such information is subsequently supplemented with the written documentation and presentations handed out to the Directors at the meeting.

• To provide all the information and clarifications necessary in relation to certain points deliberated, the Group’s senior executive officers attend nearly all the Board and Committee meetings to explain the matters within their competencies.
• Furthermore, and as a general rule, the Regulations of the Board of Directors expressly establish that Directors are granted the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. The exercise of the right to receive information shall be channeled through the Chairman or Secretary of the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organization.
B.1.43	Indicate and, where appropriate, give details of whether the company has established rules obliging directors to inform the board of any circumstances that might harm the organization’s name or reputation, tendering their resignation as the case may be:
Yes
Details of rules
In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation when their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardizes its interests.
Likewise, article 32. h) of the Regulations establishes that Directors must report to the Board any circumstances related to them that might damage the credit or reputation of the Company as soon as possible.
B.1.44	Indicate whether any director has notified the company that he/she has been indicted or tried for any of the offences stated in article 124 of the Spanish Companies Act (LSA for its initials in Spanish):
Yes
Name of Director
Mr. César Alierta Izuel

Criminal proceedings
Summary Proceedings 7721/2002
Magistrate’s Court number 32 of Madrid
Remarks
The Director has been absolved by final Ruling dated December 21, 2010, adopted unanimously by the Second Chamber of the Supreme Court, absolution statement that was also made, at the time, by the Section 17 of the Madrid Regional Court, by Ruling dated July 17, 2009.
The Ruling being final, no appeal is permitted, and therefore, the prosecution has been definitely shelved.
Indicate whether the Board of Directors has examined this matter. If so, provide a justified explanation of the decision taken as to whether or not the director should continue to hold office.
Yes

Decision	Explanation

May continue	There have been no circumstances that merit the adoption of any action or decision in this regard.
B.2.	Committees of the Board of Directors
B.2.1	Give details of all the committees of the Board of Directors and their members:
NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Name	Position	Type
Mr. Alfonso Ferrari Herrero	Chairman	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent
Mr. Peter Erskine	Member	Other external

AUDIT AND CONTROL COMMITTEE

Name	Position	Type
Mr. Gonzalo Hinojosa Fernández de Angulo	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Vitalino Manuel Nafría Aznar	Member	Proprietary
HUMAN RESOURCES, AND CORPORATE REPUTATION AND RESPONSIBILITY COMMITTEE

Name	Position	Type
Mr. Francisco Javier de Paz Mancho	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent
Mr. Vitalino Manuel Nafría Aznar	Member	Proprietary

REGULATION COMMITTEE

Name	Position	Type
Mr. Pablo Isla Álvarez de Tejera	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. David Arculus	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Other external
Ms. María Eva Castillo Sanz	Member	Independent
Mr. Vitalino Manuel Nafría Aznar	Member	Proprietary
SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

Name	Position	Type
Mr. Antonio Massanell Lavilla	Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Ms. María Eva Castillo Sanz	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent
INTERNATIONAL AFFAIRS COMMITTEE

Name	Position	Type
Mr. José Fernando de Almansa Moreno-Barreda	Chairman	Other external
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. David Arculus	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José María Abril Pérez	Member	Proprietary
Mr. Luiz Fernando Furlán	Member	Independent
Mr. Vitalino Manuel Nafría Aznar	Member	Proprietary

EXECUTIVE COMMISSION

Name	Position	Type
Mr. César Alierta Izuel	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José María Abril Pérez	Member	Proprietary
Mr. Julio Linares López	Member	Executive
Mr. Peter Erskine	Member	Other external
STRATEGY COMMITTEE

Name	Position	Type
Mr. Peter Erskine	Chairman	Other external
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Other external
Ms. María Eva Castillo Sanz	Member	Independent

INNOVATION COMMITTEE

Name	Position	Type
Mr. Carlos Colomer Casellas	Chairman	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Julio Linares López	Member	Executive
Mr. Pablo Isla Álvarez de Tejera	Member	Independent
Mr. Peter Erskine	Member	Other external
B.2.2	Indicate whether the Audit Committee is responsible for the following:

To supervise the preparation process and monitor the integrity of financial information on the Company and, if applicable, the Group, revising compliance with regulatory requirements, the adequate boundaries of the scope of consolidation and correct application of accounting principles.
Yes

To regularly review internal control and risk management systems, so main risks are correctly identified, managed and notified.	Yes

To safeguard the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.
Yes

To establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.
Yes

To submit to the board proposals for the selection, appointment, reappointment and removal of the external auditor, and the engagement conditions.	Yes

To receive regular information from the external auditor on the progress and findings of the audit program and check that senior management are acting on its recommendations.	Yes

To ensure the independence of the external auditor.	Yes

In the case of groups, to urge that the group auditor take on the auditing of all component companies.	Yes

B.2.3	Describe the organizational and operational rules and the responsibilities attributed to each of the board committees.

International Affairs Committee.
a)	Composition.
The International Affairs Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.
The Chairman of the International Affairs Committee shall be appointed from among its members.
b)	Duties.
Notwithstanding any other duties that the Board of Directors may assign thereto, the primary mission of the International Affairs Committee shall be to strengthen and bring relevant international issues to the attention of the Board of Directors for the proper development of the Telefónica Group. In that regard, it shall have the following duties, among others:
(i)	To pay special attention to institutional relations in the countries in which the companies of the Telefónica Group operate.
(ii)	To review those matters of importance that affect it in international bodies and forums, or those of economic integration.
(iii)	To review regulatory and competition issues and alliances.
(iv)	To evaluate the programs and activities of the Company’s various Foundations and the resources used to promote its image and international social presence.
c)	Action Plan and Report.
As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the International Affairs Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.
The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the International Affairs Committee.
Audit and Control Committee.
Pursuant to the provisions set out in Article 31 bis of the Company Bylaws of Telefónica, S.A., Article 21 of the Regulations of the Board of Directors regulates the Audit and Control Committee in the following terms:
a)	Composition.
The Audit and Control Committee shall be comprised of a minimum of three and a maximum of five Directors appointed by the Board of Directors. All of the members of such Committee shall be external Directors. When appointing such members, the Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing and risk management.
The Chairman of the Audit and Control Committee, who shall in all events be an independent Director, shall be appointed from among its members, and shall be replaced every four years; he/she may be re-elected after the passage of one year from the date when he/she ceased to hold office.
b)	Duties.
Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:
1)	To report, through its Chairman, to the General Shareholders’ Meeting on matters raised thereat by the shareholders that are within the purview of the Committee;
2)
To propose to the Board of Directors, for submission to the General Shareholders’ Meeting, the appointment of the external Auditor, as well as, where appropriate, the terms of the hiring thereof, the scope of its professional engagement and the revocation or non-renewal of such appointment.

3)	To supervise the internal audit services and, in particular:
a)	To ensure the independence and efficiency of the internal audit function;
b)	To propose the selection, appointment and removal of the person responsible for the internal audit;
c)	To propose the budget for such service;
d)	To review the annual internal audit work plan and the annual activities report;
e)	To receive periodic information on its activities; and
f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.

4)	To know the process for gathering financial information and the internal control systems. With respect thereto:
a)
To supervise the process of preparation and the integrity of the financial information related to the Company and the Group, reviewing compliance with the regulatory requirements, the proper determination of the scope of consolidation, and the correct application of the accounting standards, informing the Board of Directors thereof.

b)	To propose to the Board of Directors the risk management and control policy.
5)
To establish and supervise a mechanism that allows employees to confidentially and anonymously report potentially significant irregularities, particularly any financial and accounting irregularities detected within the Company.

6)
To maintain relations with the Auditor in order to receive information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and to receive information from and maintain the communications with the Auditor provided for in auditing legislation and in technical auditing regulations.

In addition, the Audit and Control Committee, since the enforcement of the 12/2010 of 30th June Act, complies with the new responsibilities set out in the mentioned Regulations.
c)	Operation.
The Audit and Control Committee shall meet at least once every quarter and as often as appropriate, when called by its Chairman.
In the performance of its duties, the Audit and Control Committee may require that the Company’s Auditor and the person responsible for internal audit, and any employee or senior executive officer of the Company, attend its meetings.
d)	Action Plan and Report.
As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Audit and Control Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.
The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Audit and Control Committee.

Service Quality and Customer Service Committee.
a)	Composition.
The Service Quality and Customer Service Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.
The Chairman of the Service Quality and Customer Service Committee shall be appointed from among its members.
b)	Duties.
Without prejudice to any other duties that the Board of Directors may assign thereto, the Service Quality and Customer Service Committee shall have at least the following duties:
(i)	To periodically examine, review and monitor the quality indices of the principal services provided by the companies of the Telefónica Group.
(ii)	To evaluate levels of customer service provided by such companies.
c)	Action Plan and Report.
As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Service Quality and Customer Service Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.
The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Service Quality and Customer Services Committee.
Strategy Committee.
a)	Composition.
The Board of Directors shall determine the number of members of this Committee. The Chairman of the Strategy Committee shall be appointed from among its members.
b)	Duties.
Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Strategy Committee shall be to support the Board of Directors in the analysis and follow up of the global strategy policy of the Telefónica Group.

c)	Action Plan and Report.
As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Strategy Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.
The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Strategy Committee.
Innovation Committee.
a)	Composition.
The Board of Directors shall determine the number of members of this Committee.
The Chairman of the Innovation Committee shall be appointed from among its members.
b)	Duties.
The Innovation Committee is primarily responsible for advising and assisting in all matters regarding innovation. Its main object is to perform an examination, analysis and periodic monitoring of the Company’s innovation projects, to provide guidance and to help ensure its implementation and development across the Group.
c)	Action Plan and Report.
As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Innovation Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.
The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Innovation Committee.

Nominating, Compensation and Corporate Governance Committee.
a)	Composition.
The Nominating, Compensation and Corporate Governance Committee shall consist of not less than three nor more than five Directors appointed by the Board of Directors. All members of the Committee must be external Directors and the majority thereof must be independent Directors.
The Chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an independent Director, shall be appointed from among its members.
b)	Duties.
Notwithstanding other duties entrusted it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following duties:
1)
To report, following standards of objectivity and conformity to the corporate interest, on the proposals for the appointment, re-election and removal of Directors and senior executive officers of the Company and its subsidiaries, and evaluate the qualifications, knowledge and experience required of candidates to fill vacancies.

2)
To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the Secretary and, if applicable, the Deputy Secretary.

3)	To organize and coordinate, together with the Chairman of the Board of Directors, a periodic assessment of the Board, pursuant to the provisions of Article 13.3 of these Regulations.
4)	To inform on the periodic assessment of the performance of the Chairman of the Board of Directors.
5)
To examine or organize the succession of the Chairman such that it is properly understood and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and well-planned manner.

6)
To propose to the Board of Directors, within the framework established in the Bylaws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 35 of these Regulations.

7)
To propose to the Board of Directors, within the framework established in the Bylaws, the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman, the executive Directors and the senior executive officers of the Company, including the basic terms of their contracts, for purposes of the contractual implementation thereof.

8)	To prepare and propose to the Board of Directors an annual report regarding the Directors compensation policy.
9)	To supervise compliance with the Company’s internal rules of conduct and the corporate governance rules thereof in effect from time to time.
10)	To exercise such other powers and performs such other duties as are assigned to such Committee in these Regulations.

c)	Operation.
In addition to the meetings provided for in the annual schedule, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Board of Directors of the Company or the Chairman thereof requests the issuance of a report or the approval of proposals within the scope of its powers and duties, provided that, in the opinion of the Chairman of the Committee, it is appropriate for the proper implementation of its duties.
d)	Action Plan and Report.
As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.
The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Nominating, Compensation and Corporate Governance Committee.
Human Resources and Corporate Reputation and Responsibility Committee.
a)	Composition.
The Human Resources and Corporate Reputation and Responsibility Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three and the majority of its members shall be external Directors.
The Chairman of the Human Resources, Reputation and Corporate Responsibility Committee shall be appointed from among its members.
b)	Duties.
Without prejudice to any other tasks that the Board of Directors may assign thereto, the Human Resources and Corporate Reputation and Responsibility Committee shall have at least the following duties:
(i)	To analyze, report on and propose to the Board of Directors the adoption of the appropriate resolutions on personnel policy matters.
(ii)	To promote the development of the Telefónica Group’s Corporate Reputation and Responsibility project and the implementation of the core values of such Group.

c)	Action Plan and Report.
As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Human Resources, Corporate Reputation and Responsibility Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.
The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Human Resources, Corporate Reputation and Responsibility Committee.
Regulation Committee.
a)	Composition.
The Regulation Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.
The Chairman of the Regulation Committee shall be appointed from among its members.
b)	Duties.
Notwithstanding other duties entrusted to it by the Board of Directors, the Regulation Committee shall have at least the following functions:
(i)	To monitor on a permanent basis the principal regulatory matters and issues affecting the Telefónica Group at any time, through the study, review and discussion thereof.
(ii)
To act as a communication and information channel between the Management Team and the Board of Directors in regulatory matters and, where appropriate, to advise the latter of those matters deemed important or significant to the Company or to any of the companies of its Group in respect of which it is necessary or appropriate to make a decision or adopt a particular strategy.

c)	Action Plan and Report.
As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Regulation Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.
The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Regulation Committee.
Executive Commission.
a)	Composition.
The Executive Commission shall consist of the Chairman of the Board, once appointed as a member thereof, and not less than three nor more than ten Directors appointed by the Board of Directors.
In the qualitative composition of the Executive Commission, the Board of Directors shall seek to have external or non-executive Directors constitute a majority over the executive Directors.
In all cases, the affirmative vote of at least two-thirds of the members of the Board of Directors shall be required in order for the appointment or re-appointment of the members of the Executive Commission to be valid.
b)	Duties
The Board of Directors, always subject to the legal provisions in force, has delegated all its powers to an Executive Commission, except those that cannot be delegated by Law, by the Company Bylaws, or by the Regulations of the Board of Directors.
The Executive Commission provides the Board of Directors with a greater efficiency and effectiveness in the executions of its tasks, since it meets more often.
c)	Operation.
The Executive Commission shall meet whenever called by the Chairman, and shall normally meet every fifteen days.
The Chairman and Secretary of the Board of Directors shall act as the Chairman and Secretary of the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.
A quorum of the Executive Commission shall be validly established with the attendance, in person or by proxy, of one-half plus one of its members.
Resolutions shall be adopted by a majority of the Directors attending the meeting (in person or by proxy), and in the case of a tie, the Chairman shall cast the deciding vote.
c)	Relationship with the Board of Directors.
The Executive Commission shall report to the Board in a timely manner on the matters dealt with and the decisions adopted at the meetings thereof, with a copy of the minutes of such meetings made available to the members of the Board (article 20.C of the Regulations of the Board of Directors).

B.2.4	Identify any advisory or consulting powers and, where applicable, the powers delegated to each of the committees:

Committee name		Brief description
•	International Affairs Committee	•	Consultative and control committee

•	Audit and Control Committee	•	Consultative and control committee

•	Service Quality and Customer Service Committee	•	Consultative and control committee

•	Strategy Committee	•	Consultative and control committee

•	Innovation Committee	•	Consultative and control committee

•	Nominating, Compensation and Corporate Governance Committee	•	Consultative and control committee

•	Human Resources and Corporate Reputation and Responsibility Committee	•	Consultative and control committee

•	Regulation Committee	•	Consultative and control committee

•	Executive Commission	•	Corporate Body with general decision-making powers and express delegation of all powers corresponding to the Board of Directors except for those that cannot be delegated by law, bylaws or regulations.
B.2.5	Indicate, as appropriate, whether there are any regulations governing the board committees. If so, indicate where they can be consulted, and whether any amendments have been made during the year. Also indicate whether an annual report on the activities of each committee has been prepared voluntarily.

International Affairs Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Audit and Control Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. In addition, the Audit and Control Committee is specifically regulated in article 31 bis of the Bylaws. These documents are available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Service Quality and Customer Service Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Strategy Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Innovation Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Nominating, Compensation and Corporate Governance Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Human Resources and Corporate Reputation and Responsibility Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Regulation Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Executive Commission
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. The Executive Committee is also regulated by Article 31 of the Bylaws. These documents are available for consultation on the company website.
B.2.6	Indicate whether the composition of the Executive Committee reflects the participation within the board of the different types of directors:
Yes

C	RELATED PARTY TRANSACTIONS
C.1
Indicate whether the board plenary sessions have reserved the right to approve, based on a favorable report from the Audit Committee or any other committee responsible for this task, transactions which the company carries out with directors, significant shareholders or representatives on the board, or related parties:

Yes
C.2	List any relevant transactions entailing a transfer of assets or liabilities between the company or its group companies and the significant shareholders in the company:

Name or	Name or corporate
corporate name	name of the
of significant	company or its	Nature of the	Type of	Amount
shareholder	group company	relationship	transaction	(in thousand €)
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Rendering of services	193,380
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other income	10,607
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Repayment or cancellation of loans and finance leases (lessor)	2,761
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance revenue	4,576
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	10,785
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees and deposits received	46
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Commitments undertaken	134,637
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Lease payments	972

Name or	Name or corporate
corporate name	name of the
of significant	company or its	Nature of the	Type of	Amount
shareholder	group company	relationship	transaction	(in thousand €)
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	2,011
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance leases (lessor)	6,565
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees and deposits given	501,833
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance costs	26,706
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other expenses	2,779
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance agreements, loans and capital contributions (borrower)	358,603
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Financing agreements: capital contributions and loans (lender)	33,500
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends and other benefits paid	439,413
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees and deposits given	420,150
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends received	16,118
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance agreements, loans and capital contributions (borrower)	323,491
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees and deposits received	46
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Receipt of services	4,902
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance revenue	5,390

Name or	Name or corporate
corporate name	name of the
of significant	company or its	Nature of the	Type of	Amount
shareholder	group company	relationship	transaction	(in thousand €)
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Financing agreements: capital contributions and loans (lender)	226,586
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Commitments undertaken	11,062,000
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance costs	2,130
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Receipt of services	16,401
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	36,653
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Management or Partnership agreements	63
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Other expenses	74
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Other income	9,210
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance agreements, loans and capital contributions (borrower)	14,727
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Repayment or cancellation of loans and finance leases (lessor)	427
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Commitments undertaken	407
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Guarantees and deposits received	774
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Commitments undertaken	28,989

Name or	Name or corporate
corporate name	name of the
of significant	company or its	Nature of the	Type of	Amount
shareholder	group company	relationship	transaction	(in thousand €)
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Lease payments	3,523
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance leases (lessor)	1,831
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Guarantees and deposits given	46,503
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Rendering of services	32,384
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance revenue	14
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance costs	874
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance agreements, loans and capital contributions (borrower)	290,520
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Financing agreements: capital contributions and loans (lender)	118,381
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Dividends and other benefits paid	298,126
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Guarantees and deposits given	371
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance costs	2,809
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Receipt of services	4,068
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Guarantees and deposits received	774
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Commitments undertaken	800,000
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance revenue	8,262

C.3	List any relevant transactions entailing a transfer of assets or liabilities between the company or its group companies, and the company’s managers or directors:
C.4
List any relevant transactions undertaken by the company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose subject matter and terms set them apart from the company’s ordinary trading activities:

C.5	Identify, where appropriate, any conflicts of interest affecting company directors pursuant to Article 127 of the LSA.
No
C.6	List the mechanisms established to detect, determine and resolve any possible conflicts of interest between the company and/or its group, and its directors, management or significant shareholders.
The Company policy has established the following principles governing possible conflicts of interest that may affect Directors, senior executive officers or significant shareholders:
• With respect to Directors, Article 32 of the Regulations of the Board of Directors establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest of the company. In the event of conflict, the Director affected shall refrain from participating in the deliberation to which the conflict refers.

Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.
Likewise, the aforementioned Regulations establish that Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, with the prior report of the Nominating, Compensation and Corporate Governance Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors present in person or by proxy.
• With regards to significant shareholders, Article 39 of the Regulations of the Board of Directors stipulates that the Board of Directors shall be aware of the transactions that the Company enters into, either directly or indirectly, with Directors, with significant shareholders or shareholders represented on the Board, or with persons related thereto.
The performance of such transactions shall require the authorization of the Board, after a favorable report of the Nominating, Compensation and Corporate Governance Committee, unless they are transactions or operations that form part of the customary or ordinary activity of the parties involved that are performed on customary market terms and in insignificant amounts for the Company.
The transactions referred to in the preceding sub-section shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic information of the Company upon the terms set forth in applicable laws and regulations.
• With respect to senior executive officers, the Internal Code of Conduct for Securities Markets Issues sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company Management Personnel within the concept of affected persons.
In accordance with the provisions of this Code, senior executive officers are obliged to (a) act at all times with loyalty to the Telefónica Group and its shareholders, regardless of their own or other interests; (b) refrain from interfering in or influencing the making of decisions that may affect individuals or entities with whom there is a conflict; and (c) refrain from receiving information classified as confidential which may affect such conflict. Furthermore, these persons are obliged to inform the Company Regulatory Compliance Unit of all transactions that may potentially give rise to conflicts of interest.
C.7	Is more than one group company listed in Spain?
No

Identify the listed subsidiaries in Spain:
D	RISK CONTROL SYSTEMS
D.1
Give a general description of risk policy in the company and/or its group, detailing and evaluating the risks covered by the system, together with evidence that the system is appropriate for the profile of each type of risk.

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The risks described below are the most significant.
Group related risks
• Country risk (investments in Latin America). At December 31, 2010, approximately 50,6% of the Group’s assets were located in Latin America. In addition, around 42,9% of its revenues from operations for 2010 were derived from its Latin American operations. The Group’s investments and operations in Latin America (including the revenues generated by the Group’s operations in these countries, their market value, and the dividends and payments of management fees) are subject to various risks linked to the economic, political and social conditions of these countries, including risks related to the following:
•
government regulation or administrative polices may change unexpectedly and negatively affect the economic conditions or business environment in which it operates, and, therefore, our interests in such countries;

•	currencies may be devalued or may depreciate or currency restrictions and other restraints on transfer of funds may be imposed;
•
the effects of inflation and/or local currency devaluation may lead certain subsidiaries to a negative equity situation, requiring them to undertake a mandatory recapitalization or commence dissolution proceedings;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies;
•	governments may impose burdensome taxes or tariffs;
•	political changes may lead to changes in the economic conditions and business environment in which we operate; and
•	economic downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries.
In addition, the Telefónica Group’s operations are dependent, in many cases, on concessions and other agreements with existing governments in the countries in which it operates. These concessions and agreements, including their renewal, could be directly affected by economic and political instability, altering the terms and conditions under which it operates.
• Management of foreign currency and interest rate risk. The Telefónica Group’s business is exposed to various types of market risk, including the impact of changes in interest rates or foreign currency exchange rates, as well as the impact of changes of counterparty credit risk in treasury operations or in some structured financed transactions entered into. The Telefónica group employs risk management strategies to manage this risk, in part through the use of financial derivatives, such as foreign currency forwards, currency swap agreements and interest rate swap agreements. If the financial derivatives market is not sufficiently liquid for the Group’s risk management purposes, or if it cannot enter into arrangements of the type and for the amounts necessary to limit the exposure to currency exchange-rate and interest-rate fluctuations, or if banking counterparties fail to deliver on their commitments due to lack of solvency or otherwise, such failure could adversely affect the financial position, operating results and cash flow. Also, Telefónica’s other risk management strategies may not be successful, which could adversely affect the financial position, operating results and cash flow. Finally, if the rating of counterparties in treasury investments or in structured financed transactions deteriorates significantly or if these counterparties fail to meet their obligations to the Company, the Telefónica Group may suffer loss of value in its investments, incur in unexpected losses and/or assume additional financial obligations under these transactions. Such failure could adversely affect the Telefónica Group’s financial position, operating results and cash flow.

Current global economic situation. The Telefónica Group’s business is impacted by general economic conditions and other similar factors in each of the countries in which it operates. The current adverse global economic situation and uncertainty about the economic recovery may negatively affect the level of demand of existing and prospective customers, as customers may no longer deem critical the services offered by the Group. Other factors that could influence customer demand include access to credit, unemployment rates, consumer confidence and other macroeconomic factors. Specifically, in this respect the continuation of recession in Spain, according to the forecasts contained in the Spanish Economic Ministry’s Stability Program for 2009-2013, could have an adverse effect on the Telefónica Group’s results in Spain.
In addition, there could be other possible follow-one effects from the economic crisis on the Group’s business, including insolvency of key customers or suppliers. In general terms, a loss of customers or a decline in sales could have an adverse effect on the Telefónica Group’s financial position, operation results and cash flow and may therefore negatively affect the ability to meet growth targets.
• Dependence on external sources of financing. The performance, expansion and improvement of networks, the development and distribution of the Telefónica Group’s services and products require a substantial amount of financing. Moreover, the Telefónica Group’s liquidity and capital resource requirements may increase if the Company participates in other fixed line or wireless license award processes or makes acquisitions. There are also other major capital recourse requirements relating to, among other things, the development of distribution channels in new countries of operations and the development and implementation of new technologies.
If the ability to generate cash flow were to decrease, whether due to the ongoing economic and financial crisis or otherwise, the Telefónica Group may need to incur additional debt or raise other forms of capital to support liquidity and recourses requirements for the sustained development and expansion of its business.
The performance of the financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the speed of the economic recovery, the health of the international banking system, the increasing concerns regarding the burgeoning deficits of some governments, etc. Worsening conditions in international financial markets due to any of these factors may make it more difficult and expensive for the Telefónica Group to refinance its debt or take on additional debt if necessary.
In addition, its capacity to raise capital in the international capital markets would be impaired if Telefónica’s credit ratings were downgraded, whether due to decreases in its cash flow or otherwise. Further, current market conditions make it more challenging to renew unused bilateral credit facilities.
The current financial crisis could also make it more difficult and costly for the Company’s current shareholders to launch rights issues or ask key investors for equity investments, even if further funds were needed for the Company to pursue its business plans.
Risks related to our industry
• Highly competitive markets. The Telefónica Group faces significant competition in all of the markets in which it operates. Therefore, it is subject to the effects of actions by competitors in these markets. These competitors could:
•	offer lower prices, more attractive discount plans or better services or features;
•	develop and deploy more rapidly new or improved technologies, services and products;

•	launch bundle offerings of one type of service with others;
•	in the case of the mobile industry, subsidize handset procurement; or
•	expand and extend their networks more rapidly.
Furthermore, some of these competitors in certain markets have, and some potential competitors may enjoy, in certain markets, competitive advantages, including the following:
•	greater brand name recognition;
•	greater financial, technical, marketing and other resources;
•	dominant position or significant market power;
•	better strategic alliances;
•	larger customer bases; and
•	well-established relationships with current and potential customers.
To compete effectively with these competitors, the Telefónica Group needs to successfully market its products and services and to anticipate and respond to various competitive factors affecting the relevant markets, such as the introduction of new products and services by its competitors, pricing strategies adopted by its competitors, changes in consumer preferences and in general economic, political and social conditions. The Telefónica Group’s inability to effectively compete could result in price reductions, lower revenues, under-utilization of the Group’s services, reduced operating margins and loss of market share. Any of these circumstances could negatively affect the Telefónica Group’s financial position, operating results and cash flow.
• Highly regulated markets. As a multinational telecommunications company that operates in regulated markets, the Telefónica Group is subject to different laws and regulations in each of the jurisdictions in which it provides services and in which supranational (e.g. the European Union), national, state, regional local authorities intervene to varying degrees and as appropriate.
This regulation is particularly strict in some of the countries in which the Company holds a dominant position. In this respect, the regulatory authorities regularly intervene in both the wholesale and retail offering and pricing of the Telefónica Group’s products and services.
Furthermore, the regulatory authorities could also adopt regulations or take other actions that could adversely affect the Telefónica Group, including revocation of or failure to renew any of its licenses, changes in the spectrum allocation or the grant of new licenses, authorizations or concessions to competitors to offer services in a particular market. They could also adopt, among others, measures or additional requirements to reduce roaming prices and fixed and/or mobile termination rates, force Telefónica to provide third-party access to its networks and impose economic fines for serious breaches. Such regulatory actions or measures could place significant competitive and pricing pressure on the Group’s operations, and could have a material adverse effect on the Telefónica Group’s financial position, operating results and cash flow.
In addition, since the Telefónica Group holds a leading market share in many of the countries where it operates, the Group could be affected by regulatory actions of antitrust or competition authorities. These authorities could prohibit certain actions, such as making further acquisitions or continuing to engage in particular practices or impose fines or other penalties on the Company, which, if significant, could result in loss of market share and/or in harm to future growth of certain businesses.
Specifically, the regulatory landscape in Europe will change as a consequence of the recent approval of the European Union’s new common regulatory framework, which must be transposed into national law by Member States by May 2011. The regulatory principles established for Europe suggest that the new frameworks in each Member State could result in increased regulatory pressure on the local competitive environment.

This framework supports the adoption of measures by national regulators, in specific cases and under exceptional conditions, establishing the functional separation between the wholesale and retail businesses of operators with significant market power and vertically integrated operators, whereby they would be required to offer equal wholesale terms to third-part operators that acquire these products. The new framework is also likely to strengthen consumer protection, network integrity and data privacy measures. The Company may also face new regulatory initiatives in the area of mobile termination rates and the provision of audiovisual content and services.
In some European countries, the Telefónica Group may also face increased pressure from regulatory initiatives aimed at reallocating spectrum rights of use and changing the policies regarding spectrum allocation which could lead to new procedures for awarding spectrum in Europe.
Finally, the recommendation on the application of the European regulatory policy to next-generation broadband networks being drawn up by the European Commission could play a key role in the incentives for operators to invest in net fixed broadband networks in the short and medium term, thus affecting the outlook for the business and competition in this market segment. The European Commission is currently drafting a recommendation on cost accounting and non-discrimination which could apply more regulatory pressure to fixed operators.
• Services are provided under licenses or concessions. Most of Telefónica’s operating companies require licenses, authorizations or concessions from the governmental authorities of the various countries. These licenses, authorizations and concessions specify the types of services Telefónica is permitted to offer under each circumstance.
The terms of its licenses, authorizations and concessions are subject to review by regulatory authorities in each country and to possible interpretation, modification of termination by these authorities. Moreover, authorizations, licenses and concessions, as well as their renewal terms and conditions, may be directly affected by political and regulatory factors.
The terms of these licenses, authorization and concessions and the conditions of the renewals of such licenses, authorizations and concessions vary from country to country. Although license, authorization and concession renewal is not usually guaranteed, most licenses, authorizations and concessions do address the renewal process and terms, which is usually related to the fulfillment of the commitments that were assumed by the grantee. As licenses, authorizations and concessions approach the end of their terms, the Telefónica Group intends to pursue their renewal to the extent provided by the contractual conditions of said licenses, authorizations or concessions, though the Group can not guarantee that it will always complete this process successfully.
Many of these licenses, authorizations and concessions are revocable for public interest reasons. The rules of some of the regulatory authorities with jurisdiction over the Telefónica Group’s operating companies require them to meet specified network build-out requirements and schedules. In particular, Telefónica’s existing licenses, authorizations and concessions typically require it to satisfy certain obligations, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines or revocation or forfeiture of the license, authorization or concession. In addition, the need to meet scheduled deadlines may require Telefónica Group operators to expend more resources than otherwise budgeted for a particular network build-out.
• Markets subject to constant technological development. The Telefónica Group’s future success depends, in part, on its ability to anticipate and adapt in a timely manner to technological changes. New products and technologies are constantly emerging, while existing products and services continue to develop. This need for constant technological innovation can render obsolete the products and services the Telefónica Group offers and the technology it uses, and may consequently reduce the revenue margins obtained and require investment in the development of new products, technology and services. In addition, the Company may be subject to competition in the future from other companies that are not subject to regulation as a result of the convergence of telecommunications technologies. As a result, it may be very expensive for the Telefónica Group to develop the products and technology it needs in order to continue to compete effectively with new or existing competitors. Such increased costs could adversely affect the Telefónica Group’s financial position, operating results and cash flow.

The Telefónica Group must continue to upgrade its existing mobile and fixed line networks in a timely and satisfactory manner in order to retain and expand the customer base in each of its markets, to enhancing its financial performance and to satisfy regulatory requirements. Among other things, the Telefónica Group could be required to upgrade the functionality of its networks to achieve greater service customization, to increased coverage of some of its markets, or expand and maintain customer service, network management and administrative systems.
Many of these tasks are not entirely under the Telefónica Group’s control and could be constrained by applicable regulation. If the Telefónica Group fails to execute these tasks efficiently, its services and products may become less attractive to new customers and the Company may lose existing customers to its competitors, which would adversely affect the Telefónica Group’s financial position, operating results and cash flow.
• Limitations on spectrum capacity could curtail growth. Telefónica’s mobile operations in a number of countries may rely on the availability of spectrum. The Company’s failure to obtain sufficient or appropriate capacity and spectrum coverage, as well as the related cost of obtaining this capacity, could have an adverse impact on the quality of our services and on the Company’s ability to provide new services, adversely affecting its business, financial position, operating results and cash flow.
• Supplier failures. The Telefónica Group depends upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Further, these suppliers may be adversely affected by current economic conditions. If these suppliers fail to deliver products and services on a timely basis, this could have an adverse impact on the Telefónica Group’s businesses and the results of its operations. Similarly, interruptions in the supply of telecommunications equipment for its networks could impede network development and expansion, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements.
• Risks associated with unforeseen network interruptions. Unanticipated network interruptions as a result of system failures whether accidental or otherwise, including due to network, hardware or software failures, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, fines or other types of measures imposed by regulatory authorities and could harm the Telefónica Group’s reputation. Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and building security. However, these measures are not effective under all circumstances and it is not possible to foresee every incident or action that could damage or interrupt the Telefónica Group’s networks. Although the Telefónica Group carries business interruption insurance, its insurance policy may not provide coverage in amounts sufficient to compensate it for any losses it may incur.
• Electromagnetic radio emissions and social awareness.
Over the last few years, the debate about the alleged potential effects of radio frequency emissions on human health has hindered the deployment of the infrastructures necessary to ensure quality of service.
Institutions and organizations, such as the World Health Organization WHO, have stated that exposure to radio frequency emissions generated by mobile telephony, within the limits established, has no adverse effects on health. In fact, a number of European countries, including Spain among others, have drawn up complete regulations reflecting the Recommendation of the Council of the European Union dated July 12, 1999 on the limitation of exposure of the general public to electromagnetic fields. These add planning criteria for new networks, thus ensuring compliance with the limits on exposure to radio frequency emissions.

New studies and research are underway. Specifically, the WHO has announced that in 2011 it will issue new recommendations on this matter in its Environmental Health Criteria. Whether or not other research or studies conclude that radiofrequency emissions could have a negative impact on health, popular concerns about radio frequency emissions may discourage the use of mobile communication devices and may result in significant restrictions on both the location and operation of cell sites, either or both of which could have a detrimental impact on the Telefónica Group’s mobile companies and consequently on its financial position, operating results and cash flow.
While the Telefónica Group is not currently aware of any evidence confirming a link between radio-frequency emissions and health problems and it continues to comply with good practices codes and relevant regulations, there can be no assurance of what future medical research may suggest.
• Risk of asset impairment. The Telefónica Group reviews on an annual basis, or more frequently where the circumstances require, the value of each of its assets and subsidiaries, to assess whether the carrying values of such assets and subsidiaries can be supported by the future cash flows expected, including, in some cases synergies included in acquisition cost. The current economic environment and its development in the short and medium term, as well as changes in the regulatory, business or political environment may result in the need to introduce impairment charges in its goodwill, intangible assets or fixed assets. Though the recognition of impairments of items of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the Telefónica Group’s operating results.
Other risks
• Litigation and other legal proceedings. The Telefónica Group is party to lawsuits and other legal proceedings in the ordinary course of its business, the financial outcome of which is generally uncertain. Litigation and regulatory proceedings are inherently unpredictable. An adverse outcome in, or any settlement of, these or other proceedings (including any that may be asserted in the future) could result in significant costs and may have a material adverse effect on the Telefónica Group’s business, financial position, results of operations and cash flow.
D.2	Indicate whether the company or group has been exposed to different types of risk (operational, technological, financial, legal, reputational, fiscal, etc.) during the year:
Yes
If so, indicate the circumstances and whether the established control systems worked adequately.
Risks occurring in the year
Venezuelan economy
Circumstances responsible for this occurrence
Key among these factors are the level of inflation reached in 2009 and the cumulative inflation rate over the last three years, the restrictions to the official foreign exchange market, and, finally, the devaluation of the bolivar on January 8, 2010.

Effectiveness of control systems
In accordance with the information appearing in Note 2 (“Basis of presentation of the consolidated financial statements” of the notes to the consolidated financial statements of Telefónica, S.A. for the year ended December 31, 2010, throughout 2009 and in the early part of 2010, a number of factors arose in the Venezuelan economy that led the Telefónica Group to reconsider how it translates the financial statements of investees and the recovery of its financial investments there. These include the level of inflation reached in 2009 and the cumulative inflation rate over the last three years, restrictions to the official foreign exchange market and, finally, the devaluation of the bolivar on January 8, 2010.
As a result, in accordance with IFRS, Venezuela must be considered a hyperinflationary economy in 2009. The main implications of this are as follows:
•
Adjustment of the historical cost of non-monetary assets and liabilities and the various items of equity of these companies from their date of acquisition or inclusion in the consolidated statement of financial position to the end of the year for the changes in purchasing power of the currency caused by inflation.

The cumulative impact of the accounting restatement to adjust for the effects of hyperinflation for years prior to 2009 is shown in translation differences at the beginning of the 2009 financial year.
•	Adjustment of the income statement to reflect the financial loss caused by the impact of inflation in the year on net monetary assets (loss of purchasing power).
•
Adjustments of the various components in the income statement and statement of cash flows for the general price index from the dates the components were contributed or arose, with a balancing entry in net financial results and an offsetting item in the statement of cash flows, respectively.

•	All components of the financial statements of the Venezuelan companies have been translated at the closing exchange rate.
In addition, regarding the devaluation of the Venezuelan bolivar on January 8, 2010, the two main factors to consider with respect to the Telefónica Group’s 2010 financial statements are:
•	The decrease in the Telefónica Group’s net assets in Venezuela as a result of the new exchange rate, with a balancing entry in equity of the Group.
•	The translation of results and cash flows from Venezuela at the new devalued closing exchange rate.
D.3	Indicate whether there is a committee or other governing body in charge of establishing and supervising these control systems.
Yes

If so, please explain its duties.

Name of Committee or Body	Description of duties

Audit and Control Committee	The Board of Directors of Telefónica, S.A. has constituted an Audit and Control Committee whose powers and duties and rules of operation are set out in the Company Bylaws and in the Regulations of the Board of Directors. Such regulations comply with all legal requirements as well as with the recommendations for good corporate governance issued by both national and international bodies.

Unless dealing with specific issues, the following shall be invited to attend Committee meetings: the External Auditor, representatives of the Legal General Secretariat and the Board, as well as representatives from the following departments: Strategic, Finance and Development, Internal Audit, Intervention and Inspection, Planning, Budgets and Control, Operations and Human Resources.

Occasionally, as mentioned above, other managers from within the Group are invited to inform the Committee on specific areas of interest to it.

The duties of the Committee are established in the Company Bylaws of Telefónica, S.A. (art. 31 bis), and in the Regulations of the Board of Directors (art. 21), as described in section B.2.3 of this Report.

In addition, the Company has designed a system of information to which the Chairman and the members of the Audit and Control Committee have access, through which they can obtain, if they wish, information on the conclusions of internal auditing reports and on the fulfillment of recommendations subject to specific monitoring.

Likewise, within the Group, Committees have been set up in those companies whose shares are listed on stock market in countries other than Spain, with similar duties to those described for the Audit and Control Committee of Telefónica, S.A.

D.4	Identify and describe the processes for compliance with the regulations applicable to the company and/or its group.
The vast majority of the companies comprising the Telefónica Group operate in the telecommunications sector, which is subject to regulation in nearly all the countries where the Group is present. Among the basic objectives of the internal control model described above is compliance with laws and regulations that affect the Telefónica Group’s activities. In particular, the Group has units exercising specific control over this type of risk, especially through its legal services and in the areas of corporate regulation in the Group companies.
E	GENERAL SHAREHOLDERS’ MEETINGS
E.1
Indicate the quorum required for constitution of the General Shareholders’ Meeting established in the company’s bylaws. Describe how it differs from the system of minimum quorums established in the LSA.

No

	Quorum % other than that	Quorum % other than that established in
	established in article 102 of the	article of the LSA for the special cases
	LSA for general cases	described in article 103
Quorum required for first call	0	0
Quorum required for second call	0	0
E.2	Indicate and, as applicable, describe any differences between the company’s system of adopting corporate resolutions and the framework set forth in the LSA):
Yes
Describe how they differ from the rules established under the LSA.
Description of differences
Article 21 of the Company Bylaws establishes that the General Shareholders’ Meeting shall adopt its resolutions with the majority of votes established by law, cast by the shareholders present in person or by proxy.

Each share whose holder is present at the General Shareholders’ Meeting in person or by proxy shall give the right to one vote, except in the case of non-voting shares, subject to the provisions of Law.
Notwithstanding the provisions of the preceding paragraph, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder.
In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed, and those held by other shareholders that have granted their proxy to the first-mentioned shareholder shall not be computed, without prejudice to the application of the aforementioned limit of 10 percent to each of the shareholders that have granted a proxy.
The limitation established in the preceding paragraphs shall also apply to the maximum number of shares that may be cast (individually or collectively) by a single shareholder or by shareholders belonging to the same group, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.
For purposes of the provisions contained in the preceding paragraph, the provisions of Section 4 of the current Securities Market Act of July 28, 1998 (in the reference to article 42 of the Commercial Code) shall apply in order to decide whether or not a group of entities exists and to examine the situations of control indicated above.
Without prejudice to the limitations upon the right to vote described above, all shares present at the Meeting shall be computed for purposes of determining the existence of a quorum in constituting the Meeting, provided, however, that the 10-percent limit on the number of votes established in this article shall apply to such shares at the time of voting.
Notwithstanding the above, in accordance with the provisions of article 515 of the Spanish Corporations Law, from July 1 2011 any clauses in the bylaws of listed corporations that restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group will be null and void.
E.3	List all shareholders’ rights regarding the General Shareholders’ Meetings other than those established under the LSA.
Telefónica grants all shareholders the rights related to the General Shareholders’ Meetings set out in the LSA.
Likewise, with a view to encouraging shareholders’ participation in the GSM, pursuant to Article 11 of the Regulations for the General Shareholders’ Meeting of Telefónica, S.A., shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Assistance Service [Oficina de la Accionista] regarding the organization and operation of the General Shareholders’ Meeting and the powers of the shareholders thereat.

E.4	Indicate the measures, if any, adopted to encourage participation by shareholders at General Shareholders’ Meetings.
The primary goal of the Regulations of the General Shareholders’ Meeting of Telefónica, S.A. is to offer the shareholder a framework that guarantees and facilitates the exercise of their rights in their relationship with the governing body of the Company. Particular emphasis is placed on the shareholders’ right to receive information and to participate in the deliberations and voting, by ensuring the widest possible dissemination of the call to meeting and of the proposed resolutions that are submitted to the shareholders at the General Shareholders’ Meeting. In addition to the measures required by the applicable law in effect, the following are specific measures envisaged in the Regulation of the General Shareholders’ Meeting with a view to facilitating shareholders’ attendance and participation in the Meeting:
*	WEBSITE
From the date of publication of the notice of the call to the General Shareholders’ Meeting, and in order to facilitate shareholders’ attendance and participation therein, the Company shall include in its website, to the extent available and in addition to the documents and information required by the Law, all materials that the Company deems advisable for such purposes and in particular, but not exclusively, the following:
a) The text of all the proposed resolutions that are to be submitted to the shareholders at the General Shareholders’ Meeting and that have by then been approved by the Board of Directors, provided, however, that the Board of Directors may amend such proposals up to the date of the Meeting when so permitted by the Law.
b) Information regarding the place where the General Shareholders’ Meeting is to be held, describing, when appropriate, the means of access to the meeting room.
c) The procedure to obtain attendance cards or certificates issued by the entities legally authorized to do so.
d) The means and procedures to grant a proxy for the General Shareholders’ Meeting.
e) If established, the means and procedures to cast votes from a distance.
f) Any other matters of interest for purposes of following the proceedings at the Meeting, such as whether or not simultaneous interpretation services will be provided, the possibility that the General Shareholders’ Meeting be followed by audio-visual means, or information in other languages.
The Company shareholders may obtain all the aforementioned information through the corporate website, or may request that it be sent or delivered to them without charge through the mechanisms established on the website for this purpose.
*	SUGGESTIONS MADE BY THE SHAREHOLDERS
As indicated above, without prejudice to the shareholders’ right, in such cases and under such terms as are provided in the Law, to have certain matters included in the Agenda for the Meeting that they request be called, the shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Assistance Service [Oficina del Accionista] regarding the organization and operation of the General Shareholders’ Meeting and the powers of the shareholders thereat.

Likewise, through the Shareholder Assistance Service, shareholders may request all types of information, documentation and clarifications required in relation to the General Shareholders’ Meeting, either through the Company website or by calling the toll-free line.
*	PROXY GRANTING AND REPRESENTATION
The Chairman of the General Shareholders’ Meeting, or the Secretary for the Meeting acting under a delegation of powers, shall resolve all questions arising in connection with the validity and effectiveness of the documents setting forth the right of any shareholder to attend the General Shareholders’ Meeting, whether individually or by grouping shares with other shareholders, as well as the granting of a proxy or of powers of representation to another person, and shall ensure that only such documents as fail to meet the minimum essential requirements are considered invalid or ineffective and provided that the defects therein have not been rectified.
E.5
Indicate whether the General Shareholders’ Meetings is presided by the Chairman of the Board of Directors. List measures, if any, adopted to guarantee the independence and correct operation of the General Shareholders’ Meeting.

Yes
Details of measures
The General Shareholders’ Meeting of Telefónica, S.A. has established its principles of organization and operation in a set of Regulations, approved by the General Shareholders’ Meeting, and the Chairman must always act in line with the principles, criteria and guidelines set out therein.
In addition to establishing the principles of organization and operation of the General Shareholders’ Meeting, gathering and organizing the different aspects of calling, organizing and holding the General Shareholders’ Meeting in a single text, the document provides mechanisms to:
•	Facilitate shareholders’ exercise of their relevant rights, with particular attention to the shareholders’ right to information and to participate in the deliberations and voting.
•
Ensure the utmost transparency and efficiency in the establishment of the shareholders’ will and in decision-making at the Meeting, ensuring the widest possible dissemination of the call to meeting and of the proposed resolutions.

Furthermore, in accordance with the Regulations of the Board of Directors, the conduct of the Chairman of the Board must always be in accordance with the decisions and criteria established by the shareholders at the General Shareholders’ Meeting (in addition to the Board of Directors and the Board Committees).

E.6	Indicate the amendments, if any, made to the General Shareholders’ Meeting regulations during the year.
In 2010, no amendments were made to the Regulations for the General Shareholders’ Meeting of Telefónica, S.A.
E.7	Indicate the attendance figures for the General Shareholders’ Meetings held during the year:

	Attendance data
			% remote voting
Date of general	% attending in		Electronic
meeting	person	% by proxy	means	Other	Total
02-06-2010	5.266	51.337	0.000	0.000	56.603
E.8	Briefly indicate the resolutions adopted at the General Shareholders’ Meetings held during the year and the percentage of votes with which each resolution was adopted.

GENERAL SHAREHOLDERS’ MEETING — JUNE 2, 2010

Result
Items on	Summary of		Votes		of the
agenda	proposal	Votes in favor	against	Abstentions	vote
I	Approval of the Annual Accounts for Fiscal Year 2009.	2,438,373,743 (94.39%)	19,365,905 (0.75%)	125,643,914 (4.86%)	Approved
II	Distribution of a dividend to be charged to unrestricted reserves.	2,461,526,695 (95.28%)	1,525,207 (0.06%)	120,331,660 (4.66%)	Approved
III	Authorization for acquisition of the Company’s own shares, directly or through companies of the Group.	2,422,022,950 (93.75%)	37,440,060 (1.45%)	123,920,552 (4.80%)	Approved

Result
Items on	Summary of		Votes		of the
agenda	proposal	Votes in favor	against	Abstentions	vote
IV	Delegation in favor of the Board of the power of issuing securities.	2,104,289,830 (81.45%)	294,732,182 (11.41%)	184,361,550 (7.14%)	Approved
V	Re-election of the Auditor for Fiscal Year 2010.	2,461,187,811 (95.27%)	2,749,057 (0.11%)	119,446,694 (4.62%)	Approved
VI	Delegation of powers to formalize, interpret, correct and implement the resolutions adopted by the General Shareholders’ Meeting.	2,445,794,459 (94.67%)	12,868,465 (0.50%)	124,720,638 (4.83%)	Approved
E.9	Indicate whether the bylaws impose any minimum requirement on the number of shares needed to attend the General Shareholders’ Meetings:
Yes

Number of shares required to attend the General Shareholders’ Meetings	300
E.10	Indicate and explain the policies pursued by the company with reference to proxy voting at the General Shareholders’ Meeting.
As indicated above, with a view to facilitating shareholders’ attendance and participation in the General Shareholders’ Meetings, the Company has established the following policies in keeping with the legislation in effect:
*	Voting by proxy at the General Shareholders’ Meeting:
•  Every shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, even if not a shareholder. The proxy must be granted specifically for each Meeting, either by using the proxy-granting form printed on the attendance card or in any other manner permitted by the Law.
•  Shareholders that do not hold the minimum number of shares required to attend the Meeting (300 shares) may at all times grant a proxy in respect thereof to a shareholder having the right to attend the Meeting, as well as group together with other shareholders in the same situation until reaching the required number of shares, following which a proxy must be granted to one of such shareholders.

*	Voting instructions:
• The documents setting forth the proxies or powers of attorney for the General Shareholders’ Meeting shall contain instructions regarding the direction of the vote. If no express instructions are given, it shall be understood that the proxy-holder must vote in favor of the proposed resolutions put forward by the Board of Directors regarding the matters on the agenda and against those proposals which, albeit not included in the Agenda, may be submitted to a vote in said Meeting
*	Proxies:
• If the document setting forth the proxy or power of attorney does not state the specific person or persons to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of any of the following: the Chairman of the Board of Directors of the Company, or the person that stands in for him as Chairman of the General Shareholders’ Meeting, or such person as is appointed by the Board of Directors, with notice of such appointment being given in advance in the official notice of the call to meeting.
Finally, to facilitate the maximum participation by shareholders, the Chairman of the General Shareholders’ Meeting, or the Secretary for the Meeting acting under a delegation of powers, shall resolve all questions arising in connection with the validity and effectiveness of the documents setting forth the right of any shareholder to attend the General Shareholders’ Meeting, as well as the granting of a proxy or of powers of representation to another person, and shall ensure that only such documents as fail to meet the minimum essential requirements are considered invalid or ineffective and provided that the defects therein have not been rectified.
E.11	Indicate whether the company is aware of the policy of institutional investors on whether or not to participate in the company’s decision-making processes:
No
E.12	Indicate the address and mode of accessing corporate governance content on your company’s website.

Telefónica complies with the applicable legislation and best practices in terms of the content of the website concerning Corporate Governance. In this respect, it fulfils both the technical requirements for access and for content for the Company website, through direct access from the homepage of Telefónica, S.A. (www.telefonica.es) in the section “Shareholders and Investors” (http://www.telefonica.es/investors/), which includes not only all of the information that is legally required, but also information that the Company considers to be of interest.

All the available information included on the Company website, except for certain specific documents, is available in three languages: Spanish, Portuguese and English.

F	DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the degree of the company’s compliance with Corporate Governance recommendations.

Should the company not comply with any of them, explain the recommendations, standards, practices or criteria the company applies.
1.
The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

See sections: A.9, B.1.22, B.1.23 and E.1, E.2.
Explain
According to Article 21 of the Company’s Bylaws, no shareholder can exercise votes in respect of more than 10 per cent of the total shares with voting rights outstanding at any time, irrespective of the number of shares they may own This restriction on the maximum number of votes that each shareholder can cast refers solely to shares owned by the shareholder concerned and cast on their own behalf. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 per cent voting ceiling.
The limitation established in the preceding paragraph shall also apply to the maximum number of shares that may be cast (individually or collectively) by a single shareholder or by shareholders belonging to the same group, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.
In addition, Article 25 of the Bylaws stipulates that no person may be appointed as Director unless they have held, for more than three years prior to their appointment, a number of shares of the Company representing a nominal value of at least 3,000 euros, which shares the Director may not transfer while in office. These requirements shall not apply to those persons who, at the time of their appointment, are related to the Company under an employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.
Article 26 of the Bylaws establishes that, in order for a Director to be appointed Chairman, Vice Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least the three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.
The Company Bylaws (article 21) restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group in order to achieve a suitable balance and protect the position of minority shareholders, thus avoiding a potential concentration of votes among a reduced number of shareholders, which could impact on the guiding principle that the General Shareholders’ Meeting must act in the interest of all the shareholders. Telefónica believes that this measure does not entail a device designed to block public tender offers, but rather guarantees that any takeover shall require, in the interest of all shareholders, an offer for one hundred percent of the capital, because, naturally, and as taught by experience, potential offerors may make their offer conditional upon the removal of the defense mechanism.

Notwithstanding the above, in accordance with the provisions of article 515 of the Spanish Corporations Law, from July 1 2011 any clauses in the bylaws of listed corporations that restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group will be null and void.
In addition, the special requirements for appointment as Director (Article 25 of the Bylaws) or as Chairman, Vice Chairman, Chief Executive Officer or member of the Executive Commission (Article 26 of the Bylaws) are justified by the desire that access to the management decision-making body and to the most significant positions thereon is reserved to persons who have demonstrated their commitment to the Company and who, in addition, have adequate experience as members of the Board, such that continuity of the management model adopted by the Telefónica Group may be assured in the interest of all of its shareholders and stakeholders. In any event, these special requirements may be waived by broad consensus among the members of the Board of Directors, namely, with the favorable vote of at least 85 percent of its members, as provided by the aforementioned articles of the Bylaws.
2.	When a dominant and a subsidiary company are stock market listed, the two should provide detailed disclosure on:
a)	The type of activity they engage in, and any business dealings between them as well as between the listed subsidiary and the other group companies;

b)	The mechanisms in place to resolve possible conflicts of interest.
See sections: C.4 and C.7
Not applicable
3.
Even when not expressly required under company law, any decisions involving a fundamental corporate change should be submitted to the General Shareholders’ Meeting for approval or ratification. In particular:

a)
The transformation of listed companies into holding companies through the process of subsidiarization, i.e. reallocating core activities to subsidiaries that were previously carried out by the originating firm, even though the latter retains full control of the former;

b)	Any acquisition or disposal of key operating assets that would effectively alter the company’s corporate purpose;

c)	Operations that effectively add up to the company’s liquidation;
Complies

4.
Detailed proposals of the resolutions to be adopted at the General Shareholders’ Meeting, including the information stated in Recommendation 28, should be made available at the same time as the publication of the Meeting notice.

Complies
5.	Separate votes should be taken at the General Meeting on materially separate items, so shareholders can express their preferences in each case. This rule shall apply in particular to:
a)	The appointment or ratification of directors, with separate voting on each candidate;

b)	Amendments to the bylaws, with votes taken on all articles or group of articles that are materially different.
See section: E.8
Complies
6.	Companies should allow split votes, so financial intermediaries acting as nominees on behalf of different clients can issue their votes according to instructions.
See section: E.4
Complies
7.
The Board of Directors should perform its duties with unity of purpose and independent judgment, according all shareholders the same treatment. It should be guided at all times by the company’s best interest and, as such, strive to maximize its value over time.

It should likewise ensure that the company abides by the laws and regulations in its dealings with stakeholders; fulfils its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.

Complies
8.
The board should see the core components of its mission as to approve the company’s strategy and authorize the organizational resources to carry it forward, and to ensure that management meets the objectives set while pursuing the company’s interests and corporate purpose. As such, the board in full should reserve the right to approve:

a)	The company’s general policies and strategies, and in particular:
i)	The strategic or business plan, management targets and annual budgets;

ii)	Investment and financing policy;

iii)	Design of the structure of the corporate group;

iv)	Corporate governance policy;

v)	Corporate social responsibility policy;

vi)	Remuneration and evaluation of senior officers;

vii)	Risk control and management, and the periodic monitoring of internal information and control systems;

viii)	Dividend policy, as well as the policies and limits applying to treasury stock.
See sections: B.1.10, B.1.13, B.1.14 and D.3
b)	The following decisions:
i)	On the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses.
See section: B.1.14.
ii)	Directors’ remuneration, and, in the case of executive directors, the additional consideration for their management duties and other contract conditions.
See section: B.1.14.
iii)	The financial information that all listed companies must periodically disclose.
iv)	Investments or operations considered strategic by virtue of their amount or special characteristics, unless their approval corresponds to the General Shareholders’ Meeting;
v)
The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Transactions which the company conducts with directors, significant shareholders, shareholders with board representation or other persons related thereto (“related-party transactions”).

However, board authorization need not be required for related-party transactions that simultaneously meet the following three conditions:
1. They are governed by standard form contracts applied on an across-the-board basis to a large number of clients;
2. They go through at market prices, generally set by the person supplying the goods or services;
3. Their amount is no more than 1% of the company’s annual revenues.

It is advisable that related-party transactions should only be approved on the basis of a favorable report from the Audit Committee or some other committee handling the same function; and that the directors involved should neither exercise nor delegate their votes, and should withdraw from the meeting room while the board deliberates and votes.
Ideally the above powers should not be delegated with the exception of those mentioned in b) and c), which may be delegated to the Executive Committee in urgent cases and later ratified by the full board.
See sections: C.1 and C.6
Complies
9.	In the interests of maximum effectiveness and participation, the Board of Directors should ideally comprise no fewer then five and no more than fifteen members.
See section: B.1.1
Explain
The complexity of the Telefónica Group organizational structure, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its economic and business relevance, justify the fact that the number of members of the Board is adequate to achieve an efficient and operative operation.
In addition, it is important to bear in mind the Company’s large number of Board committees, which ensures the active participation of all its Directors.
10.
External directors, proprietary and independent, should occupy an ample majority of board places, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

See sections: A.2, A.3, B.1.3 and B.1.14.
Complies
11.
In the event that some external director can be deemed neither proprietary nor independent, the company should disclose this circumstance and the links that person maintains with the company or its senior officers, or its shareholders.

See section: B.1.3
Complies
12.
That among external directors, the relation between proprietary members and independents should match the proportion between the capital represented on the board by proprietary directors and the remainder of the company’s capital.

This proportional criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent:
1.	In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, but where there are shareholders with high absolute value shareholdings.
2.	In companies with a plurality of shareholders represented on the board but not otherwise related.
See sections: B.1.3, A.2 and A.3
Explain
The aforementioned recommendation number 12 refers to the composition of the group of external Directors. As stated in section B.1.3 of this Annual Corporate Governance Report, at 31 December 2010, the group of external Directors of Telefónica, S.A. was composed of 14 members (of a total of 17 Members), of whom four are proprietary Directors, eight are independent and two fall under the “other external Directors” category.
Of the four proprietary directors, two act in representation of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), which holds 5.050% of the capital stock of Telefónica, S.A., and two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 6.279% of the capital stock.
Applying the proportional criteria established in article 243 of the Spanish Corporations Law (and formerly in article 137 of the LSA, to which Recommendation 12 of the Unified Code refers to), regarding the total number of directors, the stakes held by “la Caixa” and BBVA are sufficient to entitle each entity to appoint a director.
Moreover, it must be taken into account that Recommendation 12 stipulates that this strict proportionality criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent in large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested.
In this regard, Telefónica is the listed company on Spanish stock exchanges with the highest stock market capitalization, reaching the figure of 77,451 million euros at 31 December 2010, which means a very high absolute value of the stakes of “la Caixa” and BBVA in Telefónica (that of “la Caixa” is 3,911 million euros, and that of BBVA is 4,863 million euros), which justifies the overrepresentation of these entities on the Board of Directors, rising from one member of the board each (to which they would strictly have the right in accordance with Article 243 of the Spanish Corporations Law) to two members, i.e. permitting the appointment of just one more proprietary director over the strictly legal proportion.
13.	The number of independent directors should represent at least one third of all board members.
See section: B.1.3
Complies

14.
The nature of each director should be explained to the General Meeting of Shareholders, which will make or ratify his or her appointment. Such determination should subsequently be confirmed or reviewed in each year’s Annual Corporate Governance Report, after verification by the Nomination Committee. The said Report should also disclose the reasons for the appointment of proprietary directors at the urging of shareholders controlling less than 5% of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorship.

See sections: B.1.3 and B.1.4
Complies
15.
When women directors are few or non existent, the board should state the reasons for this situation and the measures taken to correct it; in particular, the Nomination Committee should take steps to ensure that:

a)	The process of filling board vacancies has no implicit bias against women candidates;
b)	The company makes a conscious effort to include women with the target profile among the candidates for board places.
See sections: B.1.2, B.1.27 and B.2.3.
Explain
In fact, the search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to appoint, by means of interim appointment and at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. María Eva Castillo Sanz as an Independent Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on April 22, 2008, and she was thus appointed as a Member of the Board of the Company for a term of five years.
Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. María Luz Medrano Aranguren as the Deputy Secretary General and Secretary of the Board of Directors of Telefónica.
Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors.

Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the board, so there is no implicit bias capable of impeding the selection of women directors, if, within the potential candidates, there are women candidates who meet the professional profile sought at each moment.
16.
The Chairman, as the person responsible for the proper operation of the Board of Directors, should ensure that directors are supplied with sufficient information in advance of board meetings, and work to procure a good level of debate and the active involvement of all members, safeguarding their rights to freely express and adopt positions; he or she should organize and coordinate regular evaluations of the board and, where appropriate, the company’s chief executive, along with the chairmen of the relevant board committees.

See section: B.1.42
Complies
17.
When a company’s Chairman is also its chief executive, an independent director should be empowered to request the calling of board meetings or the inclusion of new business on the agenda; to coordinate and give voice to the concerns of external directors; and to lead the board’s evaluation of the Chairman.

See section: B.1.21
Partially complies
Although there are no specific powers granted to an independent Director to these effects, the Company considers that this recommendation can be deemed as complied with for the following reasons:
In accordance with Article 29 of the Regulations of the Board of Directors, all the Directors of the Company, including all independent Directors, may request that a meeting of the Board of Directors be called whenever they consider it necessary, or that the items they deem appropriate be included in the Agenda.
• In addition, in accordance with article 13.3 of said Regulations, the Chairman of the Nominating, Compensation and Corporate Governance Committee —a post that shall always be given to an independent Director (article 22 of the Regulations)— and the Chairman of the Board of Directors shall be responsible for organizing and coordinating a periodic assessment of the Board.
18.	The Secretary should take care to ensure that the board’s actions:
a)	Adhere to the spirit and letter of laws and their implementing regulations, including those issued by regulatory agencies;
b)	Comply with the company bylaws and the regulations of the General Shareholders’ Meeting, the Board of Directors and others;

c)	Are informed by those good governance recommendations of the Unified Code that the company has subscribed to.
In order to safeguard the independence, impartiality and professionalism of the Secretary, his or her appointment and removal should be proposed by the Nomination Committee and approved by a full board meeting; the relevant appointment and removal procedures being spelled out in the board’s regulations.
See section: B.1.34
Complies
19.
The board should meet with the necessary frequency to properly perform its functions, in accordance with a calendar and agendas set at the beginning of the year, to which each director may propose the addition of other items.

See section: B.1.29
Complies
20.
Director absences should be kept to the bare minimum and quantified in the Annual Corporate Governance Report. When directors have no choice but to delegate their vote, they should do so with instructions.

See sections: B.1.28 and B.1.30
Complies
21.
When directors or the Secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, the person expressing them can request that they be recorded in the minute book.

Complies
22.	The board in full should evaluate the following points on a yearly basis:
a)	The quality and efficiency of the board’s operation;

b)	Starting from a report submitted by the Nomination Committee, how well the Chairman and chief executive have carried out their duties;

c)	The performance of its committees on the basis of the reports furnished by the same.
See section: B.1.19
Complies

23.
All directors should be able to exercise their right to receive any additional information they require on matters within the board’s competence. Unless the bylaws or board regulations indicate otherwise, such requests should be addressed to the Chairman or Secretary.

See section: B.1.42
Complies
24.
All directors should be entitled to call on the company for the advice and guidance they need to carry out their duties. The company should provide suitable channels for the exercise of this right, extending in special circumstances to external assistance at the company’s expense.

See section: B.1.41
Complies
25.
Companies should organize induction programs for new directors to acquaint them rapidly with the workings of the company and its corporate governance rules. Directors should also be offered refresher programs when circumstances so advise.

Complies
26.	Companies should require their directors to devote sufficient time and effort to perform their duties effectively, and, as such:
a)	Directors should apprise the Nomination Committee of any other professional obligations, in case they might detract from the necessary dedication;

b)	Companies should lay down rules about the number of directorships their board members can hold.
See sections: B.1.8, B.1.9 and B.1.17
Complies
27.
The proposal for the appointment or renewal of directors which the board submits to the General Shareholders’ Meeting, as well as provisional appointments by the method of co-option, should be approved by the board:

a)	On the proposal of the Nomination Committee, in the case of independent directors.

b)	Subject to a report from the Nomination Committee in all other cases.
See section: B.1.2
Complies

28.	Companies should post the following director particulars on their websites, and keep them permanently updated:
a)	Professional experience and background;

b)	Directorships held in other companies, listed or otherwise;

c)	An indication of the director’s classification as executive, proprietary or independent; In the case of proprietary directors, stating the shareholder they represent or have links with.

d)	The date of their first and subsequent appointments as a company director; and;

e)	Shares held in the company and any options on the same.
Complies
29.	Independent directors should not stay on as such for a continued period of more than 12 years.
See section: B.1.2
Complies
30.
Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the latter’s number should be reduced accordingly.

See sections: A.2, A.3 and B.1.2
Complies
31.
The Board of Directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where just cause is found by the board, based on a proposal from the Nomination Committee. In particular, just cause will be presumed when a director is in breach of his or her fiduciary duties or comes under one of the disqualifying grounds enumerated in section III. 5 (Definitions) of this Code.

The removal of independents may also be proposed when a takeover bid, merger or similar corporate operation produces changes in the company’s capital structure, in order to meet the proportionality criterion set out in Recommendation 12.
See sections: B.1.2, B.1.5 and B.1.26
Complies

32.
Companies should establish rules obliging directors to inform the board of any circumstance that might harm the organization’s name or reputation, tendering their resignation as the case may be, with particular mention of any criminal charges brought against them and the progress of any subsequent trial.

The moment a director is indicted or tried for any of the crimes stated in article 124 of the Public Limited Companies Act, the board should examine the matter and, in view of the particular circumstances and potential harm to the company’s name and reputation, decide whether or not he or she should be called on to resign. The board should also disclose all such determinations in the Annual Corporate Governance Report.
See sections: B.1.43, B.1.44
Complies
33.
All directors should express clear opposition when they feel a proposal submitted for the board’s approval might damage the corporate interest. In particular, independents and other directors unaffected by the conflict of interest should challenge any decision that could go against the interests of shareholders lacking board representation.

When the board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next Recommendation.
The terms of this Recommendation should also apply to the Secretary of the board, director or otherwise.
Complies
34.
Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the board. Irrespective of whether such resignation is filed as a significant event, the motive for the same must be explained in the Annual Corporate Governance Report.

See section: B.1.5
Not applicable
35.	The company’s remuneration policy, as approved by its Board of Directors, should specify at least the following points:
a)	The amount of the fixed components, itemized, where necessary, of board and board committee attendance fees, with an estimate of the fixed annual remuneration they give rise to;

b)	Variable components, in particular:
i)	The types of directors they apply to, with an explanation of the relative weight of variable to fixed remuneration items.

ii)	Performance evaluation criteria used to calculate entitlement to the award of shares or share options or any performance-related remuneration;

iii)	The main parameters and grounds for any system of annual bonuses or other non cash benefits; and

iv)	An estimate of the sum total of variable payments rising from the remuneration policy proposed, as a function of degree of compliance with pre-set targets or benchmarks.
c)	The main characteristics of pension systems (for example, supplementary pensions, life insurance and similar arrangements), with an estimate of their amount or annual equivalent cost.

d)	The conditions to apply to the contracts of executive directors exercising senior management functions. Among them:
i)	Duration;

ii)	Notice periods; and

iii)	Any other clauses covering hiring bonuses, as well as indemnities or ‘golden parachutes’ in the event of early termination of the contractual relation between company and executive director.
See section: B.1.15
Complies
36.
Remuneration comprising the delivery of shares in the company or other companies in the group, share options or other share-based instruments, payments linked to the company’s performance or membership of pension schemes should be confined to executive directors.

The delivery of shares is excluded from this limitation when directors are obliged to retain them until the end of their tenure.
See sections: A.3, B.1.3
Complies
37.
External directors’ remuneration should sufficiently compensate them for the dedication, abilities and responsibilities that the post entails, but should not be so high as to compromise their independence.

Complies
38.	In the case of remuneration linked to company earnings, deductions should be computed for any qualifications stated in the external auditor’s report.
Not applicable

39.
In the case of variable awards, remuneration policies should include technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, atypical or exceptional transactions or circumstances of this kind.

Complies
40.
The Board should submit a report on the directors’ remuneration policy to the advisory vote of the General Shareholders’ Meeting, as a separate point on the agenda. This report can be supplied to shareholders separately or in the manner each company sees fit.

The report will focus on the remuneration policy the board has approved for the current year, with reference, as the case may be, to the policy planned for future years. It will address all the points referred to in Recommendation 35, except those potentially entailing the disclosure of commercially sensitive information. It will also identify and explain the most significant changes in remuneration policy with respect to the previous year, with a global summary of how the policy was applied over the period in question.
The role of the Remuneration Committee in designing the policy should be reported to the Meeting, along with the identity of any external advisors engaged.
See section: B.1.16
Partially complies
At the Company’s Ordinary General Shareholders’ Meeting, the annual report regarding the Board of Directors compensation policy is given to shareholders for information purposes, containing the information stipulated in recommendation 40 of the Unified Good Governance Code and made available to shareholders from the date of publication of the call for the General Shareholders’ Meeting.
Telefónica provides extensive information at its Annual General Shareholders’ Meetings, through the presentations made thereat by the General Secretary and Secretary of the Board of Directors of the Company, regarding the contents and highlights of such Report on the Compensation Policy for the Board of Directors.
As regards submitting such report to a consultative vote at the General Shareholders’ Meeting, as a separate item on the agenda, Telefónica has not deemed it advisable because it believes that this matter falls outside the purview of the shareholders at a General Meeting and, in addition, because it is a highly strategic issue and a vote thereon might therefore lead to open debate at each Meeting, thus generating instability and uncertainty.

41.	The notes to the annual accounts should list individual directors’ remuneration in the year, including:
a)	a breakdown of the compensation obtained by each company director, to include where appropriate:
i)	Participation and attendance fees and other fixed director payments;

ii)	Additional compensation for acting as chairman or member of a board committee;

iii)	Any payments made under profit-sharing or bonus schemes, and the reason for their accrual;

iv)	Contributions on the director’s behalf to defined-contribution pension plans, or any increase in the director’s vested rights in the case of contributions to defined-benefit schemes;

v)	Any severance packages agreed or paid;

vi)	Any compensation they receive as directors of other companies in the group;

vii)	The remuneration executive directors receive in respect of their senior management posts;

viii)
Any kind of compensation other than those listed above, of whatever nature and provenance within the group, especially when it may be accounted a related-party transaction or when its omission would detract from a true and fair view of the total remuneration received by the director.

b)	An individual breakdown of deliveries to directors of shares, share options or other share-based instruments, itemized by:
i)	Number of shares or options awarded in the year, and the terms set for their execution;

ii)	Number of options exercised in the year, specifying the number of shares involved and the exercise price;

iii)	Number of options outstanding at the annual close, specifying their price, date and other exercise conditions;

iv)	Any change in the year in the exercise terms of previously awarded options.
c)	Information on the relation in the year between the remuneration obtained by executive directors and the company’s profits, or some other measure of enterprise results.
Partially complies
In accordance with article 28.4 of the Company Bylaws, the Notes to the Financial Statements shall set forth the compensation corresponding to each position or office on the Board and the Committees thereof (Chairman, Vice Chairman, Member). The compensation payable to executive Directors shall be reflected as an aggregate figure, but shall include a breakdown of the different compensation items.

In addition, the complexity of the organizational structure of the Telefónica Group, the variety and nature of the sectors in which it carries out its activity, its multinational nature and its economic and business relevance, justify the fact that said information is included in the mentioned manner, given that its publication in any other way could damage corporate interests.
42.
When the company has an Executive Committee, the breakdown of its members by director category should be similar to that of the board itself. The Secretary of the board should also act as secretary to the Executive Committee.

See sections: B.2.1 and B.2.6
Complies
43.	The Board should be kept fully informed of the business transacted and decisions made by the Executive Committee. To this end, all board members should receive a copy of the Committee’s minutes.
Complies
44.	In addition to the Audit Committee mandatory under the Securities Market Act, the Board of Directors should form a committee, or two separate committees, of Nomination and Remuneration.
The rules governing the make-up and operation of the Audit Committee and the committee or committees of Nomination and Remuneration should be set forth in the board regulations, and include the following:
a)
The Board of Directors should appoint the members of such committees with regard to the knowledge, aptitudes and experience of its directors and the terms of reference of each committee; discuss their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first board plenary following each meeting;

b)
These committees should be formed exclusively of external directors and have a minimum of three members. Executive directors or senior officers may also attend meetings, for information purposes, at the Committees’ invitation.

c)	Committees should be chaired by an independent director.
d)	They may engage external advisors, when they feel this is necessary for the discharge of their duties.
e)	Meeting proceedings should be minuted and a copy sent to all board members.
See sections: B.2.1 and B.2.3
Complies

45.
The job of supervising compliance with internal codes of conduct and corporate governance rules should be entrusted to the Audit Committee, the Nomination Committee or, as the case may be, separate Compliance or Corporate Governance committees.

Complies
46.	All members of the Audit Committee, particularly its chairman, should be appointed with regard to their knowledge and background in accounting, auditing and risk management matters.
Complies
47.	Listed companies should have an internal audit function, under the supervision of the Audit Committee, to ensure the proper operation of internal reporting and control systems.
Complies
48.
The head of internal audit should present an annual work programmed to the Audit Committee, report to it directly on any incidents arising during its implementation, and submit an activities report at the end of each year.

Complies
49.	Control and risk management policy should specify at least:
a)
The different types of risk (operational, technological, financial, legal, reputational, etc.) the company is exposed to, with the inclusion under financial or economic risks of contingent liabilities and other off-balance sheet risks;

b)	The determination of the risk level the company sees as acceptable;

c)	Measures in place to mitigate the impact of risk events should they occur;

d)	The internal reporting and control systems to be used to control and manage the above risks, including contingent liabilities and off-balance sheet risks.
See section: D
Complies
50.	The Audit Committee’s role should be:
1.	With respect to internal control and reporting systems:
a)
To supervise the preparation process and monitor the integrity of financial information on the Company and, if applicable, the Group, revising compliance with regulatory requirements, the adequate boundaries of the scope of consolidation and correct application of accounting principles.

b)	Review internal control and risk management systems on a regular basis, so main risks are properly identified, managed and disclosed.

c)
Monitor the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

d)
Establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.

2.	With respect to the external auditor:
a)	Make recommendations to the board for the selection, appointment, reappointment and removal of the external auditor, and the terms of his engagement.

b)	Receive regular information from the external auditor on the progress and findings of the audit programmed, and check that senior management are acting on its recommendations.

c)	Monitor the independence of the external auditor, to which end:
i)	The company should notify any change of auditor to the CNMV as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

ii)
The Committee should ensure that the company and the auditor adhere to current regulations on the provision of non-audit services, the limits on the concentration of the auditor’s business and, in general, other requirements designed to safeguard auditors’ independence;

iii)	The Committee should investigate the issues giving rise to the resignation of any external auditor.
d)	In the case of groups, the Committee should urge the group auditor to take on the auditing of all component companies.
See sections: B.1.35, B.2.2, B.2.3 and D.3
Complies
51.	The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.
Complies

52.	The Audit Committee should prepare information on the following points from Recommendation 8 for input to board decision-making:
a)
The financial information that all listed companies must periodically disclose. The Committee should ensure that interim statements are drawn up under the same accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review.

b)
The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Related-party transactions, except where their scrutiny has been entrusted to some other supervision and control committee.
See sections: B.2.2 and B.2.3
Complies
53.
The Board of Directors should seek to present the annual accounts to the General Shareholders’ Meeting without reservations or qualifications in the audit report. Should such reservations or qualifications exist, both the Chairman of the Audit Committee and the auditors should give a clear account to shareholders of their scope and content.

See section: B.1.38
Complies
54.	The majority of Nomination Committee members — or Nomination and Remuneration Committee members as the case may be — should be independent directors.
See section: B.2.1
Complies
55.	The Nomination Committee should have the following functions in addition to those stated in earlier recommendations:
a)
Evaluate the balance of skills, knowledge and experience on the board, define the roles and capabilities required of the candidates to fill each vacancy, and decide the time and dedication necessary for them to properly perform their duties.

b)	Examine or organize, in appropriate form, the succession of the chairman and chief executive, making recommendations to the board so the handover proceeds in a planned and orderly manner.
c)	Report on the senior officer appointments and removals which the chief executive proposes to the board.

d)	Report to the board on the gender diversity issues discussed in Recommendation 14 of this Code.
See section: B.2.3
Complies
56.	The Nomination Committee should consult with the company’s Chairman and chief executive, especially on matters relating to executive directors.
Any board member may suggest directorship candidates to the Nomination Committee for its consideration.
Complies
57.	The Remuneration Committee should have the following functions in addition to those stated in earlier recommendations:
a)	Make proposals to the Board of Directors regarding:
i)	The remuneration policy for directors and senior officers;

ii)	The individual remuneration and other contractual conditions of executive directors.

iii)	The standard conditions for senior officer employment contracts.
b)	Oversee compliance with the remuneration policy set by the company.
See sections: B.1.14, B.2.3
Complies
58.	The Remuneration Committee should consult with the Chairman and chief executive, especially on matters relating to executive directors and senior officers.
Complies
G	OTHER INFORMATION OF INTEREST
If you consider that there is any material aspect or principle relating to the Corporate Governance practices followed by your company that has not been addressed in this report, indicate and explain below.
GENERAL CLARIFICATION: It is hereby stated that the details contained in this report refer to the Financial Year ended on 31 December 2010, except in those issues in which a different date of reference is specifically mentioned.

• Note 1 to Section A.3.]
It should be noted that the Company has an Internal Code of Conduct for Securities Markets Issues setting out, among other issues, the general operating principles for Directors and senior executive officers when carrying out personal trades involving securities issued by Telefónica and financial instruments and contracts whose underlying securities or instruments are issued by the Company.
The general operating principles of this Internal Code of Conduct include transactions subject to notification, action limitations as well as the minimum holding period when acquiring securities in the Company, during which time these may not be transferred, except in the event of extraordinary situations that justify their transfer, subject to authorization by the Regulatory Compliance Committee.
• Note 2 to Section A.3.]
On 24 January 2011, Mr. César Alierta Izuel notified the CNMV of the direct acquisition of 5 shares of Telefónica, S.A.
On 24 January 2011, Mr. Julio Linares López notified the CNMV of the direct acquisition of 5 shares of Telefónica, S.A.
On 24 January 2011, Mr. José María Álvarez-Pallete López notified the CNMV of the direct acquisition of 5 shares of Telefónica, S.A.
• Note 3 to Section A.3.]
On March 5, 2007, the Executive Chairman of the Company, Mr. César Alierta Izuel, notified the CNMV of the purchase of 8,200,000 European call options on shares of Telefónica, S.A., to be settled by offset, with maturity on March 2, 2011, and an exercise price of 22 euros. In addition, on April 16, 2008, Mr. Alierta notified the National Securities Exchange Commission (CNMV) of the purchase of 2,000,000 European call options on shares of Telefónica, S.A., to be settled by offset, with maturity on March 2, 2011, and an exercise price of 30 euros.
On November 22, 2010, Mr. Carlos Colomer Casellas notified the CNMV of the sale of various put options on shares of Telefónica, S.A., to be settled by offset, with maturity on June 30, 2011. Mr. Colomer holds 49,053 put options on Telefónica shares, with an exercise price of 16.50 euros on 30,303 and 16 euros on the remaining 18,750.
The amounts appearing in Section A.3. of this report under “Number of direct options” (i.e. Mr. César Alierta Izuel, 493,431; Mr. Julio Linares López, 359,926; and Mr. José María Álvarez-Pallete López, 224,286) related to the maximum number of shares corresponding to the third, fourth and fifth phases of the “Performance Share Plan” to be delivered (from July 1, 2011, July 1, 2012 and July 1, 2013) if all the terms established for such delivery are met.
• Note 4 to Section A.6
Expanding on the existing strategic alliance agreement, on January 23, 2011, Telefónica and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Alliance Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica will acquire through its subsidiary Telefónica Internacional, S.A.U. a number of China Unicom shares amounting to 500 million US dollars from third parties, within nine months from the agreement date.

Following the completion of the transaction, Telefónica will hold, through its subsidiary Telefónica Internacional, S.A.U., approximately 9.7% of China Unicom’s voting share capital, based on the current share price, while China Unicom will own approximately 1.37% of Telefónica’s voting share capital. In recognition of China Unicom’s stake in Telefónica, the latter commits to proposing the appointment of a board member named by China Unicom in the next General Shareholders’ Meeting, in accordance with prevailing legislation and the Company’s Bylaws.
China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital.
• Note 5 to Section B.1.8.]
Shares in the company International Consolidated Airlines Group, S.A. (IAG) began trading on the London and Spanish stock exchanges on January 24, 2011.
• Note 6 to Section B.1.10.]
Although the investment and financing policy is not included literally in article 5.4. of the Regulations of the Board of Directors, in practice said policy is the exclusive competency of the Board of Directors of the Company.
Note 7 to Section B.1.11.]
In order to ensure maximum transparency in this matter, and in accordance with the information provided in the Notes to the Financial Statements corresponding to the financial year 2010, below we provide the remuneration and benefits received by the Directors of Telefónica, S.A. in the year 2010.
The compensation of Telefónica, S.A.’s Directors is governed by Article 28 of the Bylaws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors. In this respect, on April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros. This includes a fixed payment and fees for attending meetings of the Board of Director’s advisory or control Committees. In addition, the compensation provided for in the preceding paragraphs, deriving from membership on the Board of Directors, shall be compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.
Therefore, the compensation paid to Telefónica Directors in their capacity as members of the Board of Directors, the Executive Commission and/or the advisory and control Committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s advisory or control Committees. In this respect, it was also agreed that executive Board members other than the Chairman would not receive the fixed amounts established for their directorships, but only receive the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

The following table presents the fixed amounts established for membership to the Telefónica Board of Directors, Executive Commission and the advisory or control Committees:

		Executive	Advisory or Control
Position	Board of Directors	Commission	Committees
Chairman	300,000	100,000	28,000
Vice Chairman	250,000	100,000	—
Board member:
Executive	—	—	—
Proprietary	150,000	100,000	14,000
Independent	150,000	100,000	14,000
Other external	150,000	100,000	14,000
(Euros)
In addition, the amounts paid for attendance at each of the Advisory or Control Committee’s meetings is 1,250 euros.
Total compensation paid to Telefónica’s Directors for discharging their duties in 2010 amounted to 4,136,167 euros in fixed compensation and 321,250 euros in fees for attending the Board’s Advisory or Control Committees meetings. It should also be noted that the compensation paid to Company Directors sitting on the Boards of other Telefónica Group companies amounted to 1,780,898 euros. In addition, the Company Directors who are members of the regional advisory Committees, including the Telefónica Corporate University Advisory Council, received a total of 556,250 euros in 2010.
The following table presents the breakdown by item of the compensation and benefits paid to Telefónica’s Directors for discharging their duties in 2010:

			Other Board
		Executive	Committees
Board Members	Advisory	Commission	Fixed	Attendance fees	TOTAL
Chairman
Mr. César Alierta Izuel	300,000	100,000	—	—	400,000
Vice chairmen
Mr. Isidro Fainé Casas	250,000	100,000	—	—	350,000
Mr. Vitalino Manuel Nafría Aznar	250,000	—	56,000	26,250	332,250

			Other Board
		Executive	Committees
Board Members	Advisory	Commission	Fixed	Attendance fees	TOTAL
Members:
Mr. Julio Linares López	—	—	—	—	—
Mr. José María Abril Pérez	150,000	100,000	14,000	3,750	267,750
Mr. José Fernando de Almansa Moreno-Barreda	150,000	—	56,000	26,250	232,250
Mr. José María Álvarez-Pallete López	—	—	—	—	—
Mr. David Arculus	150,000	—	28,000	11,250	189,250
Ms. Eva Castillo Sanz	150,000	—	42,000	23,750	215,750
Mr. Carlos Colomer Casellas	150,000	100,000	56,000	23,750	329,750
Mr. Peter Erskine	150,000	100,000	56,000	36,250	342,250
Mr. Alfonso Ferrari Herrero	150,000	100,000	106,167	48,750	404,917
Mr. Luiz Fernando Furlán	150,000	—	14,000	3,750	167,750
Mr. Gonzalo Hinojosa Fernández de Angulo	150,000	100,000	98,000	51,250	399,250
Mr. Pablo Isla Álvarez de Tejera	150,000	—	84,000	18,750	252,750
Mr. Antonio Massanell Lavilla	150,000	—	70,000	31,250	251,250
Mr. Francisco Javier de Paz Mancho	150,000	100,000	56,000	16,250	322,250
TOTAL	2,600,000	800,000	736,167	321,250	4,457,417
(Euros)
In addition, the breakdown of the total paid to executive Directors Mr. César Alierta Izuel, Mr. Julio Linares López and Mr. José María Álvarez-Pallete López for discharging their executive duties by item is as follows:

2010
ITEMS	(euros)
Salaries	6,356,975
Variable compensation	8,186,448
Compensation in kind (1)	117,290
Contributions to pension plans	25,444

(1)	“Compensation in kind” includes life and other insurance premiums (general medical and dental insurance).

In addition, with respect to the Pension Plan for Senior Executives, the total amount of contributions made by the Telefónica Group in 2010 in respect of executive directors was 1,925,387 euros.
In relation to the “Performance Share Plan” approved at the General Shareholders’ Meeting of June 21, 2006, the maximum number of shares corresponding to the third, fourth and fifth — and final — phases of the Plan will be given (on July 1, 2011, July 1, 2012 and July 1, 2013) to each of Telefónica, S.A.’s executive Directors if all the terms established for such delivery are met, is as follows: Mr. César Alierta Izuel (148,818 shares in the third phase, 173,716 shares in the fourth phase, and 170,897 shares in the fifth phase); Mr. Julio Linares López (101,466 shares in the third phase, 130,287 shares in the fourth phase and 128,173 shares in the fifth phase); Mr. José María Álvarez-Pallete López (67,644 shares in the third phase, 78,962 shares in the fourth phase and 77,680 shares in the fifth phase). Similarly, with respect to the execution of the second phase of the Plan in July 2010, since the Total Shareholder Return (“TSR”) of Telefónica was higher in this phase than the TSRs of companies representing 75% of the market cap of the comparison group, the beneficiaries received, in accordance with the general terms and conditions of the Plan, all the shares assigned to them as follows: Mr. César Alierta Izuel, 116,239 shares; Mr. Julio Linares López, 57,437 shares; Mr. José María Álvarez-Pallete López, 53,204 shares.
Furthermore, at the General Shareholders’ Meeting of Telefónica, S.A. on June 23, 2009, its shareholders approved the “Global Employee Share Plan”, a Telefónica, S.A. share incentive plan for Group employees worldwide, including executives and executive Directors of the Company,.
The three executive Directors decided to participate in this plan, contributing the maximum, i.e. 100 euros a month, over 12 months. Therefore, at the date of preparing these financial statements, the three executive Directors had acquired a total of 78 shares through this plan, whereby they are entitled to receive, free of charge, an equivalent number of shares providing that, among other conditions, they retain the acquired shares during the consolidation period (12 months from the end of the acquisition period).
It should be noted that the external Directors do not receive and did not receive in 2010 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.
In addition, the Company does not grant and did not grant in 2010 any advances, loans or credits to the Directors, or to its top executives, thus complying with the requirements of the U.S.A. Sarbanes-Oxley Act, which is applicable to Telefónica, S.A. as a listed company in that market.
• Note 8 to Section B.1.11.]
Subsection b). The “Fixed Payment” includes both the amounts of the salaries received from other Telefónica Group companies by the members of the Board of Directors in their capacity as executives, and the amount received by the members of the Board of Directors as fixed allowance for belonging to the Board of Directors of any of the companies of the Group or of its respective Committees.
• Note 9 to Section B.1.11.]
It is noted that the total amount of the contributions made by the Telefónica Group during 2010 to the Pension Plan for Senior Executives was 1,925,387 euros on behalf of executive Directors is recorded under the category “Other” in the compensation tables included under points a) and b) of section B.1.11 of the 2010 Annual Corporate Governance Report, as it was done in the Annual Corporate Governance Reports for 2008 and 2009.

This is because said Plan is an employee benefit that differs to the general pension plan by which Telefónica remunerates its employees (including executive Directors) which is recorded under the sections on “Pension Funds and Plans” in the aforementioned section B.1.11 of the Annual Corporate Governance Report.
• Note 10 to Section B.1.12.]
“Total remuneration received by senior management” includes the economic valuation of the compensation received under the “Performance Share Plan”, as well as contributions made by the Telefónica Group in 2010 to the Pension Plan.
In order to ensure maximum transparency in this matter, and in accordance with the information provided in the Notes to the Financial Statements corresponding to the financial year 2010, below we provide the remuneration and benefits received by the Senior Executives of Telefónica, S.A. in the year.
The six senior executives of the Company, excluding those that are Directors, received a total for all items in 2010 of 10,830,531 euros. In addition, the contributions made by the Telefónica Group in 2010 with respect to the Pension Plan for these senior executive officers amounted to 926,004 euros.
Furthermore, the maximum number of shares corresponding to the third, fourth and five-an last- phases of the “Performance Share Plan” assigned to the Company’s senior executives for each of the periods is: 306,115 shares for the third phase, 394,779 shares for the fourth phase and 350,485 shares for the fifth phase. Similarly, as explained above, these senior executives received a total of 251,681 shares in the second phase of the Plan.
Finally, with regards to the “Global Employee Share Plan”, at the date of preparing these Financial Statements, the abovementioned six senior executives had acquired, under this plan, a total of 152 shares.
• Note 11 to Section B.1.21.]
Although there are no specific powers granted to an independent Director to these effects, the Company considers that this recommendation can be deemed as complied with for the following reasons:
• In accordance with Article 29 of the Regulations of the Board of Directors, all the Directors of the Company, including all independent Directors, may request that a meeting of the Board of Directors be called whenever they consider it necessary, or that the items they deem appropriate be included in the Agenda.
• Furthermore, in accordance with Article 13.3 of said Regulations, the Chairman of the Board of Directors, together with the Chairman of the Nominating, Compensation and Corporate Governance Committee — who shall in all events be an independent Director (Article 22 of the Regulations) — shall be responsible for organizing and coordinating a periodic assessment of the Board.
• Note 12 to Section B.1.29.]
In 2010, the other Board Committees held the following meetings:
•	Human Resources and Corporate Reputation and Responsibility Committee: 5
•	Regulation Committee: 5

•	Service Quality and Customer Service Committee: 4
•	International Affairs Committee: 4
•	Innovation Committee: 11
•	Strategy Committee: 11
• Note 13 to Section B.1.31.]
In accordance with the US securities market regulations, the information contained in the Annual Report on form 20-F (which includes the consolidated Annual Financial Statements of the Telefónica Group), filed with the Securities and Exchange Commission, is certified by the Executive Chairman of the Company, Mr. César Alierta Izuel, and by the General Manager of Strategy, Finance and Development, Mr. Santiago Fernández Valbuena. This certification is made after the Financial Statements have been prepared by the Board of Directors of the Company.
• Note 14 to Section B.1.39.]
Financial year 1983 was the first audited by an external auditor. Prior to that, the financial statement were revised by chartered accountants (‘censores de cuentas’). Therefore, 1983 is the base year taken for calculating the percentage in the case of audits of the Individual Annual Accounts of Telefónica, S.A. and 1991 is the date taken for the calculation of the percentage in the case of the Consolidated Annual Accounts, as 1991 was the first year in which the Telefónica Group prepared Consolidated Annual Accounts.
• Note 15 to Section C.2.]
The transactions included under “Commitments Undertaken” in amounts of 11,062,000, 134,637, 800,000 and 407 euros, the first two of which are with Banco Bilbao Vizcaya Argentaria, S.A. and the last two with Caja de Ahorros y Pensiones de Barcelona, “la Caixa”, entail transactions with derivatives.
• Note 16 to Section F. Recommendation 34]
Notwithstanding the information provided in this section, it is hereby noted that in 2010 no Director of the Company gave up their office before their tenure expired.
You may include in this section any other information, clarification or observation related to the above sections of this report.
Specifically indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when different to that required by this report.

Binding definition of independent director:
List any independent directors who maintain, or have maintained in the past, a relationship with the company, its significant shareholders or managers, when the significance or importance thereof would dictate that the directors in question may not be considered independent pursuant to the definition set forth in section 5 of the Unified Good Governance Code.
No
This annual corporate governance report was approved by the company’s Board of Directors at its meeting held on 23 February 2011.
Indicate whether any directors voted against or abstained from voting on the approval of this report.
No
*****

Audit Report
TELEFÓNICA, S.A.
Financial Statements and Management Report
for the year ended
December 31, 2010

Translation of a report and financial statements originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails (See Note 23)
AUDIT REPORT ON THE FINANCIAL STATEMENTS
To the Shareholders of
Telefónica, S.A.
We have audited the financial statements of Telefónica, S.A., which comprise the balance sheet at December 31, 2010, the income statement, the statement of changes in equity, the cash flow statement, and the notes thereto for the year then ended. The Company’s Directors are responsible for the preparation of the financial statements in accordance with the regulatory framework for financial information applicable to the entity in Spain (identified in Note 2.a) to the notes to the financial statements), and specifically in accordance with the accounting principles and criteria contained therein. Our responsibility is to express an opinion on the aforementioned financial statements taken as a whole, based upon work performed in accordance with the regulatory audit standards prevailing in Spain, which require the examination, through the performance of selective tests, of the evidence supporting the financial statements and the evaluation of whether their presentation, the accounting principles and criteria applied and the estimates made are in agreement with the applicable regulatory framework for financial information.
In our opinion, the accompanying 2010 financial statements give a true and fair view, in all material respects, of the equity and financial position of Telefónica, S.A. at December 31, 2010, and of the results of its operations and cash flow for the year then ended, in conformity with the applicable regulatory framework for financial information in Spain, and specifically the accounting principles and criteria contained therein.
The accompanying 2010 management report contains such explanations as the Directors consider appropriate concerning the situation of the Company, the evolution of its business and other matters; however, it is not an integral part of the financial statements. We have checked that the accounting information included in the aforementioned management report agrees with the 2010 financial statements. Our work as auditors is limited to verifying the management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the Company’s accounting records.

ERNST & YOUNG, S.L.
/s/ José Luis Perelli Alonso
José Luis Perelli Alonso

April 14, 2011
Domicilio Social: PI. Pablo Ruiz Picasso, 1. 28020 Madrid
Inscrita en el Registro Mercantil de Madrid al
Tomo 12749, Libro 0, Folio 215, Sección 8a,
Hoja M-23123, Inscripción 116. C.I.F. B-78970506

TELEFÓNICA, S.A.
ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT
REPORT
FOR THE YEAR ENDED DECEMBER 31, 2010

1

TELEFÓNICA, S.A.
BALANCE SHEET AT DECEMBER 31
(Millions of euros)

	Notes	2010	2009
ASSETS

NON-CURRENT ASSETS		87,748	75,589

Intangible assets	5	71	129
Patents, licenses, trademarks, and others		4	45
Software		14	19
Other intangible assets		53	65
Property, plant and equipment	6	381	411
Land and buildings		150	178
Property, plant and equipment		157	179
Property, plant and equipment under construction and prepayments		74	54
Investment property	7	345	328
Land		65	65
Buildings		280	263
Non-current investments in Group companies and associates	8	81,726	70,565
Equity instruments		78,870	66,542
Loans to companies		2,832	4,000
Other financial assets		24	23
Non-current financial investments	9	3,008	3,059
Equity instruments		473	544
Loans to third parties		36	59
Derivatives	16	2,486	2,358
Other financial assets		13	98
Deferred tax assets	17	2,217	1,097

CURRENT ASSETS		5,369	9,549

Non-current assets held for sale	8	624	—
Trade and other receivables	10	574	844
Current investments in Group companies and associates	8	3,335	3,199
Loans to companies		3,295	3,141
Derivatives		12	29
Other financial assets		28	29
Current financial investments	9	414	522
Loans to companies		29	5
Derivatives	16	360	517
Other financial assets		25	—
Current deferred expenses		6	13
Cash and cash equivalents		416	4,971
Cash and cash equivalents		416	4,971

TOTAL ASSETS		93,117	85,138

The accompanying Notes 1 to 23 and Appendix I are an integral part of these balance sheets.

TELEFÓNICA, S.A.
BALANCE SHEET AT DECEMBER 31
(Millions of euros)

	Notes	2010	2009
EQUITY AND LIABILITIES

EQUITY		29,400	28,290

CAPITAL AND RESERVES		29,550	28,617

Share capital	11	4,564	4,564
Share premium	11	460	460
Reserves	11	24,710	20,145
Legal		984	984
Other reserves		23,726	19,161
Treasury shares and own equity instruments	11	(1,376)	(527)
Profit for the year	3	4,130	6,252
Interim dividend	3	(2,938)	(2,277)

UNREALIZED GAINS (LOSSES) RESERVE	11	(150)	(327)

Available-for-sale financial assets		(5)	(91)
Hedging instruments		(145)	(236)

NON-CURRENT LIABILITIES		43,693	40,642

Non-current provisions		42	42
Other provisions		42	42
Non-current borrowings	12	8,009	8,579
Bonds and other marketable debt securities	13	148	192
Bank borrowings	14	6,822	6,833
Derivatives	16	1,031	1,488
Other debts		8	66
Non-current borrowings from Group companies and associates	15	34,864	31,984
Deferred tax liabilities	17	778	37

CURRENT LIABILITIES		20,024	16,206

Current provisions		4	4
Current borrowings	12	1,455	2,121
Bonds and other marketable debt securities	13	104	335
Bank borrowings	14	1,176	481
Derivatives	16	175	1,305
Current borrowings from Group companies and associates	15	16,009	13,829
Trade and other payables	18	2,522	244
Current deferred income		34	8

TOTAL EQUITY AND LIABILITIES		93,117	85,138

The accompanying Notes 1 to 23 and Appendix I are an integral part of these balance sheets.

TELEFÓNICA, S.A.
INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31

(Millions of euros)	Notes	2010	2009

Revenue from operations	19	7,439	6,863
Rendering of services to Group companies and associates		583	433
Rendering of services to non-group companies		4	5
Dividends from Group companies and associates		6,474	5,763
Interest income on loans to Group companies and associates		378	662
Impairment and gains (losses) on disposal of financial instruments	19	(1,985)	1,080
Impairment losses and other losses	8	(1,985)	1,087
Gains (losses) on disposal and other gains and losses		—	(7)
Other operating income	19	103	145
Non-core and other current operating revenues — Group companies and associates		91	88
Non-core and other current operating revenues — non-group companies		12	57
Personnel expenses	19	(193)	(169)
Wages, salaries and others		(165)	(140)
Social security costs		(28)	(29)
Other operating expenses		(687)	(375)
External services — Group companies and associates	19	(85)	(74)
External services — non-group companies	19	(592)	(290)
Taxes other than income tax		(10)	(11)
Depreciation and amortization	5, 6 and 7	(70)	(68)
Gains (losses) on disposal of fixed assets		(11)	—

OPERATING PROFIT		4,596	7,476

Finance revenue	19	224	104
From equity investments of third parties		37	16
From marketable securities and other financial instruments		187	88
Finance costs	19	(1,812)	(1,888)
Borrowings from Group companies and associates		(1,791)	(1,717)
Third-party borrowings		(21)	(171)
Change in fair value of financial instruments		(245)	(11)
Trading portfolio and other securities		(2)	23
Gain (loss) on available-for-sale financial assets recognized in the period	11	(243)	(34)
Exchange gains (losses)	19	122	(75)

NET FINANCIAL EXPENSE		(1,711)	(1,870)

PROFIT BEFORE TAX	21	2,885	5,606

Income tax	17	1,245	646

PROFIT FOR THE YEAR		4,130	6,252

The accompanying Notes 1 to 23 and Appendix I are an integral part of these income statements.

TELEFÓNICA, S.A.
STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31
A) STATEMENT OF RECOGNIZED INCOME AND EXPENSE

(Millions of euros)	Notes	2010	2009

Profit for the period		4,130	6,252
Total income and expense recognized directly in equity	11	(44)	(146)
From measurement of available-for-sale financial assets		(120)	164
From cash flow hedges		57	(371)
Income tax		19	61
Total amounts transferred to income statement	11	221	(30)
From measurement of available-for-sale financial assets		243	34
From cash flow hedges		73	(76)
Income tax		(95)	12

TOTAL RECOGNIZED INCOME AND EXPENSE		4,307	6,076

The accompanying Notes 1 to 23 and Appendix are an integral part of these statements of changes in equity.

TELEFÓNICA, S.A.
B) STATEMENTS OF TOTAL CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31

							Net
				Treasury shares and			unrealized
	Share	Share		own equity	Profit for the	Interim	gains (losses)
(Millions of euros)	capital	premium	Reserves	investments	year	dividend	reserve	TOTAL

Balance at December 31, 2008	4,705	460	24,087	(2,179)	2,700	(2,296)	(151)	27,326

Total recognized income and expense	—	—	—	—	6,252	—	(176)	6,076
Transactions with shareholders and owners	(141)	—	(4,346)	1,652	—	(2,277)	—	(5,112)
Capital decreases	(141)	—	(2,167)	2,308	—	—	—	—
Dividends paid	—	—	(2,280)	—	—	(2,277)	—	(4,557)
Transactions with treasury shares or own equity instruments (net)	—	—	101	(656)	—	—	—	(555)
Appropriation of prior year profit (loss)	—	—	404	—	(2,700)	2,296	—	—

Balance at December 31, 2009	4,564	460	20,145	(527)	6,252	(2,277)	(327)	28,290

Total recognized income and expense	—	—	—	—	4,130	—	177	4,307
Transactions with shareholders and owners	—	—	(2,959)	(849)	—	(2,938)	—	(6,746)
Capital decreases	—	—	—	—	—	—	—	—
Dividends paid	—	—	(2,934)	—	—	(2,938)	—	(5,872)
Transactions with treasury shares or own equity instruments (net)	—	—	(25)	(849)	—	—	—	(874)
Other movements	—	—	3,549	—	—	—	—	3,549
Appropriation of prior year profit (loss)	—	—	3,975	—	(6,252)	2,277	—	—

Balance at December 31, 2010	4,564	460	24,710	(1,376)	4,130	(2,938)	(150)	29,400

The accompanying Notes 1 to 23 and Appendix I are an integral part of these statements of changes in equity.

TELEFÓNICA, S.A.
CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31

(Millions of euros)	Notes	2010	2009

A) CASH FLOWS FROM OPERATING ACTIVITIES		6,833	8,437

Profit before tax		2,885	5,606
Adjustments to profit:		(3,115)	(5,567)
Depreciation and amortization	5, 6 and 7	70	68
Impairment of investments in Group companies and associates	8	1,985	(1,087)
Impairment of investments in non-group companies		—	7
Change in trade provisions		(40)	—
Losses on disposal of property, plant and equipment		11	—
Dividends from Group companies and associates	19	(6,474)	(5,763)
Interest income on loans to Group companies and associates	19	(378)	(662)
Net financial expense	19	1,711	1,870
Change in working capital		310	16
Trade and other receivables		53	86
Other current assets		(64)	(51)
Trade and other payables		392	47
Other current liabilities		(50)	1
Other non-current assets and liabilities		(21)	(67)
Other cash flows from operating activities	21	6,753	8,382
Net interest paid		(1,061)	(974)
Dividends received		6,621	7,784
Income tax receipts (payments)		1,193	1,572

B) CASH FLOWS (USED IN) / FROM INVESTING ACTIVITIES		(8,429)	804

Payments on investments	21	(10,521)	(1,403)
Proceeds from disposals	21	2,092	2,207

C) CASH FLOWS USED IN FINANCING ACTIVITIES		(2,992)	(4,790)

Proceeds from/(payments on) equity instruments	11	(883)	(311)
Proceeds from/(payments on) financial liabilities	21	3,763	78
Debt issues		14,848	8,338
Repayment and redemption of debt		(11,085)	(8,260)
Dividends paid	11	(5,872)	(4,557)

D) NET FOREIGN EXCHANGE DIFFERENCE		33	(85)

E) NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS		(4,555)	4,366

Cash and cash equivalents at January 1		4,971	605
Cash and cash equivalents at December 31		416	4,971
Notes 1 to 23 and Appendix I are an integral part of these cash flow statements.

TELEFÓNICA, S.A.
NOTES TO THE FINANCIAL STATEMENT FOR THE YEAR ENDED
DECEMBER 31, 2010
(1)	INTRODUCTION AND GENERAL INFORMATION
Telefónica, S.A. (“Telefónica” or the “Company”) is a public limited company incorporated on April 19, 1924 for an indefinite period, under the corporate name of Compañía Telefónica Nacional de España, S.A. It adopted its present name in April 1998.
The Company’s registered office is at Gran Vía 28, Madrid (Spain), and its Employer Identification Number (CIF) is A-28/015865.
Telefónica’s basic corporate purpose, pursuant to Article 4 of its Bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.
In keeping with the above, Telefónica is currently the parent company of a group that operates mainly in the telecommunications, media and entertainment industries, providing a wide range of services on the international stage.
The Company is taxed under the general tax regime established by the Spanish State, the Spanish Autonomous Communities and local governments, and files consolidated tax returns with most of the Spanish subsidiaries of its Group under the consolidated tax regime applicable to corporate groups.
(2)	BASIS OF PRESENTATION
a) True and fair view
The accompanying financial statements have been prepared from Telefónica, S.A.’s accounting records by the Company’s Directors in accordance with the accounting principles and standards contained in the Code of Commerce, developed in the Spanish GAAP in force (2007 Spanish GAAP) and other prevailing legislation at the date of these financial statements, to give a true and fair view of the Company’s equity, financial position, results of operations and of the cash flows obtained and applied in 2010.
The figures in these financial statements are expressed in millions of euros, unless indicated otherwise, and therefore may be rounded. The euro is the Company’s functional currency.

b) Comparison of information
The aforementioned 2007 Spanish GAAP were subsequently amended by Royal Decree 1159/2010 of September 17, which affects individual financial statements as from January 1, 2010. The third and fifth transitional provisions of this Royal Decree establish that the new criteria are not to be applied retroactively, and therefore the comparative information for 2009 has not been modified under the new criteria. The financial statements for the year ended December 31, 2010 are therefore considered to be the opening financial statements in order to comply with the consistency principle and comparability requirement.
Acquisition of Brasilcel, N.V. and subsequent merger with Telefónica, S.A.
On July 28, 2010, Telefónica and Portugal Telecom, SGPS, S.A. signed an agreement for the acquisition by Telefónica, S.A. of 50% of the capital stock of Brasilcel, N.V. owned by Portugal Telecom. Brasilcel owned, approximately, 60% of Vivo Participaçoes, S.A. The acquisition price for the aforementioned capital stock of Brasilcel, N.V. is 7,500 million euros, of which 2,000 million euros will be paid on October 31, 2011 (Note 18), although Portugal Telecom will be able to request for this last payment to be made on July 29, 2011. This agreement also establishes inter alia that Portugal Telecom waives the declared dividend payable by Brasilcel, N.V. amounting to 49 million euros, which were recognized as a reduction in the cost of this acquisition. Taking into account the conditions established, the discounted price at which this acquisition was recognized is 7,419 million euros (See Notes 8.1 and 8.4).
Subsequently, on September 27, 2010 the two boards of directors approved the merger of Telefónica and Brasilcel, N.V., which was recognized on that date. This merger was subscribed in the Mercantile Registry on December 21, 2010 and gave rise to a reserve of 3,602 million euros, reduced by 49 million euros corresponding to the aforementioned dividends. The net amount by which Telefónica, S.A.’s equity was affected by this transaction was therefore 3,553 million euros (See Note 11).
Reduction of stake in Portugal Telecom, SGPS, S.A.
On June 23, Telefónica S.A. reduced its ownership interest in Portugal Telecom, SGPS, S.A. (hereinafter Portugal Telecom) by 6.49%, receiving a cash inflow of 512 million euros from the sale of the owernship interest. In addition, Telefónica signed three equity swap contracts with different financial entities. These swaps are based on the share price of Portugal Telecom and are settled for by differences, thereby obtaining the same economic returns. The value of these contracts at year end is recognized under Non-current assets held for sale. At December 31, 2010 Telefónica, S.A. holds a 2.02% interest in Portugal Telecom, which was also reclassified to this heading (See Note 8.1).
Tax amortization of goodwill
In December 2007, the European Commission opened an investigation involving the Kingdom of Spain with respect to the potential consideration as stated aid of the tax deduction for the tax basis amortization of the goodwill generated on certain foreign investments under the provisions of article 12.5 of the revised Spanish corporate income tax law (“TRLIS”). This investigation led to widespread uncertainties regarding the scope of the European Commission’s decision on the future for, among others, the Telefónica Group.

As a result, the Company deemed it necessary to recognize a liability as the deduction was applied in the consolidated financial statements until the investigation was concluded.
In December 2009, the text of the European Commission’s decision regarding the investigation was released, which deemed the deduction as state aid. Investments made prior to December 21, 2007 (as is the case for the Telefónica Group’s investments in O2 Group companies, the operators reacquired from BellSouth, Colombia Telecomunicaciones, S.A., ESP and Telefónica O2 Czech Republic, a.s.) are not affected by this decision. As a result of this decision, and considering the corporate structure of these investments, the income statement of Telefonica, S.A. for the year ended December 31, 2009 reflects a lower income tax expense due to the reversal of this liability in an amount of 584 million euros.
c) Use of estimates
The financial statements have been prepared using estimates based on historical experience and other factors considered reasonable under the circumstances. The carrying value of assets and liabilities, which is not readily apparent from other sources, was established on the basis of these estimates. The Company periodically reviews these estimates.
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the financial statements of the following year are discussed below.
A significant change in the facts and circumstances on which these estimates are based could have an impact on the Company’s results and financial position.
Provisions for impairment of investments in Group companies, joint ventures and associates
Investments in Group companies, joint ventures and associates are tested for impairment at each year end to determine whether an impairment loss must be recognized in the income statement or a previously recognized impairment loss be reversed. The decision to recognize an impairment loss (or a reversal) involves estimates of the reasons for the potential impairment (or recovery), as well as the timing and amount.
Recoverable amount of investments in Group companies, joint ventures and associates is measured as described in Note 4 e.
There is a significant element of judgment involved in the estimates required to determine recoverable amount and the assumptions regarding the performance of these investments, since the timing and scope of future changes in the business are difficult to predict.
Deferred taxes
The Company assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these taxes depends ultimately on the Company’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Company as a result of changes in tax legislation or unforeseen transactions that could affect tax balances.
(3)	PROPOSED APPROPRIATION OF PROFIT
Telefónica, S.A. obtained 4,130 million euros of profit in 2010.
Accordingly, the Company’s Board of Directors will submit the following proposed appropriation of 2010 profit for approval at the Shareholders’ Meeting:

Millions of euros
Proposed appropriation:
Profit for the year	4,130
Distribution to:
Interim dividend (paid in May 2010)	2,938
Goodwill reserve (Note 11 c)	2
Voluntary reserves	1,190
At its meeting of April 28, 2010, the Company’s Board of Directors resolved to pay an interim dividend against 2010 profit of a fixed gross 0.65 euros for each of the outstanding shares carrying dividend rights. This dividend was paid in full on May 11, 2010, and the total amount paid was 2,938 million euros (see Note 11.1.d).
In accordance with Article 277 of the Spanish Enterprise Law, the following table shows the provisional statement issued by the Directors to substantiate that the Company had sufficient liquidity at that time to distribute this dividend.

Millions of euros
Liquidity statement at April 28, 2010
Income from January 1 through March 31, 2010	5,029
Mandatory appropriation to reserves	—
Distributable income	5,029

Proposed interim dividend (maximum amount)	2,967

Cash position at April 28, 2010
Funds available for distribution
Cash and cash equivalents	4,271
Unused credit facilities	5,889
Proposed interim dividend (maximum amount)	(2,967)
Difference	7,193
To ensure its liquidity requirements are met throughout the following year, the Company effectively manages its liquidity risks (see Note 16).

(4)	RECOGNITION AND MEASUREMENT ACCOUNTING POLICIES
The main recognition and measurement accounting policies applied in the preparation of the 2010 annual financial statements are the following:
a) Intangible assets
Intangible assets are stated at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.
The useful lives of intangible assets are assessed individually to be either finite or indefinite. Intangible assets with finite lives are amortized systematically over the useful economic life and assessed for impairment whenever events or changes indicate that their carrying amount may not be recoverable.
Amortization methods and schedules are revised annually at year end and, where appropriate, adjusted prospectively.
Intangible assets include mainly the following:
1.	Computer software licenses, which are recorded at cost and amortized on a straight-line basis over their useful lives, generally estimated at three years.

2.
Intellectual property, which is recorded at the amounts paid to acquire ownership of or rights to use patents and trademarks and amortized on a straight-line basis over the useful life of the patent or trademark for a period of 3 to 10 years.

3.
The goodwill arising from the merger of Telefónica, S.A. and Terra Networks, S.A. carried out in 2005. This is included under “Other intangible assets” at the carrying amount at January 1, 2008 of 33 million euros, calculated in accordance with the former accounting principles, less any accumulated impairment losses. Goodwill is not amortized, but is tested for impairment annually or more frequently if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable (see Note 4 c).

b) Property, plant and equipment and investment property
Property, plant and equipment is stated at cost, net of accumulated depreciation and any accumulated impairment in value. Land is not depreciated.
Cost includes external costs plus any internal costs comprising warehouse materials used, direct labor costs incurred in installation work and the allocable portion of the indirect costs required for the related investment. Cost includes, where appropriate, the initial estimate of decommissioning, retirement and site reconditioning costs when the Company is under obligation to incur such costs due to the use of the asset.
Costs incurred for expansion, remodeling or improvements which increase the productivity, capacity, or prolong the useful life of the asset are capitalized when the capitalization requirements are met.
Interest and other borrowing costs incurred and directly attributable to the acquisition or construction of assets that require preparation of more than one year for their intended use or sale are capitalized.

Upkeep and maintenance expenses are expensed as incurred.
The Company assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its recoverable amount whenever there are indications that the assets’ carrying amount exceeds the higher of its fair value less costs to sell or its value in use. The impairment provision is not maintained if the factors giving rise to the impairment disappear (see Note 4 c).
The Company depreciates its property, plant and equipment once the assets are in full working conditions using the straight-line method based on the assets’ estimated useful lives, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

Estimated useful life	Years
Buildings	40
Plant and machinery	3-25
Other plant or equipment, furniture and fixtures	10
Other items of property, plant and equipment	4-10
Assets’ estimated residual values and methods and depreciation periods are reviewed, and adjusted if appropriate, prospectively at each financial year end.
Investment property is measured using the same criteria described for land and buildings for own use. Buildings included in investment property are depreciated on a straight-line basis over 40 years.
c) Impairment of non-current assets
Non-current assets are assessed at each reporting date for indications of impairment losses. Where such indications exist, or in the case of assets which are subject to an annual impairment test, the Company estimates the asset’s recoverable amount as the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows deriving from the use of the asset of its cash generating unit, as applicable, are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered to be impaired. In this case, the carrying amount is written down to recoverable amount and the resulting loss is taken to the income statement. Future depreciation or amortization charges are adjusted for the asset’s new carrying amount over its remaining useful life. The Company assesses each asset individually for impairment, unless the asset does not generate cash inflows that are largely independent of those from other assets (or cash-generating units).
The Company bases the calculation of impairment on the business plans of the various cash-generating units to which the assets are allocated. These business plans generally cover a period of three to five years. For periods beyond the strategic plan, an expected constant or decreasing growth rate is applied to the projections based on these plans from the fifth year.

When there are new events or changes in circumstances that indicate that a previously recognized impairment loss no longer exists or has been decreased, a new estimate of the asset’s recoverable amount is made. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited to the net carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement and the depreciation charge is adjusted in future periods to the asset’s revised carrying amount.
d) Leases
The determination of whether an arrangement is, or contains a lease is based on the substance of the agreement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset and the agreement conveys a right to the Company to use the asset.
Leases where the lessor does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.
Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased item to the Company. These are classified at the inception of the lease, in accordance with its nature and the associated liability, at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance costs and reduction of the principal of lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance costs are taken to the income statement over the lease term.
e) Financial assets and liabilities
Financial investments
All regular way purchases and sales of financial assets are recognized on the trade date, i.e. the date that the Company commits to purchase or sell the asset. The Company classifies its financial assets into the following categories for initial recognition purposes: financial assets held for trading, other financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, investments in Group companies, joint ventures and associates, and available-for-sale financial assets. When appropriate, the Company re-evaluates the designation at each financial year end.
Financial assets held for trading, i.e., investments made with the aim of realizing short-term profits as a result of price changes, are included in “Financial assets held for trading” and presented under current or non-current assets depending on their maturity. Derivatives are classified as held for trading unless they are designated as effective hedging instruments.

“Investments in Group companies, joint ventures and associates” are classified into a category of the same name and are shown at cost less any impairment loss. Group companies are those over which the Company exercises control, either by exercising effective control or by virtue of agreements with the other shareholders. Joint ventures are companies which are jointly controlled with third parties. Associates are companies in which there is significant influence, but not control or joint control with third parties. Telefónica assesses the existence of significant influence not only in terms of percentage ownership but also in qualitative terms such as presence on the board of directors, involvement in decision-making, the exchange of management personnel, and access to technical information.
Financial investments which the Company intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest-rate movements and which have not been included in the preceding categories are classified as available-for-sale. These investments are recorded under “Non-current assets,” unless it is probable and feasible that they will be sold within 12 months. Financial assets in this category are measured at fair value. Gains or losses arising from changes in fair value are recognized in equity until the asset is derecognized or impaired, at which time the cumulative gain or loss previously reported in equity is taken to the income statement. Dividends from available-for-sale equity investments are recognized in the income statement once the Company has the right to receive the dividend. Fair value is determined in accordance with the following criteria:
1. Listed securities on active markets: Fair value is considered to be the quoted market price at the closing date.
2. Unlisted securities: Fair value is determined using valuation techniques such as discounted cash flow analysis, option valuation models, or by reference to arm’s length market transactions. When fair value cannot be reliably determined, these investments are carried at cost.
Loans and receivables includes trade or non-trade financial assets, that are neither derivatives nor equity instruments, with fixed or determinable payments and that are not quoted in an active market and not included in any of the preceding classifications. Upon initial recognition, these assets are recognized at fair value which, unless there is evidence to the contrary, is the transaction price, which is equivalent to the fair value of the consideration paid plus directly attributable transaction costs. Following initial recognition, these financial assets are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are settled or impaired, as well as through the amortization process. Trade receivables are recognized at the original invoice amount. A provision is recorded when there is objective evidence of customer collection risk. The amount of the impairment is calculated as the difference between the carrying amount of the doubtful trade receivables and their recoverable amount. As a general rule, current trade receivables are not discounted.
The Group assesses at each reporting date whether a financial asset is impaired. If there is objective evidence that an impairment loss has been incurred on a financial asset carried at amortized cost, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (or fair value when it can be measured reliably). If in a subsequent period the impairment loss decreases as a result of a subsequent event, the loss is reversed, with the asset’s amortized cost had no impairment loss been recognized as the upper limit. Such a reversal is recognized in the income statement of that year.

For equity instruments included in available-for-sale financial assets, the Company assesses individually for each security whether there is any objective evidence that an asset is impaired as a result of one or more events indicating that the carrying amount of the security will not be recovered. If there is objective evidence that an available-for-sale financial instrument is impaired, the cumulative loss recognized in equity measured as the difference between the acquisition cost (net of any principal payments and amortization made) and the current fair value, less any impairment loss on that investment previously recognized in the income statement, is removed from equity and recognized in the income statement. If in a subsequent period the fair value of the financial asset increases because of a subsequent event, the impairment loss is reversed through the income statement if the asset is a debt instrument. For equity instruments, according to the general principle, the loss is not reversed in the income statement for the period, but rather in equity, as the instrument is measured at its new fair value, with any changes taken to equity.
Recoverable amount for estimating impairment of investments in Group companies, joint ventures and associates is the higher of the investment’s fair value less costs to sell and the present value of the future cash flows derived from the investment. These cash flows can be calculated by estimating the cash flows to be received from dividends or from the disposal or derecognition of the investment, or the Company’s share of the cash flows expected to be generated by the investment (from operations, or the investment’s disposal or derecognition).
Financial assets are only fully or partially derecognized when:
1.	The rights to receive cash flows from the asset have expired;

2.	The Company has assumed an obligation to pay the cash flows received from the asset to a third party; or

3.	The Company has transferred its rights to receive cash flows from the asset to a third party and transferred substantially all the risks and rewards of the asset.
Cash and cash equivalents
Cash and cash equivalents included on the balance sheet include cash on hand and at banks, demand deposits and other highly liquid investments with an original maturity of three months or less. These items are stated at historical cost, which does not differ significantly from realizable value.
For the purpose of the cash flow statement, cash and cash equivalents are shown net of any outstanding bank overdrafts.

Issues and interest-bearing debt
These debts are recognized initially at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest rate method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the income statement over the life of the debt. Interest-bearing debt is considered non-current when its maturity is over 12 months or the Company has full discretion to defer settlement for at least another 12 months from the reporting date.
Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced with another on substantially different terms, such an exchange is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in their respective carrying amounts is taken to the income statement.
Derivative financial instruments and hedge accounting
Derivative financial instruments are initially recognized at fair value, normally equivalent to cost. Their carrying amounts are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. They are classified as current or non-current depending on whether they fall due within less than or after one year, respectively. Derivatives that meet all the criteria for consideration as long-term hedging instruments are recorded as non-current assets when fair value is positive and non-current liabilities when fair value is negative.
The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether the derivative in question meets all the criteria for hedge accounting and, if appropriate, on the nature of the hedge.
The Company designates certain derivatives as:
1.	Fair value hedges, when hedging the exposure to changes in the fair value of a recognized asset or liability;

2.
Cash flow hedges, when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction; or

3.	Hedges of a net investment in a foreign operation.
A hedge of the foreign currency risk in a firm commitment is accounted for as either a fair value or a cash flow hedge.
Changes in fair value of derivatives that qualify as fair value hedges are recognized in the income statement, together with changes in the fair value of the hedged item attributable to the risk hedged.
Changes in the fair value of derivatives that qualify and have been assigned to hedge cash flows, which are highly effective, are recognized in equity. The portion considered ineffective is taken directly to the income statement. Fair value changes from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial measurement of those assets or liabilities. Otherwise, changes in fair value previously recognized in equity are recognized in the income statement in the period in which the hedged transaction affects profit or loss.

An instrument designed to hedge foreign currency exposure on a net investment in a foreign operation is accounted for in a way similar to foreign currency fair value hedges. For these purposes, the net investment in the foreign operation comprises not only the share in the equity of the foreign investment, but also the monetary item receivable or payable, the settlement of which is not expected or likely to take place in the foreseeable future, excluding trade items.
The application of the Company’s corporate risk-management policies could result in financial risk-hedging transactions that make economic sense, yet do not comply with the criteria and effectiveness tests required by accounting policies to be treated as hedges. Alternatively, the Company may opt not to apply hedge accounting criteria in certain instances. In these cases, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement.
From inception, the Company formally documents the hedge relationship between the derivative and the hedged item, as well as the associated risk management objectives and strategies. The documentation includes identification of the hedge instrument, the hedged item or transaction and the nature of the risk being hedged. In addition, it states how it will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Hedge effectiveness is assessed, prospectively and retrospectively, both at the inception of the hedge relationship and on a systematic basis throughout the life of the hedge.
Hedge accounting is discontinued whenever the hedging instrument expires or is sold, terminated or settled, the hedge no longer meets the criteria for hedge accounting or the Company revokes the designation. In these instances, gains or losses accumulated in equity are not taken to the income statement until the forecast transaction or commitment affects profit or loss. However, if the hedged transaction is no longer expected to occur, the cumulative gains or losses recognized directly in equity are taken immediately to the income statement.
The fair value of the derivative portfolio includes estimates based on calculations using observable market data, as well as specific pricing and risk-management tools commonly used by financial entities.
f) Treasury shares
Treasury shares are stated at cost and deducted from equity. Any gain or loss obtained on the purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.
Call options on treasury shares which will be settled through the physical delivery of a fixed number of shares at a set price are considered as treasury shares. They are stated at the premium paid as a reduction of equity. If they are exercised on maturity, the amount previously recognized is reclassified to treasury shares along with the consideration paid. If the call options are not exercised, their value is recognized directly in equity.

g) Foreign currency transactions
Monetary items denominated in foreign currencies are translated to euros at the exchange rates prevailing on the related transaction date, and are retranslated at the year end to the exchange rates then prevailing.
All realized or unrealized exchange gains or losses are taken to the income statement for the year, with the exception of non-monetary items measured at fair value, provided that they are recognized directly in equity (such as investments in equity instruments classified as available-for-sale financial assets). In these cases, any exchange differences included in gains or losses recognized in equity derived from changes in the value of the non-monetary items measured at fair value are also recognized directly in equity.
h) Provisions
Pensions and other employee obligations
The Company has a defined-contribution pension plan for employees. The obligations are limited to the regular payment of the contributions, which are taken to the income statement as incurred.
Other provisions
Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted, and the corresponding increase in the provision due to the passage of time is recognized as a finance cost.
i) Share-based payments
For equity-settled share option plans, fair value at the grant date is measured by applying statistical techniques or using benchmark securities. The cost is recognized, together with a corresponding increase in equity, over the vesting period. At each subsequent reporting date, the Company reviews its estimate of the number of options it expects to vest, with a corresponding adjustment to equity.
j) Income tax
The income tax expense of each year includes both current and deferred taxes, where applicable.
Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred income tax is provided using the balance sheet liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts.
The main temporary differences arise due to discrepancies between the tax bases and accounting amounts of investments in Group companies and associates.
Furthermore, deferred taxes arise from unused tax credits and tax loss carryforwards.
The Company determines deferred tax assets and liabilities by applying the tax rates that will be effective when the corresponding asset is received or the liability settled, based on tax rates and tax laws that are enacted (or substantively enacted) at the reporting date.
Deferred income tax assets and liabilities are not discounted to present value and are classified as non-current, irrespective of the date of their reversal.
The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.
Deferred income tax relating to items directly recognized in equity is recognized in equity.
k) Revenue and expenses
Revenue and expenses are recognized on the income statement based on an accruals basis; i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.
The income obtained by the Company in dividends received from Group companies and associates, and from the interest accrued on loans and credits given to them are included in revenue in compliance with the provisions of consultation No. 2 of BOICAC 79, published on September 30, 2009.
l) Related party transactions
Related party transactions are accounted for in accordance with the criteria described above.
In mergers and spin-offs involving the parent company and its direct or indirect subsidiary, acquired assets are carried at the amount at which they would state in the consolidated financial statements, once the transaction is completed, in accordance with the Code of Commerce developed in the Standards on Preparing Consolidated Financial Statements. Any difference is taken to reserves. For accounting purposes, the effective date of the transaction is taken as the first day of the year in which the merger or spin-off was approved, to the extent that it falls after the companies were incorporated into the group. If one of the companies joins the group in the year of the merger or spin-off, the acquisition date is used for accounting purposes.

m) Financial guarantees
The Company has provided guarantees to a number of subsidiaries to secure their transactions with third parties (see Note 20 a). Where financial guarantees provided have a counterguarantee on the Company’s balance sheet, the value of the counterguarantee is estimated to be equal to the guarantee given, with no additional liability recognized as a result.
Guarantees provided for which there is no item on the Company’s balance sheet serving as a counterguarantee are initially measured at fair value which, unless there is evidence to the contrary, is the same as the premium received plus the present value of any premiums receivable. After initial recognition, these are subsequently measured at the higher of:
i) the amount in accordance with rules on provisions and contingencies; and
ii) the amount initially recognized less, when applicable, any amounts take to the income statement corresponding to accrued income.
n) Non-current assets held for sale
Non-current assets (and certain groups of assets and liabilities defined as disposal groups) are classified as held for sale when their carrying amounts will be recovered primarily through their sale, which is considered to be highly probable. Non-current assets (and disposal groups) held for sale are accounted for at the lower of their carrying amount and fair value less cost to sell, and are recognized on a separate line of the balance sheet.
o) Consolidated data
As required under prevailing legislation, the Company has prepared separate consolidated annual financial statements, drawn up in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The balances of the main headings of the Telefónica Group’s consolidated financial statements for 2010 are as follows:

Millions of
Item	euros
Total assets	129,775
Equity:
Attributable to equity holders of the parent	24,452
Attributable to minority interests	7,232
Revenue from operations	60,737
Profit for the year:
Attributable to equity holders of the parent	10,167
Attributable to minority interests	95

(5)	INTANGIBLE ASSETS
The movements in the items composing intangible assets and the related accumulated amortization in 2010 and 2009 are as follows:

		Additions
(Millions of euros)	Opening	and			Closing
2010	balance	allowances	Disposals	Transfers	balance

INTANGIBLE ASSETS, GROSS	346	6	(42)	1	311

Patents, licenses, trademarks, and others	62	2	(42)	—	22
Software	171	4	—	1	176
Other intangible assets	113	—	—	—	113

ACCUMULATED AMORTIZATION	(217)	(25)	2	—	(240)

Patents, licenses, trademarks, and others	(17)	(3)	2	—	(18)
Software	(152)	(10)	—	—	(162)
Other intangible assets	(48)	(12)	—	—	(60)

Net carrying amount	129	(19)	(40)	1	71

		Additions
(Millions of euros)	Opening	and			Closing
2009	balance	allowances	Disposals	Transfers	balance

INTANGIBLE ASSETS, GROSS	325	73	(60)	8	346

Patents, licenses, trademarks, and others	29	50	(17)	—	62
Software	196	10	(43)	8	171
Other intangible assets	100	13	—	—	113

ACCUMULATED AMORTIZATION	(244)	(25)	52	—	(217)

Patents, licenses, trademarks, and others	(25)	(2)	10	—	(17)
Software	(181)	(13)	42	—	(152)
Other intangible assets	(38)	(10)	—	—	(48)

Net carrying amount	81	48	(8)	8	129

In 2010 the rights to operate and commercialize the Altamira Platform were sold to a company outside the Telefónica Group. The carrying amount of this asset was 40 million euros on the sale date.
Proceeds from disposals of intangible assets in 2009 were not material for the Company’s income statement.
At December 31, 2010 commitments exist to acquire intangible assets amounting to 0.3 million euros. At December 31, 2009, no such commitments existed. Future finance lease commitments are also disclosed in Note 20 c.
At December 31, 2010 and 2009, the Company had 167 million euros and 152 million euros, respectively, of fully amortized intangible assets. In 2009, fully amortized intangible assets worth 52 million euros were written off.

(6)	PROPERTY, PLANT AND EQUIPMENT
The movements in the items composing property, plant and equipment and the related accumulated depreciation in 2010 and 2009 are as follows:

		Additions
(Millions of euros)	Opening	and			Closing
2010	balance	allowances	Disposals	Transfers	balance

PROPERTY, PLANT AND EQUIPMENT, GROSS	591	33	—	(26)	598

Land and buildings	243	—	—	(24)	219
Property, plant and equipment	294	2	—	9	305
Property, plant and equipment under construction and prepayments	54	31	—	(11)	74

ACCUMULATED DEPRECIATION	(180)	(37)	—	—	(217)

Buildings	(65)	(4)	—	—	(69)
Property, plant and equipment	(115)	(33)	—	—	(148)

Net carrying amount	411	(4)	—	(26)	381

		Additions
(Millions of euros)	Opening	and			Closing
2009	balance	allowances	Disposals	Transfers	balance

PROPERTY, PLANT AND EQUIPMENT, GROSS	562	52	(15)	(8)	591

Land and buildings	239	4	—	—	243
Property, plant and equipment	304	1	(12)	1	294
Property, plant and equipment under construction and prepayments	19	47	(3)	(9)	54

ACCUMULATED DEPRECIATION	(158)	(35)	13	—	(180)

Buildings	(61)	(4)	—	—	(65)
Property, plant and equipment	(97)	(31)	13	—	(115)

Net carrying amount	404	17	(2)	(8)	411

Firm commitments to acquire property, plant and equipment at December 31, 2010 and 2009 amounted to 0.3 million euros and 2 million euros, respectively.
Furthermore, in December 2010 the new headquarters of the Telefónica Group in Barcelona were partially accepted. The lease agreement was finally signed in 2011 on final delivery of the building. The agreement establishes a non-cancellable lease term of 15 years, which can be extended to 50 years. Future payment commitments associated with this lease are as follows:

(Millions of euros)	2010
Up to one year	6
Between one and five years	26
More than five years	69

Total	101

In 2010 and 2009, no interest or other borrowing costs incurred in the construction of property, plant and equipment were capitalized.
At December 31, 2010 and 2009, the Company had 21 million euros and 17 million euros, respectively, of fully depreciated items of property, plant and equipment.
Telefónica, S.A. has taken out insurance policies with appropriate limits to cover the potential risks which could affect its property, plant and equipment.

At the end of 2010 and 2009, this includes the net carrying amount of assets (mainly plant and property) related to the new central offices in the Las Tablas business park, called “Distrito C,” of 134 million euros and 158 million euros, respectively.
Also included is the net carrying amount of the land and buildings occupied by Telefónica, S.A. at the central offices of District C of 95 million euros at the 2010 and 2009 year ends.
(7)	INVESTMENT PROPERTIES
The movements in the items composing investment properties in 2010 and 2009 and the related accumulated depreciation are as follows:

		Additions
(Millions of euros)	Opening	and			Closing
2010	balance	allowances	Disposals	Transfers	balance

INVESTMENT PROPERTIES, GROSS	361	—	—	25	386

Land	65	—	—	—	65
Buildings	296	—	—	25	321

ACCUMULATED DEPRECIATION	(33)	(8)	—	—	(41)

Buildings	(33)	(8)	—	—	(41)

Net carrying amount	328	(8)	—	25	345

		Additions
(Millions of euros)	Opening	and			Closing
2009	balance	allowances	Disposals	Transfers	balance

INVESTMENT PROPERTIES, GROSS	361	—	—	—	361

Land	65	—	—	—	65
Buildings	296	—	—	—	296

ACCUMULATED DEPRECIATION	(25)	(8)	—	—	(33)

Buildings	(25)	(8)	—	—	(33)

Net carrying amount	336	(8)	—	—	328

The Company has buildings with a total area of 361,475 square meters leased to several Telefónica Group and other companies, equivalent to an occupancy rate of 92.97% of the buildings it has earmarked for lease. In 2009, it had a total of 341,470 square meters leased, equivalent to an occupancy rate of 91.51% of the buildings earmarked for lease.
“Investment properties” mainly includes the value of land and buildings leased by Telefónica, S.A. to other Group companies at the Distrito C head offices in Madrid.
Total income from leased buildings amounted to 43 million euros in 2010 (40 million euros in 2009) (see Note 19.1). Future minimum rentals receivable under non-cancellable leases are as follows:

	2010		2009
	Future		Future
	minimum	Present	minimum	Present
(Millions of euros)	payments	value	payments	value
Up to one year	50		43
Between one and five years	—		54

Total	50	48	97	90

The main contract in which Telefónica, S.A. acts as lessee is described in Note 19.5.

(8)	INVESTMENTS IN GROUP COMPANIES AND ASSOCIATES
8.1	The movements in the items composing investments in Group companies, joint ventures and associates in 2010 and 2009 are as follows:

						Exchange		Hedges of a
(Millions of euros)	Opening			Business		gains		net	Closing
2010	balance	Additions	Disposals	combinations	Transfers	(losses)	Dividends	investment	balance	Fair value

Non-current:
-Equity instruments (Net) (1):	66,542	9,219	—	3,505	(610)	—	(21)	235	78,870	78,750
Equity instruments (Cost)	72,535	11,204	(5)	3,505	(629)	—	(21)	235	86,824
Impairment losses	(5,993)	(1,985)	5	—	19	—	—	—	(7,954)
- Loans to group companies and associates	4,000	769	(30)	—	(2,116)	209	—	—	2,832	2,832
-Other financial assets	23	24	—	—	(23)	—	—	—	24	24

Total non-current investment in Group companies and associates	70,565	10,012	(30)	3,505	(2,749)	209	(21)	235	81,726	81,606

Current:
- Loans to group companies and associates	3,141	1,115	(3,095)	—	2,116	18	—	—	3,295	3,295
-Derivatives	29	12	(29)	—	—	—	—	—	12	12
-Other financial assets	29	23	(47)		23	—	—	—	28	28

Total current investments in Group companies and associates	3,199	1,150	(3,171)	—	2,139	18	—	—	3,335	3,335

(1)
Fair value at December 31, 2010 of Group companies and associates quoted in an active market (Telefónica de Perú, S.A.A. and Telefónica O2 Czech Republic, a.s.) was calculated taking the listing of the investments on the last day of the year; for the rest of the shareholdings at carrying amount.

					Exchange		Hedges of a
(Millions of euros)	Opening				gains		net	Closing
2009	balance	Additions	Disposals	Transfers	(losses)	Dividends	investment	balance	Fair value
Non-current:
-Equity instruments (Net) (1):	63,795	25	960	1,422	—	(92)	432	66,542	66,656
Equity instruments (Cost)	70,882	25	(127)	1,415	—	(92)	432	72,535	—
Impairment losses	(7,087)	—	1,087	7	—	—	—	(5,993)	—
- Loans to group companies and associates	6,070	36	(59)	(2,042)	(5)	—	—	4,000	4,000
-Other financial assets	24	16	—	(17)	—	—	—	23	23

Total non-current investment in Group companies and associates	69,889	77	901	(637)	(5)	(92)	432	70,565	70,679

Current:
- Loans to group companies and associates	9,383	2,823	(9,714)	661	(12)	—	—	3,141	3,141
-Derivatives	101	3	(75)	—	—	—	—	29	29
-Other financial assets	28	12	(28)	17	—	—	—	29	29

Total current investments in Group companies and associates	9,512	2,838	(9,817)	678	(12)	—	—	3,199	3,199

(1)
Fair value at December 31, 2009 of Group companies and associates quoted in an active market (Telefónica de Perú, S.A.A., Telefónica Móviles Perú and Telefónica O2 Czech Republic, a.s.) was calculated taking the listing of the investments on the last day of the year, and for the rest of the shareholdings at carrying amount.

On June 23, Telefónica S.A. reduced its ownership interest in Portugal Telecom by 6.49%, resulting in cash inflow of 512 million euros from the sale of these shares. In addition, Telefónica has entered into three equity swap contracts for Portugal Telecom shares with a number of financial institutions, subject to net settlement, which grant Telefónica the equivalent total return of the investment. This investment had been recognized under “Investments in associates” and has since been reclassified to “Non-current assets held for sale”. At December 31, 2010 Telefónica, S.A. holds a 2.02% interest in Portugal Telecom, which was also reclassified to this heading (Note 2 b). Both movements were included under “Transfers”.

On June 11, 2009, the Company agreed the capitalization of loans granted to Telefónica Móviles México, S.A. de C.V. for a total amount, including principal and interest accrued, of 26,000 million Mexican pesos (1,381 million euros). This transaction is included in “Transfers” (see Note 8.5).
In addition to the two capitalizations described above, the remainder of the amounts included under “Loans to Group companies and associates” in “Transfers” in the table of movements in investments relate mainly to short-term movements required to meet the repayment schedules of the loans.
The impact in 2010 of hedges of net investments in foreign operations amounted to a gain of 235 million euros (compared to a gain of 432 million euros in 2009).
In 2010 and 2009, Telefónica, S.A. bought and sold the following investments:
a)	Acquisitions of investments and capital increases:

	Millions of euros
Companies	2010	2009
Subsidiaries:
Brasilcel, N.V.	7,419	—
Telfin Ireland, Ltd.	3,410	—
Telefónica O2 Europe, Ltd.	35	—
Telefónica de Argentina, S.A.	—	23
Others	340	2

Total subsidiaries	11,204	25

2010
On February 10, 2010 the Irish company Telfin Ireland Limited was incorporated by means of a 919 million euro contribution by Telefonica, S.A. (its sole shareholder). On April 28, 2010, Telefonica, S.A. invested an additional amount of 243 million euros as capital increase in this company. Then on May 21, 2010, Telefónica, S.A. injected a further 1,379 million euros and on June 24, 2010 another 869 million euros. These funds were used by Telfin Ireland, Ltd. to finance other Group companies in transactions performed during 2010.
On July 28, 2010 Telefónica, S.A. and Portugal Telecom signed an agreement through which Telefónica, S.A. acquired 50% of the stock capital of Brasilcel, N.V. (a company in which Portugal Telecom and Telefónica had equal joint interests until that date, which holds approximately 60% of the share capital of the Brazilian company Vivo Participações, S.A.) held by Portugal Telecom. The acquisition price for the aforementioned capital stock of Brasilcel, N.V. was 7,500 million euros, of which 2,000 million euros will be paid on October 31, 2011 (Note 18), although Portugal Telecom will be able to request for this last payment to be made on July 29, 2011 and therefore, in such case, the price of the acquisition and the closing payment would be reduced by approximately 25 million euro (Note 20 c). This agreement also establishes inter alia that Portugal Telecom waives the declared dividend payable by Brasilcel, N.V. amounting to 49 million euros, which were recognized as a reduction in the cost of this acquisition. Taking into account the conditions established, the discounted price at which this acquisition was recognized is 7,419 million euros.

2009
In December 2009, following approval by the Comisión Nacional de Valores de la República Argentina (“CNV”), the Argentine securities regulator, Telefónica, S.A. acquired shares representing 1.8% of the share capital of Telefónica de Argentina, S.A. held by minority shareholders. The total investment amounted to 23 million euros. Following this acquisition, the Telefónica Group holds 100% of the share capital of Telefónica de Argentina, S.A.
b)	Disposals of investments and capital decreases:

	Millions of euros
Companies	2010	2009
Subsidiaries:
Brasilcel, N.V.	—	74
Telefónica Internacional Wholesale Services América, S.A.	—	24
Telefónica Global Technology, S.A. (formerly Ateseco Comunicación, S.A.)	—	27
Others	5	2

Total subsidiaries	5	127

2010
In January 2010, Mobipay Internacional was liquidated. Full provision had been made for the investment in this company of 5 million euros.
2009
On November 16, 2009, approval was given at the General Shareholders’ Meeting of Brasilcel, N.V. to return capital to shareholders in accordance with their percentage interest, for a total amount of 123 million US dollars, of which 61.5 million US dollars (41 million euros) corresponded to Telefónica, S.A.
On December 22, 2009, approval was given at the General Shareholders’ Meeting of Brasilcel, N.V. to return capital to shareholders in accordance with their percentage interest, for a total amount of 93 million US dollars, of which 46.5 million US dollars (33 million euros) corresponded to Telefónica, S.A.
On December 1, 2009, approval was given at the General Shareholders’ Meeting of Telefónica Internacional Wholesale Services América, S.A. to reduce capital by 35.7 million US dollars (24 million euros), with the full amount going to Telefónica, S.A. As a result, the Company’s stake decreased from 78.22% to 76.85%.
In December 2009, approval was given at the General Shareholders’ Meeting of Telefónica Global Technology, S.A. (formerly Ateseco Comunicación, S.A.) to return the share premium to its shareholder Telefónica, S.A. of 27 million euros.
Business combinations
On September 27, 2010 the corresponding boards of directors agreed to start the take-over of Brasilcel, N.V. by Telefónica, which was completed on December 21, 2010 after being subscribed in the Madrid Mercantile Registry.

Brasilcel, N.V. had the following merger balance sheet:

(Millions of euros)

Investments in Group companies	4,574
Other assets	103

Total assets	4,677

Liabilities and equity	4,677

As a result of this transaction, Telefónica, S.A. acquired direct investments in Vivo Participaçoes, S.A. (35.89%), Portelcom Participaçoes, S.A. (84.78%), PTelecom Brasil, S.A. (100%), and increased its stake in Telefónica Brasil Sul Celular Participaçoes, Ltda. to 74.39%. The total direct and indirect stake in Vivo Participaçoes held by Telefónica, S.A. at December 31, 2010 amounted to approximately 60%. The gross value of these stakes amounts to 13,021 million euros which, less the acquisition cost of Brasilcel, N.V., amounts to 3,505 million euros, as shown in the “Business combinations” column of the table showing investments in Group companies and associates in 2010.
8.2	Assessment of impairment of investments in Group companies, joint ventures and associates
At each year end, the Company re-estimates the future cash flows derived from its investments in Group companies and associates. The estimate is made based on the discounted cash flows to be received from each subsidiary in its functional currency and translated to euros at the official closing rate of each currency at December 31, 2010 and 2009.
As a result of these re-estimations and the effect of the net investment hedge, an impairment provision of 1,985 million euros was recognized. This amount primarily comprises the 1,984 million euro impairment provision recognized for Telefónica Europe, plc., 124 million euros of which corresponds to the effect of the net investment hedge.
In 2009, the Company recognized a reversal of write-downs amounting to 1,457 million euros (1,087 million euros after the effect of net investment hedges). This amount mainly arose from the reversal recognized by Telefónica Europe, plc. for 1,311 million euros (911 million euros, net of the investment hedge).
8.3	The detail of subsidiaries and associates is shown in Appendix I.
8.4	Transactions protected for tax purposes.
Transactions carried out in 2010 that are considered protected for tax purposes, as defined in Articles 83 or 94, as applicable, of Chapter VII of Title VII of Legislative Royal Decree 4/2004 of March 5 approving the Revised Spanish Corporate Income Tax Law, are detailed in the following paragraphs. Only one transaction of this type involving subsidiaries belonging to the Tax Group headed by Telefónica, S.A. took place in 2010.
On December 16, 2010 the cross-border merger involving the take-over of the Dutch company Brasilcel, N.V. by Telefónica, S.A. was executed by public deed, with the latter acquiring all the rights and obligations of the former. This transaction was inscribed in the Madrid Mercantile Registry on December 21.

As a result of this merger, Brasilcel, N.V. was dissolved without liquidation, and all its rights and obligations were transferred en bloc to Telefónica, S.A., which also acquires all these rights and obligations by universal succession, with Brasilcel, N.V. being wound up.
8.5	The breakdown and maturity of loans to Group companies and associates in 2010 and 2009 are follows:

							Final
						2016 and	balance,
2010						subsequent	current and
Company (millions of euros)	2011	2012	2013	2014	2015	years	non-current
Telefónica de España, S.A.U.	1,079	698	—	—	—	—	1,777
Telefónica Móviles España, S.A.U.	236	—	—	—	—	—	236
Telefónica Móviles México, S.A. de C.V.	1,697	—	—	—	—	—	1,697
Telefónica de Contenidos, S.A.U.	28	—	1,142	—	79	—	1,249
Telefónica Móviles Argentina, S.A.	8	8	5	—	—	—	21
Inversiones Telefónica Móviles Holding, Ltd.	50	—	—	—	—	—	50
Telefónica Global Technology, S.A.	4	5	5	5	2	66	87
Telco, S.p.A.	14	600	—	—	—	—	614
Telefónica Internacional, S.A.U.	56	—	—	—	—	—	56
Others	123	24	86	14	16	77	340

Total	3,295	1,335	1,238	19	97	143	6,127

							Final
						2015 and	balance,
2009						subsequent	current and
Company (millions of euros)	2010	2011	2012	2013	2014	years	non-current
Telefónica de España, S.A.U.	1,142	697	698	—	—	—	2,537
Telefónica Móviles España, S.A.U.	407	—	—	—	—	—	407
Telefónica Móviles México, S.A. de C.V.	250	1,244	—	—	—	—	1,494
Telefónica de Contenidos, S.A.U.	9	—	—	1,142	—	79	1,230
Telefónica Internacional, S.A.U.	1,110	—	—	—	—	—	1,110
Telefónica Móviles Argentina, S.A.	81	—	—	22	—	29	132
Inversiones Telefónica Móviles Holding, Ltd.	50	—	—	—	—	—	50
Others	92	18	—	3	—	68	181

Total	3,141	1,959	698	1,167	—	176	7,141

The main loans granted to Group companies are described below:
•
Financing granted to Telefónica de España, S.A.U. consists mainly of a loan dated January 4, 1999 resulting from the company’s spin-off from Telefónica on January 1, 1999, that bears interest at 6.80% and had an outstanding balance of 1,395 million euros at December 31, 2010, of which 698 million euros are long term and 697 million euros are short term. The short-term amount includes accrued interest payable of 11 million euros (14 million euros in 2009).

Financial year 2006 featured the takeover and merger of Terra Networks España, S.A.U. by Telefónica de España, S.A.U., both wholly owned direct subsidiaries of Telefónica, S.A. As a result, Terra Networks España, S.A.U. was dissolved without liquidation, and Telefónica de España, S.A.U. assumed the 397 million euro participating loan granted by Telefónica, S.A. to Terra Networks España, S.A.U. This loan was cancelled on November 15, 2009.

In 2008, Telefónica de España, S.A.U. resolved to pay an interim dividend against profit for the year totaling 1,800 million euros. This amount was recognized under “Current assets — Loans to Group companies and associates”. The movement is shown in “Disposals” in the table of movements for fiscal 2009.

•
Financing granted to Telefónica Móviles España, S.A.U. in 2008 comprised a participating loan dated October 1, 2002, for 3,101 million euros, paying annual fixed interest plus a floating interest rate based on the performance of the company. The loan matured on December 22, 2009 and was offset with a debt granted by Telefónica Móviles España, S.A.U. to Telefónica, S.A. (see Note 15.1).

•
On December 1, 2008, Telefónica, S.A. decided to modify the currency in which it should repay the principle, accrued interest payable and any other item related to the loans granted to Telefónica Móviles México, S.A. de C.V. The exchange rate applied in the conversion of former euro-denominated loans into dollars was published by the Bank of Mexico on November 28, 2008. The conditions regarding interest and maturity of the loans were not altered.

On June 11, 2009, Telefónica, S.A. agreed to capitalize 10,340 million Mexican pesos of the principal of these loans and 15,660 million Mexican pesos of accrued interest receivable (equivalent to 1,381 million euros). On that date, 10,000 million Mexican pesos were capitalized, with the remainder pending capitalization until December 11, 2009. The capitalization was recognized with a transfer in the 2009 movement of financial assets (see Note 8.1).

After the capitalization, the total amount drawn (loan principle) at December 31, 2009 was 27,912 million Mexican pesos, equivalent to 1,494 million euros. One of the lines of credit of 4,519 million Mexican pesos (279 million euros) matured in 2010, which was offset by a payable Telefónica had with Telfisa Global, B.V. for the same amount in euros. No cash flow therefore occurred in relation to this repayment. The movement was recognized as a disposal in the 2010 table of movements. The balance of the two outstanding lines of credit amounted to 23,393 million Mexican pesos at December 31, 2010 (equivalent to 1,418 million euros).

On September 23, 2010, an additional loan of 269 million euros was extended to Telefónica Móviles México, S.A. de C.V. which matures in March 2011, to cover the financing requirements of the subsidiary during the second half of 2010. At year end, this loan had been fully drawn down, and was recognized under current loans.

At December 31, 2010 accrued interest receivable on the aforementioned loans extended to Telefónica Móviles México, S.A. de C.V. amounted to 11 million euros.

•
Financing granted to Telefónica de Contenidos, S.A.U. comprises a 1,142 million euros participating loan, fully drawn down at December 31, 2010 and 2009, which bears interest based on Telefónica de Contenidos, S.A.U.’s business performance. In addition, Telefónica, S.A. granted a new participating loan of 79 million euros maturing in 2015. This second loan was also fully drawn down at December 31, 2010 and 2009. The current portion of this loan in 2010 includes accrued interest receivable of 11 million euros.

•
On January 11, 2010, Telco, S.p.A. (“Telco”) arranged a 1,300 million euro loan with Intesa Sanpaolo, S.p.A., Mediobanca, S.p.A., Société Générale, S.p.A. and Unicredito, S.p.A. maturing on May 31, 2012, part of which is secured with Telecom Italia, S.p.A. shares. The lending banks have granted Telco shareholders a call option on the Telecom Italia, S.p.A. shares that they may be entitled to receive as a result of the potential execution of the pledge.

In line with the commitments assumed by Telco shareholders, on December 22, 2009, the rest of Telco’s financing needs with respect to debt maturities were met with a bridge loan granted by shareholders Telefónica, Intesa Sanpaolo, S.p.A. and Mediobanca, S.p.A., for approximately 902 million euros, and a bank bridge loan granted by Intesa Sanpaolo, S.p.A. and Mediobanca, S.p.A., for the remaining 398 million euros.

The financing from the bridge loans was substituted with a bond subscribed by Telco’s shareholder groups, on a pro-rate basis in accordance with their interests in the company, on February 19, 2010 for 1,300 million euros, of which 600 million euros corresponded to Telefónica, accruing interest at a fixed rate of 4%. At 2010 year end, this bond had generated accrued interest receivable of 14 million euros.

•
A loan was granted to Telefónica Internacional, S.A.U. on April 15, 2008 for 1,000 million euros, maturing in April 2011. As of December 31, 2009, 794 million euros were drawn down. This loan was repaid on April 14, 2010 and although the line of credit is still available, no drawdown exists at year end.

•
In January 2010, a 19 million euro loan was extended to Telefónica Global Technology, S.A. (hereinafter TGT), which matures in 2015 and accrues interest at a variable rate linked to the six-month Euribor. The loan was granted to enable this subsidiary to meet various payment commitments. At 2010 year end, 18 million euros had been drawn down. On September 10, 2010, Telefónica, S.A. extended a 111 million euro participating loan maturing in 2020 to TGT to cover its general financing requirements. This loan accrues interest based on the performance of the company. At December 31, 2010 68 million euros was drawn down.

•
At December 31, 2009, financing granted to Telefónica Móviles Argentina, S.A. comprised three US dollar-denominated loans, maturing between 2010 and 2015 and bearing a fixed interest rate. Two of these loans amounting to 111 million US dollars and 43 million US dollars (82 million euros and 32 million euros, respectively) were repaid during 2010.

•
Financing granted to Inversiones Telefónica Móviles Holding, Ltd. was arranged on November 4, 2008 as a result of the loan assigned by Telefónica Internacional Chile, S.A. to Telefónica, S.A. for 284 million euros. This loan fell due in 2010, but was extended to July 26, 2011 and is therefore recognized as a current loan. At the 2010 and 2009 year ends, an amount of 50 million euros had been drawn down.

•
“Disposals” of current assets — loans to Group companies and associates includes the cancellation of balances receivable from subsidiaries belonging to Telefónica, S.A.’s Tax Group on debts with them of 1,166 million euros (2009: 1,859 million euros).

•
The Company has also extended 703 million euros (1,116 million euros in 2009) of loans in connection with the taxation of Telefónica, S.A. as the head of the Tax Group pursuant to the consolidated tax regime applicable to corporate groups (see Note 17), mainly 236 million euros to Telefónica Móviles España, S.A.U. (407 million euros in 2009), 371 million euros to Telefónica de España, S.A.U. (430 million euros in 2009) and 56 million euros to Telefónica Internacional, S.A.U. (313 million euros in 2009), all falling due in the short term.

“Loans to Group companies and associates” includes accrued interest receivable at December 31, 2010 amounting to 51 million euros (21 million euros in 2009).
8.6	Other financial assets with Group companies and associates
This includes rights to collect amounts from other Group companies related to share-based payment plans involving Telefónica, S.A. shares offered by subsidiaries to their employees maturing in 2011, 2012 and 2013 (see Note 19.3).

(9)	FINANCIAL INVESTMENTS
9.1.	The breakdown of “Financial investments” at December 31, 2010 and 2009 is as follows:

	ASSETS AT FAIR VALUE
					Measurement hierarchy
						Level 2:
						Estimates based	ASSETS AT AMORTIZED COST
	Available-for-			Subtotal	Level 1:	on other directly			Subtotal assets	Subtotal	TOTAL
2010	sale financial	Financial assets		assets at fair	quoted	observable	Loans and	Other financial	at amortized	liabilities at fair	CARRYING	TOTAL FAIR
(Millions of euros)	assets	held for trading	Hedges	value	prices	market inputs	receivables	assets	cost	value	AMOUNT	VALUE

Non-current financial investments	473	936	1.550	2.959	473	2.486	36	13	49	49	3.008	3.008

Equity instruments	473	—	—	473	473	—	—	—	—	—	473	473
Derivatives (Note 16)	—	936	1,550	2,486	—	2,486	—	—	—	—	2,486	2,486
Loans to third parties and other financial assets	—	—	—	—	—	—	36	13	49	49	49	49

Current financial investments	—	170	190	360	—	360	29	25	54	54	414	414

Loans to third parties	—	—	—	—	—	—	29	25	54	54	54	54
Derivatives (Note 16)	—	170	190	360	—	360	—	—	—	—	360	360

Total financial investments	473	1,106	1,740	3,319	473	2,846	65	38	103	103	3,422	3,422

	ASSETS AT FAIR VALUE
					Measurement hierarchy
						Level 2:
						Estimates based	ASSETS AT AMORTIZED COST
	Available-for-			Subtotal	Level 1:	on other directly			Subtotal assets	Subtotal	TOTAL
2009	sale financial	Financial assets		assets at fair	quoted	observable	Loans and	Other financial	at amortized	liabilities at fair	CARRYING	TOTAL FAIR
(Millions of euros)	assets	held for trading	Hedges	value	prices	market inputs	receivables	assets	cost	value	AMOUNT	VALUE

Non-current financial investments	544	839	1,519	2,902	544	2,358	59	98	157	157	3,059	3,059

Equity instruments	544	—	—	544	544	—	—	—	—	—	544	544
Derivatives (Note 16)	—	839	1,519	2,358	—	2,358	—	—	—	—	2,358	2,358
Loans to third parties and other financial assets	—	—	—	—	—	—	59	98	157	157	157	157

Current financial investments	—	476	41	517	—	517	5	—	5	5	522	522

Loans to third parties	—	—	—	—	—	—	5	—	5	5	5	5
Derivatives (Note 16)	—	476	41	517	—	517	—	—	—	—	517	517

Total financial investments	544	1,315	1,560	3,419	544	2,875	64	98	162	162	3,581	3,581

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

The calculation of the fair values of the Company’s financial debt instruments required an estimate for each currency of a credit spread curve using the prices of the Company’s bonds and credit derivatives.

9.2	Held-for-trading financial assets and hedges

These two categories include the fair value of outstanding derivate financial instruments at December 31, 2010 and 2009 (see Note 16).

9.3	Available-for-sale financial assets

This category mainly includes the fair value of investments in listed companies (equity instruments). The movement of items composing this category at December 31, 2010 and 2009 are as follows:
December 31, 2010

	Opening		Fair value	Closing
(Millions of euros)	balance	Additions	adjustments	balance

Banco Bilbao Vizcaya Argentaria, S.A.	468	49	(99)	418
Amper, S.A.	11	—	(6)	5
Zon Multimedia Serviços de Telecomunicaçoes e Multimedia, SGPS, S.A.	65	—	(15)	50

Total	544	49	(120)	473

December 31, 2009

	Opening	Additions	Fair value	Closing
(Millions of euros)	balance	(disposals)	adjustments	balance

Banco Bilbao Vizcaya Argentaria, S.A.	314	3	151	468
Amper, S.A.	8	—	3	11
Zon Multimedia Serviços de Telecomunicaçoes e Multimedia, SGPS, S.A.	55	—	10	65
Other equity investments	6	(6)	—	—

Total	383	(3)	164	544

In 2010, Telefónica, S.A. transferred the stake in Banco Bilbao Vizcaya Argentaria, S.A. of 191 million euros and in Zon Multimedia Serviços de Telecomunicaçoes e Multimedia, S.G.P.S., S.A. of 52 million euros from equity to net financial expense. These transfers were recognized in “Gain (loss) on available-for-sale financial assets recognized in the period”.
In June 2009, Telefónica, S.A. transferred 34 million euros to profit and loss for its shareholding in Zon Multimedia Serviços de Telecomunicaçoes e Multimedia, S.G.P.S., S.A. This transfer was recognized in “Gain (loss) on available-for-sale financial assets recognized in the period”.

The investment held by Telefónica, S.A. in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) since 2000 represents 0.98% of the bank’s share capital at 2010 year end. The amount included under “Additions” in 2010 corresponds to the share capital increase on November 30, 2010 during which Telefónica, S.A. acquired 7,359,889 new shares. The amount included under “Additions” in 2009 relates to the recognition of the dividend in kind approved at BBVA’s General Shareholders’ Meeting held on March 13, 2009, whereby one new share was granted to each 62 existing shares held by shareholders.
In addition to the transfers to results described above, in 2010 and 2009 unrealized gains (losses) on available-for-sale financial assets were recognized by Telefónica, S.A. amounting to a gross loss of 120 million euros (tax effect of 36 million euros) in 2010 and a gross gain of 164 million euros (tax effect of 49 million euros) in 2009 (Note 11.2).
9.4	Other financial assets and loans to third parties
The breakdown of investments included in this category at December 31, 2010 and 2009 is as follows:

(Millions of euros)	2010	2009
Other non-current financial assets
Loans to third parties	36	59
Prepayments	1	1
Guarantees given	12	97
Other current financial assets:
Loans to third parties	29	5
Guarantees given	25	—

Total	103	162

9.4.1 Loans to third parties
Non-current loans to third parties includes the cost of options arranged at December 31, 2010 to cover shared-based payment schemes involving Telefónica, S.A. shares (fourth phase) for 34 million euros (see Note 19.3).
The cover for the third phase that was recognized as non-current in 2009 was reclassified to current loans at 2010 year end, as it matures in June 2011 (25 million euros).
9.4.2 Guarantees given
“Guarantees given” under non-current assets in 2009 mainly comprises deposits made to cover the guarantees provided for Ipse 2000 S.p.A., which totaled 86 million euros. In 2010, the 65 million euro installment for the UMTS licence for 2010 was paid. The remaining amount was reclassified to current guarantee deposits until it can be recovered.

(10)	TRADE AND OTHER RECEIVABLES
The breakdown of “Trade and other receivables” at December 31, 2010 and 2009 is as follows:

(Millions of euros)	2010	2009
Trade receivables	39	65
Trade receivables from Group companies and associates	388	639
Other receivables	20	7
Receivables from employees	2	—
Tax receivables (Note 17)	125	133

Total	574	844

“Trade receivables from Group companies and associates” mainly includes amounts receivable from subsidiaries for the impact of the rights to use the Telefónica brand and the monthly office rental fees (see Note 7).
“Trade receivables” and “Trade receivables from Group companies and associates” include balances in foreign currency equivalent to 91 million euros (94 million euros at year end 2009). In December 2010, there were receivables in US dollars equivalent to 57 million euros and Czech crowns equivalent to 34 million euros. In December 2009, there were receivables in US dollars equivalent to 66 million euros and Czech crowns equivalent to 28 million euros.
These balances gave rise to exchange gains in the income statement of approximately 9 million euros in 2010 (1 million euros of exchange gains in 2009).
(11)	EQUITY
11.1	Capital and reserves
a)	Share capital
At December 31, 2010, Telefónica, S.A.’s share capital amounted to 4,563,996,485 euros and consisted of 4,563,996,485 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the Ibex 35 Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the New York, London, Tokyo, Buenos Aires, Sao Paulo and Lima Stock Exchanges.
With respect to authorizations given regarding share capital, on June 21, 2006, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, at one or several times, within a maximum period of five years from that date, under the terms of Article 153.1 b) of the former Spanish Corporation Law (article 297.1.b of the prevailing Spanish Enterprise Law) up to a maximum increase of 2,460 million euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new ordinary shares, be they ordinary or of any other type permitted by the Law, with a fixed or variable premium, with or without pre-emptive subscription rights and, in all cases, in exchange for cash, and expressly considering the possibility that the new shares may not be fully subscribed in accordance with the terms of Article 161.1 of the former Spanish Corporation Law (article 311.1 of the prevailing Spanish Enterprise Law). The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of Article 159.2 of the former Spanish Corporation Law (article 506 of the prevailing Spanish Enterprise Law) and related provisions.

In addition, at the June 2, 2010 Shareholders’ Meeting, authorization was given for the Board of Directors to issue fixed-income securities and preferred shares at one or several times within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, plain or, in the case of debentures and bonds, convertible into shares of Telefónica, S.A. and/or exchangeable for shares of Telefónica, S.A., of any of the Group companies or of any other company. They may also be preferred shares. The total maximum amount of the securities issued agreed under this authorization is 25,000 million euros or the equivalent in another currency. When calculating the aforementioned limit, the outstanding balance of promissory notes issued under this authorization. As at December 31, 2010, the Board of Directors had exercised these powers, approving a program to issue corporate promissory notes for 2011.
In addition, on June 2, 2010, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum period of five years from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).
On December 28, 2009, the deed of capital reduction formalizing the implementation by Telefónica, S.A.’s Board of Directors of the resolution adopted in its meeting on June 23, 2009, was executed. Capital was reduced through the cancellation of treasury shares previously acquired by Telefónica, S.A. as authorized by the Shareholders’ Meeting. As a result, 141,000,000 Telefónica, S.A. treasury shares were cancelled and the Company’s share capital was reduced by a nominal amount of 141,000,000 euros. Article 5 of the Corporate Bylaws relating to the amount of share capital was amended accordingly to show 4,563,996,485 euros. At the same time, a reserve was recorded for the cancelled shares described in the section on “Other reserves” of this same Note. The cancelled shares were delisted on December 30, 2009.
At December 31, 2010 and 2009, Telefónica, S.A. held the following treasury shares:

		Euros per share		Market
	Number of shares	Acquisition price	Trading price	value (1)%
Treasury shares at 12/31/10	55,188,046	17.01	16.97	937	1.20920%

(1)	Millions of euros

		Euros per share		Market
	Number of shares	Acquisition price	Trading price	value (1)%
Treasury shares at 12/31/09	6,329,530	16.81	19.52	124	0.13868%

(1)	Millions of euros

The movement in treasury shares of Telefónica, S.A. in 2009 and 2010 is as follows:

Number of shares
Treasury shares at 12/31/08	125,561,011

Acquisitions	65,809,222
Disposals	(40,730,735)
Delivery PSP Phase I (Note 19.3)	(3,309,968)
Share cancellation	(141,000,000)

Treasury shares at 12/31/09	6,329,530

Acquisitions	52,650,000
Disposals	(827,047)
Delivery PSP Phase II (Note 19.3)	(2,964,437)

Treasury shares at 12/31/10	55,188,046

In addition to the Company’s treasury shares, at 2010 year end 16,896 Telefónica, S.A. shares were held by Telefónica Móviles Argentina, S.A.
The amount paid to acquire treasury shares in 2010 and 2009 was 897 million euros and 1,005 million euros, respectively.
On June 30, 2009, following the end of the first phase of the Performance Share Plan (PSP) (see Note 19.3), a total of 7,200,000 treasury shares were added, corresponding to the derivative financial instrument arranged by the Company to meet its obligations to deliver treasury shares to managers and executives. The gross number of shares linked to the Plan amounted to 4,533,393 shares, with a net 3,309,968 shares finally delivered.
On June 30, 2010, subsequent to the maturing of the second phase of the Performance Share Plan (PSP) (see Note 19.3) a total of 2,964,437 treasury shares have been delivered at a price of 16.93 euros per share (50.1 million euros).
On September 6, 2009, Telefónica and the Chinese telecommunications company, China Unicom (Hong Kong) Limited (“China Unicom”) entered into a wide strategic alliance which includes, among others, the areas of: the joint procurement of infrastructure and client equipment; common development of mobile service platforms; joint provision of services to multinational customers; roaming; research and development; co-operation and sharing of best practices and technical, operational and management know-how; joint development of strategic initiatives in the area of the network evolution and joint participation in international alliances; and exchange of senior management.
In addition, on the same date, Telefónica and China Unicom executed a mutual share exchange agreement, which was implemented on October 21, 2009 through the subscription by Telefónica through its wholly owned subsidiary Telefónica Internacional, S.A.U., of 693,912,264 newly issued shares of China Unicom, satisfied by a contribution in kind to China Unicom of 40,730,735 shares of Telefónica, S.A.
Following the completion of the transaction, Telefónica Internacional, S.A.U. increased its share of China Unicom’s voting share capital from 5.38% to 8.06% and obtained the right to appoint a member to its board of directors, while China Unicom became owner of approximately 0.87% of Telefónica’s voting share capital at that date. Subsequently, after the capital reduction carried out by China Unicom, the Telefónica Group had a shareholding equivalent to 8.37% of the company’s voting share capital.
Treasury shares sold in 2010 and 2009 amounted to 14 million euros and 766 million euros, respectively.

At December 31, 2010, Telefónica, S.A. held firm call options on 160 million treasury shares (150 million treasury shares in 2009).
The Company also holds a derivative on 25.64 million Telefónica shares, settled by differences.
b)	Legal reserve
According to the text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2010, the Company had duly set aside this reserve.
c)	Other reserves
“Other reserves” includes:
•
The “Revaluation reserve” which arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7. The revaluation reserve may be used, free of tax, to offset any losses incurred in the future and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized. The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, at the end of 2010, an amount of 16 million euros corresponding to revaluations reserves subsequently considered unrestricted has been reclassified to “Other reserves.” In 2009, an amount of 15 million euros was reclassified in this connection. The balance of this reserve at December 31, 2010 and 2009 was 141 million euros and 157 million euros, respectively.

•	Reserve for cancelled share capital:

In accordance with Article 335.c) of the Spanish Corporate Law and to render null and void the right of opposition provided for in Article 334 of the same Law, whenever the Company decreases capital it records a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. In 2009, a reserve for cancelled share capital amounting to 141 million euros was recorded, the same amount as the capital reduction made in the year. The cumulative amount of the reserve for cancelled share capital at December 31, 2010 and 2009 was 498 million euros.

•
Pursuant to the provisions of Royal Decree 1514/2007 approving the new accounting principles in Spain, after the distribution of 2008 profits the Company set aside a non-distributable reserve for the amount of goodwill of 1.7 million euros. The balance of this reserve at December 31, 2010 was 3.4 million euros. The proposed appropriation of 2010 profit (see Note 3) includes an allocation of 1.7 million euros to this restricted reserve.

•	In addition to the restricted reserves explained above, “Other reserves” includes unrestricted reserves from gains obtained by the Company in prior years.

•
On September 27, 2010, subsequent to the merger approved by the competent corporate bodies, the merger between Telefónica, S.A. and Brasilcel, N.V. was recognized, and inscribed thereafter on December 21, 2010 in the Madrid Mercantile Registry. This merger generated a distributable reserve of 3,602 million euros. This amount was reduced by 49 million euros corresponding to the dividends of Brasilcel, N.V. (Note 2 b). The net amount by which Telefónica, S.A.’s equity was affected by this transaction was therefore 3,553 million euros.

d)	Dividends
Dividends paid in 2010
At its meeting of April 28, 2010, Telefónica’s Board of Directors resolved to pay an interim dividend against 2010 profit of a fixed gross 0.65 euros per outstanding share carrying dividend rights. This dividend was paid in full on May 11, 2010, and the total amount paid was 2,938 million euros.
In addition, approval was given at the General Shareholders’ Meeting on June 2, 2010 to pay a gross 0.65 euros dividend per share outstanding with a charge to unrestricted reserves. This dividend was paid in full on November 8, 2010, and the total amount paid was 2,934 million euros.
Dividends paid in 2009
At its meeting of April 29, 2009, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2009 profit of 0.50 euros (before tax) for each of the Company’s outstanding shares carrying dividend rights. This dividend was paid in full on May 12, 2009, and the total amount paid was 2,277 million euros.
In addition, at its meeting held on June 23, 2009, the Company’s Board of Directors resolved to pay a dividend charged to unrestricted reserves for a fixed gross amount of 0.5 euros per outstanding share carrying dividend rights, up to a maximum total amount of 2,352 million euros. This dividend was paid in full on November 11, 2009, and the total amount paid was 2,280 million euros.

11.2	Unrealized gains (losses) reserve
The movements in the items composing “Unrealized gains (losses) reserve” in 2010 and 2009 are as follows:

				Amounts
		Valuation		transferred to
(Millions of euros)	Opening	at market	Tax effect of	income	Tax effect of	Closing
2010	balance	value	additions	statement	transfers	balance

Available-for-sale financial assets (Note 9.3)	(91)	(120)	36	243	(73)	(5)
Cash flow hedges (Note 16)	(236)	57	(17)	73	(22)	(145)

Total	(327)	(63)	19	316	(95)	(150)

				Amounts
		Valuation		transferred to
(Millions of euros)	Opening	at market	Tax effect of	income	Tax effect of	Closing
2009	balance	value	additions	statement	transfers	balance

Available-for-sale financial assets (Note 9.3)	(229)	164	(49)	34	(11)	(91)
Cash flow hedges (Note 16)	78	(371)	110	(76)	23	(236)

Total	(151)	(207)	61	(42)	12	(327)

(12)	FINANCIAL LIABILITIES
The breakdown of “Financial liabilities” at December 31, 2010 and 2009 is as follows:

	LIABILITIES AT FAIR VALUE
				Measurement hierarchy
					Level 2:
					Estimates
					based on	Level 3:
			Subtotal		other	Estimates not	LIABILITIES AT
	Financial		financial		directly	based on	AMORTIZED COST
	liabilities		liabilities	Level 1:	observable	other directly	Trade and	Subtotal	TOTAL
2010	held for		at fair	quoted	market	observable	other	liabilities at	CARRYING	TOTAL FAIR
(Millions of euros)	trading	Hedges	value	prices	inputs	market data	payables	fair value	AMOUNT	VALUE

Non-current financial liabilities	630	401	1,031	—	1,031	—	41,842	41,842	42,873	42,570

Payable to Group companies and associates	—	—	—	—	—	—	34,864	34,864	34,864	34,969
Bank borrowings	—	—	—	—	—	—	6,822	6,822	6,822	6,446
Bonds and other marketable debt securities	—	—	—	—	—	—	148	148	148	116
Derivatives (Note 16)	630	401	1,031	—	1,031	—	—	—	1,031	1,031
Other financial liabilities	—	—	—	—	—	—	8	8	8	8

Current financial liabilities	109	66	175	—	175	—	17,289	17,289	17,464	18,303

Payable to Group companies and associates	—	—	—	—	—	—	16,009	16,009	16,009	16,866
Bank borrowings	—	—	—	—	—	—	1,176	1,176	1,176	1,157
Bonds and other marketable debt securities	—	—	—	—	—	—	104	104	104	105
Derivatives (Note 16)	109	66	175	—	175	—	—	—	175	175
Other financial liabilities	—	—	—	—	—	—	—	—	—	—

Total financial liabilities	739	467	1,206	—	1,206	—	59,131	59,131	60,337	60,873

	LIABILITIES AT FAIR VALUE
				Measurement hierarchy
					Level 2:
					Estimates
					based on	Level 3:
			Subtotal		other	Estimates not	LIABILITIES AT
	Financial		financial		directly	based on	AMORTIZED COST
	liabilities		liabilities	Level 1:	observable	other directly	Trade and	Subtotal	TOTAL
2009	held for		at fair	quoted	market	observable	other	liabilities at	CARRYING	TOTAL FAIR
(Millions of euros)	trading	Hedges	value	prices	inputs	market data	payables	fair value	AMOUNT	VALUE

Non-current financial liabilities	460	1,028	1,488	—	1,488	—	39,075	40,852	40,563	42,436

Payable to Group companies and associates	—	—	—	—	—	—	31,984	33,795	31,984	33,891
Bank borrowings	—	—	—	—	—	—	6,833	6,812	6,833	6,812
Bonds and other marketable debt securities	—	—	—	—	—	—	192	179	192	179
Derivatives (Note 16)	460	1,028	1,488	—	1,488	—	—	—	1,488	1,488
Other financial liabilities	—	—	—	—	—	—	66	66	66	66

Current financial liabilities	266	1,039	1,305	—	1,305		14,889	14,876	16,194	16,181

Payable to Group companies and associates	—	—	—	—	—	—	13,829	13,816	13,829	13,816
Bank borrowings	—	—	—	—	—	—	481	482	481	482
Bonds and other marketable debt securities	—	—	—	—	—	—	335	334	335	334
Derivatives (Note 16)	266	1,039	1,305	—	1,305		—	—	1,305	1,305
Other financial liabilities	—	—	—	—	—	—	244	244	244	244

Total financial liabilities	726	2,067	2,793	—	2,793	—	53,964	55,728	56,757	58,617

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.
The calculation of the fair values of the Company’s financial debt instruments required an estimate for each currency of a credit spread curve using the prices of the Company’s bonds and credit derivatives.
(13)	BONDS AND OTHER MARKETABLE SECURITIES
13.1	The balances and movements in issues of debentures, bonds and commercial paper at December 31, 2010 and 2009 are as follows:

	Non-convertible	Other
(Millions of euros)	debentures and	marketable debt
2010	bonds	securities	Total

Opening balance	159	368	527

Depreciation and amortization	(19)	(272)	(291)
Revaluation and other movements	8	8	16

Closing balance	148	104	252

Detail of maturities:
Non-current	148	—	148
Current	—	104	104

	Non-convertible	Other
(Millions of euros)	debentures and	marketable debt
2009	bonds	securities	Total

Opening balance	997	858	1,855

Depreciation and amortization	(800)	(504)	(1,304)
Revaluation and other movements	(38)	14	(24)

Closing balance	159	368	527

Detail of maturities:
Non-current	138	54	192
Current	21	314	335
Maturities of the nominal amounts of debenture and bond issues at December 31, 2010 and 2009 are as follows:

				Maturity
2010		% interest							Subsequent
Name	Interest rate	rate		2011	2012	2013	2014	2015	years	TOTAL
DEBENTURES AND BONDS:
JULY 99	ZERO COUPON (**)	6.39%		—	—	—	—	—	61	61
MARCH 00	FLOATING	3.994	%(*)	—	—	—	—	50	—	50

Total issues				—	—	—	—	50	61	111

				Maturity
2009		% interest							Subsequent
Name	Interest rate	rate		2010	2011	2012	2013	2014	years	TOTAL
DEBENTURES AND BONDS:
FEBRUARY 1990 SERIES C	FIXED	12.60		4	—	—	—	—	—	4
FEBRUARY 1990 SERIES F	ZERO COUPON (**)	12.82		15	—	—	—	—	—	15
JULY 99	ZERO COUPON (**)	6.39		—	—	—	—	—	57	57
MARCH 00	FLOATING	5.276	(*)	—	—	—	—	—	50	50

Total issues				19	—	—	—	—	107	126

(*) The applicable interest rate (floating, set annually) is the sterling 10-year swap rate multiplied by 1.0225.

(**) Issues of zero-coupon debentures and bonds are shown in the table above at amortized cost.

13.2	The detail of the maturities and redemption values of zero-coupon debentures and bonds at December 31, 2010 and 2009 is as follows:

2010	Redemption	Redemption	Redemption
Issue	date	rate	value
DEBENTURES AND BONDS:
JULY 99	07/21/2029	637.639%	191

Total			191

2009	Redemption	Redemption	Redemption
Issue	date	rate	value
DEBENTURES AND BONDS:
FEBRUARY 1990 SERIES F	02/26/2010	1,069.470%	15
JULY 99	07/21/2029	637.639%	191

Total			206

The remaining debentures and bonds have been measured at amortized cost at the year end.
13.3	At December 31, 2010, Telefónica, S.A. had a corporate promissory note program registered with the CNMV, with the following features:

Nominal amount of
Amount	Placement	the promissory	Terms of the
(millions of euros)	system	note	Promissory notes	Placement
2,000	Auctions	1,000 euros	3, 6, 12, 18 and 25 months	Competitive auctions at least once a month
	Tailored	100,000 euros	Between 7 and 750 days	Specific transactions
At December 31, 2010 the outstanding balance on this promissory note program was 42 million euros (254 million euros in 2009).

In 2006, the Company acquired shares in O2, plc, payment for which was deferred through the arrangement of a 207 million pounds sterling (308 million euro) “Loan Notes” program. This program, enacted under UK law, entitles the seller of the shares to rights to a security that pays semi-annual interest and the option to collect the principal on demand at the interest payment dates (June 30 and December 31) until December 31, 2010, when the program ends. The outstanding balance of the program at December 31, 2009 amounted to 49 million pounds sterling (55 million euros). This amount has been fully redeemed during 2010, thereby ending the program.

13.4
The average interest rate during 2010 on debentures and bonds outstanding during the year was 5.68% (5.47% in 2009) and the average interest rate on corporate promissory notes was 0.685% (1.318% in 2009).

(14)	INTEREST-BEARING DEBT AND DERIVATIVES
14.1	The balances at December 31, 2010 and 2009 are as follows:

	December 31, 2010
Item (millions of euros)	Current	Non-current	Total
Loans and borrowings	1,176	6,822	7,998
Derivative financial liabilities (Note 16)	175	1,031	1,206

Total	1,351	7,853	9,204

	December 31, 2009
Item (millions of euros)	Current	Non-current	Total
Loans and borrowings	453	6,833	7,286
Foreign-currency loans and borrowings	28	—	28
Derivative financial liabilities (Note 16)	1,305	1,488	2,793

Total	1,786	8,321	10,107

14.2	The nominal values of the main interest-bearing debts at December 31, 2010 and 2009 are as follows:

	December 31, 2010
					Balance	Balance
		Maturity		Limit at	(million	(million
Description	Value date	date	Currency	12/31/10	currency)	euros)
€6bn syndicated loan	07/28/10	07/28/15	EUR	8,000	6,000	6,000
Syndicated loan savings banks	04/21/06	0421//17	EUR	700	700	700
€6bn syndicated loan	06/28/05	06/28/11	EUR	650	300	300

	December 31, 2009
					Balance	Balance
		Maturity		Limit at	(million	(million
Description	Value date	date	Currency	12/31/09	currency)	euros)
ECAS syndicated loan	11/26/04	11/15/10	USD	377	40	28
€6bn syndicated loan	06/28/05	06/28/13	EUR	6,000	6,000	6,000
Syndicated loan savings banks	04/21/06	04/21//17	EUR	700	700	700
14.3	Maturities of balances at December 31, 2010 and 2009 are as follows:

	December 31, 2010
	Maturity
						Subsequent	Closing
Item (millions of euros)	2011	2012	2013	2014	2015	years	balance
Loans and borrowings	1,176	35	2,967	5	2,979	836	7,998
Derivative financial liabilities (Note 16)	175	103	69	95	214	550	1,206

Total	1,351	138	3,036	100	3,193	1,386	9,204

	December 31, 2009
	Maturity
						Subsequent	Closing
Item (millions of euros)	2010	2011	2012	2013	2014	years	balance
Loans and borrowings	453	780	2,677	2,000	—	1,376	7,286
Foreign-currency loans and borrowings	28	—	—	—	—	—	28
Derivative financial liabilities (Note 16)	1,305	210	94	56	60	1,068	2,793

Total	1,786	990	2,771	2,056	60	2,444	10,107

14.4
On June 28, 2010, Telefónica, S.A. obtained a syndicated line of credit with a group of national and international participating banks up to a maximum of 8,000 million euros. The line of credit has two tranches: the first for up to 5,000 million euros and a term of three years and the second, for up to 3,000 million euros, which is structured as a revolving credit facility with a five-year term. At December 31, 2010, the outstanding balance drawn down on this line of credit amounted to 6,000 million euros.

On February 12, 2010, Telefónica, S.A. signed a long-term line of credit of 472 million US dollars at a fixed rate and guaranteed by the Swedish Export Credits Guarantee Board (EKN) to acquire equipment and networks from a supplier in this country. This line of credit is structured into three tranches: a tranche of 232 US dollars maturing on November 30, 2018, another of 164 million US dollars maturing on April 30, 2019, and a third of 76 million US dollars maturing on November 30, 2019. At December 31, 2010, no amounts had been drawn under the line of credit.
On April 21, 2006, Telefónica S.A. arranged a 700 million euro syndicated loan, denominated in euros and bearing interest linked to Euribor. In 2010, there were no movements in this loan, which will be repaid in two equal installments, in April 2015 and 2017, respectively.
On June 28, 2005 Telefónica, S.A. arranged a syndicated loan with 40 national and international financial institutions for 6,000 million euros, maturing on June 28, 2011. During 2010, Telefónica, S.A. made voluntary early repayments and partially cancelled part of the limit up to 650 million euros. At December 31, 2010, the outstanding balance drawn down on this line of credit amounted to 300 million euros.
In addition, Telefónica signed three equity swap contracts with different financial entities in June 2010. These swaps are based on the share price of Portugal Telecom and are settled for by differences, thereby obtaining the same economic returns. The amount received from these contracts is 541 million euros, recognized as current interest-bearing debts.
14.5	Average interest on loans and borrowings
The average interest rate in 2010 on loans and borrowings denominated in euros was 1.17% and on foreign-currency loans and receivables it was 3.86%.
The average interest rate in 2009 on loans and borrowings denominated in euros was 1.448% and on foreign-currency loans and receivables it was 1.626%.
14.6	Unused credit facilities
The balances of “Loans and borrowings” relate only to amounts drawn down.
At December 31, 2010 and 2009, Telefónica had undrawn credit facilities amounting to 8,670 million and 5,322 million euros, respectively.
Financing arranged by Telefónica, S.A. at December 31, 2010 and 2009 is not subject to compliance with any financial covenants.
(15)	PAYABLE TO GROUP COMPANIES AND ASSOCIATES
15.1	The breakdown at December 31, 2010 and 2009 is as follows:
December 31, 2010

(Millions of euros)	Non-current	Current	Total
Loans	34,520	15,800	50,320
Trade payables to Group companies and associates	—	132	132
Derivatives (Note 16)	6	20	26
Payable to subsidiaries due to taxation on a consolidated basis	338	57	395

Total	34,864	16,009	50,873

December 31, 2009

(Millions of euros)	Non-current	Current	Total
Loans	31,643	13,637	45,280
Trade payables to Group companies and associates	37	82	119
Derivatives (Note 16)	16	17	33
Payable to subsidiaries due to taxation on a consolidated basis	288	93	381

Total	31,984	13,829	45,813

The maturity of these loans at year-end 2010 and 2009 is as follows:
December 31, 2010

						2016 and	Final balance,
						subsequent	current and
Company (millions of euros)	2011	2012	2013	2014	2015	years	non-current
Telefónica Emisiones, S.A.U.	3,713	634	3,452	4,395	3,428	13,802	29,424
Telefónica Europe, B.V.	1,804	4,708	1,996	—	—	1,555	10,063
Telfisa Global, B.V.	1,812	—	—	—	—	—	1,812
Telefónica Finanzas, S.A.U.	8,461	—	—	—	475	75	9,011
Others	10	—	—	—	—	—	10

Total	15,800	5,342	5,448	4,395	3,903	15,432	50,320

December 31, 2009

						2015 and	Final balance,
						subsequent	current and
Company (millions of euros)	2010	2011	2012	2013	2014	years	non-current
Telefónica Emisiones, S.A.U.	1,986	2,942	632	2,463	4,244	12,265	24,532
Telefónica Europe, B.V.	2,519	—	4,540	2,245	—	1,463	10,767
Telefónica Móviles España, S.A.U.	301	—	—	—	—	—	301
Telefónica Finanzas, S.A.U.	8,066	300	—	—	—	549	8,915
Others	765	—	—	—	—	—	765

Total	13,637	3,242	5,172	4,708	4,244	14,277	45,280

The carrying amount of financing raised by Telefónica, S.A. through its subsidiary Telefónica Europe, B.V. at December 31, 2010 was 10,063 million euros (10,767 million euros at 2009 year end). This financing entails a number of loans paying market rates of interest calculated on a Euribor plus spread basis. The average interest rate in 2010 was 3.94% (4.11% in 2009).

This financing mainly derives from the syndicated multicurrency loan arranged between Telefónica Europe, B.V. and a group of financial institutions for an amount of up to 18,500 million pounds sterling on October 31, 2005 to fund the acquisition of O2, Plc., which at December 14, 2006 was reduced to 7,000 million pounds sterling, while the maturity was extended from 2008 to 2013. At December 31, 2010, the balance outstanding on this loan was 2,945 million euros (3,091 million euros at 2009 year end).

The carrying amount of financing raised by Telefónica, S.A. through Telefónica Emisiones, S.A.U. at December 31, 2010 was 29,424 million euros (24,532 million euros in 2009). This financing is arranged as loans from these companies on the same terms as those of the issuance programs. The average interest rate in 2010 was 5.06% (4.98% in 2009). The financing arranged includes, as a related cost, the fees or premiums taken to the income statement for the period corresponding to the financing based on the corresponding effective interest rates. Telefónica Emisiones, S.A.U. raised financing in 2010 mainly by tapping the European and US capital markets, issuing the following bonds totaling 5,484 million euros (8,044 million euros in 2009):

Description	Issue date	Maturity date	Amount (nominal)	Currency of issue	Coupon
EMTN bonds	03/24/2010	03/24/2015	1,400,000,000	EUR	3.406%
	09/19/2010	09/18/2017	1,000,000,000	EUR	3.661%
	10/08/2010	10/08/2029	400,000,000	GBP	5.445%
SEC bond	04/26/2010	04/26/2013	1,200,000,000	USD	2.582%
	04/26/2010	04/27/2015	900,000,000	USD	3.729%
	04/26/2010	04/27/2020	1,400,000,000	USD	5.134%

Meanwhile, at December 31, 2010, Telefónica, S.A. had raised financing from Telefónica Finanzas, S.A.U., in charge of the integrated cash management of the companies comprising the Telefónica Group, amounting to 9,011 million euros (8,915 million euros in 2009) in a series of loans earning market interest rates.

At December 31, 2008, there was a loan with Telefónica Móviles España, S.A.U. for 3,402 million euros. Telefónica Móviles España, S.A.U. also had a participating loan for 3,101 million euros (see Note 8.5) maturing on December 22, 2009. On that date, authorization was given to offset the amounts, leaving a balance of 301 million euros in favor of Telefónica Móviles España S.A.U. which was cancelled on December 21, 2010.

Part of the amount owed by Telefónica, S.A. to Telefónica Emisiones, S.A.U. and to Telefónica Europe, B.V. includes restatements to amortized cost at December 31, 2010 as a result of fair value interest rate and exchange rate hedges.

“Loans to Group companies” under current assets include accrued interest receivable at December 31, 2010 amounting to 776 million euros (774 million euros in 2009).
15.2
The balance of “Payables to subsidiaries due to taxation on a consolidated basis” was 395 million euros and 381 million euros at December 31, 2010 and 2009, respectively. This basically includes payables to Group companies for their contribution of taxable income (tax losses) to the Tax Group headed by Telefónica, S.A. (see Note 17). The current- or non-current classification is based on the Company’s estimates of when the actual payment flows will take place.

The main amounts are those relating to Telefónica Internacional, S.A.U. (147 million euros), Telefónica Móviles España, S.A.U. (128 million euros) and Telefónica de España, S.A.U. (20 million euros).

(16)	DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT POLICIES
a)	Derivative financial instruments
During 2010, the Group continued to use derivatives to limit interest and exchange rate risk on otherwise unhedged positions, and to adapt its debt structure to market conditions.

At December 31, 2010, the total outstanding balance of derivative transactions was 102,008 million euros (96,132 million euros in 2009), of which 81,470 million euros related to interest rate risk and 20,538 million euros to foreign currency risk. In 2009, 73,785 million euros corresponded to interest rate risk and 22,347 million euros to foreign currency risk.

It should be noted that at December 31, 2010, Telefónica, S.A. had transactions with financial institutions to hedge interest and exchange rate risk for other Telefónica Group companies amounting to 38 million euros and 987 million euros, respectively. In 2009, trades of this nature amounted to 35 million euros for interest rate risk and 847 million euros for exchange rate risk. These external trades are matched by intra-group hedges with identical terms and maturities between Telefónica, S.A. and Group companies, and therefore involve no risk for the Company. External derivatives not backed by identical intragroup transactions consist of hedges on net investment and future acquisitions that, by their nature, cannot be transferred to Group companies and/or transactions to hedge financing raised by Telefónica, S.A. as parent company of the Telefónica Group, which are transferred to Group subsidiaries in the form of financing rather than via derivative transactions.

The breakdown of Telefónica, S.A.’s derivatives at December 31, 2010, their notional amounts at year end and the expected maturity schedule is as follows:
2010

Type of risk	Value in	Telefónica receives		Telefónica pays
Millions of euros	euros	Carrying	Currency	Carrying	Currency
Euro interest rate swaps	56,424
Fixed to fixed	55	55	EUR	55	EUR
Fixed to floating	18,290	18,290	EUR	18,290	EUR
Floating to fixed	37,987	37,984	EUR	37,984	EUR
Floating to floating	92	92	EUR	92	EUR
Foreign currency interest rate swaps	17,325
Fixed to floating	14,261
GBP/GBP	1,801	1,550	GBP	1,550	GBP
JPY/JPY	138	15,000	JPY	15,000	JPY
USD/USD	12,322	16,465	USD	16,465	USD
Floating to fixed	3,064	—		—
GBP/GBP	1,098	945	GBP	945	GBP
USD/USD	1,966	2,628	USD	2,628	USD
Exchange rate swaps	11,122
Fixed to fixed	621
EUR/BRL	129	107	EUR	288	BRL
EUR/CLP	140	112	EUR	87,800	CLP
EUR/CZK	352	352	EUR	8,818	CZK
Fixed to floating	183
JPY/EUR	95	15,000	JPY	95	EUR
MAD/EUR	88	1,000	MAD	88	EUR
Floating to fixed	143
EUR/MAD	89	90	EUR	1,000	MAD
USD/ARS	54	90	USD	285	ARS
Floating to floating	10,175
EUR/CZK	328	322	EUR	8,228	CZK
EUR/GBP	1,098	1,373	EUR	945	GBP
JPY/EUR	178	30,000	JPY	178	EUR
USD/EUR	8,571	11,395	USD	8,570	EUR
Forwards	7,375
EUR/BRL	12	11	EUR	27	BRL
EUR/CZK	697	705	EUR	17,457	CZK
EUR/GBP	961	984	EUR	828	GBP
EUR/MXN	2	2	EUR	36	MXN
EUR/USD	1,576	1,571	EUR	2,106	USD
GBP/EUR	2,247	1,927	GBP	2,246	EUR
GBP/USD	26	23	GBP	35	USD
USD/BRL	144	185	USD	320	BRL
USD/CLP	—	1	USD	274	CLP
USD/COP	—	—	USD	246	COP
USD/EUR	818	1,094	USD	818	EUR
USD/GBP	70	94	USD	60	GBP
USD/MXN	548	727	USD	9,039	MXN
MXN/USD	274	4,519	MXN	366	USD
Spot	1
MXN/EUR	1	23	MXN	1	EUR
Subtotal	92,247

(Millions of euros)
Notional amounts of structured
products with options	Value in euros	Notional	Currency
Interest rate options Caps & Floors	7,721

External counterparties
USD	62	83	USD
EUR	5,800	5,800	EUR
GBP	1,859	1,600	GBP

Currency options	2,040

External counterparties	—
USD/EUR	2,040	2,725	USD

Subtotal	9,761

TOTAL	102,008

The breakdown by average maturity is as follows:

(Millions of euros)		Up to	From 1 to	From 3 to	Over
Hedged underlying item	Notional	1 year	3 years	5 years	5 years
With underlying instrument Promissory notes	587	51	56	280	200
Loans	26,170	11,469	6,350	2,586	5,765
In national currency	23,485	11,394	5,177	2,400	4,514
In foreign currencies	2,685	75	1,173	186	1,251
Debentures and bonds MtM	55,231	10,662	5,423	11,195	27,951
In national currency	22,080	4,666	2,092	6,791	8,531
In foreign currencies	33,151	5,996	3,331	4,404	19,420
Without underlying*	20,020	8,795	3,212	3,685	4,328
Swaps	10,615	1,297	3,024	3,524	2,770
Spots	1	1	—	—	—
Currency options	2,040	183	138	161	1,558
Forwards	7,364	7,314	50	—	—
Total	102,008	30,977	15,041	17,746	38,244

*	Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries, and provisions for restructuring plans.

The breakdown of Telefónica, S.A.’s derivatives in 2009, their fair value at year end and the expected maturity schedule is as follows:
2009

Type of risk	Value in	Telefónica receives		Telefónica pays
Millions of euros	euros	Carrying	Currency	Carrying	Currency
Euro interest rate swaps	52,565
Fixed to fixed	35	35	EUR	35	EUR
Fixed to floating	20,723	20,723	EUR	20,723	EUR
Floating to fixed	31,765	31,765	EUR	31,765	EUR
Floating to floating	42	42	EUR	42	EUR
Foreign currency interest rate swaps	13,974
Fixed to floating	10,588
GBP/GBP	1,295	1,150	GBP	1,150	GBP
JPY/JPY	113	15,000	JPY	15,000	JPY
USD/USD	9,180	13,225	USD	13,225	USD
Floating to fixed	3,386
CZK/CZK	430	11,375	CZK	11,375	CZK
GBP/GBP	1,065	945	GBP	945	GBP
MXN/MXN	1	9	MXN	9	MXN
USD/USD	1,890	2,722	USD	2,722	USD
Exchange rate swaps	12,958
Fixed to fixed	2,948
EUR/BRL	115	107	EUR	288	BRL
EUR/CLP	120	112	EUR	87,800	CLP
EUR/CZK	333	352	EUR	8,818	CZK
USD/EUR	2,380	2,207	USD	2,380	EUR
Fixed to floating	319
JPY/EUR	95	15,000	JPY	95	EUR
USD/EUR	224	200	USD	224	EUR
Floating to fixed	271
EUR/MAD	88	90	EUR	1,000	MAD
USD/ARS	182	320	USD	994	ARS
USD/MXN	1	1	USD	12	MXN
Floating to floating	9,420
EUR/CZK	622	550	EUR	16,455	CZK
EUR/GBP	1,937	2,537	EUR	1,720	GBP
GBP/EUR	1,014	775	GBP	1,014	EUR
JPY/EUR	178	30,000	JPY	178	EUR
USD/EUR	5,667	7,450	USD	5,667	EUR
USD/MXN	2	3	USD	30	MXN
Forwards	6,955
ARS/USD	32	231	ARS	45	USD
EUR/CZK	1,143	1,184	EUR	30,257	CZK
EUR/GBP	394	389	EUR	350	GBP
EUR/MXN	10	10	EUR	180	MXN
EUR/USD	1,723	1,678	EUR	2,482	USD
GBP/EUR	2,342	2,117	GBP	2,342	EUR
GBP/USD	95	92	GBP	137	USD
USD/BRL	159	226	USD	400	BRL
USD/EUR	667	979	USD	667	EUR
USD/GBP	150	218	USD	133	GBP
USD/MXN	240	343	USD	4,519	MXN
Spots	394
EUR/GBP	394	388	EUR	350	GBP
Subtotal	86,846

(Millions of euros)
Notional amounts of structured
products with options	Value in euros	Notional	Currency
Interest rate options Caps & Floors	7,246
External counterparties
USD	206	297	USD
EUR	5,576	5,576	EUR
GBP	1,464	1,300	GBP
Currency options	2,040
External counterparties
USD/EUR	2,040	2,939	USD
Subtotal	9,286
TOTAL	96,132
The breakdown by average maturity is as follows:

(Millions of euros)		Up to	From 1 to	From 3 to	Over
Hedged underlying item	Notional	1 year	3 years	5 years	5 years
With underlying instrument Promissory notes	887	500	107	280	—
Loans	20,586	7,877	8,782	419	3,508
In national currency	17,603	6,510	7,299	400	3,394
In foreign currencies	2,983	1,367	1,483	19	114
Debentures and bonds MtM	53,650	14,821	10,728	5,488	22,613
In national currency	21,586	7,557	5,192	3,741	5,096
In foreign currencies	32,064	7,264	5,536	1,747	17,517

Without underlying (*)	21,009	10,008	2,173	4,463	4,365
Swaps	11,666	2,751	1,963	4,306	2,646
Currency options	2,040	—	183	138	1,719
Forwards	7,303	7,257	27	19	—
Total	96,132	33,206	21,790	10,650	30,486

*	Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries, and provisions for restructuring plans.
The debentures and bonds hedged relate to both those issued by Telefónica, S.A. and intragroup loans on the same terms as the issues of Telefónica Europe, B.V. and Telefónica Emisiones, S.A.U.
The fair value of Telefónica, S.A.’s derivatives portfolio at December 31, 2010 amounts to a net asset of 1,626 million euros (a net asset of 78 million euros in 2009).
b) Risk management policy

Telefónica, S.A. is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.

The main market risks affecting Telefónica are as follows:
1.	Foreign currency risk

Exchange rate risk arises primarily from: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom and the Czech Republic), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt.

2.	Interest rate risk

Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates.

3.	Share price risk

Share price risk arises primarily from changes in the value of our equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of our treasury shares and from equity derivatives.

Telefónica is also exposed to liquidity risk if a mismatch arises between its financing needs (including operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (including revenues, divestments, credit lines from financial institutions and capital market transactions). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.

Finally, Telefónica is exposed to “country risk” (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where the Telefónica Group operates, especially in Latin America.

Telefónica actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates and share prices) and by incurring debt in local currencies, where appropriate, with a view to stabilizing cash flows, the income statement and investments. In this way, Telefónica attempts to protect its solvency, facilitate financial planning and take advantage of investment opportunities.

Telefónica manages its exchange rate risk and interest rate risk in terms of net debt and net financial debt as calculated by them. Telefónica believes that these parameters are more appropriate to understanding its debt position. Net debt and net financial debt take into account the impact of our cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net debt nor net financial debt as calculated by Telefónica should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of our liquidity.

Exchange rate risk

The fundamental objective of our exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the cash flows generated by our businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of our debt denominated in such currencies. The degree of exchange rate hedging we employ varies depending on the type of investment.

Telefónica aims to protect itself against declines in Latin American currencies relative to the euro affecting our asset values through the use of dollar-denominated debt, incurred either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent.

At December 31, 2010, pound sterling-denominated net debt was approximately 2.4 times the value of our 2010 OIBDA from the Telefónica Europe business unit in the United Kingdom. Telefónica’s aim is to maintain this same proportion of pound sterling-denominated net debt to OIBDA as the Telefónica net debt to OIBDA ratio, on a consolidated basis, in order to help to reduce its sensitivity to changes in the pound sterling to euro exchange rate.

To protect its investment in the Czech Republic, the Company had net positions denominated in Czech crowns, which at December 31, 2010 amounted to nearly 36% of the original cost of the investment (compared to 59% of the original cost of the investment in 2009). This percentage has been reduced with a view to introduce the same management criterion adopted for the pound sterling. Consequently, the ratio of net debt in Czech crowns to OIBDA is 1.6 in consolidated terms and 2.3 in proportional terms, currently very close to the net debt-OIBDA ratio for the Telefónica Group in 2010.

We also manage exchange rate risk by seeking to minimize the negative impact of any remaining exchange rate exposure on the income statement, regardless of whether we have open positions. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.

As Telefónica’s direct exposure is counterbalanced by the positions held in subsidiaries, the Company analyses its foreign currency risk exposure at the Group level. To illustrate the sensitivity of exchange gains or losses to variability in exchange rates, assuming the exchange rate position affecting the income statement at the end of 2010 were constant during 2011 and Latin American currencies depreciated against the dollar and the rest of the currencies against the euro by 10%, Telefónica estimates that exchange gains or losses recorded for 2011 would be -105 million euros. For Telefónica, S.A., assuming only financing arranged with external counterparties, the same change would lead to a decrease in finance costs of 112 million euros. Nonetheless, Telefónica manages its exposure on a dynamic basis to mitigate their impact.

Interest rate risk

Telefónica financial expenses are exposed to changes in interest rates. In 2010, the rates applied to the largest amount of our short-term debt were mainly based on the Euribor, the Czech crown Pribor, the Brazilian SELIC, the dollar Libor and the Colombian UVR. Telefónica manages its interest rate risk by entering into derivative financial instruments, primarily swaps and interest-rate options.

Telefónica analyzes its exposure to changes in interest rates at the Telefónica Group level. The table illustrates the sensitivity of finance costs and the balance sheet to variability in interest rates at Group and Telefónica, S.A. level.

To calculate the sensitivity of the income statement, a 100 basis point rise in interest rates in all currencies in which there are financial positions at December 31, 2010 has been assumed, as well as a 100 basis point decrease in all currencies except the USD and GBP, in order to avoid negative rates. A constant position equivalent to that prevailing at year end was also assumed.

To calculate the sensitivity of equity to variability in interest rates, a 100 basis point increase in interest rates in all currencies and terms in which there are financial positions at December 31, 2010 was assumed, as well as a 100 basis point decrease in all currencies and terms. Cash flow hedge positions were also considered as they are the only positions where changes in market value due to interest-rate fluctuations are recognized in equity.

In both cases, only operations with external counterparties were considered in all cases.

		Impact on		Impact on
	Impact on	Telefónica SA	Impact on	Telefónica SA
	consolidated	individual income	consolidated	individual
	result	statement (1)	equity	equity (1)
+100pb(2)	(222)	(95)	575	575
+100pb(2)	209	89	(626)	(626)

(1)	Same external operations for cash flow hedges considered as in the consolidated financial statements.

(2)	Impact on results of 100 bp change in all currencies, except the pound sterling and the dollar.
Share price risk

The Telefónica Group is exposed to changes in the value of equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from treasury shares and from equity derivatives.

According to the PSP, the shares delivered under such plan may be either the Telefónica, S.A. treasury shares, acquired by them or any of its Group companies; or newly-issued shares. The possibility of delivering shares to employees in the future, in accordance with relative total shareholders’ return, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each cycle, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each cycle if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for our ordinary shareholder as a result of the higher number of shares delivered under such plan outstanding.

To reduce the risk to us associated with variations in share price under this plan, Telefónica has acquired financial instruments that replicate the risk profile of some of the shares derivable under the plan as explained in Note 19. Telefónica will assess if at the moment of implementation it will have to take any action in order to reduce any risk implied in this plan.

During 2010, an incentive plan for Group employees to purchase Telefónica shares, approved at the Ordinary General Shareholders’ Meeting of 2009, was initiated. The cost of this plan will not exceed 50 million euros, as agreed in the aforementioned Ordinary General Shareholders’ Meeting (see Note 19 for further details).

In addition, part of the treasury shares of the parent company held at December 31, 2010 may be used to cover shares deliverable under the Plan. At December 2010, Telefónica, S.A. holds 55,188,046 treasury shares (see Note 11), part of which can be used to cover the PSP. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

Liquidity risk

Telefónica seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1.
The average maturity of our net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2.
Telefónica must be able to pay all commitments over the next 12 months without accessing new borrowing or accessing the capital markets (although including firm credit lines arranged with banks), assuming budget projections are met.

Country risk
Telefónica managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):
1.
Partly matching assets to liabilities (those not guaranteed by the parent company) in its Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and,

2.	Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.
Credit risk

Telefónica trades in derivatives with creditworthy counterparties. Therefore, the parent company trades with credit entities with senior debt ratings of at least “A”. In Spain, where it holds most of Telefónica’s derivatives portfolio, it has netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. For other subsidiaries, particularly those in Latin America, given the stable sovereign rating provides a ceiling and is below “A,” trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

Telefónica also considers managing commercial credit risk as crucial to meeting its business and customer base growth targets in a manner that is consistent with Telefónica’s risk-management policy.

Therefore, Telefónica’s commercial credit risk-management approach is based on continuous monitoring of the risk assumed and the resources necessary to manage the Group’s various units, in order to optimize the risk-reward relationship in its operations. Particular attention is given to those clients that could cause a material impact on the Group’s financial statements for which, depending on the segment and type of relation, hedges or collateral may be required to mitigate exposure to credit risk.

All Group companies adopt a general framework, authorization procedures and homogeneous management practices, based on particular market conditions and best international practices, and incorporating this commercial credit risk management approach into the Group’s decision policy both from a strategic and operating perspective.

Meanwhile, with credit risk arising from cash and cash equivalents, Telefónica places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a general framework, revised annually based on the conditions of the market and countries where Telefónica operates. The general framework sets: (i) the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); (ii) the maximum tenor of the investment; and (iii) the instruments in which the surpluses may be invested. For Telefónica S.A., which places the bulk of Telefónica surpluses, the maximum placement in 2010 was 180 days and the creditworthiness of the counterparties used, measured by their debt ratings, remained above A- and/or A3 by Standard & Poor’s and Moody’s, respectively.

Telefónica’s maximum exposure to credit risk is initially represented by the carrying amounts of the assets (see Notes 8 and 9) and the guarantees given by Telefónica.

Telefónica, S.A. provides operating guarantees granted by external counterparties, which are offered during its normal commercial activity. At December 31, 2010, these guarantees amounted to approximately 228 million euros.

Furthermore, in relation to the public offering to acquire the ordinary shares in Vivo Participaçoes, S.A. that are not held by the Telefónica Group, described in Note 20 c), Telefónica, S.A. provided the guarantees normally required in this type of transaction, totaling 818 million euros at December 31, 2010.

Capital management

Telefónica’s corporate finance department, which is in charge of Telefónica’s capital management, takes into consideration several factors when determining Telefónica’s capital structure, with the aim of ensuring sustainability of the business and maximizing the value to shareholders.

Telefónica monitors its cost of capital with a goal of optimizing its capital structure. In order to do this, Telefónica monitors the financial markets and updates to standard industry approaches for calculating weighted average cost of capital, or WACC. The second, a maximum gearing ratio of 2.5 times OIBDA in the medium term (excluding non-recurrent or exceptional factors), enables the Company to obtain and maintain the desired credit rating over the medium term, and with which Telefónica can use to match its potential cash flow generation and the alternative uses of this cash flow at all times.

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, tax efficiency and volatility in cash flow generation, when determining our financial structure.

Hedging policy
Telefónica’s derivatives policy emphasizes the following points:
•	Derivatives based on a clearly identified underlying.

•	Matching of the underlying to one side of the derivative.

•	Matching the company contracting the derivative and the company that owns the underlying.

•	Ability to measure the derivative’s fair value using the valuation systems available to Telefónica.

•	Sale of options only when there is an underlying exposure.

•	Hedge accounting

Hedges can be of three types:
•	Fair value hedges

•	Cash flow hedges, which can be set at any value of the risk to be hedged (primarily interest rates and foreign currency) or for a defined range through options.

•	Hedges of net investment in a foreign operation.

Hedges can comprise a combination of different derivatives. There is no reason to suppose management of accounting hedges will be static, with an unchanging hedging relationship lasting right through to maturity. Hedging relationships may change to allow appropriate management that serves our stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting our share capital. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in perceived risk on the underlying or a change in market view. Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented. To gauge the efficiency of transactions defined as accounting hedges, we analyze the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model.

Risk management guidelines are issued by Telefónica’s Finance Department. This department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks.

In 2010, the Company recognized a loss of 3.8 million euros for the ineffective part of cash flow hedges (17 million euros in 2009).

The breakdown of the Company’s derivatives with counterparties not belonging to the Telefónica Group at December 31, 2010 and December 31, 2009 by type of hedge, their fair value at year end and the expected maturity schedule is as follows:

	(Millions of euros)
		Notional amount MATURITIES (*)
2010	Fair value				Subsequent
Derivatives	(**)	2011	2012	2013	years	Total

Interest rate hedges	(353)	(5,998)	60	(2,084)	7,170	(852)
Cash flow hedges	267	(3,652)	556	(438)	8,487	4,953
Fair value hedges	(620)	(2,346)	(496)	(1,646)	(1,317)	(5,805)

Foreign currency hedges	(409)	854	112	577	4,323	5,866
Cash flow hedges	(409)	854	112	577	4,323	5,866
Fair value hedges

Interest and exchange rate hedges	(223)	27	130	926	2,004	3,087
Cash flow hedges	(223	27	130	926	2,004	3,087
Fair value hedges	—	—	—	—	—	—

Hedge of net investment	(288)	(1,770)	—	(160)	(980)	(2,910)

Derivatives not designated as hedges	(367)	4,453	316	(289)	(478)	4,002
Interest rate	(238)	4,415	426	(427)	(1,316)	3,098
Exchange rate	(115)	106	(109)	138	838	973
Interest and exchange rate	(14)	(68)	(1)	—	—	(69)

(*)	For interest rate hedges, the positive amount is in terms of fixed “payment”. For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.

(**)	Positive amounts indicate payables.

	(Millions of euros)
		Notional amount MATURITIES (*)
2009	Fair value				Subsequent
Derivatives	(**)	2010	2011	2012	years	Total

Interest rate hedges	(282)	3,023	(7)	4	(2,535)	485
Cash flow hedges	145	1,769	1,239	500	3,024	6,532
Fair value hedges	(427)	1,254	(1,246)	(496)	(5,559)	(6,047)

Foreign currency hedges	1,052	2,511	788	112	4,900	8,311
Cash flow hedges	1,052	2,511	788	112	4,900	8,311
Fair value hedges	—	—	—	—	—	—

Interest and exchange rate hedges	37	224	—	89	95	408
Cash flow hedges	37	224	—	89	95	408
Fair value hedges	—	—	—	—	—	—

Hedge of net investment	(300)	(1,977)	(907)	—	(818)	(3,702)

Derivatives not designated as hedges	(589)	4,943	287	275	(794)	4,711
Interest rate	(298)	4,946	413	483	(1,770)	4,072
Foreign currency	(248)	157	(63)	(141)	976	929
Interest and exchange rate	(43)	(160)	(63)	(67)	—	(290)

(*)	For interest rate hedges, the positive amount is in terms of fixed “payment”. For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.

(**)	Positive amounts indicate payables.

(17)	INCOME TAX

Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns with certain Group companies. The consolidated Tax Group in 2010 comprised 46 companies. Included during the year were Atento Impulsa, Atento Servicios Técnicos y Consultoría, S.L., Atento Teleservicios España, S.A., Gloway Broadcast Services, S.L, Teléfonica Global Applications, S.L, and Telefónica Producciones S.L. The first three companies were incorporated through merger in 2009, the fourth was acquired in 2009, and the fifth and sixth companies were newly incorporated in 2010.

Tax balances are as follows:

(Millions of euros)	2010	2009

Tax receivables:	2,342	1,230

Deferred tax assets:	2,217	1,097
Deferred income tax (income)	140	44
Other temporary differences, assets	1,569	410
Long-term tax loss carryforwards	443	443
Deductions and other	65	200
Current tax receivables (Note 10):	125	133
Withholdings	42	49
Corporate income tax payable	66	9
VAT and Canary Islands general indirect tax refundable	17	75

Tax payable:	824	186

Deferred tax liabilities:	778	37
Deferred income tax (expense)	10	11
Other temporary differences, liabilities	768	26
Non-current payables to public administrations:	—	59
Deferral of corporate income in tax in accordance with the 28th transitional provision of the income tax law	—	59
Current payables to public administrations (Note 18):	46	90
Personal income tax withholdings	5	4
Corporate income tax payable	18	12
Withholding on investment income, VAT and other	10	73
Social security	13	1
The Tax Group had tax loss carryforwards at December 31, 2010 amounting to 3,612 million euros. These losses must be applied within 15 years.
The balance at December 31, 2010 includes unused tax credits amounting to 443 million euros corresponding to unused tax losses of 1,475 million euros.

Unused tax loss carryforwards relate mainly to a negative adjustment made to the taxable base for corporate income tax at Telefónica Móviles, S.A. (now Telefónica, S.A.) in 2002, amounting to 2,137 million euros and resulting from the transfer of certain holdings acquired in previous years where the market value differed from the book value at which they were recognized.

The challenging of this adjustment, which was related to the tax inspection of financial years 2001 to 2004, completed in 2008, has not had an impact on the Company’s financial statements. However, the use by the Group of the tax loss carryfoward is subject to a successful appeal before the Courts against the assessments arising from this inspection.

As head of the Telefónica Tax Group, in 2010 Telefónica, S.A. made payments on account of 2010 income tax amounting to 729 million euros.

17.1	Deferred tax assets and liabilities
The balances and movements in “Deferred tax assets” and “Deferred tax liabilities” for Telefónica, S.A. at December 31, 2010 and 2009 are as follows:

		Temporary			Deferred
2010	Tax	differences,		Total deferred	tax
(Millions of euros)	credits	assets	Deductions	tax assets	liabilities

Opening balance	443	454	200	1,097	37

Arising in the year	—	728	40	768	19
Reversal	—	(80)	—	(80)	(15)
Transfers to the Tax Group’s net position	—	—	(258)	(258)	—
Other movements	—	607	83	690	737

Closing balance	443	1,709	65	2,217	778

		Temporary			Deferred
2009	Tax	differences,		Total deferred	tax
(Millions of euros)	credits	assets	Deductions	tax assets	liabilities

Opening balance	356	608	841	1,805	559

Arising in the year	2	137	33	172	—
Reversal	—	(270)	—	(270)	(445)
Transfers to the Tax Group’s net position	85	(21)	(674)	(610)	(77)
Other movements	—	—	—	—	—

Closing balance	443	454	200	1,097	37

The main items for which Telefónica, S.A. recognizes temporary differences in assets and liabilities are the tax effects of impairment losses on some of its assets, principally investments in subsidiaries (see Note 8).

Deferred tax liabilities include 2.1 million euros corresponding to the tax amortization of goodwill generated on acquiring stakes in the Brazilian subsidiaries of Brasilcel, N.V. (Note 8.1 c). No impact has been recognized in profit and loss, pending the official release of the European Commission’s decision regarding the legal action relating to the Spanish legislation regulating this regime. Furthermore, based on changes in the differences between the tax bases and carrying amounts of Telefónica, S.A.’s investments, primarily due to impairments in 2010 (see Note 8.2), the Company concluded that the net position of these differences is not a fair view of the present situation, and therefore recognized the associated assets and liabilities taking this into account. The impact is recognized in “Other movements” in the table of movements in deferred tax assets and liabilities in 2010.

In accordance with article 12.3 of the revised Spanish Income Tax Law (“TRLIS”), as well as with transitional provision 29 of that law, taxable income declared at 2009 year end, a positive adjustment of 586 million euros was provisionally included in the company’s taxable income in connection with the decline in value of investees. Finally, using the subsidiaries’ definitive accounting records, 174 million euros was included in the income tax return.

At December 31, 2009 2,588 million euros is pending inclusion for reversal of the adjustment in future periods.

In 2009 the variation in goodwill of investees amounts to 3,881 million euros and mainly relates to Telefónica O2 UK, Ltd., Telefónica O2 Germany, GMBH & Co. OHG and Telefónica Móviles México, S.A. de C.V.

In addition, at the 2010 year end, an increase of 248 million euros was provisionally incorporated in the Company’s taxable income in connection with impairment of investees for tax purposes.
At December 31, 2010 2,550 million euros is pending inclusion for reversal of the adjustment in future periods.
In 2010, the variation in equity of investees for which a provision was made amounts to 2,589 million euros.
17.2	Reconciliation of accounting profit to taxable income and income tax expense to income tax payable
The calculation of the income tax expense and income tax payable for 2010 and 2009 is as follows.

(Millions of euros)	2010	2009

Accounting profit before tax	2,885	5,606
Permanent differences	(6,598)	(6,138)
Permanent differences arising from the first-time application of PGC 2007	210	205
Temporary differences:	2,060	(686)
Arising in the year	2,008	(1,052)
Arising in prior years	52	366

Tax result	(1,443)	(1,013)
Gross tax payable	(433)	(304)
Tax credits capitalized	(40)	(33)

Corporate income tax refundable	(473)	(337)
Temporary differences for tax valuation	(618)	206
Tax effect of first-time application of PGC 2007	(63)	(61)
Other effects	(100)	(445)

Corporate income tax accrued in Spain	(1,254)	(637)
Foreign taxes	9	(9)

Income tax	(1,245)	(646)

Current income tax	(487)	(365)
Deferred income tax	(758)	(281)

The permanent differences relate mainly to changes in investment write-down provisions recorded by the Tax Group companies included in the consolidated corporate income tax return, to dividends received from Tax Group companies or foreign companies that meet certain requirements, and to the write-down provisions related to dividends paid by subsidiaries up to the amount of the dividend recorded as non-deductible income at Telefónica, S.A. and to non-deductible provisions.

In addition, they include as a permanent difference the decrease in income tax expense derived from the tax amortization of financial goodwill for foreign shareholding acquisitions made before December 21, 2007. This income of 584 million euros was recognized in 2009 after the European Commission released its decision regarding the legal action against the Kingdom of Spain in this respect (see Note 2 b). In 2010, it comprised income of 139 million euros.

Temporary differences mainly comprise positive adjustments on eliminating the tax base of impairment provisions that are not tax deductible.

Meanwhile, within the scope of Law 4/2008 dated December 23, with respect to corporate income tax Telefónica, S.A. has elected to apply the provisions of the 28th transitional provisions of this law. In this respect, under the terms of this provision the Company has included two-thirds of the net tax impact of accounting adjustments arising from the first-time application of the new accounting principles. During 2010, 63 million euros was applied, and at December 31, 2010 no amounts were pending inclusion in taxable income.

In 2010 and 2009, the Company capitalized 40 million euros and 33 million euros, respectively, of tax credits, mainly for donations to non-profit organizations and for double taxation relief. The cumulative amount at year end principally reflects tax credits in connection with export activity tax credits and deductions for export activities (approximately 65 million euros). In 2010, 258 million euros were applied in relation to deductions in connection with export activity and 43 million euros to double taxation.

In accordance with article 42 of the Spanish Income Tax Law RDL/2004 and having met the reinvestment requirement on February 6, 2006, in 2006 Telefónica, S.A. applied deductions for reinvestment of gains amounting to 1,809 million euros. This deduction mainly arose in connection with the sale of Telefónica Publicidad e Información, S.A. In 2007 and 2008 the Company also applied similar deductions of 18 million euros and 12 million euros, respectively, after meeting the reinvestment requirement on October 24, 2007.

17.3	On September 25, 2002, tax inspections commenced at several companies included in Tax Group 24/90, of which Telefónica, S.A. is the parent company for the years from 1998 to 2000.

The tax assessments related to this review, which included settlement agreements and imposed fines on Telefónica, were signed by the company in disagreement in October 2004 and July 2005. The total amount of these assessments was 140 million euros.

In April 2007, Telefónica, S.A. filed an administrative appeal before the National Court of Justice. The Company also requested that the execution of the settlements and penalties appealed be suspended by providing the appropriate guarantees.

On February 22, 2010, Telefónica received the notification of the ruling by the National Court of Justice dated February 4, 2010, in which it partially accepted the Company’s allegations.

On May 18, 2010, the National Court of Justice accepted Telefónica, S.A.’s appeal and ruled on April 5, 2010 to refer the case to the Supreme Court. On June 4, 2010, the tax authorities filed an appeal before the Supreme Court against one of the rulings of the National Court of Justice partially accepting Telefónica’s allegations. In January 2011, Telefónica submitted a brief of opposition against that appeal.

In addition, a new tax inspection for the period 2001 to 2004 commenced in June 2006 and concluded in July 2008.

In relation to the Tax Group’s income tax and in addition to the above, the inspection has proposed additional adjustments to the tax amounts considered by Telefónica Móviles in 2002 (of 2,137 million euros), of approximately 346 million euros. Telefónica filed an administrative appeal before the Central Administrative Economic Court, which on September 10, 2009 ruled against the interests of the Company.

On November 16, 2009, Telefónica filed an administrative appeal before the National Court of Justice against this resolution of September 10, 2009. In April 2010, Telefónica, S.A. filed the claim.

In June 2010, new inspections of various companies in the 24/90 Tax Group, of which Telefónica, S.A. is the parent were initiated. The taxes subject to review were corporate income tax for the years 2005 to 2007, VAT, tax withholdings and payments on account in respect of personal income tax, tax on investment income, property tax and non-resident income tax for the second half of 2006 and 2007.

Therefore, including the years under inspection, Telefónica, S.A. has all taxes since 2005 open to inspection.

In relation to the sale by Terra Networks, S.A. (now Telefónica, S.A.) of its stake in Lycos Inc. in 2004, the Company began procedures to recognize a higher tax loss of up to 7,418 million euros because of measuring as acquisition value for tax purposes, the market value of Lycos Inc. shares received, rather than their carrying amount, in conformity with Article 159 of the Spanish Corporation Law. However, no accounting adjustments have been recorded until the Company receives a definitive ruling on this procedure.

At 2010 year end, it is not expected that the final outcome of these assessments, lawsuits, and inspections in progress or pending for years open to inspection will require any additional significant liabilities to be recognized in Telefónica, S.A.’s financial statements.

(18)	TRADE AND OTHER PAYABLES
The breakdown of “trade and other payables” is as follows:

(Millions of euros)	2010	2009
Suppliers	410	85
Other payables	2,065	69
Current income tax liabilities (Note 17)	18	12
Other payables to public administrations (Note 17)	29	78

Total	2,522	244

a) Trade payables

This line includes Telefónica’s irrevocable commitment to pay a 280 million euro donation to the Telefónica Foundation to provide this entity with the financing required to enable the Foundation to operate in the short and medium term, providing this entity therefore with the funding required to implement the social programs and activities it currently performs or could initiate in the short and medium term to fulfill its purpose as a foundation.

Information on deferred payments to third parties. (Third additional provision, “Information requirement” of Law 15/2010 of 5 July).
In accordance with Law 15/2010 of July 5, amending Law 3/2004 of December 29 establishing measures to avoid defaults on payments in commercial operations, it is disclosed that at December 31, 2010 there are no balances payable to Spanish suppliers outstanding after the legal payment term.
b) Sundry creditors
This line includes 1,977 million euros corresponding to the value of the final payable to Portugal Telecom (2,000 million euros) for the acquisition of 50% of Brasilcel, N.V. (Note 8.1).
(19)	REVENUE AND EXPENSES
19.1	Revenue from operations
a) Rendering of services

In 2008, Telefónica, S.A. arranged contracts for the right to use the Telefónica brand with Group companies which use the license. The amount each subsidiary must recognize as a cost for use of the license is stipulated in the contract as a percentage of income obtained by the licensor. In 2010 and 2009, “Rendering of services to Group companies” included 518 million euros and 369 million euros, respectively, for this item.

Telefónica, S.A. has signed contracts to provide management support services to Telefónica de España, S.A.U, Telefónica Móviles España, S.A.U., Telefónica O2 Holding, Ltd. and Telefónica Internacional, S.A.U. Revenue received for this concept in 2010 and 2009 amounted to 13 million euros in both years, recognized under “Services rendered to Group companies.”

Operating revenues also include property rental income amounting to 43 million euros in 2010 and 40 million euros in 2009, mainly from the lease of office space in District C to several Telefónica Group companies (see Note 7).

b) Dividends from Group companies and associates
The detail of the main amounts recognized in 2010 and 2009 is as follows:

(Millions of euros)	2010	2009
Telefónica Móviles España, S.A.U.	2,190	2,602
Telefónica de España, S.A.U.	2,827	1,193
Telefónica O2 Europe, plc.	708	1,352
Telefónica O2 Czech Republic, a.s.	331	340
Latin American Cellular Holding, B.V.	65	168
Brasilcel, N.V.	82	—
Subsidiaries of Brasilcel, N.V.	47	—
Portugal Telecom	44	44
Other companies	180	64

Total	6,474	5,763

The dividends of Brasilcel, N.V. relate to distributions approved prior to the merger. On December 17 2010, dividend revenue of 47 million euros from the subsidiaries acquired by Telefónica, S.A. through this merger was recognized. These dividends are receivable at 2010 year end.

c) Interest income on loans to Group companies and associates
This heading includes the return obtained on loans made to subsidiaries to carry out their business (see Note 8.5). The breakdown of the main amounts is as follows:

(Millions of euros)	2010	2009
Telefónica Móviles México, S.A. de C.V.	188	215
Telefónica de España, S.A.U.	130	187
Telefónica Móviles España, S.A.U.	—	214
Other companies	60	46

Total	378	662

19.2
“Non-core and other current operating revenues — Group companies” relates to revenues on centralized services that Telefónica, S.A., as head of the Group, provides to its subsidiaries. Telefónica, S.A. bears the full cost of these services and then charges each individual subsidiary for the applicable portion. The amount includes billings to Telefónica Móviles España, S.A.U., which amounted to 30 million euros and 35 million euros in 2010 and 2009, respectively, and to Telefónica de España, S.A.U., for 28 million euros and 30 million euros, respectively.

19.3	Personnel expenses and employee benefits
The breakdown of “Personnel expenses” is as follows:

(Millions of euros)	2010	2009
Wages, salaries and other personnel expenses	165	135
Pension plans (Note 4.h)	10	11
Social security costs, and others	18	23

Total	193	169

Telefónica has reached an agreement with its staff to provide an Occupational Pension Plan pursuant to Legislative Royal Decree 1/2002, of November 29, approving the revised Pension Plans and Funds Law. The features of this Plan are as follows:

•
Defined contribution of 4.51% of the participating employees’ base salary. The defined contributions of employees transferred to Telefónica from other Group companies with different defined contributions (e.g. 6.87% in the case of Telefónica de España, S.A.U.) will be maintained.

•	Mandatory contribution by participants of a minimum of 2.2% of their base salary.

•	Individual and financial capitalization systems.
This fund was outsourced to Telefónica subsidiary, Fonditel Entidad Gestora de Fondos de Pensiones, S.A., which has added the pension fund assets to its Fonditel B fund.

At December 31, 2010, 1,536 employees had signed up for the plan (1,535 employees in 2009). This figure includes both employees contributing and those who have ceased to contribute to the plan, as provided for in Royal Decree 304/2004 approving the regulations for Pension Plans and Funds. The cost for the Company amounted to 3 million euros in 2010 and 2.73 million euros in 2009.

In 2006, a Pension Plan for Senior Executives, wholly funded by the Company, was created and complements the previous plan and involves additional defined contributions at a certain percentage of the executive’s fixed remuneration, based on professional category, plus some extraordinary contributions depending on the circumstances of each executive, payable in accordance with the terms of the Plan.

Telefónica, S.A. has recorded costs related to the contributions to this executive plan of 6.2 million euros in 2010 (7.7 million euros in 2009).
In 2010, some executives left this Plan, leading to the reversal of part of the initial extraordinary contributions amounting to 2 million euros (0.5 million euros in 2009).
No provision was made for this plan as it has been fully externalized.
The share-based payment plans are the following:
Telefónica, S.A. share plan: “Performance Share Plan” (PSP).

At the General Shareholders’ Meeting of Telefónica, S.A. on June 21, 2006, its shareholders approved the introduction of a long-term incentive plan for managers and senior executives of Telefónica, S.A. and other Telefónica Group companies. Under this plan, selected participants who met the qualifying requirements were given a certain number of Telefónica, S.A. shares as a form of variable compensation.

The plan was initially intended to last seven years. It is divided into five phases, each three years long, beginning on July 1 (the “Start Date”) and ending on June 30 three years later (the “End Date”). At the start of each phase the number of shares to be awarded to Plan beneficiaries is determined based on their success in meeting targets set. The shares are delivered, assuming targets are met, at the End Date of each phase. Each phase is independent from the others. The first started on July 1, 2006 (with shares to be delivered in July 2009) and the fifth phase began on July 1, 2010 (with any shares earned being delivered from July 1, 2013).

Award of the shares is subject to a number of conditions:
•	The beneficiary must continue to work for the company throughout the three years of the phase, subject to certain special conditions related to departures.

•
The actual number of shares awarded at the end of each phase will depend on success in meeting targets and the maximum number of shares assigned to each executive. Success is measured by comparing the total shareholder return (TSR), which includes both share price and dividends offered by Telefónica shares, with the TSRs offered by a basket of listed telecoms companies that comprise the comparison group. Each employee who is a member of the plan is assigned at the start of each phase a maximum number of shares. The actual number of shares awarded at the end of the phase is calculated by multiplying this maximum number by a percentage reflecting their success at the date in question. This will be 100% if the TSR of Telefónica is equal to or better than that of the third quartile of the Comparison Group and 30% if Telefónica’s TSR is in line with the average. The percentage rises linearly for all points between these two benchmarks. If the TSR is below average no shares are awarded.

June 30, 2009 marked the end of the first phase of this plan, which entailed the following maximum number of shares allocated:

	Number of
	shares	Unit value	End date
1st phase July 1, 2006	6,530,615	6.43	June 30, 2009
Of this amount, the maximum number of shares corresponding to Telefónica, S.A. managers and executives is as follows:

	Number of
	shares	Unit value	End date
1st phase July 1, 2006	1,276,751	6.43	June 30, 2009

With the maturity of the Plan, in July 2009 a total of 3,309,968 shares (corresponding to a total of 4,533,393 gross shares less a withholding of 1,224,610 shares at the choice of employees) were delivered to Telefónica Group directors included in the first phase. The shares delivered were deducted from the Company’s treasury shares in 2009 (see Note 11.1 a). The total net shares delivered to Telefónica, S.A. managers and executives were 1,240,834.

All the shares included in the first phase of the plan were hedged with a financial instrument acquired in 2006. The cost of this instrument was 46 million euros, which in unit terms is 6.43 euros per share. At June 30, 2009, the bank with which the financial instrument was entered into delivered to Telefónica, S.A. the own shares contracted, which totaled 7,200,000 shares. These were accounted for as treasury shares.

The cost of the gross amount of shares delivered to the directors of each subsidiary was subsequently billed by Telefónica, S.A., as previously established, with a unit value of 6.43 euros per share. The tax obligations of the directors in each of their countries related to the increase in their personal income from the receipt of the incentive were met by each subsidiary and subsequently charged to Telefónica, S.A., which recognized the cost under “Reserves” for an amount of 21 million euros in 2009.

The second phase of this Plan matured on June 30, 2010, with the maximum number of shares issued as follows:

	Number of
	shares	Unit value	End date
2nd phase July 1, 2007	5,556,234	7.70	June 30, 2010

Of this amount, the maximum number of shares corresponding to Telefónica, S.A. managers and executives is as follows:

	Number of
	shares	Unit value	End date
2nd phase July 1, 2007	1,102,711	7.70	June 30, 2010

With the maturity of the second phase of the plan, on June 30, 2010 a total of 2,964,437 shares (corresponding to a total of 4,091,071 gross shares less a withholding of 1,132,804 shares at the choice of employees) were delivered to Telefónica Group directors included in the second phase. The shares delivered were deducted from the Company’s treasury shares in 2010 (see Note 11.1 a). The total net shares delivered to Telefónica, S.A. managers and executives were 816,893.

The cost of the gross amount of shares delivered to the directors of each subsidiary was subsequently billed by Telefónica, S.A., as previously established, with a unit value of 7.7 euros per share. The tax obligations of the directors in each of their countries related to the increase in their personal income from the receipt of the incentive were met by each subsidiary and subsequently charged to Telefónica, S.A., which recognized the cost under “Reserves” for an amount of 15 million euros in 2010.

The maximum number of the shares issuable in each of the three outstanding phases at December 31, 2010 is as follows:

	Number of	Unit
	shares	value	End date
3rd phase July 1, 2008	5,286,980	8.39	June 30, 2011
4th phase July 1, 2009	6,356,597	8.41	June 30, 2012
5th phase July 1, 2010	5,025,657	9.08	June 30, 2013
Of the total number of shares, those corresponding to Telefónica, S.A. employees, by phase, are as follows:

	Number of	Unit
	shares	value	End date
3rd phase July 1, 2008	1,248,067	8.39	June 30, 2011
4th phase July 1, 2009	1,555,382	8.41	June 30, 2012
5th phase July 1, 2010	1,249,407	9.08	June 30, 2013

This plan is equity-settled via the delivery of shares to the executives, with a balancing entry for the 11 million euros of employee benefits expense recorded in 2010 (10 million euros in 2009) in equity, net of the related tax effect.

The cost of the shares granted to employees of Group subsidiaries is recognized under “Reserves” and amounted to 52 million euros in 2010 (52 million euros in 2009). As Telefónica, S.A. will reinvoice these amounts to its subsidiaries at the maturity of the phases, the related receivable is recognized under “Other non-current financial assets (phases IV and V) and “Other current financial assets” (phase III) (see Note 8.6).

For the sole purpose of ensuring the shares necessary at the end of the phase begun in 2008 (the third phase of the plan), Telefónica, S.A. purchased an instrument from a financial institution that will deliver to Telefónica, at the end of the phase, a total of 2,500,000 shares, part of the shares necessary to settle the phase. This instrument is indexed to the success of the plan; i.e. the instrument has the features as the plan. The cost of the financial instrument was 25 million euros, equivalent to 9.96 euros per option (see Note 9.4.1).

For the fourth phase of the Plan, Telefónica, S.A. acquired an instrument from a financial institution with the same features of the plan, whereby at the end of the phase, Telefónica will obtain part of the shares necessary to settle the phase (4,000,000 shares). The cost of the financial instrument was 34 million euros, equivalent to 8.41 euros per option (see Note 9.4.1).

Telefónica, S.A. share plan: “Global Employee Share Plan”

At the General Shareholders’ Meeting of Telefónica, S.A. on June 23, 2009, the shareholders approved the introduction of a Telefónica, S.A. share incentive plan for all employees of the Telefónica Group worldwide, with certain exceptions. Under this plan, participants who met the qualifying requirements are offered the possibility of acquiring Telefónica, S.A. shares, with this company assuming the obligation of giving participants a certain number of Telefónica, S.A. shares free of charge.

The plan was initially intended to last two years. Employees joining the plan can acquire Telefónica, S.A. shares through maximum monthly installments of 100 euros (or the local currency equivalent), up to a maximum of 1,200 euros over a period of 12 months (acquisition period). The shares will be awarded where applicable when the plan is consolidated, as from September 1, 2012, subject to a number of conditions:

• The beneficiary must continue to work for the company throughout the two-year duration of the plan (consolidation period), subject to certain special conditions related to departures.

• The actual number of shares awarded at the end of the consolidation period will depend on the number of shares acquired and retained by each employee. Each employee who is a member of the plan, remains in the Group and has retained the shares acquired for an additional twelve-month period after the acquisition date, will be entitled to receive one free share per share acquired and retained until the end of the consolidation period.

The acquisition period started in August 2010, and at December 31, 2010 41,152 Telefónica Group employees were members of this plan. This plan will be equity-settled via the delivery of shares to the employees. Accordingly, a balancing entry for the employee benefits expenses was made in equity. In 2010, Telefónica, S.A. recognized an expense of 158 thousand euros for this item in its income statement.

19.4	Average number of employees in 2010 and 2009 and number of employees at year end:

2010	Employees at 12/31/10			Average no. of employees in 2010
Professional category	Women	Men	Total	Women	Men	Total
General managers and chairmen	—	5	5	—	5	5
Directors	38	127	165	40	134	174
Managers	82	87	169	81	94	175
Project Managers	92	80	172	91	77	168
University graduates and experts	81	38	119	80	37	117
Administration, clerks, advisors	138	21	159	137	20	157

Total	431	358	789	429	367	796

2009	Employees at 12/31/09			Average no. of employees in 2009
Professional category	Women	Men	Total	Women	Men	Total
General managers and chairmen	—	5	5	—	5	5
Directors	40	134	174	40	130	170
Managers	75	100	175	77	91	168
Project Managers	91	72	163	88	68	156
University graduates and experts	80	56	136	78	53	131
Administration, clerks, advisors	136	19	155	130	19	149

Total	422	386	808	413	366	779

19.5	External services
The items composing this heading are as follows:

(Millions of euros)	2010	2009
Rent	15	13
Repairs and maintenance	5	4
Independent professional services	140	107
Bank charges	44	45
Donations (Note 18)	333	52
Marketing and advertising	77	76
Utilities	12	14
Other expenses	51	53

Total	677	364

On December 19, 2007, Telefónica, S.A. signed a rental contract with a view to establishing the headquarters of the “Telefónica Corporate University.” The contract included construction and refurbishment of certain facilities by the lessor. On October 31, 2008, some of the facilities were partially accepted and thus the lease period commenced. The lease period is for 15 years (until 2023), renewable for another five.

Future minimum rentals payable under non-cancellable leases without penalization at December 31, 2010 and 2009 are as follows:

	2010		2009
	Future		Future
	minimum	Present	minimum	Present
(Millions of euros)	payments	value	payments	value
Up to one year	6		5
Between one and five years	19		20
More than five years	37		46

Total	62	46	71	49

19.6	Finance revenue
The items composing “Finance revenue” are as follows:

(Millions of euros)	2010	2009
Dividends from other companies	37	16
Other finance revenue	187	88

Total	224	104

“Other finance revenue” includes the 57 million euros in gains accrued from the equity swap contracts on the share price of Portugal Telecom.

19.7	Finance costs
The breakdown of “Finance costs” is as follows:

(Millions of euros)	2010	2009
Interest on borrowings from Group companies and associates	1,791	1,717
Finance costs payable to third parties and gains (losses) on interest rates of financial hedges	21	170
Other finance costs	—	1

Total	1,812	1,888

The breakdown by Group company of debt interest expenses is as follows:

(Millions of euros)	2010	2009
Telefónica Europe, B.V.	454	518
Telefónica Emisiones, S.A.U.	1,286	981
Other companies	51	218

Total	1,791	1,717

Other companies includes financial costs with Telefónica Finanzas, S.A.U. related to current payables for specific cash needs. In 2010, there were not as many withdrawals of funds in this way, as a result of which the financial charge passed on from this subsidiary to Telefónica, S.A. decreased.

19.8	Exchange differences:
The breakdown of exchange losses recognized in the income statement is as follows:

(Millions of euros)	2010	2009
On current operations	—	100
On loans and borrowings	1,161	439
On hedging derivatives	1,019	1,528
On other items	24	38

Total	2,204	2,105

The breakdown of exchange gains recognized in the income statement is as follows:

(Millions of euros)	2010	2009
On current operations	20	3
On loans and borrowings	408	511
On hedging derivatives	1,834	1,458
On other items	64	58

Total	2,326	2,030

Exchange losses in 2009 were mainly related with cash deposits in pound sterling current accounts.

The change in exchange gains and losses in 2010 was due mainly to fluctuations in the dollar/euro exchange rate with the dollar gaining 7.2% in 2010 (the dollar weakened 3.4% in 2009) and in the pound sterling/euro exchange with the pound sterling gaining 3,18% in 2010 (the pound depreciated 7.25% in 2009), which was offset by the effect of hedges arranged for this purpose.

19.9	Impairment and gains (losses) on disposal of financial instruments

In 2010, the values of the investments in Group companies and associates were reviewed based on the calculations of their future discounted cash flows. These reviews lead to the recognition of an impairment provision amounting to 1,985 million euros (in 2009, a reversal of 1,087 million euros was recognized). The main impairment loss is associated with the stake in Telefónica Europe, plc. amounting to 1,984 million euros (Note 8.2).

In addition, in 2009 the entire impairment loss on Portugal Telecom, for 178 million euros, was reversed following the rebound in the share price on the Lisbon stock exchange. In 2010, prior to the stake being reduced, the share price of this company fell and therefore a provision of 17 million euros was recognized.

(20)	OTHER INFORMATION
a)	Financial guarantees

At December 31, 2010, Telefónica, S.A. had provided financial guarantees for its subsidiaries and investees to secure their transactions with third parties amounting to 39,973 million euros (35,913 million euros at 2009 year end). These guarantees are measured in the Company’s financial statements as indicated in Note 4 m).

(Millions of euros)
Nominal amounts	2010	2009
Debentures and bonds	31,946	28,882
Promissory notes & commercial paper	1,613	551
Loans and other payables	4,414	4,409
Other marketable debt securities	2,000	2,000
Other transactions	—	71

Total	39,973	35,913

The debentures and bonds in circulation at December 31, 2010 issued by Telefónica Emisiones, S.A.U., Telefonica Europe, B.V. and Telefónica Finanzas México, S.A. de C.V. were guaranteed by Telefónica, S.A. The nominal amount guaranteed was equivalent to 31,946 million euros at December 31, 2010 (28,882 million euros at December 31, 2009). During 2010, these companies issued debt instruments on capital markets for a nominal amount of 5,484 million euros (8,044 million euros in 2009).
The commercial paper program of Telefónica Europe, B.V. is also guaranteed by Telefónica, S.A. At December 31, 2010 the outstanding balance of commercial `paper in circulation issued through this program is 1,613 million euros (551 million euros at December 31, 2009).

The main loans and other debts guaranteed by Telefónica, S.A. are: a syndicated loan granted to Telefonica Europe, B.V. by various institutions for the acquisition of shares in O2, Plc. in 2006, the principal of which at December 31, 2010 was equivalent to 2,945 million euros (3,091 million euros at December 31, 2009); and credit facilities obtained by Telefónica Finanzas, S.A. from the European Investment Bank, the outstanding principal of which at December 31, 2010 was equivalent to 1,171 million euros (1,206 million euros at December 31, 2009).
“Other marketable debt securities” includes the guarantee for preferred shares issued by Telefonica Finance USA, LLC, the redemption value of which amounts to 2,000 million euros guaranteed by Telefónica, S.A.
b)	Litigation
Telefónica is party to several lawsuits or proceedings that are currently in progress in the law courts and administrative and arbitration bodies of the various countries in which the Telefónica Group is present.
Considering the reports of the Company’s legal advisors regarding these proceedings, it is reasonable to assume that this litigation or cases will not materially affect the financial position or solvency of the Telefónica Group, regardless of the outcome.
Among unresolved cases or those underway in 2010, we would highlight the following:
1. Contentious proceedings in connection with the merger between Terra Networks, S.A. and Telefónica
On September 26, 2006, Telefónica was notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract in respect of the terms and conditions set forth in the Prospectus of the Initial Public Offering of shares of Terra Networks, S.A. dated October 29, 1999. This ruling was appealed on December 4, 2009.
On June 16, 2010, Telefónica was notified of the written appeal filed by the appellants. Telefónica rejected this appeal, which the Court accepted as filed on January 5, 2011.
2. Appeal against the European Commission ruling of July 4, 2007 against Telefónica de España’s broadband pricing policy.
On July 9, 2007, Telefónica was notified of the decision issued by the European Commission imposing a fine of approximately 152 million euros for breach of Article 82 of EC Treaty rules by charging unfair prices between wholesale and retail broadband access services. The ruling charged Telefónica with applying a margin squeeze between the prices it charged competitors to provide regional and national wholesale broadband services and its retail broadband prices using ADSL technology between September 2001 and December 2006.
On September 10, 2007, Telefónica and Telefónica de España filed an appeal to overturn the decision before the Court of First Instance of the European Communities. The Kingdom of Spain, as an interested party, also lodged an appeal to overturn the decision. Meanwhile, France Telecom and the Spanish Association of Bank Users (AUSBANC) filed requests to intervene, to which Telefónica has submitted its comments. In addition, on November 4, 2010 the ECTA (European Competitive Telecommunications Association) filed a request to intervene in support of the EC’s findings.

3. Appeal for judicial review against the ruling of the Central Economic-Administrative Tribunal dated February 15, 2007 rejecting several economic-administrative claims filed by Telefónica against assessments from the National Inspection Office of the Spanish Treasury related to consolidated taxes in 1998, 1999 and 2000 (See Note 17.3).
c)	Commitments
Agreements with Portugal Telecom (Brazil)
In accordance with the agreement signed on July 28, 2010 between Telefónica and Portugal Telecom described in Note 8 for the acquisition by Telefónica of shares representing 50% of the capital stock of Brasilcel, Telefónica still has to make the third and final payment in the amount of 2,000 million euros, due on October 31, 2011. Regarding the final payment, Portugal Telecom may request that it be made early, on July 29, 2011, in which case the acquisition cost (and, accordingly, the amount of the final payment) would be reduced by approximately 25 million euros (see Note 18).
In addition, within the scope of the same transaction, on October 26, 2010, Telefónica announced a tender offer for the voting shares of Vivo not held by Brasilcel and which represent approximately, 3.8% of Vivo’s outstanding share capital, subject to regulatory approval. The maximum amount of the offer amounted to approximately 800 million euros, assuming a 100% acceptance of the offer. The tender offer was approved by the Brazilian market regulator on February 11, 2011 (see Note 22).
On December 27, 2010, Vivo Participaçoes and Telecomunicaçoes de Sao Paulo (Telesp) announced the start of a potential merger of the shares of Vivo into the share capital of Telesp through a share swap, to be carried out in 2011. The aim of the proposal is to simplify Vivo’s and Telesp’s shareholder and organizational structure, while bolstering the Telefónica Group’s competitive position in the Brazilian market
Guarantee provided for Ipse 2000 S.p.A.
The Telefónica Group had provided guarantees for the Italian company Ipse 2000 S.p.A. (holder of a UMTS license in Italy and in which the Company has a stake through Solivella B.V.) to ensure the amounts payable to the Italian government in connection with the grant of the license. The last of the 10 monthly payments was made in November 2010, and as such, the guarantee expired on that day, pending is receipt of the release letter to be issued by the Italian government.
d)	Directors’ and senior executives’ compensation and other benefits
The compensation of Telefónica, S.A.’s Directors is governed by Article 28 of the Bylaws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors. In this respect, on April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros. This includes a fixed payment and fees for attending meetings of the Board of Director’s advisory or control Committees. In addition, the compensation provided for in the preceding paragraphs, deriving from membership on the Board of Directors, shall be compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.

Therefore, the compensation paid to Telefónica Directors in their capacity as members of the Board of Directors, the Executive Commission and/or the advisory and control Committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s advisory or control Committees. In this respect, it was also agreed that executive Board members other than the Chairman would not receive the fixed amounts established for their directorships, but only receive the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.
The following table presents the fixed amounts established for membership to Telefónica Board of Directors, Executive Commission and Advisory or Control Committees (in euros).

	Board of	Executive	Advisory or Control
Position	Directors	Commission	Committees
Chairman	300,000	100,000	28,000

Vice Chairman	250,000	100,000	—

Board member:
Executive	—	—	—
Proprietary	150,000	100,000	14,000
Independent	150,000	100,000	14,000
Other external	150,000	100,000	14,000
In addition, the amounts paid for attendance at each of the Advisory or Control Committee meetings is 1,250 euros.
Total compensation paid to Telefónica’s Directors for discharging their duties in 2010 amounted to 4,136,167 euros in fixed compensation and 321,250 euros in fees for attending the Board Advisory or Control Committees meetings. It should also be noted that the compensation paid to Company Directors sitting on the Boards of Advisory or Control Committee meetings. It should also be noted that the compensation paid to Company Directors sitting on the Boards of other Telefónica Group companies amounted to 1,780,898 euros. In addition, the Company Directors who are members of the regional advisory Committees, including the Telefónica Corporate University Advisory Council, received a total of 556,250 euros in 2010.

The following table presents the breakdown by item of the compensation and benefits paid to Telefónica’s Directors for discharging their duties in 2010 (in euros):

			Other Board Committees
		Executive		Attendance
Board Members	Advisory	Commission	Fixed	fees	TOTAL
Chairman
Mr. César Alierta Izuel	300,000	100,000	—	—	400,000

Vice chairmen
Mr. Isidro Fainé Casas	250,000	100,000	—	—	350,000
Mr. Vitalino Manuel Nafría Aznar	250,000	—	56,000	26,250	332,250

Members:
Mr. Julio Linares López	—	—	—	—	—
Mr. José María Abril Pérez	150,000	100,000	14,000	3,750	267,750
Mr. José Fernando de Almansa Moreno-Barreda	150,000	—	56,000	26,250	232,250
Mr. José María Álvarez-Pallete López	—	—	—	—	—
Mr. David Arculus	150,000	—	28,000	11,250	189,250
Ms. Eva Castillo Sanz	150,000	—	42,000	23,750	215,750
Mr. Carlos Colomer Casellas	150,000	100,000	56,000	23,750	329,750
Mr. Peter Erskine	150,000	100,000	56,000	36,250	342,250
Mr. Alfonso Ferrari Herrero	150,000	100,000	106,167	48,750	404,917
Mr. Luiz Fernando Furlán	150,000	—	14,000	3,750	167,750
Mr. Gonzalo Hinojosa Fernández de Angulo	150,000	100,000	98,000	51,250	399,250
Mr. Pablo Isla Álvarez de Tejera	150,000	—	84,000	18,750	252,750
Mr. Antonio Massanell Lavilla	150,000	—	70,000	31,250	251,250
Mr. Francisco Javier de Paz Mancho	150,000	100,000	56,000	16,250	322,250

TOTAL	2,600,000	800,000	736,167	321,250	4,457,417

In addition, the breakdown of the total paid to executive Directors Mr. César Alierta Izuel, Mr. Julio Linares López and Mr. José María Álvarez-Pallete López for discharging their executive duties by item is as follows (amounts in euros):

ITEMS	2010
Salaries	6,356,975

Variable compensation	8,186,448

Compensation in kind (1)	117,290

Contributions to pension plans	25,444

(1)	“Compensation in kind” includes life and other insurance premiums (general medical and dental insurance).

In addition, with respect to the Pension Plan for Senior Executives (see Note 19.3), the total amount of contributions made by the Telefónica Group in 2010 in respect of executive Directors was 1,925,387 euros.

In relation to the “Performance Share Plan” approved at the General Shareholders’ Meeting of June 21, 2006 (see Note 19.3), the maximum number of shares corresponding to the third, fourth and fifth — and final — phases of the Plan will be given (on July 1, 2011, July 1, 2012 and July 1, 2013) to each of Telefónica, S.A.’s executive Directors if all the terms established for such delivery are met, is as follows: Mr. César Alierta Izuel (148,818 shares in the third phase, 173,716 shares in the fourth phase, and 170,897 shares in the fifth phase); Mr. Julio Linares López (101,466 shares in the third phase, 130,287 shares in the fourth phase and 128,173 shares in the fifth phase); Mr. José María Álvarez-Pallete López (67,644 shares in the third phase, 78,962 shares in the fourth phase and 77,680 shares in the fifth phase). Similarly, with respect to the execution of the second phase of the Plan in July 2010, since the Total Shareholder Return (“TSR”) of Telefónica was higher in this phase than the TSRs of companies representing 75% of the market cap of the comparison group, the beneficiaries received, in accordance with the general terms and conditions of the Plan, all the shares assigned to them as follows: Mr. César Alierta Izuel, 116,239 shares; Mr. Julio Linares López, 57,437 shares; Mr. José María Álvarez-Pallete López, 53,204 shares.
Furthermore, at the General Shareholders’ Meeting of Telefónica, S.A. of June 23, 2009, its shareholders approved the introduction of a Telefónica, S.A. share incentive plan (“Global Employee Share Plan”) for all employees of the Group worldwide, including executives and executive Directors of the Company (see details of the Plan in Note 19.3).
The three executive Directors decided to participate in this plan, contributing the maximum, i.e. 100 euros a month, over 12 months. Therefore, at the date of preparing these financial statements, the three executive Directors had acquired a total of 78 shares through this plan, whereby they are entitled to receive, free of charge, an equivalent number of shares providing that, among other conditions, they retain the acquired shares during the consolidation period (12 months from the end of the acquisition period).
It should be noted that the external Directors do not receive and did not receive in 2010 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.
In addition, the Company does not grant and did not grant in 2010 any advances, loans or credits to the Directors, or to its top executives, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S., which is applicable to Telefónica as a listed company in that market.
Meanwhile, the six senior executives(1) of the Company, excluding those that are also members of the Board of Directors, received a total for all items in 2010 of 10,830,531 euros. In addition, the contributions by the Telefónica Group in 2010 with respect to the Pension Plan described in Note 19.3 for these senior executives amounted to 926,004 euros.
Furthermore, the maximum number of shares corresponding to the third, fourth and fifth phases of the “Performance Share Plan” assigned to the Company’s senior executives for each of the periods is: 306,115 shares for the third phase, 394,779 shares for the fourth phase and 350,485 shares for the fifth phase. Similarly, as explained above, these senior executives received a total of 251,681 shares in the second phase of the Plan.

[1]
In this context, senior executives are taken as being those individuals who, in fact or in law, perform senior management duties, reporting directly to their Board of Directors or executive Committees or the CEOs thereof, including in all cases the Manager of Internal Audit.

Finally, in relation to the Telefónica share purchase plan or “Global Employee Share Plan”, at the date of the accompanying financial statements, the Company’s six senior executives had acquired a total of 152 shares through this plan.
e)	Equity investments, positions held or duties performed in companies engaging in an activity that is identical, similar or complementary to that of the Company.
Pursuant to article 229 of the revised text of the Spanish Enterprise Law, introduced by Royal Legislative Decree 1/2010 of July 2, details are given below, both for members of the Board of Directors of Telefónica, S.A., and for persons related thereto as set out in Article 231 of the Spanish Corporation Law, of (i) the direct and indirect equity interests held and (ii) the positions or duties carried out, both of the foregoing in respect to companies whose activity is identical, similar or complementary to the corporate purpose of Telefónica, S.A.

			Position or	Interest
Name	Activity	Company	functions	%(*)
Mr. Isidro Fainé Casas	Telecommunications	Abertis Infraestructuras, S.A.	Vice Chairman	< 0.01%
Mr. David Arculus	Telecommunications	British Sky Broadcasting Group, Plc.	—	< 0.01%
	Telecommunications	BT Group, Plc.	—	< 0.01%

(*)	0.01% is shown if the holding is less than 0.01% of the< share capital.
Furthermore, for information purposes, details of the positions held or duties performed by the Directors of Telefónica, S.A. in those companies, of the Telefónica Group, or of any company in which Telefónica, S.A. or any of its Group companies holds a significant interest whereby it justifies their appointment as Directors of those companies whose activity is identical, similar or complementary to the corporate purpose of such company

Name	Company	Position or functions
Mr. César Alierta Izuel	Telecom Italia, S.p.A.	Director
	China Unicom (Hong Kong) Limited	Director
Mr. Julio Linares López	Telefónica de España, S.A.U.	Director
	Telefónica Europe, Plc.	Director
	Telefónica Móviles España, S.A.U.	Director
	Telecom Italia, S.p.A.	Director
Mr. Alfonso Ferrari Herrero	Telefónica Chile, S.A.	Acting Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Internacional, S.A.U.	Director
Mr. David Arculus	Telefónica Europe, Plc.	Director

Name	Company	Position or functions
Mr. Francisco Javier de Paz Mancho	Atento Inversiones y Teleservicios, S.A.U.	Non-executive Chairman
	Telecomunicaçoes de Sao Paulo, S.A.	Director
	Telefónica de Argentina, S.A.	Director
	Telefónica Internacional, S.A.U.	Director
Mr. José Fernando de Almansa Moreno-Barreda	Telecomunicaçoes de Sao Paulo, S.A.	Director
	Telefónica de Argentina, S.A.	Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Internacional, S.A.U.	Director
	Telefónica Móviles México, S.A. de C.V.	Director
José María Álvarez-Pallete López	Colombia Telecomunicaciones, S.A. ESP	Director
	Telecomunicaçoes de Sao Paulo, S.A.	Director/Vice Chairman
	Telefónica Chile, S.A.	Acting Director
	Telefónica DataCorp, S.A.U.	Director
	Telefónica de Argentina, S.A.	Acting Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Internacional, S.A.U.	Executive Chairman
	Telefónica Larga Distancia de Puerto Rico, Inc.	Director
	Telefónica Móviles Colombia, S.A.	Acting Director
	Telefónica Móviles México, S.A. de C.V.	Director/Vice Chairman
Mr. Luiz Fernando Furlán	Telecomunicaçoes de Sao Paulo, S.A.	Director
	Telefónica Internacional, S.A.U.	Director
Ms. María Eva Castillo Sanz	Telefónica Internacional, S.A.U.	Director
	Telefónica O2 Czech Republic, a.s.	First Vice Chairman of Supervisory Board
Mr. Peter Erskine	Telefónica Europe, Plc.	Director
f)	Related-party transactions
The main transactions between Telefónica, S.A. and its significant shareholders are as follows:
Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and subsidiaries comprising the consolidated group:
•	Financing transactions arranged under market conditions, with approximately 323 million euros drawn down at December 31, 2010 (237 million euros in 2009).

•	Derivative transactions contracted under market conditions, for a total nominal amount of approximately 11,062 million euros at December 31, 2010 (7,733 million euros at December 31, 2009).
•	Time deposits on an arm’s length basis for a total nominal amount of approximately 227 million euros at December 31, 2010 (679 million euros at December 31, 2009).

•	Guarantees granted by BBVA for approximately 420 million euros at December 31, 2010 (0.2 million euros in 2009).

•	Dividends and other benefits paid to BBVA in 2010 for 439 million euros (287 million euros in 2009).
Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), and subsidiaries comprising the consolidated group:
•	Financing transactions arranged under market conditions, with approximately 291 million euros drawn down at December 31, 2010 (616 million euros at December 31, 2009).

•	Derivative transactions contracted under market conditions, for a total nominal amount of approximately 800 million euros at December 31, 2010 (800 million euros at December 31, 2009).

•	Time deposits on an arm’s length basis for a total nominal amount of approximately 118 million euros at December 31, 2010 (1,293 million euros at December 31, 2009).

•	Dividends and other benefits paid to La Caixa in 2010 for 298 million euros (260 million euros in 2009).
Group companies
Telefónica, S.A. is a holding company for various investments in companies in Latin America, Spain and the rest of Europe, which do business in the telecommunicarions, media and entertainment services.
The balances and transactions between the Company and these subsidiaries at December 31, 2010 and 2009 are detailed in the notes to these Individual Financial Statements.

Directors and senior executives
In the financial year to which these accompanying annual financial statements refer, the Directors and senior executives did not perform any transactions with Telefónica or any Telefónica Group company other than those in the Group’s normal trading activity and business.
Compensation and other benefits paid to members of the Board of Directors and senior executives, as well as the detail of the equity interests and positions held and duties performed in companies engaging in an activity that is identical, similar or complementary to that of the Company are detailed in Note 20 d) and e) to these financial statements.
g)	Auditors’ fees
The fees paid in 2010 and 2009 to the various member firms of the Ernst & Young international organization, to which Ernst & Young, S.L. (the auditors of Telefónica, S.A. in 2010 and 2009) belongs, amounted to 3.71 million euros and 3.32 million euros, respectively, broken down as follows.

(Millions of euros)	2010	2009
Audit services	3.29	3.02
Audit-related services	0.42	0.3

TOTAL	3.71	3.32

h)	Environmental matters
As head of the Telefónica Group, Telefónica, S.A. engages in environmental management activities and projects in line with its environmental strategy. In 2010 and 2009, expenditure and investment for insignificant amounts were recognized in the consolidated income statement and consolidated balance sheet, respectively.
The Group has launched various projects aimed at improving its current systems to reduce the environmental impact of its existing installations, with project costs being added to the cost of the installation to which the project relates.
In addition, in line with its commitment to the environment, the Group announced the creation of a Climate Change Office to provide a framework for strategic and RD&I projects in the quest for energy efficient solutions. This initiative entails the launch and implementation of solutions in each area that contribute to optimizing the Company’s processes (operations, suppliers, employees, customers and society).
•	In the area of operations, the main objective is to develop and implement projects that will allow for more efficient networks and systems by reducing and optimizing energy consumption.
•	In the area of suppliers, active efforts are underway to include energy efficiency criteria in the purchasing process for all product lines in the Telefónica value chain.

•	In the area of employees, the aim is to foster among the Company’s employees a culture of respect and awareness regarding the environment and energy saving.
•	In the area of customers, work is being carried out to better leverage ICTs (information and communication technologies) and increase energy efficiency with the objective of reducing carbon emissions.
•	And finally, in the area of society, the objective is to promote change in citizens’ behavior through Telefónica’s actions.
The Group has also rolled out internal control mechanisms sufficient to pre-empt any environmental liabilities that may arise in future, which are assessed at regular intervals either by Telefónica staff or renowned third-party institutions. No significant risks have been identified in these assessments.
i)	Trade and other guarantees
The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids and in the ordinary course of its business. No significant additional liabilities in the accompanying financial statements are expected to arise from guarantees and deposits issued (Note 16 b).
(21)	CASH FLOW ANALYSIS
Profit before tax in 2010 amounted to 2,885 million euros (see the income statement), adjusted by items recognized in the income statement that did not require an inflow or outflow of cash in 2010.
These adjustments mainly relate to:
•	Impairments to investments in Group companies, associates and other investments of 1,985 million euros (reversal in 2009 of 1,087 million euros),

•
Declared dividends as income in 2010 for 6,474 million euros (5,763 million euros in 2009), interest accrued on loans granted to subsidiaries of 378 million euros (662 million euros in 2009) and a net financial loss of 1,711 million euros (1,870 million euros in 2009), adjusted initially to include only movements related to cash inflows or outlooks during the year under “Other cash flows from operating activities.”

“Other cash flows from operating activities” amounted to 6,753 million euros in 2010 (8,382 million euros in 2009). The main items included are:
a)	Net interest paid: Payments of net interest and other financial expenses amounted to 1,061 million euros (974 million euros in 2009), including:
•	interest paid to external credit entities of 609 million euros (49 million euros in 2009), and
•
interest paid to Group companies of 452 million euros (925 million euros in 2009). The main interest payments in 2010 were to Telefónica Emisiones, S.A.U., for 1,201 million euros, and to Telefónica Europe, B.V., for 463 million euros, although these amounts are reduced by hedges contracted.

b)	Dividends received:
The main receipts relate to:

(Millions of euros)	2010	2009
Telefónica de España, S.A.U.	2,827	2,993
Telefónica Móviles España, S.A.U.	2,190	2,601
Telefónica O2 Europe, plc.	708	1,350
Telefónica O2 Czech Republic, a.s.	365	438
Other dividends received	531	402

Total	6,621	7,784

The figures disclosed are dividends recognized as revenue in 2010 (see Note 19.1) and collected in the same year.
c)
Income tax collected: Telefónica, S.A. is the parent of its consolidated Tax Group (see Note 17) and therefore it is liable for filing income tax with the Spanish Treasury. It subsequently informs companies included in the Tax Group of the amounts payable by them. In 2010 the amount recognized under this item mainly related to:

•	Payments on account of 2010 corporate income tax made to the tax authorities for 729 million euros, less 2009 corporate income tax rebates of 133 million euros.

•	Balancing net payments to tax authorities are the amounts passed on to the subsidiaries of the Tax Group, the most significant of which are:
•
Telefónica Móviles España, S.A.U.: 625 million euros, of which 309 million euros are for the payment of corporate income tax in 2009 and 316 million euros for payments on account of corporate income tax in 2010. In 2009, a receipt of 1,488 million euros was recognized, 999 million euros for 2008 corporate income tax and 489 million euros for payments on account of corporate income tax in 2009.

•
Telefónica de España, S.A.U.: 874 million euros, of which 314 million euros are for the payment of corporate income tax in 2009 and 560 million euros for payments on account of corporate income tax in 2010. In 2009, a receipt of 1,214 million euros was recognized, 709 million euros for 2008 corporate income tax and 505 million euros for payments on account of corporate income tax in 2009.

“Payments on investments” under “Cash flows used in investing activities included a total payment of 10,521 million euros (1,403 million euros in 2009). The main transactions to which these payments refer are as follows:
•	Acquisition of 50% of Brasilcel, N.V. During 2010 the first two installments for this acquisition were made of 4,500 million euros (in September 2010) and 1,000 million euros (in December 2010).

•
Several share capital increases totaling 3,410 million euros were made in Telfin Ireland, Ltd. to finance the acquisition of Hansenet, to purchase spectrum in this country, and to increase the share capital of O2 Europe, Ltd. by 35 million euros (see Note 8.1 a).

•	Additional financing in the form of a 269 million euro loan granted to Telefónica Móviles México, S.A. de C.V. (see Note 8.5).

•	Financing extended to Telco, S.p.A. amounting to 600 million euros, as described in Note 8.5.
In addition, “Proceeds from disposals” includes the repayment of loans granted by Telefónica, S.A. to subsidiaries, the most significant amounts of which in 2010 were received from Telefónica de España, S.A.U. (698 million euros), Telefónica Internacional, S.A.U. (795 million euros), Telefónica Móviles Argentina, S.A. (118 million euros), and Telefónica Móviles España, S.A.U. (352 million euros).
In 2009, the main proceeds recognized under this heading came from Telefónica de España, S.A.U. (1,095 million euros), Telefónica Internacional, S.A.U. (509 million euros), and Inversiones Móviles Chile (234 million euros).
“Cash flows from financing activities” includes the following:
i.	Payments for equity instruments of 883 million euros (311 million in 2009), relating to the net amount of treasury shares acquired in 2010 (Note 11).

ii.	Payments of financial liabilities
a) Debt issues: The main collections comprising this heading are as follows:

(Millions of euros)	2010	2009
€8bn syndicated loan (Note 14.2)	6,000	—
Telefónica Emisiones, S.A.U. loans	5,484	8,044
Telefónica Europe, B.V. commercial paper (Note 20 a)	1,062	—
Financing granted by Telfisa Global, B.V.	1,630	180
Equity swaps by Portugal Telecom (Note 14.4)	541	—
Other collections	131	114

Total	14,848	8,338

b) Repayment and redemption of debt: The main payments comprising this heading are as follows:

(Millions of euros)	2010	2009
Cesky syndicate loan (Note 14.2)	5,700	—
Telefónica Europe, B.V.	2,779	1,579
Telefónica Finanzas, S.A.U.	—	3,658
Telefónica Emisiones, S.A.U. (Note 15)	1,348	1,068
Cancellation of debentures and bonds (Note 13)	19	800
Promissory note program (Note 13)	217	504
Telefónica Móviles España, S.A.U. (Note 15)	300	—
Other payments	722	651

Total	11,085	8,260

In 2010, the cancellation of Telefónica Europe, B.V. debt mainly comprises the repayment of a loan and hedges contracted to cover this debt.
In 2009, the cancellation of Telefónica Europe, B.V. debt primarily comprises net payments in relation to commercial paper transactions of 287 million euros and net payments of the syndicated loan to fund the acquisition of O2, plc. amounting to 1,200 million euros (Note 15).
In 2009, the balance of payments with Telefónica Finanzas, S.A.U. consisted of the balances of current accounts the Company held with this subsidiary, which were used in 2010 to finance various transactions.
iii.	Payments of dividends for 5,872 million euros (4,557 million euros in 2009) (see movements in Note 11.1 d).
(22)	EVENTS AFTER THE REPORTING PERIOD
The following events regarding the Company took place between the reporting date and the date of preparation of the accompanying financial statements:
•
Expanding on the existing strategic alliance agreement, on January 23, 2011, Telefónica and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Alliance Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica will acquire through its subsidiary Telefónica Internacional, S.A.U. a number of China Unicom shares amounting to 500 million US dollars from third parties, within nine months from the agreement date.

Following the completion of the transaction, Telefónica will hold, through Telefónica Internacional, S.A.U., approximately 9.7% of China Unicom’s voting share capital, based on the share price at the date of the aforementioned agreement as of January 23, 2011, while China Unicom will own approximately 1.37% of Telefónica’s voting share capital. In recognition of China Unicom’s stake in Telefónica, the latter commits to proposing the appointment of a board member named by China Unicom in the next General Shareholders’ Meeting, in accordance with prevailing legislation and the Company’s Bylaws.

China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital.
•
On January 24, 2011, Telefónica, S.A. transferred 25% of the share capital of Telefónica Móviles Argentina Holding, S.A. amounting to 1,080 million euros to Telefónica Internacional, S.A.U. Subsequent to this transaction, Telefónica, S.A. retains 75% of this company’s share capital.

•
On February 7, 2011, Telefónica Emisiones, S.A.U. issued 1,200 million euros of bonds maturing on February 7, 2017 and guaranteed by Telefónica, S.A. as part of its European medium term notes program (“EMTN”) registered with the Financial Services Authority (FSA) in London on June 23, 2010.

•
On February 16, 2011, Telefónica Emisiones, S.A.U. issued 2,750 million US dollars worth of bonds under the issuance program registered with the United States Securities and Exchange Commission (SEC) on May 8, 2009. The bonds are guaranteed by Telefónica, S.A. This issue entails two tranches: the first for 1,250 US dollars maturing on February 16, 2016 and the second for 1,500 million US dollars maturing on February 16, 2021.

•	On February 11, 2011, the Brazilian market regulator (C.V.M.) approved the tender offer made by Telefónica, S.A. to holders of voting shares of Vivo Participaçoes, S.A. (see Note 20 c).
(23)	ADDITIONAL NOTE FOR ENGLISH TRANSLATION
These financial statements were originally prepared in Spanish. In the event of discrepancy, the Spanish-language version prevails.
These financial statements are presented on the basis of accounting principles generally accepted in Spain. Consequently, certain accounting practices applied by the Company may not conform with generally accepted principles in other countries.

APPENDIX I
Details of subsidiaries,
associates and investees
at December 31, 2010

DETAILS OF SUBSIDIARIES, ASSOCIATES AND INVESTEES AT DECEMBER 31, 2010 (millions of euros)

						Income (loss)		Gross
	% Ownership				Dividends	From		carrying
Name and corporate purpose	Direct	holding	Capital	Reserves	received	operations	For the year	amount
Telefónica Europe plc (UNITED KINGDOM)	100.00%	—	13	7,777	708	(1)	502	25,180
Wireless communications services operator Wellington Street, Slough, SL1 1YP
Telefónica Internacional, S.A. (SPAIN)	100.00%	—	2,839	6,140	—	(210)	1,782	8,132
Investment in the telecommunications industry abroad Gran Vía, 28 - 28013 Madrid
Telefónica Móviles España, S.A.U. (SPAIN)	100.00%	—	423	499	2,190	2,514	1,980	5,775
Wireless communications services provider Plaza de la Independencia, 6 - Pta. 5 - 28001 Madrid
Telfin Ireland Limited (IRELAND)	100.00%	—	—	3,410	—	(1)	58	3,410
Intragroup financing 28/29 Sir John Rogerson’s Quay, Dublin 2
Telefónica de España, S.A.U. (SPAIN)	100.00%	—	1,024	1,920	2,827	3,622	2,432	3,034
Telecommunications service provider in Spain Gran Vía, 28 - 28013 Madrid
Telefónica Móviles México, S.A. de C.V. (MEXICO) (1)	100.00%	—	1,960	(1,589)	—	295	56	2,557
Holding company Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Telefónica de Contenidos, S.A.U. (SPAIN)	100.00%	—	1,865	(1,663)	—	(12)	(12)	2,242
Organization and operation of multimedia service-related activities and businesses Don Ramón de la Cruz, 84 4[a] Pta.- 28006 — Madrid
Latin American Cellular Holdings, B.V. (NETHERLANDS) (*)	100.00%	—	—	2,708	65	—	586	1,685
Holding company Strawinskylaan 3105, Atium 7th, Amsterdam

						Income (loss)		Gross
	% Ownership				Dividends	From		carrying
Name and corporate purpose	Direct	holding	Capital	Reserves	received	operations	For the year	amount
Telefónica Datacorp, S.A.U. (SPAIN)	100.00%	—	700	66	—	—	4	1,343
Telecommunications service provider and operator Gran Via, 28 - 28013 Madrid
Telefónica Móviles Argentina Holding, S.A. (ARGENTINA) (1)	100.00%	—	201	734	—	573	335	1,142
Holding company Ing Enrique Butty 240, piso 20-Capital Federal-Argentina
Inversiones Telefónica Móviles Holding, Ltd. (CHILE)	100.00%	—	752	561	—	—	339	741
Holding company Miraflores, 130 - 12º — Santiago de Chile
Ecuador Cellular Holdings, B.V. (NETHERLANDS) (*)	100.00%	—	—	106	—	—	31	581
Holding company Strawinskylaan 3105, Atium 7th, Amsterdam
PTelecom Brasil, S.A. (BRAZIL)	100.00%	—	129	(5)	2	—	28	419
Holding company Rua Cubatao, 320, 4 andar, Sao Paulo, Sao Paulo
Atento Inversiones y Teleservicios, S.A. (SPAIN)	100.00%	—	24	139	—	(16)	31	372
Telecommunications service provider C/ Santiago de Compostela, 94 - 28035 Madrid
O2 (Europe) Ltd. (UK)	100.00%	—	1,239	6,498	—	—	(45)	8,779
Wireless communications services operator Wellington Street, Slough, SL1 1YP
Telefónica Centroamérica de Guatemala Holdings, S.A. (GUATEMALA)	100.00%	—	188	(19)	—	35	23	238
Holding company Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 10 — Guatemala City

						Income (loss)		Gross
	% Ownership				Dividends	From		carrying
Name and corporate purpose	Direct	holding	Capital	Reserves	received	operations	For the year	amount
Ecuador Cellular Holdings, B.V. (NETHERLANDS) (*)	100.00%	—	—	44	12	—	21	238
Holding company Strawinskylaan 3105, Atium 7th, Amsterdam
Telefónica El Salvador Holding, S.A. de C.V. (EL SALVADOR) (1)	100.00%	—	149	(66)	—	(2)	(2)	161
Holding company Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador
Telefónica Móviles Puerto Rico, Inc. (PUERTO RICO)	100.00%	—	116	(116)	—	—	—	110
Ownership of shareholdings in cellular operators in Puerto Rico Metro Office Park Calle Edificio #17, Suite 600 - 00968 Guaynabo
Telefónica Global Technology, S.A. (formerly Ateseco Comunicación, S.A.) (SPAIN) (2)	100.00%	—	6	18	—	3	—	80
Management and global usage of IT systems Gran Vía, 28 - 28013 Madrid
Terra Networks Asociadas, S.L. (SPAIN)	100.00%	—	7	(26)	—	(1)	6	64
Holding company Gran Via, 28 - 28013 Madrid
Guatemala Cellular Holdings, B.V. (NETHERLANDS) (*)	100.00%	—	—	4	4	—	5	30
Holding company Strawinskylaan 3105, Atium 7th, Amsterdam
Taetel, S.L. (SPAIN)	100.00%	—	28	6	—	—	—	28
Acquisition, ownership and disposal of shares and stakes in other companies Gran Via, 28 - 28013 Madrid
Telefónica Gestión de Servicios Compartidos España, S.A. (SPAIN)	100.00%	—	8	33	1	7	7	24
Management and administrative services rendered Gran Via, 28 - 28013 Madrid

						Income (loss)		Gross
	% Ownership				Dividends	From		carrying
Name and corporate purpose	Direct	holding	Capital	Reserves	received	operations	For the year	amount
Lycos Europe Holding Corporation (US)	100.00%	—	N/D	N/D	N/D	N/D	N/D	19
Holding company Corporation Trust Center, 1209 Orange Street — Wilmington, Delaware 19801
Telefónica Capital, S.A. (SPAIN)	100.00%	—	7	76	—	(3)	(2)	18
Finance company Gran Via, 28 - 28013 Madrid
Lotca Servicios Integrales, S.L. (SPAIN)	100.00%	—	17	(1)	—	(4)	(4)	17
Holding and operation of aircraft and aircraft leases Gran Via, 28 - 28013 Madrid
Comet, Compañía Española de Tecnología, S.A. (SPAIN)	100.00%	—	5	3	—	—	—	14
Promotion of business initiatives and holding of real estate assets Villanueva, 2 duplicado planta 1[a] Oficina 23 - 28001 Madrid
Telefónica Finanzas, S.A.U. (TELFISA) (SPAIN)	100.00%	—	3	39	—	(1)	7	13
Integrated cash management, consulting and financial support for Group companies Gran Vía, 30 - 4[a] Plta. - 28013 Madrid
Telefónica Móviles Soluciones y Aplicaciones, S.A. (CHILE)	100.00%	—	10	1	—	(3)	(3)	11
IT and communications services provider Avenida del Cóndor Nº 720, piso 4, comuna de Huechuraba, Santiago de Chile
Centro de Investigación y Experimentación de la Realidad Virtual, S.L. (SPAIN)	100.00%	—	—	N/D	—	N/D	N/D	10
Design of communications products Vía de Dos Castillas, 33 - Comp. Ática Ed. 1, 1[a] Plta. Pozuelo de Alarcón - 28224 Madrid
Telefónica Ingeniería de Seguridad, S.A. (SPAIN)	100.00%	—	1	2	—	(1)	(1)	9
Security services and systems Condesa de Venadito, 1 - 28027 Madrid

						Income (loss)		Gross
	% Ownership				Dividends	From		carrying
Name and corporate purpose	Direct	holding	Capital	Reserves	received	operations	For the year	amount
Telefónica Investigación y Desarrollo, S.A.U. (TIDSA) (SPAIN)	100.00%	—	6	50	—	(2)	3	6
Telecommunications research activities and projects Emilio Vargas, 6 - 28043 Madrid
Venturini España, S.A. (SPAIN)	100.00%	—	3	(1)	—	1	1	4
Printing, graphic arts and direct marketing Avda. de la Industria, 17 Tres Cantos - 28760 Madrid
Telfisa Global, B.V. (NETHERLANDS)	100.00%	—	—	2	1	(1)	2	2
Integrated cash management, consulting and financial support for Group companies Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX — Amsterdam
Telefónica de Centroamérica, S.L. (SPAIN) (2)	100.00%	—	—	—	—	—	—	1
Dormant company Gran Via, nº 28, 28013 Madrid
Fisatel Mexico, S.A. de C.V. (MEXICO)	100.00%	—	—	2	—	—	—	—
Integrated cash management, consulting and financial support for Group companies Boulevard Manuel Avila Camacho, 24 - 16[a] Plta. — Lomas de Chapultepec - 11000 Mexico D.F.
Telefónica Emisiones, S.A.U. (SPAIN)	100.00%	—	—	1	—	(3)	1	—
Issuance of preferred securities and/or other financial debt instruments Gran Via, 28 - 28013 Madrid
Telefónica Europe, B.V. (NETHERLANDS)	100.00%	—	—	5	—	(1)	1	—
Fund raising in capital markets Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX — Amsterdam
Telefónica Internacional USA Inc. (US)	100.00%	—	—	1	—	—	—	—
Financial advisory services 1221 Brickell Avenue suite 600 - 33131 Miami — Florida

						Income (loss)		Gross
	% Ownership				Dividends	From		carrying
Name and corporate purpose	Direct	holding	Capital	Reserves	received	operations	For the year	amount
Telefónica International Wholesale Services II, S.L. (SPAIN)	100.00%	—	—	(1)	—	(18)	(10)	—
Telecommunications service provider and operator Ronda de la Comunicación, s/n — 28050 Madrid
Casiopea Reaseguradora, S.A. (LUXEMBURG)	100%	—	4	232	—	3	16	3
Reinsurance 6D, route de Trèves, L-2633 Senningerberg, Luxemburg
Telefónica International Wholesale Services, S.L. (SPAIN)	92.51%	7.49%	230	23	—	17	9	213
International services provider Gran Via, 28 - 28013 Madrid
Seguros de Vida y Pensiones Antares, S.A. (SPAIN)	89.99%	10.01%	51	50	—	5	10	59
Life insurance, pensions and health insurance Avda. General Perón, 38 Master II - 17[a] P. - 28020 Madrid
Corporation Real Time Team, S.L. (SPAIN)	87.96%	12.04%	—	N/D	—	N/D	N/D	12
Internet design, advertising and consulting Claudio Coello, 32, 1º ext. — Madrid
Portelcom Participaçoes, S.A. (BRAZIL)	84.78%	15.22%	807	(29)	13	—	163	131
Holding company Av Brigadeiro Faria Lima, 2277, 15[a] andar, Conj1503, Jardin Paulistano, Sao Paulo
Telefónica International Wholesale Services America, S.A. (URUGUAY) (1)	80.56%	19.44%	562	(222)	—	(53)	(54)	325
Provision of high bandwidth communications services Luis A. de Herrera, 1248 Piso 4 - Montevideo
Telefónica Brasil Sul Celular Participaçoes, Ltda. (BRAZIL)	74.39%	25.55%	174	—	2	—	35	2,525
Holding company Avda. Martiniano de Carvalho, 851, 20 andar, parte Sao Paulo, Sao Paulo

						Income (loss)		Gross
	% Ownership				Dividends	From		carrying
Name and corporate purpose	Direct	holding	Capital	Reserves	received	operations	For the year	amount
Telefónica O2 Czech Republic, a.s. (CZECH REPUBLIC) (1) (3)	69.41%	—	1,073	1,359	331	455	357	3,526
Telecommunications service provider Olsanska 55/5 - Prague 3, 130 34
Telefónica Móviles Panamá, S.A. (PANAMA)	56.32%	43.69%	52	65	15	26	18	301
Wireless telephony services Edificio Magna Corp. Calle 51 Este y Avda Manuel María Icaza, Ciudad de Panamá
Aliança Atlântica Holding B.V. (NETHERLANDS)	50.00%	43.99%	40	8	2	8	11	21
Holding company Strawinskylaan 1725 — 1077 XX — Amsterdan
Telefónica Móviles Colombia, S.A. (COLOMBIA) (1)	49.42%	50.58%	—	543	—	45	(20)	272
Wireless operator Calle 100, Nº 7-33, Piso 15, Bogotá,Colombia
Vivo Participaçoes, S.A. (BRAZIL) (1)	35.89%	23.53%	3,944	(203)	30	3,885	814	9,944
Holding company Rua Silveria Martins, nº 1036. Cabula, Salvador — Bahía
Telefónica Móviles del Uruguay, S.A. (URUGUAY)	32.00%	68.00%	7	102	12	74	68	13
Wireless communications and services operator Constituyente 1467 Piso 23, Montevideo 11200
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. (SPAIN)	16.67%	83.33%	—	2	1	3	4	—
Distribution, promotion or preparation of insurance contracts, operating as a broker Avda. General Perón, 38 Master II - 17[a] P. - 28020 Madrid
Telefónica Móviles Argentina, S.A. (ARGENTINA) (1)	15.40%	84.60%	N/D	N/D	39	N/D	N/D	139
Wireless communications and services operator Ing Enrique Butty 240, piso 20-Capital Federal-Argentina

						Income (loss)		Gross
	% Ownership				Dividends	From		carrying
Name and corporate purpose	Direct	holding	Capital	Reserves	received	operations	For the year	amount
Telefónica Móviles Guatemala, S.A. (GUATEMALA)	13.60%	86.38%	—	—	12	—	—	38
Provision of wireless, wireline and radio paging communications services Bulevar Los Próceres 20-09 Zona 10. Edificio Iberoplaza. Guatemala City
Telefónica Gestión de Servicios Compartidos, S.A. (ARGENTINA)	4.99%	95.00%	—	1	—	1	—	—
Management and administrative services rendered Av. Ing. Huergo 723 PB — Buenos Aires
Telefónica de Argentina, S.A. (1)	1.80%	98.20%	185	134	2	216	114	23
Telecommunications service provider Av. Ingeniero Huergo, 723, PB — Buenos Aires
Telefónica del Perú, S.A.A. (PERU) (1) (3)	0.16%	98.18%	691	44	68	181	203	2
Operator of local, domestic and international long distance telephony services in Peru Avda. Arequipa, 1155 Santa Beatríz — Lima
Telcel, C.A. (VENEZUELA) (1)	0.08%	99.92%	357	269	1	927	451	125
Wireless operator Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
Telefónica Factoring España, S.A. (SPAIN)	50.00%		5	2	2	5	6	3
Factoring Pedro Teixeira, 8 - 28020 Madrid
Telco, S.p.A. (ITALY)	46.18%	—	3,287	(179)	—	(1)	89	2,314
Holding company of a stake in Telecom Italia Galleria del Corso, 2 - Milan
Telefónica Factoring México, S.A. de C.V. SOFOM ENR (MEXICO)	40.50%	9.50%	2	—	—	—	—	1
Factoring Mexico City

						Income (loss)		Gross
	% Ownership				Dividends	From		carrying
Name and corporate purpose	Direct	holding	Capital	Reserves	received	operations	For the year	amount
Telefónica Factoring Perú, S.A.C. (PERU)	40.50%	9.50%	1	—	—	—	1	1
Factoring — Lima
Telefónica Factoring Colombia, S.A. (COLOMBIA)	40.50%	9.50%	1	—	—	1	1	1
Factoring — Bogota
Telefónica Factoring Do Brasil, Ltd. (BRAZIL)	40.00%	10.00%	1	—	4	(2)	8	1
Factoring — Avda. Paulista, 1106 — Sao Paulo
Torre de Collçerola, S.A. (SPAIN)	30.40%	—	6	—	—	—	—	2
Operation of a telecommunications mast and technical assistance and consulting services Ctra. Vallvidrera-Tibidabo, s/nº - 08017 Barcelona
Amper, S.A. (SPAIN) (1) (3) (4)	5.78%	—	29	50	—	2	(6)	5
Development, manufacture and repair of telecommunications systems and equipment and related components Torrelaguna, 75 - 28027 Madrid
ZON Multimedia — Serviços de Telecomunicaçoes e Multimédia, SGPS, S.A. (PORTUGAL) (3)	4.80%	0.66%	3	323	2	31	49	50
Multimedia business Avda. 5 de Outubro, 208 - Lisbon
Banco Bilbao Vizcaya Argentaria, S.A. (SPAIN) (1) (3) (4)	0.98%	—	1,837	23,981	16	15,378	4,179	418
Banking San Nicolás, 4 - 48005 Bilbao (Vizcaya)
Other investments	—	—	—	—	149	—	—	340

(1) Consolidated data	Total Group companies and associates	86.824

(2) Company in liquidation	Total non-current financial investments	473

(3) Companies listed on international stock exchanges at December 31, 2010

(4) Data as of September 2010.

N/D No data available

(*) Data from provisional financial statements at December 31, 2009

2010 MANAGEMENT REPORT
TELEFÓNICA, S.A.

ECONOMIC RESULTS
In 2010, Telefónica reinforced its position in Latin America, specifically in the Brazilian wireless market following the acquisition in the year’s third quarter (September 27) of an additional 50% of Brasilcel from Portugal Telecom. As a result, since October 2010 Vivo has been included in the Telefónica Group’s consolidated financial statements using the full consolidation method rather than the proportionate consolidation previously used.
Due to the Group’s strong position in Venezuela, it is important to highlight that during 2009 and the beginning of 2010, a number of factors arose in the Venezuelan economy that led the Telefónica Group to reconsider the treatment it follows with respect to the translation of the financial statements of investees in that country and as well as the recovery of its financial investments in that country. Key among these factors are the level of inflation reached in 2009 and the cumulative inflation rate over the last three years, the restrictions to the official foreign exchange market, and, finally, the devaluation of the bolivar fuerte on January 8, 2010. Consequently, in accordance with IFRS, the Venezuelan economy must be considered as hyperinflationary for 2009 and 2010.
The Company remains committed to growing its customer base which, measured in terms of total accesses, continued to expand in 2010, by 8.7% to 287.6 million accesses at December 31, 2010 from 264.6 million accesses at December 31, 2009. This growth from 2009 to 2010 was primarily driven by an 8.9% increase in mobile accesses, a 27.0% increase in broadband accesses and a 12.0% increase in pay TV accesses.
By access type, mobile accesses increased by 8.9% to 220.2 million accesses at December 31, 2010 from 202.3 million accesses at December 31, 2009 (no longer including 9.0 million accesses of Medi Telecom, which was sold in December 2009). Principal contributions, by country to mobile net adds from 2009 to 2010 were Brazil (8.5 million additional mobile accesses), Mexico (2.3 additional mobile accesses), Germany (1.5 million additional mobile accesses), Chile (1.3 million additional mobile accesses), Colombia (1.0 million additional mobile accesses) and the United Kingdom (0.9 million additional mobile accesses), and with negative net adds of 1.0 million mobile accesses in Venezuela.
The number of retail broadband accesses rose 27.0% from 13.5 million accesses at December 31, 2009 to 17.1 million accesses at December 31, 2010. The growth in the number of broadband accesses from 2009 to 2010 was mainly due to the inclusion of accesses from HanseNet, as indicated above, and the increasing adoption of bundled voice, ADSL and pay TV services, which led to a significant contribution to the development of the broadband market and increasing loyalty of our customers. Brazil was once again the driving force behind the Group’s growth in this type of accesses in 2010, after Telesp achieved a net add of 681 thousand accesses in the year, an all-time high for the Company. During the year, retail broadband accesses increased 4.5% in Spain to 5.7 million, 15.8% in Latin America to 7.4 million, and 149.5% in Europe to 4.0 million. At December 31, 2010, 89% of broadband accesses in Spain were included in Duo or trio bundles. In Latin America, the share of packaged products continued to grow in 2010, reaching 56% of broadband accesses at the year end. This growth in broadband accesses offset the continued decrease in narrowband accesses from 1.4 million at December 31, 2009 to 1.3 million at December 31, 2010.
Lastly, pay TV accesses increased 12.0% from 2.5 million accesses at December 31, 2009 to 2.8 million accesses at December 31, 2010. The continuous growth in pay TV accesses from 2009 to 2010 was the result of further market penetration in the areas in which this service is available, which as of December 31, 2010 included Spain, Germany, the Czech Republic, Peru, Chile, Colombia, Brazil and Venezuela, and the success of bundling this service with others.

Results of Telefónica, S.A.
Telefónica, S.A. obtained net profit of 4,130 million euros in 2010. Highlights of the 2010 income statement include:
•
Growth in revenue from operations because most of the contracts signed in 2008 for use of the Telefónica brand entailing royalties stipulated an increasing percentage for the years 2008 to 2011. The 2010 income statement included 518 million euros of revenue from royalties for use of the brand (369 million in 2008).

Dividends received from Group companies and associates, the main amounts of which relate to Telefónica O2 Europe, plc. (708 million euros), Telefónica de España, S.A.U. (2,827 million euros) and Telefónica Móviles España, S.A.U. (2,190 million euros).

Interest income on loans to Group companies and associates, the main amounts of which relate to interest from Telefónica Móviles México, S.A. de C.V. of 188 million euros (215 million euros in 2009) and Telefónica de España, S.A.U. of 130 million euros (187 million euros in 2009).

•
Net financial expense totaled 1,711 million euros in 2010, compared to 1,870 million in 2009. This was mainly due to finance costs with Group companies and associates, of which the largest came from Telefónica Europe, B.V. (454 million euros, 518 million euros in 2009) and Telefónica Emisiones, S.A.U. (1,286 million euros, 981 million euros in 2009).

Investment activity
2010
On February 10, 2010 Irish company Telfin Ireland Ltd. was incorporated by means of a 919 million euro contribution by Telefonica, S.A. (its sole shareholder). On April 28, 2010, Telefonica, S.A. injected a further 243 million euros of equity into this company. Then on May 21, 2010, Telefonica, S.A. injected a further 1,379 million euros and on June 24, 2010 another 869 million euros. These funds were used by Telfin Ireland, Ltd. to finance other Group companies in transactions performed during 2010.
On July 28, 2010, Telefónica, S.A. and Portugal Telecom reached an agreement for the acquisition by Telefónica of 50% of the share capital of Brasilcel, N.V owned by Portugal Telecom. The agreed acquisition price was 7,500 million euros, of which 2,000 million euros will be paid on October 31, 2011, although Portugal Telecom is entitled to request payment of this last installment on July 29 2011. This agreement also establishes that Portugal Telecom waives the portion corresponding to the dividends approved by the subsidiaries of Brasilcel, N.V. amounting to 49 million euros, which were recognized as a reduction in the cost of this acquisition. Taking into account the conditions established, the discounted price at which this acquisition was recognized is 7,419 million euros.

On September 27, 2010 the corresponding boards of directors agreed to start the take-over of Brasilcel, N.V. by Telefónica, which was completed on December 21, 2010 after being subscribed in the Madrid Mercantile Registry. As a result of this transaction, Telefónica, S.A. acquired direct investments in Vivo Participaçoes (35.89%), Portelcom (84.78%), PTelecom (100%), and increases its stake in TBS to 74.39%. The total direct and indirect stake in Vivo Participaçoes held by Telefónica, S.A. at December 31, 2010 amounted to approximately 60%.
In 2010, Telefónica, S.A. transferred the stake in Banco Bilbao Vizcaya Argentaria, S.A. of 191 million euros and in Zon Multimedia Serviços de Telecomunicaçoes e Multimedia, S.G.P.S., S.A. of 52 million euros to net financial expense. These transfers were recognized in “Gain (loss) on available-for-sale financial assets recognized in the period”.
2009
In 2009, Telefónica, S.A. did not carry out any significant capital increases in subsidiaries.
On June 11, 2009, Telefónica, S.A. recognized the capitalization of part of the loans granted in prior years and the accrued interest payable to Telefónica Móviles México, S.A. de C.V. for 1,381 million euros.
On 5 June 2009 and 2 November 2009, Telefónica, S.A. contributed to its subsidiary Latin American Cellular Holding, S.A. receivables in favor of Telcel, C.A. amounting to 19 million euros and 15 million euros, respectively, for this company to subsequently make payments on the loan granted to it by Telcel, C.A.
In December 2009, following approval by the Comisión Nacional de Valores de la República Argentina (“CNV”), the Argentine securities regulator, Telefónica, S.A. acquired shares representing 1.8% of the share capital of Telefónica de Argentina, S.A. held by minority shareholders. The total investment amounted to 23 million euros.
Investments classified as available for sale increased by 197 million euros in 2009 thanks to the recovery in the share prices of Banco Bilbao Vizcaya Argentaria, S.A. and Amper, S.A. The after-tax impact had a balancing entry in “Equity — Net unrealized gains (losses) reserve”.
At June 30, 2009, Telefónica, S.A. transferred the 34 million euro shareholding in Zon Multimedia, S.G.P.S. to profit and loss. This transfer was recognized in the income statement under “Gain (loss) on available-for-sale financial assets recognized in the period”.

SHARE PRICE PERFORMANCE
Uncertainty regarding economic instability in the European peripherals (Portugal, Ireland, Italy, Greece and Spain) triggered across-the-board declines by Europe’s leading stock indices in 2010, with Ibex-35 shedding 17.4%, the FTSE-100 closing down 13.2%, and the EStoxx-50 and CAC-40 dropping 5.8% and 3.3%, respectively. German’s DAX was the sole exception, bucking the trend with a 16.1% gain in the year.
The Ibex-35 underperformed its European peers amid ongoing fears of sovereign debt contagion after Greece and Ireland were bailed out. Against this backdrop, Telefónica’s share price fell 13.1% (to 16.97 euros per share), though this was better than the benchmark index in Spain. The Company remains supported by its highly diversified geographical and business mixes, its proven track record in delivering amid ever-changing environments, its cash generative ability and its focus on shareholders. This focus on shareholders is clearly reflected in the operator’s commitment to continue increasing shareholder returns via dividends. In 2010, Telefónica acquired the remaining 50% of Vivo in Brazil, thereby increasing its emerging market exposure. Looking at the telecommunications sector, versus its European peers, the return on investment in Telefónica was lower due to sovereign risk (DJ Telco: +3.0%; BT: +33.9%; Vodafone: +15.4%; Telecom Italia: -11.1%; France Telecom: -10.5%; KPN: -7.8%; Deutsche Telekom: -6.2%).
The total return for Telefónica shares in 2010 was -6.4% including the dividends paid in 2010 (0.65 euros per share on May 11 and 0.65 euros per share on November 8, 2010). Nonetheless, the total return for Telefónica shares in 2009 was 29.5%.
At the end of 2010, Telefónica was the world’s fifth largest telecommunications company by market cap and one of the 50 largest companies in the world of any kind. Telefónica’s market cap at year-end 2010 stood at 77,451 million euros.

RESEARCH, DEVELOPMENT AND INNOVATION
Telefónica remains firmly committed to technological innovation as a core means to generating sustainable competitive advantages, anticipating market trends and the differentiation of our products. We believe we cannot rely solely on acquired technology to differentiate our products from those of our competitors and to improve our market positioning. We also believe that it is important to encourage research and development initiatives in an effort to achieve the desired level of differentiation and to foster other innovation activities.
Our R&D policy is designed to:
•	develop new products and services in order to win market share;• boost customer loyalty;

•	drive revenue growth;

•	enhance management;

•	improve business practices; and

•	increase the quality of our infrastructure services to improve customer service and reduce costs.
Telefónica is developing an open innovation model for the management of technological innovation to boost the dynamism and efficiency of our research and development activities and the development of commercial products and services.
Open innovation initiatives driving this model include the creation of a venture capital fund, collaborative agreements with technology partners, involvement in business collaboration forums, etc. The model also promotes the use of knowledge developed at technology centers, universities and start-ups, and encourages creating value from know-how acquired internally through the active commercialization, where appropriate, of the industrial and intellectual property created.
In 2010, the technological innovation projects undertaken focused on profitable innovation, process efficiency, creation of new revenue streams, customer satisfaction, consolidation of new markets and technological leadership.
Our technological innovation activities are a key part of Telefónica’s strategy of creating value through the possibilities presented by new technologies: mobile broadband, fiber optics, etc.
In 2010, projects were undertaken to promote greater access to information technology, new services focused on new internet business models, advanced user interfaces, mobile television and other broadband services. These initiatives, among others, were built on the basis of rapid identification of emerging technologies that could have a relevant impact on our businesses, and the testing of these technologies in new services, applications and platform prototypes.
A significant part of our research and development is performed by Telefónica Investigación y Desarrollo S.A.U. (hereinafter Telefónica I+D), a solely-owned subsidiary, which is specifically dedicated to providing solutions to the various lines of business.
Telefónica’s research and development activities in 2010 focused on certain areas:
•	Natural P2P communication of the future, using the Internet, Web 2.0 and smart phones.

•	Video and multimedia services (combining text, audio, images and video) offering a user experience in all connected devices.

•	Advanced solutions in emerging ITC businesses such as remote healthcare monitoring, and remote patient support or monitoring.

•	M2M service management associated with energy efficiency and mobility.

•	Cloud computing that makes intensive use of resources available on the Web to publish, commercialize and distribute applications.

•
Analysis of how users employ communications technologies to identify service and business model opportunities (marketing campaigns, target marketing and tailor-made contextual services, reduced churn, cross selling, etc.)

•
Development of network and services in a new global infrastructure shared by all business lines to cut operations and maintenance costs, providing great capacity, explosion of mobile data, video content, and shift from an object-based Internet to a people-based Internet.

In 2010, 38.23% of Telefónica I+D’s activity was performed on behalf of Telefónica in Spain, 27.04% for companies in Latin America, 21.1% for Telefónica, S.A. (primarily the Corporate Innovation Program, including medium to long-term projects between two or more business units), 10.52% for Telefónica O2 Europe and the remaining 3.11% for other customers of Telefónica I+D.
At December 31, 2010, Telefónica I + D had a workforce of 635 employees. During 2010, over 500 companies and 160 universities were involved in projects performed by Telefónica I+D as part of the aforementioned open innovation model. Many of these collaborative projects were partially financed by public programs designed to promote R&D implemented by various public bodies: European Union, Spanish government, regional governments, etc.
The Telefónica Group spent 693 million euros and 797 million euros on R&D in 2009 and 2010, respectively.
In 2010, Telefónica registered 74 patents, 43 with the Spanish Patent Office and 31 in the European Union, the US and several international patent offices.

FINANCING
The main financing transactions undertaken in the bonds market in 2010 are the following:
•
Under Telefónica Emisiones, S.A.U.’s European Medium Term Note (“EMTN”), Telefónica, S.A. guaranteed the issues of debt instruments for a global amount equivalent to 2,865 million euros, with the following features:

		Amount	Currency
Issue date	Maturity date	(nominal)	of issue	Coupon
03/24/2010	03/24/2015	1,400,000,000	EUR	3.406%
09/19/2010	09/18/2017	1,000,000,000	EUR	3.661%
10/08/2010	10/08/2029	400,000,000	GBP	5.445%
•
Under Telefónica Emisiones, S.A.U.’s debt issue program registered with the United States Securities Exchange Commission (SEC), Telefónica, S.A. guaranteed the issues of debt instruments for a global amount equivalent to 3,500 million US dollars (equivalent to approximately 2,620 million euros), with the following features:

		Amount	Currency
Issue date	Maturity date	(nominal)	of issue	Coupon
04/26/2010	04/26/2013	1,200,000,000	USD	2.582%
04/26/2010	04/27/2015	900,000,000	USD	3.729%
04/26/2010	04/27/2020	1,400,000,000	USD	5.134%
•
Under Telefónica Finanzas México, S.A. de C.V.’s peso bond issue program registered with the Mexican National Banking and Securities Commission (CNBV), Telefónica, S.A. guaranteed the issues of peso bonds for a global amount of 6,000 million Mexican pesos (equivalent to approximately 364 million euros) with the following features:

		Amount	Currency
Issue date	Maturity date	(nominal)	of issue	Coupon
07/19/2010	07/06/2020	2,000,000,000	MXN	8.070%
07/19/2010	07/14/2014	4,000,000,000	MXN	TIIE28 + 55bps
The main financing transactions undertaken in the banking market in 2010 are the following:
•
On February 12, 2010, Telefónica, S.A. signed a long-term line of credit of 472 million US dollars at a fixed rate and guaranteed by the Swedish Export Credits Guarantee Board (EKN) to acquire equipment and networks from a supplier in this country. This line of credit is structured into three tranches: a tranche of 232 million US dollars maturing on November 30, 2018, another of 164 million US dollars maturing on April 30, 2019, and a third of 76 million US dollars maturing on November 30, 2019. At December 31, 2010, none of this credit had been drawn down.

•
On June 28, 2010, Telefónica, S.A. obtained a syndicated line of credit with a group of national and international participating banks up to a maximum of 8,000 million euros. The line of credit has two tranches: the first tranche is for a maximum of 5,000 million euros available for three years, and the second is for a maximum of 3,000 million euros on a revolving basis over five years. At December 31, 2010, the outstanding balance drawn down on this line of credit amounted to 6,000 million euros.

TRANSACTIONS WITH TREASURY SHARES
At December 31, 2010 and 2009, Telefónica, S.A. held the following treasury shares:

		Euros per share		Market
	Number of shares	Acquisition price	Trading price	value (1)%
Treasury shares at 12/31/10	55,188,046	17.01	16.97	937	1.20920%

(1)	Millions of euros

		Euros per share		Market
	Number of shares	Acquisition price	Trading price	value (1)%
Treasury shares at 12/31/09	6,329,530	16.81	19.52	124	0.13868%

(1)	Millions of euros
The movement in treasury shares of Telefónica, S.A. in 2009 and 2010 is as follows:

Number of shares
Treasury shares at 12/31/08	125,561,011

Acquisitions	65,809,222
Disposals	(40,730,735)
Delivery PSP Phase I	(3,309,968)
Share cancellation	(141,000,000)

Treasury shares at 12/31/09	6,329,530

Acquisitions	52,650,000
Disposals	(827,047)
Delivery PSP Phase I	(2,964,437)
Treasury shares at 12/31/10	55,188,046
In addition to the Company’s treasury shares, at 2010 year end 16,896 Telefónica, S.A. _____shares were held by Telefónica Móviles Argentina, S.A.
The amount paid to acquire treasury shares in 2010 and 2009 was 897 million euros and 1,005 million euros, respectively.
On June 30, 2009, following the end of the first phase of the Performance Share Plan (PSP), a total of 7,200,000 treasury shares were added, corresponding to the derivative financial instrument arranged by the Company to meet its obligations to deliver treasury shares to managers and executives. The gross number of shares linked to the Plan amounted to 4,533,393 shares, with a net 3,309,968 shares finally delivered.
On June 30, 2010, subsequent to the maturing of the second phase of the Performance Share Plan (PSP), a total of 2,964,437 treasury shares have been delivered at a price of 16.93 euros per share (50.1 million euros).
On September 6, 2009, Telefónica and China Unicom entered into a wide strategic alliance which includes, among others, the areas of: the joint procurement of infrastructure and client equipment; common development of mobile service platforms; joint provision of services to multinational customers; roaming; research and development; co-operation and sharing of best practices and technical, operational and management know-how; joint development of strategic initiatives in the area of the network evolution and joint participation in international alliances; and exchange of senior management.

In addition, on the same date, Telefónica and China Unicom executed a mutual share exchange agreement, which was implemented on October 21, 2009 through which Telefónica, through its wholly owned subsidiary Telefónica Internacional, S.A.U., subscribed for 693,912,264 newly issued shares of China Unicom, satisfied by the contribution in kind to China Unicom of 40,730,735 Telefónica shares.
Following the completion of the transaction, Telefónica Internacional, S.A.U. increased its share of China Unicom’s voting share capital from 5.38% to 8.06% and obtained the right to appoint a member to its board of directors, while China Unicom became owner of approximately 0.87% of Telefónica’s voting share capital at that date. Subsequently, after a capital reduction carried out by China Unicom, the Telefónica Group reached a shareholding equivalent to 8.37% of the company’s voting share capital.
Treasury shares sold during 2010 and 2009 amounted to 14 million euros and 766 million euros, respectively.
At December 31, 2010, Telefónica, S.A. held firm call options on 160 million treasury shares (150 million treasury shares in 2009).
The Company also holds a derivative on 25.64 million Telefónica shares, settled by differences.

RISKS AND UNCERTAINTIES FACING THE COMPANY
The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The factors described below are the most significant.
Group related risks
• Country risk (investments in Latin America). At December 31, 2010, approximately 50.6% of the Group’s assets were located in Latin America. In addition, around 42.9% of its revenues from operations for 2010 were derived from its Latin American operations. The Group’s operations and investments in Latin America (including the revenues generated by these operations, their market value, and the dividends and management fees expected to be received therefrom) are subject to various risks linked to the economic, political and social conditions of these countries, including risks related to the following:
•	government regulation or administrative polices may change unexpectedly and negatively affect Telefónica’s interests in such countries;
•	currencies may be devalued or may depreciate or currency restrictions and other restraints on transfer of funds may be imposed;
•
the effects of inflation or currency depreciation may result in certain subsidiaries having negative equity which would require them to undertake a mandatory recapitalization or commence dissolution proceedings;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies;
•	governments may impose burdensome taxes or tariffs;
•	political changes may lead to changes in the economic conditions and business environment in which it operates; and
•	economic downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations.
In addition, the Telefónica Group’s operations are dependent, in many cases, on concessions and other agreements with existing governments in the countries in which it operates. These concessions and agreements, including their renewals could be directly affected by economic and political instability, altering the terms and conditions under which it operates.
• Management of foreign currency and interest rate risk. The Telefónica Group is exposed to various types of market risk in the normal course of its business, including the impact of changes in foreign currency exchange rates and the impact of changes in interest rates, as well as the impact of changes of credit risk in its treasury investments (in cash and cash equivalents) or in some financial transactions. The Telefónica Group employs risk management strategies to manage this exposure, in part through the use of financial derivatives, such as foreign currency forwards, currency swap agreements and interest rate swap agreements. If the financial derivatives market is not sufficiently liquid for the Group’s risk management purposes, or if it cannot enter into arrangements of the type and for the amounts necessary to limit the exposure to currency exchange-rate and interest-rate fluctuations, or if banking counterparties fail to deliver on their commitments due to lack of solvency or otherwise, such failure could adversely affect the financial condition, results of operations and cash flow. Also, Telefónica’s other risk management strategies may not be successful, which could adversely affect the financial condition, results of operations and cash flow. Finally, if the rating of counterparties in treasury investments or in structured financial transactions deteriorates significantly or if any of such counterparties were to fail in its obligations to the Company, the Telefónica Group may suffer a loss of value in its investments, incur unexpected losses and assume additional financial obligations under these transactions and such failure could adversely affect the Telefónica Group’s business, financial condition, results of operations and cash flow.

Current global economic situation. The Telefónica Group’s business is impacted by general economic conditions and other similar factors in each of the countries in which it operates. The current adverse global economic environment and uncertainty about an economic recovery may negatively affect the level of demand of existing and prospective customers, as Telefonica’s services may not be deemed critical for these customers. Other factors that could influence customer demand include access to credit, unemployment rates, consumer confidence and other general macroeconomic factors. Specifically, in this respect, the continuation of the economic situation in Spain, according to the forecasts contained in the Spanish economic ministry’s Stability Program for 2009-2013, could have an adverse affect on the Telefónica Group’s results.
In addition, there could be other possible follow-on effects from the financial crisis on the Group’s business, including insolvency of key suppliers or customers. A loss of customers or a reduction in purchases by current customers could have an material adverse effect on the Telefónica Group’s business, financial condition, results of operations and cash flow and may therefore negatively affect the ability to meet growth targets.
• Dependence on external sources of financing. The development and distribution of the Telefónica Group’s services as well as the operation, expansion and upgrading of the Group’s networks, require substantial financing. Moreover, liquidity and capital resource requirements may increase if the Telefónica Group participates in other fixed line or mobile license award processes or make acquisitions. The Telefónica Group also has major capital resource requirements relating to, among other things, the development of distribution channels in new countries of operations and the development and implementation of new technologies.
If the ability to generate cash flow were to decrease, whether due to the current worldwide financial and economic crisis or otherwise, the Telefónica Group may need to incur additional debt or raise other forms of capital to support liquidity and capital resource requirements for the ongoing development and expansion of the business.
The evolution of financial markets in terms of liquidity, cost of credit, access and volatility, remains affected by the existing uncertainty regarding the pace of economic recovery, the health of the international banking system, the increasing concerns regarding the burgeoning public deficits of some governments, among other factors. Worsening conditions in the international credit markets due to any of these factors may make it more difficult and more expensive for the Telefónica Group to refinance its financial debt or to incur additonal debt.
In addition, the capacity to raise capital in the international capital markets would be impaired if Telefónica’s credit ratings were downgraded, whether due to decreases in cash flow or otherwise. Further, current market conditions may make it more difficult to renew unused bilateral credit facilities.
The current financial situation may also make it more difficult and costly for the Company to launch a rights issue to its current shareholders or to raise additional equity capital if further funds were needed for pursuing its business plans.

Risks related to our industry
• Highly competitive markets. The Telefónica Group faces significant competition in all of the markets in which it operates, and therefore, it is subject to the effects of actions by competitors in these markets. These competitors could:
•	offer lower prices, more attractive discount plans or better services and features;
•	develop and deploy more rapidly new or improved technologies, services and products;
•	launch bundle offerings of one type of service with others;
•	in the case of the mobile industry, subsidize handset procurement; or
•	expand and enhance their networks more rapidly.
Furthermore, some of these competitors in certain markets have, and some potential competitors may enjoy, in certain markets, competitive advantages, including the following:
•	greater brand name recognition;
•	greater financial, technical, marketing and other resources;
•	dominant position or significant market power;
•	better strategic alliances;
•	larger customer bases; and
•	well-established relationships with current and potential customers.
To compete effectively with these competitors, the Telefónica Group needs to successfully market its products and services and to anticipate and respond to various competitive factors affecting the relevant markets, such as the introduction of new products and services by its competitors, pricing strategies adopted by its competitors and changes in consumer preferences and in general economic, political and social conditions. If the Telefónica Group is unable to effectively compete, it could result in price reductions, lower revenues, under-utilization of the Group’s services, reduced operating margins and loss of market share, any of which could have a material adverse affect on the Telefónica Group’s business, financial condiition, results of operations and cash flow.
• Highly regulated markets. As a multinational telecommunications company that operates in regulated markets, the Telefónica Group is subject to different laws and regulations in each of the jurisdictions in which it provides services. Such laws and regulations are promulgated and enforced to varying degrees by supranational regulators such as the European Union and national, state, regional and local authorities. Regulation may be especially strict in the markets of those countries in which the Company holds a significant market position. In this respect, regulatory authorities regularly intervene in the retail and wholesale offering and pricing of the Telefónica Group’s products and services. Furthermore, such authorities may also adopt further regulations or take additional actions that could adversely affect the Telefónica Group, including revocation of or failure to renew any of its licenses, authorizations or concessions, implementation of changes to the spectrum allocation or the granting or new licenses, authorizations or concessions to competitors to offer services in the relevant markets. Furthermore, regulations could require reductions in roaming prices and termination rates in mobile and/or fixed line networks, force Telefónica to offer access to its network to other operators, and result in the imposition of fines if Telefónica fails to fulfill its service commitments. Such regulations and regulatory actions could place significant competitive and pricing pressure on the Group’s operations, and could have a material adverse effect on the Telefónica Group’s business, financial condition, results of operations and cash flow.

In addition, since the Telefónica Group holds a leading market share in many of the counties where it operates, it could face regulatory actions by antitrust or competition authorities designed to enhance competition in the relevant markets. These authorities could prohibit further actions such as making further acquisitions or continuing to engage in particular practices or impose fines or other penalties on the Company, which, if significant, could result in loss of market share and harm to the Telefónica Group’s financial performance and future growth.
The regulatory landscape in the European Union will change as a consequence of the recent passage of a new common regulatory framework that is to be implemented by Member States before May 2011. The regulatory principles established for Europe suggest that the new frameworks in each Member State may result in an increased focus on the development and maintenance of competitive markets. This regulatory framework proposes the adoption of measures, under rather exceptional circumstances and in specific situations, by national authorities to establish functional separation between the retail and wholesale operations of vertically integrated operators with significant market power, by requiring them to offer equal wholesale conditions to related and third party operators who buy wholesale products. The adoption of such regulatory framework in Spain and the other European Union Members States where the Telefónica Group operates could result in requirements to modify its internal organization in the relevant markets, which could result in additional costs. Additionally, the Company may face new regulatory initiatives regarding lowering mobile termination rates and the provision of data and audiovisual services.
In addition, the Telefónica Group may also face pressure from regulatory initiatives in some European countries in order to reallocate spectrum rights of use and to modify spectrum allocation policies that may result, among other matters, in new tender processes for spectrum allocation in the European Union.
Finally, the recommendation made by the European Commission on the implementation of European regulation of new generation broadband networks may reduce the incentives for operators to invest in broadband networks over the short and medium term because operators that invest in broadband networks could be required to provide access to such networks to third parties. This could affect competition and business performance and future growth in such services. The European Commission is also working on further recommendations about cost accounting and non-discrimination that could increase regulatory pressure on fixed operators.
• Services are provided under licenses or concessions. Most of Telefónica’s operating companies require licenses, authorizations or concessions from the governmental authorities of the countries in which they operate. These licenses, authorizations and concessions specify the types of services permitted to be offered by the operating company holding such license, authorization or concession. The continued existence and terms of these licenses, authorizations and concessions are subject to review by regulatory authorities in each country and to interpretation, modification or termination by these authorities. Moreover, authorizations, licenses and concessions as well as their renewal terms and conditions may be affected by political and regulatory factors.

The terms of these licenses, authorizations and concessions and conditions of the renewals of such licenses, authorizations and concessions vary from country to country. Although license, authorization and concession renewal is not usually guaranteed, most licenses, authorizations and concessions do address the renewal process and terms, which is usually related to the fulfillment of the commitments that were assumed by the grantee. As licenses, authorizations and concessions approach the end of their terms, the Telefónica Group intends to pursue their renewal to the extent provided by the relevant licenses, authorizations or concessions and, under certain circumstances, the Group will operate under technically expired licenses, authorizations or concessions under preexisting terms during the renewal process. Failure to complete the renewal process successfully could adversely affect the Telefónica Group’s business, financial condition, results of operations and cash flow.
Many of these licenses, authorizations and concessions are revocable for public interest reasons. The rules of some of the regulatory authorities with jurisdiction over the Telefónica Group’s operating companies require them to meet specified network build-out requirements and schedules. In particular, Telefónica’s existing licenses, authorizations and concessions typically require to satisfy certain obligations, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines or revocation or forfeiture of the license, authorization or concession for the relevant area. In addition, the need to meet scheduled deadlines may require the Telefónica Group’s companies to expend more resources than otherwise budgeted for a particular network build-out.
• Markets subject to constant technological development. The Telefónica Group’s future success depends, in part, on the ability to anticipate and adapt in a timely manner to technological changes. New products and technologies will emerge on a continuous basis and that existing products and technologies will further develop. These new products and technologies may reduce the prices for the Telefónica Group’s existing services or may be superior to, and render obsolete, the products and services the Telefónica Group offers and the technologies it uses and may consequently reduce the revenues generated by these products and services and require investment in new technology. In addition, the Group may be subject to competition in the future from other companies that are not subject to regulation as a result of the convergence of telecommunications technologies. As a result, it may be very expensive for the Telefónica Group to upgrade its products and technology in order to continue to compete effectively with new or existing competitors. Such increased costs could adversely affect the Telefónica Group’s business, financial condition, results of operations and cash flow.
In particular, the Telefónica Group must continue to upgrade its existing mobile and fixed line telephony networks in a timely and satisfactory manner in order to retain and expand the customer base in each of its markets, to enhance its financial performance and to satisfy regulatory requirements. Among other things, the Telefónica Group could be required to upgrade the functionality of its networks to accommodate increased customization of services, to increase coverage in some of its markets, or to expand and maintain customer service, network management and administrative systems.
Many of these tasks are not entirely under the Telefónica Group’s control and may be affected by applicable regulations. If the Telefónica Group fails to execute these tasks successfully, its services and products may be less attractive to new customers and the Company may lose existing customers to its competitors, which would adversely affect the Telefónica Group’s business, financial condition, results of operations and cash flow.
• Limitations on spectrum capacity could curtail growth. Telefónica’s mobile operations in a number of countries may rely on spectrum availability. Failure to obtain sufficient or adequate spectrum coverage and, to a lesser extent, the costs related to obtaining this capacity could have a material adverse impact on the quality of its services and on Telefónica’s ability to provide new services, adversely affecting the Telefónica Group’ business, financial condition, results of operations and cash flow.

• Supplier failures. The Telefónica Group depends upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Furthermore, these suppliers may be adversely affected by current economic conditions. If these suppliers fail to deliver products and services on a timely basis, Telefónica’s business and results of operations could be adversely affected. Similarly, interruptions in the supply of telecommunications equipment for its networks could impede network development and expansion, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements.
• Risks associated with unforeseen network interruptions. Unanticipated network interruptions as a result of system failures whether accidental or otherwise, including due to network, hardware or software failures, which affect the quality of or cause an interruption in the Telefónica Group’s service, could result in customer dissatisfaction, reduced revenues and traffic and costly repairs, penalties or other measures imposed by regulatory authorities, and could harm the Telefónica Group’s reputation. Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and building security. However, these measures are not effective under all circumstances and cannot avert every action or event that could damage or disrupt the Telefónica Group’s technical infrastructure. Although the Telefónica Group carries business interruption insurance, its insurance policy may not provide coverage in amounts sufficient to compensate it for any losses it may incur.
• Electromagnetic radio emissions and social awareness. Over the last few years, the debate about the alleged potential effects of radio frequency emissions on human health has increased significantly. In many cases, this has hindered the deployment of the infrastructures necessary to ensure quality of service.
Institutions and organizations, such as the World Health Organization (WHO), have stated that exposure to radio frequency emissions generated by mobile telephony, within the limits established, has no adverse effects on health. In fact, a number of European countries, including Spain among others, have drawn up complete regulations reflecting the Recommendation of the Council of the European Union dated July 12, 1999 on the limitation of exposure of the general public to electromagnetic fields. These add planning criteria for new networks, thus ensuring compliance with the limits on exposure to radio frequency emissions.
New researches and studies are underway. Specifically, the WHO has announced that in 2011 it will issue new recommendations in its Radio Frequency Environment Health Criteria. Regardless the conclusions that could arise from these studies, popular concerns about radio frequency emissions may discourage the use of mobile communication devices and may result in significant restrictions on both the location and operation of cell sites, either or both of which could have a detrimental impact on the Telefónica Group’s mobile companies and consequently on its financial condition, results of operations and cash flow. While the Telefónica Group is not currently aware of any evidence confirming a link between radio frequency emissions and health problems and it continues to comply with good practices codes and relevant regulations, there can be no assurance of what future medical research may suggest.

• Risk of asset impairment. The Telefónica Group reviews on an annual basis or more frequently where the circumstances require, the value of each of its assets and subsidiaries to assess whether the carrying values of such assets and subsidiaries can be supported by the future cash flows expected to be derived from such assets and subsidiaries, including in some cases synergies included in their acquisition costs. The current economic environment and changes in the short and medium term, as well as changes in the regulatory, business or political environment may result in the necessity of recognizing impairment charges on the Telefónica Group’s goodwill, intangible assets or fixed assets.
Although the recognition of impairments of tangible, intangible and financial assets result in a non-cash charge on the income statement, such charge would adversely affect the Telefónica Group’s results of operations and consequently, its ability to achieve its growth targets.
Other risks
• Litigation and other legal proceedings. The Telefónica Group is party to lawsuits and other legal, regulatory and antitrust proceedings in the ordinary course of its business, the final outcome of which is generally uncertain. Litigation and regulatory proceedings are inherently unpredictable. An adverse outcome in, or any settlement of, these or other proceedings (including any that may be asserted in the future) may have a material adverse effect on the Telefónica Group’s business, financial condition, results of operations and cash flow.

TREND EVOLUTION
We are an integrated diversified telecommunications group that offers a wide range of services, mainly in Spain, Europe, and Latin America. Our activity is based upon providing fixed and mobile services, Internet and data, pay TV and value added services, among others. Our operations in 25 countries, managed through a regional organization geared towards certain businesses in global units, enable us to leverage our strong local positioning, as well as the advantages afforded by our scale, two features that have been reinforced by the opportunities arising from our holdings in and strategic alliances with China Unicom and Telecom Italia.
As a multinational telecommunications company that operates in regulated markets, we are subject to different laws and regulations in each of the jurisdictions in which we provide services. We can expect the regulatory landscape to continue to change in Europe as a consequence of the revised regulations resulting from the implementation of the review of the common regulatory framework currently in place in the European Union. In addition, we may also face pressure from regulatory initiatives in some countries regarding tariffs, the reform of rights of spectrum use and allocation, issues related to the quality of service, and the regulatory treatment of new broadband infrastructure deployments.
We face intense competition in most of our markets, and we are therefore subject to the effects of actions taken by our competitors. The intensity of the competition may deepen, which could have an impact on tariff structures, consumption, market share and commercial activity and negatively affect the number of customers, revenues and profitability.
However, we are in a strong competitive position in most of the markets where we operate, enabling us to continue taking advantage of the growth opportunities that arise in these markets, such as by boosting both fixed and mobile broadband services and by furthering the development of services beyond connectivity, information technology services and related businesses. In this respect, we seek to lead the industry by anticipating trends in the new digital environment.
We will continue transforming our operating model to increase our operational efficiency and capture the synergies arising from our integrated approach to businesses, processes and technologies and will maintain a regional approach to tackle this transformation more efficiently. At the same time, we will remain strongly committed to technological innovation as a key tool for achieving sustainable competitive advantages, anticipating market trends and differentiating our products. We continually seek to become the benchmark for efficiency and customer orientation by introducing new technologies and developing new products and business processes.
In Spain, we will continue to intensify our commercial focus on offering higher quality services, by increasing the effectiveness of our sales channels and further improving our networks to increase customer satisfaction. We will seek to strengthen relations with our customers through targeted commercial offerings that ensure the best response to their communications needs. In this respect, we will continue to boost innovation to offer the best products and services, drive the mobile and fixed broadband growth and bundling services to provide the best integrated communications solution in the market. Efficiency will play a leading part in all aspects of the business, both commercial and operational, including systems, networks and processes. We will focus on our customers and their satisfaction, while continuing to remain committed to ensuring Telefónica Spain remains the best employer to work for.

In Latin America, our strategy is based on a regional model that captures growth and efficiency of scale without losing sight of the local management of the client. This position was further underpinned in the fourth quarter through the acquisition of the stake held by Portugal Telecom in Brasilcel. This has put us in a much stronger position in one of the main markets in the region: the Brazilian mobile market. The mobile business will continue to play a fundamental role as an engine of regional growth. That is why we continue to further improve the capacity and coverage of our networks, adapting our distribution network to enhance the quality of our offer both in voice and data in order to keep and attract high value customers. With regard to the fixed telephony business, we will encourage the increase of broadband speed and expand the supply of bundled services. We will further advance efficiency, in operational and commercial terms, and attempt to achieve further synergies by implementing global, regional and local projects.
In Europe, customers will remain at the center of our strategy and management priorities in the region in order to guarantee a high level of customer satisfaction with our services. With the objective of offering our customers the best value, we will boost the mobile and fixed broadband services, adding to the range of products and services we already offer. In such a competitive market such as presently prevails, we will dedicate our efforts on reinforcing our market positioning. We will roll out several local and regional initiatives to improve operating efficiency in forthcoming years.
In summary, in the context of intense competition and regulatory pressure on pricing, Telefónica will continue strengthening its business model to make it more efficient and capture the synergies arising from the integrated approach of businesses, processes and technologies, while focusing even more on the client.

EVENTS AFTER THE REPORTING PERIOD
The following events regarding the Company took place between the reporting date and the date of preparation of the accompanying financial statements:
•
Expanding on the existing strategic partnership, on January 23, 2011, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica will acquire through its subsidiary Telefónica Internacional, S.A.U. a number of China Unicom shares amounting to 500 million US dollars from third parties, within nine months from the agreement date.

Following the completion of the transaction, Telefónica will hold, through its subsidiary Telefónica Internacional, S.A.U., approximately 9.7% of China Unicom’s voting share capital, based on the share price, while China Unicom will own approximately 1.37% of Telefónica’s voting share capital at the date of the aforementioned agreement as of January 23, 2011. In recognition of China Unicom’s stake in Telefónica, the latter commits to proposing the appointment of a board member named by China Unicom in the next General Shareholders’ Meeting, in accordance with prevailing legislation and the Company’s Bylaws.

China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital.
•
On January 24, 2011, Telefónica, S.A. transferred 25% of the share capital of Telefónica Móviles Argentina Holding, S.A. amounting to 1,080 million euros to Telefónica Internacional, S.A.U. Subsequent to this transaction, Telefónica, S.A. retains 75% of this company’s share capital.

•
On February 7, 2011, Telefónica Emisiones, S.A.U. issued 1,200 million euros of bonds maturing on February 7, 2017 and guaranteed by Telefónica, S.A. as part of its bond issuance program (“EMTN”) registered with the Financial Services Authority (FSA) in London on June 23, 2010.

•
On February 16, 2011, Telefónica Emisiones, S.A.U. issued 2,750 million US dollars worth of bonds under the issuance program registered with the United States Securities and Exchange Commission (SEC) on May 8, 2009. The bonds are guaranteed by Telefónica, S.A. This issue entails two tranches: the first for 1,250 US dollars maturing on February 16, 2016 and the second for 1,500 million US dollars maturing on February 16, 2021.

•	On February 11, 2011, the Brazilian market regulator (C.V.M.) approved the tender offer made by Telefónica, S.A. to holders of voting shares of Vivo Participaçoes, S.A. (see Note 20 c).

DISCLOSURES REQUIRED UNDER ARTICLE 116 BIS OF THE SPANISH SECURITIES MARKET LAW
The information required under Article 116.bis of the Spanish Securities Market Law is detailed below:
a.- Capital structure.
At December 31, 2010, the share capital of Telefónica was 4,563,996,485 euros, represented by 4,563,996,485 fully paid ordinary shares of a single series, par value of 1 euro each, all recorded under the book-entry system.
At that date they were admitted to trading on the Spanish electronic trading system (the “Continuous Markets”) where they form part of the Ibex 35 index, on the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York, London, Tokyo, Buenos Aires, Sao Paulo and Lima stock exchanges.
All shares are ordinary, of a single series and confer the same rights and obligations on their shareholders.
At the time of writing, there were no securities in issue that are convertible into Telefónica shares.
b.- Restrictions on the transfer of securities.
Nothing in the Company Bylaws imposes any restriction or limitation on the free transfer of Telefónica shares.
c.- Significant shareholdings.
The table below lists shareholders who, at December 31, 2010, to the best of the Company’s knowledge, had significant direct or indirect shareholdings in the Company as defined in Royal Decree 1362/2007 implementing the Spanish Securities Markets Law 24/1998 as it relates to the need for transparent information on issuers whose securities are listed for trading in an official secondary market or other regulated market of the European Union:

			Direct		Indirect
	Total		shareholding		holding
	%	Shares	%	Shares	%	Shares

BBVA (1)	6.279	286,574,224	6.273	286,317,371	0.006	256,853

la Caixa (2)	5.050	230,469,182	0.024	1,117,990	5.025	229,351,192

Blackrock, Inc. (3)	3.884	177,257,649	—	—	3.884	177,257,649

(1)	Based on the information contained in Banco Bilbao Vizcaya Argentaria, S.A.’s 2010 Annual Report on Corporate Governance at December 31, 2010.

(2)
Based on information provided by Caja de Ahorros y Pensiones de Barcelona, “la Caixa” as at December 31, 2010 for the 2010 Annual Report on Corporate Governance. The 5.025% indirect shareholding in Telefónica is owned by Criteria CaixaCorp, S.A.

(3)	According to notification sent to the Spanish national securities commission, the CNMV, dated February 4, 2010.
d.- Restrictions on voting rights.
According to Article 21 of the Company’s bylaws, no shareholder can exercise votes in respect of more than 10 per cent of the total shares with voting rights outstanding at any time, irrespective of the number of shares they may own This restriction on the maximum number of votes that each shareholder can cast refers solely to shares owned by the shareholder concerned and cast on their own behalf. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 per cent voting ceiling.

The 10 per cent limit described above also applies to the number of votes that can be cast either jointly or separately by two or more legal entity shareholders belonging to the same corporate group and to the number of votes that may be cast altogether by an individual or legal entity shareholder and any entity or entities that they directly or indirectly control and which are also shareholders.
e.- Agreements between shareholders.
In accordance with the provisions of 112, section 2 of the Securities Market Act 24/1988, of July 28, (currently replaced by the section 2 of the article 518 of the revised text of the Spanish Corporation Law approved by Royal Legislative Decree 1/2010, of July 2) on October 22, 2009, the Company notified the Spanish national securities commission, the CNMV, in writing that on September 6, 2009 it had entered into a mutual share exchange agreement between Telefónica and China Unicom (Hong Kong) Limited, whose clauses 8.3 and 9.2 are considered a shareholder agreement as per this article. By virtue of these clauses, Telefónica may not, while the strategic alliance agreement is in force, offer, issue or sell a significant number of its shares or any convertible security or security that confers the right to subscribe or acquire a significant number of shares of Telefónica, S.A. to any of the main competitors of China Unicom (Hong Kong) Limited. In addition, China Unicom (Hong Kong) Limited undertook not to sell, use or transfer, directly or indirectly, for a period of one year its share in Telefónica’s voting share capital (excluding intragroup transfers). This undertaking is without effect, the aforementioned period of one year having expired.
At the same time, both parties also assumed similar obligations with respect to the share capital of China Unicom (Hong Kong) Limited.
The mutual share exchange agreement, which includes the shareholder agreement, was filed with the Madrid Mercantile Registry on November 24, 2009.
f.- Rules governing the appointment and replacement of Directors and the amendment of the Company’s Bylaws.
Appointment, reappointment and ratification.
Telefónica’s By-Laws state that the Board of Directors shall have between five and twenty Directors who are appointed by shareholders at the Shareholders’ Meeting. The Board of Directors may, in accordance with the revised text of the Spanish Corporation Law and the Company Bylaws, provisionally co-opt Directors to fill any vacant seats.
The appointment of Directors to Telefónica is as a general rule submitted for approval to the Shareholders’ Meeting. Only in certain circumstances, when seats fall vacant after the conclusion of the General Meeting is it therefore necessary to co-opt Directors onto the Board in accordance with the revised text of the Spanish Corporation Law. Any such co-opted appointment is then ratified at the next Shareholders’ Meeting.
Also, in all cases, proposals to appoint Directors must follow the procedures set out in the Company’s Board of Directors’ Regulations and be preceded by the appropriate favorable report by the Nominating, Compensation and Corporate Governance Committee and in the case of independent Directors, by the corresponding proposal by the committee.
Therefore, in exercise of the powers delegated to it, the Nominating, Compensation and Corporate Governance Committee must report, based on criteria of objectivity and the best interests of the Company, on proposals to appoint, re-appoint or remove Company Directors, taking into account the skills, knowledge and experience required of candidates to fill the vacancies.

As a result, in accordance with its Regulations, the Board of Directors, exercising the rights to co-opt and propose appointments to the Shareholders’ Meeting, shall ensure that external or non-executive Directors are in an ample majority over the executive Directors. Similarly, it shall ensure that independent Directors make up at least one third of the total Board members.
In all circumstances, where a Director is proposed to the Shareholders’ Meeting for reappointment or ratification, the report of the Nominating, Compensation and Corporate Governance Committee, or in the case of independent Directors the proposal of this committee, shall include an assessment of the Director’s past work and diligence in the discharge of their duties during their period in office.
Also, both the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, in fulfilling their respective duties, that all those proposed for appointment as Directors should be persons of acknowledged solvency, competence and experience who are willing to devote the time and effort necessary to the discharge of their functions, with particular attention paid to the selection of independent Directors.
Directors are appointed for a period of five years, renewable for one or more subsequent five-year periods.
As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Nominating, Compensation and Corporate Governance Committee, and in the case of independent Directors by the corresponding proposal by the Committee.
Termination of appointment or removal
Directors’ appointments shall end at the expirations of the period for which they were appointed or when shareholders at the General Shareholders’ Meeting so decide in exercise of their powers under the law.
Also, in accordance with Article 12 of the Board Regulations, Directors must submit their resignation to the Board of Directors and formalize their resignation in the following circumstances:
a)	If they leave the executive post by virtue of which they sat on the Board or when the reasons for which they were appointed cease to apply.
b)	If their circumstances become incompatible with their continued service on the Board or prohibit them from serving on the Board for one of the reasons specified under Spanish law.
c)	If they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for failure to fulfill any of their duties as Director.
d)	If their continued presence on the Board could affect the credibility or reputation of the Company in the markets or otherwise threaten the Company’s interests.
The Board of Directors shall not propose the termination of the appointment of any independent Director before the expirations of their statutory term, except in the event of just cause, recognized by the Board on the basis of a prior report submitted by the Nominating, Compensation and Corporate Governance Committee. Just cause shall be specifically understood to include cases where the Director has failed to fulfill their duties as Board member.

The Board may also propose the termination of the appointment of independent Directors in the case of Takeover Bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.
Amendments to the Company Bylaws.
The procedure for amending the Bylaws is governed by Article 285 of the revised text of the Spanish Corporation Law and requires any change to be approved by shareholders at the Shareholders’ Meeting with the majorities stated in Articles 194 and 201 of the same law. Article 14 of Telefónica’s Bylaws upholds this principle.
g.- Powers of Directors and, specifically, powers to issue or buy back shares.
Powers of Directors.
The Chairman of the Company, as Executive Chairman, is delegated all powers by the Board of Directors except where such delegation is prohibited by Law, by the Company Bylaws or by the Regulations of the Board of Directors, whose Article 5.4 establishes the powers reserved to the Board of Directors. Specifically, the Board of Directors reserves the powers, inter alia, to: (i) approve the general policies and strategies of the Company; (ii) evaluate the performance of the Board of Directors, its Committees and the Chairman; (iii) appoint Senior Executives, as well as the remuneration of Directors and Senior Executives; and (iv) decide strategic investments.
Meanwhile, the Chief Operating Officer has been delegated all the Board’s powers to conduct the business and act as the senior executive for all areas of the Company’s business, except where such delegation is prohibited by law, by the Company Bylaws, or by the Regulations of the Board of Directors.
In addition, the other Executive Directors are delegated the usual powers of representation and administration appropriate to the nature and needs of their roles.
Powers to issue shares.
At the Ordinary Shareholders’ Meeting of Telefónica on June 21, 2006, the Board of Directors was authorized under Article 297.1.b) of the revised text of the Spanish Corporation Law (previously Article 153.1.b) of the defunct Spanish Corporation Law), to increase the Company’s capital by up to 2,460 million euros, equivalent to half the Company’s subscribed and paid share capital at that date, one or several times within a maximum of five years of that date. The Board of Directors has not exercised these delegated powers to date.
Also, at the General Shareholders’ Meeting of June 2, 2010, the Board of Directors was authorized to issue bonds exchangeable for or convertible into shares in the Company, this power being exercisable one or several times within a maximum of five years of that date. The Board of Directors has not exercised this power to date.
Powers to buy back shares.
At the General Shareholders’ Meeting of Telefónica of June 2, 2010, the Board of Directors was authorized buy back its own shares either directly or via companies belonging to the Group. This authorization was granted for 5 years from that date and includes the specific limitation that at no point may the nominal value of treasury shares acquired, added to those already held by Telefónica and those held by any of the subsidiaries that it controls, exceed the maximum legal percentage at any time (currently 10% of Telefónica’s share capital).

h.- Significant agreements outstanding that would come into force, be amended or expire in the event of a change of control following a Takeover Bid.
The Company has no significant agreements outstanding that would come into force, be amended or expire in the event of a change of control following a Takeover Bid.
i.- Agreements between the Company and its Directors, managers or employees that provide for compensation in the event of resignation or unfair dismissal or if the employment relationship should be terminated because of a Takeover Bid.
In general, the contracts of Executive Directors and some members of the Company’s executives team include a clause giving them the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company and/or due to objective reasons such as a change of control in the Company. However, if the employment relationship is terminated for a breach attributable to the executive Director or executive, he/she will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the Executive Director or Executive, according to their contract, does not meet these general criteria, but rather are based on other circumstances of a personal or professional nature or on the time when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of a maximum of three times salary plus another year based on length of service at the Company. The annual salary on which the indemnity is based is the Director’s last fixed salary and the arithmetical mean of the sum of the last two variable payments received by contract.
Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labor legislation. This notwithstanding, contracts of some Company employees, depending on their level and seniority, as well as their personal, professional circumstances and when they signed their contracts, establish by contract, in some cases, their right to receive compensation in the same circumstances as in the preceding paragraph, generally consisting of a year and a half of salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two annual variable payments received by contract.

ANNUAL REPORT ON CORPORATE GOVERNANCE
LISTED LIMITED COMPANIES
ISSUER’S PARTICULARS
FINANCIAL YEAR ENDED: 31-12-2010
TAX ID CODE: A-28015865
Company Name: TELEFÓNICA, S.A.

ANNUAL CORPORATE GOVERNANCE REPORT FOR LISTED LIMITED COMPANIES
For a better understanding of the model and its subsequent preparation, please read the instructions provided at the end before filling it out.
A	OWNERSHIP STRUCTURE
A.1	Fill in the following table regarding the company’s share capital:

Date of last			Number of voting
modification	Share capital (€)	Number of shares	rights
28-12-2009	4,563,996,485.00	4,563,996,485	4,563,996,485
Indicate whether different types of shares exist with different associated rights.
No
A.2	List the direct and indirect holders of significant ownership interests in your organization at year-end, excluding directors:

Name or corporate	Number of direct	Number of indirect voting	% of total voting
name of shareholder	voting rights	rights (*)	rights
Banco Bilbao Vizcaya Argentaria, S.A.	286,317,371	256,853	6.279
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	1,117,990	229,351,192	5.050
Blackrock, Inc.	0	177,257,649	3.884

	Through: name or
Name or corporate name	corporate name of	Number of direct	% of total voting
of indirect shareholder	direct shareholder	voting rights	rights
Banco Bilbao Vizcaya Argentaria, S.A.	BBVA Broker Correduria de Seguros y Reaseguros, S.A.	12,000	0.000
Banco Bilbao Vizcaya Argentaria, S.A.	BBVA Seguros, S.A. de Seguros y Reaseguros	244,800	0.005
Banco Bilbao Vizcaya Argentaria, S.A.	Continental Bolsa SAB (Peru)	53	0.000
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Criteria CaixaCorp, S.A.	229,351,192	5.025
Blackrock, Inc.	Blackrock Investment Management (UK)	177,257,649	3.884
Indicate the most significant movements in the shareholder structure during the year.
A.3	Fill in the following tables on company directors’ holding voting rights through company shares:

Name or corporate	Number of direct voting	Number of indirect voting	% of total voting
name of director	rights	rights (*)	rights
Mr. César Alierta Izuel	4,082,445	78,000	0.091
Mr. Isidro Fainé Casas	437,211	0	0.010
Mr. Vitalino Manuel Nafría Aznar	11,300	0	0.000
Mr. Julio Linares López	308,851	1,840	0.007
Mr. Alfonso Ferrari Herrero	571,364	18,999	0.013
Mr. Antonio Massanell Lavilla	2,286	0	0.000
Mr. Carlos Colomer Casellas	564	63,190	0.001
Mr. David Arculus	10,500	0	0.000
Mr. Francisco Javier de Paz Mancho	41,702	0	0.001

Name or corporate	Number of direct voting	Number of indirect voting	% of total voting
name of director	rights	rights (*)	rights
Mr. Gonzalo Hinojosa Fernández de Angulo	85,476	436,000	0.011
Mr. José Fernando de Almansa Moreno-Barreda	19,349	0	0.000
Mr. José María Abril Pérez	65,050	84,449	0.003
Mr. José María Álvarez-Pallete López	251,098	0	0.006
Mr. Luiz Fernando Furlán	4,100	0	0.000
Ms. María Eva Castillo Sanz	81,980	0	0.002
Mr. Pablo Isla Álvarez de Tejera	8,601	0	0.000
Mr. Peter Erskine	69,259	0	0.002
% of total voting rights held by the Board of Directors			0.148
Complete the following tables on share options held by directors:

Name or
corporate				% of total
name of	Number of direct	Number of indirect	Equivalent number of	voting
director	share options	share options	shares	rights
Mr. César Alierta Izuel	493,431	0	493,431	0.011
Mr. César Alierta Izuel 2	10,200,000	0	0	0.223
Mr. Julio Linares López	359,926	0	359,926	0.008
Mr. Carlos Colomer Casellas	49,053	0	0	0.001
Mr. José María Álvarez-Pallete López	224,286	0	224,286	0.005

A.4
Indicate, as applicable, any family, commercial, contractual or corporate relationships between owners of significant shareholdings, insofar as these are known by the company, unless they are insignificant or arise from ordinary trading or exchange activities:

A.5
Indicate, as applicable, any commercial, contractual or corporate relationships between owners of significant shareholdings, and the company and/or its group, unless they are insignificant or arise from ordinary trading or exchange activities:

Type of relationship:
Corporate
brief description:
Joint shareholding with Telefónica Móviles España, S.A.U. in Mobipay España, S.A.
Name or company name of related party
Banco Bilbao Vizcaya Argentaria, S.A.
A.6
Please indicate any shareholder’s agreements reported to the company subject to article 112 of the Securities Market Law. Provide a brief description and list the shareholders bound by the agreement, as applicable:

Yes
% of share capital affected:
0.87
Brief description of the agreement:
In accordance with the provisions of article 112, section 2 of the Securities Market Act 24/1988, of July 28 (currently replace by article 518 section 2 approved by Royal Legislative Decree 1/2010, of July 2, approving the revised text of the Spanish Corporation Law) on October 22, 2009, the Company notified the Spanish Securities Commission in writing that on September 6, 2009 it had entered into a mutual share exchange agreement between Telefónica and China Unicom (Hong Kong) Limited, whose clauses 8.3 and 9.2 are considered a shareholder agreement as per article 518 of the Spanish Corporation Law. By virtue of these clauses, Telefónica may not, while the strategic alliance agreement is in force, offer, issue or sell a significant number of its shares or any convertible security or security that confers the right to subscribe or acquire a significant number of shares of Telefónica, S.A. to any of the main competitors of China Unicom (Hong Kong) Limited. In addition, China Unicom (Hong Kong) Limited undertook not to sell, use or transfer, directly or indirectly, for a period of one year its share in Telefónica’s voting share capital (excluding intragroup transfers). This undertaking was deprived of effect as with the aforementioned period of one year having expired.
At the same time, both parties also assumed similar obligations with respect to the share capital of China Unicom (Hong Kong) Limited.
This mutual share exchange agreement, which includes the shareholder agreement, was filed with the Madrid Mercantile Registry on November 24, 2009.
Members of the shareholders’ agreement:
China Unicom (Hong Kong) Limited
Telefónica, S.A.
Indicate whether the company is aware of the existence of any concerted actions among its shareholders. Give a brief description as applicable:
No
Expressly indicate any amendments to or termination of such agreements or concerted actions during the year:
As stated in the aforementioned shareholders’ agreement, China Unicom (Hong Kong) Limited undertook, from the signing of the agreement (September 6, 2009), not to sell, use or transfer, directly or indirectly, for a period of one year its share in Telefónica’s voting share capital (excluding intragroup transfers). This undertaking was deprived of effect, as with the aforementioned period of one year having expired.
The same applies with regard to the same undertaking on the part of Telefónica, S.A. with respect to the shares of China Unicom (Hong Kong) Limited.
A.7
Indicate whether any individuals or corporate bodies currently exercise control or could exercise control over the company in accordance with article 4 of the Spanish Securities’ Market Act. If so, identify:

No

A.8	Complete the following tables on the company’s treasury shares:
At year-end:

Number of shares held	Number of shares held indirectly
directly	(*)	% of total share capital
55,188,046	16,896	1.210

(*)	Through:

Number of shares held
Name or corporate name of direct shareholder	directly
Telefónica Móviles Argentina, S.A.	16,896

Total:	16,896
Give details of any significant changes during the year, in accordance with Royal Decree 1362/2007:

	Total number of
Date of	direct shares	Total number of indirect
notification	acquired	shares acquired	% of total share capital
23/02/2010	45,799,900	0	1.005

Gain/(loss) on treasury shares sold during the year (thousands of euros)	141
A.9
Give details of the applicable conditions and time periods governing any resolutions of the General Shareholders’ Meeting authorizing the Board of Directors to purchase and/or transfer the treasury shares.

At the General Shareholders’ Meeting of Telefónica of June 2, 2010, shareholders renewed the authorization granted by the General Shareholders’ Meeting -of June 23, 2009-, for the derivative acquisition of treasury shares, either directly or through Group companies, in the terms literally transcribed below:
“To authorize, pursuant to the provisions of Section 75 et seq. of the Spanish Companies Act [Ley de Sociedades Anónimas, or LSA for its initials in Spanish], the derivative acquisition by Telefónica, S.A. —either directly or through any of the subsidiaries of which it is the controlling company— at any time and as many times as it deems appropriate, of its own fully-paid shares through purchase and sale, exchange or any other legal transaction.
The minimum price or consideration for the acquisition shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or consideration for the acquisition shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.

“Such authorization is granted for a period of 5 years as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the Company’s own shares acquired pursuant to this authorization added to those already held by Telefónica, S.A. and any of its controlled subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the markets on which the shares of Telefónica, S.A. are traded shall also be observed.
It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of option rights, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.
To authorize the Board of Directors, as broadly as possible, to exercise the authorization granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.
To deprive of effect, to the extent of the unused amount, the authorization granted under Item IV on the Agenda by the Ordinary General Shareholders Meeting of the Company on June 23, 2009.”
A.10
Indicate, as applicable, any restrictions imposed by Law or the company’s Bylaws on exercising voting rights, as well as any legal restrictions on the acquisition or transfer of ownership interests in the share capital.

Indicate whether there are any legal restrictions on exercising voting rights:
No

Maximum percentage of legal restrictions on voting rights a shareholder can exercise	0
Indicate whether there are any restrictions included in the bylaws on exercising voting rights.
Yes

Maximum percentage of restrictions under the company’s bylaws on voting rights a shareholder can exercise	10.000
Description of restrictions under law or the company’s bylaws on exercising voting rights
In accordance with Article 21 of the Company Bylaws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed, and those held by other shareholders that have granted their proxy to the first-mentioned shareholder shall not be computed, without prejudice to the application of the aforementioned limit of 10 percent to each of the shareholders that have granted a proxy.
The limitation established in the preceding paragraphs shall also apply to the maximum number of shares that may be cast (individually or collectively) by two or more shareholder or companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.
Indicate if there are any legal restrictions on the acquisition or transfer of share capital:
No
A.11	Indicate whether the General Shareholders’ Meeting has agreed to take neutralization measures to prevent a public takeover bid by virtue of the provisions of Act 6/2007.
No
If applicable, explain the measures adopted and the terms under which these restrictions may be lifted:

B	COMPANY MANAGEMENT STRUCTURE
B.1	Board of directors
B.1.1.	List the maximum and minimum number of directors included in the Bylaws.

Maximum number of directors	20
Minimum number of directors	5
B.1.2	Complete the following chart with board members’ details:

Name or
corporate
name of		Position on the	Date of first	Date of last	Election
director	Representative	board	appointment	appointment	procedure
Mr. César Alierta Izuel	—	Chairman	29-01-1997	10-05-2007	Vote at General Shareholders’ Meeting
Mr. Isidro Fainé Casas	—	Vice Chairman	26-01-1994	21-06-2006	Vote at General Shareholders’ Meeting
Mr. Vitalino Manuel Nafría Aznar	—	Vice Chairman	21-12-2005	21-06-2006	Vote at General Shareholders’ Meeting
Mr. Julio Linares López	—	Chief Operating Officer	21-12-2005	21-06-2006	Vote at General Shareholders’ Meeting
Mr. Alfonso Ferrari Herrero	—	Director	28-03-2001	21-06-2006	Vote at General Shareholders’ Meeting
Mr. Antonio Massanell Lavilla	—	Director	21-04-1995	21-06-2006	Vote at General Shareholders’ Meeting
Mr. Carlos Colomer Casellas	—	Director	28-03-2001	21-06-2006	Vote at General Shareholders’ Meeting
Mr. David Arculus	—	Director	25-01-2006	21-06-2006	Vote at General Shareholders’ Meeting

Name or
corporate
name of		Position on the	Date of first	Date of last	Election
director	Representative	board	appointment	appointment	procedure
Mr. Francisco Javier de Paz Mancho	—	Director	19-12-2007	22-04-2008	Vote at General Shareholders’ Meeting
Mr. Gonzalo Hinojosa Fernández de Angulo	—	Director	12-04-2002	10-05-2007	Vote at General Shareholders’ Meeting
Mr. José Fernando de Almansa Moreno-Barreda	—	Director	26-02-2003	22-04-2008	Vote at General Shareholders’ Meeting
Mr. José María Abril Pérez	—	Director	25-07-2007	22-04-2008	Vote at General Shareholders’ Meeting
Mr. José María Álvarez-Pallete López	—	Director	26-07-2006	10-05-2007	Vote at General Shareholders’ Meeting
Mr. Luiz Fernando Furlán	—	Director	23-01-2008	22-04-2008	Vote at General Shareholders’ Meeting
Ms. María Eva Castillo Sanz		Director	23-01-2008	22-04-2008	Vote at General Shareholders’ Meeting
Mr. Pablo Isla Álvarez de Tejera	—	Director	12-04-2002	10-05-2007	Vote at General Shareholders’ Meeting
Mr. Peter Erskine	—	Director	25-01-2006	21-06-2006	Vote at General Shareholders’ Meeting

Total number of directors	17
Indicate any Board members who left during this period.

B.1.3	Complete the following chart on Board members and their respective categories:
EXECUTIVE DIRECTORS

Name or corporate name of	Committee proposing	Post held in the
director	appointment	company
Mr. César Alierta Izuel	Nominating, Compensation and Corporate Governance Committee	Executive Chairman
Mr. Julio Linares López	Nominating, Compensation and Corporate Governance Committee	Chief Operating Officer (C.O.O.)
Mr. José María Álvarez-Pallete López	Nominating, Compensation and Corporate Governance Committee	Chairman Telefónica Latin America

Total number of executive directors	3
% of the board	17.647
EXTERNAL PROPRIETARY DIRECTORS

Name or corporate
name of significant
shareholder
represented or
Name or corporate name of	Committee proposing	proposing
director	appointment	appointment
Mr. Isidro Fainé Casas	Nominating, Compensation and Corporate Governance Committee	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Mr. Vitalino Manuel Nafría Aznar	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Antonio Massanell Lavilla	Nominating, Compensation and Corporate Governance Committee	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Mr. José María Abril Pérez	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.
Total number of proprietary directors		4
% of the board		23.529

INDEPENDENT EXTERNAL DIRECTORS

Name or corporate name of director	Profile
Mr. Alfonso Ferrari Herrero	Industrial Engineer. Formerly Executive Chairman of Beta Capital, S.A. and senior manager at Banco Urquijo.
Mr. Carlos Colomer Casellas	Graduate in Economics. Chairman of the Colomer Group.
Mr. David Arculus	Graduate in Engineering and Economics. Director of Pearson, Plc., Chairman of Numis, Plc., and Aldemore Bank, Plc.
Mr. Francisco Javier de Paz Mancho	Graduate in Information and Advertising. Law Studies. IESE Business Management Program. Formerly Chairman of the State-owned company MERCASA.
Mr. Gonzalo Hinojosa Fernández de Angulo	Industrial Engineer. Formerly Chairman and CEO of Cortefiel Group.
Mr. Luiz Fernando Furlán	Degrees in chemical engineering and business administration, specializing in financial administration. From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil.
Ms. María Eva Castillo Sanz	Degrees in Business, Economics and Law. Previously Head of Merrill Lynch’s Private Banking operations in Europe, the Middle East, & Africa (EMEA).
Mr. Pablo Isla Álvarez de Tejera	Law Graduate. Member of the Body of State Lawyers (on sabbatical). First Vice Chairman and CEO of Inditex, S.A.

Total number of independent directors	8
% of the board	47.059
OTHER EXTERNAL DIRECTORS

Name or corporate name of director	Committee proposing appointment
Mr. José Fernando de Almansa Moreno-Barreda	Nominating, Compensation and Corporate Governance Committee
Mr. Peter Erskine	Nominating, Compensation and Corporate Governance Committee

Total number of other external directors	2
% of the board	11.765
List the reasons why these cannot be considered proprietary or independent directors and detail their relationships with the company, its executives or shareholders:

Company, executive or
shareholder with whom
Name or corporate		the relationship is
name of director	Reasons	maintained
Mr. Peter Erskine	On December 31, 2007, Mr. Peter Erskine resigned as General Manager of Telefónica O2 Europe, and therefore went from being an Executive Director to being classified in the “Other external Directors” category.	Telefónica, S.A.

Mr. José Fernando de Almansa Moreno-Barreda	Mr. de Almansa was appointed a Member of the Board of Directors of Telefónica, S.A. with the qualification of independent Director, on February 26, 2003, following a favorable report from the Nominating, Compensation and Corporate Governance Committee.	BBVA Bancomer

In accordance with the criteria established in the Unified Code on Good Governance with regard to the qualification of Directors and taking into account the concurrent circumstances in this specific case, the Company considers that Mr. Almansa belongs to the category of “other external Directors”, for the following reasons:

•   He is an Acting Director (independent and non-proprietary) of Grupo Financiero BBVA Bancomer, S.A. de C.V. (controlling company of BBVA Group related to financial services in Mexico) and of BBVA Bancomer, S.A., and has never had an executive role.

• He was the CEO of the Mexican company Servicios Externos de Apoyo Empresarial, S.A. de C.V., of Group BBVA till March 2008.

List any changes in the category of each director which have occurred during the year.
B.1.4	Explain, if applicable, the reasons why proprietary directors have been appointed upon the request of shareholders who hold less than 5% of the share capital:
Provide details of any rejections of formal requests for board representation from shareholders whose equity interest is equal to or greater than that of other shareholders who have successfully requested the appointment of proprietary directors. If so, explain why these requests have not been entertained:
No
B.1.5
Indicate whether any director has resigned from office before their term of office has expired, whether that director has given the board his/her reasons and through which channel. If made in writing to the whole board, list below the reasons given by that director:

No
B.1.6	Indicate what powers, if any, have been delegated to the Chief Executive Officer(s):
•	Mr. César Alierta Izuel — Executive Chairman (Chief Executive Officer):
The Chairman of the Company, as the Chief Executive Officer, has been expressly delegated all the powers of the Board of Directors, except those that cannot be delegated by Law, by the Company Bylaws, or by the Regulations of the Board of Directors which establishes, in Article 5.4, the competencies that the Board of Directors reserves itself, and may not delegate.
Article 5.4 specifically stipulates that the Board of Directors reserves the power to approve: (i) approve the general policies and strategies of the Company; (ii) evaluate the performance of the Board of Directors, its Committees and the Chairman; (iii) appoint Senior Executives, as well as the remuneration of Directors and Senior Executives; and (iv) decide strategic investments.

•	Mr. Julio Linares López — Chief Operating Officer:
The Chief Operating Officer has been delegated those powers of the Board of Directors related with the management of the business and the performance of the highest executive functions over all the Company’s business areas, except those which cannot be delegated by Law, by the Company Bylaws or by the Regulations of the Board of Directors.
B.1.7	List the directors, if any, who hold office as directors or executives in other companies belonging to the listed company’s group:

Name or corporate name of	Corporate name of the group
director	company	Post
Mr. Julio Linares López	Telefónica de España, S.A.U. Telefónica Europe, Plc. Telefónica Móviles España, S.A.U.	Director Director Director
Mr. Alfonso Ferrari Herrero	Telefónica Chile, S.A. Telefónica del Perú, S.A.A. Telefónica Internacional, S.A.U.	Alternate Director Director Director
Mr. David Arculus	Telefónica Europe, Plc.	Director
Mr. Francisco Javier de Paz Mancho	Atento Inversiones y Teleservicios, S.A.U. Telecomunicaçoes de Sao Paulo, S.A. Telefónica de Argentina, S.A. Telefónica Internacional, S.A.U.	Non-executive Chairman Director Director Director
Mr. José Fernando de Almansa Moreno-Barreda	Telecomunicaçoes de Sao Paulo, S.A. Telefónica de Argentina, S.A. Telefónica del Perú, S.A.A. Telefónica Internacional, S.A.U. Telefónica Móviles México, S.A. de C.V.	Director Director Director Director Director

Name or corporate name of	Corporate name of the group
director	company	Post
Mr. José María Álvarez-Pallete López	Colombia Telecomunicaciones, S.A. ESP	Director
	Telecomunicaçoes de Sao Paulo, S.A.	Director/Vice Chairman
	Telefónica Chile, S.A.	Alternate Director
	Telefónica DataCorp, S.A.U.	Director
	Telefónica de Argentina, S.A.	Alternate Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Internacional, S.A.U.	Executive Chairman
	Telefónica Larga Distancia de Puerto Rico, Inc.	Director
	Telefónica Móviles Colombia, S.A.	Alternate Director
	Telefónica Móviles México, S.A. de C.V.	Director/Vice Chairman
Mr. Luiz Fernando Furlán	Telecomunicaçoes de Sao Paulo, S.A.	Director
	Telefónica Internacional, S.A.U.	Director
Ms. María Eva Castillo Sanz	Telefónica Internacional, S.A.U.	Director
	Telefónica O2 Czech Republic, a.s.	First Vice Chairman of Supervisory Board
Mr. Peter Erskine	Telefónica Europe, Plc.	Director

B.1.8
List any company board members who likewise sit on the boards of directors of other non-group companies that are listed on official securities markets in Spain, insofar as these have been disclosed to the company:

Name or corporate name of
director	Name of listed company	Post
Mr. César Alierta Izuel	International Consolidated Airlines Group, S.A. (“IAG”)	Director
Mr. Isidro Fainé Casas	Criteria CaixaCorp, S.A. Abertis Infraestructuras, S.A. Repsol YPF, S.A.	Chairman Vice Chairman 2nd vice chairman
Mr. Vitalino Manuel Nafría Aznar	Metrovacesa, S.A.	Chairman
Mr. Carlos Colomer Casellas	Ahorro Bursátil, S.A. SICAV Inversiones Mobiliarias Urquiola S.A. SICAV	Chairman Chairman
Mr. Pablo Isla Alvarez de Tejera	Inditex, S.A.	Vice Chairman-CEO
B.1.9	Indicate and, where appropriate, explain whether the company has established rules about the number of boards on which its directors may sit:
Yes
Explanation of rules
The Nominating, Compensation and Corporate Governance Committee establishes as one of the obligations of the Directors (Article 29.2 of the Regulations of the Board of Directors) that Directors must devote the time and efforts required to perform their duties and, to such end, shall report to the Nominating, Compensation and Corporate Governance Committee on their other professional obligations if they might interfere with the performance of their duties as Directors.
In addition (Article 32.g of the Regulations of the Board of Directors), the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, may forbid Directors from holding significant positions within entities that are competitors of the Company or of any of the companies in its Group.

B.1.10	In relation with Recommendation 8 of the Unified Code, indicate the company’s general policies and strategies that are reserved for approval by the Board of Directors in plenary session:

Investment and financing policy	Yes
Design of the structure of the corporate group	Yes
Corporate governance policy	Yes
Corporate social responsibility policy	Yes
The strategic or business plans, management targets and annual budgets	Yes
Remuneration and evaluation of senior officers	Yes
Risk control and management, and the periodic monitoring of internal information and control systems	Yes
Dividend policy, as well as the policies and limits applying to treasury stock	Yes
B.1.11	Complete the following charts on the aggregate remuneration paid to directors during the year:
a) In the reporting company:

Concept	In thousand €
Fixed remuneration	9,150
Variable remuneration	7,027
Attendance fees	321
Bylaw stipulated remuneration	0
Shares options and/or other financial instruments	3,085
Other	2,129
TOTAL	21,712

Other benefits	In thousand €
Advances	0
Loans	0
Pension funds and plans: Contributions	18
Pension funds and plans: obligations	0
Life insurance premiums	97
Guarantees issued by the company in favor of directors	0
b)	For company directors sitting on other governing bodies and/or holding senior management posts within group companies:

Concept	In thousand €
Fixed remuneration	3,444
Variable remuneration	1,160
Attendance fees	0
Bylaw stipulated remuneration	0
Shares options and/or other financial instruments	945
Other	358
TOTAL	5,907

Other benefits	In thousand €
Advances	0
Loans	0
Pension funds and plans: Contributions	8
Pension funds and plans: obligations	0
Life insurance premiums	14
Guarantees issued by the company in favor of directors	0
c) Total remuneration by type of directorship:

Type of director	By company	By group
Executive	17,099	3,854
External proprietary	1,221	0
External independent	2,804	1,521
Other external	588	532
Total	21,712	5,907

d) Remuneration as percentage of profit attributable to the parent company:

Total remuneration received by directors (in thousand €)	27,619
Total remuneration received by directors/profit attributable to parent company (%)	0.3
B.1.12	List any members of senior management who are not executive directors and indicate total remuneration paid to them during the year:

Name or corporate name	Post
Mr. Matthew Key	Chairman Telefónica Europe
Mr. Santiago Fernández Valbuena	General Manager of Strategy, Finance and Corporate Development
Mr. Luis Abril Pérez	Technical General Secretary of the Chairman
Mr. Ramiro Sánchez de Lerín García-Ovies	General Legal Secretary and of the Board of Directors
Mr. Calixto Ríos Pérez	Internal Auditing Manager
Mr. Guillermo Ansaldo Lutz	Chairman Telefónica Spain

Total remuneration received by senior management (in thousand €)	14,641
B.1.13
Identify, in aggregate terms, any indemnity or “golden parachute” clauses that exist for members of the senior management (including executive directors) of the company or of its group in the event of dismissal or changes in control. Indicate whether these agreements must be reported to and/or authorized by the governing bodies of the company or its group:

Number of beneficiaries	9

General Shareholders’
	Board of Directors	Meeting
Body authorizing clauses	Yes	No

Is the General Shareholders’ Meeting informed of such clauses?		Yes

B.1.14	Describe the procedures for establishing remuneration for Board members and the relevant provisions in the Bylaws.
Process for establishing Board Members’ remuneration and any relevant provisions in the Bylaws
Directors’ compensation shall consist of a fixed and specific monthly remuneration for belonging to the Board of Directors, the Executive Commission and the Board Advisory or Control Committees, and fees for attending meetings of the Board of Directors and the advisory or control Committees thereof. The compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. To this effect, the General Shareholders’ Meeting held on April 11, 2003 fixed the maximum gross annual sum for remuneration of the Board of Directors at 6 million euros.
The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors.
In accordance with Article 35 of the Regulations of the Board of Directors, Directors shall be entitled to receive the compensation set by the Board of Directors in accordance with the Bylaws, within the limits approved by the General Shareholders Meeting, and following a report of the Nominating, Compensation and Corporate Governance Committee.

In accordance with article 5 of the same regulations, the Board of Directors expressly reserves the powers to approve both the compensation policy for Directors and decisions on the compensation of Directors.
The Nominating, Compensation and Corporate Governance Committee has the following powers and duties (article 22 of the Regulations of the Board of Directors):
•	To propose to the Board of Directors the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them.

•
To propose to the Board of Directors the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman, the executive Directors and the senior executive officers of the Company, including the basic terms of their contracts, for purposes of contractual implementation thereof.

•	To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.
Additionally, apart from such compensation as is provided for under the previous section, other remuneration systems may be established that may either be indexed to the market value of the shares, or consist of shares or of shares options for Directors. The application of such compensation systems must be authorized by the General Shareholders’ Meeting, which shall fix the share value that is to be taken as the term of reference thereof, the number of shares to be given to each Director, the exercise price of the share options, the term of such compensation system and such other terms and conditions as deemed appropriate.
The remuneration systems set out in the preceding paragraphs, arising from membership of the Board of Directors, shall be deemed compatible with any and all other professional or work-based compensations to which the Directors may be entitled in consideration for whatever executive or advisory services they may provide for the Company other than such supervisory and decision-making duties as may pertain to their posts as Directors, which shall be subject to the applicable legal provisions.
Indicate whether the board has reserved for plenary approval the following decisions:

At the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses.	Yes

Directors’ remuneration, and, in the case of executive directors, the additional remuneration for their executive duties and other contract conditions.	Yes

B.1.15	Indicate whether the Board of Directors approves a detailed remuneration policy and specify the points included:
Yes

The amount of the fixed components, itemized where necessary, of Board and Board Committee attendance fees, with an estimate of the fixed annual payment they give rise to.	Yes

Variable components	Yes

The main characteristics of pension systems, including an estimate of their amount or annual equivalent cost.	Yes

The conditions that the contracts of executive directors exercising executive functions shall respect	Yes
B.1.16
Indicate whether the Board submits a report on the Directors’ remuneration policy to the advisory vote of the General Shareholders’ Meeting, as a separate point on the agenda. Explain the points of the report regarding the remuneration policy as approved by the Board for forthcoming years, the most significant changes in those policies with respect to that applied during the year in question and a global summary of how the remuneration policy was applied during the year. Describe the role played by the Remuneration Committee and whether external consultancy services have been procured, including the identity of the external consultants:

No

Role of the Remunerations Committee
•	To propose to the Board of Directors, within the framework established in the Bylaws, the compensation for the Directors.

•	To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.
The annual report regarding the Director compensation policy of Telefónica, S.A. deals with the following:
•	Objectives of the compensation policy

•	Detailed structure of compensation.

•	Scope of application and reference parameters for variable remuneration.

•	Relative importance of variable remuneration with regard to fixed remuneration.

•	Basic terms of the contracts of Executive Directors.

•	Trend of compensation.

•	Process for the preparation of the compensation policy.

Have external consultancy firms been used?	Yes

Identity of external consultants	TOWERS WATSON
B.1.17	List any Board members who are likewise members of the boards of directors, or executives or employees of companies that own significant holdings in the listed company and/or group companies:

Name or corporate name	Name or corporate name of
of director	significant shareholder	Post
Mr. Isidro Fainé Casas	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Chairman of Caja de Ahorros y Pensiones de Barcelona, “la Caixa”

Chairman of Criteria CaixaCorp, S.A.

Mr. Vitalino Manuel Nafría Aznar	Banco Bilbao Vizcaya Argentaria, S.A.	Alternate Director of BBVA Bancomer, S.A.

Mr. Vitalino Manuel Nafría Aznar	Banco Bilbao Vizcaya Argentaria, S.A.	Alternate Director of BBVA Finance Group Bancomer, S.A. de C.V.

Name or corporate name	Name or corporate name of
of director	significant shareholder	Post
Mr. Antonio Massanell Lavilla	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Director of Serveis Informátics de la Caixa, S.A. (SILK)

Executive Deputy General Manager of Caja de Ahorros y Pensiones de Barcelona, “la Caixa”

Director of Bousorama, S.A.

Chairman of Port Aventura Entertainment, S.A.

Director of Caixa Capital Risc, S.G.E.C.R., S.A.

Director of e-la Caixa 1, S.A.

Director of Mediterranea Beach & Golf Community, S.L.

Mr. José Fernando de Almansa Moreno-Barreda	Banco Bilbao Vizcaya Argentaria, S.A.	Alternate Director of BBVA Finance Group Bancomer, S.A. de C.V.

Mr. José Fernando de Almansa Moreno-Barreda	Banco Bilbao Vizcaya Argentaria, S.A.	Alternate Director of BBVA Bancomer, S.A.
List, if appropriate, any relevant relationships, other than those included under the previous heading, that link members of the Board of Directors with significant shareholders and/or their group companies:

Name or company name	Name or company name of
of director with	significant shareholder
relationship	with relationship	Description of relationship
Mr. Vitalino Manuel Nafría Aznar	Banco Bilbao Vizcaya Argentaria, S.A.	Retired. Formerly Retail Banking Manager for Spain and Portugal.

Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Early retirement. Formerly Wholesale and Investment Banking Manager.

B.1.18	Indicate whether any changes have been made to the regulations of the Board of Directors during the year:
No
B.1.19	Indicate the procedures for appointing, re-electing, evaluation and removing directors. List the competent bodies and the processes and criteria to be followed for each procedure.
Appointment
Telefónica’s Bylaws state that the Board of Directors shall be composed of a minimum of five members and a maximum of twenty, to be appointed at the General Shareholders’ Meeting. The Board of Directors may, in accordance with the Spanish Corporation Law and the Company Bylaws, provisionally co-opt Directors to fill any vacancies.
The Board of Directors shall have the power to fill, on an interim basis, any vacancies that may occur therein, by appointing, in such manner as is legally allowed, the persons who are to fill such vacancies until the holding of the next General Shareholders’ Meeting.
Also, in all cases, proposed appointments of Directors must follow the procedures set out in the Company’s Bylaws and Regulations of the Board of Directors and be preceded by the appropriate favorable report by the Nominating, Compensation and Corporate Governance Committee and in the case of independent Directors, by the corresponding proposal by the Committee.
Therefore, in exercise of the powers delegated to it, the Nominating, Compensation and Corporate Governance Committee must report, based on criteria of objectivity and the best interests of the Company, on proposals to appoint, re-appoint or remove Company Directors, taking into account the skills, knowledge and experience required of candidates to fill the vacancies.
In line with the provisions of its Regulations, the Board of Directors, exercising the right to fill vacancies by interim appointment and to propose appointments to the shareholders at the General Shareholders’ Meeting, shall ensure that, in the composition of the Board of Directors, external or non-executive Directors represent an ample majority over executive Directors. Similarly, the Board shall ensure that the total number of independent Directors represents at least one third of the total number of Board members.
The nature of each Director shall be explained by the Board of Directors to the shareholders at the General Shareholders’ Meeting at which the appointment thereof must be made or ratified. Furthermore, such nature shall be reviewed annually by the Board after verification by the Nominating, Compensation and Corporate Governance Committee, and reported in the Annual Corporate Governance Report.

In any case, and in the event of re-election or ratification of Directors by the General Shareholders’ Meeting, the report of the Nominating, Compensation and Corporate Governance Committee, or, in the case of independent Directors, the proposal of said Committee, will contain an assessment of the work and effective time devoted to the post during the last period in which it was held by the proposed Director.
Lastly, both the Board of Directors and the Nominating, Compensation and Corporate Governance Committee will ensure, within the scope of their competencies, that the election of whoever has been proposed for the post of Director corresponds to people of recognized solvency, competence and experience, who are willing to devote the time and effort necessary to carrying out their functions, it being essential to be rigorous in the election of those people called to cover the posts of independent Directors.
Re-election
Directors are appointed for a period of five years, and may be renewable for one or more subsequent five-year periods.
As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Nominating, Compensation and Corporate Governance Committee, and in the case of independent Directors, by the corresponding proposal by the Committee.
Evaluation
In accordance with the Regulations of the Board of Directors, the latter reserves expressly the duty to approve on a regular basis its functioning and the functioning of its Committees, it being the duty of the Nominating, Compensation and Corporate Governance Committee to organize and coordinate, together with the Chairman of the Board of Directors, the regular assessment of said Body.
In accordance with the above, it should be noted that the Board of Directors and its Committees carry out a periodic evaluation of the operation of the Board of Directors and of the Committees thereof in order to determine the opinion of Directors regarding the workings of these bodies and to establish any proposals for improvements to ensure the optimum working of the company’s governing bodies.
Removal
Directors’ shall cease to hold office when the term for which they were appointed expires, or when so resolved by the shareholders at the General Shareholders’ Meeting in the exercise of the powers legally granted to them.

The Board of Directors shall not propose the removal of any independent Director prior to the end of the Bylaw-mandated period for which they have been appointed, unless there are due grounds therefore acknowledged by the Board alter a report from the Nominating, Compensation and Corporate Governance Committee. Specifically, due grounds shall be deemed to exist when the Director has failed to perform the duties inherent to his position.
The removal of independent Directors may also be proposed as a result of Takeover Bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.
B.1.20	Indicate the cases in which directors must resign.
In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation in the following cases:
f)	When they cease to hold the executive post by virtue of which their appointment as Director is linked or when the reasons for which they were appointed no longer apply.

g)	When they are affected by any of the cases of incompatibility or prohibition established by law

h)	When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for failure to fulfill any of their duties as Directors.

i)	When their continued presence on the Board could affect the credibility or reputation of the Company in the markets or otherwise threaten the Company’s interests.
The conditions listed above under Recommendation “Removal” must also be taken into consideration.
B.1.21
Indicate whether the duties of chief executive officer fall upon the Chairman of the Board of Directors. If so, describe the measures taken to limit the risk of powers being concentrated in a single person:

Yes

Measures for reducing risk
•
Pursuant to the provisions of the Regulations of the Board of Directors, the actions of the Chairman must always be in accordance with the decisions and criteria established by the shareholders at the General Shareholders’ Meeting and by the Board of Directors and its Committees.

•
Likewise, all agreements or decisions of particular significance for the Company must be previously submitted for the approval of the Board of Directors or the relevant Board Committee, as the case may be.

•
The Board of Directors reserves the power to approve: the general policies and strategies of the Company; the evaluation of the Board, its Committees and its Chairman; the appointment of senior executive officers, as well as the compensation policy for Directors and senior executive officers; and strategic investments.

•	In addition, reports and proposals from the different Board Committees are required for the adoption of certain resolutions.

•	It is important to note that the Chairman does not hold the casting vote within the Board of Directors.

•
The Board of Directors of the Company, at its meeting held on December 19, 2007, agreed to appoint Mr. Julio Linares López as the Chief Executive (Chief Operating Officer) of Telefónica, S.A., reporting directly to the Chairman and with responsibility over all of Telefónica Group’s Business Units.

Indicate, and if necessary, explain whether rules have been established that enable any of the independent directors to convene Board Meetings or include new items on the agenda, to coordinate and voice the concerns of external directors and oversee the evaluation by the Board of Directors.
No
B.1.22	Are qualified majorities, other than legal majorities, required for any type of decisions?
No
Describe how resolutions are adopted by the Board of Directors and specify, at least, the minimum attendance quorum and the type of majority for adopting resolutions:

Description of resolution:
All resolutions

Quorum	%
Personal or proxy attendance of one half plus one of all Directors.	50.01

Type of majority	%
Resolutions shall be adopted by a majority of votes cast by the Directors present at the meeting in person or by proxy, except in those instances in which the Law requires the favorable vote of a greater number of Directors for the validity of specific resolutions and in particular for: (i) the appointment of Directors not holding a minimum of shares representing a nominal value of 3,000 euros, (Article 25 of the Company Bylaws) and (ii) for the appointment of Chairman, Vice Chairman, CEO or member of the Executive Committee, in accordance with the requirements explained in the following section.
50.01
B.1.23	Indicate whether there are any specific requirements, apart from those relating to the directors, to be appointed Chairman.
Yes
Description of requirements
In order for a Director to be appointed Chairman, said Director must have served on the Board for at least three years prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.
B.1.24	Indicate whether the Chairman has the casting vote:
No

B.1.25	Indicate whether the Bylaws or the regulations of the Board of Directors establish an age limit for directors:
No

Age limit for Chairman	Age limit for CEO	Age limit for directors
0	0	0
B.1.26	Indicate whether the bylaws or the regulations of the Board of Directors set a limited term of office for independent directors:
No

Maximum number of years in office	0
B.1.27	If there are few or no female directors, explain the reasons and describe the initiatives adopted to remedy this situation.
Explanation of reasons and initiatives
In fact, the search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to appoint, by means of interim appointment and at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. María Eva Castillo Sanz as an Independent Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on April 22, 2008, and she was thus appointed as a Member of the Board of the Company for a period of five years.
Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. María Luz Medrano Aranguren as the Deputy Secretary General and of the Board of Directors of Telefónica.
Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors.

Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the board, so there is no implicit bias capable of impeding the selection of female directors, if, within the potential candidates, there are female candidates who meet the professional profile sought at each moment.
Indicate in particular whether the Appointments and Remunerations Committee has established procedures to ensure the selection processes are not subject to implicit bias that will make it difficult to select female directors, and make a conscious effort to search for female candidates who have the required profile:
Yes
Indicate the main procedures
In accordance with article 10.3 of the Board Regulations, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors.
B.1.28	Indicate whether there are any formal processes for granting proxies at Board meetings. If so, give brief details.
In accordance with Article 18 of the Regulations of the Board of Directors, Directors must attend meetings of the Board in person, and when unable to do so in exceptional cases, they shall endeavor to ensure that the proxy they grant to another member of the Board includes, as far as is practicable, appropriate instructions. Such proxies may be granted by letter or any other means that, in the Chairman’s opinion, ensures the certainty and validity of the proxy granted.

B.1.29	Indicate the number of Board meetings held during the year and how many times the board has met without the Chairman’s attendance:

Number of Board meetings	14
Number of Board meetings held in the absence of its chairman	0
Indicate how many meetings of the various Board Committees were held during the year.

Number of meetings of the Executive or Delegated Committee	16
Number of meetings of the Audit and Compliance Committee	10
Number of meetings of the Appointments and Remunerations Committee	8
Number of meetings of the Appointments Committee	0
Number of meetings of the Remuneration Committee	0
B.1.30	Indicate the number of Board meetings held during the financial year without the attendance of all members. Non-attendance will also include proxies granted without specific instructions:

Number of non-attendances by directors during the year	0
% of non-attendances of the total votes cast during the year	0.000
B.1.31	Indicate whether the individual and consolidated financial statements submitted for approval by the board are certified previously:
No

Indicate, if applicable, the person(s) who certified the company’s individual and consolidated financial statements for preparation by the board:
B.1.32
Explain the mechanisms, if any, established by the Board of Directors to prevent the individual and consolidated financial statements it prepares from being submitted to the General Shareholders’ Meeting with a qualified Audit Report.

Through the Audit and Control Committee, the Board of Directors plays an essential role supervising the preparation of the Company financial information, controlling and coordinating the various players that participate in this process.

In this respect, to achieve this objective the Audit and Control Committee’s work addresses the following basic issues:
1. To know the process for gathering financial information and the internal control systems. With respect thereto:
a)
To supervise the process of preparation and the integrity of the financial information related to the Company and the Group, reviewing compliance with the regulatory requirements, the proper determination of the scope of consolidation, and the correct application of the accounting standards, informing the Board of Directors thereof.

b)	To propose to the Board of Directors the risk management and control policy.
2. To ensure the independence of the External Auditor, supervising their work and acting as a channel of communication between the Board of Directors and the External Auditor, as well as between the External Auditor and the Company management team.
3. To supervise the internal audit services, in particular:
a)	To ensure the independence and efficiency of the internal audit function;
b)	To propose the selection, appointment and removal of the person responsible for the internal audit;
c)	To propose the budget for such service;
d)	To review the annual internal audit work plan and the annual activities report;
e)	To receive periodic information on its activities; and
f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.

The Audit and Control Committee verifies both the periodical financial information and the Annual Financial Statements, ensuring that all financial information is drawn up according to the same professional principles and practices. To this effect, the Audit and Control Committee meets whenever appropriate, holding ten (10) meetings in 2010.

Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work. Additionally, and on request from the Committee, other members of the management and the Company and its subsidiaries have also been called to Committee meetings to explain specific matters that are directly within their scope of competence. In particular, managers from the finance, planning and control areas, as well as those in charge of internal audit, have attended these meetings. The members of the Committee have held separate meetings with each of these when it was deemed necessary to closely monitor the preparation of the Company’s financial information.

The above notwithstanding, Article 41 of the Regulations of the Board of Directors establishes that the Board of Directors shall endeavor to prepare the final financial statements in a manner that that will create no reason for qualifications from the Auditor. However, whenever the Board considers that it should maintain its standards, it shall publicly explain the contents and scope of the discrepancies.

B.1.33	Is the secretary of the Board also a director?
No
B.1.34
Explain the procedures for appointing and removing the Secretary of the Board, indicating whether his/her appointment and removal have been notified by the Appointments Committee and approved by the board in plenary session.

Appointment and removal procedure
In accordance with article 15 of the Regulations of the Board of Directors, the Board of Directors, upon the proposal of the Chairman, and after a report from the Nominating, Compensation and Corporate Governance Committee, shall appoint a Secretary of the Board, and shall follow the same procedure for approving the removal thereof.

Does the Appointments Committee notify appointments?	Yes
Does the Appointments Committee advise on dismissals?	Yes
Do appointments have to be approved by the board in plenary session?	Yes
Do dismissals have to be approved by the board in plenary session?	Yes

Is the Secretary of the Board entrusted in particular with the function of overseeing corporate governance recommendations?
Yes
Remarks
The Secretary of the Board shall, at all times, attend to the formal and substantive legality of the Board’s actions, ensuring that said actions conform to the Bylaws and the Regulations for the General Shareholders’ Meeting and of the Board, and are in line with corporate governance recommendations assumed by the Company and in effect at any given moment (article 15 of the Regulations of the Board).
B.1.35	Indicate the mechanisms, if any, established by the company to preserve the independence of the auditors, of financial analysts, of investment banks and of rating agencies.

With regards to the independence of the external Auditor of the Company, Article 41 of the Regulations of the Board of Directors establishes that the Board shall, through the Audit and Control Committee, establish a stable and professional relationship with the Company’s Auditor, strictly respecting the independence thereof. One of the fundamental duties of the Audit and Control Committee is to “maintain relations with the Auditor in order to receive information on all matters that could jeopardize the independence thereof.”

In addition, in accordance with Article 21 of the Regulations of the Board of Directors, it is the Audit and Control Committee that proposes to the Board of Directors, for submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor as well as, if necessary, the appropriate terms for the hiring thereof, the scope of its professional engagement and revocation or non-renewal of its appointment.

Likewise, the External Auditor has direct access to the Audit and Control Committee and participates regularly in its meetings, in the absence of the Company management team when this is deemed necessary. To this effect, and in keeping with United States legislation on this matter, the external Auditors must inform the Audit and Control Committee at least once a year on the most significant generally accepted auditing policies and practices followed in the preparation of the Company’s financial and accounting information affecting key elements in the financial statements which may have been discussed with the management team, and of all relevant communications between the Auditors and the Company management team.

In accordance with internal Company regulations and in line with the requirements imposed by US legislation, the engagement of any service from the Company’s external Auditors must always have the prior approval of the Audit and Control Committee. Moreover, the engagement of non-audit services must be done in strict compliance with the Accounts Audit Law and the Sarbanes-Oxley Act published in the United States and subsequent regulations. For this purpose, and prior to the engagement of the Auditors, the Audit and Control Committee studies the content of the work to be done, evaluating the situations that may jeopardize independence of the Company’s external Auditor and specifically supervises the percentage the fees paid for such services represent in the total revenue of the auditing firm. In this respect, the Company reports the fees paid to the external auditor, including those paid for non-audit services, in its Notes to the Financial Statements, in accordance with prevailing legislation.

B.1.36	Indicate whether the company has changed its external audit firm during the year. If so, identify the new audit firm and the previous firm:
No

Outgoing auditor	Incoming auditor

Explain any disagreements with the outgoing auditor and the reasons for the same.
No

B.1.37	Indicate whether the audit firm performs other non-audit work for the company and/or its group. If so, state the amount of fees received for such work and the percentage they represent of the fees billed to the company and/or its group:
Yes

	Company	Group	Total
Amount of other non-audit work (in thousand €)	1	34	35
Amount from non-audit work as a % of total amount bill by audit firm	0.013	0.142	0.110
B.1.38
Indicate whether the audit report on the previous year’s financial statements is qualified or includes reservations. Indicate the reasons given by the Chairman of the Audit Committee to explain the content and scope of those reservations or qualifications.

No
B.1.39
Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its group. Likewise, indicate how many years the current firm has been auditing the accounts as a percentage of the total number of years over which the financial statements have been audited:

	Company	Group
Number of consecutive years	6	6

	Company	Group
Number of years audited by current audit firm/Number of years the company accounts have been audited (%)	21.4	30.0

B.1.40
List any equity holdings of the members of the company’s Board of Directors in other companies with the same, similar or complementary types of activity to that which constitutes the corporate purpose of the company and/or its group, and which have been reported to the company. Likewise, list the posts or duties they hold in such companies:

	Corporate name of
Name or corporate	the company in
name of director	question	% ownership	Post or duties
Mr. Isidro Fainé Casas	Abertis Infraestructuras, S.A.	0.008	Vice Chairman
Mr. David Arculus	BT Group Plc.	0.000	—
	British Sky Broadcasting Group Plc.	0.000	—
B.1.41	Indicate and give details of any procedures through which directors may receive external advice:
Yes
Details of procedure
Article 28 of the Regulations of the Board of Directors stipulates that in order to receive assistance in the performance of their duties, the Directors or any of the Committees of the Board may request that legal, accounting, financial or other experts be retained at the Company’s expense. The engagement must necessarily be related to specific problems of a certain significance and complexity that arise in the performance of their office.
The decision to retain such services must be communicated to the Chairman of the Company and shall be implemented through the Secretary of the Board, unless the Board of Directors does not consider such engagement to be necessary or appropriate.

B.1.42	Indicate whether there are procedures for directors to receive the information they need in sufficient time to prepare for meetings of the governing bodies:
Yes
Details of procedure
The Company adopts the measures necessary to ensure that the Directors receive the necessary information, specially drawn up and geared to preparing the meetings of the Board and its Committees, sufficiently in advance. Under no circumstances shall such requirement not be fulfilled on the grounds of the importance or the confidential nature of the information, except in absolutely exceptional cases.
In this regard, at the beginning of each year the Board of Directors and its Committees shall set the calendar of ordinary meetings to be held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable.
Also, and in accordance with Recommendation 19 of the Unified Good Governance Code, at the beginning of the year the Board and its Committees shall prepare an Action Plan detailing the actions to be carried out and their timing for each year, as per their assigned powers and duties.
Likewise, all the meetings of the Board and the Board Committees have a pre-established Agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. For the same purpose, the Directors are sent the documentation related to the Agenda of the meetings sufficiently in advance. Such information is subsequently supplemented with the written documentation and presentations handed out to the Directors at the meeting.
To provide all the information and clarifications necessary in relation to certain points deliberated, the Group’s senior executive officers attend nearly all the Board and Committee meetings to explain the matters within their competencies.
Furthermore, and as a general rule, the Regulations of the Board of Directors expressly establish that Directors are granted the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. The exercise of the right to receive information shall be channeled through the Chairman or Secretary of the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organization.

B.1.43
Indicate and, where appropriate, give details of whether the company has established rules obliging directors to inform the board of any circumstances that might harm the organization’s name or reputation, tendering their resignation as the case may be:

Yes
Details of rules
In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation when their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardizes its interests.
Likewise, article 32. h) of the Regulations establishes that Directors must report to the Board any circumstances related to them that might damage the credit or reputation of the Company as soon as possible.
B.1.44
Indicate whether any director has notified the company that he/she has been indicted or tried for any of the offences stated in article 124 of the Spanish Companies Act (LSA for its initials in Spanish):

Yes
Name of Director
Mr. César Alierta Izuel
Criminal proceedings
Summary Proceedings 7721/2002
Magistrate’s Court number 32 of Madrid
Remarks

The Director has been absolved by final Ruling dated December 21, 2010, adopted unanimously by the Second Chamber of the Supreme Court, absolution statement that was also made, at the time, by the Section 17 of the Madrid Regional Court, by Ruling dated July 17, 2009.

The Ruling being final, no appeal is permitted, and therefore, the prosecution has been definitely shelved.

Indicate whether the Board of Directors has examined this matter. If so, provide a justified explanation of the decision taken as to whether or not the director should continue to hold office.
Yes

Decision	Explanation
May continue	There have been no circumstances that merit the adoption of any action or decision in this regard.
B.2.	Committees of the Board of Directors
B.2.1	Give details of all the committees of the Board of Directors and their members:
NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Name	Position	Type
Mr. Alfonso Ferrari Herrero	Chairman	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent
Mr. Peter Erskine	Member	Other external
AUDIT AND CONTROL COMMITTEE

Name	Position	Type
Mr. Gonzalo Hinojosa Fernández de Angulo	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Vitalino Manuel Nafría Aznar	Member	Proprietary

HUMAN RESOURCES, AND CORPORATE REPUTATION AND RESPONSIBILITY COMMITTEE

Name	Position	Type
Mr. Francisco Javier de Paz Mancho	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent
Mr. Vitalino Manuel Nafría Aznar	Member	Proprietary
REGULATION COMMITTEE

Name	Position	Type
Mr. Pablo Isla Álvarez de Tejera	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. David Arculus	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Other external
Ms. María Eva Castillo Sanz	Member	Independent
Mr. Vitalino Manuel Nafría Aznar	Member	Proprietary
SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

Name	Position	Type
Mr. Antonio Massanell Lavilla	Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Ms. María Eva Castillo Sanz	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent

INTERNATIONAL AFFAIRS COMMITTEE

Name	Position	Type
Mr. José Fernando de Almansa Moreno-Barreda	Chairman	Other external
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. David Arculus	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José María Abril Pérez	Member	Proprietary
Mr. Luiz Fernando Furlán	Member	Independent
Mr. Vitalino Manuel Nafría Aznar	Member	Proprietary
EXECUTIVE COMMISSION

Name	Position	Type
Mr. César Alierta Izuel	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José María Abril Pérez	Member	Proprietary
Mr. Julio Linares López	Member	Executive
Mr. Peter Erskine	Member	Other external
STRATEGY COMMITTEE

Name	Position	Type
Mr. Peter Erskine	Chairman	Other external
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Other external
Ms. María Eva Castillo Sanz	Member	Independent

INNOVATION COMMITTEE

Name	Position	Type
Mr. Carlos Colomer Casellas	Chairman	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Julio Linares López	Member	Executive
Mr. Pablo Isla Álvarez de Tejera	Member	Independent
Mr. Peter Erskine	Member	Other external
B.2.2	Indicate whether the Audit Committee is responsible for the following:

To supervise the preparation process and monitor the integrity of financial information on the Company and, if applicable, the Group, revising compliance with regulatory requirements, the adequate boundaries of the scope of consolidation and correct application of accounting principles.
Yes
To regularly review internal control and risk management systems, so main risks are correctly identified, managed and notified.	Yes
To safeguard the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.
Yes
To establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.
Yes
To submit to the board proposals for the selection, appointment, reappointment and removal of the external auditor, and the engagement conditions.	Yes
To receive regular information from the external auditor on the progress and findings of the audit program and check that senior management are acting on its recommendations.	Yes
To ensure the independence of the external auditor.	Yes
In the case of groups, to urge that the group auditor take on the auditing of all component companies.	Yes

B.2.3	Describe the organizational and operational rules and the responsibilities attributed to each of the board committees.
International Affairs Committee.
a)	Composition.

The International Affairs Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.

The Chairman of the International Affairs Committee shall be appointed from among its members.
b)	Duties.

Notwithstanding any other duties that the Board of Directors may assign thereto, the primary mission of the International Affairs Committee shall be to strengthen and bring relevant international issues to the attention of the Board of Directors for the proper development of the Telefónica Group. In that regard, it shall have the following duties, among others:

(i)	To pay special attention to institutional relations in the countries in which the companies of the Telefónica Group operate.
(ii)	To review those matters of importance that affect it in international bodies and forums, or those of economic integration.
(iii)	To review regulatory and competition issues and alliances.
(iv)	To evaluate the programs and activities of the Company’s various Foundations and the resources used to promote its image and international social presence.
c)	Action Plan and Report.

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the International Affairs Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the International Affairs Committee.

Audit and Control Committee.

Pursuant to the provisions set out in Article 31 bis of the Company Bylaws of Telefónica, S.A., Article 21 of the Regulations of the Board of Directors regulates the Audit and Control Committee in the following terms:

a)	Composition.

The Audit and Control Committee shall be comprised of a minimum of three and a maximum of five Directors appointed by the Board of Directors. All of the members of such Committee shall be external Directors. When appointing such members, the Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing and risk management.

The Chairman of the Audit and Control Committee, who shall in all events be an independent Director, shall be appointed from among its members, and shall be replaced every four years; he/she may be re-elected after the passage of one year from the date when he/she ceased to hold office.

b)	Duties.

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:

1)	To report, through its Chairman, to the General Shareholders’ Meeting on matters raised thereat by the shareholders that are within the purview of the Committee;
2)
To propose to the Board of Directors, for submission to the General Shareholders’ Meeting, the appointment of the external Auditor, as well as, where appropriate, the terms of the hiring thereof, the scope of its professional engagement and the revocation or non-renewal of such appointment.

3)	To supervise the internal audit services and, in particular:
a)	To ensure the independence and efficiency of the internal audit function;
b)	To propose the selection, appointment and removal of the person responsible for the internal audit;
c)	To propose the budget for such service;

d)	To review the annual internal audit work plan and the annual activities report;
e)	To receive periodic information on its activities; and
f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.
4)	To know the process for gathering financial information and the internal control systems. With respect thereto:
a)
To supervise the process of preparation and the integrity of the financial information related to the Company and the Group, reviewing compliance with the regulatory requirements, the proper determination of the scope of consolidation, and the correct application of the accounting standards, informing the Board of Directors thereof.

b)	To propose to the Board of Directors the risk management and control policy.
5)
To establish and supervise a mechanism that allows employees to confidentially and anonymously report potentially significant irregularities, particularly any financial and accounting irregularities detected within the Company.

6)
To maintain relations with the Auditor in order to receive information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and to receive information from and maintain the communications with the Auditor provided for in auditing legislation and in technical auditing regulations.

In addition, the Audit and Control Committee, since the enforcement of the 12/2010 of 30th June Act, complies with the new responsibilities set out in the mentioned Regulations.
c)	Operation.
The Audit and Control Committee shall meet at least once every quarter and as often as appropriate, when called by its Chairman.

In the performance of its duties, the Audit and Control Committee may require that the Company’s Auditor and the person responsible for internal audit, and any employee or senior executive officer of the Company, attend its meetings.

d)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Audit and Control Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Audit and Control Committee.

Service Quality and Customer Service Committee.
a)	Composition.

The Service Quality and Customer Service Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.

The Chairman of the Service Quality and Customer Service Committee shall be appointed from among its members.
b)	Duties.
Without prejudice to any other duties that the Board of Directors may assign thereto, the Service Quality and Customer Service Committee shall have at least the following duties:
(i)	To periodically examine, review and monitor the quality indices of the principal services provided by the companies of the Telefónica Group.
(ii)	To evaluate levels of customer service provided by such companies.
c)	Action Plan and Report.

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Service Quality and Customer Service Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Service Quality and Customer Services Committee.

Strategy Committee.
a)	Composition.
The Board of Directors shall determine the number of members of this Committee. The Chairman of the Strategy Committee shall be appointed from among its members.
b)	Duties.

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Strategy Committee shall be to support the Board of Directors in the analysis and follow up of the global strategy policy of the Telefónica Group.

c)	Action Plan and Report.

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Strategy Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Strategy Committee.

Innovation Committee.
a)	Composition.
The Board of Directors shall determine the number of members of this Committee.
The Chairman of the Innovation Committee shall be appointed from among its members.
b)	Duties.

The Innovation Committee is primarily responsible for advising and assisting in all matters regarding innovation. Its main object is to perform an examination, analysis and periodic monitoring of the Company’s innovation projects, to provide guidance and to help ensure its implementation and development across the Group.

c)	Action Plan and Report.

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Innovation Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Innovation Committee.

Nominating, Compensation and Corporate Governance Committee.
a)	Composition.

The Nominating, Compensation and Corporate Governance Committee shall consist of not less than three nor more than five Directors appointed by the Board of Directors. All members of the Committee must be external Directors and the majority thereof must be independent Directors.

The Chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an independent Director, shall be appointed from among its members.
b)	Duties.
Notwithstanding other duties entrusted it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following duties:
1)
To report, following standards of objectivity and conformity to the corporate interest, on the proposals for the appointment, re-election and removal of Directors and senior executive officers of the Company and its subsidiaries, and evaluate the qualifications, knowledge and experience required of candidates to fill vacancies.

2)
To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the Secretary and, if applicable, the Deputy Secretary.

3)	To organize and coordinate, together with the Chairman of the Board of Directors, a periodic assessment of the Board, pursuant to the provisions of Article 13.3 of these Regulations.
4)	To inform on the periodic assessment of the performance of the Chairman of the Board of Directors.

5)
To examine or organize the succession of the Chairman such that it is properly understood and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and well-planned manner.

6)
To propose to the Board of Directors, within the framework established in the Bylaws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 35 of these Regulations.

7)
To propose to the Board of Directors, within the framework established in the Bylaws, the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman, the executive Directors and the senior executive officers of the Company, including the basic terms of their contracts, for purposes of the contractual implementation thereof.

8)	To prepare and propose to the Board of Directors an annual report regarding the Directors compensation policy.
9)	To supervise compliance with the Company’s internal rules of conduct and the corporate governance rules thereof in effect from time to time.
10)	To exercise such other powers and performs such other duties as are assigned to such Committee in these Regulations.
c)	Operation.

In addition to the meetings provided for in the annual schedule, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Board of Directors of the Company or the Chairman thereof requests the issuance of a report or the approval of proposals within the scope of its powers and duties, provided that, in the opinion of the Chairman of the Committee, it is appropriate for the proper implementation of its duties.

d)	Action Plan and Report.

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Nominating, Compensation and Corporate Governance Committee.

Human Resources and Corporate Reputation and Responsibility Committee.
a)	Composition.

The Human Resources and Corporate Reputation and Responsibility Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three and the majority of its members shall be external Directors.

The Chairman of the Human Resources, Reputation and Corporate Responsibility Committee shall be appointed from among its members.
b)	Duties.
Without prejudice to any other tasks that the Board of Directors may assign thereto, the Human Resources and Corporate Reputation and Responsibility Committee shall have at least the following duties:
(i)	To analyze, report on and propose to the Board of Directors the adoption of the appropriate resolutions on personnel policy matters.
(ii)	To promote the development of the Telefónica Group’s Corporate Reputation and Responsibility project and the implementation of the core values of such Group.
c)	Action Plan and Report.

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Human Resources, Corporate Reputation and Responsibility Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Human Resources, Corporate Reputation and Responsibility Committee.

Regulation Committee.
a)	Composition.

The Regulation Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.

The Chairman of the Regulation Committee shall be appointed from among its members.
b)	Duties.
Notwithstanding other duties entrusted to it by the Board of Directors, the Regulation Committee shall have at least the following functions:
(i)	To monitor on a permanent basis the principal regulatory matters and issues affecting the Telefónica Group at any time, through the study, review and discussion thereof.
(ii)
To act as a communication and information channel between the Management Team and the Board of Directors in regulatory matters and, where appropriate, to advise the latter of those matters deemed important or significant to the Company or to any of the companies of its Group in respect of which it is necessary or appropriate to make a decision or adopt a particular strategy.

c)	Action Plan and Report.

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Regulation Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Regulation Committee.

Executive Commission.
a)	Composition.
The Executive Commission shall consist of the Chairman of the Board, once appointed as a member thereof, and not less than three nor more than ten Directors appointed by the Board of Directors.

In the qualitative composition of the Executive Commission, the Board of Directors shall seek to have external or non-executive Directors constitute a majority over the executive Directors.

In all cases, the affirmative vote of at least two-thirds of the members of the Board of Directors shall be required in order for the appointment or re-appointment of the members of the Executive Commission to be valid.

b)	Duties

The Board of Directors, always subject to the legal provisions in force, has delegated all its powers to an Executive Commission, except those that cannot be delegated by Law, by the Company Bylaws, or by the Regulations of the Board of Directors.

The Executive Commission provides the Board of Directors with a greater efficiency and effectiveness in the executions of its tasks, since it meets more often.
c)	Operation.
The Executive Commission shall meet whenever called by the Chairman, and shall normally meet every fifteen days.
The Chairman and Secretary of the Board of Directors shall act as the Chairman and Secretary of the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.
A quorum of the Executive Commission shall be validly established with the attendance, in person or by proxy, of one-half plus one of its members.
Resolutions shall be adopted by a majority of the Directors attending the meeting (in person or by proxy), and in the case of a tie, the Chairman shall cast the deciding vote.
c)	Relationship with the Board of Directors.

The Executive Commission shall report to the Board in a timely manner on the matters dealt with and the decisions adopted at the meetings thereof, with a copy of the minutes of such meetings made available to the members of the Board (article 20.C of the Regulations of the Board of Directors).

B.2.4	Identify any advisory or consulting powers and, where applicable, the powers delegated to each of the committees:

Committee name	Brief description
International Affairs Committee	Consultative and control committee
Audit and Control Committee	Consultative and control committee
Service Quality and Customer Service Committee	Consultative and control committee
Strategy Committee	Consultative and control committee
Innovation Committee	Consultative and control committee
Nominating, Compensation and Corporate Governance Committee	Consultative and control committee
Human Resources and Corporate Reputation and Responsibility Committee	Consultative and control committee
Regulation Committee	Consultative and control committee
Executive Commission	Corporate Body with general decision-making powers and express delegation of all powers corresponding to the Board of Directors except for those that cannot be delegated by law, bylaws or regulations.
B.2.5	Indicate, as appropriate, whether there are any regulations governing the board committees. If so, indicate where they can be consulted, and whether any amendments have been made during the year. Also indicate whether an annual report on the activities of each committee has been prepared voluntarily.
International Affairs Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Audit and Control Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. In addition, the Audit and Control Committee is specifically regulated in article 31 bis of the Bylaws. These documents are available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Service Quality and Customer Service Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Strategy Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Innovation Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Nominating, Compensation and Corporate Governance Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Human Resources and Corporate Reputation and Responsibility Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Regulation Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Executive Commission

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. The Executive Committee is also regulated by Article 31 of the Bylaws. These documents are available for consultation on the company website.

B.2.6	Indicate whether the composition of the Executive Committee reflects the participation within the board of the different types of directors:
Yes
C	RELATED PARTY TRANSACTIONS
C.1	Indicate whether the board plenary sessions have reserved the right to approve, based on a favorable report from the Audit Committee or any other committee responsible for this task, transactions which the company carries out with directors, significant shareholders or representatives on the board, or related parties:
Yes

Yes
C.2	List any relevant transactions entailing a transfer of assets or liabilities between the company or its group companies and the significant shareholders in the company:

Name or	Name or corporate
corporate name	name of the
of significant	company or its	Nature of the	Type of	Amount
shareholder	group company	relationship	transaction	(in thousand €)
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Rendering of services	193,380
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other income	10,607
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Repayment or cancellation of loans and finance leases (lessor)	2,761
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance revenue	4,576
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	10,785
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees and deposits received	46
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Commitments undertaken	134,637
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Lease payments	972
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	2,011
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance leases (lessor)	6,565
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees and deposits given	501,833
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance costs	26,706

Name or	Name or corporate
corporate name	name of the
of significant	company or its	Nature of the	Type of	Amount
shareholder	group company	relationship	transaction	(in thousand €)
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other expenses	2,779
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance agreements, loans and capital contributions (borrower)	358,603
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Financing agreements: capital contributions and loans (lender)	33,500
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends and other benefits paid	439,413
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees and deposits given	420,150
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends received	16,118
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance agreements, loans and capital contributions (borrower)	323,491
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees and deposits received	46
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Receipt of services	4,902
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance revenue	5,390
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Financing agreements: capital contributions and loans (lender)	226,586
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Commitments undertaken	11,062,000
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance costs	2,130
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Receipt of services	16,401

Name or	Name or corporate
corporate name	name of the
of significant	company or its	Nature of the	Type of	Amount
shareholder	group company	relationship	transaction	(in thousand €)
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	36,653
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Management or Partnership agreements	63
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Other expenses	74
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Other income	9,210
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance agreements, loans and capital contributions (borrower)	14,727
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Repayment or cancellation of loans and finance leases (lessor)	427
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Commitments undertaken	407
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Guarantees and deposits received	774
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Commitments undertaken	28,989
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Lease payments	3,523
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance leases (lessor)	1,831
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Guarantees and deposits given	46,503
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Rendering of services	32,384

Name or	Name or corporate
corporate name	name of the
of significant	company or its	Nature of the	Type of	Amount
shareholder	group company	relationship	transaction	(in thousand €)
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance revenue	14
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance costs	874
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance agreements, loans and capital contributions (borrower)	290,520
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Financing agreements: capital contributions and loans (lender)	118,381
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Dividends and other benefits paid	298,126
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Guarantees and deposits given	371
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance costs	2,809
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Receipt of services	4,068
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Guarantees and deposits received	774
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Commitments undertaken	800,000
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance revenue	8,262
C.3	List any relevant transactions entailing a transfer of assets or liabilities between the company or its group companies, and the company’s managers or directors:

C.4	List any relevant transactions undertaken by the company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose subject matter and terms set them apart from the company’s ordinary trading activities:
C.5	Identify, where appropriate, any conflicts of interest affecting company directors pursuant to Article 127 of the LSA.
No
C.6	List the mechanisms established to detect, determine and resolve any possible conflicts of interest between the company and/or its group, and its directors, management or significant shareholders.
The Company policy has established the following principles governing possible conflicts of interest that may affect Directors, senior executive officers or significant shareholders:
• With respect to Directors, Article 32 of the Regulations of the Board of Directors establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest of the company. In the event of conflict, the Director affected shall refrain from participating in the deliberation to which the conflict refers.
Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.
Likewise, the aforementioned Regulations establish that Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, with the prior report of the Nominating, Compensation and Corporate Governance Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors present in person or by proxy.
• With regards to significant shareholders, Article 39 of the Regulations of the Board of Directors stipulates that the Board of Directors shall be aware of the transactions that the Company enters into, either directly or indirectly, with Directors, with significant shareholders or shareholders represented on the Board, or with persons related thereto.

The performance of such transactions shall require the authorization of the Board, after a favorable report of the Nominating, Compensation and Corporate Governance Committee, unless they are transactions or operations that form part of the customary or ordinary activity of the parties involved that are performed on customary market terms and in insignificant amounts for the Company.
The transactions referred to in the preceding sub-section shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic information of the Company upon the terms set forth in applicable laws and regulations.
• With respect to senior executive officers, the Internal Code of Conduct for Securities Markets Issues sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company Management Personnel within the concept of affected persons.
In accordance with the provisions of this Code, senior executive officers are obliged to (a) act at all times with loyalty to the Telefónica Group and its shareholders, regardless of their own or other interests; (b) refrain from interfering in or influencing the making of decisions that may affect individuals or entities with whom there is a conflict; and (c) refrain from receiving information classified as confidential which may affect such conflict. Furthermore, these persons are obliged to inform the Company Regulatory Compliance Unit of all transactions that may potentially give rise to conflicts of interest.
C.7	Is more than one group company listed in Spain?
No
Identify the listed subsidiaries in Spain:

D	RISK CONTROL SYSTEMS
D.1	Give a general description of risk policy in the company and/or its group, detailing and evaluating the risks covered by the system, together with evidence that the system is appropriate for the profile of each type of risk.
The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The risks described below are the most significant.
Group related risks
• Country risk (investments in Latin America). At December 31, 2010, approximately 50,6% of the Group’s assets were located in Latin America. In addition, around 42,9% of its revenues from operations for 2010 were derived from its Latin American operations. The Group’s investments and operations in Latin America (including the revenues generated by the Group’s operations in these countries, their market value, and the dividends and payments of management fees) are subject to various risks linked to the economic, political and social conditions of these countries, including risks related to the following:
•
government regulation or administrative polices may change unexpectedly and negatively affect the economic conditions or business environment in which it operates, and, therefore, our interests in such countries;

•	currencies may be devalued or may depreciate or currency restrictions and other restraints on transfer of funds may be imposed;

•
the effects of inflation and/or local currency devaluation may lead certain subsidiaries to a negative equity situation, requiring them to undertake a mandatory recapitalization or commence dissolution proceedings;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies;

•	governments may impose burdensome taxes or tariffs;

•	political changes may lead to changes in the economic conditions and business environment in which we operate; and

•	economic downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries.
In addition, the Telefónica Group’s operations are dependent, in many cases, on concessions and other agreements with existing governments in the countries in which it operates. These concessions and agreements, including their renewal, could be directly affected by economic and political instability, altering the terms and conditions under which it operates.
• Management of foreign currency and interest rate risk. The Telefónica Group’s business is exposed to various types of market risk, including the impact of changes in interest rates or foreign currency exchange rates, as well as the impact of changes of counterparty credit risk in treasury operations or in some structured financed transactions entered into. The Telefónica group employs risk management strategies to manage this risk, in part through the use of financial derivatives, such as foreign currency forwards, currency swap agreements and interest rate swap agreements. If the financial derivatives market is not sufficiently liquid for the Group’s risk management purposes, or if it cannot enter into arrangements of the type and for the amounts necessary to limit the exposure to currency exchange-rate and interest-rate fluctuations, or if banking counterparties fail to deliver on their commitments due to lack of solvency or otherwise, such failure could adversely affect the financial position, operating results and cash flow. Also, Telefónica’s other risk management strategies may not be successful, which could adversely affect the financial position, operating results and cash flow. Finally, if the rating of counterparties in treasury investments or in structured financed transactions deteriorates significantly or if these counterparties fail to meet their obligations to the Company, the Telefónica Group may suffer loss of value in its investments, incur in unexpected losses and/or assume additional financial obligations under these transactions. Such failure could adversely affect the Telefónica Group’s financial position, operating results and cash flow.

Current global economic situation. The Telefónica Group’s business is impacted by general economic conditions and other similar factors in each of the countries in which it operates. The current adverse global economic situation and uncertainty about the economic recovery may negatively affect the level of demand of existing and prospective customers, as customers may no longer deem critical the services offered by the Group. Other factors that could influence customer demand include access to credit, unemployment rates, consumer confidence and other macroeconomic factors. Specifically, in this respect the continuation of recession in Spain, according to the forecasts contained in the Spanish Economic Ministry’s Stability Program for 2009-2013, could have an adverse effect on the Telefónica Group’s results in Spain.
In addition, there could be other possible follow-one effects from the economic crisis on the Group’s business, including insolvency of key customers or suppliers. In general terms, a loss of customers or a decline in sales could have an adverse effect on the Telefónica Group’s financial position, operation results and cash flow and may therefore negatively affect the ability to meet growth targets.
• Dependence on external sources of financing. The performance, expansion and improvement of networks, the development and distribution of the Telefónica Group’s services and products require a substantial amount of financing. Moreover, the Telefónica Group’s liquidity and capital resource requirements may increase if the Company participates in other fixed line or wireless license award processes or makes acquisitions. There are also other major capital recourse requirements relating to, among other things, the development of distribution channels in new countries of operations and the development and implementation of new technologies.
If the ability to generate cash flow were to decrease, whether due to the ongoing economic and financial crisis or otherwise, the Telefónica Group may need to incur additional debt or raise other forms of capital to support liquidity and recourses requirements for the sustained development and expansion of its business.
The performance of the financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the speed of the economic recovery, the health of the international banking system, the increasing concerns regarding the burgeoning deficits of some governments, etc. Worsening conditions in international financial markets due to any of these factors may make it more difficult and expensive for the Telefónica Group to refinance its debt or take on additional debt if necessary.
In addition, its capacity to raise capital in the international capital markets would be impaired if Telefónica’s credit ratings were downgraded, whether due to decreases in its cash flow or otherwise. Further, current market conditions make it more challenging to renew unused bilateral credit facilities.
The current financial crisis could also make it more difficult and costly for the Company’s current shareholders to launch rights issues or ask key investors for equity investments, even if further funds were needed for the Company to pursue its business plans.
Risks related to our industry
• Highly competitive markets. The Telefónica Group faces significant competition in all of the markets in which it operates. Therefore, it is subject to the effects of actions by competitors in these markets. These competitors could:
•	offer lower prices, more attractive discount plans or better services or features;

•	develop and deploy more rapidly new or improved technologies, services and products;

•	launch bundle offerings of one type of service with others;

•	in the case of the mobile industry, subsidize handset procurement; or

•	expand and extend their networks more rapidly.

Furthermore, some of these competitors in certain markets have, and some potential competitors may enjoy, in certain markets, competitive advantages, including the following:
•	greater brand name recognition;

•	greater financial, technical, marketing and other resources;

•	dominant position or significant market power;

•	better strategic alliances;

•	larger customer bases; and

•	well-established relationships with current and potential customers.
To compete effectively with these competitors, the Telefónica Group needs to successfully market its products and services and to anticipate and respond to various competitive factors affecting the relevant markets, such as the introduction of new products and services by its competitors, pricing strategies adopted by its competitors, changes in consumer preferences and in general economic, political and social conditions. The Telefónica Group’s inability to effectively compete could result in price reductions, lower revenues, under-utilization of the Group’s services, reduced operating margins and loss of market share. Any of these circumstances could negatively affect the Telefónica Group’s financial position, operating results and cash flow.
• Highly regulated markets. As a multinational telecommunications company that operates in regulated markets, the Telefónica Group is subject to different laws and regulations in each of the jurisdictions in which it provides services and in which supranational (e.g. the European Union), national, state, regional local authorities intervene to varying degrees and as appropriate.
This regulation is particularly strict in some of the countries in which the Company holds a dominant position. In this respect, the regulatory authorities regularly intervene in both the wholesale and retail offering and pricing of the Telefónica Group’s products and services.
Furthermore, the regulatory authorities could also adopt regulations or take other actions that could adversely affect the Telefónica Group, including revocation of or failure to renew any of its licenses, changes in the spectrum allocation or the grant of new licenses, authorizations or concessions to competitors to offer services in a particular market. They could also adopt, among others, measures or additional requirements to reduce roaming prices and fixed and/or mobile termination rates, force Telefónica to provide third-party access to its networks and impose economic fines for serious breaches. Such regulatory actions or measures could place significant competitive and pricing pressure on the Group’s operations, and could have a material adverse effect on the Telefónica Group’s financial position, operating results and cash flow.
In addition, since the Telefónica Group holds a leading market share in many of the countries where it operates, the Group could be affected by regulatory actions of antitrust or competition authorities. These authorities could prohibit certain actions, such as making further acquisitions or continuing to engage in particular practices or impose fines or other penalties on the Company, which, if significant, could result in loss of market share and/or in harm to future growth of certain businesses.

Specifically, the regulatory landscape in Europe will change as a consequence of the recent approval of the European Union’s new common regulatory framework, which must be transposed into national law by Member States by May 2011. The regulatory principles established for Europe suggest that the new frameworks in each Member State could result in increased regulatory pressure on the local competitive environment.
This framework supports the adoption of measures by national regulators, in specific cases and under exceptional conditions, establishing the functional separation between the wholesale and retail businesses of operators with significant market power and vertically integrated operators, whereby they would be required to offer equal wholesale terms to third-part operators that acquire these products. The new framework is also likely to strengthen consumer protection, network integrity and data privacy measures. The Company may also face new regulatory initiatives in the area of mobile termination rates and the provision of audiovisual content and services.
In some European countries, the Telefónica Group may also face increased pressure from regulatory initiatives aimed at reallocating spectrum rights of use and changing the policies regarding spectrum allocation which could lead to new procedures for awarding spectrum in Europe.
Finally, the recommendation on the application of the European regulatory policy to next-generation broadband networks being drawn up by the European Commission could play a key role in the incentives for operators to invest in net fixed broadband networks in the short and medium term, thus affecting the outlook for the business and competition in this market segment. The European Commission is currently drafting a recommendation on cost accounting and non-discrimination which could apply more regulatory pressure to fixed operators.
• Services are provided under licenses or concessions. Most of Telefónica’s operating companies require licenses, authorizations or concessions from the governmental authorities of the various countries. These licenses, authorizations and concessions specify the types of services Telefónica is permitted to offer under each circumstance.
The terms of its licenses, authorizations and concessions are subject to review by regulatory authorities in each country and to possible interpretation, modification of termination by these authorities. Moreover, authorizations, licenses and concessions, as well as their renewal terms and conditions, may be directly affected by political and regulatory factors.
The terms of these licenses, authorization and concessions and the conditions of the renewals of such licenses, authorizations and concessions vary from country to country. Although license, authorization and concession renewal is not usually guaranteed, most licenses, authorizations and concessions do address the renewal process and terms, which is usually related to the fulfillment of the commitments that were assumed by the grantee. As licenses, authorizations and concessions approach the end of their terms, the Telefónica Group intends to pursue their renewal to the extent provided by the contractual conditions of said licenses, authorizations or concessions, though the Group can not guarantee that it will always complete this process successfully.
Many of these licenses, authorizations and concessions are revocable for public interest reasons. The rules of some of the regulatory authorities with jurisdiction over the Telefónica Group’s operating companies require them to meet specified network build-out requirements and schedules. In particular, Telefónica’s existing licenses, authorizations and concessions typically require it to satisfy certain obligations, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines or revocation or forfeiture of the license, authorization or concession. In addition, the need to meet scheduled deadlines may require Telefónica Group operators to expend more resources than otherwise budgeted for a particular network build-out.

• Markets subject to constant technological development. The Telefónica Group’s future success depends, in part, on its ability to anticipate and adapt in a timely manner to technological changes. New products and technologies are constantly emerging, while existing products and services continue to develop. This need for constant technological innovation can render obsolete the products and services the Telefónica Group offers and the technology it uses, and may consequently reduce the revenue margins obtained and require investment in the development of new products, technology and services. In addition, the Company may be subject to competition in the future from other companies that are not subject to regulation as a result of the convergence of telecommunications technologies. As a result, it may be very expensive for the Telefónica Group to develop the products and technology it needs in order to continue to compete effectively with new or existing competitors. Such increased costs could adversely affect the Telefónica Group’s financial position, operating results and cash flow.
The Telefónica Group must continue to upgrade its existing mobile and fixed line networks in a timely and satisfactory manner in order to retain and expand the customer base in each of its markets, to enhancing its financial performance and to satisfy regulatory requirements. Among other things, the Telefónica Group could be required to upgrade the functionality of its networks to achieve greater service customization, to increased coverage of some of its markets, or expand and maintain customer service, network management and administrative systems.
Many of these tasks are not entirely under the Telefónica Group’s control and could be constrained by applicable regulation. If the Telefónica Group fails to execute these tasks efficiently, its services and products may become less attractive to new customers and the Company may lose existing customers to its competitors, which would adversely affect the Telefónica Group’s financial position, operating results and cash flow.
• Limitations on spectrum capacity could curtail growth. Telefónica’s mobile operations in a number of countries may rely on the availability of spectrum. The Company’s failure to obtain sufficient or appropriate capacity and spectrum coverage, as well as the related cost of obtaining this capacity, could have an adverse impact on the quality of our services and on the Company’s ability to provide new services, adversely affecting its business, financial position, operating results and cash flow.
• Supplier failures. The Telefónica Group depends upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Further, these suppliers may be adversely affected by current economic conditions. If these suppliers fail to deliver products and services on a timely basis, this could have an adverse impact on the Telefónica Group’s businesses and the results of its operations. Similarly, interruptions in the supply of telecommunications equipment for its networks could impede network development and expansion, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements.
• Risks associated with unforeseen network interruptions. Unanticipated network interruptions as a result of system failures whether accidental or otherwise, including due to network, hardware or software failures, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, fines or other types of measures imposed by regulatory authorities and could harm the Telefónica Group’s reputation. Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and building security. However, these measures are not effective under all circumstances and it is not possible to foresee every incident or action that could damage or interrupt the Telefónica Group’s networks. Although the Telefónica Group carries business interruption insurance, its insurance policy may not provide coverage in amounts sufficient to compensate it for any losses it may incur.

• Electromagnetic radio emissions and social awareness.
Over the last few years, the debate about the alleged potential effects of radio frequency emissions on human health has hindered the deployment of the infrastructures necessary to ensure quality of service.
Institutions and organizations, such as the World Health Organization WHO, have stated that exposure to radio frequency emissions generated by mobile telephony, within the limits established, has no adverse effects on health. In fact, a number of European countries, including Spain among others, have drawn up complete regulations reflecting the Recommendation of the Council of the European Union dated July 12, 1999 on the limitation of exposure of the general public to electromagnetic fields. These add planning criteria for new networks, thus ensuring compliance with the limits on exposure to radio frequency emissions.
New studies and research are underway. Specifically, the WHO has announced that in 2011 it will issue new recommendations on this matter in its Environmental Health Criteria. Whether or not other research or studies conclude that radiofrequency emissions could have a negative impact on health, popular concerns about radio frequency emissions may discourage the use of mobile communication devices and may result in significant restrictions on both the location and operation of cell sites, either or both of which could have a detrimental impact on the Telefónica Group’s mobile companies and consequently on its financial position, operating results and cash flow.
While the Telefónica Group is not currently aware of any evidence confirming a link between radio-frequency emissions and health problems and it continues to comply with good practices codes and relevant regulations, there can be no assurance of what future medical research may suggest.
• Risk of asset impairment. The Telefónica Group reviews on an annual basis, or more frequently where the circumstances require, the value of each of its assets and subsidiaries, to assess whether the carrying values of such assets and subsidiaries can be supported by the future cash flows expected, including, in some cases synergies included in acquisition cost. The current economic environment and its development in the short and medium term, as well as changes in the regulatory, business or political environment may result in the need to introduce impairment charges in its goodwill, intangible assets or fixed assets. Though the recognition of impairments of items of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the Telefónica Group’s operating results.
Other risks
• Litigation and other legal proceedings. The Telefónica Group is party to lawsuits and other legal proceedings in the ordinary course of its business, the financial outcome of which is generally uncertain. Litigation and regulatory proceedings are inherently unpredictable. An adverse outcome in, or any settlement of, these or other proceedings (including any that may be asserted in the future) could result in significant costs and may have a material adverse effect on the Telefónica Group’s business, financial position, results of operations and cash flow.
D.2	Indicate whether the company or group has been exposed to different types of risk (operational, technological, financial, legal, reputational, fiscal, etc.) during the year:
Yes

If so, indicate the circumstances and whether the established control systems worked adequately.
Risks occurring in the year
Venezuelan economy
Circumstances responsible for this occurrence
Key among these factors are the level of inflation reached in 2009 and the cumulative inflation rate over the last three years, the restrictions to the official foreign exchange market, and, finally, the devaluation of the bolivar on January 8, 2010.
Effectiveness of control systems
In accordance with the information appearing in Note 2 (“Basis of presentation of the consolidated financial statements” of the notes to the consolidated financial statements of Telefónica, S.A. for the year ended December 31, 2010,, throughout 2009 and in the early part of 2010, a number of factors arose in the Venezuelan economy that led the Telefónica Group to reconsider how it translates the financial statements of investees and the recovery of its financial investments there. These include the level of inflation reached in 2009 and the cumulative inflation rate over the last three years, restrictions to the official foreign exchange market and, finally, the devaluation of the bolivar on January 8, 2010.
As a result, in accordance with IFRS, Venezuela must be considered a hyperinflationary economy in 2009. The main implications of this are as follows:
•
Adjustment of the historical cost of non-monetary assets and liabilities and the various items of equity of these companies from their date of acquisition or inclusion in the consolidated statement of financial position to the end of the year for the changes in purchasing power of the currency caused by inflation.

The cumulative impact of the accounting restatement to adjust for the effects of hyperinflation for years prior to 2009 is shown in translation differences at the beginning of the 2009 financial year.

•	Adjustment of the income statement to reflect the financial loss caused by the impact of inflation in the year on net monetary assets (loss of purchasing power).

•
Adjustments of the various components in the income statement and statement of cash flows for the general price index from the dates the components were contributed or arose, with a balancing entry in net financial results and an offsetting item in the statement of cash flows, respectively.

•	All components of the financial statements of the Venezuelan companies have been translated at the closing exchange rate.
In addition, regarding the devaluation of the Venezuelan bolivar on January 8, 2010, the two main factors to consider with respect to the Telefónica Group’s 2010 financial statements are:
•	The decrease in the Telefónica Group’s net assets in Venezuela as a result of the new exchange rate, with a balancing entry in equity of the Group.

•	The translation of results and cash flows from Venezuela at the new devalued closing exchange rate.
D.3	Indicate whether there is a committee or other governing body in charge of establishing and supervising these control systems.
Yes
If so, please explain its duties.

Name of Committee or Body	Description of duties
Audit and Control Committee	The Board of Directors of Telefónica, S.A. has constituted an Audit and Control Committee whose powers and duties and rules of operation are set out in the Company Bylaws and in the Regulations of the Board of Directors. Such regulations comply with all legal requirements as well as with the recommendations for good corporate governance issued by both national and international bodies.

Unless dealing with specific issues, the following shall be invited to attend Committee meetings: the External Auditor, representatives of the Legal General Secretariat and the Board, as well as representatives from the following departments: Strategic, Finance and Development, Internal Audit, Intervention and Inspection, Planning, Budgets and Control, Operations and Human Resources.

Occasionally, as mentioned above, other managers from within the Group are invited to inform the Committee on specific areas of interest to it.

The duties of the Committee are established in the Company Bylaws of Telefónica, S.A. (art. 31 bis), and in the Regulations of the Board of Directors (art. 21), as described in section B.2.3 of this Report.

In addition, the Company has designed a system of information to which the Chairman and the members of the Audit and Control Committee have access, through which they can obtain, if they wish, information on the conclusions of internal auditing reports and on the fulfillment of recommendations subject to specific monitoring.

Likewise, within the Group, Committees have been set up in those companies whose shares are listed on stock market in countries other than Spain, with similar duties to those described for the Audit and Control Committee of Telefónica, S.A.

D.4	Identify and describe the processes for compliance with the regulations applicable to the company and/or its group.

The vast majority of the companies comprising the Telefónica Group operate in the telecommunications sector, which is subject to regulation in nearly all the countries where the Group is present. Among the basic objectives of the internal control model described above is compliance with laws and regulations that affect the Telefónica Group’s activities. In particular, the Group has units exercising specific control over this type of risk, especially through its legal services and in the areas of corporate regulation in the Group companies.

E	GENERAL SHAREHOLDERS’ MEETINGS
E.1
Indicate the quorum required for constitution of the General Shareholders’ Meeting established in the company’s bylaws. Describe how it differs from the system of minimum quorums established in the LSA.

No

	Quorum % other than that	Quorum % other than that established in
	established in article 102 of the	article of the LSA for the special cases
	LSA for general cases	described in article 103
Quorum required for first call	0	0
Quorum required for second call	0	0

E.2	Indicate and, as applicable, describe any differences between the company’s system of adopting corporate resolutions and the framework set forth in the LSA):
Yes
Describe how they differ from the rules established under the LSA.
Description of differences
Article 21 of the Company Bylaws establishes that the General Shareholders’ Meeting shall adopt its resolutions with the majority of votes established by law, cast by the shareholders present in person or by proxy.
Each share whose holder is present at the General Shareholders’ Meeting in person or by proxy shall give the right to one vote, except in the case of non-voting shares, subject to the provisions of Law.
Notwithstanding the provisions of the preceding paragraph, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder.
In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed, and those held by other shareholders that have granted their proxy to the first-mentioned shareholder shall not be computed, without prejudice to the application of the aforementioned limit of 10 percent to each of the shareholders that have granted a proxy.
The limitation established in the preceding paragraphs shall also apply to the maximum number of shares that may be cast (individually or collectively) by a single shareholder or by shareholders belonging to the same group, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.
For purposes of the provisions contained in the preceding paragraph, the provisions of Section 4 of the current Securities Market Act of July 28, 1998 (in the reference to article 42 of the Commercial Code) shall apply in order to decide whether or not a group of entities exists and to examine the situations of control indicated above.
Without prejudice to the limitations upon the right to vote described above, all shares present at the Meeting shall be computed for purposes of determining the existence of a quorum in constituting the Meeting, provided, however, that the 10-percent limit on the number of votes established in this article shall apply to such shares at the time of voting.
Notwithstanding the above, in accordance with the provisions of article 515 of the Spanish Corporations Law, from July 1 2011 any clauses in the bylaws of listed corporations that restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group will be null and void.

E.3	List all shareholders’ rights regarding the General Shareholders’ Meetings other than those established under the LSA.

Telefónica grants all shareholders the rights related to the General Shareholders’ Meetings set out in the LSA.

Likewise, with a view to encouraging shareholders’ participation in the GSM, pursuant to Article 11 of the Regulations for the General Shareholders’ Meeting of Telefónica, S.A., shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Assistance Service [Oficina de la Accionista] regarding the organization and operation of the General Shareholders’ Meeting and the powers of the shareholders thereat.

E.4	Indicate the measures, if any, adopted to encourage participation by shareholders at General Shareholders’ Meetings.

The primary goal of the Regulations of the General Shareholders’ Meeting of Telefónica, S.A. is to offer the shareholder a framework that guarantees and facilitates the exercise of their rights in their relationship with the governing body of the Company. Particular emphasis is placed on the shareholders’ right to receive information and to participate in the deliberations and voting, by ensuring the widest possible dissemination of the call to meeting and of the proposed resolutions that are submitted to the shareholders at the General Shareholders’ Meeting. In addition to the measures required by the applicable law in effect, the following are specific measures envisaged in the Regulation of the General Shareholders’ Meeting with a view to facilitating shareholders’ attendance and participation in the Meeting:

*	WEBSITE
From the date of publication of the notice of the call to the General Shareholders’ Meeting, and in order to facilitate shareholders’ attendance and participation therein, the Company shall include in its website, to the extent available and in addition to the documents and information required by the Law, all materials that the Company deems advisable for such purposes and in particular, but not exclusively, the following:
a) The text of all the proposed resolutions that are to be submitted to the shareholders at the General Shareholders’ Meeting and that have by then been approved by the Board of Directors, provided, however, that the Board of Directors may amend such proposals up to the date of the Meeting when so permitted by the Law.
b) Information regarding the place where the General Shareholders’ Meeting is to be held, describing, when appropriate, the means of access to the meeting room.
c) The procedure to obtain attendance cards or certificates issued by the entities legally authorized to do so.

d) The means and procedures to grant a proxy for the General Shareholders’ Meeting.
e) If established, the means and procedures to cast votes from a distance.
f) Any other matters of interest for purposes of following the proceedings at the Meeting, such as whether or not simultaneous interpretation services will be provided, the possibility that the General Shareholders’ Meeting be followed by audio-visual means, or information in other languages.
The Company shareholders may obtain all the aforementioned information through the corporate website, or may request that it be sent or delivered to them without charge through the mechanisms established on the website for this purpose.
*	SUGGESTIONS MADE BY THE SHAREHOLDERS
As indicated above, without prejudice to the shareholders’ right, in such cases and under such terms as are provided in the Law, to have certain matters included in the Agenda for the Meeting that they request be called, the shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Assistance Service [Oficina del Accionista] regarding the organization and operation of the General Shareholders’ Meeting and the powers of the shareholders thereat.
Likewise, through the Shareholder Assistance Service, shareholders may request all types of information, documentation and clarifications required in relation to the General Shareholders’ Meeting, either through the Company website or by calling the toll-free line.
*	PROXY GRANTING AND REPRESENTATION
The Chairman of the General Shareholders’ Meeting, or the Secretary for the Meeting acting under a delegation of powers, shall resolve all questions arising in connection with the validity and effectiveness of the documents setting forth the right of any shareholder to attend the General Shareholders’ Meeting, whether individually or by grouping shares with other shareholders, as well as the granting of a proxy or of powers of representation to another person, and shall ensure that only such documents as fail to meet the minimum essential requirements are considered invalid or ineffective and provided that the defects therein have not been rectified.
E.5
Indicate whether the General Shareholders’ Meetings is presided by the Chairman of the Board of Directors. List measures, if any, adopted to guarantee the independence and correct operation of the General Shareholders’ Meeting.

Yes

Details of measures
The General Shareholders’ Meeting of Telefónica, S.A. has established its principles of organization and operation in a set of Regulations, approved by the General Shareholders’ Meeting, and the Chairman must always act in line with the principles, criteria and guidelines set out therein.
In addition to establishing the principles of organization and operation of the General Shareholders’ Meeting, gathering and organizing the different aspects of calling, organizing and holding the General Shareholders’ Meeting in a single text, the document provides mechanisms to:
• Facilitate shareholders’ exercise of their relevant rights, with particular attention to the shareholders’ right to information and to participate in the deliberations and voting.
• Ensure the utmost transparency and efficiency in the establishment of the shareholders’ will and in decision-making at the Meeting, ensuring the widest possible dissemination of the call to meeting and of the proposed resolutions. Furthermore, in accordance with the Regulations of the Board of Directors, the conduct of the Chairman of the Board must always be in accordance with the decisions and criteria established by the shareholders at the General Shareholders’ Meeting (in addition to the Board of Directors and the Board Committees).
E.6	Indicate the amendments, if any, made to the General Shareholders’ Meeting regulations during the year.

In 2010, no amendments were made to the Regulations for the General Shareholders’ Meeting of Telefónica, S.A.

E.7	Indicate the attendance figures for the General Shareholders’ Meetings held during the year:

	Attendance data
			% remote voting
Date of general	% attending in		Electronic
meeting	person	% by proxy	means	Other	Total
02-06-2010	5.266	51.337	0.000	0.000	56.603
E.8	Briefly indicate the resolutions adopted at the General Shareholders’ Meetings held during the year and the percentage of votes with which each resolution was adopted.

GENERAL SHAREHOLDERS’ MEETING — JUNE 2, 2010

Items					Result
on	Summary of		Votes		of the
agenda	proposal	Votes in favor	against	Abstentions	vote
I	Approval of the Annual Accounts for Fiscal Year 2009.	2,438,373,743 (94.39%)	19,365,905 (0.75%)	125,643,914 (4.86%)	Approved
II	Distribution of a dividend to be charged to unrestricted reserves.	2,461,526,695 (95.28%)	1,525,207 (0.06%)	120,331,660 (4.66%)	Approved
III	Authorization for acquisition of the Company’s own shares, directly or through companies of the Group.	2,422,022,950 (93.75%)	37,440,060 (1.45%)	123,920,552 (4.80%)	Approved
IV	Delegation in favor of the Board of the power of issuing securities.	2,104,289,830 (81.45%)	294,732,182 (11.41%)	184,361,550 (7.14%)	Approved
V	Re-election of the Auditor for Fiscal Year 2010.	2,461,187,811 (95.27%)	2,749,057 (0.11%)	119,446,694 (4.62%)	Approved
VI	Delegation of powers to formalize, interpret, correct and implement the resolutions adopted by the General Shareholders’ Meeting.	2,445,794,459 (94.67%)	12,868,465 (0.50%)	124,720,638 (4.83)	Approved
E.9	Indicate whether the bylaws impose any minimum requirement on the number of shares needed to attend the General Shareholders’ Meetings:
Yes

Number of shares required to attend the General Shareholders’ Meetings	300
E.10	Indicate and explain the policies pursued by the company with reference to proxy voting at the General Shareholders’ Meeting.

As indicated above, with a view to facilitating shareholders’ attendance and participation in the General Shareholders’ Meetings, the Company has established the following policies in keeping with the legislation in effect:

* Voting by proxy at the General Shareholders’ Meeting:
• Every shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, even if not a shareholder. The proxy must be granted specifically for each Meeting, either by using the proxy-granting form printed on the attendance card or in any other manner permitted by the Law.
• Shareholders that do not hold the minimum number of shares required to attend the Meeting (300 shares) may at all times grant a proxy in respect thereof to a shareholder having the right to attend the Meeting, as well as group together with other shareholders in the same situation until reaching the required number of shares, following which a proxy must be granted to one of such shareholders.
* Voting instructions:
• The documents setting forth the proxies or powers of attorney for the General Shareholders’ Meeting shall contain instructions regarding the direction of the vote. If no express instructions are given, it shall be understood that the proxy-holder must vote in favor of the proposed resolutions put forward by the Board of Directors regarding the matters on the agenda and against those proposals which, albeit not included in the Agenda, may be submitted to a vote in said Meeting
* Proxies:
• If the document setting forth the proxy or power of attorney does not state the specific person or persons to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of any of the following: the Chairman of the Board of Directors of the Company, or the person that stands in for him as Chairman of the General Shareholders’ Meeting, or such person as is appointed by the Board of Directors, with notice of such appointment being given in advance in the official notice of the call to meeting.
Finally, to facilitate the maximum participation by shareholders, the Chairman of the General Shareholders’ Meeting, or the Secretary for the Meeting acting under a delegation of powers, shall resolve all questions arising in connection with the validity and effectiveness of the documents setting forth the right of any shareholder to attend the General Shareholders’ Meeting, as well as the granting of a proxy or of powers of representation to another person, and shall ensure that only such documents as fail to meet the minimum essential requirements are considered invalid or ineffective and provided that the defects therein have not been rectified.
E.11	Indicate whether the company is aware of the policy of institutional investors on whether or not to participate in the company’s decision-making processes:
No

E.12	Indicate the address and mode of accessing corporate governance content on your company’s website.
Telefónica complies with the applicable legislation and best practices in terms of the content of the website concerning Corporate Governance. In this respect, it fulfils both the technical requirements for access and for content for the Company website, through direct access from the homepage of Telefónica, S.A. (www.telefonica.es) in the section “Shareholders and Investors” (http://www.telefonica.es/investors/), which includes not only all of the information that is legally required, but also information that the Company considers to be of interest.
All the available information included on the Company website, except for certain specific documents, is available in three languages: Spanish, Portuguese and English.
F	DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS
Indicate the degree of the company’s compliance with Corporate Governance recommendations.
Should the company not comply with any of them, explain the recommendations, standards, practices or criteria the company applies.
1.
The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

See sections: A.9, B.1.22, B.1.23 and E.1, E.2.
Explain

According to Article 21 of the Company’s Bylaws, no shareholder can exercise votes in respect of more than 10 per cent of the total shares with voting rights outstanding at any time, irrespective of the number of shares they may own This restriction on the maximum number of votes that each shareholder can cast refers solely to shares owned by the shareholder concerned and cast on their own behalf. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 per cent voting ceiling.

The limitation established in the preceding paragraph shall also apply to the maximum number of shares that may be cast (individually or collectively) by a single shareholder or by shareholders belonging to the same group, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.

In addition, Article 25 of the Bylaws stipulates that no person may be appointed as Director unless they have held, for more than three years prior to their appointment, a number of shares of the Company representing a nominal value of at least 3,000 euros, which shares the Director may not transfer while in office. These requirements shall not apply to those persons who, at the time of their appointment, are related to the Company under an employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.

Article 26 of the Bylaws establishes that, in order for a Director to be appointed Chairman, Vice Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least the three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

The Company Bylaws (article 21) restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group in order to achieve a suitable balance and protect the position of minority shareholders, thus avoiding a potential concentration of votes among a reduced number of shareholders, which could impact on the guiding principle that the General Shareholders’ Meeting must act in the interest of all the shareholders. Telefónica believes that this measure does not entail a device designed to block public tender offers, but rather guarantees that any takeover shall require, in the interest of all shareholders, an offer for one hundred percent of the capital, because, naturally, and as taught by experience, potential offerors may make their offer conditional upon the removal of the defense mechanism.

Notwithstanding the above, in accordance with the provisions of article 515 of the Spanish Corporations Law, from July 1 2011 any clauses in the bylaws of listed corporations that restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group will be null and void.

In addition, the special requirements for appointment as Director (Article 25 of the Bylaws) or as Chairman, Vice Chairman, Chief Executive Officer or member of the Executive Commission (Article 26 of the Bylaws) are justified by the desire that access to the management decision-making body and to the most significant positions thereon is reserved to persons who have demonstrated their commitment to the Company and who, in addition, have adequate experience as members of the Board, such that continuity of the management model adopted by the Telefónica Group may be assured in the interest of all of its shareholders and stakeholders. In any event, these special requirements may be waived by broad consensus among the members of the Board of Directors, namely, with the favorable vote of at least 85 percent of its members, as provided by the aforementioned articles of the Bylaws.

2.	When a dominant and a subsidiary company are stock market listed, the two should provide detailed disclosure on:
a)	The type of activity they engage in, and any business dealings between them as well as between the listed subsidiary and the other group companies;
b)	The mechanisms in place to resolve possible conflicts of interest.
See sections: C.4 and C.7
Not applicable
3.
Even when not expressly required under company law, any decisions involving a fundamental corporate change should be submitted to the General Shareholders’ Meeting for approval or ratification. In particular:

a)
The transformation of listed companies into holding companies through the process of subsidiarization, i.e. reallocating core activities to subsidiaries that were previously carried out by the originating firm, even though the latter retains full control of the former;

b)	Any acquisition or disposal of key operating assets that would effectively alter the company’s corporate purpose;
c)	Operations that effectively add up to the company’s liquidation;
Complies
4.
Detailed proposals of the resolutions to be adopted at the General Shareholders’ Meeting, including the information stated in Recommendation 28, should be made available at the same time as the publication of the Meeting notice.

Complies
5.	Separate votes should be taken at the General Meeting on materially separate items, so shareholders can express their preferences in each case. This rule shall apply in particular to:
a)	The appointment or ratification of directors, with separate voting on each candidate;
b)	Amendments to the bylaws, with votes taken on all articles or group of articles that are materially different.
See section: E.8
Complies
6.	Companies should allow split votes, so financial intermediaries acting as nominees on behalf of different clients can issue their votes according to instructions.
See section: E.4
Complies

7.
The Board of Directors should perform its duties with unity of purpose and independent judgment, according all shareholders the same treatment. It should be guided at all times by the company’s best interest and, as such, strive to maximize its value over time.

It should likewise ensure that the company abides by the laws and regulations in its dealings with stakeholders; fulfils its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.
Complies
8.
The board should see the core components of its mission as to approve the company’s strategy and authorize the organizational resources to carry it forward, and to ensure that management meets the objectives set while pursuing the company’s interests and corporate purpose. As such, the board in full should reserve the right to approve:

a)	The company’s general policies and strategies, and in particular:
i)	The strategic or business plan, management targets and annual budgets;

ii)	Investment and financing policy;

iii)	Design of the structure of the corporate group;

iv)	Corporate governance policy;

v)	Corporate social responsibility policy;

vi)	Remuneration and evaluation of senior officers;

vii)	Risk control and management, and the periodic monitoring of internal information and control systems;

viii)	Dividend policy, as well as the policies and limits applying to treasury stock.
See sections: B.1.10, B.1.13, B.1.14 and D.3
b)	The following decisions:
i)	On the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses.
See section: B.1.14.

ii)	Directors’ remuneration, and, in the case of executive directors, the additional consideration for their management duties and other contract conditions.
See section: B.1.14.
iii)	The financial information that all listed companies must periodically disclose.
iv)	Investments or operations considered strategic by virtue of their amount or special characteristics, unless their approval corresponds to the General Shareholders’ Meeting;
v)
The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Transactions which the company conducts with directors, significant shareholders, shareholders with board representation or other persons related thereto (“related-party transactions”).
However, board authorization need not be required for related-party transactions that simultaneously meet the following three conditions:
1. They are governed by standard form contracts applied on an across-the-board basis to a large number of clients;
2. They go through at market prices, generally set by the person supplying the goods or services;
3. Their amount is no more than 1% of the company’s annual revenues.
It is advisable that related-party transactions should only be approved on the basis of a favorable report from the Audit Committee or some other committee handling the same function; and that the directors involved should neither exercise nor delegate their votes, and should withdraw from the meeting room while the board deliberates and votes.
Ideally the above powers should not be delegated with the exception of those mentioned in b) and c), which may be delegated to the Executive Committee in urgent cases and later ratified by the full board.
See sections: C.1 and C.6
Complies

9.	In the interests of maximum effectiveness and participation, the Board of Directors should ideally comprise no fewer then five and no more than fifteen members.
See section: B.1.1
Explain

The complexity of the Telefónica Group organizational structure, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its economic and business relevance, justify the fact that the number of members of the Board is adequate to achieve an efficient and operative operation.

In addition, it is important to bear in mind the Company’s large number of Board committees, which ensures the active participation of all its Directors.
10.
External directors, proprietary and independent, should occupy an ample majority of board places, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

See sections: A.2, A.3, B.1.3 and B.1.14.
Complies
11.
In the event that some external director can be deemed neither proprietary nor independent, the company should disclose this circumstance and the links that person maintains with the company or its senior officers, or its shareholders.

See section: B.1.3
Complies
12.
That among external directors, the relation between proprietary members and independents should match the proportion between the capital represented on the board by proprietary directors and the remainder of the company’s capital.

This proportional criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent:
1.	In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, but where there are shareholders with high absolute value shareholdings.
2.	In companies with a plurality of shareholders represented on the board but not otherwise related.
See sections: B.1.3, A.2 and A.3
Explain

The aforementioned recommendation number 12 refers to the composition of the group of external Directors. As stated in section B.1.3 of this Annual Corporate Governance Report, at 31 December 2010, the group of external Directors of Telefónica, S.A. was composed of 14 members (of a total of 17 Members), of whom four are proprietary Directors, eight are independent and two fall under the “other external Directors” category.

Of the four proprietary directors, two act in representation of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), which holds 5.050% of the capital stock of Telefónica, S.A., and two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 6.279% of the capital stock.

Applying the proportional criteria established in article 243 of the Spanish Corporations Law (and formerly in article 137 of the LSA, to which Recommendation 12 of the Unified Code refers to), regarding the total number of directors, the stakes held by “la Caixa” and BBVA are sufficient to entitle each entity to appoint a director.

Moreover, it must be taken into account that Recommendation 12 stipulates that this strict proportionality criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent in large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested.

In this regard, Telefónica is the listed company on Spanish stock exchanges with the highest stock market capitalization, reaching the figure of 77,451 million euros at 31 December 2010, which means a very high absolute value of the stakes of “la Caixa” and BBVA in Telefónica (that of “la Caixa” is 3,911 million euros, and that of BBVA is 4,863 million euros), which justifies the overrepresentation of these entities on the Board of Directors, rising from one member of the board each (to which they would strictly have the right in accordance with Article 243 of the Spanish Corporations Law) to two members, i.e. permitting the appointment of just one more proprietary director over the strictly legal proportion.

13.	The number of independent directors should represent at least one third of all board members.
See section: B.1.3
Complies

14.
The nature of each director should be explained to the General Meeting of Shareholders, which will make or ratify his or her appointment. Such determination should subsequently be confirmed or reviewed in each year’s Annual Corporate Governance Report, after verification by the Nomination Committee. The said Report should also disclose the reasons for the appointment of proprietary directors at the urging of shareholders controlling less than 5% of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorship.

See sections: B.1.3 and B.1.4
Complies
15.
When women directors are few or non existent, the board should state the reasons for this situation and the measures taken to correct it; in particular, the Nomination Committee should take steps to ensure that:

a)	The process of filling board vacancies has no implicit bias against women candidates;
b)	The company makes a conscious effort to include women with the target profile among the candidates for board places.
See sections: B.1.2, B.1.27 and B.2.3.
Explain

In fact, the search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to appoint, by means of interim appointment and at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. María Eva Castillo Sanz as an Independent Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on April 22, 2008, and she was thus appointed as a Member of the Board of the Company for a term of five years.

Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. María Luz Medrano Aranguren as the Deputy Secretary General and Secretary of the Board of Directors of Telefónica.

Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors.

Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the board, so there is no implicit bias capable of impeding the selection of women directors, if, within the potential candidates, there are women candidates who meet the professional profile sought at each moment.

16.
The Chairman, as the person responsible for the proper operation of the Board of Directors, should ensure that directors are supplied with sufficient information in advance of board meetings, and work to procure a good level of debate and the active involvement of all members, safeguarding their rights to freely express and adopt positions; he or she should organize and coordinate regular evaluations of the board and, where appropriate, the company’s chief executive, along with the chairmen of the relevant board committees.

See section: B.1.42
Complies
17.
When a company’s Chairman is also its chief executive, an independent director should be empowered to request the calling of board meetings or the inclusion of new business on the agenda; to coordinate and give voice to the concerns of external directors; and to lead the board’s evaluation of the Chairman.

See section: B.1.21
Partially complies
Although there are no specific powers granted to an independent Director to these effects, the Company considers that this recommendation can be deemed as complied with for the following reasons:

In accordance with Article 29 of the Regulations of the Board of Directors, all the Directors of the Company, including all independent Directors, may request that a meeting of the Board of Directors be called whenever they consider it necessary, or that the items they deem appropriate be included in the Agenda.

• In addition, in accordance with article 13.3 of said Regulations, the Chairman of the Nominating, Compensation and Corporate Governance Committee —a post that shall always be given to an independent Director (article 22 of the Regulations)— and the Chairman of the Board of Directors shall be responsible for organizing and coordinating a periodic assessment of the Board.

18.	The Secretary should take care to ensure that the board’s actions:
a)	Adhere to the spirit and letter of laws and their implementing regulations, including those issued by regulatory agencies;
b)	Comply with the company bylaws and the regulations of the General Shareholders’ Meeting, the Board of Directors and others;
c)	Are informed by those good governance recommendations of the Unified Code that the company has subscribed to.

In order to safeguard the independence, impartiality and professionalism of the Secretary, his or her appointment and removal should be proposed by the Nomination Committee and approved by a full board meeting; the relevant appointment and removal procedures being spelled out in the board’s regulations.
See section: B.1.34
Complies
19.
The board should meet with the necessary frequency to properly perform its functions, in accordance with a calendar and agendas set at the beginning of the year, to which each director may propose the addition of other items.

See section: B.1.29
Complies
20.
Director absences should be kept to the bare minimum and quantified in the Annual Corporate Governance Report. When directors have no choice but to delegate their vote, they should do so with instructions.

See sections: B.1.28 and B.1.30
Complies
21.
When directors or the Secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, the person expressing them can request that they be recorded in the minute book.

Complies
22.	The board in full should evaluate the following points on a yearly basis:
a)	The quality and efficiency of the board’s operation;
b)	Starting from a report submitted by the Nomination Committee, how well the Chairman and chief executive have carried out their duties;
c)	The performance of its committees on the basis of the reports furnished by the same.
See section: B.1.19
Complies
23.
All directors should be able to exercise their right to receive any additional information they require on matters within the board’s competence. Unless the bylaws or board regulations indicate otherwise, such requests should be addressed to the Chairman or Secretary.

See section: B.1.42
Complies

24.
All directors should be entitled to call on the company for the advice and guidance they need to carry out their duties. The company should provide suitable channels for the exercise of this right, extending in special circumstances to external assistance at the company’s expense.

See section: B.1.41
Complies
25.
Companies should organize induction programs for new directors to acquaint them rapidly with the workings of the company and its corporate governance rules. Directors should also be offered refresher programs when circumstances so advise.

Complies
26.	Companies should require their directors to devote sufficient time and effort to perform their duties effectively, and, as such:
a)	Directors should apprise the Nomination Committee of any other professional obligations, in case they might detract from the necessary dedication;

b)	Companies should lay down rules about the number of directorships their board members can hold.
See sections: B.1.8, B.1.9 and B.1.17
Complies
27.
The proposal for the appointment or renewal of directors which the board submits to the General Shareholders’ Meeting, as well as provisional appointments by the method of co-option, should be approved by the board:

a)	On the proposal of the Nomination Committee, in the case of independent directors.

b)	Subject to a report from the Nomination Committee in all other cases.
See section: B.1.2
Complies

28.	Companies should post the following director particulars on their websites, and keep them permanently updated:
a)	Professional experience and background;

b)	Directorships held in other companies, listed or otherwise;

c)	An indication of the director’s classification as executive, proprietary or independent; In the case of proprietary directors, stating the shareholder they represent or have links with.

d)	The date of their first and subsequent appointments as a company director; and;

e)	Shares held in the company and any options on the same.
Complies
29.	Independent directors should not stay on as such for a continued period of more than 12 years.

See section: B.1.2
Complies
30.
Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the latter’s number should be reduced accordingly.

See sections: A.2, A.3 and B.1.2
Complies
31.
The Board of Directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where just cause is found by the board, based on a proposal from the Nomination Committee. In particular, just cause will be presumed when a director is in breach of his or her fiduciary duties or comes under one of the disqualifying grounds enumerated in section III. 5 (Definitions) of this Code.

The removal of independents may also be proposed when a takeover bid, merger or similar corporate operation produces changes in the company’s capital structure, in order to meet the proportionality criterion set out in Recommendation 12.
See sections: B.1.2, B.1.5 and B.1.26

Complies

32.
Companies should establish rules obliging directors to inform the board of any circumstance that might harm the organization’s name or reputation, tendering their resignation as the case may be, with particular mention of any criminal charges brought against them and the progress of any subsequent trial.

The moment a director is indicted or tried for any of the crimes stated in article 124 of the Public Limited Companies Act, the board should examine the matter and, in view of the particular circumstances and potential harm to the company’s name and reputation, decide whether or not he or she should be called on to resign. The board should also disclose all such determinations in the Annual Corporate Governance Report.

See sections: B.1.43, B.1.44
Complies
33.
All directors should express clear opposition when they feel a proposal submitted for the board’s approval might damage the corporate interest. In particular, independents and other directors unaffected by the conflict of interest should challenge any decision that could go against the interests of shareholders lacking board representation.

When the board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next Recommendation.

The terms of this Recommendation should also apply to the Secretary of the board, director or otherwise.
Complies
34.
Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the board. Irrespective of whether such resignation is filed as a significant event, the motive for the same must be explained in the Annual Corporate Governance Report.

See section: B.1.5
Not applicable
35.	The company’s remuneration policy, as approved by its Board of Directors, should specify at least the following points:

a)	The amount of the fixed components, itemized, where necessary, of board and board committee attendance fees, with an estimate of the fixed annual remuneration they give rise to;

b)	Variable components, in particular:
i)	The types of directors they apply to, with an explanation of the relative weight of variable to fixed remuneration items.

ii)	Performance evaluation criteria used to calculate entitlement to the award of shares or share options or any performance-related remuneration;

iii)	The main parameters and grounds for any system of annual bonuses or other non cash benefits; and

iv)	An estimate of the sum total of variable payments rising from the remuneration policy proposed, as a function of degree of compliance with pre-set targets or benchmarks.
c)	The main characteristics of pension systems (for example, supplementary pensions, life insurance and similar arrangements), with an estimate of their amount or annual equivalent cost.

d)	The conditions to apply to the contracts of executive directors exercising senior management functions. Among them:
i)	Duration;

ii)	Notice periods; and

iii)	Any other clauses covering hiring bonuses, as well as indemnities or ‘golden parachutes’ in the event of early termination of the contractual relation between company and executive director.
See section: B.1.15
Complies
36.
Remuneration comprising the delivery of shares in the company or other companies in the group, share options or other share-based instruments, payments linked to the company’s performance or membership of pension schemes should be confined to executive directors.

The delivery of shares is excluded from this limitation when directors are obliged to retain them until the end of their tenure.

See sections: A.3, B.1.3
Complies

37.
External directors’ remuneration should sufficiently compensate them for the dedication, abilities and responsibilities that the post entails, but should not be so high as to compromise their independence.

Complies
38.	In the case of remuneration linked to company earnings, deductions should be computed for any qualifications stated in the external auditor’s report.
Not applicable
39.
In the case of variable awards, remuneration policies should include technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, atypical or exceptional transactions or circumstances of this kind.

Complies
40.
The Board should submit a report on the directors’ remuneration policy to the advisory vote of the General Shareholders’ Meeting, as a separate point on the agenda. This report can be supplied to shareholders separately or in the manner each company sees fit.

The report will focus on the remuneration policy the board has approved for the current year, with reference, as the case may be, to the policy planned for future years. It will address all the points referred to in Recommendation 35, except those potentially entailing the disclosure of commercially sensitive information. It will also identify and explain the most significant changes in remuneration policy with respect to the previous year, with a global summary of how the policy was applied over the period in question.

The role of the Remuneration Committee in designing the policy should be reported to the Meeting, along with the identity of any external advisors engaged.

See section: B.1.16
Partially complies

At the Company’s Ordinary General Shareholders’ Meeting, the annual report regarding the Board of Directors compensation policy is given to shareholders for information purposes, containing the information stipulated in recommendation 40 of the Unified Good Governance Code and made available to shareholders from the date of publication of the call for the General Shareholders’ Meeting.

Telefónica provides extensive information at its Annual General Shareholders’ Meetings, through the presentations made thereat by the General Secretary and Secretary of the Board of Directors of the Company, regarding the contents and highlights of such Report on the Compensation Policy for the Board of Directors.

As regards submitting such report to a consultative vote at the General Shareholders’ Meeting, as a separate item on the agenda, Telefónica has not deemed it advisable because it believes that this matter falls outside the purview of the shareholders at a General Meeting and, in addition, because it is a highly strategic issue and a vote thereon might therefore lead to open debate at each Meeting, thus generating instability and uncertainty.

41.	The notes to the annual accounts should list individual directors’ remuneration in the year, including:
a)	a breakdown of the compensation obtained by each company director, to include where appropriate:
i)	Participation and attendance fees and other fixed director payments;

ii)	Additional compensation for acting as chairman or member of a board committee;

iii)	Any payments made under profit-sharing or bonus schemes, and the reason for their accrual;

iv)	Contributions on the director’s behalf to defined-contribution pension plans, or any increase in the director’s vested rights in the case of contributions to defined-benefit schemes;

v)	Any severance packages agreed or paid;

vi)	Any compensation they receive as directors of other companies in the group;

vii)	The remuneration executive directors receive in respect of their senior management posts;

viii)
Any kind of compensation other than those listed above, of whatever nature and provenance within the group, especially when it may be accounted a related-party transaction or when its omission would detract from a true and fair view of the total remuneration received by the director.

b)	An individual breakdown of deliveries to directors of shares, share options or other share-based instruments, itemized by:
i)	Number of shares or options awarded in the year, and the terms set for their execution;

ii)	Number of options exercised in the year, specifying the number of shares involved and the exercise price;

iii)	Number of options outstanding at the annual close, specifying their price, date and other exercise conditions;

iv)	Any change in the year in the exercise terms of previously awarded options.

c)	Information on the relation in the year between the remuneration obtained by executive directors and the company’s profits, or some other measure of enterprise results.
Partially complies

In accordance with article 28.4 of the Company Bylaws, the Notes to the Financial Statements shall set forth the compensation corresponding to each position or office on the Board and the Committees thereof (Chairman, Vice Chairman, Member). The compensation payable to executive Directors shall be reflected as an aggregate figure, but shall include a breakdown of the different compensation items.

In addition, the complexity of the organizational structure of the Telefónica Group, the variety and nature of the sectors in which it carries out its activity, its multinational nature and its economic and business relevance, justify the fact that said information is included in the mentioned manner, given that its publication in any other way could damage corporate interests.

42.
When the company has an Executive Committee, the breakdown of its members by director category should be similar to that of the board itself. The Secretary of the board should also act as secretary to the Executive Committee.

See sections: B.2.1 and B.2.6
Complies
43.	The Board should be kept fully informed of the business transacted and decisions made by the Executive Committee. To this end, all board members should receive a copy of the Committee’s minutes.
Complies
44.	In addition to the Audit Committee mandatory under the Securities Market Act, the Board of Directors should form a committee, or two separate committees, of Nomination and Remuneration.

The rules governing the make-up and operation of the Audit Committee and the committee or committees of Nomination and Remuneration should be set forth in the board regulations, and include the following:

a)
The Board of Directors should appoint the members of such committees with regard to the knowledge, aptitudes and experience of its directors and the terms of reference of each committee; discuss their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first board plenary following each meeting;

b)
These committees should be formed exclusively of external directors and have a minimum of three members. Executive directors or senior officers may also attend meetings, for information purposes, at the Committees’ invitation.

c)	Committees should be chaired by an independent director.

d)	They may engage external advisors, when they feel this is necessary for the discharge of their duties.

e)	Meeting proceedings should be minuted and a copy sent to all board members.

See sections: B.2.1 and B.2.3
Complies
45.
The job of supervising compliance with internal codes of conduct and corporate governance rules should be entrusted to the Audit Committee, the Nomination Committee or, as the case may be, separate Compliance or Corporate Governance committees.

Complies
46.	All members of the Audit Committee, particularly its chairman, should be appointed with regard to their knowledge and background in accounting, auditing and risk management matters.
Complies
47.	Listed companies should have an internal audit function, under the supervision of the Audit Committee, to ensure the proper operation of internal reporting and control systems.
Complies
48.
The head of internal audit should present an annual work programmed to the Audit Committee, report to it directly on any incidents arising during its implementation, and submit an activities report at the end of each year.

Complies
49.	Control and risk management policy should specify at least:
a)
The different types of risk (operational, technological, financial, legal, reputational, etc.) the company is exposed to, with the inclusion under financial or economic risks of contingent liabilities and other off-balance sheet risks;

b)	The determination of the risk level the company sees as acceptable;

c)	Measures in place to mitigate the impact of risk events should they occur;

d)	The internal reporting and control systems to be used to control and manage the above risks, including contingent liabilities and off-balance sheet risks.
See section: D
Complies
50.	The Audit Committee’s role should be:
1.	With respect to internal control and reporting systems:
a)
To supervise the preparation process and monitor the integrity of financial information on the Company and, if applicable, the Group, revising compliance with regulatory requirements, the adequate boundaries of the scope of consolidation and correct application of accounting principles.

b)	Review internal control and risk management systems on a regular basis, so main risks are properly identified, managed and disclosed.

c)
Monitor the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

d)
Establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.

2.	With respect to the external auditor:
a)	Make recommendations to the board for the selection, appointment, reappointment and removal of the external auditor, and the terms of his engagement.

b)	Receive regular information from the external auditor on the progress and findings of the audit programmed, and check that senior management are acting on its recommendations.

c)	Monitor the independence of the external auditor, to which end:
i)	The company should notify any change of auditor to the CNMV as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

ii)
The Committee should ensure that the company and the auditor adhere to current regulations on the provision of non-audit services, the limits on the concentration of the auditor’s business and, in general, other requirements designed to safeguard auditors’ independence;

iii)	The Committee should investigate the issues giving rise to the resignation of any external auditor.
d)	In the case of groups, the Committee should urge the group auditor to take on the auditing of all component companies.
See sections: B.1.35, B.2.2, B.2.3 and D.3
Complies
51.	The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.
Complies
52.	The Audit Committee should prepare information on the following points from Recommendation 8 for input to board decision-making:
a)
The financial information that all listed companies must periodically disclose. The Committee should ensure that interim statements are drawn up under the same accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review.

b)
The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Related-party transactions, except where their scrutiny has been entrusted to some other supervision and control committee.
See sections: B.2.2 and B.2.3
Complies

53.
The Board of Directors should seek to present the annual accounts to the General Shareholders’ Meeting without reservations or qualifications in the audit report. Should such reservations or qualifications exist, both the Chairman of the Audit Committee and the auditors should give a clear account to shareholders of their scope and content.

See section: B.1.38
Complies
54.	The majority of Nomination Committee members — or Nomination and Remuneration Committee members as the case may be — should be independent directors.

See section: B.2.1
Complies
55.	The Nomination Committee should have the following functions in addition to those stated in earlier recommendations:
a)
Evaluate the balance of skills, knowledge and experience on the board, define the roles and capabilities required of the candidates to fill each vacancy, and decide the time and dedication necessary for them to properly perform their duties.

b)	Examine or organize, in appropriate form, the succession of the chairman and chief executive, making recommendations to the board so the handover proceeds in a planned and orderly manner.

c)	Report on the senior officer appointments and removals which the chief executive proposes to the board.

d)	Report to the board on the gender diversity issues discussed in Recommendation 14 of this Code.
See section: B.2.3
Complies
56.	The Nomination Committee should consult with the company’s Chairman and chief executive, especially on matters relating to executive directors.

Any board member may suggest directorship candidates to the Nomination Committee for its consideration.
Complies

57.	The Remuneration Committee should have the following functions in addition to those stated in earlier recommendations:
a)	Make proposals to the Board of Directors regarding:
i)	The remuneration policy for directors and senior officers;

ii)	The individual remuneration and other contractual conditions of executive directors.

iii)	The standard conditions for senior officer employment contracts.
b)	Oversee compliance with the remuneration policy set by the company.
See sections: B.1.14, B.2.3
Complies
58.	The Remuneration Committee should consult with the Chairman and chief executive, especially on matters relating to executive directors and senior officers.
Complies
G	OTHER INFORMATION OF INTEREST

If you consider that there is any material aspect or principle relating to the Corporate Governance practices followed by your company that has not been addressed in this report, indicate and explain below.

GENERAL CLARIFICATION: It is hereby stated that the details contained in this report refer to the Financial Year ended on 31 December 2010, except in those issues in which a different date of reference is specifically mentioned.

• Note 1 to Section A.3.]

It should be noted that the Company has an Internal Code of Conduct for Securities Markets Issues setting out, among other issues, the general operating principles for Directors and senior executive officers when carrying out personal trades involving securities issued by Telefónica and financial instruments and contracts whose underlying securities or instruments are issued by the Company.

The general operating principles of this Internal Code of Conduct include transactions subject to notification, action limitations as well as the minimum holding period when acquiring securities in the Company, during which time these may not be transferred, except in the event of extraordinary situations that justify their transfer, subject to authorization by the Regulatory Compliance Committee.

• Note 2 to Section A.3.]

On 24 January 2011, Mr. César Alierta Izuel notified the CNMV of the direct acquisition of 5 shares of Telefónica, S.A.

On 24 January 2011, Mr. Julio Linares López notified the CNMV of the direct acquisition of 5 shares of Telefónica, S.A.

On 24 January 2011, Mr. José María Álvarez-Pallete López notified the CNMV of the direct acquisition of 5 shares of Telefónica, S.A.

• Note 3 to Section A.3.]

On March 5, 2007, the Executive Chairman of the Company, Mr. César Alierta Izuel, notified the CNMV of the purchase of 8,200,000 European call options on shares of Telefónica, S.A., to be settled by offset, with maturity on March 2, 2011, and an exercise price of 22 euros. In addition, on April 16, 2008, Mr. Alierta notified the National Securities Exchange Commission (CNMV) of the purchase of 2,000,000 European call options on shares of Telefónica, S.A., to be settled by offset, with maturity on March 2, 2011, and an exercise price of 30 euros.

On November 22, 2010, Mr. Carlos Colomer Casellas notified the CNMV of the sale of various put options on shares of Telefónica, S.A., to be settled by offset, with maturity on June 30, 2011. Mr. Colomer holds 49,053 put options on Telefónica shares, with an exercise price of 16.50 euros on 30.303 and 16 euros on the remaining 18.750.

The amounts appearing in Section A.3. of this report under “Number of direct options” (i.e. Mr. César Alierta Izuel, 493,431; Mr. Julio Linares López, 359,926; and Mr. José María Álvarez-Pallete López, 224,286) related to the maximum number of shares corresponding to the third, fourth and fifth phases of the “Performance Share Plan” to be delivered (from July 1, 2011, July 1, 2012 and July 1, 2013) if all the terms established for such delivery are met.

• Note 4 to Section A.6

Expanding on the existing strategic alliance agreement, on January 23, 2011, Telefónica and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Alliance Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica will acquire through its subsidiary Telefónica Internacional, S.A.U. a number of China Unicom shares amounting to 500 million US dollars from third parties, within nine months from the agreement date.

Following the completion of the transaction, Telefónica will hold, through its subsidiary Telefónica Internacional, S.A.U., approximately 9.7% of China Unicom’s voting share capital, based on the current share price, while China Unicom will own approximately 1.37% of Telefónica’s voting share capital. In recognition of China Unicom’s stake in Telefónica, the latter commits to proposing the appointment of a board member named by China Unicom in the next General Shareholders’ Meeting, in accordance with prevailing legislation and the Company’s Bylaws.

China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital.

• Note 5 to Section B.1.8.]

Shares in the company International Consolidated Airlines Group, S.A. (IAG) began trading on the London and Spanish stock exchanges on January 24, 2011.

• Note 6 to Section B.1.10.]

Although the investment and financing policy is not included literally in article 5.4. of the Regulations of the Board of Directors, in practice said policy is the exclusive competency of the Board of Directors of the Company.

Note 7 to Section B.1.11.]

In order to ensure maximum transparency in this matter, and in accordance with the information provided in the Notes to the Financial Statements corresponding to the financial year 2010, below we provide the remuneration and benefits received by the Directors of Telefónica, S.A. in the year 2010.

The compensation of Telefónica, S.A.’s Directors is governed by Article 28 of the Bylaws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors. In this respect, on April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros. This includes a fixed payment and fees for attending meetings of the Board of Director’s advisory or control Committees. In addition, the compensation provided for in the preceding paragraphs, deriving from membership on the Board of Directors, shall be compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.

Therefore, the compensation paid to Telefónica Directors in their capacity as members of the Board of Directors, the Executive Commission and/or the advisory and control Committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s advisory or control Committees. In this respect, it was also agreed that executive Board members other than the Chairman would not receive the fixed amounts established for their directorships, but only receive the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

The following table presents the fixed amounts established for membership to the Telefónica Board of Directors, Executive Commission and the advisory or control Committees:

		Executive	Advisory or Control
Position	Board of Directors	Commission	Committees
Chairman	300,000	100,000	28,000
Vice Chairman	250,000	100,000	—
Board member:
Executive	—	—	—
Proprietary	150,000	100,000	14,000
Independent	150,000	100,000	14,000
Other external	150,000	100,000	14,000
(Euros)
In addition, the amounts paid for attendance at each of the Advisory or Control Committee’s meetings is 1,250 euros.

Total compensation paid to Telefónica’s Directors for discharging their duties in 2010 amounted to 4,136,167 euros in fixed compensation and 321,250 euros in fees for attending the Board‘s Advisory or Control Committees meetings. It should also be noted that the compensation paid to Company Directors sitting on the Boards of other Telefónica Group companies amounted to 1,780,898 euros. In addition, the Company Directors who are members of the regional advisory Committees, including the Telefónica Corporate University Advisory Council, received a total of 556,250 euros in 2010.

The following table presents the breakdown by item of the compensation and benefits paid to Telefónica’s Directors for discharging their duties in 2010:

			Other Board
			Committees
		Executive		Attendance
Board Members	Advisory	Commission	Fixed	fees	TOTAL
Chairman
Mr. César Alierta Izuel	300,000	100,000	—	—	400,000
Vice chairmen
Mr. Isidro Fainé Casas	250,000	100,000	—	—	350,000
Mr. Vitalino Manuel Nafría Aznar	250,000	—	56,000	26,250	332,250
Members:
Mr. Julio Linares López	—	—	—	—	—
Mr. José María Abril Pérez	150,000	100,000	14,000	3,750	267,750
Mr. José Fernando de Almansa Moreno-Barreda	150,000	—	56,000	26,250	232,250
Mr. José María Álvarez-Pallete López	—	—	—	—	—
Mr. David Arculus	150,000	—	28,000	11,250	189,250
Ms. Eva Castillo Sanz	150,000	—	42,000	23,750	215,750
Mr. Carlos Colomer Casellas	150,000	100,000	56,000	23,750	329,750
Mr. Peter Erskine	150,000	100,000	56,000	36,250	342,250
Mr. Alfonso Ferrari Herrero	150,000	100,000	106,167	48,750	404,917
Mr. Luiz Fernando Furlán	150,000	—	14,000	3,750	167,750
Mr. Gonzalo Hinojosa Fernández de Angulo	150,000	100,000	98,000	51,250	399,250
Mr. Pablo Isla Álvarez de Tejera	150,000	—	84,000	18,750	252,750
Mr. Antonio Massanell Lavilla	150,000	—	70,000	31,250	251,250
Mr. Francisco Javier de Paz Mancho	150,000	100,000	56,000	16,250	322,250
TOTAL	2,600,000	800,000	736,167	321,250	4,457,417
(Euros)

In addition, the breakdown of the total paid to executive Directors Mr. César Alierta Izuel, Mr. Julio Linares López and Mr. José María Álvarez-Pallete López for discharging their executive duties by item is as follows:

2010
ITEMS	(euros)
Salaries	6,356,975
Variable compensation	8,186,448
Compensation in kind (1)	117,290
Contributions to pension plans	25,444

(1)	“Compensation in kind” includes life and other insurance premiums (general medical and dental insurance).
In addition, with respect to the Pension Plan for Senior Executives, the total amount of contributions made by the Telefónica Group in 2010 in respect of executive directors was 1,925,387 euros.

In relation to the “Performance Share Plan” approved at the General Shareholders’ Meeting of June 21, 2006, the maximum number of shares corresponding to the third, fourth and fifth — and final — phases of the Plan will be given (on July 1, 2011, July 1, 2012 and July 1, 2013) to each of Telefónica, S.A.’s executive Directors if all the terms established for such delivery are met, is as follows: Mr. César Alierta Izuel (148,818 shares in the third phase, 173,716 shares in the fourth phase, and 170,897 shares in the fifth phase); Mr. Julio Linares López (101,466 shares in the third phase, 130,287 shares in the fourth phase and 128,173 shares in the fifth phase); Mr. José María Álvarez-Pallete López (67,644 shares in the third phase, 78,962 shares in the fourth phase and 77,680 shares in the fifth phase). Similarly, with respect to the execution of the second phase of the Plan in July 2010, since the Total Shareholder Return (“TSR”) of Telefónica was higher in this phase than the TSRs of companies representing 75% of the market cap of the comparison group, the beneficiaries received, in accordance with the general terms and conditions of the Plan, all the shares assigned to them as follows: Mr. César Alierta Izuel, 116,239 shares; Mr. Julio Linares López, 57,437 shares; Mr. José María Álvarez-Pallete López, 53,204 shares.

Furthermore, at the General Shareholders’ Meeting of Telefónica, S.A. on June 23, 2009, its shareholders approved the “Global Employee Share Plan”, a Telefónica, S.A. share incentive plan for Group employees worldwide, including executives and executive Directors of the Company,.

The three executive Directors decided to participate in this plan, contributing the maximum, i.e. 100 euros a month, over 12 months. Therefore, at the date of preparing these financial statements, the three executive Directors had acquired a total of 78 shares through this plan, whereby they are entitled to receive, free of charge, an equivalent number of shares providing that, among other conditions, they retain the acquired shares during the consolidation period (12 months from the end of the acquisition period).

It should be noted that the external Directors do not receive and did not receive in 2010 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.

In addition, the Company does not grant and did not grant in 2010 any advances, loans or credits to the Directors, or to its top executives, thus complying with the requirements of the U.S.A. Sarbanes-Oxley Act, which is applicable to Telefónica, S.A. as a listed company in that market.

• Note 8 to Section B.1.11.]

Subsection b). The “Fixed Payment” includes both the amounts of the salaries received from other Telefónica Group companies by the members of the Board of Directors in their capacity as executives, and the amount received by the members of the Board of Directors as fixed allowance for belonging to the Board of Directors of any of the companies of the Group or of its respective Committees.

• Note 9 to Section B.1.11.]

It is noted that the total amount of the contributions made by the Telefónica Group during 2010 to the Pension Plan for Senior Executives was 1,925,387 euros on behalf of executive Directors is recorded under the category “Other” in the compensation tables included under points a) and b) of section B.1.11 of the 2010 Annual Corporate Governance Report, as it was done in the Annual Corporate Governance Reports for 2008 and 2009.

This is because said Plan is an employee benefit that differs to the general pension plan by which Telefónica remunerates its employees (including executive Directors) which is recorded under the sections on “Pension Funds and Plans” in the aforementioned section B.1.11 of the Annual Corporate Governance Report.

• Note 10 to Section B.1.12.]

“Total remuneration received by senior management” includes the economic valuation of the compensation received under the “Performance Share Plan”, as well as contributions made by the Telefónica Group in 2010 to the Pension Plan.

In order to ensure maximum transparency in this matter, and in accordance with the information provided in the Notes to the Financial Statements corresponding to the financial year 2010, below we provide the remuneration and benefits received by the Senior Executives of Telefónica, S.A. in the year.

The six senior executives of the Company, excluding those that are Directors, received a total for all items in 2010 of 10,830,531 euros. In addition, the contributions made by the Telefónica Group in 2010 with respect to the Pension Plan for these senior executive officers amounted to 926,004 euros.

Furthermore, the maximum number of shares corresponding to the third, fourth and five-an last- phases of the “Performance Share Plan” assigned to the Company’s senior executives for each of the periods is: 306,115 shares for the third phase, 394,779 shares for the fourth phase and 350,485 shares for the fifth phase. Similarly, as explained above, these senior executives received a total of 251,681 shares in the second phase of the Plan.

Finally, with regards to the “Global Employee Share Plan”, at the date of preparing these Financial Statements, the abovementioned six senior executives had acquired, under this plan, a total of 152 shares.

• Note 11 to Section B.1.21.]

Although there are no specific powers granted to an independent Director to these effects, the Company considers that this recommendation can be deemed as complied with for the following reasons:

• In accordance with Article 29 of the Regulations of the Board of Directors, all the Directors of the Company, including all independent Directors, may request that a meeting of the Board of Directors be called whenever they consider it necessary, or that the items they deem appropriate be included in the Agenda.

• Furthermore, in accordance with Article 13.3 of said Regulations, the Chairman of the Board of Directors, together with the Chairman of the Nominating, Compensation and Corporate Governance Committee — who shall in all events be an independent Director (Article 22 of the Regulations) — shall be responsible for organizing and coordinating a periodic assessment of the Board.

• Note 12 to Section B.1.29.]

In 2010, the other Board Committees held the following meetings:
•	Human Resources and Corporate Reputation and Responsibility Committee: 5

•	Regulation Committee: 5

•	Service Quality and Customer Service Committee: 4

•	International Affairs Committee: 4

•	Innovation Committee: 11

•	Strategy Committee: 11
• Note 13 to Section B.1.31.]

In accordance with the US securities market regulations, the information contained in the Annual Report on form 20-F (which includes the consolidated Annual Financial Statements of the Telefónica Group), filed with the Securities and Exchange Commission, is certified by the Executive Chairman of the Company, Mr. César Alierta Izuel, and by the General Manager of Strategy, Finance and Development, Mr. Santiago Fernández Valbuena. This certification is made after the Financial Statements have been prepared by the Board of Directors of the Company.

• Note 14 to Section B.1.39.]

Financial year 1983 was the first audited by an external auditor. Prior to that, the financial statement were revised by chartered accountants (‘censores de cuentas’). Therefore, 1983 is the base year taken for calculating the percentage in the case of audits of the Individual Annual Accounts of Telefónica, S.A. and 1991 is the date taken for the calculation of the percentage in the case of the Consolidated Annual Accounts, as 1991 was the first year in which the Telefónica Group prepared Consolidated Annual Accounts.

• Note 15 to Section C.2.]

The transactions included under “Commitments Undertaken” in amounts of 11,062,000, 134,637, 800,000 and 407 euros, the first two of which are with Banco Bilbao Vizcaya Argentaria, S.A. and the last two with Caja de Ahorros y Pensiones de Barcelona, “la Caixa”, entail transactions with derivatives.

• Note 16 to Section F. Recommendation 34]

Notwithstanding the information provided in this section, it is hereby noted that in 2010 no Director of the Company gave up their office before their tenure expired.

You may include in this section any other information, clarification or observation related to the above sections of this report.

Specifically indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when different to that required by this report.

Binding definition of independent director:

List any independent directors who maintain, or have maintained in the past, a relationship with the company, its significant shareholders or managers, when the significance or importance thereof would dictate that the directors in question may not be considered independent pursuant to the definition set forth in section 5 of the Unified Good Governance Code.

No
This annual corporate governance report was approved by the company’s Board of Directors at its meeting held on 23 February 2011.

Indicate whether any directors voted against or abstained from voting on the approval of this report.
No
*****

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: April 15th, 2011	By:	/s/ Ramiro Sánchez de Lerín García - Ovies
		Name:	Ramiro Sánchez de Lerín García - Ovies
		Title:	General Secretary and Secretary to the Board of Directors